Form 20-F
period 2004-12-31
XYRATEX LTD
filed 2005-02-28
CIK 1284823

QuickLinks -- Click here to rapidly navigate through this document

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended November 30, 2004
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transaction period from to

(Commission file number 333-116083)

XYRATEX LTD
(Exact Name of Registrant as Specified in Its Charter)

Bermuda
(Jurisdiction of Incorporation or Organization)

Langstone Road
Havant PO9 1SA
United Kingdom
(011) 44 2392 496000
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
(Title of class)

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each Exchange on which registered
Common Shares, par value $0.01 per share	Nasdaq Stock Market

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

28,191,652 common shares, par value $0.01 per share

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                   No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                   Item 18 ☒

INTRODUCTION

        We are incorporated under the laws of Bermuda and maintain a registered office in Bermuda at Clarendon House, Church Street, Hamilton, Bermuda. Our principal executive offices are located at Langstone Road, Havant PO9 1SA, United Kingdom and the telephone number for these offices is (011) 44 2392 496000. Our agent for service of process in the United States is Chris Sharman, 2031 Concourse Drive, San Jose, California 95131-1727, USA (telephone: (408) 894 0800).

        We conducted our initial public offering in the United States and listing of our common shares on the Nasdaq National Market on June 29, 2004. Our common shares trade on the Nasdaq National Market under the symbol "XRTX."

        In this Annual Report, except as otherwise indicated or as the context otherwise requires, the "Company", "Group", "Xyratex", "we", "us" and "our" refers to Xyratex Ltd and its subsidiaries.

INDUSTRY DATA

        In this Annual Report, we refer to information regarding the Storage and Network Systems Market and the Storage Infrastructure Market from International Data Corporation, or IDC, an independent research company, Gartner Dataquest, an independent research group and Trend Focus, an independent research company.

CAUTIONARY REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words "aim," "may," "expect," "anticipate," "believe," "future," "continue," "help," "estimate," "plan," "intend," "should," "could," "would," "shall" or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgement of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see "Part I, Item 3D—Risk Factors" and "Item 5—Operating and Financial Review and Prospects."

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

Item 3A: Selected Financial Data

        The selected historical consolidated statement of operations data presented below for the fiscal years ended November 30, 2004, 2003 and 2002, and the selected historical consolidated balance sheet data as of November 30, 2004 and 2003, have been derived from the audited consolidated financial statements of Xyratex Ltd, which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

        The selected historical consolidated statement of operations data presented below for the fiscal year ended November 30, 2001, and the selected historical consolidated balance sheet data as of November 30, 2002 and 2001 have been derived from the audited consolidated financial statements of Xyratex Ltd, which have been prepared in accordance with U.S. GAAP. The statement of operations data for the 2000 fiscal year and balance sheet data as of November 30, 2000 have been derived from the unaudited consolidated financial statements of Xyratex Ltd, which have been prepared in accordance with U.S. GAAP.

        Xyratex Ltd became our parent company immediately prior to the closing of our initial public offering on June 29, 2004. Prior to this date our parent company was Xyratex Group Limited. For the periods from October 31, 2000 to June 29, 2004 the selected historical financial data represent the results of operations and financial position of Xyratex Group Limited. Xyratex Group Limited was formed in August 2000 for the purpose of acquiring subsidiaries containing the data storage and network technology business of Havant International Holdings Limited as part of a demerger of that company. For the periods until October 31, 2000, the date of the demerger, the selected historical financial data represent the results of operations and financial position of Havant International Holdings Limited. The remaining businesses of Havant International Holdings Limited were transferred to another newly formed company, Havant International Limited, and these businesses are presented as discontinued operations for periods prior to November 1, 2000.

	Year Ended November 30,
	2004	2003	2002	2001	2000
	(U.S. dollars in thousands)				(unaudited)
Consolidated Statement of Operations Data:
Revenues:
Storage and Network Systems	$318,692	$221,714	$177,783	$117,697	$64,077
Storage Infrastructure	140,322	112,055	74,749	57,197	49,310

Total revenues	459,014	333,769	252,532	174,894	113,387

Cost of revenues:
Non-cash equity compensation(1)	7,827	690	—	—	—
Other	356,558	260,020	198,758	127,786	73,667

Total cost of revenues	364,385	260,710	198,758	127,786	73,667

Gross profit	94,629	73,059	53,774	47,108	39,720

Operating expenses:
Research and development:
Development arrangement(2)	(6,000)	—	7,800	—	—
Non-cash equity compensation (1)	23,959	2,428	—	—	—
Other	37,429	29,797	22,424	19,313	17,675

Total research and development	55,388	32,225	30,224	19,313	17,675

Selling, general and administrative:
Non-cash equity compensation(1)	136,363	54,143	—	—	—
Other	28,005	22,426	17,448	15,480	23,106

Total selling, general and administrative	164,368	76,569	17,448	15,480	23,106

Loss (gain) on derivative financial instruments	—	—	(1,763)	138	140
Amortization of intangible assets	1,169	—	—	—	—
In process research and development	852	—	—	—	—
Other costs(1)	2,388	11,625	2,771	334	1,936

Total operating expenses	224,165	120,419	48,680	35,265	42,857

Operating income (loss)	(129,536)	(47,360)	5,094	11,843	(3,137)

Interest income (expense), net(3)	1,052	(209)	(923)	(882)	(1,082)
Gain on sale of investments(4)	—	—	—	—	40,483

Income (loss) from continuing operations before income taxes	(128,484)	(47,569)	4,171	10,961	36,264

Provision (benefit) for income taxes	(6,239)	(11,754)	(791)	1,272	3,615

Net income (loss) from continuing operations	(122,245)	(35,815)	4,962	9,689	32,649

Income (loss) from discontinued operations	(12,924)	(20,194)	(3,326)	(4,512)	(19,100)
Gain (loss) from sale of discontinued operations	—	(185)	—	—	—

Net income (loss)	$(135,169)	$(56,194)	$1,636	$5,177	$13,549

Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share (basic and diluted)(5)	$(6.72)	$(9.60)	$2.67	$5.22	$16.01
Net earnings (loss) per common share, class B ordinary and preferred ordinary share (basic and diluted)(5)	$(7.43)	$(15.07)	$0.88	$2.79	$6.64
Unaudited pro forma basic and diluted net loss per common share from continuing operations(6)	$(4.78)	$(1.60)	—	—	—
Cash dividend per class A, B and C ordinary share	—	—	—	—	$3.85
Cash dividend per class A, B and C ordinary share in U.K. pounds	—	—	—	—	£2.50

(1)
In accordance with U.S. GAAP, we were required to record a non-cash equity compensation expense of $168.1 million in continuing operations and $12.9 million in discontinued operations in our 2004 fiscal year in connection with our initial public offering. We were also required to record a non-cash equity compensation expense of $57.3 million in continuing operations and $19.9 million in discontinued operations in our 2003 fiscal year in connection with a transaction in which funds managed by HgCapital acquired a significant shareholding in Xyratex Group Limited. These expenses resulted from the removal of transferability restrictions on the shares and options as a consequence of the initial public offering or which were sold to funds managed by HgCapital. We also recorded expenses of the initial public offering and the HgCapital transaction totaling $2.4 million and $11.6 million in our 2004 and 2003 fiscal years, respectively.

(2)
Relates to a loan of $6.0 million and other payments of $1.8 million associated with a development arrangement with a supplier. These payments were recorded as an expense in our fiscal year ended November 30, 2002 as it was believed that repayment was dependent on the successful efforts of the related research and development. In February 2004, this supplier was acquired by another company and in August 2004 the loan was repaid. Accordingly, we have reduced operating expenses by $6.0 million in our 2004 fiscal year. However, it is not possible to predict whether the payment of $1.8 million will have any significant future benefit.

(3)
Interest income in our 2004 fiscal year includes interest received of $1.1 million on the $6.0 million loan described in footnote (2) above.

(4)
Represents a gain on the sale of shares of Teleplan International NV in April 2000 that were received as a portion of the consideration for the sale of a discontinued operation in our 1999 fiscal year.

(5)
Based on the weighted average (in thousands) of 18,195, 3,730, 1,856, 1,856 and 2,039 Xyratex Ltd common shares and Xyratex Group Limited, class B ordinary and preferred ordinary shares outstanding for the years ended November 30, 2004, 2003, 2002, 2001 and 2000, respectively. The computation of earnings per share does not include outstanding Xyratex Group Limited class A ordinary and preferred ordinary shares and class C ordinary shares, which were subject to transferability restrictions that lapsed on the earlier of an initial public offering or a sale or liquidation of Xyratex Group Limited. Under U.S. GAAP, these shares are not treated as outstanding when computing net earnings per share.

(6)
As described in Note 1 to the consolidated financial statements, upon completion of our IPO, the shareholders of Xyratex Group Limited exchanged the outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671, respectively. The pro forma effects of this exchange have been reflected in the unaudited pro forma net loss per common share for the years ended November 30, 2004 and 2003.

  The weighted average number of common shares used in the calculation of pro forma basic and diluted net loss per common share for the year ended November 30, 2004 and November 30, 2003 assumes the conversion of the class A and B ordinary and preferred ordinary shares, and the class C ordinary shares to common shares occurred on December 1, 2002 using the conversion ratios above.

  The computations for the weighted average shares outstanding used in the calculation of basic and diluted earnings per common share from continuing operations are as follows:

	Year Ended November 30, 2004
	Weighted average Shares Outstanding	Conversion Ratio	Common Shares
Xyratex Group Limited class A preferred ordinary shares	5,682	1.036378	5,889
Xyratex Group Limited class B preferred ordinary shares	6,444	0.945	6,089
Xyratex Group Limited class C ordinary shares(a)	1,053	1.071671	1,129
Xyratex Ltd common shares (weighted average)			11,752

Weighted average common shares			24,859
Common shares whose proceeds may be used to retire debt			724

Total weighted average common shares—basic and diluted			25,583

	Year Ended November 30, 2003
	Weighted average Shares Outstanding	Conversion Ratio	Common Shares
Xyratex Group Limited class A ordinary shares	5,713	1.036378	5,921
Xyratex Group Limited class A preferred ordinary shares	1,792	1.036378	1,858
Xyratex Group Limited class B ordinary shares	1,480	1.036378	1,534
Xyratex Group Limited class B preferred ordinary shares	2,250	0.945	2,126
Xyratex Group Limited class C ordinary shares(a)	10,245	1.036378	10,617

Weighted average common shares			22,056
Common shares whose proceeds may be used to retire debt			275

Total weighted average common shares—basic and diluted			22,331

  (a)
  The conversion ratio for class C ordinary shares outstanding for the year ended November 30, 2003 differs from the conversion ratio for class C ordinary shares outstanding for the year ended November 30, 2004 since all class C ordinary shares outstanding at September 17, 2003 along with all class A and B ordinary shares were converted to class A preferred ordinary shares on a one-for-one basis. Accordingly, the same conversion ratio is used for all shares that were converted to class A preferred ordinary shares. No new class C ordinary shares were issued until the year beginning December 1, 2003.

	As of November 30,
	2004	2003	2002	2001	2000
	(U.S. dollars in thousands)
					(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$63,495	$2,008	$455	$694	$3,958
Working capital	90,847	14,275	7,351	5,880	(3,841)
Total assets	205,242	111,271	76,663	64,739	64,989
Short-term borrowings and current portion acquisition note payable	6,000	4,133	4,763	5,081	827
Long-term debt and acquisition note payable, net of current portion	11,000	15,000	7,850	7,112	764

Total debt	17,000	19,133	12,613	12,193	1,591

Total shareholders' equity	$116,701	$19,001	$8,962	$8,636	$3,459

Number of shares issued and outstanding:
Common shares	28,043	—	—	—	—
Class B preferred ordinary shares	—	11,099	—	—	—
Class A preferred ordinary shares	—	8,845	—	—	—
Class A ordinary shares	—	—	7,166	7,579	7,579
Class B ordinary shares	—	—	1,856	1,856	1,856
Class C ordinary shares	—	—	—	—	—
Class C ordinary shares	—	—	12,850	13,479	13,479

Item 3B: Capitalization and Indebtedness

        Not applicable.

Item 3C: Reason for the Offer and Use of Proceeds

        Not applicable.

Item 3D: Risk Factors

        The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

        Sales to a small number of customers represent a substantial portion of our revenues. The loss of any major customers could significantly harm our financial condition.

        We derive a substantial portion of our revenues from a relatively small number of customers. Our top customers by revenue are Network Appliance, Seagate Technology and Western Digital. In our 2004 fiscal year, sales to these customers accounted for 53%, 24% and 5% of our revenues, respectively. In our 2003 fiscal year these customers accounted for 45%, 22% and 11% of our revenues, respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with these customers, our financial condition could be significantly harmed.

        Our customers operate in an industry that experiences frequent volatility. If any of our top customers were to suffer financial difficulties, whether as a result of downturns in the markets in which they operate or otherwise, our financial condition could be significantly harmed.

        The markets in which we operate are cyclical and a reduction in customer demand in any particular financial period could significantly harm our financial condition.

        Customer demand is cyclical in the technology industry in general, and the disk drive production equipment market in particular. One reason for the particular variability in demand for these products is that, for our customers, the decision to invest in new or upgraded production facilities is a strategic decision that involves a significant commitment of their financial resources. A customer's decision is dependent upon several factors, including its financial condition, the condition and obsolescence of its existing production facilities, the expected demand for its products and general confidence in its business. Our revenues are likely to continue to reflect the cyclical nature of the technology industry.

        Demand for our disk drive production equipment products is also linked to developments in the disk drive market. The market for disk drives has historically experienced periods of production over-capacity which have in turn led to the deterioration of market prices for data storage products. The confidence of our customers to invest in new disk drive production equipment does not usually recover until supplies of disk drives are reduced or new technologies are introduced. Future over-capacity in the disk drive market could result in a significant decrease in demand for our products, and this could significantly harm our financial condition.

        Because original equipment manufacturers comprise a substantial portion of our customer base, we have limited control over the volume and pricing of our products, which could significantly harm our financial condition.

        We sell our Storage and Network Systems products exclusively to original equipment manufacturers, or OEMs, and our Storage Infrastructure products directly to disk drive manufacturers. As a result, the quantity of products that we sell is significantly affected by our OEM customers' volume requirements, over which we have little control. We are subject to continued pricing pressures from our customers, particularly our OEM customers. If these volume requirements decrease or pricing pressures increase, our financial condition could be significantly harmed.

        Our operating results are subject to substantial quarterly and annual fluctuations, our period to period comparisons are not necessarily meaningful and we may not meet the expectations of public market analysts and investors.

        Our revenues in any quarter are substantially dependent upon customer orders in that quarter. We attempt to project future orders based in part on estimates from our major customers. For this purpose, arrangements with major customers will usually include the estimated future volume requirements of that customer. Our customers' estimated requirements are not always accurate and we therefore cannot predict our quarterly revenues with any degree of certainty.

        Our typical pricing model is based on several variables (including overall volume of products ordered and the type and cost of components) which also makes it difficult for us to accurately predict future revenues. In addition, we regularly develop new products. Revenues from new products are difficult for us to predict accurately. Any delay in the development of new products could further complicate revenue predictions and result in a reduction in our expected revenues.

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income (Loss) from Continuing Operations
	(unaudited) (U.S. dollars in thousands)
First Quarter 2003	$86,241	$9,432
Second Quarter 2003	75,445	4,463
Third Quarter 2003	72,720	2,762
Fourth Quarter 2003	99,363	(52,472)
First Quarter 2004	119,285	17,871
Second Quarter 2004	108,122	5,057
Third Quarter 2004	114,906	(153,381)
Fourth Quarter 2004	$116,701	$8,208

        In addition, we may derive a significant portion of our revenues in each quarter from a small number of relatively large orders. If one or more of our major customers decides to defer a purchase order in any given quarter, this is likely to result in reduced total revenues for that quarter. Accordingly, comparisons of our quarterly results of operations or other period to period comparisons are not necessarily meaningful and should not be relied on as an indication of our future performance.

        Our quarterly and annual revenues and results of operations may also fluctuate significantly if one or more of the risk factors identified in this Annual Report occurs and, depending upon the timing of that event, may have a disproportionate effect in any given quarter or year. In addition, it is possible that some future results of operations may be below the expectations of public market analysts and investors.

        Our market is highly competitive and we may not be able to compete effectively.

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including Adaptec Inc., Dot Hill Systems Corp. and Engenio Information Technologies Inc.;

  •
  in-house development efforts by existing and potential customers, particularly in the storage infrastructure market; and

  •
  collaborations between in-house development teams and emerging technology companies.

        In addition, we face potential competition from new entrants including our current technology suppliers.

        Some of our current and potential competitors may have longer operating histories, lower operating costs, or greater financial, technical, marketing or other resources than we do and we cannot assure you that we will have the resources to compete successfully in the future. In addition, some of our competitors have the resources to enable them to adopt aggressive pricing policies to gain market share or to shift production to lower cost regions. If we are unable to compete successfully against our current and future competitors, we could experience profit margin reductions or loss of market share, which could significantly harm our financial condition.

        Our competitors may consolidate or form alliances with each other in the future. The successful consolidation of two or more of our competitors could result in the combination of their resources and technological capabilities. This could result in a more formidable competitor with improved access to a wider customer base and improved economies of scale and could result in the loss by us of significant market share. In addition, any future consolidation between any of our competitors and any of our suppliers could result in increased costs for the supply of components from that supplier or the need to find an alternative source for the supply of those components. If we are not able to find an alternative supplier then our ability to manufacture our products at acceptable prices or to deliver our products on time could be impaired. Moreover, future consolidation between any of our competitors and any of our customers could result in a decrease in the volume of purchases from that customer or the loss of that customer altogether. Industry consolidation within the markets in which we operate could adversely affect our revenues and negatively impact our competitive position.

        The success of our business depends on the continued high growth of the volume of digital information and the market for data communication networks. If this growth does not occur at the rate anticipated our business may be significantly harmed.

        Virtually all of our products find application in data storage and in the establishment and operation of data communication networks. If the growth that we and others have forecasted in the data storage and data communication networking markets does not occur at the rate we expect, our business may be significantly harmed.

        Claims by third parties that we infringe their intellectual property or that patents on which we rely are invalid could significantly harm our financial condition, and the enforcement of our intellectual property rights may be expensive and could divert valuable company resources.

        We operate in an industry characterized by frequent disputes over intellectual property. Third parties have in the past asserted, and in the future may assert, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and make claims that our products and technologies infringe their intellectual property, which could result in infringement lawsuits being filed against us. Any claims, whether made directly against us or through the indemnification arrangements we often enter into with our customers, could result in costly litigation, divert the attention of our technical and management personnel from operating our business, cause product shipment delays, or prevent us from making or selling certain products. In addition, we cannot assure you that we would prevail in any litigation related to infringement claims against us. Generally, our liability insurance does not cover claims of this type. Moreover, as a result of these sorts of claims, we could be required to enter into royalty or licensing agreements which, if available, may not be available on commercially reasonable terms. We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases.

        We may also need to assert claims against others in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, and we cannot be sure that we would prevail in any future litigation. Any litigation of this nature, whether or not determined in our favor or settled by us, would be costly and could divert valuable company resources. The enforcement by third parties of their intellectual property rights against us or the failure to successfully protect our intellectual property rights could significantly harm our financial condition.

        The markets for our products are characterized by frequent technological innovation. If we do not successfully develop new products in a timely manner our future operating results and competitive position could be significantly harmed.

        The markets for our products are characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards, such as communication protocols. The rapid rate of technological change in the markets in which we operate also results in the commoditization of some of the products that we make. We cannot assure you that the design of future products will be completed as scheduled, that we will not experience difficulties that delay or prevent successful development, introduction, marketing and licensing of new products, or that any new products that we may introduce will achieve market acceptance or commercial success. In addition, the introduction of products based on new technologies and new industry standards could render our existing products obsolete and unmarketable and could devalue our previous investment in research and development. If we do not successfully develop new products in a timely manner our future profitability and competitive position could be significantly harmed. As a result of rapid technological changes, we may have to exit markets in which we operate. If we cannot manage the impact of the disruption on our existing customer base, our financial condition could be harmed.

        We are dependent on single source suppliers and limited source suppliers for certain key components.

        Our manufacturing process depends on the availability and timely supply of components which meet our specifications and quality demands. Some of the components that we integrate into our own products are highly specialized and may only be available from a single source or a limited number of suppliers. In particular, we depend on Solectron Corporation as our sole source supplier for the provision of electronic circuit boards. Our reliance on Solectron reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Solectron, or if Solectron experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Moreover, if any of our suppliers were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, our suppliers may go out of business, be impacted by natural disasters or may cease production of components, and it can take a substantial period of time to qualify a new supplier of components. Moreover, we obtain these components through purchase order arrangements and do not have long-term supply agreements in place with our suppliers.

        We are heavily dependent on our proprietary technology and our competitors may gain access to this technology.

        We depend heavily on our proprietary technology and rely on a combination of patent, copyright and trade secret laws to protect our intellectual property and expertise. We also attempt to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers and employees and through other security measures. Despite these efforts, we cannot assure you that others will not gain access to our trade secrets or that we can fully protect our intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain countries in which we operate. Nor can we guarantee that our competitors will not independently develop comparable technologies. We cannot rely on our patents to provide us with any significant competitive advantage. Failure to protect our proprietary rights could significantly harm our financial condition.

        Our products are complex and may contain defects that are detected only after deployment in complex networks and systems.

        Our products are highly complex and are designed to form part of larger complex networks and systems. Defects in our products, or in the networks and systems of which they form a part, may directly or indirectly result in:

  •
  costs associated with the remediation of any problems attributable to our products;

  •
  loss of or delays in revenues;

  •
  loss of customers;

  •
  failure to achieve market acceptance and loss of market share;

  •
  increased service and warranty costs; and

  •
  increased insurance costs.

        Defects in our products could also result in legal actions by our customers for property damage, injury or death. Product liability claims could exceed the level of insurance coverage that we have obtained to cover defects in our products. Any significant uninsured claims could significantly harm our financial condition.

        We may not be able to effectively manage our anticipated growth and the expansion of our operations.

        We are currently experiencing a period of strong growth which has placed, and will continue to place, significant demands on our management, operational, engineering and financial resources. In particular, there is a risk that the need to manufacture increasing volumes of products in order to meet large orders may temporarily affect our ability to control quality in the production process and our ability to deliver products on time. Our ability to effectively manage growth and expansion will also require us to continue to implement and improve our operational, financial and management information systems and research and development processes, to train and manage our employees and to continue to develop, maintain and expand our supplier and customer relationships. Any failure to manage this growth effectively could significantly harm our financial condition.

        Our future growth depends in part on our successfully identifying and executing acquisitions, joint ventures and strategic relationships.

        Our growth strategy may involve acquisitions, strategic alliances or joint ventures. For example, in February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process. These transactions involve certain risks resulting from the difficulties of integrating employees, operations, technologies and products. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired or restructured businesses. For example, the consideration for the acquisition of ZT Automation LLC included up to $20.4 million which is principally contingent upon future revenues generated by this business. In order to successfully integrate acquired operations into our business we may be required to expend significant funds, incur debt or assume liabilities, any of which could negatively affect our operations. In addition, the successful integration of acquired operations may also require substantial attention from our senior management, which may limit the amount of time available to be devoted to the day-to-day operations of our business or the execution of our business strategy. There can be no assurances that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Additionally, we may be required to record expenses for write-downs of goodwill or other intangible assets associated with our acquisitions.

  We have a long and unpredictable sales cycle.

        Our products are technically complex and we typically supply them in high quantities to a small number of customers. Many of our products are also tailored to meet the specific requirements of individual customers, and are often integrated by our customers into the systems and products that they sell. Factors that affect the length of our sales cycle include:

  •
  the time required for testing and evaluating our products before they are deployed;

  •
  the size of the deployment; and

  •
  the degree of system configuration necessary to deploy our products.

        As a result, our sales cycle may take up to 18 months, and the length of our sales cycle is frequently unpredictable. In addition, the emerging and evolving nature of the market for the products that we sell may lead prospective customers to postpone their purchasing decisions. We invest resources and incur costs during this cycle that may not be recovered if we do not successfully conclude sales. These factors lead to difficulty in matching revenues with expenses, and to increased expenditures which together may contribute to declines in our results of operations and our share price.

        We operate in the United States, Asia and the United Kingdom and we cannot predict the impact that risks typically associated with conducting business internationally will have on our business.

        We have operations in the United States, Asia and the United Kingdom, and we market and sell our products throughout the world. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

  •
  significant currency fluctuations between the U.S. dollar (in which our revenues are principally denominated) and the U.K. pound (in which certain of our costs are denominated);

  •
  complexities of managing our operations in the United States, the United Kingdom and Malaysia;

  •
  uncertainty owing to the overlap of different legal regimes, a possibly disadvantageous legal position due to the application of foreign law as well as problems in asserting contractual or other rights across international borders, for example, warranty claims against suppliers and claims for payment against customers;

  •
  potentially adverse tax consequences, such as transfer pricing arrangements between the countries in which we operate;

  •
  potential tariffs and other trade barriers;

  •
  unexpected changes in regulatory requirements, particularly in Malaysia;

  •
  the burden and expense of complying with the laws and regulations of various jurisdictions; and

  •
  the impact of a seasonal re-occurrence of an outbreak of severe acute respiratory syndrome, or SARS, on our employees, particularly in China.

        The occurrence of any of these events could significantly harm our financial condition.

        Malaysian governmental restrictions on the free transferability of foreign currencies from Malaysia could prevent our Malaysian subsidiary from paying dividends to us.

        Our Malaysian subsidiary manufactures a large proportion of our Storage Infrastructure products. This subsidiary recorded revenues of $91 million in our 2004 fiscal year. In 1998, the Malaysian government introduced restrictions on the free transferability of foreign currencies from Malaysia with a view to protecting the external value of the Malaysian currency. These restrictions, which are still in force, have not constituted an impediment to the regular transfer of money from our Malaysian subsidiary to us. We cannot assure you that the Malaysian transfer restrictions on foreign currency will not be altered in such a way as to restrict the transfer of foreign currency from our Malaysian subsidiary to us. In that event, our Malaysian subsidiary could be partially or entirely unable to pay dividends to us, which in turn could significantly harm our financial condition.

        We have experienced operating losses in the past and there can be no assurance that we will be profitable in the future. We do not currently anticipate paying any dividends on our common shares.

        We recorded operating losses of $129.5 and $47.4 million in each of our 2004 and 2003 fiscal years, respectively and operating income of $5.1 million and $11.8 million in each of our 2002 and 2001 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions. Thereafter we will need to generate significant revenues in order to maintain profitability. We cannot assure you that we can sustain or increase operating income on a quarterly or annual basis in the future. We currently intend to retain all available earnings generated by our operations to develop and grow our business and we do not currently anticipate paying any dividends on our common shares.

        We are dependent upon hiring and retaining highly qualified management and technical personnel.

        We operate in the storage and networking technology markets. Our key management and technical staff are located in the United Kingdom, California and in Malaysia. Particularly in the United Kingdom and California there is strong competition for the highly qualified management and technical personnel with experience in our markets that we need to run our business and to develop new technologies and products. In California, in particular, the rate of turnover of key personnel in our markets is high. Our future success depends in part on our continued ability to hire and retain well-qualified technical personnel. We also rely heavily on our senior management and their ability to maintain relationships with our key customers. Many of our senior managers would be difficult to replace. In addition, we do not maintain key-person life insurance on any member of our senior management, with the exception of our Chief Executive Officer. The loss of any of our key management or technical personnel could significantly harm our financial condition.

        We may incur expenses related to obsolescence or devaluation of unsold inventory, or to reserves necessary to protect us against future write-offs of unsold inventory.

        Failure by us to accurately estimate product demand could cause us to incur expenses related to obsolescence or devaluation of unsold inventory. Due to the nature of our sales arrangements and supply and production arrangements, we may carry a significant amount of unsold inventory. As part of our internal controls, we have comprehensive inventory controls which include management approval for significant inventory purchases and monthly reviews of inventory levels and obsolescence. Historically our costs related to obsolescence have been less than 0.5% of revenues. However, if we fail to accurately estimate product demand, this inventory may lose value or become obsolete before it is sold. This may require us to increase our reserves for obsolete inventory which could significantly harm our financial condition.

        If our Malaysian subsidiary ceases to receive favorable tax treatment by the Malaysian government we may be subject to tax liability that could significantly harm our financial condition.

        A large proportion of our revenues are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government, currently in force until 2007. Our favorable tax treatment in Malaysia is dependent upon meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. However, certain beneficial elements of the tax treaty between Malaysia and the United Kingdom are due to expire in December 2005, which may result in the elimination of these benefits. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

        Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common shares trade, the markets in which we operate, our operations and our financial condition.

        Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and internationally, as well as those of our customers and suppliers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse affect on our business and the trading price of our common shares.

        We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, as a result of violations of or liabilities under environmental laws.

        In October 2000, we demerged our business from Havant International Holdings Limited. Simultaneously with the demerger, one of our subsidiaries transferred its property management business to a newly formed company called Havant International Limited. In connection with this transfer, we retained all potential future liabilities arising prior to the demerger relating to certain real property transferred to Havant International Limited. Liabilities relating to violations of environmental laws could arise in the future in relation to the property transferred to Havant International Limited and any real property on which we operate.

        Our operations inside and outside the United States are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims if we were to violate or become liable under environmental laws or become non-compliant with environmental permits required at our facilities.

        If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

        The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

        Fluctuations in the price and volume of shares of technology companies could result in the volatility of our share price.

        We are a storage and networking technology company. Stock markets generally have recently experienced extensive price and volume fluctuations, and the market prices of securities of technology companies in particular have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. These market fluctuations could result in extreme volatility in the price of our common shares. You should also be aware that price volatility may be more pronounced if the trading volume of our common shares is low.

        Our principal shareholders and management own a significant percentage of our company and will be able to exercise significant influence over our company, and their interests may differ from those of our other shareholders.

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 42% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs and HgCapital, acting alone, will continue to have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

        We are incorporated in Bermuda and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.

        We are incorporated under the laws of Bermuda and a substantial portion of our assets and all of our executive directors and officers are located outside the United States. As a result, it may not be possible for the holders of our common shares to effect service of process upon us or our directors or officers within the United States or to enforce against us or our directors or officers in the United States court judgments based on the civil liability provisions of the securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, there is also significant doubt as to whether the courts of Bermuda would be prepared to entertain an original action in Bermuda based on those laws. We have been advised by our United States and Bermuda legal advisors that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based on United States federal or state securities laws, would not be automatically enforceable in Bermuda.

        Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

        Holders of our common shares may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. We are a Bermuda company and, accordingly, we are governed by the Companies Act 1981 of Bermuda, as amended. The Companies Act differs in certain material respects from laws generally applicable to United States corporations and shareholders, including:

  •
  Interested director transactions: Under the terms of our bye-laws, any director, or any director's firm, partner or any company with whom any director is associated, may act in a professional capacity for the company, other than as auditor, and such director or such director's firm, partner or such company is entitled to remuneration for professional services. Our bye-laws require that a director who is directly or indirectly interested in a proposed contract or arrangement declare the nature of that interest as required by the Companies Act 1981, but after such a declaration, unless disqualified by the Chairman of the relevant board meeting, such director may vote in respect of any contract or proposed contract or arrangement in which he or she is interested and may be counted in the quorum at such meeting. United States companies are generally required to obtain the approval of a majority of disinterested directors or the approval of shareholders before entering into any transaction or arrangement in which any of their directors has an interest, unless the transaction or arrangement is fair to the company at the time it is authorized by the company's board of directors or shareholders.

  •
  Business combinations with interested shareholders: United States companies in general may not enter into business combinations with interested shareholders, namely certain large shareholders and affiliates, unless the business combination has been approved by the board of directors in advance or by a supermajority of shareholders or the business combination meets specified conditions. Under Bermuda law, and under our bye-laws, our board of directors may approve certain business combinations with interested shareholders without the need for a shareholder vote although certain business combinations, such as amalgamations, an arrangement under Bermuda law whereby two corporate entities combine and continue as a combined corporate entity but where neither of the original corporate entities cease to exist, usually require shareholder approval.

  •
  Shareholder suits: The circumstances in which a shareholder may bring a derivative action in Bermuda are significantly more limited than in the United States. In general, under Bermuda law, derivative actions are permitted only when the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company's memorandum of association or bye-laws. In addition, Bermuda courts would consider permitting a derivative action for acts that are alleged to constitute a fraud against the minority shareholders or, for instance, acts that require the approval of a greater percentage of the company's shareholders than those who actually approved them.

  •
  Limitations on directors' liability: Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or in the right of the company, against any director, except with respect to claims or rights of action arising out of the fraud or dishonesty of a director. This waiver may have the effect of barring certain claims against directors arising under U.S. federal securities laws. In general, United States companies may limit the personal liability of their directors as long as they acted in good faith and without knowing violation of law.

  We have provisions in our bye-laws that may discourage a change of control.

        Our bye-laws contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:

  •
  a classified board of directors with staggered three-year terms;

  •
  the ability of our board of directors to determine the rights, preferences and privileges of our preference shares and to issue the preference shares without shareholder approval; and

  •
  the need for an affirmative vote of the holders of not less than 66% of our voting shares for certain business combination transactions which have not been approved by our board of directors.

        These provisions could make it more difficult for a third party to acquire us, even if the third party's offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

ITEM 4: INFORMATION ON THE COMPANY

Item 4A: History and Development

        Xyratex Ltd is a limited liability company incorporated under the laws of Bermuda. Xyratex Ltd was incorporated on April 10, 2002 and is registered with the Registrar of Companies in Bermuda under registration number EC 31989. As a Bermuda company we are governed by the Companies Act 1981 of Bermuda. Our registered office is located at Clarendon House, Church Street, Hamilton, Bermuda. Our agent for service of process in the United States is Chris Sharman, 2031 Concourse Drive, San Jose, California 95131-1727, USA (telephone: (408) 894 0800).

        Xyratex Ltd became the parent company of our business immediately prior to the closing of our initial public offering on June 29, 2004, in order to facilitate the listing of our common shares on the NASDAQ National Market. Xyratex Ltd became our parent company by way of a scheme of arrangement under Section 425 of the Companies Act 1985 of the United Kingdom, pursuant to which the issued shares in Xyratex Group Limited, the parent company of our business prior to the time of our initial public offering, were cancelled in consideration of (i) the issue of common shares of Xyratex Ltd to the former shareholders of Xyratex Group Limited and (ii) the issue of new shares in Xyratex Group Limited to Xyratex Ltd.

        Our business began as part of IBM in 1966. We conducted our business as a manufacturing and development operation until December 1994, at which time we separated from IBM in a management buy-out. During our period as part of IBM, we built up significant expertise in both data storage and networking technologies and their related markets.

        Following our management buy-out, we restructured our business through acquisitions, disposals, and organic investments to form our core global storage and network technology business. Through divestitures we have realized approximately $200 million of proceeds, of which approximately $120 million has been returned to shareholders. These divestitures have also enabled us to make significant investments in research and development focused on building our core competencies of designing and delivering advanced storage and networking technologies and products.

        In March 2003, we sold our digital broadcast technology business to management of that business for proceeds of $0.3 million.

        In September 2003, we successfully completed a private equity transaction with HgCapital, a European private equity firm, pursuant to which HgCapital became one of our major shareholders. The transaction allowed several of our founders and our original venture capital partner to retire and certain of our shareholders to realize their investments by selling their shares.

        In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process.

        In September 2004 we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California.

Item 4B: Business Overview

Business Overview

        We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure. Our Storage and Network Systems products provide modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our storage subsystems support a range of high-speed communication technologies and cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the network storage market by enabling different specifications of storage subsystem designs to be created from a standard set of interlocking technology modules. Using data published by International Data Corporation, or IDC, an independent research company, on the Network Attached Storage, or NAS, market structure in 2003, we estimate that our customer base has a leadership position with over 38% market share. Our Storage Infrastructure products include disk drive production test systems, process automation and servo track writers. We believe that over 50% of all 3.5 inch disk drives shipped worldwide are processed utilizing either our servo track writer or final test and qualification systems. We have quadrupled our revenues from $113.4 million in our 2000 fiscal year to $459.0 million in our 2004 fiscal year

        We have over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols. This experience has enabled us to establish long-term, strategic relationships with our customers. We believe we have been first to market with several data storage system and test equipment products that complement our customers' core competencies and objectives. For example, we were first to market with an automated test process solution for the disk drive manufacturing industry and first-to-market with the introduction of a switch to replace the traditional Fibre Channel loop architecture in a storage subsystem. Our storage subsystem and test and process equipment products enable our customers to improve asset utilization, reduce capital costs and better focus on their value-added objectives.

        We sell our Storage and Network Systems products exclusively to original equipment manufacturers or OEMs, and our Storage Infrastructure products directly to disk drive manufacturers.

We have manufacturing, research and development and sales operations in the United States, Asia and Europe. We form long-term strategic relationships with our customers, which include Network Appliance, Seagate Technology and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of November 30, 2004, we had over 100 customers.

        We believe we derive significant advantages from the technology synergies and requirements across our Storage and Network Systems and Storage Infrastructure business segments. Both segments require the integration of many types of high-speed disk drive technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

        The last decade has seen a dramatic increase in the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications, e-mail communications, the Internet and multimedia applications, which have collectively fueled an increase in demand for data storage capacity. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in enterprise environments. According to IDC, worldwide disk storage systems shipments in 2003 were 831 petabytes with shipments expected to reach 5,444 petabytes in 2008, representing a compound annual growth rate of 45.6%. A petabyte is a unit of measurement equal to one million gigabytes of information.

        Enterprise data is considered to be among an organization's most valued asset and an important source of intellectual capital. Enterprises are spending an increasing percentage of their overall budget on storage related hardware, software and services. According to IDC, worldwide storage spending for hardware, software, SAN infrastructure and services will rise from $56.6 billion in 2003 to $75.3 billion in 2008.

        In addition to the rapid growth of data, enterprises face the challenge of managing the accessibility, prioritization and protection of data in a cost-efficient manner. The realization that not all data is of equal value is driving a proliferation of storage and networking technologies developed to address different data management requirements. These technologies include:

  •
  High-Speed Network Interface Connections to Hosts or Servers: Storage Area Networks, or SANs, are moving from a legacy base of one gigabit and two gigabit Fibre Channel to four gigabit and ten gigabit Fibre Channel. The convergence of networking and storage technology is continuing, offering additional internet protocol, or IP, storage options, such as 10 Gigabit Ethernet and iSCSI for the host connections. Gigabit Ethernet is also widely deployed within the NAS market and we believe will follow the IP storage roadmaps.

  •
  High-Speed Connections from Remote Storage Controllers to Storage Subsystems: These connections are following the enterprise disk drive connection roadmap and we believe will move to higher speeds and new interfaces, such as four gigabit Fibre Channel and serial attached SCSI, or SAS.

  •
  High-Speed Disk Drive Interface Connections: Disk drives are maintaining the historic trend of delivering ever faster connections speeds and new interfaces, such as four gigabit Fibre Channel, SAS and serial ATA, or SATA.

        The emergence of new high-speed, low-cost, storage technologies, such as SATA and iSCSI, combined with more costly, higher performance enterprise storage technologies, such as Fibre Channel and SCSI, have created completely new storage system architectures and markets that have yet to fully emerge. For example, IDC identified a new high growth market segment: High Capacity Low Cost disk storage systems. IDC forecasts that this segment will grow from $1.1 billion in 2003 to $9.7 billion in 2008, representing a compound annual growth rate of 53.8%. This new segment incorporates high capacity desktop disk drives into enterprise class storage systems. One example of user application in this segment is the growing trend of replacing magnetic tape systems with disk storage systems for faster back-up and retrieval processes. Another application is specifically targeted at the unique storage requirements in support of long-term data storage driven by new legislation, e.g. images of signed cheques. This market segment was dominated by high capacity ATA and SATA disk drives in 2004 but as the market develops new technologies, such as SAS, are also expected to be deployed to address specific market requirements. Additionally, according to IDC, disk storage systems connecting to SANs through iSCSI protocol will grow from less than $20 million in 2003 to $2.8 billion in 2008, representing a compound annual growth rate of over 174% during the period.

        A proliferation of technologies has emerged to address the complex requirements of network storage. These changes have led to an increase in technology outsourcing by leading OEMs. This enables them to provide a broad range of network storage solutions while maintaining a focus on their core technologies.

        The proliferation of new applications that enable the electronic distribution of media-rich content, such as digital music and video, is also fueling a rapid increase in the use of disk drive technologies to manage consumer driven storage demand. New disk drive markets include digital video recorders, digital music players, gaming consoles and home networking, in addition to traditional personal computer, or PC, related markets. Non-PC applications of disk drives, such as in the consumer electronics segments, are projected to grow at a compound annual growth rate of 49.7% between 2004 and 2008, according to Gartner Dataquest*, an independent research group.

*
Gartner Dataquest "Forecast: Hard Disk Drives, Worldwide, 2004-2008". Author: John Monroe, dated November 2004.

Storage and Network Systems Market

        The increasing amount of data that needs to be stored and accessed with the appropriate level of flexibility and reliability presents a significant challenge to data storage system design. The fundamental challenge faced by information technology managers is to effectively manage the high-growth rate of data and to make that data available across their organizations in a reliable and scalable fashion. The advent of RAID and other networked storage technologies have helped address many of the complexities associated with the management of increased amounts of data. RAID storage subsystems consist of multiple disk drives together with a controller device that manages access to data stored on the disk drives. The controller manages access to the data so that if a disk drive fails, other disk drives in the RAID subsystem can be used to recover data that was lost from the affected disk drive.

        Due to their high levels of performance and reliability, RAID storage systems have become the prevailing technology for businesses where data availability is of critical importance. In less critical applications, the level of fault tolerance which RAID provides may not be required and storage needs can often be satisfied with JBOD storage systems. JBOD, which stands for "just a bunch of disks," is an externally attached storage system that integrates multiple disk drives. JBODs incorporate redundant system components, such as power and cooling, but lack the disk drive redundancy of RAID. While RAID and JBOD technologies are well accepted industry standards, the increasing categorization of data, and resulting development of tailored storage system solutions, has driven a significant increase in the complexity of delivering RAID and JBOD technology across multiple storage system product segments.

        Increased complexity makes it difficult for information technology professionals to manage data, make data available to users, store data reliably, and control all of the costs related to data storage. Networked data storage, including SANs and NAS, provide solutions to these data management issues by combining the benefits of data storage and networking technologies. A SAN connects multiple computer servers to a shared pool of storage resources using a dedicated high-performance network. A

NAS system is an external storage system that is directly attached to a local area network, or LAN, which allows all computer terminals on the LAN to have access to the data stored on that external disk storage system. Networked data storage often incorporates RAID technology. Networked storage offers numerous benefits, including the ability to share data across an organization using different computing systems, simplified management through centralized administration of multiple storage devices, and scalability by allowing the number of storage devices on a network to be increased without interrupting data access. According to IDC, the market for SAN attached Storage Systems, including both Fibre Channel & iSCSI technology, will grow from $6.3 billion in 2003 to $11.8 billion by 2008, representing a compound annual growth rate of 13.4%. They also project the NAS market to grow from $1.6 billion in 2003 to $3.1 billion in 2008, representing a compound annual growth rate of 14.7%. These two network storage market segments are gaining market share within the overall external storage systems market, which will grow from $14.4 billion dollars in 2003 to $18.7 billion in 2008, representing a compound annual growth rate of 5.3%. The combined market share of NAS and Fabric SAN was 59.3% of the external storage systems market in 2003 and is estimated to grow to 81.4% in 2008, at the expense of the Direct Attached Storage legacy technology base. The networked storage market segments are the fastest growing segments of the external Storage Systems technology market as a result of companies migrating their storage environments away from direct server-attached architectures.

        These storage networks enable the widespread distribution of data and provide easier access to shared information. However, they also place a strain on the ability of enterprises to manage business-critical data. Furthermore, the mission-critical nature of much enterprise data has placed a premium on data management software applications that provide reliability, availability and scalability in complex heterogeneous computing environments. As a result, major OEMs are increasingly allocating internal resources and developing strategies to provide software and service solutions to address this opportunity while developing strategic relationships with storage subsystem vendors to outsource increasingly complex hardware subsystem requirements.

        We design, develop and manufacture storage subsystems that support a range of modular, high-speed communication technologies and performance specifications. Our modular design approach enables us to tailor our storage subsystems to meet the specific price and performance objectives of our customers. As storage and networking protocols continue to proliferate, we believe the strategic importance of our modular storage subsystems architecture will increase.

Storage Infrastructure Market

        The projected increase in demand for data storage is expected to foster an increase in the volume and density of disk drives manufactured to store this information. In addition, the emergence of non-PC disk drive applications, such as gaming consoles, digital video recorders, MP3 players, cell phones and other consumer electronic devices, is creating new disk drive markets and demand for products with a variety of physical shapes or form factors. Gartner Dataquest* projects that the total volume of disk drives shipped will increase from 262.6 million units in 2003 to approximately 524 million units by 2008, representing a compound annual growth rate of 15%. We believe that, in order to maintain and grow disk drive output, manufacturers will need to increasingly invest in disk drive automation and process test equipment. The market for disk drive test equipment is largely driven by a combination of the growth in the areal density of disk drives (as measured by data bits per square inch), disk drive unit shipments, disk drive capacity and the emergence of new form factors and interface protocols.

*
Gartner Dataquest "Forecast: Hard Disk Drives, Worldwide, 2004-2008". Author: John Monroe, dated November 2004.

        The emergence of high capacity SATA disk drives into enterprise storage systems is an example of one of the factors driving an increase in the number of disks per drive which, for the enterprise segment, is forecast by Trend Focus to move from 2.09 in 2004 to 2.84 in 2007. In early 2003, 250 gigabytes disk drives were shipped into this segment to support new tape replacement applications for disk drive technology. In early 2004, the available capacity per SATA drive had risen to 400 gigabytes. Trend Focus believe that the growth in disk media volumes from 415.9 million in 2003 through to over 760 million in 2007 will drive the need for further capital investments in disk process technology by both the disk drive companies and independent magnetic media suppliers. We believe our Storage Infrastructure strategy positions us well to take advantage of this new investment cycle in the disk drive industry, particularly after the acquisition of magnetic disk media handling technology in 2004.

        Servo track writing and final disk drive testing are two standard steps that disk drive manufacturers perform in order to produce disk drives. Servo track writing is the process of laying down magnetic patterns on the surface of the disks. These patterns are used to define the location of circular tracks on which data is stored. The final test process stresses disk drives under extreme temperature and voltage environments and scans the surface of the disk to locate and isolate faults. These processes require considerable production time and are costly for disk drive manufacturers. As the capacity of each disk drive increases, as measured by areal density, so too does the number of tracks on each disk and hence production time. According to Gartner Dataquest*, the average disk drive capacity was 72 gigabytes per drive in 2004 and is forecasted to grow to over 263 gigabytes per drive in 2008. This represents a compound aggregate growth rate of 38.2%.

*
Gartner Dataquest "Forecast: Hard Disk Drives, Worldwide, 2004-2008". Author: John Monroe, dated November 2004.

        "Over the next few years hard disk drive vendors will direct more resources towards reducing operating expenditures through lower cost manufacturing, testing automation and standardizing processes," according to John Buttress, IDC research manager for hard drives. "For example, automated testing equipment has enabled disk drive manufacturers to improve the overall efficiency of final test processes, generating cost and cash flow benefits and time-to-market advantages."

        We believe that as the number of interfaces and disk drive options continue to proliferate into a multitude of end-user applications, disk drive manufacturers will increasingly seek partners to provide process automation solutions to deliver cost efficiencies, time-to-market advantages and enable the prioritization of internal resources in order to achieve strategic objectives.

        We design, develop and manufacture process automation solutions that enable customers to test and produce highly reliable disk drives and magnetic disk media with greater efficiency and at a lower cost. In addition, our next-generation test systems allow our customers to load, test and unload each drive individually and asynchronously. Our asynchronous testing systems reduce the time required for processing disk drives, allowing for a more efficient use of capital equipment. Our test systems are integrated into our customers' manufacturing floor control systems and can be remotely monitored throughout the testing process. We have established long-term relationships with leading disk drive manufacturers, including Seagate Technology and Western Digital.

Our Competitive Strengths

        Disk drive technology is a fundamental building block of any network storage system. We believe our leadership in developing and providing high-density automation and disk drive test equipment, combined with our experience in developing high-density network storage subsystems, has uniquely positioned us to understand our customer needs and drive innovation in both our product segments. In particular, we believe that the following attributes of our business position us to take advantage of market opportunities:

Leadership in High-Growth Market Segments

        We are an established leader in key segments of the external storage and networking markets. We are the leading subsystem provider to OEMs in the NAS systems segment. We are also the leading independent supplier of disk drive production test and servo track writing process equipment to the disk drive industry. We estimate that over 50 percent of all 3.5 inch disk drives shipped worldwide are processed through our technology in either the servo writer or final test and qualification processes. We are well positioned to become a leader in providing technology to OEMs in the High Capacity Low Cost storage segment. This segment integrates high density desk top drives into the enterprise storage systems market by incorporating SATA and SAS disk drive technologies. One area in which these storage systems are deployed is in the replacement of magnetic tape with disk drive storage subsystems. We have also established a significant market share as a provider to OEMs who operate in the low to mid-range Fibre Channel SAN segment.

Excellence in Technology Innovation

        We are a leader in high-specification design of high-density, scalable, storage subsystems and automated process test equipment. We are also a leader in the development and integration of network communication protocols and switching technologies. As of November 30, 2004, we employed 313 research and development professionals, which represent approximately one third of our total employees. Our position as a leader in providing networked storage subsystem technology and disk drive automation and process test equipment has enabled us to deliver innovative and first-to-market products that complement our customers' core competencies.

        Our history of innovation and first-mover positioning has contributed to our success in winning large OEM contracts and developing long-term customer relationships. For example, in 2002 we were first to offer our OEM customers the new "switched bunch of disks," or SBOD, technology. This innovative technology can offer substantial increases in performance, data availability and serviceability in certain customer applications. We demonstrated our third generation SBOD incorporating 4Gb/sec Fibre Channel technology in 2004. We also demonstrated SAS storage systems with SAS host connection through SAS expander technology in 2004.

        We are focused on providing stronger and more competitive RAID solutions to our OEM customers with greater flexibility and value-added features. To this end, we have and will continue to invest heavily in RAID products and technology.

        In 2002, we were first-to-market with a revolutionary high-density automated disk drive production test process. This process automation significantly increases the process efficiencies within the final test and qualification stages of disk drive production, and enhances the competitive positioning of our customer base. In 2004 we optimized the automated production test process platform for 2.5 inch drives, reflecting the growing importance of the smaller form factor technology within our customer base.

Strategic Relationships with Technology Leaders

        We have established long-term strategic relationships with many of our customers including our three largest customers: Network Appliance, Seagate Technology and Western Digital. They rely on us to deliver high-quality products, which they often integrate into their branded product offerings or processes. We have successfully taken advantage of the trend towards technology outsourcing. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. By sharing intellectual and financial capital and resources with other technology leaders, we are able to provide our customers with high-performance and innovative products.

        We maintain a strict non-compete policy with our customer base in order to avoid any distribution or other conflicts. We believe we are the only OEM subsystem supplier that has never had a self-branded distribution channel. Additionally, we focus our software development in areas that complement our OEM customers, unlike some of our competitors. We believe this has been a critical success factor for our subsystem business.

Strong Revenue Growth and Performance

        We have increased our revenues from continuing businesses from $83.6 million in our fiscal year ended November 30, 1999 to $459.0 million in our fiscal year ended November 30, 2004, representing a compound annual growth rate of 40.6%. We have over five years of sustained annual revenue growth. During this time we continued to make heavy investments in research and development despite an often times difficult information technology spending environment. We believe that the diversity of our product portfolio and our OEM business model has contributed to our strong performance during the recent global technology recession.

        Since our establishment as an independent company in 1994, we have successfully grown businesses that we have subsequently divested for over $200 million in proceeds. This has enabled us to invest in our core business portfolio without utilizing significant external equity investments. As a result of valuable intellectual property and technical capabilities, our long-term established relationships with key customers, and our global supply and support infrastructure, we believe we are well positioned to continue our success.

Global Presence

        Our presence in the United States, Asia and Europe is essential to establishing and maintaining our customer relationships. All of our production facilities share common material planning and management systems and have integrated processes, which can be directed from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our international presence also provides us with greater insight into market developments, local access to key suppliers and reduced production costs.

Growth Strategy

        Our objective is to enhance our leadership position in providing network disk storage subsystems and disk drive automation and process test equipment. Key elements of our strategy include:

Expanding Our Relationships with Our Key Customers and Attracting New Customers

        We have established key long-term relationships with several leading OEMs and disk drive manufacturers. We believe that our strategic relationships have enabled our customers to achieve time-to-market advantages and capital efficiencies, and to redirect their internal resources more efficiently into their core strategic value-added investment areas. Additionally, our leadership in both the storage subsystem and disk drive infrastructure markets provides us with insight into market trends and technologies that enables us to strengthen our strategic relationships and to expand our business. We will continue to focus our attention on our largest customers to seek new opportunities while continuing to provide them with advanced products. While we maintain our focus on our established customers, we selectively pursue relationships with new and emerging technology market leaders. We believe that the reputation we have developed through servicing our established customers enables us to attract and retain new customers.

Capitalizing On and Expanding Our Technical Expertise and Continuing to Introduce Innovative Products

        We have a consistent track record of introducing innovative products, including JBOD, SBOD and RAID storage subsystems, disk drive servo track writers and disk drive production testers. We will continue to leverage our technical expertise through ongoing investment in research and development, seeking both to enhance our current product offerings and develop new technologies and products. We expect to both develop products and technologies on our own and to form strategic relationships with our customers to meet their specific requirements. We believe that joint development projects will continue to enhance our ability to focus our research and development investment in areas of strategic importance. We will continue to develop the enabling technology for higher density and smaller disk drives. Technologies that we are focused on include emerging industry high-speed communication protocols, such as iSCSI, SATA, Advanced Switching, or AS, next-generation Fibre Channel, SCSI and 10 Gigabit Ethernet. We are also focused on integrating optical technology into our products and assessing the technology requirements beyond ten gigabits per second so that we can continue to exploit opportunities with our customers in the future.

        From time to time we may also acquire companies which possess technologies that we believe are important to our strategic development. Examples of this type of activity include our acquisition of both the magnetic disk media automation technology in February 2004 and the acquisition of intellectual property for advanced optical inspection systems in September 2004. The application of both automation process technology integrated with disk inspection technology will enable us to drive further process innovation and efficiencies for our customers.

Leveraging Our Resources and Intellectual Capital Across Our Businesses

        We seek to apply our intellectual capital and resources in several sectors within the data storage and networking markets. This allows us to effectively allocate our resources by directing them to the most promising projects. We also seek to identify and capitalize on emerging technology and trends.

        We believe there is significant synergy between our two business divisions with regards to system integration and testing of high-density disk drive solutions. For example, as new interfaces and disk drives are initially developed, our disk drive manufacturing customers need access to our process and test equipment. The development of disk drive process and test equipment gives us a significant time-to-market advantage on any new issues or technology requirements which may impact the development cycle for our storage subsystems products. This has contributed to our ability to provide storage subsystem solutions early in the life cycle of new disk drive technology and offer our customers significant time-to-market advantages.

Expanding Into Complementary Markets in Data Storage and Networking

        In addition to growing within our existing market, we constantly seek to exploit our technology to expand into complementary high-growth areas within the data storage and networking markets. For example, we have grown our leadership position in the disk drive process and test equipment market through a targeted joint development process within our customer base. We successfully expanded from shipping product in one segment of this market in 1998 to three market segments in 2004.

        Our strategy is also to make incremental technology acquisitions to deepen our penetration of existing markets and create the potential to grow our margins or to facilitate entry into new market segments supported by our existing customer base. We have been successful in implementing this strategy to create the synergistic business streams we have today and will continue to execute and expand this strategy in the future. For example, we acquired a large-scale crossbar switch architecture and related intellectual property in July 2002. The intellectual property consists of ten patent filings developed over the previous five years at substantial cost. Our OEM storage subsystems customers have identified several emerging opportunities for this technology beyond the traditional storage interconnects associated with the switches used in Fibre Channel or IP SANs or LANs. Our strategy is focused on developing the basic technology building blocks which will address the needs of networked storage systems, system area networking, grid computing and high-performance computing market segments. Another example of our acquisition strategy is our acquisition of the business of ZT Automation LLC in February 2004. The acquisition has provided us access to magnetic disk media handling automation technology used in the disk drive production process. On September 2, 2004 we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. This technology has the capability to integrate with magnetic disk media handling automation and will enable even deeper access to magnetic disk production processes. This technology will also allow us to access any market where there is value in the deployment of automated optical inspection systems.

Our Products

        Our operations are divided into two business segments, Storage and Network Systems and Storage Infrastructure.

Storage and Network Systems

        We design, develop and manufacture modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our storage subsystems support a range of high-speed communication technologies and cost and performance specifications.

        Our modular subsystem architecture allows us to support many segments within the network storage market by enabling different specifications of storage subsystem designs to be created from a set of interlocking technology modules. The specific configuration of the embedded technology modules within any storage subsystem can be tailored to meet cost, performance, network connection interface, data protection and system availability requirements. Our configuration options include: a range of storage controller devices to protect and manage data; a range of connection options to attach to various high-speed networks; fail-safe internal power systems; and embedded switching technology to improve overall system reliability and performance.

        Our storage subsystems are internally managed by a range of software modules and features. These software modules can monitor the internal performance of the subsystem, create high-availability internal environments, communicate independently with remote service, support organizations and integrate seamlessly with our customer's controlling software and management technology through industry standard interfaces.

        Our storage subsystems address the challenge of effectively managing the increasing proliferation of both data and network technologies to ensure that data can be made available and shared across organizations in a reliable and scalable fashion.

        We sell our storage subsystems exclusively to OEMs and work with them to design and configure our products to meet their specific price and performance objectives. Our storage subsystems are the underlying platforms for networked storage environments, which include NAS, Fibre Channel SAN, as well as emerging IP storage. We design and manufacture three product lines of storage subsystems:

        JBOD Subsystems.    Our JBOD subsystems are high-density storage enclosures that can be configured to specific applications, including changes to disk drive form factors and the number of drives per enclosure. This includes configurations of eight, twelve, 14 and 16 disk drives per enclosure. Our subsystems currently integrate high-speed Fibre Channel, low-cost SATA, ATA and enterprise-class SCSI protocol disk drives.

        SBOD Subsystems.    Our SBOD subsystems replace the Fibre Channel loop architecture in a traditional Fibre Channel JBOD with embedded switch technology. The SBOD's switched backplane is an embedded switch with integrated network monitoring capability. This offers substantial increases in performance, data availability and serviceability. Our embedded switch technology enables individual drive performance to be monitored so that any degradation of individual disk drives can be identified. Traditional Fibre Channel loop architectures do not offer this monitoring capability.

        RAID Subsystems.    Our RAID subsystems are highly reliable storage enclosures that offer data protection capability in the event of a drive failure. Our subsystems consist of a JBOD or SBOD integrated with one or more controller devices that manage data on disk drives. The controller directs access to the data so that if a disk drive fails other disk drives in the RAID system can be used to recover data that was lost from the affected disk drive. Our RAID subsystem can be configured to optimize performance, costs and data recovery time.

        Our modular approach minimizes the need for numerous different product designs and reduces the development time for a new configuration. Our storage subsystems may be configured to deliver varying combinations of size, storage capacity, communication protocol, RAID functionality, component redundancy and management software. Another benefit of the modular design of our products is that it enables end-users to easily scale their storage capacity by adding components and storage subsystems to their existing infrastructure.

        Our storage subsystems have integrated software modules which fall into two distinct categories, embedded software modules and high-level user-oriented programs.

        Embedded Software Modules.    The embedded software modules control and monitor the internal infrastructure of the storage subsystems enclosure. They perform basic monitoring tasks and are capable of providing detailed status reports on the enclosure's overall health and recent performance history. The embedded software modules:

  •
  control enclosure temperatures, communication chips, cooling fan speeds, status lights;

  •
  control operation of, manage and integrate the SBOD Fibre Channel embedded switch; and

  •
  report data for remote control software to control the enclosures using legacy interface standards, such as SCSI Enclosure Services, or SES, and SCSI Accessed Fault Tolerant Enclosure, or SAFTE, and emerging interface standards, such as Common Interface Module release 2.8 (CIM 2.8) and Storage Management Initiative Specification (SMI-S version 1.0.1).

        Emerging interface standards attempt to add more capability and better define the way devices behave and pass communications to each other, by improving device inter-operability, simplifying network management processes and standardizing and enhancing the device-level information within high-speed storage networks.

        High-Level User Oriented Programs.    The high-level user oriented software programs form a set of utility tools to manage and configure the data structures stored on the storage subsystems, setting the level of security and data protection for each logical data volume within the enclosure. Logical data volumes are a fixed amount of storage space, usually spread across many disk drives and are treated as independent physical storage units by the attached host operating systems. A logical data volume can be shared by many users with programmable access controls to provide a level of data security. The programs can run on a wide variety of computer operating systems including Windows, Linux and a variety of other Unix-based systems. The principal features of these programs include:

  •
  creating and maintaining logical data volumes within storage subsystems;

  •
  establishing permissions and rules to control access to data space within storage subsystems;

  •
  editing settings for speed, space, redundancy, fault tolerance and reliability within allocated data space within storage subsystems;

  •
  creating fast data recovery processes, such as mirrors and snapshots, in the event of software or hardware failures; and

  •
  managing and reporting processes for system errors and hardware failures.

        All these software tools integrate with and complement the expanded management and software features within our customer's overall management system architecture.

Storage Infrastructure

        We are the leading global independent provider of disk drive production test and servo-track writing equipment. Our Storage Infrastructure products enable our customers to test and produce highly reliable disk drives with greater efficiency and at a lower cost. Over the past few years, we have provided disk drive production equipment to leading disk drive manufacturers, including Maxtor Corp., Seagate Technology and Western Digital. Our Storage Infrastructure products cover all disk drive form factors, including 3.5 inch, 2.5 inch and 1.0 inch disk drives. These products include:

        Disk Drive Production Test Systems.    We design and manufacture fully automated process test systems which incorporate mechanical and electronic hardware and software that control the operating environment of disk drives during final qualification testing. This test process removes any magnetic defects from each drive during an extensive period of testing that can exceed 24 hours. Our test systems can be configured to meet the specific requirements of individual customers and can be integrated with our customers' technology. Our test systems are capable of testing a full range of disk drive protocols and form factors that are currently available on the market. Protocols include high-speed Fibre Channel, low-cost SATA, ATA and enterprise-class SCSI protocol disk drives.

        Servo Track Writers.    We design and manufacture both complete servo track writers and their key subassemblies, using a modular approach. Servo track writers are required in the production of all disk drives to write digitally generated magnetic reference patterns on the surface of the disks at a very high speed. These reference patterns are used to precisely define the position of data on the disk. Our products enable the two most significant methods of servo track writing: media writing and self servo writing. Media writing is a process in which a stack of disks is written with servo patterns and then individually assembled into a number of disk drives. In self servo writing, the pattern is written on the disk within the drive without using special external hardware.

        Disk Automation Solutions.    Our disk automation solutions cover all major aspects of magnetic disk media processing requirements, including product handling, cassette transport with intelligent routing, product tracking disk stacking and process management software. Disk automation solutions require precision technology and sophisticated techniques to provide the efficiencies that only an integrated approach to process and system design can deliver. This is why we work closely with customers to ensure that our solutions are designed to integrate tightly with specific production environments, yet remain modular and flexible enough to grow as needs change.

        Our modular design approach enables us to provide a broad range of process equipment to a wide variety of segments of the disk drive markets, including the enterprise storage system, laptop and desk top personal computer, and the consumer electronics segments. Our product options provide solutions supporting a range of disk drive physical shapes; high-speed disk drive interface connections; and high-density disk drive production process requirements. These options can be integrated with fully automated control and handling systems.

        These products provide disk drive manufacturers cost efficiencies, time-to-market advantages and enable them to prioritize their internal resources in order to achieve their strategic objectives.

Customers

        Our business is based on long-term strategic relationships with our customers. We have been successful in cultivating these relationships and have historically experienced a stable customer base. Our major customers are the OEMs who supply storage systems and networking products to the eventual end-user, and large corporations who supply components to those OEMs. Our strategy is to provide our products to leading OEMs and other companies that we anticipate will be future market leaders.

        We have over 100 customers, of which the top three customers are Network Appliance, Seagate Technology and Western Digital. In our 2004 fiscal year sales to these customers accounted for 53%, 24% and 5% of our revenues, respectively. During our fiscal year ended 2003, our top three customers accounted for 78% of our revenues. The loss of any of our top three customers could significantly harm our financial condition. We believe that since our separation from IBM in 1994, we have not lost a key customer to a competitor. Since 2003, we have established over twenty new customer accounts.

Customer Contracts

        Our contractual relationships with our top three customers are governed by framework supply agreements. Actual sales and purchases of our products are made pursuant to individual purchase orders issued under the respective framework supply agreement. Our customers issue purchase orders for the supply of specified products on an as needed basis. Each framework supply agreement sets forth the general terms and conditions governing individual purchase orders, an initial minimum price list for each of our products and a form of forecasted supply schedule for the products to be supplied. The minimum price lists and forecasted supply schedules are non-binding. We frequently issue revised price lists and issue new forecasted supply schedules. The framework supply agreements also:

  •
  require us to notify the customer of engineering changes to our products;

  •
  provide that we retain intellectual property rights to our products and any improvements to our products and to all foreground intellectual property and technology;

  •
  grant the customer a nonexclusive, worldwide, license to use our intellectual property in the customer's product offerings; and

  •
  contain certain non-disclosure, confidentiality, assignment, termination, product and manufacturer's warranty and indemnification provisions.

ISO 9001 Registrations

        As part of IBM UK Limited, the Havant site first achieved certification to BS 5750 Part 1 (the forerunner of ISO 9001) in 1984 and we have continued to the present day to be registered to the equivalent of ISO 9001 at our headquarters, adding to this ISO 9001 registration for the locations at Seremban (1999), Sacramento (initially ISO 9002 in 2000 then ISO 9001 in 2001) and Manchester (2004).

Environmental Commitments and EU Legislation

        Xyratex aims to identify and minimize the negative environmental impacts of its products and business activities, specifically to ensure that

  •
  Xyratex complies with all relevant environmental legislation and regulations;

  •
  we reduce the use of materials, or alternatively re-use, recycle and recover materials, to minimize the overall consumption of natural resources and prevent pollution;

  •
  we support our customers in the pursuit of their environmental objectives;

  •
  we communicate appropriately on environmental matters internally and externally;

  •
  we present an image which accurately reflects our environmental performance and objectives;

  •
  we continually improve our environmental performance.

        Xyratex will prohibit the use of all substances identified within the RoHS Directive (restriction on the use of certain hazardous substances) and it is Xyratex's objective, where possible, to ensure all of its products sold within the European Union comply with the RoHS Directive by January 2006. Xyratex is committed to designing for the environment to ensure all products are capable of being recycled within the requirements of the WEEE Directive (waste electrical and electronic equipment) by August 2005.

Research and Development

        We have over 20 years of research and development experience in disk drive development, storage systems and high-speed communication protocols. We believe we have been first-to-market with several of our data storage subsystem and test and process equipment products that complement our customers' core competencies and objectives.

        Our research and development program is focused on the development of new and enhanced products that can support emerging communication protocols while continuing to accommodate legacy technologies. We believe that this focus positions us to capitalize on emerging technologies and standards, such as iSCSI, SAS, and AS, while continuing to support existing technologies, such as Fibre Channel, SCSI, SATA, ATA and both Gigabit Ethernet and 10 Gigabit Ethernet. We have also invested significantly in software and the design of programmable logic devices, such as Field Programmable Gate Arrays, or FPGA, and in the integration of switching technology into our range of storage subsystems. In 2002, we established a silicon design capability focused on large-scale crossbar switch architecture.

        We typically undertake between eight to ten significant research and development efforts each year, in addition to a number of smaller research and development projects. As of November 30, 2004, we were engaged in 14 research and development projects related to our Storage and Network Systems business and 11 projects related to our Storage Infrastructure business. Approximately eight of these projects are focused on developing new technologies or applications and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        Over the past three fiscal years, we have increased our research and development expenditures each year and have spent an aggregate of $117.8 million (including $26.4 million of equity compensation and $1.8 million in connection with a development arrangement with a supplier) during this period. We have consistently maintained over 30 percent of our employees in research and development during this period. These employees have an average of over ten years of experience in research and development.

        We believe that our future success will depend in part on our ability to continue to deliver advanced products and technologies to all of the markets we serve. We maintain close long-term relationships with industry-leading companies, including both customers and suppliers, in order to develop tailored products to meet specific customer requirements. We enter into joint development projects with our customers. Our close relationships with both customers and suppliers give us an insight into industry trends and the future needs of the industry which enables us to focus and prioritize our investment in future research and development.

        We carry out our research and development activities in Havant and Manchester, United Kingdom; Chicago and San Jose, United States; and Seremban, Malaysia.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2004, we had 21 U.S. patents granted, 50 U.S. patents pending, 36 non-U.S. patents granted and 87 non-U.S. patents pending.

        We have documented internal processes for the management and protection of our intellectual property. These include standard forms for patent filing, design and trademark registration, employee and contractor supplier agreements, and non-disclosure agreements. We file patent applications when we consider patent protection to be the most appropriate and commercially practical means of protecting our intellectual property. We do not generally differentiate our products by their external design features, but we do register designs where we consider it appropriate. Many of our products are differentiated by their unique mechanical designs, which we have taken steps to protect under patent law. In addition, we have considerable expertise in the areas of very high-speed electronics and real-time data analysis software design.

        We sell our products primarily to OEMs who incorporate them into their own branded products. As a result, branding is not an important aspect of our business. However, we have registered the "Xyratex" trademark and other trademarks specific to certain of our products.

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento, United States; Seremban, Malaysia; and Havant, United Kingdom. These facilities share common material planning and management systems and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

        We have established strategic relationships with a number of key suppliers for the supply of our core components and subassemblies, including printed circuit board assemblies, RAID controller cards, power supplies and sheet-metal fabrication. Our production facilities are focused on material planning, high-level assembly operation, system testing and customer fulfillment activities.

        We have an agreement with Solectron Corporation, one of the largest third-party providers of customized integrated electronic manufacturing services, to manufacture electronic cards for use in our products. We purchase all of the electronics cards used in our products from third party vendors, but maintain card design and development expertise in-house. We work closely with Solectron and others in order to effectively manage our electronic card inventory, to control component costs, and to incorporate design upgrades. Our agreement with Solectron is a trading agreement which sets forth the basic terms of the supply arrangement but does not contractually commit us to order electronic cards from Solectron. We order electronic cards from Solectron through purchase orders, on an as needed basis, as described in "Supply Arrangements" below. Our trading agreement with Solectron:

  •
  permits assignment of the trading agreement by us or Solectron with written consent.

  •
  provides that the trading agreement may be terminated in the event that Solectron becomes bankrupt or enters into receivership;

  •
  prohibits the disclosure of Xyratex confidential information to third parties and requires that Solectron obtain our prior approval before publicizing or advertising certain products;

  •
  contains product quality warranties that require electronic cards supplied by Solectron to comply with our specifications;

  •
  requires compliance with health and safety at work laws and regulations including laws and regulations relating to the control of hazardous substances;

  •
  stipulates ownership, use, quality, service and maintenance procedures relating to tooling owned by Xyratex that is used by Solectron and held at Solectron's site;

  •
  specifies the carriage and insurance costs to be paid in connection with the delivery of electronic cards and constituent parts; and

  •
  sets forth procedures for the provision of notice of the obsolescence of electronic cards or constituent parts.

Supply Arrangements

        We order parts from our suppliers through purchase orders, on an as needed basis. Each purchase order we issue specifies the component required and any related design specifications and the price for the component based on frequently updated price lists. In addition, with certain suppliers, we have also implemented trading agreements to clarify specific business practices and agreements between ourselves and the supplier. These trading agreements do not contractually commit us to order goods or services from these suppliers, nor do they restrict us from obtaining equivalent goods or services from other suppliers. The trading agreements can also:

  •
  provide that we retain all rights to intellectual property developed or created for us by our suppliers;

  •
  grant the supplier the right to apply for patent protection on any invention developed by the supplier in connection with its supply of components to us and grant us a nonexclusive, worldwide, license to use any patents granted;

  •
  contain assignment, termination and confidentiality provisions and quality warranties;

  •
  make provision for a royalty bearing manufacturing license upon either Xyratex ceasing to trade, or being acquired by a competitor of our major customers, or be in material breach of contract. This license would usually also grants rights of access to any technical information required to make the license usable;

  •
  contain commitments to work with our customers on specific cost improvement programs; and

  •
  define any quality and shipping control requirements and define corrective processes, procedures and penalties incurred in managing any exceptions.

Sales and Marketing

        We market and sell our products primarily to leading OEMs and disk drive manufacturers, and to a small number of other companies. Our sales and marketing activities are actively supported by our senior business development managers and key individuals from our research and development team. Because these employees have an in-depth understanding of our products, we believe they are well positioned to provide support to sales and marketing activities and serve the needs of our customers. Our sales and marketing model also allows us to develop strategic relationships based on our technical know-how. Although we do not maintain a traditional sales and marketing group, we employ a number of sales representatives who support our sales activities in key markets by identifying potential new customers and managing our ongoing customer relations. We undertake certain targeted advertising, attend industry trade shows and participate in industry associations as part of our sales and marketing activities. As of November 30, 2004 we had 107 employees involved in direct sales and marketing activities.

        Our sales and marketing efforts focus on acquiring new customers and deepening our relationships with our existing customers. Our relationships with new customers frequently begin with supplying key technology components and develop into arrangements for the provision of more comprehensive technology solutions. Our sales cycle is typically long and in some cases it can take up to 18 months for our new customers to evaluate our technology and business.

        Our customers are primarily U.S. companies with global operations. We ship to their operations in the United States, Asia and Europe. The following table sets forth the percentage of our revenues generated from sales to customers in the United States, Asia and Europe, respectively, for the past three fiscal years.

	Year Ended November 30,
	2004	2003	2002
United States	61.3%	60.9%	58.9%
Asia	27.7%	29.0%	28.3%
Europe	11.0%	10.1%	12.8%

Competition

        The market for network and storage systems and storage infrastructure products is competitive, and we expect this competition to increase. To maintain and improve our competitive position, we must continue to develop and introduce, on a timely and cost-effective basis, new product features and applications that keep pace with technological developments and emerging industry standards, and that address the increasingly sophisticated needs of our customers. The principal competitive factors affecting the market for our products are:

  •
  early identification of emerging opportunities;

  •
  being first to market with emerging technologies;

  •
  complementing customer objectives without competing with customers;

  •
  providing cost-effective solutions;

  •
  maintaining high product performance and reliability;

  •
  continuously expanding product scalability, flexibility and ease of use;

  •
  delivering modular subsystem designs integrated with customer technology;

  •
  offering support for emerging high-speed communication protocols; and

  •
  increasing localized and responsive customer support on a worldwide basis.

        We believe that we compete favorably with respect to each of these factors and have gained significant market share in many of our targeted markets. We believe our success has been driven by our technological leadership, our significant investment in research and development, our ability to generate customer loyalty and our track record of anticipating market trends.

        We compete with companies active in providing storage subsystems and components to OEMs, including Adaptec Inc., Dot Hill Systems Corp. and Engenio Information Technologies Inc. We face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaborations with emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

  Legal Proceedings

        From time to time, we may become involved in legal proceedings relating to claims arising out of our operations in the normal course of business. In particular, others may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business or make claims that we infringe their intellectual property.

        We are not currently a party to any litigation or arbitration proceedings, nor are we aware of any threatened or potential legal proceedings which could significantly harm our financial condition.

Item 4C: Organization Structure

        Xyratex Ltd is the parent holding company of the Xyratex Group. Xyratex Ltd directly wholly-owns Xyratex Group Limited which directly or indirectly wholly-owns all other subsidiaries of the Xyratex Group.

        The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Group Limited	United Kingdom
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd	Malaysia

Item 4D: Properties

        Our corporate offices and the center for our European research and development and production operations are located in Havant, United Kingdom, where we lease 80,000 square feet of office space and 17,000 square feet of manufacturing space. We also lease 2,000 square feet of office space in Manchester, United Kingdom.

        Our U.S. research and development operations occupy leased facilities in San Jose, California and Chicago, Illinois. We maintain production operations in Sacramento, California. In San Jose, we lease 35,000 square feet of office space, in Sacramento we lease 71,000 square feet of manufacturing space, and in Chicago we lease 6,000 square feet of office space.

        In Asia, our production and research and development operations are located in a 72,000 square foot facility in Seremban, Malaysia, which we own. Approximately 12,000 square feet of this space is office space and the remaining 60,000 square feet is manufacturing space. We also lease 7,000 square feet of office space in Singapore, 1,500 square feet of office space in Shanghai, China, 2,000 square feet of office space in Wuxi, China, and 6,000 square feet of office space in Patumthani, Thailand, all for sales and customer support.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

        You should read the following commentary together with the "Selected Historical Consolidated Financial Data" set forth in Part I, Item 3A and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in 'Part I, Item 3D—Risk Factors" and elsewhere in this Annual Report.

Overview

        We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure.

        Our Storage and Network Systems products are primarily storage subsystems which we provide exclusively to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2004 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital, accounted for 53%, 24% and 5% of our revenues, respectively. In our 2003 fiscal year, sales to these customers accounted for 45%, 22% and 11% of our revenues respectively. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of November 30, 2004, we had over 100 customers.

Acquisitions, Disposals and Reorganizations

        On June 29, 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds from the common shares issued by us were $56.0 million and the net proceeds received by us after deducting underwriting discounts and other offering expenses was $48.1 million. Immediately prior to the closing of the initial public offering and in order to facilitate the listing of our common shares on the NASDAQ National Market, Xyratex Ltd, a Bermuda company, became the parent company of our business through an exchange by Xyratex Group Limited shareholders of their shares in Xyratex Group Limited, our previous parent company, for common shares of Xyratex Ltd. Xyratex Ltd was formed in April 2002 and had no operations prior to the initial public offering.

        In September 2004, we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1.3 million plus additional future payments of up to $17.2 million, $1.2 million of which is dependent on the achievement of certain product delivery milestones and up to $16.0 million of which is dependent on operating profit generated from the acquired intellectual property over the four years ending November 30, 2008.

        In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process, for a maximum total consideration of $29.0 million, which consists of $6.6 million of initial consideration and $22.4 million of deferred consideration ($20.4 million of which is dependent on future revenue generated by this business). We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations.

        In March 2003, we sold our digital broadcast technology business to management of that business for proceeds of $0.3 million. The operating results, net assets and cash flows of this business have been categorized as discontinued operations in the consolidated financial statements included elsewhere in this Annual Report. Net losses from these discontinued operations were $0.3 million and $3.3 million for our fiscal years ended November 30, 2003 and 2002 respectively.

        In September 2003, funds managed by HgCapital, a European private equity firm, acquired a 56% shareholding in Xyratex Group Limited. As part of this transaction, we reacquired and cancelled outstanding ordinary shares at a cost of $18.9 million funded by a new term loan from HSBC. Also in connection with this transaction, we made a number of changes to the rights of our ordinary shares and made payments to professional advisors and exiting management, totalling $6.9 million, and issued new shares to funds managed by HgCapital in compensation for expenses incurred by them in connection with the share purchase which amounted to $4.7 million. In addition, in connection with this transaction we were required to record equity compensation expense of $57.3 million and $19.9 million as part of continuing and discontinued operations, respectively, in our 2003 fiscal year.

Revenues

        We derive revenues primarily from the sale of our Storage and Network Systems products and our Storage Infrastructure products.

        Our Storage and Network Systems products consist primarily of storage subsystems which address three market segments through our OEM customers, Network Attached Storage or NAS, Storage Area Networks or SAN and, more recently, Nearline storage. We have seen strong growth in the Nearline and NAS market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our revenue from the SAN segment has shown more limited growth, but we believe this rate of growth has been in line with the rate of growth in the SAN market. Our storage subsystems products include new products incorporating high capacity low cost disk drives which primarily serve the Nearline storage market. Our remaining storage subsystems products primarily incorporate high performance Fibre Channel disk drives more typically used in networked storage.

        Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and, following our acquisition of the business of ZT Automation LLC, we now supply automation technology. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions of our customers.

        As described below, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. In the last three fiscal years we have not seen an overall trend in our unit prices.

        Revenues from product sales are recognized once delivery has occurred, provided that there is persuasive evidence that a delivery arrangement exists, the price for the delivered product is fixed or determinable, and it is reasonably certain that the revenue will be collected. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer. For sales that include customer-specified acceptance criteria, revenues are recognized after the acceptance criteria have been met. Sales of certain Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the value of installation, the product is treated as a separate element of the arrangement and product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments is to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

        We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins. Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering. Revenue from non-recurring engineering under these contracts has been recognized upon the achievement of agreed project milestones and amounted to $1.5 million in our 2004 fiscal year and $1.7 million in our 2003 fiscal year. We do not anticipate any significant changes in the level of revenue from non-recurring engineering.

        In our fiscal years ended November 30, 2004, 2003 and 2002, we derived 69%, 66% and 70%, respectively, of our revenues from the sale of Storage and Network Systems products.

        We believe that both of our business segments present the opportunity for growth in the near-term. We are seeing growth in demand from our customers which we believe relates to factors including increased information technology spending, growth in the markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in volume of and technological improvements to disk drives.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $50 million in our 2004 fiscal year) of our non-U.S. dollar operating expenses relate to payroll and other expenses of our U.K. operations. We manage our U.S. dollar to U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        From August 2003 until November 2004, the U.S. dollar fell by approximately 16% relative to the U.K. pound. The effect on our recorded net income has been significantly reduced because we have hedged the majority of our exposure to this exchange rate movement until November 30, 2004. Excluding other factors affecting our operating expenses, after November 30, 2004 we will face an increase in operating expenses of approximately $6.0 million on an annual basis relating to this historical movement in exchange rates. This amount will rise or fall with future movement in the U.S. dollar relative to the U.K. pound offset by additional forward contracts we have entered into in respect of our 2005 fiscal year.

Costs of Revenues and Gross Profit

        Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. Our gross margins for our Storage and Network Systems products tend to be lower than the margins of our other products. To the extent our revenues from our Storage and Network Systems products continue to grow relative to our other products and services our gross profit may decrease as a percentage of revenues. We will seek to continue to improve our gross margins by delivering higher value-added products to our customers.

Research and Development

        Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. These expenses have increased over the last three years, reflecting our continuing commitment to developing products based on advanced technologies and designs. We expense research and development costs as they are incurred. As of November 30, 2004, approximately one third of our employees were engaged in our research and development activities. We anticipate that this level of research and development commitment will continue.

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2004 fiscal year our research and development expenses related to over approximately 44 separate projects and consisted of approximately $12.0 million related to improving existing products, $11.0 million to meet customer specific requirements and $12.0 million related to entering new markets, such as an investment in silicon-based switch architecture.

Selling, General and Administrative

        Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect this trend to continue and in addition, following our initial public offering, we have and will incur additional expenses in connection with operating as a public company, particularly an increase in directors and officers' insurance expense of approximately $1.7 million per annum. Excluding equity compensation expenses, in recent years, our expenses for sales, general and administrative functions have declined as a percentage of our revenues. As our business continues to grow we expect this trend to continue although, as discussed above, this can be affected in any fiscal year by the effect of significant changes in exchange rates.

Provision for Income Taxes

        We are subject to taxation in the United Kingdom, the United States and Malaysia. Substantially all of our Malaysian operations benefit from "high-tech pioneer" status which provides us with a zero tax rate provided that we meet certain requirements. This status is due to expire in March 2007 and to the extent we repatriate profits from Malaysia to the United Kingdom they may be subjected to U.K. taxation upon the expiry of certain beneficial elements of an international tax treaty between Malaysia and the United Kingdom in December 2005.

        As of November 30, 2004, we had a loss carryforward of $23.2 million in the United Kingdom. At November 30, 2003 the U.K. loss carryforward was $31.4 million. As a result of actual and projected taxable income in the United Kingdom increasing significantly, the valuation allowance relating primarily to the U.K. loss carryforwards was released at the end of our 2003 fiscal year and this resulted in a $13.7 million income tax benefit.

        As a result of the recording of a non-cash equity compensation expense in our 2004 fiscal year related to our IPO we recorded an additional deferred tax asset of $12.3 million relating to share options granted to U.K. employees of which $1.7 million is included in the U.K. loss carryforwards. This tax benefit primarily relates to a U.K. tax deduction which is obtained when these share options are exercised, calculated as the excess of the market price on date of exercise over the exercise price. The recording of this deferred tax asset resulted in an overall benefit for income taxes of $6.2 million in our 2004 fiscal year.

        As a result of the release of the deferred tax valuation allowance and the tax benefit related to the non-cash equity compensation expense, we recorded a benefit for income taxes in our 2003 and 2004 fiscal years. We would expect to see the recording of an income tax expense in our 2005 fiscal year based on the usage of U.K. operating loss carryforwards. This expense may increase in our 2006 fiscal year as a result of the expiry of certain beneficial elements of the international tax treaty between Malaysia and the United Kingdom.

        Tax payments in our 2004 fiscal year amounted to $1.3 million and, due to the beneficial Malaysian tax status and U.K. loss carryforwards, these tax payments related primarily to our U.S. operations and to U.K. interest income. We do not anticipate a significant change in the level of our tax payments in our 2005 fiscal year.

Equity Compensation Expense

        In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million, of which $1.0 million related to the vesting of share and option awards subsequent to the offering. Of this amount $168.1 million is included in continuing operations and $12.9 million is included in discontinued operations. The equity compensation expense of $181.1 million is associated with the historical grants of Xyratex Group Limited class A preferred ordinary and class C ordinary shares totaling 10.6 million shares, and 3.8 million unexercised share options and other equity incentives awarded to our employees. The expense is calculated as the difference between the initial public offering price of $14.00 per share and the original amount paid by our employees for the 10.6 million shares or the exercise price for the 3.8 million unexercised options that they hold to the extent that they are vested. The amount paid for these shares and the exercise price for these options totals $18.1 million. U.S. GAAP requires that compensation expense for awards of shares, share options and other equity-based awards be measured on the first date that the number of shares that an employee is entitled to receive and the option or purchase price is known, referred to as the final measurement date. The final measurement date for grants of Xyratex Group Limited's class A preferred ordinary shares, as well as some of the share options, was the completion date of the initial public offering since the transferability restrictions associated with the shares lapsed on that date. When the transferability restrictions lapsed, the number of shares that an employee is entitled to receive, as well as the option or purchase price, became known. Prior to this date the number of shares or options that an employee was entitled to receive was not known since an employee could not sell or transfer the shares or options to a third party or require us to repurchase the shares or options.

        Part of this expense related to U.K. share options, the value of which was potentially subject to continuing variability based on the difference between the option exercise price and the quoted market price of our shares at the end of each fiscal quarter. As part of our offering we amended our U.K. share option plans to statutorily transfer our U.K. tax liability to the employee. This eliminated the potential for adjustments to the related equity compensation expense at the end of each quarterly period.

        Under our existing accounting policy we record equity compensation expense using the intrinsic value method. Based on this we would have expected to record a further equity compensation charge over the next three years of $2.0 million related to 0.3 million share awards based on the unvested portion of the shares less any amounts paid for the shares.

        We were also required to record a non-cash equity compensation expense of $57.3 million from continuing operations and $19.9 million from discontinued operations in our 2003 fiscal year related to the private equity transaction with HgCapital described above. The compensation expense followed the removal of transferability restrictions on the shares held by employees which were sold to Xyratex Group Limited and funds managed by HgCapital. The removal of the transferability restrictions triggered a final measurement date for the share awards under U.S. GAAP as described above. The compensation expense is calculated as the difference between the price paid by Xyratex Group Limited and funds managed by HgCapital for the 11.2 million shares purchased in connection with the transaction (totaling $80.0 million) and the amount which the employees that sold shares to funds managed by HgCapital originally paid for those shares (totaling $2.8 million).

        These compensation expense amounts are recorded as cost of revenues, research and development expense or selling, general and administrative expense, in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees. We accordingly recorded a substantial operating and net loss in both our 2004 and 2003 fiscal years.

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2004	2003	2002
Revenues	100.0%	100.0%	100.0%
Cost of revenues—non-cash equity compensation	1.7	0.2	—
Cost of revenues—other	77.7	77.9	78.7
Gross profit	20.6	21.9	21.3
Operating expenses:
Research and development:
Development arrangement	(1.3)	—	3.1
Non-cash equity compensation	5.2	0.7	—
Other	8.2	8.9	8.9
Selling, general and administrative:
Non-cash equity compensation	29.7	16.2	—
Other	6.1	6.7	6.9
Amortization of intangible assets	0.2	—	—
In process research and development	0.2	—	—
Gain on derivative financial instruments	—	—	(0.7)
Other costs	0.5	3.5	1.1
Operating income (loss)	(28.2)	(14.2)	2.0
Net income (loss) from continuing operations	(26.6)%	(10.7)%	1.9%

Fiscal Year Ended November 30, 2004 Compared to Fiscal Year Ended November 30, 2003

        The following is a tabular presentation of our results of operations for our 2004 fiscal year compared to our 2003 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Year Ended November 30		Increase / (Decrease)
	2004	2003	Amount	%
Revenues:
Storage and Network Systems	$318,692	$221,714	$96,978	43.7%
Storage Infrastructure	140,322	112,055	28,267	25.2

Total revenues	459,014	333,769	125,245	37.5

Cost of revenues—non-cash equity compensation	7,827	690	7,137	—
Cost of revenues—other	356,558	260,020	96,538	37.1
Gross profit:
Storage and Network Systems	56,282	39,010	17,272	44.3
Storage Infrastructure	46,174	34,739	11,435	32.9
Non-cash equity compensation	(7,827)	(690)	(7,137)	—

Total gross profit	94,629	73,059	21,570	29.5
Operating expenses:
Research and development—development arrangement	(6,000)	—	(6,000)	—
Research and development—non-cash equity compensation	23,959	2,428	21,531	—
Research and development—other	37,429	29,797	7,632	25.6
Selling, general and administrative—non-cash equity compensation	136,363	54,143	82,220	—
Selling, general and administrative—other	28,005	22,426	5,579	24.9
In-process research and development	852	—	852	—
Amortization of intangible assets	1,169	—	1,169	—
Other costs	2,388	11,625	(9,237)	—

Operating loss	(129,536)	(47,360)	(82,176)	173.5
Interest income (expense), net	1,052	(209)	1,261	—
Benefit for income taxes	(6,239)	(11,754)	5,515	—

Net loss from continuing operations	$(122,245)	$(35,815)	$(86,430)	241.3%

  Revenues

        The 37.5% increase in our revenues in our 2004 fiscal year compared to our 2003 fiscal year was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

        Of the $97.0 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $58.0 million was contributed by new products incorporating low-cost disk drives which address the newly emerging Nearline storage market segment. The remaining increase related primarily to growth in sales of our storage subsystem products addressing the NAS market segment, largely driven by a continued growth in our sales to Network Appliance. We believe the growth in demand in the NAS segment reflects the increasing requirements for storage of digital information, particularly networked storage, an improved business environment and the incorporation of advanced switching capability into certain of our products.

        The $28.3 million increase in revenues from sales of Storage Infrastructure products included an increase of $21.2 million in sales of production test systems, a decline of $11.3 million in sales of servo track writers and the contribution of revenues of $18.4 million from sales of automation technology following the acquisition of the business of ZT Automation LLC on February 23, 2004. The increase in the sales of production test systems reflected the requirements of our major customers for additional manufacturing capacity, partly to support their new product introductions. Sales of servo track writers were lower in our 2004 fiscal year than in our 2003 fiscal year, partly because of equipment replacement by one of our major customers. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations resulting from our major customers' capital expenditure decisions.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and gross profit in our 2004 fiscal year compared to our 2003 fiscal year was primarily related to our growth in revenues. As a percentage of revenues, excluding non-cash equity compensation expense, our gross profit increased to 22.3% in our 2004 fiscal year from 22.1% for our 2003 fiscal year, reflecting increased gross margins for our Storage Infrastructure segment, partially offset by a 0.4% decrease attributable to the increased proportion of revenues from the sales of lower margin Storage and Network Systems products. The gross margin for our Storage and Network Systems products was substantially unchanged at 17.7% in our 2004 fiscal year compared to 17.6% in our 2003 fiscal year. The positive effects of component cost savings and operating efficiencies associated with the higher volumes were partially offset by changes in product mix, particularly the increasing proportion of the lower margin products addressing the NAS and Nearline market segments. The gross margin for Storage Infrastructure products increased to 32.9% in our 2004 fiscal year from 31.0% in our 2003 fiscal year primarily as a result of relatively higher margins for our automation products.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $7.8 million for our 2004 fiscal year and $0.7 million for our 2003 fiscal year. See Note 16 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development—Development Arrangement

        In our 2002 fiscal year, as part of a development arrangement with a supplier, Chaparral Network Storage Inc, or Chaparral, we loaned $6.0 million and paid additional amounts totaling $1.8 million to Chaparral in connection with the development of RAID controller components to be included in certain of our products. Because we believed that the repayment of these amounts was dependent on the successful efforts of the related research and development, the amounts were recorded as expense in 2002.

        In February 2004, Dot Hill Systems Corp. acquired Chaparral and, based on the financial position of Dot Hill, we determined that the $6.0 million loan plus $0.9 million of accrued interest was collectible. In August 2004, Dot Hill repaid the loan and accrued interest in full. Accordingly, we have recorded a reduction in research and development expenses and interest costs for these amounts in our 2004 fiscal year. We do not believe that the other payment of the additional $1.8 million will have any significant future benefit.

  Research and Development—Other

        The $7.6 million increase in other research and development expenses in our 2004 fiscal year compared to our 2003 fiscal year primarily reflected increased investment of approximately $4.1 million in a number of projects to enhance and test the technology content of our storage subsystems, particularly for our RAID product line. In addition, $1.5 million relates to automation technology following the acquisition of the business of ZT Automation LLC and $0.5 million relates to optical technology following the purchase of intellectual property from Beyond3.

  Selling, General and Administrative

        The $5.6 million increase in our selling, general and administrative expense in our 2004 fiscal year compared to our 2003 fiscal year includes a $0.9 million increase in the exchange loss on the retranslation of U.K. pound net liabilities, $2.1 million related to automation technology following the acquisition of the business of ZT Automation LLC, and a $0.8 million increase in insurance costs following the initial public offering. The remaining increase generally reflects the growth in our business, including $1.0 million attributable to an increase in the number of employees engaged in sales and marketing activities in support of actual and anticipated growth in the number of our OEM customers.

  In-process research and development

        The in-process research and development expense in our 2004 fiscal year relates to the acquisition of the intellectual property of Beyond3 in September 2004 and is based on a preliminary appraisal of the value of the acquired assets including the identification of intangible assets and their remaining useful lives.

  Amortization of Intangible Assets

        The amortization of intangible assets in our 2004 fiscal year relates primarily to the acquisition of the business of ZT Automation LLC in February 2004 and is based on an appraisal of the fair values of the assets acquired and liabilities assumed which included the identification of intangible assets and their remaining useful lives.

  Other Costs

        In our 2004 fiscal year we incurred costs of $2.4 million in professional fees related to our initial public offering. In our 2003 fiscal year we incurred other costs of $11.6 million in connection with the private equity transaction with HgCapital, described above.

  Interest Income (Expense), Net

        We recorded net interest income of $1.1 million in our 2004 fiscal year compared to a net interest expense of $0.2 million in our 2003 fiscal year. The interest income relates primarily to the recognition of $1.1 million interest received on the loan made to Chaparral as part of the development arrangement described above.

  Benefit for Income Taxes

        We recorded a benefit for income taxes of $6.2 million in our 2004 fiscal year compared to a benefit for income taxes of $11.8 million in our 2003 fiscal year. The benefit in our 2004 fiscal year includes a benefit of $12.3 million related to the equity compensation expense described above. The benefit for our 2003 fiscal year included a $13.7 million reversal of the valuation allowance taken against a deferred tax asset following the expectation of utilization of the U.K. net operating loss carryforwards offset by taxable income related to our Malaysian and U.S. operations. In addition to being affected by these items, the benefit for income taxes decreased compared with the prior period by $9.0 million due to an increase in income from continuing operations before income taxes and excluding non-cash equity compensation and by $1.3 million as a result of a reduction in the valuation allowance in the United Kingdom in our 2003 fiscal year. The reduction in tax benefit was partially offset by $4.6 million due to the fact that the benefit relating to the development arrangement with a supplier and the other costs are not taxable items. The inclusion of an exchange gain of $0.9 million on the U.K. pound denominated deferred tax asset in our 2004 fiscal year also offset the reduction in benefit.

  Net Loss from Continuing Operations

        The increase in net loss from continuing operations for our 2004 fiscal year compared to our 2003 fiscal year resulted primarily from an increase in non-cash equity compensation expense. Factors set out above including increases in operating expenses also contributed to the increase in net loss. The effects of these were offset by factors set out above, including, in particular, the increase in our revenues, the reduction in other costs and the benefit from the repayment of the loan related to the development arrangement with Chaparral.

Fiscal Year Ended November 30, 2003 Compared to Fiscal Year Ended November 30, 2002

	Year Ended November 30		Increase / (Decrease)
	2003	2002	Amount	%
Revenues:
Storage and Network Systems	$221,714	$177,783	$43,931	24.7%
Storage Infrastructure	112,055	74,749	37,306	49.9

Total revenues	333,769	252,532	81,237	32.2

Cost of revenues—non-cash equity compensation	690	—	690	—
Cost of revenues—other	260,020	198,758	61,262	30.8
Gross profit:
Storage and Network Systems	39,010	28,103	10,907	38.8
Storage Infrastructure	34,739	25,671	9,068	35.3
Non-cash equity compensation	(690)	—	(690)	—

Total gross profit	73,059	53,774	19,285	35.9
Operating expenses:
Research and development—development arrangement	—	7,800	(7,800)	—
Research and development—non-cash equity compensation	2,428	—	2,428	—
Research and development—other	29,797	22,424	7,373	32.9
Selling, general and administrative—non-cash equity compensation	54,143	—	54,143	—
Selling, general and administrative—other	22,426	17,448	4,978	28.5
Gain on derivative financial instruments	—	(1,763)	1,763	—
Other costs	11,625	2,771	8,854	—

Operating income (loss)	(47,360)	5,094	(52,424)	—
Interest income (expense), net	(209)	(923)	714	—
Provision for income taxes	(11,754)	(791)	(10,963)	—

Net income (loss) from continuing operations	$(35,815)	$4,962	$(40,777)	—%

  Revenues

        The 32.2% increase in our revenues in our 2003 fiscal year compared to our 2002 fiscal year was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

        The $43.9 million increase in revenues from sales of our Storage and Network Systems products was primarily attributable to an increase in sales of products for the NAS market segment of approximately $37.0 million, largely driven by an increase in sales to Network Appliance. We believe revenues in our 2003 fiscal year benefitted from the incorporation of advance switching capability into certain of our products.

        The $37.3 million increase in revenues from sales of Storage Infrastructure products included an increase of $22.2 million in sales of production test systems and an increase of $15.1 million in sales of servo track writers. These increases reflect an increase in the requirements of both our major customers in this segment for manufacturing capacity to support new product introductions and growth in demand for their products. A major contributor to the high growth in demand for their products was a consolidation in the disk drive industry. A $9.8 million increase in sales to Seagate Technology partly reflected the fact that volume shipments of our automated disk drive production test product, and a new servo track writer product, commenced in the third fiscal quarter of our 2002 fiscal year and continued throughout our 2003 fiscal year. A $29.2 million increase in sales to Western Digital followed a $10.6 million decline in sales to that customer in 2002.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and gross profit in our 2003 fiscal year compared to our 2002 fiscal year was primarily related to our growth in revenues. As a percentage of revenues our gross profit increased to 21.9% in our 2003 fiscal year from 21.3% for our 2002 fiscal year. This increase primarily resulted from increased margins (to 17.6% in our 2003 fiscal year from 15.8% in our 2002 fiscal year) on our Storage and Network Systems products offset by a reduction in margins (to 31.0% in our 2003 fiscal year from 34.3% in our 2002 fiscal year) on our Storage Infrastructure products shipped. In addition, the increased proportion of our Storage Infrastructure products increased the overall gross margin by 0.6%. The increase in margins on our Storage and Network Systems products was a result of a number of interrelated factors, the most significant being new product introductions, particularly the introduction of a new subsystem enclosure in 2002. The reduction in gross margins for our Storage Infrastructure products resulted primarily from unit price reductions totaling $1.8 million in our 2003 fiscal year, pursuant to contractual arrangements with our customers and in light of the overall increase in the volume of our Storage Infrastructure products shipped. Our overall gross margin was also favorably improved by $3.6 million of component cost reductions.

  Research and Development

        Our total research and development expense increased to $32.2 million in our 2003 fiscal year from $30.2 million for our 2002 fiscal year, an increase of 6.6%. In our 2003 fiscal year, our total research and development expense was comprised of $2.4 million of equity compensation expense and $29.8 million of other research and development expense. In our 2002 fiscal year, our total research and development expense was comprised of $7.8 million of development arrangement expense and $22.4 million of other research and development expense.

  Development Arrangement

        As described above, in our 2002 fiscal year, as part of an alliance arrangement with a supplier, we made payments totaling $7.8 million in connection with the development of components to be included in certain of our products.

  Other Research and Development

        The $7.4 million increase in other research and development expenses in our 2003 fiscal year compared to our 2002 fiscal year included approximately $4.0 million related to the development of silicon-based switch architecture following the purchase of related intellectual property in 2002. In addition we increased investment in our storage subsystems by approximately $5.0 million through a number of projects including incorporating advanced switching capability into our storage enclosures (the SBOD product line), a number of products incorporating low-cost disk drives to address the emerging Nearline storage market segment and enhancements to the technology included in the RAID product line. This increased investment in the development of our storage subsystems included the reallocation of resources totaling approximately $1.4 million from a network test product.

  Selling, General and Administrative

        Our total selling, general and administrative expense increased to $76.6 million in our 2003 fiscal year from $17.4 million for our 2002 fiscal year. In our 2003 fiscal year, our total selling, general and administrative expense was comprised of $54.1 million of equity compensation expense and $22.4 million of other selling, general and administrative expense. In our 2002 fiscal year, our total selling, general and administrative expense was comprised of only other selling, general and administrative, and no equity compensation, expense. The $5.0 million increase in our other selling, general and administrative expense in our 2003 fiscal year compared to our 2002 fiscal year was primarily attributable to the expansion of our operations including $1.8 million related to an increase in the number of employees engaged in sales and marketing activities to support and expand our OEM customer base. In addition, $1.6 million related to an increase in compensation paid for annual performance bonuses in 2003, relating to the growth in our business. Our other selling, general and administrative expenses were net of $0.1 million and $1.5 million in our 2003 and 2002 fiscal years, respectively, received from Havant International Limited for the provision of administrative services.

  Loss (Gain) on Derivative Financial Instruments

        As a result of designating all forward foreign currency contracts as qualifying for hedge accounting with effect from September 1, 2002, no loss or gain on these financial instruments is recorded in the income statement for our 2003 fiscal year. The increase in fair value that resulted in the gain of $1.8 million in our 2002 fiscal year resulted from the decline in value of the U.S. dollar as compared to the U.K. pound.

  Other Costs

        We incurred other costs of $11.6 million in our 2003 fiscal year in connection with the private equity transaction with HgCapital, described above. We incurred costs of $2.8 million in our 2002 fiscal year related to a proposed initial public offering on the NASDAQ National Market, which was withdrawn in July 2002 due to unfavorable equity market conditions. Both amounts primarily relate to fees paid to our professional advisors.

  Interest Expense, Net

        The $0.7 million decrease in net interest expense in our 2003 fiscal year compared to our 2002 fiscal year related to debt repayments of $12.5 million in our 2003 fiscal year that resulted from positive operating cash flows.

  Benefit for Income Taxes

        We recorded an income tax benefit of $11.8 million in our 2003 fiscal year and $0.8 million for our 2002 fiscal year. The benefit in our 2003 fiscal year included a $13.7 million reversal of the valuation allowance taken against a deferred tax asset following the expectation of utilization of the U.K. net operating loss carryforwards. The benefit in our 2002 fiscal year was primarily attributable to a tax refund receivable in 2002 of $1.6 million for taxes paid in 2000 related to a gain on disposal of an investment in 2000.

  Net Loss from Continuing Operations

        Net loss from continuing operations amounted to $35.8 million for our 2003 fiscal year compared to net income of $5.0 million for our 2002 fiscal year. The net loss primarily resulted from equity compensation expense totaling $57.3 million and expenses of $11.6 million relating to the HgCapital investment, both described above. The effect of these expenses was partially offset by other factors described above, including, in particular, the increase in our revenues, the reversal of the deferred tax valuation allowance of $13.7 million and payments related to the development arrangement with one of our suppliers, and other costs in our 2002 fiscal year.

  Loss from Discontinued Operations

        Loss from discontinued operations was $20.2 million for our 2003 fiscal year compared to a loss of $3.3 million for our 2002 fiscal year. The loss from discontinued operations includes a loss from our discontinued digital broadcast technology business of $0.3 million in 2003 compared to $3.3 million in 2002. The digital broadcast technology business was sold to management of the digital broadcast technology business in 2003. Additionally, the loss from discontinued operations in 2003 includes an amount of $19.9 million of non-cash equity compensation related to the removal of transferability restrictions on ordinary shares sold to funds managed by HgCapital in 2003 and held by employees and former employees of discontinued businesses. Accordingly the charge is included in discontinued operations.

Quarterly Results of Operations

        The following table sets forth, for the periods indicated, data regarding our revenues, operating expenses and net income (loss). We derived this data from our unaudited consolidated financial statements and, in the opinion of management, this data includes all adjustments, consisting only of normal recurring entries, that are necessary for a fair presentation of our financial position and results of operations for this period. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004	November 30, 2003	August 31, 2003	May 31, 2003	February 28, 2003
	(unaudited) (U.S. dollars in thousands)
Revenues	$116,701	$114,906	$108,122	$119,285	$99,363	$72,720	$75,445	$86,241
Cost of revenues—non-cash equity compensation	36	7,791	—	—	690	—	—	—
Cost of revenues—other	92,451	88,848	84,884	90,375	77,242	56,852	59,209	66,717

Gross profit	24,214	18,267	23,238	28,910	21,431	15,868	16,236	19,524

Operating expenses:
Research and development—development arrangement	—	—	—	(6,000)	—	—	—	—
Research and development—non-cash equity compensation	83	23,876	—	—	2,428	—	—	—
Research and development—other	10,597	9,660	9,222	7,950	10,529	7,380	6,421	5,467
Selling, general and administrative—non-cash equity compensation	478	135,885	—	—	54,143	—	—	—
Selling, general and administrative—other	7,884	7,538	6,257	6,358	8,210	4,809	5,091	4,316
Amortization of intangible assets	397	378	362	—	—	—	—	—
In-process research and development	852	—	—	—	—	—	—	—
Other costs	(201)	726	439	1,424	11,625	—	—	—

Total operating expenses	20,090	178,063	16,280	9,732	86,935	12,189	11,512	9,783

Operating income (loss)	4,124	(159,796)	6,958	19,178	(65,504)	3,679	4,724	9,741
Interest income (expense), net	147	77	(20)	848	(15)	32	(110)	(116)

Income (loss) before income taxes	4,271	(159,719)	6,938	20,026	(65,519)	3,711	4,614	9,625
Provision (benefit) for income taxes	(3,937)	(6,338)	1,881	2,155	(13,047)	949	151	193

Net income (loss) from continuing operations	$8,208	$(153,381)	$5,057	$17,871	$(52,472)	$2,762	$4,463	$9,432

        Our operating results have varied on a quarterly basis during our history. We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may affect our operating results include: the loss of significant customers; the size, timing and fluctuations of customer orders; the timing and market acceptance of product introductions or enhancements; increased competition and negative pricing pressures; and growth of the market for data communication networks.

        For a more detailed discussion of the factors that may affect our revenues, operating results and the market price of our common shares, see "Part I, Item 3D—Risk Factors".

Liquidity and Capital Resources

        We have financed our operations since our management buy-out in 1994 primarily through cash flow from operations, sales of non-core businesses and bank borrowings. In our 2004 fiscal year we also received the net proceeds from our initial public offering.

  Cash flows

        Net cash provided by operating activities was $22.8 million, $19.8 million and $8.8 million for our fiscal years ended November 30, 2004, 2003 and 2002 respectively.

        Operating cash flows in these fiscal years have been affected by underlying revenue growth. This, together with the related increases in cost of sales and operating expenses, has resulted in an increased requirement for working capital. In particular, as described in the discussion below, this has resulted in operating cash out flows related to increases in accounts receivable and inventories partly offset by increases in accounts payable.

        As described in the discussion of the results of continuing operations for our 2004 fiscal year, in August 2004 a $6.0 million supplier note receivable was repaid together with accrued interest of $1.1 million. The loan had been recorded as an expense in our 2002 fiscal year and this expense was reversed in the first quarter of our 2004 fiscal year. The reversal of the expense has been included as an adjustment to operating cash flows and the subsequent repayment of the loan has been included as an investing cash inflow.

        Cash provided by operating activities for our 2004 fiscal year resulted primarily from net loss from continuing operations after excluding non-cash items of $168.1 million for equity compensation, $6.0 million for the supplier note receivable and $6.5 million for depreciation and amortization. Increases in accounts payable and other accrued liabilities of $4.3 million and $1.2 million, respectively, resulting primarily from growth in the business also contributed to cash provided by operating activities. These positive effects on cash flows were partially offset by increases in accounts receivable, inventories and deferred income taxes of $6.7 million, $2.1 million and $7.7 million respectively and decreases in employee compensation and benefits payable and deferred revenue of $1.6 million and $11.1 million respectively. The increases in accounts receivable and inventories resulted primarily from underlying sales growth. The increase in deferred income taxes resulted primarily from the recording of a $12.3 million deferred tax asset arising from the tax benefit relating to share options granted to our UK employees partially offset by the usage of U.K. net operating loss carryforwards. The decrease in employee compensation and benefits payable resulted primarily from 2004 fiscal year bonuses being lower than 2003 fiscal year bonuses. The decrease in deferred revenue resulted from a change in payment terms with a major customer where certain payments were no longer made in advance of shipment together with a reduction in orders on hand from that customer.

        Cash provided by operating activities of $19.8 million in our 2003 fiscal year resulted primarily from net income from continuing operations after excluding non-cash charges of $57.3 million, $5.0 million, $4.7 million and $1.6 million for non-cash equity compensation, depreciation, private equity costs and payments paid by an employee benefit trust, respectively. In addition, $9.2 million of cash provided by operating activities in our 2003 fiscal year was due to an increase of deferred revenue related to a change in contractual payment terms in our 2003 fiscal year with one of our major customers. Increases in accounts payable, employee compensation and benefits payable and other accrued liabilities of $5.2 million, $4.8 million and $4.0 million respectively also contributed to cash provided by operating activities. The increase in these items resulted primarily from underlying sales growth and payments made by an employee benefit trust. These increases were partially offset by increases in inventory and accounts receivable of $9.8 million and $7.8 million respectively, and decreases in income taxes payable and deferred income tax of $1.5 million and $13.5 million respectively. The increase in inventory and accounts receivable are consistent with underlying sales growth as well as a build up of inventory in anticipation of high levels of shipments of Storage Infrastructure products in the first fiscal quarter of 2004. The decrease in income tax payable is primarily due to payments in our 2003 fiscal year of Malaysian withholding tax liabilities related to prior fiscal years. The increase in deferred tax assets is due to a reversal of the valuation allowance for net operating loss carryforwards related to operations in the United Kingdom. In addition, a $1.2 million repayment of a customer advance and a $1.3 million payment to a related party resulted in operating cash outflows.

        Cash provided by operating activities of $8.8 million in our 2002 fiscal year resulted primarily from net income from continuing operations after excluding non-cash charges of $4.0 million for depreciation. Increases in accounts payable, employee compensation and benefits and other accrued liabilities of $7.6 million, $1.5 million and $1.8 million respectively also contributed to cash provided by operating activities. The increase in these items resulted primarily from underlying sales growth and an increase in employee bonuses. An increase of $1.6 million in income taxes payable relating primarily to a refund of U.K. income taxes also resulted in an operating cash inflow. These increases were partially offset by increases in inventory, accounts receivable, and prepaid expenses and other current assets of $4.3 million, $5.1 million, and $2.2 million respectively. The increases in inventory and accounts receivable result primarily from underlying sales growth and an increase in other current assets resulted from a gain on forward foreign currency contracts. A $1.3 million decrease in deferred revenue also resulted in an operating cash outflow.

        Net cash used in investing activities was $10.4 million for our 2004 fiscal year and comprised $6.0 million in respect of the initial consideration for the acquisition of the business of ZT Automation LLC, $1.4 million in respect of the purchase of intellectual property from Beyond3 and $9.0 million related to capital expenditure, partially offset by a $6.0 million repayment of a supplier note receivable. A further $2.0 million initial consideration for the ZT acquisition is payable in February 2005 and additional amounts of consideration of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million. At November 30, 2004, $0.3 million was payable based on the level of cumulative revenue at that date. Further payments of up to $17.2 million may be made for the Beyond3 intellectual property of which $1.2 million is based on the achievement of product delivery milestones and the remainder is based on a percentage of operating profit generated by the products. The supplier note receivable is described in the discussion of the results of continuing operations for our 2004 fiscal year. Net cash used in investing activities was $5.3 million in our 2003 fiscal year and $4.6 million in our 2002 fiscal year, substantially all of which related to capital expenditure.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines, test equipment and computers and increased in our 2004 fiscal year primarily as a result of the expansion of our business. We do not anticipate any significant changes in the nature or level of our capital expenditures and currently have no material commitments for capital expenditures.

        Net cash provided by our financing activities was $49.0 million in our 2004 fiscal year. Net cash used in our financing activities was $12.1 million in our 2003 fiscal year and $1.6 million in our 2002 fiscal year.

        Net cash provided by financing activities in our 2004 fiscal year includes the $48.1 million net proceeds of our initial public offering described below. In addition, $5.0 million related to the issuance of ordinary shares to employees and directors in respect of share options and other share awards. These were partially offset by the four quarterly repayments of $1.0 million under our HSBC term loan. Net cash used in financing activities in our 2003 fiscal year comprised repayments of our HSBC facilities out of positive operating cash flows.

        Net cash used in financing activities for our 2003 fiscal year principally related to payments of $18.9 million to repurchase ordinary shares associated with the private equity transaction with HgCapital and repayments of short-term and long-term borrowings under our HSBC credit facilities totaling $12.5 million using surplus cash from operating cash inflows. This was partially offset by new borrowings of $19.0 million under our HSBC term loan.

        Net cash used in our financing activities for our 2002 fiscal year principally reflected cash used to make a $2.0 million repurchase of shares from an employee benefit trust which were not required for employee share options.

  Liquidity

        On June 29, 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds received by us were $56.0 million and net proceeds received by us after deducting underwriting discounts and other offering expenses was $48.1 million.

        As of November 30, 2004, our principal sources of liquidity consisted of cash and cash equivalents of $63.5 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $15.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over approximately five years. The facilities also include a revolving line of credit which expires in September 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $10.0 million and bears interest at a rate of 0.75% above LIBOR. The overdraft facility is for an aggregate principal amount of up to approximately $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of November 30, 2004, we had no debt outstanding under our revolving line of credit or our overdraft facility except that we have used $2.0 million to provide a guarantee in respect of the deferred consideration for the acquisition of the business of ZT Automation LLC. The HSBC credit facilities provide for a security interest on substantially all of our assets.

        Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. As described above, in connection with the acquisition of the business of ZT Automation LLC we will be required to make payments of deferred consideration of up to $22.4 million of which $20.4 million is payable over approximately three years based on the revenue generated by this business and we may also be required to make additional payments of up to $17.2 million related to the purchase of intellectual property from Beyond3. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 24 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2004 that may affect our liquidity over the next five years:

		Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(US dollars in thousands)
Long-term borrowings	$15,000	$4,000	$11,000	$—	$—
Operating lease commitments	18,962	4,323	11,077	3,561	—
Purchase commitments	91,357	91,357	—	—	—
Deferred consideration	2,000	2,000	—	—	—

Total contractual cash obligations	$127,319	$101,680	$22,072	$3,561	$—

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

        We have not engaged in off-balance sheet financing.

        In connection with our February 2004 acquisition of the business and assets of ZT Automation LLC, we may have to pay amounts of up to $20.4 million over a three-year period based principally on future revenue of the acquired business. In connection with our purchase of Intellectual property from Beyond3 we may be required to make payments of up to $17.2 million of which $1.2 million is based on the achievement of product delivery milestones and $16.0 million is based on future operating income related to these products.

Accounting Policies

Critical Accounting Policies

        The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 2 of the notes to our consolidated financial statements describes our significant accounting policies and is an essential part of our consolidated financial statements. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts and disclosures.

        We believe the following to be critical accounting policies. By "critical accounting policies" we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Inventory Reserves

        Inventories are valued at the lower of standard cost, which approximates actual cost computed on a first-in, first-out basis, or market value. We establish reserves against our inventories that are equal to the difference between the cost of inventory and its estimated market value. We are required to make estimates about future customer demand for our products, taking into account historical patterns, order backlog, changes in technology, projected sales based on economic conditions and growth prospects, and market acceptance of current and future products. A failure to correctly estimate these conditions or uncertainty in the future outlook for the economy and our industry, or other failure to estimate correctly, could result in additional inventory losses in excess of the reserves established and determined to be appropriate as of the balance sheet date.

Warranty Reserves

        We record warranty reserves for the estimated cost of product warranty obligations for manufacturing defects in our products. These reserves are estimated based on expected warranty costs taking into account historical failure rates and the related warranty costs incurred. Warranty reserves are recorded as a cost of revenues and are estimated at the time of sale. While we have active programs in place to monitor the quality of products sold as well as failure rates for those products, some of our products are complex and may contain defects that are detected only after deployment in complex networks and systems. If actual failure rates differ from management estimates due to a decrease in the quality or design of materials and components or a decrease in the effectiveness of our monitoring programs, actual costs may differ from the amounts covered by our reserves and therefore may affect future earnings. In the event that we can no longer reliably estimate our product warranty liabilities at the time of sale, as a result of uncertainties or otherwise, this will have a material adverse impact on our recognition of revenue and earnings in future periods.

Income Taxes

        We have recorded a $4.3 million valuation allowance against the deferred tax asset balance of $25.8 million due to the likelihood that, based on management's judgment and assumptions, this portion of the balance will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we will, more likely than not, be able to realize a greater or lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, an adjustment to the deferred tax assets would increase or decrease income in the period such determination was made. The deferred tax asset balance includes an amount of $10.6 million which relates to the income tax deduction which may be obtained when employees exercise share options, calculated as the excess of the market price on the date of exercise over the exercise price. Movements in this element of the deferred tax asset will be accounted for as changes in additional paid in capital. As well as being dependent on the factors affecting future taxable income the realization of this asset is also dependent on our future share price and its value is also therefore dependent on our judgment as to future share price movements.

Intangible Assets

        We have recorded intangible assets on the acquisition of businesses and certain assets. The cost of the acquisition is allocated to the assets and liabilities acquired, including identifiable intangible assets, with the remaining amount being classified as goodwill. Goodwill and purchased intangible assets include existing workforce, existing technology, patents, customer contracts and covenants not to compete. Identifiable intangible assets are amortized over time, while in-process research and development is recorded as a charge on the date of acquisition and goodwill is capitalized, subject to periodic review for impairment. Accordingly, the allocation of the acquisition cost to identifiable intangible assets has a significant impact on our future operating results. The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Should conditions be different than management's current assessment, material write-downs of the fair value of intangible assets may be required. We periodically review the estimated remaining useful lives of our other intangible assets. A reduction in the estimate of remaining useful life could result in accelerated amortization expense or a write-down in future periods. As such, any future write-downs of these assets would adversely affect our operating results.

        We evaluate the impairment of goodwill on an annual basis, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions or lower projections of profitability. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our reporting units and assets. Actual results may vary from our expectations. Accordingly, goodwill recorded in business combinations may significantly affect our future operating results to the extent impaired, but the magnitude and timing of any such impairment is uncertain. When we conduct our annual evaluation of goodwill the fair value of goodwill is re-assessed using valuation techniques that require significant management judgment. Should conditions be different than management's last assessment, significant write-downs of goodwill may be required.

        Intangible assets as of November 30, 2004 were $7.9 million, and any future write-downs of goodwill would adversely affect our operating margin.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs" (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on our financial position, results of operations or cash flows.

        In December 2004, the FASB issued FAS 123 (revised 2004), "Share-Based Payment" (FAS 123R) which will be effective in the third quarter of our 2005 fiscal year and will require that we use the fair value method to calculate the expense related to our employee share based awards. We currently use the intrinsic value method to measure compensation expense for share-based awards to our employees. Included in Note 2 to the consolidated financial statements is the pro forma net income and earnings per share as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee share awards during our 2004, 2003 and 2002 fiscal years.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A: Directors and Senior Management

Management

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	44	Chief Executive Officer
Richard Pearce	34	Chief Financial Officer
Steve Thompson	51	Chief Technology Officer
Matt Cornell	45	Executive Vice President
Will Leonard	44	Executive Vice President
Adam Wray	37	Executive Vice President

        Steve Barber is our Chief Executive Officer and a member of our Board of Directors. Mr. Barber has served as Chief Executive Officer of Xyratex Ltd and its predecessor companies since February 2003, having previously served as President from March 2002 and as Executive Vice President and Director of Business Development from October 2000. Prior to assuming these positions, Mr. Barber led the development of our warranty and repair business from a small U.K. based company to a global business with operations in Europe, the United States and Southeast Asia. Our warranty and repair business was sold to Teleplan in June 1999. Mr. Barber acted as a division president of Teleplan from June 1999 before leaving Teleplan and re-joining our business in October 2000. Mr. Barber was a member of the executive team that led our 1994 management buy-out from IBM and, prior to that, held a number of management positions with IBM. Mr. Barber holds a Bachelor of Science degree in electronic engineering from the University of Natal, Durban, South Africa. Mr. Barber also serves as a director on the boards of directors of several of our subsidiaries.

        Richard Pearce is our Chief Financial Officer. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following our management buy-out from IBM in 1994. Mr. Pearce has played a significant role in material acquisition, divestiture and financing activities. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants.

        Steve Thompson is our Chief Technology Officer. Mr. Thompson has served as Chief Technology Officer of Xyratex Ltd and its predecessor companies since December 1999. Mr. Thompson has held several senior management positions within our company and was responsible for the initial business development of our Storage and Network Systems and Storage Infrastructure product lines. Mr. Thompson formerly worked for IBM, where he gained extensive experience in engineering and operational management in the United Kingdom and Japan, and, prior to that, for GEC Telecommunications. Mr. Thompson has a degree from Swansea University in computer technology.

        Matt Cornell is our Executive Vice President of Storage and Network Systems Business Development. Mr. Cornell has served as Executive Vice President of Storage and Network Systems Business Development of Xyratex Ltd and its predecessor companies since December 1999. Mr. Cornell created, and has led the development of, our Storage and Network Systems business. His achievements include the development of competitive products, the establishment of successful ongoing business relationships with our key customers, the establishment of close relationships with our key technology providers and the establishment of sales channels in the United States, Europe and Asia. Mr. Cornell joined us in 1994 after working for IBM for ten years, and has held a number of engineering and product development management positions within our company and at IBM. Mr. Cornell has a Bachelor of Science degree in electrical and electronic engineering from the University of Trent, Nottingham.

        Will Leonard is our Executive Vice President of Integrated Systems Business Development. Mr. Leonard has served as Executive Vice President of Integrated Systems Business Development since November 2002, and has held a variety of senior management positions in our company since our management buy-out from IBM in 1994. In his capacity as Executive Vice President of Integrated Systems Business Development, Mr. Leonard is responsible for developing and exploiting recently acquired integrated switch technology. Prior to joining our company, Mr. Leonard worked for IBM beginning in 1984, where he developed extensive experience in the development of storage and storage infrastructure products. Mr. Leonard began his career with British Aerospace in 1979 and holds an M.A. from the University of Cambridge.

        Adam Wray is our Executive Vice President of Storage Infrastructure. Mr. Wray has served as Executive Vice President of our Storage Infrastructure business since December 2001. Prior to this time, Mr. Wray served in several business management and engineering positions within our Storage Infrastructure business. In his 18 years of experience in the disk drive industry, Mr. Wray has held a variety of engineering and management appointments both at our company and at IBM. Over this time period, he has also spent two years in the IBM advanced manufacturing group in Japan, and one and a half years in Irvine, California in key customer account management and engineering management roles. Mr. Wray holds a Bachelor of Engineering degree from the Special Engineering Programme, Brunel University, London.

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	49	Chairman
Steve Barber	44	Director
Nic Humphries	37	Director
Jonathan Brooks	49	Director
Ernest Sampias	53	Director
Steve Sanghi	49	Director

        Andrew Sukawaty is the Chairman of our board of directors. Mr. Sukawaty has been our Chairman since October 2004 and was the Deputy Chairman of our board of directors from March 2004 until October 2004. Mr. Sukawaty is chairman of the board of directors and chief executive officer of Inmarsat, the world-wide mobile satellite services provider. He is also the President of Cable Partners Europe LLC which invests, operates and manages cable television services throughout Europe. He is a non executive director of mmO2, a mobile telecommunications company; a director of Powerwave Technologies and formerly chairman of Telenet, a Belgian cable television operator. He has 27 years of experience in telecommunication in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and chief operating officer of Mercury One2One. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

        Steve Barber. As above.

        Nic Humphries has served as a member of the board directors of Xyratex Ltd and its predecessor company, Xyratex Group Limited, since September 2003. Mr. Humphries was appointed as a director by Xtx Limited, the company through which funds managed by HgCapital own our shares. Mr. Humphries is a general partner of HgCapital, a European private equity investment firm, and has been Head of HgCapital's Technology Practice since July 2001. Prior to joining HgCapital, Mr. Humphries was Managing Director of the European business of Geocapital Partners, a technology venture capital firm, and Head of Technology and Telecoms at Barclays Private Equity. He has 14 years of experience in the venture capital and private equity industry and is a member of the boards of directors of several private technology companies. Mr. Humphries holds a Bachelor of Science degree in Electronic and Electrical Engineering from the University of Salford, was a U.K. National Engineering Scholar and is a Fellow of the Association of Chartered Certified Accountants.

        Jonathan Brooks has served as a director on our board of directors since May 1, 2004. For the past three years, Mr. Brooks has assisted several venture capital-backed private equity companies in financial and strategic management. Mr. Brooks is currently a director of Frontier Silicon Holdings Limited, a company which supplies semiconductor technology for use in digital radio and television applications, and is Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for Wimax applications. He is also a director of e2v Technologies plc, a company listed on the London Stock Exchange which develops sensor technology. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings PLC, a company which listed on the London Stock Exchange and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks has ten years of experience in the technology sector. Mr. Brooks holds a Bachelors degree in economic and social science from the University of Wales and an MBA from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

        Ernest Sampias has served as a director on our board of directors since May 1, 2004. Mr. Sampias was appointed Senior Vice President and Chief Financial Officer for McDATA on June 1, 2002.

Mr. Sampias joined McDATA in September 2001 as Vice President Finance and Controller. Mr. Sampias has over 25 years of related experience in financial management roles. Prior to joining McDATA, Mr. Sampias was with US West for 15 years in several financial management positions. Mr. Sampias' last assignment for US West was as Vice President and Chief Financial Officer for US West DEX, which was the Yellow Pages Directory subsidiary of US West with annual revenues of $1.6 billion. Mr. Sampias also has financial management experience with Convergent Communications, Inc., Aerojet-General Corporation, and Nimbus, Inc. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction. Mr. Sampias holds a Masters degree in Taxation from DePaul University in Chicago. Mr. Sampias is a Certified Public Accountant and a member of the Financial Executives International organization.

        Steve Sanghi has served as a director on our board of directors since May 1, 2004. Mr. Sanghi currently serves as Director and President of Microchip Technology, Inc. since his appointment in August 1990, as CEO since October 1991, and as chairman of the board of directors since October 1993. Mr. Sanghi was previously the chairman of the board of Adflex Solutions, and a member of the board of directors of both Artisoft and Vivid Semiconductor. Mr. Sanghi worked for Intel Corporation from 1978 to 1988 in various engineering and management positions, including General Manager of Intel's programmable memory operation. Mr. Sanghi received a Bachelor of Science in Electronics and Electrical Communications Engineering from Punjab Engineering College in India in 1975 and holds a Masters degree in Electrical and Computer Engineering from the University of Massachusetts in Amherst, Massachusetts.

        During our 2004 fiscal year, as was previously disclosed in our registration statement on Form F-1, Ken Wilkie, previously the Chairman of our board of directors, decided to stand down as Chairman and a director of our board of directors. In addition, Paul Holmes, one of our executive vice presidents, died in July 2004. Paul Hannah, another of our executive vice presidents, resigned as an executive officer in February 2005 for personal reasons.

        Our directors may be reached at the address of our San Jose facility in the United States or at our headquarters in Havant in the United Kingdom.

Item 6B: Compensation

Director Compensation

        We paid our board of directors (consisting of 7 persons) an aggregate amount of $845,000 for the fiscal year ending November 30, 2004 (of which $651,000 comprised salaries or fees, $22,000 comprised non-cash payments and $172,000 comprised bonus payments. In addition, during our fiscal year ended November 30, 2004, we have also awarded five members of our board of directors an aggregate of: 215,755 class C ordinary shares of Xyratex Group Limited for no consideration; options to purchase 187,500 class A preferred ordinary shares of Xyratex Group Limited at £0.01 per share granted for no consideration; options to purchase 220,000 class A preferred ordinary shares Xyratex Group Limited at $15.00 per share granted for no consideration; and options to purchase 60,000 Xyratex Ltd common shares at $14.00 per share granted for no consideration.

        Our Compensation Committee, composed entirely of independent directors, determines the remuneration of our directors. We also reimburse directors for reasonable expenses incurred in attending meetings of the board, meetings of committees of the board and our general meetings. No compensation, save reasonable expenses incurred, will be paid to executive directors in respect of their role as a director.

Executive Compensation

        The aggregate compensation paid to the eight executive officers of Xyratex Ltd for the fiscal year ending November 30, 2004 was $2,640,000 (of which $1,685,000 comprised salary, $152,000 comprised non-cash payments and $803,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2004, we have also awarded eight executive officers an aggregate of: 1,461,041 class C ordinary shares of Xyratex Group Limited for no consideration; options to purchase 187,500 class A preferred ordinary shares of Xyratex Group Limited at £0.01 per share granted for no consideration; and options to purchase 120,000 class A preferred ordinary shares Xyratex Group Limited at $nil per share granted for no consideration.

        At the end of our 2004 fiscal year, bonus amounts to be paid to respective executive officers were determined on a discretionary basis by the board of directors based on the satisfaction of certain performance criteria by the individual executive officer. Non-cash payments to executive officers consisted of leased cars and health insurance.

Item 6C: Board Practices

Board Practices

        Our board of directors currently consists of six members of which a majority are independent directors. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The terms of office of the directors is divided into three classes:

  •
  Class I, whose term will expire at the annual general meeting to be held in 2007;

  •
  Class II, whose term will expire at the annual general meeting to be held in 2006; and

  •
  Class III, whose term will expire at the annual general meeting to be held in 2005.

        Class I consists of Andrew Sukawaty and Ernest Sampias; Class II consists of Steve Barber and Jonathan Brooks; and Class III consists of Steve Sanghi and Nic Humphries. At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms expire will then serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. In addition, a resolution of the board of directors may change the authorized number of directors within the upper and lower limits set out in our bye-laws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

        The employment contracts governing the service of our directors do not provide for benefits upon termination of employment. There are no family relationships among any of our directors, executive officers or key employees.

Board Committees

        Our bye-laws give our board of directors the authority to delegate its powers to a committee appointed by the board. Committees may consist partly or entirely of non-directors, except for the audit committee, nominations and governance committee and compensation committee, which must consist only of independent directors. Our committees are required to conduct meetings and take action in accordance with the directions of the board and the provisions of our bye-laws or the written charters establishing these committees.

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty, Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. Members of the Compensation Committee do not participate in decisions regarding their own remuneration. The Compensation Committee generally meets at least four times a year and met twice during the financial year ended November 30, 2004. Its members are not eligible for bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias, Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Audit Committee met three times during the fiscal year ended November 30, 2004. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

  •
  selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

  •
  reviewing and approving all proposed related-party transactions;

  •
  discussing the annual audited financial statements with management and the independent auditors;

  •
  reviewing the effectiveness of internal control over financial reporting;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  meeting separately and periodically with management and the independent auditors;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  reporting regularly to the full board of directors.

In addition, the Audit Committee has approved detailed procedures regarding "up the ladder" reporting of violations of U.S. securities laws and procedures in an effort to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 regarding auditor objectivity and independence.

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nomination and Governance Committee is comprised of Andrew Sukawaty, Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nominations and Governance Committee meets at least twice a year, and from time to time as required. The Nomination and Governance Committee met once during the fiscal year ended November 30, 2004 in connection with the appointment of Mr Sukawaty as Chairman of our Board of Directors.

Item 6D: Employees

        As of November 30, 2004, we employed 968 permanent employees worldwide, including a total of 485 employees in the United Kingdom, 234 employees in the United States and 249 employees in Asia. As of November 30, 2004, we employed an additional 180 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of employees as of the dates indicated:

	As of November 30,
	2004	2003	2002
Operations	443	360	304
Research and development	313	245	191
Sales, marketing and service	107	77	62
General and administration	105	89	87

Total	968	771	644

Total employees in the United States	234	136	88
Total employees in Asia	249	217	200
Total employees in the United Kingdom	485	418	356

Item 6E: Share Ownership

Executive Officer and Director Share and Option Ownership

        The following table sets forth the number of our common shares and the number of options to purchase our common shares owned by our executive officers and directors as of January 31, 2005. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

Name	Number of Shares	Percentage of Shares Outstanding	Options(1)	Option Exercise Price Per Share	Expiration Date
Steve Barber	1,050,379	3.7%	103,637	£1.447	March 29, 2011
			100,000	$14.31	January 9, 2015
Richard Pearce	264,421	0.9%	38,863	£1.447	March 29, 2011
			51,818	£2.653	July 22, 2012
			55,000	$14.31	January 9, 2015
Matt Cornell	214,789	0.8%	385,028	£1.447	March 29, 2011
			155,457	£1.447	February 26, 2012
			45,000	$14.31	January 9, 2015
Will Leonard	246,081	0.9%	103,059	£1.447	March 29, 2011
			7,132	£1.447	February 26, 2012
			45,000	$14.31	January 9, 2015
Steve Thompson	440,627	1.6%	44,566	£1.447	March 29, 2011
			50,000	$14.31	January 9, 2015
Adam Wray	218,357	0.8%	34,545	£1.447	March 29, 2011
			34,090	£2.653	November 13, 2011
			72,546	£2.653	July 22, 2012
			45,000	$14.31	January 9, 2015
Andrew Sukawaty	207,275	0.7%	228,003	$14.47	March 31, 2014
Jonathan Brooks	0	0%	20,000	$14.00	June 28, 2014
			5,000	$14.31	January 9, 2015
Ernest Sampias	2,500	0.01%	20,000	$14.00	June 28, 2014
			5,000	$14.31	January 9, 2015
Steve Sanghi	0	0%	20,000	$14.00	June 28, 2014
			5,000	$14.31	January 9, 2015
All our directors and executive officers as a group (ten persons)	2,644,429	9.3%

(1)
All options entitle the option holder to purchase one common share for each option held.

Employee Benefit/Share Option Plans

Xyratex Ltd Share Option and Share Purchase Plans

        Xyratex Ltd operates share option and purchase plans under which it may grant options. In addition, Xyratex Ltd may establish equity plans under which restricted stock and stock bonus awards may be granted.

        Xyratex Ltd and Credit Suisse First Boston, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which options may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At January 31, 2005, options over 1,048,000 of our common shares had been granted since our initial public offering.

  The Xyratex Ltd Approved Plan

        The Xyratex Ltd Approved Plan is a United Kingdom share option plan which is approved by the U.K. Inland Revenue. A U.K. Inland Revenue approved share option plan offers tax advantages to option holders who exercise options in accordance with the provisions of the relevant legislation.

        Any employee or any full time director of the Group is eligible to participate (a "Participant"). Actual participation is at the discretion of the board of directors of Xyratex Ltd. Options are personal to the Participant and may not be assigned. Options shall be granted by deed for no consideration.

        The aggregate subscription price of all outstanding options granted to any one Participant under the Xyratex Ltd Approved Plan and under any other U.K. Inland Revenue approved discretionary share option scheme adopted or operated by the Company may not exceed £30,000.

        Our board of directors will determine the option vesting period at the time options are granted. Where employment ceases due to death, injury, disability, redundancy, the Participant's retirement at normal retirement age, or on the Participant's employing company or business ceasing to be within Xyratex Ltd's group of companies or, at the discretion of our board of directors, on the Participant in question leaving employment for any other reason, options will generally be exercisable to the extent vested at the date of cessation.

        Options held by a Participant will lapse if the Participant ceases to be employed by Xyratex Ltd or any of its subsidiaries save to the extent that the reason for cessation is as outlined in paragraph above.

        Options may also be exercised in the event of a takeover or liquidation of Xyratex Ltd. Options may be exercised in these circumstances notwithstanding that any performance target has not been satisfied.

        Our board of directors may impose objective conditions as to the performance of Xyratex Ltd (which must be set having regard to institutional guidelines) which must normally be satisfied before options can be exercised. Having granted options and set a performance target, our board of directors can vary the performance target provided that our board of directors reasonably considers that the original performance target set no longer represents a fair measure of performance and provided that any new target is no more difficult nor easy to satisfy. Any performance targets imposed by our board of directors will be notified to shareholders through our Annual Report.

        At January 31, 2005, no performance targets have been imposed in respect of options granted under the Approved Plan.

        The exercise price will be the higher of the nominal value of a Xyratex Ltd common share on the date of grant of the option and the average on market quotation of our common shares for the three dealing days immediately prior to the date on which the option is granted.

        Xyratex Ltd's common shares allotted under each plan rank pari passu with Xyratex Ltd's existing issued Xyratex Ltd common shares (save that they will not qualify for any dividends or other distributions by reference to a record date prior to the options exercise). Participants will be required to indemnify their employing company in respect of any income tax collected through the withholding tax arrangements operating in the United Kingdom and to accept the transfer of national insurance contributions, or NICs, including employers' NICs arising in connection with the exercise of the options.

        In the event of the takeover, amalgamation or reconstruction of Xyratex Ltd, options may, with the agreement of the acquiring company, be exchanged for options over shares in the acquiring company or a company associated with the acquiring company.

        In the event of a variation of share capital by way of capitalisation, rights issue, sub-division, consolidation or reduction of share capital, then the number of Xyratex Ltd common shares subject to a subsisting option and the price payable on exercise may be adjusted. No adjustment can be made to options granted under the Xyratex Ltd Approved Plan without prior Inland Revenue approval and no adjustment can be made which would cause the aggregate amount payable on the exercise of an option in full to be increased.

        Our board of directors may alter the plans, but no alteration will have effect under the Xyratex Ltd Approved Plan without prior U.K. Inland Revenue approval. Certain alterations cannot take effect without shareholder approval (unless they are amendments to comply with or take account of applicable legislation or statutory regulations or any change therein or any requirements of the Inland Revenue for the approval of the Xyratex Ltd Approved Plan or to obtain or maintain favourable taxation treatment for Xyratex Ltd or Participants or potential Participants), being the limits on the number of Xyratex Ltd common shares which can be offered under the relevant plans, the category of persons who may participate, the price at which options may be granted, the number of Xyratex Ltd common shares over which an employee may hold an option, the period during which options may be offered and exercised, the rights attaching to Xyratex Ltd common shares subject to an option, the provisions for altering the rights attaching to common shares and for altering the terms of the relevant plan and the provisions which apply on a winding-up of Xyratex Ltd.

        None of the benefits which may be received under the Xyratex Ltd Approved Plan shall be pensionable.

  The Xyratex Ltd Unapproved Plan

        The Xyratex Ltd Unapproved Plan has the same features as the Xyratex Ltd Approved Plan except that (i) the £30,000 individual participation limit does not apply to options granted under the Xyratex Ltd Unapproved Plan; and (ii) the requirements for Inland Revenue approval or consent do not apply.

  The Sharesave Plan

        The Sharesave Plan is a U.K. Inland Revenue approved employee share purchase plan where eligible employees who elect to participate will receive options on favorable terms to purchase our shares with U.K. tax advantages.

        Any U.K. employee or full-time director is eligible to participate. Invitations to join the Sharesave Plan are made at the Company's discretion. Each participant who enrolls in the Sharesave Plan will receive an option to purchase shares at a maximum 20% discount to the market price on joining the plan at the end of a three year term. During this period accumulated payroll deductions of the participant will be paid into a savings account operated by Abbey plc. At the end of the savings term, the participant can choose to use their savings to buy shares in Xyratex Ltd at the option price, or withdraw their savings from the plan with a guaranteed tax-free bonus.

        The maximum amount that any participant may save per month under the plan is £250.00, which must be determined and fixed on enrollment in the plan.

        In the event of a variation of share capital by way of capitalisation, rights issue, sub-division, consolidation or reduction of share capital, then the number of Xyratex Ltd common shares subject to a subsisting option and the price payable on exercise may be adjusted. No adjustment can be made to options granted under the Sharesave Plan without prior Inland Revenue approval.

        Our board of directors may alter the plans, but no alteration will have effect under the Sharesave Plan without prior U.K. Inland Revenue approval. The provisions relating to shareholder approval for amendments are as the Xyratex Ltd Approved Plan.

        None of the benefits which may be received under the Sharesave Plan shall be pensionable.

        The Sharesave Plan has been approved by our board of directors, but remains subject to the approval of our shareholders. Our shareholders will vote on whether to approve the Sharesave Plan at our annual general meeting of shareholders to be held on April 13, 2005.

  The 2004 Plan

        The 2004 Plan is a U.S. stock option plan under which we may grant incentive stock options to purchase our shares to our employees and nonqualified stock options to purchase our shares to our employees, consultants and non-employee officers and directors.

        The per share exercise price of an incentive stock option may not be less than the fair market value of one of our common shares on the date of grant (and not less than 110% of the fair market value in the case of incentive stock options granted to holders of our shares possessing more than 10% of the voting power of all classes of our then outstanding shares). Initially, the per share exercise price of a nonqualified stock option will not be restricted, but all nonqualified stock options granted after a specified period and for so long as Xyratex Ltd is a publicly held corporation will be required to have a per share exercise price of not less than the fair market value of our common shares on the date of grant. An option may not be exercised more than ten years after the date of grant. Under the 2004 Plan, an option granted to an employee, consultant, officer or director will terminate if employment or service terminates. The maximum number of shares we can issue under the 2004 Plan is 5,000,000, provided that the limits set forth above in "Management—Employee Benefit/Share Option Plans—Xyratex Ltd Share Option and Share Purchase Plans" shall apply.

        Under the 2004 Plan, if any of certain specified types of transactions occurs, for example if we amalgamate with another entity, then, depending on the transaction, we may or will be required to (i) arrange for the substitution of options on equity securities other than our common shares in exchange for outstanding options, (ii) accelerate the vesting and termination of outstanding options, in whole or in part, or (iii) cancel outstanding options in exchange for cash payments.

  The Employee Stock Purchase Plan

        The Employee Stock Purchase Plan, or ESPP, is a U.S. employee stock purchase plan under which eligible employees of any of our designated subsidiaries who elect to participate will receive rights to purchase our shares on favorable terms and with U.S. federal income tax advantages through accumulated payroll deductions.

        The sole initial designated subsidiary is Xyratex International, Inc. Our board of directors may change the designated subsidiaries from time to time.

        Each participant who enrolls in the ESPP for an offering period will receive a purchase right. A purchase right entitles a participant to purchase at the end of each offering period the number of our common shares determined by dividing the participant's accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price of the shares subject to a purchase right for an offering period is 85% of the lower of the fair market value of one of our common shares on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. Generally, the fair market value of one of our common shares on any date will be the closing price of such a share on the NASDAQ National Market on that date.

        Any individual (except any employee who owns shares possessing 5% or more of the voting power or value of all classes of our issued shares or the shares of any of our subsidiaries) will be eligible to participate in the ESPP for an offering period if he or she both (i) was employed by a designated subsidiary throughout a specified period ending on the first trading day of such offering period, and (ii) is customarily employed, as of such day, by a designated subsidiary for at least 20 hours per week and for at least five months per calendar year.

        The maximum fair market value of our common shares that any participant may purchase under the plan during any calendar year is $25,000, determined on the first trading day of the offering period.

        The initial number of our shares reserved for issuance pursuant to purchase rights to be granted under the ESPP is 100,000. On each December 1, beginning December 1, 2004, there will automatically be added to the number of shares reserved under the plan the least of (i) 500,000, (ii) 1% of the number of our common shares outstanding on that date or (iii) such other number of our common shares as our board of directors determines.

        In the event of a sale of substantially all of our assets, or in the event we amalgamate with another corporation or we liquidate or dissolve, or in the event of any other transaction as a result of which other shares are substituted for our common shares or our common shares may no longer be issued, our board will provide for the assumption or substitution of purchase rights by the successor or surviving corporation or a parent or subsidiary or take such other action as it deems appropriate.

        Subject to the approval of our shareholders as to certain types of amendments, our board of directors may modify, amend, alter or terminate the ESPP, including amending or terminating any or all outstanding purchase rights, at any time.

  2004 Directors Stock Option Plan

        Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase 20,000 Xyratex Ltd common shares to each of Ernest Sampias, Steve Sanghi and Jonathan Brooks. The non-qualified stock options were granted effective June 29, 2004 and the exercise price of the options is $14.00 per share, equal to the initial public offering price of our common shares. The options will vest as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 60,000 shares.

  Deputy Chairman's Stock Option Plan

        Xyratex Ltd made a one-time grant of options to purchase 228,003 Xyratex Ltd common shares to Mr Sukawaty, who at the time of grant was Deputy Chairman of the Company. The unapproved stock options were granted effective March 31, 2004 and the exercise price of the options is $14.47 per share. The options will vest as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 228,003 shares.

  Restricted Stock

        Restricted stock awards are shares of our common shares that will vest in accordance with terms and conditions established by the board of directors. The board of directors may impose whatever conditions to vesting it determines to be appropriate. For example, the board of directors may set restrictions based on the achievement of specific performance goals. Unvested shares will be subject to our right of repurchase or forfeiture.

        At January 31, 2005, no restricted stock awards have been made.

  Stock Bonus Awards

        Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At January 31, 2005, no stock bonus awards have been made.

Xyratex Group Limited Share Option Plans

        Xyratex Group Limited is the predecessor holding company of the group prior to June 29, 2004. Options granted under Xyratex Group Limited's share option plans are held by employees in the United Kingdom, Malaysia and Singapore, and are over unissued common shares and common shares held by the Trustee for the Havant International Employee Benefit Trust.

  The Unapproved Plan

        The Unapproved Plan was adopted on October 12, 2000. Under the Unapproved Plan options were granted by the Trustee of the Havant International Employee Benefit Trust. As at January 31, 2005, there are no subsisting options granted under this plan.

  The Approved Plan and Unapproved Schedule

        The Approved Plan and Unapproved Schedule were adopted on February 13, 2001. Under the Approved Plan and the Unapproved Schedule options subsist over our shares held by the Trustee of the Havant International Employee Benefit Trust and over unissued shares. The Approved Plan and Unapproved Schedule have the same features as the Xyratex Ltd Approved Plan and Xyratex Ltd Unapproved Plan respectively.

        Options have not been granted by Xyratex Group Limited under the Approved Plan and the Unapproved Schedule since our initial public offering in June 2004.

Malaysian Phantom Plan

        The Phantom Plan was adopted on November 14, 2001 and is a cash based incentive arrangement with the value of the benefit to be received by participants calculated by reference to the growth in value of the Company's shares. The awards made to participants take the form of "options" over "phantom" shares. Under the Phantom Plan options are granted by the Company and the Trustee of the Havant International Employee Benefit Trust.

        The amount of the cash payment made to each option holder will be calculated in accordance with the rules of the Phantom Plan, being the difference between (i) the initial value of a "phantom" share on the date of grant of the option and (ii) the mid-market value of a common share on the last business day of the month in which the Company receives an election from the participant to exercise a phantom option, multiplied by the number of units subject to the relevant option. Following the election by an option holder to exercise his phantom options the relevant cash award will be paid for the vested portion of these amounts to the option holder.

        If not exercised, options granted under the Phantom Plan will lapse on October 31, 2010, or on the date the option holder's employment with the Company or one of its subsidiaries ceases, if that is earlier.

        If there is any liability of the Company to withhold any tax, social security or other payments, which arises under Malaysian law, the Phantom Plan allows the deduction of such amounts from the cash payment before it is paid to the participant.

        The following table contains a summary of all options that have been granted under the Company's share option plans as of January 31, 2005:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	116,194	116,194
The Xyratex Ltd Unapproved Plan	—	699,306	699,306
The Unapproved Plan	—	—	—
The Approved Plan	1,066,323	31,091	1,097,414
The Unapproved Schedule	1,338,307	536,242	1,874,549
The 2004 Plan	—	489,469	489,469
The Directors Stock Option Plan	—	60,000	60,000
The Deputy Chairman's Stock Option Plan	—	228,003	228,003

(1)
Trustee for the Havant International Employee Benefit Trust.

(2)
All options entitle the option holder to purchase one common share for each option held.

(3)
148,785 of the unissued common shares over which Xyratex Ltd has granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by the Company over such common shares.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A: Major Shareholders

        The table below sets forth information regarding beneficial ownership of shares of Xyratex Ltd as of January 31, 2005, held by each person who is known by us to have more than 5.0% beneficial share ownership.

        As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Common shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

	Shareholdings of Xyratex Ltd as of January 31, 2005
Shareholders' Name
	Shares	Percentage
Xtx Limited(1)	9,122,359	32.2%
Havant International Trustees Limited(2)	2,410,143	8.5%

(1)
Consists of 9,122,359 common shares, representing 32.2% of shares outstanding at January 31, 2005. Pursuant to the scheme of arrangement pursuant to which Xyratex Ltd became our parent company immediately prior to the closing of our initial public on June 29, 2004, Xtx Limited received 10,488,432 common shares in exchange for 11,098,870 shares of Xyratex Group Limited, the parent company of our business prior to the time of our initial public offering. Xtx Limited sold 1,366,073 common shares in our initial public offering. In September 2003, Xtx Limited acquired 10,433,682 class B preferred ordinary shares of Xyratex Group Limited for a total consideration of £47,055,905.82 from other shareholders pursuant to the exemption from registration provided by Regulation S under the Securities Act, and 665,188 class B preferred ordinary shares from us for a total consideration of £33,259.40 in a transaction pursuant to the exemption from registration provided by Regulation S under the Securities Act. Xtx Limited, through the funds managed by HgCapital, initially received shares in Xyratex Group Limited pursuant to a private equity investment transaction in August 2003. The entire issued share capital of Xtx Limited is legally owned by Rowan Nominees Limited (45,886,349 shares) and Rowan Nominees A/C RR Limited (4,690,651 shares). All of Xtx Limited's shares are beneficially owned by investment funds managed by either Hg Investment Managers Ltd (which manages 1,586,311 common shares, or 5.6% of shares outstanding at January 31, 2005) or Hg Pooled Management Limited (which manages 7,536,048 common shares, or 26.7% of shares outstanding at January 31, 2005). The directors of Hg Investment Managers Ltd and Hg Pooled Management Limited are Ian Armitage, Roy Goddard, Frances Jacob, Samuel Licht and Jeremy Sharman.

(2)
Consists of 2,410,143 common shares, representing 8.5% of shares outstanding at January 31, 2005. Pursuant to the scheme of arrangement pursuant to which Xyratex Ltd became our parent company immediately prior to the closing of our initial public on June 29, 2004, Havant International Trustees Limited received 2,750,001 common shares in exchange for 2,653,473 shares of Xyratex Group Limited, the parent company of our business prior to the time of our initial public offering. The address for Havant International Trustees Limited is Langstone Road, Havant PO9 1SA, United Kingdom. The Xyratex Ltd shares held by Havant International Trustees Limited, a trustee company holding shares for an employee benefit trust on behalf of employees, are controlled by Havant International Trustees Limited. The directors of Havant International Trustees Limited are Ken Wilkie, Derek Holt, Steve Barber, Mike Dinham and Chris Allington.

        As of January 31, 2005, the number of shares of Xyratex Ltd held of record in the United States was 12,205,764 common shares, held by 156 record holders, representing 43.1% of our common shares outstanding.

        Xyratex Ltd is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Item 7B: Related Party Transactions

        We are party to several agreements with Havant International Limited. A significant number of shareholders of Havant International Limited are also shareholders of Xyratex Ltd. The agreements with Havant International Limited are summarized below.

        On June 10, 2002, Havant International Limited and our subsidiary, Xyratex Technology Limited, entered into a lease agreement for our corporate headquarters in Havant, United Kingdom and for the provision of services relating to this property. Pursuant to the agreement, we leased 81,000 square feet of office and manufacturing. Subsequently we have entered into lease agreements for an additional 16,000 square feet. Under the terms of these agreements, Havant International Limited has also agreed to provide certain services relating to the property, such as property taxes, security, maintenance, property insurance, conference facilities and catering. The annual amounts payable under these agreements total $3.0 million. The terms of these lease agreements were negotiated with Havant International Limited. However, we have not obtained market data to determine how the negotiated terms compare to those an unrelated party may have received. Xyratex Technology Limited also procures certain additional services from Havant International Limited such as electricity, telephones, cleaning and leasehold improvements. The prices for these services are based on cost and are negotiated at least annually. In our 2004 fiscal year the amount paid to Havant International for these services totaled $1.6 million. We have evaluated the negotiated terms of these arrangements based on comparative market data and on that basis we believe the terms approximate those which a non-related party to Havant International Limited would have received.

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of January 31, 2005, the Trust held 2.4 million Xyratex Ltd common shares, substantially all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

        On August 12, 2003, Havant International Trustees Limited was acquired in equal shares by Ken Wilkie, Derek Holt, Michael Dinham, Steve Barber and Chris Allington from Xyratex Technology Limited, a 100%-owned subsidiary of Xyratex Group Limited, for consideration of £5.00. Steve Barber is a director of Xyratex Ltd and Ken Wilkie, Derek Holt and Chris Allington are directors of Havant International Limited.

Item 7C: Interest of Experts and Counsel

        Not applicable.

ITEM 8: FINANCIAL INFORMATION

Item 8A: Consolidated Statements and Other Financial Information

        Audited financial statements are included at "Item 18: Financial Statements".

        For a discussion of our legal proceedings, please see "Item 4B: Business Overview Information—Legal Proceedings" and for a discussion of our policy on dividend distributions, please see "Item 10B: Additional Information—Memorandum and Articles of Association."

Item 8B: Significant Changes

        Not applicable.

ITEM 9: THE OFFER AND LISTING

Item 9A: Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on the Nasdaq National Market. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on the Nasdaq National Market. At close of business on January 31, 2005, the market price for our common shares was $18.69.

  Annual high and low market prices

        Our initial public offering and the listing of our common shares on the Nasdaq National Market took place on June 23, 2004. Prior to our initial public offering there was no public market for our common shares. For the year ending November 30, 2004, the annual high market price for our common shares on the Nasdaq National Market was $15.05 and the annual low market price was $6.85.

  Quarterly high and low market prices

        The table below states for the third and fourth quarters of 2004, high and low prices of our common shares on the Nasdaq National Market.

	NASDAQ
	U.S. dollar per common share
Quarter 2004
	High	Low
Third	$14.27	$6.85
Fourth	$15.05	$9.20

  Monthly high and low market prices

        This table states high and low sales prices for the last six months.

	NASDAQ
	U.S. dollar per common share
Month
	High	Low
June 2004	$14.27	$12.71
July 2004	$12.83	$8.82
August 2004	$10.50	$6.85
September 2004	$11.67	$9.20
October 2004	$12.99	$10.40
November 2004	$15.05	$11.08
December 2004	$17.90	$14.30

Item 9B: Plan of Distribution

        Not applicable.

Item 9C: Markets

        Our common shares are traded on the Nasdaq National Market under the symbol "XRTX".

Item 9D: Selling Shareholders

        Not applicable.

Item 9E: Dilution

        Not applicable.

Item 9F: Expenses of the Issue

        Not applicable.

ITEM 10: ADDITIONAL INFORMATION

Item 10A: Share Capital

        Not applicable.

Item 10B: Memorandum and Bye-Laws

        We incorporate by reference a description of our Memorandum and Bye-laws as set forth in our registration statement on Form F-1, File No. 333-116089, filed with the SEC on June 22, 2004.

Item 10C: Material Contracts

        Not applicable.

Item 10D: Exchange Controls

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to United States residents who are holders of our common shares.

        The Bermuda Monetary Authority has given its consent for the issue and free transferability of our shares up to the amount of our authorized capital from time to time to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed exchange, which includes the Nasdaq National Market. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving the consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this Annual Report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority, although the Bermuda Monetary Authority has granted permission for the issue and transferability of up to 20% of our shares in issue from time to time to persons resident in Bermuda for exchange control purposes.

Item 10E: Taxation

United States Federal Income Tax Considerations

        The following discussion is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below). For the purpose of this discussion only, "our common shares" refers to shares of Xyratex Ltd. This summary is based on the federal income tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase our common shares. The discussion addresses only U.S. Holders that purchase our common shares and hold them as capital assets and use the U.S. dollar as their functional currency. It does not deal with the U.S. federal income tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers, dealers, traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders of ten percent or more of our common shares (by vote or value, and directly or by attribution), persons holding our common shares as part of a hedging, straddle, conversion or constructive sale transaction or persons whose functional currency is not the U.S. dollar. In addition, this discussion does not discuss the "foreign personal holding company" rules. You should consult their tax advisors about the U.S. federal, state, local and foreign tax consequences to them of an investment in our common shares.

        As used in this section, "U.S. Holder" means a beneficial owner of our common shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

Dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder on our common shares for taxable years of such holder before January 1, 2009 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source passive income or, in the case of some U.S. Holders, foreign source financial services income. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute "passive category income" but could, in the case of certain U.S. Holders, constitute "general category income."

Capital Gains

        Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of our common shares equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis (determined in U.S. dollars) in our common shares. Any gain or loss will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes. If a U.S. Holder is an individual and the common shares being sold or otherwise disposed of have been held by that individual for more than one year, the gain recognized will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended November 30, 2004 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

        We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

        We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, fluctuation in the market price of our common shares may result in us becoming a PFIC.

        If we are a PFIC for any taxable year, a U.S. Holder will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition of common shares, unless such U.S. Holder makes a "mark-to-market" election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years such U.S. Holder's holding period for the common shares will be treated as an excess distribution. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the common shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

        The tax liability for amounts allocated to years prior to the year of disposition or "excess distribution" cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of common shares cannot be treated as capital, even if a U.S. Holder holds the common shares as capital assets.

        If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a "qualified electing fund" election to include its share of our income on a current basis, or a "deemed sale" election once we no longer qualify as a PFIC. However, a U.S. Holder may make a qualified electing fund election only if we agree to furnish annually certain tax information, and we do not presently intend to prepare or provide such information.

        Alternatively, a U.S. Holder of "marketable stock" in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If a U.S. Holder makes a mark-to-market election for the common shares, it will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder's income for prior taxable years. Amounts included in a U.S. Holder's income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder's basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

        The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on the Nasdaq National Market and, consequently, for so long as our common shares continue to be so listed, the mark-to-market election will be available to U.S. Holders were we to be or become a PFIC.

        If a U.S. Holder holds common shares in any year in which we are a PFIC, such U.S. Holder would be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the common shares and any gain realized on the disposition of the common shares.

Information Reporting and Backup Withholding

        In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the common shares paid within the U.S. to a non-corporate U.S. person and on sales of the common shares to or through a U.S. office of a broker by a non-corporate U.S. person. Payments made outside the U.S. will be subject to information reporting in limited circumstances.

        In addition, backup withholding of U.S. federal income tax will apply to distributions made on common shares within the U.S. to a non-corporate U.S. person and on sales of common shares to or through a U.S. office of a broker by a non-corporate U.S. person who (i) fails to provide an accurate taxpayer identification number, (ii) is notified by the U.S. Internal Revenue Service that backup withholding will be required, or (iii) fails to comply with applicable certification requirements.

        The amount of any backup withholding collected will be allowed as a credit against U.S. federal income tax liability provided that appropriate returns are filed.

Transfer Reporting Requirements

        Under U.S. Treasury regulations, a U.S. Holder that purchases our common shares for cash will be required to file an IRS Form 926 or similar form with the IRS, if (i) such U.S. Holder owned, directly or by attribution, immediately after the transfer at least ten percent by vote or value of our Company or (ii) the purchase, when aggregated with all purchases made by such U.S. Holder (or any related person thereto) within the preceding twelve month period, exceeds $100,000. If a U.S. Holder fails to file any such required form, the U.S. Holder could be required to pay a penalty equal to ten percent of the gross amount paid for our common shares (subject to a maximum penalty of $100,000, except in cases involving intentional disregard). U.S. Holders should consult their tax advisors about this or any other reporting requirement that may apply with respect to their purchase of our common shares.

Bermuda Taxation

        At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the tax shall not until March 28, 2016, be applicable to us or to any of our operations or to our shares or other obligations except in so far as the tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

Item 10F: Dividends and Paying Agents

        Not applicable.

Item 10G: Statement by Experts

        Not applicable.

Item 10H: Documents on Display

        We file annual reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any of these reports at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington D.C. 20549 or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. Copies may also be obtained from the SEC website at http://www.sec.gov. Information included in our website does not form part of this document.

Item 10I: Subsidiary Information

        Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are foreign exchange rates and interest rate on cash and cash equivalents and debt.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. Since September 1998, the value of the Malaysian Ringgit has been pegged to the U.S. dollar. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2004 we had $0.3 million net U.K. pound denominated liabilities including a $10.1 million deferred tax asset. A hypothetical 10% movement in exchange rates at November 30, 2004 would not have significantly impacted our net earnings.

        We are exposed to credit (or repayment) risk through our use of forward foreign exchange contracts. If the counter-party to one of the forward foreign exchange contracts to which we are party fails to fulfill its performance obligations under the contract, our credit risk will equal the positive market value of the contract. When the fair market value of a forward foreign exchange contract is positive, this indicates that the counter-party owes us money, thus creating a repayment risk. When the fair market value of a forward foreign exchange contract is negative, we owe the counter-party, and therefore we assume no repayment risk. In order to minimize credit risk in forward foreign exchange contracts, we enter into transactions with high-quality counter-parties, such as financial institutions, that satisfy our established credit approval criteria. Forward foreign exchange contracts are executed only on the basis of standardized agreements.

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2004 and November 30, 2003:

	November 30,
	2004	2003
Forward exchange contracts	$21,127	$32,233
Fair value of contracts	$1,348	$3,009
Carrying value of contracts	$1,348	$3,009
Average rate of contract	$1.76	$1.55
Period end rate	$1.89	$1.71
Maximum period of contracts (months)	12	12

        Since November 30, 2004, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2004 totaling $63.5 million. These are primaily held in variable interest liquidity funds and overnight deposits. In addition, at November 30, 2004 we had short and long-term bank borrowings with variable interest rates amounting to $15.0 million. We do not hedge our exposure to interest rate fluctuations through the use of derivative instruments.

        For the year ended November 30, 2004 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $9.0 million. A hypothetical 1% change in interest rates during our fiscal year 2004 would have impacted our net interest income by approximately $0.1 million.

        Since November 30, 2004, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15: CONTROLS AND PROCEDURES

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Group's management, including its Chief Executive and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, the Company's Chief Executive and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

        There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

Item 16A: Audit Committee Financial Expert

        Our Board of Directors has determined Ernest Sampias as an audit committee financial expert.

Item 16B: Code of Ethics

        The Company has in place a Code of Business Conduct and Ethics that applies to all Directors, officers and employees, which qualifies as a code of ethics as required by recent SEC rule adoptions under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to the Company's principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics is included as an exhibit to our Annual Report on Form 20-F as filed with the SEC, which is available at www.sec.gov.

Item 16C: Principal Account Fees and Services

        The following fees were billed by our independent auditors, PricewaterhouseCoopers LLP, during the two years ended November 30, 2004:

	Year ended November 30,
	2004	2003
	(U.S. dollars in thousands)
Audit Fees(1)	$388	$178
Audit-related fees(2)	1,679	104
Tax fees(3)	554	690
All other fees(4)	39	573

Total fees	$2,661	$1,545

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2004 and 2003, reviews of the financial statements included in the Company's quarterly financial press releases on Form 6-k and the statutory audits of our subsidiaries.

(2)
For the 2004 fiscal year represents fees for professional services related to our initial public offering in 2004 and the audit of ZT Automation LLC in connection with our acquisition of the ZT Automation business. For the 2003 fiscal year represents fees for statutory reporting related to the investment in our company by funds managed by Hg Capital.

(3)
Represents fees for professional services related to tax services, including tax compliance, tax advice, tax planning and expatriate tax services.

(4)
For the 2004 fiscal year represents fees for professional services related to setting up of overseas branches and in our 2003 fiscal year represents due diligence fees related to the investment in our company by funds managed by Hg Capital.

Audit Committee pre-approval policies and procedures

        We have established a policy addressing the independence of our external auditors and the provision of services by our external auditors. Pursuant to this policy, our external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been pre-approved by the Audit Committee. The Audit Committee has granted general pre-approval to all permissible services to be provided by the Company's external auditors not in excess of $100,000 in aggregate in any fiscal year and that do not exceed $30,000 per individual service provided. The Audit Committee must specifically pre-approve all services in excess of these amounts. Certain of the permissible audit services, audit-related services and non-audit services that our Audit Committee may pre-approve pursuant the policy have been set forth below. The Audit Committee annually reviews the list of permissible pre-approved services and may add or subtract services from the list from time to time.

        Permissible audit services include:

  •
  statutory audits or financial audits for subsidiaries or affiliates, including issuing the audit opinion for Company reporting purposes and on the statutory financial statements; and

  •
  audit of the financial statements contained in our annual report on Form 20-F, and other services associated with SEC registration statements, periodic reports and other documents filed with the SEC.

        Permissible audit-related services include:

  •
  employee benefit plan audits;

  •
  accounting consultations on matters not reflected in the Company's financial statements (including advice on accounting policies);

  •
  due diligence assistance relating to acquisitions and/or disposals;

  •
  audits on divestments and acquisitions;

  •
  internal control reviews; and

  •
  accounting and fraud investigation.

        Permissible non-audit services include:

  •
  tax compliance, planning and related implementation advice; and

  •
  due diligence other than in respect of acquisitions.

        In the event that services to be provided by the external independent auditor do not fit within the various enumerated pre-approved services under the policy, we have implemented certain internal procedures to ensure that the provision of such services will not compromise the independence of the external auditor.

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2004 under these policies and procedures.

Item 16D: Exemption From the Listing Standards for Audit Committees

        Not applicable.

Item 16E: Purchase of Equity Securities by Company and Affiliated Purchasers

        None.

PART III

ITEM 17: FINANCIAL STATEMENTS

        We have responded to "Item 18: Financial Statements" in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

        The following financial statements are included as part of this Annual Report:

ITEM 19: EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd*
4.1	Lease Agreement between Havant International Limited and Xyratex Technology Limited dated June 10, 2002*
4.2	Services Agreement between Havant International Limited and Havant International Holdings Limited dated October 12, 2000*
4.3	Asset Purchase Agreement among Xyratex Technology Limited, ZT Automation LLC and ZT Automation Pte. Ltd. dated February 23, 2004*
4.4	Investment and Shareholders Agreement Relating to Xyratex Group Limited dated August 12, 2003*
4.5	Trading Agreement dated January 1, 2004*
8	Subsidiaries of Xyratex Ltd
11	Code of Business Conduct and Ethics
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Schedule II—Valuation and Qualifying Accounts and Reserves
15.2	Report of Independent Accountants on Financial Statement Schedule

*
Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

XYRATEX LTD
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and shareholders of Xyratex Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at November 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Southampton
England
February 28, 2005

XYRATEX LTD

AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2004	2003
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$63,495	$2,008
Accounts receivable net of allowance for doubtful accounts of $198 and $371	49,656	40,866
Inventories	43,014	37,849
Prepaid expenses	2,594	2,099
Deferred income taxes	6,774	3,429
Other current assets	2,855	5,294

Total current assets	168,388	91,545
Property, plant and equipment, net	14,495	10,403
Intangible assets, net	7,911	—
Deferred income taxes	14,448	9,323

Total assets	$205,242	$111,271

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$47,067	$40,465
Acquisition note payable	2,000	—
Short-term borrowings	4,000	4,133
Customer advance	—	1,073
Employee compensation and benefits payable	10,811	12,421
Deferred revenue	1,887	9,810
Income taxes payable	462	315
Deferred income taxes	536	354
Other accrued liabilities	10,778	8,699

Total current liabilities	77,541	77,270
Long-term debt	11,000	15,000

Total liabilities	88,541	92,270

Commitments and contingencies (note 15)
Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,043 issued and outstanding	280	—
Ordinary Shares of Xyratex Group Limited (in thousands), par value £0.01 per share:
Class B preferred ordinary shares; 11,099 shares authorized, Nil and 11,099 shares issued and outstanding	—	169
Class A preferred ordinary shares; 16,325 shares authorized, Nil and 8,845 shares issued and outstanding	—	133
Class C ordinary shares; 2,576 shares authorized, Nil and Nil shares issued and outstanding	—	—
Additional paid-in capital	329,267	95,025
Accumulated other comprehensive income	755	2,106
Accumulated deficit	(213,601)	(78,432)

Total shareholders' equity	116,701	19,001

Total liabilities and shareholders' equity	$205,242	$111,271

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2004		2003		2002
	(US dollars and amounts in thousands except per share data amounts)
Revenues		$459,014		$333,769	$252,532
Cost of revenues—non cash equity compensation(1)	7,827		690
Cost of revenues—other	356,558	364,385	260,020	260,710	198,758

Gross profit		94,629		73,059	53,774
Operating expenses:
Research and development—development arrangement	(6,000)		—		7,800
Research and development—non cash equity compensation(1)	23,959		2,428
Research and development—other	37,429	55,388	29,797	32,225	22,424
Selling, general and administrative—non cash equity compensation(1)	136,363		54,143
Selling, general and administrative—other	28,005	164,368	22,426	76,569	17,448
Gain on derivative financial instruments		—		—	(1,763)
Amortization of intangible assets		1,169		—	—
In process research and development		852		—	—
Other costs		2,388		11,625	2,771

Total operating expenses		224,165		120,419	48,680

Operating income (loss)		(129,536)		(47,360)	5,094
Interest income (expense), net		1,052		(209)	(923)

Income (loss) from continuing operations before income taxes		(128,484)		(47,569)	4,171
Benefit for income taxes		(6,239)		(11,754)	(791)

Net income (loss) from continuing operations		(122,245)		(35,815)	4,962
Loss from discontinued operations (net of taxes of zero)		(12,924)		(20,194)	(3,326)
Loss from sale of discontinued operations (net of taxes of zero)		—		(185)	—

Net income (loss)		$(135,169)		$(56,194)	$1,636

Net earnings (loss) per share—basic and diluted:
Net income (loss) from continuing operations		$(6.72)		$(9.60)	$2.67
Loss from discontinued operations, net of income tax		(0.71)		(5.41)	(1.79)
Loss from sale of discontinued operations, net of income tax		—		(0.05)	—
Net earnings (loss) per share		$(7.43)		$(15.07)	$0.88

Weighted average common shares, class B preferred ordinary shares and class B ordinary shares (in thousands), used in computing net earnings per share:
Basic and diluted		18,195		3,730	1,856

(1)
There was no non-cash equity compensation expense in the year ended November 30, 2002.

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD
AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(US dollars and amounts, in thousands)

		Xyratex Group Limited
							Xyratex Group Limited
		Number of Ordinary Shares
	Xyratex Ltd Number of Common Shares					Xyratex Ltd	Par value					Accumulated other comprehensive income
										Additional paid in capital	Accumulated surplus (deficit)		Treasury shares
		A	B	C	Treasury	Par value	A	B	C					Total
Balances as of November 30, 2001	—	7,579	1,856	13,479	—	—	$108	$27	$198	$11,202	$(2,899)	$—	$—	$8,636
Issuance of ordinary shares				27						63				63
Repurchase of ordinary shares					(1,069)								(2,036)	(2,036)
Retirement of ordinary shares		(293)		(776)	1,069						(2,036)		2,036	—
Reclassification of ordinary shares		(120)		120			(2)		2					—
Components of comprehensive income, net of tax:
Net income											1,636
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:												663

Total comprehensive income														2,299

Balances as of November 30, 2002	—	7,166	1,856	12,850	—	—	106	27	200	11,265	(3,299)	663	—	8,962
Conversion of ordinary shares(1)		2,416	10,434	(12,850)			38	162	(200)					—
Repurchase of ordinary shares(1)					(2,661)								(18,939)	(18,939)
Retirement of ordinary shares(1)		(805)	(1,856)		2,661		(12)	(30)		42	(18,939)		18,939	—
Issuance of ordinary shares		68	665				1	10		4,944				4,955
Non cash equity compensation										77,201				77,201
Employee bonus paid by trust										1,573				1,573
Components of comprehensive income, net of tax:
Net income											(56,194)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:												1,443

Total comprehensive loss														$(54,751)

Balances as of November 30, 2003	—	8,845	11,099	—	—	—	133	169	—	95,025	(78,432)	2,106	—	19,001
Issuance of Xyratex Group Limited ordinary shares		1,412		2,576			26		47	4,182				4,255
Exchange of Xyratex Group Limited ordinary shares for Xyratex Ltd common shares(2)	23,880	(10,257)	(11,099)	(2,576)		239	(159)	(169)	(47)	136				—
Issuance of Xyratex Ltd common shares	4,163					41				48,851				48,892
Non-cash equity compensation										181,073				181,073
Components of comprehensive loss, net of tax:
Net loss											(135,169)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:												(1,351)

Total comprehensive loss														(136,520)

Balances as of November 30, 2004	28,043	—	—	—	—	$280	$0	$0	$0	$329,267	$(213,601)	$755	$0	$116,701

(1)
All existing class A, B and C ordinary shares were converted to class A preferred ordinary shares on September 17, 2003. 2,661 of these shares were repurchased by the Company and retired and 10,434 of these shares were purchased directly from shareholders by HgCapital with the remainder being retained by existing shareholders. The 10,434 shares which HgCapital acquired were converted to class B preferred ordinary shares. The overall effects of these purchases, retirements and conversions is shown on the lines entitled "Repurchase of ordinary shares", "Retirement of ordinary shares" and "Conversion of ordinary shares".

(2)
As part of the scheme of arrangement and in connection with the IPO, the Company's shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,880 common shares in Xyratex Ltd.

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2004	2003	2002
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss) from continuing operations	$(122,245)	$(35,815)	$4,962
Adjustments to reconcile net income (loss) from continuing operations to net cash used in operating activities:
Depreciation	5,336	4,969	4,046
Amortization of intangible assets	1,169	—	—
Non-cash equity compensation	168,149	57,261	—
Bonus paid by trust	—	1,573	—
Amortization of discount on acquisition note payable	—	—	66
In process research and development	852	—	—
Private equity and restructuring costs	—	4,682	—
Loss (gain) on sale of assets	(36)	71	128
Supplier note receivable	(6,000)	—	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(6,695)	(7,820)	(5,053)
Inventories	(2,084)	(9,832)	(4,296)
Prepaid expenses and other current assets	244	(947)	(2,195)
Accounts payable	4,251	5,208	7,613
Customer advance	(1,073)	(1,227)	—
Employee compensation and benefits payable	(1,610)	4,837	1,523
Deferred revenue	(11,093)	9,209	(1,257)
Income taxes payable	147	(1,479)	1,603
Deferred income taxes	(7,709)	(13,538)	(80)
Amount payable to related party	—	(1,342)	(50)
Other accrued liabilities	1,237	3,951	1,836

Net cash provided by operating activities	22,840	19,761	8,846

Cash flows from investing activities:
Investments in property, plant and equipment	(8,985)	(5,107)	(4,644)
Dispositions of property, plant and equipment	36	—	—
Disposal of business, net of cash disposed and costs of disposition	—	(175)	—
Acquisition of business, net of cash received	(7,418)	—	—
Repayment of supplier note receivable	6,000	—	—

Net cash used in investing activities	(10,367)	(5,282)	(4,644)

Cash flows from financing activities:
Net proceeds from (payments of) short-term borrowings	(4,133)	(4,630)	509
Payment of acquisition note payable	—	—	(893)
Proceeds of long-term borrowings	—	19,000	737
Payments of long-term borrowings	—	(7,850)	—
Repurchase of ordinary shares	—	(18,939)	(2,036)
Proceeds from issuance of ordinary shares	53,147	273	63

Net cash provided by (used in) financing activities	49,014	(12,146)	(1,620)
Net cash used in discontinued operations	—	(780)	(2,822)

Change in cash and cash equivalents	61,487	1,553	(240)
Cash and cash equivalents at beginning of period	2,008	455	695

Cash and cash equivalents at end of period	$63,495	$2,008	$455

  (a)
  Certain balances have been reclassified to be consistent with the current year.

  The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1. The Company and its Operations

        Operations.    We are a leading provider of enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

        Initial Public Offering and new parent company.    On June 29, 2004, in connection with an initial public offering (IPO) on the NASDAQ National Market which completed on this date, Xyratex Ltd, a Bermuda company, became our parent company. On this date shareholders in Xyratex Group Limited, the previous parent company, exchanged their outstanding class A and class B preferred ordinary shares and class C ordinary shares for common shares of Xyratex Ltd in the ratios 1.036378, 0.945 and 1.071671 respectively. These ratios were agreed by the shareholders as part of a scheme of arrangement under Section 425 of the Companies Act in the United Kingdom. Following this exchange Xyratex Ltd became the owner of the entire share capital of Xyratex Group Limited. On completion of the IPO Xyratex Ltd issued 4,000 common shares at $14.00 per share. The total proceeds were $56,000 and net proceeds received by the Company after deducting underwriting discounts and other offering expenses was $48,150. Also in connection with the IPO, 135 common shares were issued to employees to satisfy share options generating proceeds of $644. Xyratex Ltd was formed in April 2002 and prior to this offering had no operations.

        For the periods prior to June 29, 2004 these financial statements represent the financial position, results of operations and cash flows of Xyratex Group Limited, previously named Xyratex plc, and its subsidiaries and subsequent to this date represent the results of operations and cash flows of Xyratex Ltd and its subsidiaries. In these notes both Xyratex Limited and Xyratex Group Limited together with their subsidiaries are referred to as the "Company".

        As a result of the IPO the company recorded a non cash equity compensation expense totaling $181,073 of which $12,924 relates to discontinued operations. Benefit for income taxes includes a benefit of $12,295 related to this expense.

        Private equity investment.    On September 17, 2003, funds managed by HgCapital, a European private equity firm, acquired a 56% shareholding in Xyratex Group Limited, the previous parent company. HgCapital acquired 10,434 shares directly from existing shareholders and 665 shares were issued by Xyratex Group Limited to HgCapital as described below. In connection with this transaction, Xyratex Group Limited repurchased and cancelled 2,661 outstanding ordinary shares at a cost of $18,939 funded by a new bank loan of $19,000. Xyratex Group Limited also incurred expenses for cash paid to professional advisors and exiting management of $5,275 and $1,668 respectively, and for 665 new shares which were issued to HgCapital in connection with their fees equivalent to $4,682. As a result of this transaction the Company recorded non-cash equity compensation expense of $77,201. Of this amount $19,940 is included in discontinued operations.

2. Basis of Presentation and Summary of Significant Accounting Policies

        A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements, which conform to accounting principles generally accepted in the United States, is presented below.

        Fiscal year.    The Company's fiscal year ends on November 30.

        Principles of consolidation.    The consolidated financial statements include the accounts of Xyratex Ltd and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

        Use of estimates.    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, depreciation, amortization and impairment of long-lived assets, deferred tax asset valuation allowance and warranty reserves. Actual results could differ from those estimates.

        Foreign currency    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in current income. Net foreign currency remeasurement losses of $927, $764 and $866 are included in selling general and administrative—other, in the years ended November 30, 2004, 2003 and 2002, respectively. Net foreign currency remeasurement gains (losses) of $1,192, $(97) and $(16) are included in benefit for income taxes in the years ended November 30, 2004, 2003 and 2002, respectively.

        Comprehensive income.    In addition to net income, comprehensive income (loss) includes charges or credits to equity that are not the result of transactions with shareholders. For the Company, this includes the unrealized gain on forward foreign currency contracts. The Company has included components of comprehensive income (loss) within the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).

        Revenue recognition.    Revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For sales that include installation services and objective and reliable evidence of their value is available, such installation services are considered a separate element of the arrangement and therefore revenue relating to these services is deferred until installation is complete. Where no objective and reliable evidence is available for the value of installation services, revenue for all elements of the arrangement is recognized when installation is complete. Revenue from services other than installation is recognized as services are rendered and accepted by the customer. A number of the Company's contracts for the supply of products have included payments upon the achievement of substantive milestones for

Non-Recurring Engineering ("NRE") during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $1,500, $1,700 and $1,400 in the years ended November 30, 2004, 2003 and 2002 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2004, 2003 and 2002, warranty expense was $1,561, $1,291 and $920, respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $28, $12 and $12 during the years ended November 30, 2004, 2003, and 2002, respectively.

        Pensions and 401(k) plan.    Retirement benefits are provided for UK and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to current income as they become payable and amounted to $2,609, $2,115 and $1,430 during the years ended November 30, 2004, 2003 and 2002, respectively.

        Income taxes.    Provision for income taxes is based on income before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

        Net earnings per share.    Basic net earnings per share is computed by dividing net income by the weighted-average number of common shares and class B ordinary and preferred ordinary shares outstanding, during the period, excluding the dilutive effect of share options. Diluted net earnings per share gives effect to all potentially dilutive common and ordinary share equivalents outstanding during the period. Previously existing Xyratex Group Limited class A ordinary and preferred ordinary and C ordinary shares and options to purchase class A preferred ordinary and class C ordinary shares are not included in the computation of basic or diluted net earnings per share since these classes of shares were subject to repurchase provisions and transferability restrictions which did not lapse until the completion of the IPO. Following the completion of the IPO the Xyratex Limited common shares, for which Xyratex Group Limited shareholders exchanged their class C ordinary and class A and class B preferred ordinary shares, are included in the computation of both basic and diluted net earnings per share. Also from completion of the IPO share options, to the extent dilutive, are included in the computation of diluted net earnings per share.

        Cash and cash equivalents.    Investments are classified as cash equivalents if their original maturity is three months or less. Cash equivalents are stated at cost, which approximates fair value.

        Inventory.    Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value.

        Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in current income. Depreciation is provided using the straight-line method, principally over five to 25 years for buildings and improvements and two to seven years for machinery and equipment. Depreciation of leasehold improvements is provided using the straight-line method over the life of the asset or the term of the lease of the asset, whichever is shorter. Land is not depreciated.

        Goodwill and purchased intangible assets.    Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise.

        Impairment of long-lived assets.    The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, including goodwill, may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

        Treasury stock.    The Company accounts for its repurchase of shares under the cost method of accounting for treasury stock, whereby the treasury stock is recorded at the cost of reacquisition and reported as a deduction from shareholders equity. Differences in the share price upon subsequent reissuance from the original issuance are recorded through paid in capital. Retirement of treasury shares results in elimination of the original par value, with any excess amounts recorded in retained earnings.

        Derivative financial instruments.    The Company enters into derivative financial instruments (forward foreign currency contracts) in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. The Company enters into these hedging relationships to limit foreign exchange rate risk for periods generally not to exceed 15 months. The Company does not utilize financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). As amended, FAS 133 requires that the Company recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company designated all its forward foreign currency contracts as qualifying for hedge accounting under FAS 133 with effect from September 1, 2002, from which date changes in fair value of these instruments are deferred and recorded, net of the related tax effects, as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. Prior to September 1, 2002 all changes in fair value have been immediately recorded in the income statement.

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two and three customers, each with balances greater than 10% of total accounts receivable, represented 75% of the total accounts receivable balance at November 30, 2004 and represented 74% of the total accounts receivable balance at November 30, 2003. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        Revenues of the Storage and Network Systems segment include revenue from one customer accounting for 53%, 45% and 44% of the Company's revenues in the years ended November 30, 2004, 2003 and 2002, respectively. Revenues of the Storage Infrastructure segment include revenue from one customer accounting for 24% of the Company's revenues in the year ended November 30, 2004, two customers accounting for 22% and 11%, respectively, of the Company's revenues in the year ended November 30, 2003, and one customer accounting for 25% of the Company's revenues in the year ended November 30, 2002. No other customer accounted for more than 10% of revenues.

        The Company integrates highly specialized components, such as disk drives, printed circuit board assemblies and power supplies into its products. These components are generally available from a single source or a limited number of suppliers. If any of these suppliers failed to meet the Company's timing and quality requirements or unexpectedly discontinued its business relations with the Company, and no alternative supplier were found within a reasonable period of time, the Company's ability to manufacture products at acceptable prices or to deliver products on time could be impaired, possibly resulting in loss of sales.

        Stock-based compensation.    The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for stock-based compensation granted to employees. The Company has complied with the disclosure requirements of FAS 123, "Accounting for Stock-Based Compensation". Had the Company recognized compensation expense in accordance with FAS 123, pro forma net income and basic and diluted net earnings per share would have been as follows for the years ended November 30, 2004, 2003 and 2002.

	Year Ended November 30,
	2004	2003	2002
Net income (loss) as reported	$(135,169)	$(56,194)	$1,636
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	168,778	77,201	—
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(8,554)	(20,867)	(102)

Pro forma net income	$25,055	$140	$1,534

Earnings (loss) per share:
Basic and diluted as reported	$(7.43)	$(15.07)	$0.88
Basic pro forma	$1.38	$0.04	$0.83
Diluted pro forma	$1.36	$0.04	$0.83

        For the years ended November 30, 2003 and 2002 the same denominator has been used in the calculation of basic and diluted pro forma earnings per share, being the weighted average number of common shares, class B ordinary and class B preferred ordinary shares outstanding. For the year ended November 30, 2004 the calculation of the denominator in the calculation of earnings per share was as follows:

Number of Shares
Weighted average common shares and class B preferred ordinary shares outstanding—basic	18,195
Weighted average dilutive effect of options over common shares	216

Weighted average common and class B preferred ordinary shares outstanding—diluted	18,411

        Options over 459 common shares have been excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive for the year ended November 30, 2004.

  Recent accounting pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued FAS 151, "Inventory Costs". FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during annual periods beginning after

June 15, 2005. The adoption of FAS 151 is not expected to have an impact on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued FAS 123 (revised 2004), "Share-Based Payment" ("FAS 123R") which will be effective in interim and annual periods commencing after June 15, 2005 and will require that the Company use the fair value method to calculate the expense related to its employee share based awards. The Company currently uses the intrinsic value method to measure compensation expense for share-based awards to its employees. Included above is the pro forma net income and earnings per share as if the Company had used a fair value method similar to the methods required under FAS 123R to measure the compensation expense for employee share awards during its 2004, 2003 and 2002 fiscal years.

3. Discontinued operations

        As further described in note 10, in connection with the IPO in June 2004, the Company removed transferability restrictions on class A preferred ordinary and class C ordinary shares of junior stock. In connection with the investment by HgCapital in September 2003, the Company removed transferability restrictions on class A preferred ordinary shares of junior stock some of which were then sold by existing shareholders to HgCapital. The removal of transferability restrictions required the recognition of compensation expense for employees and former employees of businesses that were disposed of in fiscal years 1999 and 2000 which qualified for and were presented as discontinued operations at the time. Accordingly compensation expense related to shares of junior stock held by these former employees and share options granted to these employees is recorded as part of discontinued operations. The total expense in the years ended November 30, 2004 and 2003 related to these items is $12,924 and $19,940, respectively.

        Effective January 31, 2003, the Company sold its digital broadcast technology business to management of the digital broadcast technology business. Proceeds received from the sale consisted of cash of $258 payable in equal monthly installments over twelve months. The Company recorded an after-tax loss on sale of this discontinued operation of $185 in the year ended November 30, 2003. The Company's consolidated financial statements reflect the digital broadcast technology business as discontinued operations in accordance with FAS 144, "Accounting for the Impairment and Disposal of Long Lived Assets". The financial position, results of operations and cash flows of this business have been classified as discontinued, and the Company has no continuing involvement with this business. The Company has not allocated interest expense to this discontinued operation during the periods presented.

        The following table shows the components of the loss on sale of the digital broadcast technology business in January 2003.

Proceeds	$258
Less: Carrying value of net assets sold as of disposal date (January 31, 2003)
Cash	275
Accounts receivable	300
Inventory	190
Property, plant and equipment	174
Employee compensation and benefits payable	(286)
Other accrued liabilities	(260)

		393
Less: Costs of disposition		50

Loss on sale after income taxes of zero		$185

        The following table shows the results of operations of this business until the dates of disposal.

	Year Ended November 30,
	2003	2002	2001
Revenues	$606	$2,022	$5,223
Costs and expenses	860	5,348	9,736

Loss from discontinued operations before income taxes	(254)	(3,326)	(4,513)
Provision for income taxes	—	—	—

Net loss from discontinued operations	$(254)	$(3,326)	$(4,513)

4. Acquisition and purchase of intangible assets

  ZT Automation

        On February 23, 2004, the Company acquired the business and assets of ZT Automation LLC ("ZT Automation"), for consideration of $9,005, including acquisition costs of $430. The initial cash purchase price for this company based in Fremont, California is $8,575 of which $2,000 is payable after one year. The $2,000 deferred consideration is secured by a bank guarantee. Further amounts of up to $20,400 are payable based principally on a percentage of revenue generated by the acquired business for the three years ended December 31, 2006 calculated as 21.5% of cumulative revenue in excess of $19,600. Any portion of these amounts, once determined to be payable, will be recorded as additional cost of the acquisition with a corresponding increase in goodwill. At November 30, 2004 goodwill includes $250 additional cost of acquisition based on cumulative revenue at that date. ZT Automation was a privately held company engaged in the business of providing production automation products to manufacturers of disk drives and disk drive components. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

        Using the purchase method of accounting, the Company has estimated the fair values of the acquired assets and liabilities. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$990
Accounts receivable	2,095
Inventory	3,081
Prepaid expenses	230
Property, plant and equipment	443
Accounts payable	(2,351)
Deferred revenue	(3,170)
Other accrued liabilities	(593)

Net tangible assets	725
Identifiable intangible assets:
Existing technology	3,100
Core technology	700
Non-competition agreements	400
Order backlog	400
Goodwill	3,930

Purchase price	$9,255

        There is no value attributable to In-Process Research and Development. Goodwill is attributable to the Storage Infrastructure segment.

        Intangible assets with identifiable lives are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	4 years
Core technology	4 years
Non-competition agreements	3 years
Order backlog	1 year

        The intangible assets are expected to be deductible for tax purposes.

        The results of the acquired business have been included in the Consolidated Statement of Operations with effect from February 23, 2004.

        The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of ZT Automation had occurred as of December 1, 2002. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro forma adjustments including the amortization of intangible assets, reduced interest income and an additional income tax provision. The pro-forma amounts do not purport to be indicative of the results that would actually have been reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

	Unaudited Pro Forma
	Year Ended November 30,
	2004	2003
Revenue	$463,808	$357,997
Net income (loss) from continuing operations	$(121,469)	$(34,460)
Net income (loss) from continuing operations per common share, class B preferred ordinary and class B ordinary share, basic and diluted	$(6.67)	$(9.24)

  Beyond3

        On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1,402, including acquisition costs of $102, plus future payments of which $1,200 is based on the achievement of certain product delivery milestones and further amounts up to $16,000 are based on forty to sixty percent of operating profit for the four years ending November 30, 2008. Beyond3 was a privately run business engaged in the business of providing test solution products to manufacturers of disk drives. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

        This acquisition has been accounted for as a purchase of assets and therefore no element of the purchase price is allocated to goodwill. The Company has estimated the fair values of the acquired assets and liabilities. The preliminary allocation of the purchase price to tangible and intangible assets is as follows:

Identifiable intangible assets:
Patents and core technology	387
In process research and development	852
Supplier contracts	39
Assembled workforce	124

Initial purchase price	$1,402

        The value attributable to in-process research and development ("IPR&D") was recorded as an operating expense on the acquisition date because the acquired technology had not reached technological feasibility and had no alternative uses. The value was determined by estimating the costs to develop the acquired IPR&D into commercially viable products, estimating the resulting after-tax net cash flows ("free cash flow") from such projects, and discounting the free cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the acquired IPR&D. These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur.

        Intangible assets are being amortized on a straight line basis for their remaining lives as follows:

Patents and core technology	6 years
Supplier contracts	3 years
Assembled workforce	4 years

        The intangible assets are expected to be deductible for tax purposes.

  Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2004
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$3,100	$596	$2,504
Core technology	700	135	565
Non-competition agreements	400	103	297
Order backlog	400	308	92
Patents and core technology	387	16	371
Supplier contracts	39	3	36
Assembled workforce	124	8	116

Total	$5,150	$1,169	$3,981

        On the basis that no impairment charges are required, the Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2005	$1,284
2006	1,192
2007	1,086
2008	307
2008	65
Thereafter	$48

5. Development Arrangement

        In the year ended November 30, 2002, the Company entered into an alliance arrangement with one of its suppliers under which the Company loaned $6,000 and paid other amounts of $1,800 in connection with the development of components to be included in certain of the Company's products. In the event that the research and development efforts result in a successful product, the Company is eligible to offset the other amounts totaling up to $1,800 against future royalties to the supplier. The loan accrued interest at 8% per annum and was repayable to the Company by one installment of $3,000 plus accrued interest on May 15, 2005, with the balance due on May 15, 2008. A total charge of $7,800 was recorded as research and development expense in the year ended November 30, 2002 since the Company believed that the repayment of the loan and the ability to offset other amounts against future royalty payments was dependent on the successful efforts of the research and development. In February 2004, a NASDAQ listed company acquired the supplier with which the Company had the development arrangement. Based on the financial position of the NASDAQ listed company the Company believed that the $6,000 loan and interest accrued to February 29, 2004 of $933 was collectible. Accordingly, the Company eliminated the bad debt allowance on the loan and accrued interest and has recorded a reduction in operating expenses and an increase in interest income of these amounts in the year ended November 30, 2004. On August 9, 2004 the $6,000 loan was repaid along with accrued interest of $1,166. An analysis of the movements in the allowance for bad debt for the three years ended November 30, 2004 is as follows:

Allowance Amount
Balance at November 30, 2001	$—
Provision charged to research and development	6,000
Provision charged to interest income	333

Balance at November 30, 2002	6,333
Provision charged to interest income	480

Balance at November 30, 2003	6,813
Released to research and development	(6,000)
Released to interest income	(813)

Balance at November 30, 2004	$—

        Additionally, a charge of $1,800 has been recorded as research and development expense during the year ended November 30, 2002 since the Company believes that the ability to offset other amounts against future royalty payments is dependent on the successful efforts of the research and development.

6. Inventories

	November 30,
	2004	2003
Finished goods	$9,955	$7,302
Work in progress	10,459	16,499
Raw materials	22,600	14,048

	$43,014	$37,849

7. Property, Plant and Equipment, Net

	November 30,
	2004	2003
Land	$1,421	$1,421
Buildings and leasehold improvements	5,334	3,565
Machinery and equipment	26,714	19,219

	33,469	24,205
Accumulated depreciation	(18,974)	(13,802)

	$14,495	$10,403

        Depreciation expense during the years ended November 30, 2004, 2003 and 2002 was $5,336, $4,969 and $4,046, respectively. For the year ended November 30, 2004 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $179.

8. Income Taxes

        The benefit from income taxes from continuing operations is comprised as follows:

		Year Ended November 30,
		2004	2003	2002
U.K.	Current	$502	$775	$(1,633)
	Deferred	(7,709)	(13,538)	(80)
U.S.	Current	761	(114)	272
Other jurisdictions	Current	207	1,123	650

Total from continuing operations		$(6,239)	$(11,754)	$(791)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2004	2003
Deferred tax assets:
U.K. net operating loss carryforwards	$6,968	$9,414
U.S. net operating loss carryforwards	4,270	4,270
Timing difference on equity compensation	10,647	—
Property, plant and equipment	2,127	2,427
Supplier note receivable	—	1,800
Other deferred tax assets	1,804	1,814
Less: valuation allowance	(4,270)	(6,070)

Total deferred tax assets	$21,546	$13,655
Deferred tax liabilities:
Forward exchange contracts	324	903
Unremitted income of foreign subsidiary	536	354

Net deferred tax asset	$20,686	$12,398

        The Company has recorded a valuation allowance against deferred assets where it is more likely than not that the Company will not realize the benefits of these tax assets. The valuation allowance takes into account projections for future taxable income in the United Kingdom. In the United Kingdom, tax loss operating carryforwards have no expiration date. The utilization of tax operating carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards.

        The utilization of the U.S. net operating loss carryforwards of $12,200 is likely to be significantly restricted as a result of the private equity investment described in Note 1 as this change of ownership results in an annual limit to the amount which can be offset against future taxable income. U.S. net operating loss carryforwards begin to expire in 2012. The Company has recorded a full valuation allowance against the deferred tax asset relating to the U.S. net operating loss carryforwards.

        Based on changes to pricing arrangements between subsidiaries during 2003 in certain jurisdictions and based on projections for future taxable income in the United Kingdom, the Company determined in the year ended November 30, 2003 that is more likely than not that it would realize a portion of the tax benefits of its deferred tax assets in the United Kingdom. As a result, $13,655 of the valuation allowance on deferred tax assets in the United Kingdom has been reversed during the year ended November 30, 2003.

        As a result of the recording of a non-cash equity compensation expense of $181,073 in the year ended November 30, 2004 related to its IPO the Company recorded an additional deferred tax asset of $12,295 relating primarily to share options granted to U.K. employees of which $1,648 is included in the U.K. net operating loss carryforwards. This tax benefit primarily relates to a U.K. tax deduction which may be obtained when these share options are exercised calculated as the excess of the market price on date of exercise over the exercise price. As well as being dependent on the level of U.K. taxable income the realization of the deferred tax asset related to the timing difference on equity compensation is also dependent on the future exercise of employee options and the market value of Xyratex Limited common shares. Any valuation adjustment to this asset will be recorded as a movement in equity and will not be recorded as a taxation expense.

        The Company recognizes a deferred tax liability related to the unremitted income of foreign subsidiaries when it expects that it will recover this unremitted income in a taxable manner, such as through receipt of dividends or sale of the investments. The Company does not, however, provide for income taxes on the unremitted income of one other subsidiary located outside the U.K. because, in management's opinion, such income has been indefinitely reinvested in these operations, will be remitted in a tax free liquidation, or will be remitted as dividends with taxes substantially offset by foreign tax credits.

        The difference between the U.K. corporation tax rate and the Company's income tax provision included in the Consolidated Statements of Operations consisted of the following:

	Year Ended November 30,
	2004	2003	2002
Provision (benefit) for income taxes at corporation tax rate	(30.0)%	(30.0)%	30.0%
Change in valuation allowance	—	(24.4)	101.3
Tax refund	—	—	(37.2)
Nondeductible equity compensation	29.7	36.1	—
Other nondeductible expenses	(2.6)	3.2	33.4
Tax differentials on foreign income	(2.0)	(9.6)	(146.5)

Benefit for income taxes	(4.9)%	(24.7)%	(19.0)%

        The components of income (loss) from continuing operations before income taxes are:

	Year Ended November 30,
	2004	2003	2002
U.K.	$(128,950)	$(64,369)	$(16,541)
U.S.	(7,552)	(1,404)	662
Malaysia	8,018	18,204	20,050

Total	$(128,484)	$(47,569)	$4,171

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through March 31, 2007. The income tax benefits attributable to this tax status was estimated to be $2,341, $4,546 and $5,354 during the years ended November 30, 2004, 2003 and 2002, respectively.

9. Other Costs

        In the year ended November 30, 2004 the Company recorded an expense of $2,388, in connection with the preparation for its IPO. These costs were primarily professional fees relating to accounting advice and the formation of a new parent company in Bermuda.

        The Company incurred costs of $11,625 in the year ended November 30, 2003 in connection with the private equity investment described in Note 1. Of this amount $5,275 were cash payments to professional advisors, $1,668 were payments to departing directors and $4,682 represents transaction fees paid to HgCapital which were satisfied by the issue of 665 class B preferred ordinary shares in Xyratex Group Limited at a discounted price of £0.05 per share.

        In the year ended November 30, 2002 the Company incurred costs of $2,771 in connection with an IPO which was withdrawn in July 2002 due to adverse market conditions.

10. Ordinary Shares and Stock Option plans

Scheme of Arrangement and IPO

        As described in Note 1 on June 29, 2004, as part of the scheme of arrangement and in connection with the IPO, the Company's shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,880 common shares in Xyratex Ltd. These ratios were agreed by shareholders as part of the scheme of arrangement and have been calculated to achieve the returns described below in the section describing the rights of shares.

        The previously existing Xyratex Group Limited class A preferred ordinary shares and class C ordinary shares had been issued to employees and ex-employees and were not transferable except to a defined list of parties such as family members. These transferability restrictions would have lapsed on the earlier of the effectiveness of an IPO or the sale or liquidation of the Company. The common shares in Xyratex Ltd for which these shares were exchanged are not subject to transferability restrictions. Class A preferred ordinary shares and class C ordinary shares which were subject to these transferability restrictions have been accounted for as variable awards of junior stock. The Company has a number of plans under which employees have been granted options to purchase class A preferred ordinary shares. All options granted under these plans are also accounted for as variable awards of junior stock. As part of the scheme of arrangement 3,916 share options over ordinary shares in Xyratex Group Limited outstanding at June 29, 2004, were converted to 4,059 share options over common shares in Xyratex Ltd. Following the exchange for Xyratex Ltd shares discussed above and as a result of the lapsing of the transferability restrictions the Company has recorded non cash equity compensation expense of $181,073 in its consolidated statement of operations for the year ended November 30, 2004, of which $1,049 related to the vesting of share and option awards subsequent to the IPO.

        The expense of $181,073 is calculated as the difference between the IPO price of $14.00 per share and the original amount paid by our employees for the 10,575 shares or the exercise price for the 3,793 unexercised options that they hold to the extent that they are vested. The amount paid for these shares and the exercise price for these options totaled $18,090. This compensation expense has been recorded as cost of revenues, research and development expense or selling, general and administrative expense in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees. A further non cash equity compensation expense of $1,989 will be recorded in future periods relating to the shares and unexercised options that have not vested at November 30, 2004.

        In connection with the IPO, 4,000 new common shares were issued at $14.00 per share and 135 common shares were issued to employees to satisfy the exercise of share options. Subsequent to the IPO, 28 common shares were issued to employees is respect of share options and an employee share purchase plan.

Private Equity Investment

        As described in Note 1, on September 17, 2003 funds managed by HgCapital acquired 56% of the shares in Xyratex Group Limited. All existing class A, B and C ordinary shares were converted to class A preferred ordinary shares on this date. 2,661 of these shares were repurchased by the Company and retired and 10,434 of these shares were purchased directly from shareholders by HgCapital with the remainder being retained by existing shareholders. The 10,434 shares which HgCapital acquired were converted to class B preferred ordinary shares.

        In connection with the private equity investment the Company recorded a non cash equity compensation expense in the year ended November 30, 2003. The Company repurchased 805 class A preferred ordinary shares from existing employee shareholders for $5,730 and recorded compensation expense of $5,587. The Company also waived the transferability restrictions on 9,694 shares of class A junior stock sold by shareholders to the private equity company and recorded related compensation expense of $67,958, of which $19,182 is included in discontinued operations.

Rights of Shares

        Xyratex Limited has outstanding only one class of common share the holders of which are entitled to one vote per share. There are no restrictions on these shares. Prior to the scheme of arrangement and IPO the previous parent company, Xyratex Group Limited, had in issue three classes of share, class A preferred ordinary shares, class B preferred ordinary shares and class C ordinary shares. All classes of share were entitled to one vote per share. The class A preferred ordinary shares and class C ordinary shares were subject to transferability restrictions as described above. Prior to the private equity transaction, class A and class C ordinary shares in issue at that time also had transferability restrictions and were treated as variable awards of junior stock.

        The Xyratex Group Limited shares in issue after the private equity investment and prior to the IPO were subject to varying rights upon a sale, listing, or liquidation (a "conversion" event) as follows. On a conversion event a pro rata portion of class A preferred ordinary shares, class B preferred ordinary shares and class C ordinary shares were to be effectively cancelled to achieve the following returns. Holders of class B preferred ordinary shares were to receive value of £4.51 per share before any other shareholders. The class A preferred ordinary shareholders were to receive the next £4.51 per share. Any value remaining would next be distributed equally to holders of class A and B preferred ordinary shares equal to a return of 10% per annum, accruing annually on £4.51 per share. Finally, any further value would be transferred pro rata to all holders of Xyratex Group Limited shares. To the extent that holders of class B preferred ordinary shares received a return of more than 100% of their initial investment within twelve months of a conversion event, more than 150% between twelve and

24 months from a conversion event, or 200% after 24 months from a conversion event, then 25% of the excess of the applicable return was to be transferred to class C shareholders.

Share Repurchase

        As part of the private equity transaction described above the Company acquired 1,856 class B shares and 805 class A shares at a cost of $18,939 in the year ended November 30, 2003.

        The Company acquired 293 class A ordinary shares and 776 class C ordinary shares at a cost of $2,036 from an employee benefit trust (see Note 11) in the year ended November 30, 2002.

Employee Stock Purchase plan

        The Company introduced an employee stock purchase plan (the "ESPP") in May 2002, under which any eligible employee of the Company receives the rights to purchase the Company's shares. A purchase right entitles a participant to purchase at the end of each offering period, subsequent to the IPO each fiscal quarter, the number of common shares determined by dividing the participant's accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

        Rights granted under the ESPP prior to the scheme of arrangement and IPO in June 2004 were accounted for as variable awards over junior stock. Compensation expense related to these stock purchase rights was recognized when the transferability restrictions on the underlying Xyratex Group Limited class A preferred ordinary shares to be issued upon exercise of these rights lapsed. There were 36 and 27 shares awarded under this plan in the years ended November 30, 2004 and 2003, respectively.

Share Option Plans

        The Company has five plans under which employees have been granted options to purchase Xyratex Group Limited ordinary shares or Xyratex Limited common shares. As part of the scheme of arrangement all options to purchase Xyratex Group Limited shares were exchanged for options to purchase Xyratex Limited shares in same ratios as the exchange of shares. As described above, options to purchase Xyratex Group Limited shares have been accounted for as variable awards over junior stock. Compensation expense relating to these awards, to the extent vested, has been recognized in the Company's Consolidated Statements of Operations on the removal of transferability restrictions over the underlying shares on the effectiveness of the scheme of arrangement in June 2004. In addition, for options which were exercised and then sold to HgCapital in September 2003, compensation expense of $3,656 was recognized in the year ended November 30, 2003 as a result of the related removal of transferability restrictions over the shares sold. Of this amount $758 is included in discontinued operations.

  Xyratex Ltd Approved Plan

        Options granted under this plan may have certain tax advantages and vest at the earlier of a takeover or liquidation of the Company, or ratably, over a period of four years from the grant date. Options granted under the plan expire at the earlier of ten years from the date of grant, six months after a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2004, options to purchase 3,323 common shares were outstanding under the plan.

  2004 Plan

        Options granted under these plans vest over periods ranging from three to four years from the grant date, or earlier upon a change of control of the Company. Options granted under the plan expire at the earlier of ten years from the date of grant, 15 days after a change of control if the acquiring entity does not exchange or carry over the outstanding options, or 30 days from termination of employment with the Company. As of November 30, 2004, options to purchase 304 common shares were outstanding under the plan.

  2004 Directors Stock Option Plan

        Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase Xyratex Ltd common shares to certain directors. The options vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. As of November 30, 2004, options to purchase 60 common shares were outstanding under the plan.

  Deputy Chairman's Stock Option Plan

        Options under this plan vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares the Company can issue under the plan is 228. As of November 30, 2004, options to purchase 228 common shares were outstanding under the plan.

  Xyratex plc Unapproved Company Share Option Plan

        Options granted under this plan are exercisable at the earlier of six months after an IPO, or upon a change of control, amalgamation or liquidation of the Company. Options granted under the plan expire at the earlier of ten years from the date of grant, six months after a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2004, options to purchase 6 of the Company's common shares were outstanding under the plan and these options lapsed on December 29, 2004.

        The following table summarizes share option activity for the years ended November 30, 2004, 2003 and 2002:

	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding as of December 1, 2001	4,469	$2.15
Granted	1,612	$3.38
Exercised	(20)	$2.30
Cancelled/forfeited	(488)	$2.26

Outstanding as of November 30, 2002	5,573	$2.93
Granted	16	$4.53
Exercised	(767)	$2.17
Cancelled/forfeited	(269)	$3.30

Outstanding as of November 30, 2003	4,553	$3.00
Granted	621	$7.28
Exercised	(1,048)	$2.05
Cancelled/forfeited	(210)	$2.90
Conversion to options over Xyratex Ltd shares	142	$—
Granted	155	$11.70
Exercised	(282)	$3.79
Cancelled/forfeited	(11)	$2.62

Outstanding as of November 30, 2004	3,920	$4.42

Options exercisable as of November 30, 2002	1,468	$2.79
Options exercisable as of November 30, 2003	2,246	$2.81
Options exercisable as of November 30, 2004	3,383	$3.61

        Exercise prices of option activity during each year denominated in U.K. pounds have been converted to the U.S. dollar equivalent in the above table using the U.K. pound/U.S. dollar exchange rate as of each transaction date. Exercise prices of options outstanding at dates reported in the table above and denominated in U.K. pounds have been converted to the U.S. dollar equivalent using the U.K. pound/U.S. dollar exchange rate ruling as of that date. Vesting was accelerated on 1,438 options in February 2004.

        The following table summarizes information about share options outstanding at November 30, 2004:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$1.64	6	3.6	$1.64	6	$1.64
$2.74 - $2.75	2,732	6.5	$2.74	2,539	$2.74
$5.02 - $5.04	707	7.6	$5.03	707	$5.03
$9.65 - $10.25	111	9.7	$9.96	40	$10.01
$13.51 - $14.47	364	9.4	$13.99	91	$14.19

	3,920	7.0	$4.42	3,383	$3.61

Phantom Share Plans

        The Company also has in place certain plans under which employees were granted Phantom Share awards linked to the Company's shares. Awards are non-transferable, are forfeited upon termination of employment with the Company and generally vest over a four year period. Vested awards are exercisable at the earlier of an IPO or change in control of the Company. Upon exercise, the Company will pay the holder of the Phantom Share a cash amount equivalent to the fair market value of the share at that date. All Phantom Share grants are accounted for as variable awards. Compensation expense relating to these variable awards has been recorded in the Company's Consolidated Statements of Operations in the year ended November 30, 2004.

        The following table summarizes Phantom Share activity for the years ended November 30, 2004, 2003 and 2002:

Number of Phanton Shares
Outstanding as of December 1, 2001	153
Exercised	(56)
Cancelled/forfeited	(4)

Outstanding as of November 30, 2002	93
Exercised	(75)
Cancelled/forfeited	(12)

Outstanding as of November 30, 2003	6
Exercised	(3)

Outstanding as of November 30, 2004	3

Fair value information

        Pro forma net income and net earnings per share information, as required by FAS 123, has been determined as if the Company had accounted for all share options granted to employees under FAS 123's fair value method (see Note 2). For options granted prior to the IPO, the fair value of these options was estimated at grant date using the "minimum value" method with the following weighted-average assumptions:

	Year Ended November 30,
	2004	2003	2002
Risk-free interest rate	4.10%	4.11%	4.82%
Dividend yield	0.00%	0.00%	0.00%
Expected option life	4 years	4 years	4 years

        For options granted after the IPO the fair value of the options was estimated at grant date using the following weighted average assumptions:

Risk-free interest rate	2.50%
Dividend yield	0.00%
Volatility	80%
Expected option life	4 years

        For purposes of pro forma disclosures, compensation expense relating to the estimated fair value of options and other awards has been recorded in current income when the related transferability restrictions lapsed to the extent vested on IPO or in connection with the private equity investment in 2003.

        The weighted-average fair values and weighted-average exercise prices per share at the date of grant for stock options granted during the years ended November 30, 2003, 2002 and 2001 were as follows:

	Year Ended November 30,
	2004	2003	2002
Weighted-average fair value of options granted with exercise prices greater than the market value of the shares at the date of grant	—	—	—
Weighted-average exercise price of options granted with exercise prices greater than the market value of the shares at the date of grant	$14.23	—	—
Weighted-average fair value of options granted with exercise prices less than the market value of the shares at the date of grant	$2.78	$2.45	$1.55
Weighted-average exercise price of options granted with exercise prices less than the market value of the shares at the date of grant	$0.59	$4.53	$3.38
Weighted-average fair value of class C ordinary shares issued prior to the private equity investment	—	$3.61	$0.31
Weighted-average fair value of class C ordinary share rights granted subsequent to the private equity investment	$5.00	$0.86	—
Weighted-average fair value of class A preferred ordinary share rights granted	$4.91	$4.70	$0.31

        2,576 class C ordinary shares were issued to employees during January and February 2004, which were subject to employment restrictions which lapsed as a result of the exchange of these shares for Xyratex Ltd common shares on June 29, 2004. The Company granted rights to 2,280 of these shares to certain directors and senior management during the year ended November 30, 2003.

        802 Xyratex Group Limited class A preferred ordinary shares were issued to employees and directors during the year ended November 30, 2004. Of these, 270 vest over a period of four years and 307 were issued to in connection with the exercise of rights which were granted to certain directors and senior management during the year ended November 30, 2003.

11. Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's stock option plans. Following the demerger of the Company's business from HIHL in 2000 (see Note 17), the Trust holds shares of the Company and has held shares in Havant International Limited, another business demerged from HIHL in 2000. Assets held by the Trust are used to compensate current and former employees of both the Company and HIL. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2004 and 2003, the Trust held 2,586 common shares and 2,832 class A preferred ordinary shares, respectively.

        Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with APB 25, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital. Grants and other activity related to equity based compensation awards given to employees are included in the share option and award activity in Note 10. During the years ended November 30, 2004, 2003 and 2002, the Trust granted share options to employees of the Company totaling 120, 3 and 642 respectively. During the year ended November 30, 2002 the Trust sold 146 ordinary shares to employees of the Company.

        The Trust pays administrative fees to the Company of $9 per year.

        The Company set up a new employee benefit trust in June 2004. This trust holds 148 common shares in Xyratex Ltd, included in unissued shares at November 30, 2004. These shares are to be used for future employee equity incentive arrangements.

12. Short-term Borrowings and Long-term Debt

        As of November 30, 2004, the Company has credit facilities with a major U.K. financial institution (the "Bank") under which it has the remaining $15,000 of a term loan of $19,000, a revolving credit facility of up to $10,000 and an overdraft facility of up to $15,000. The term loan was taken out in connection with the Company's acquisition of its own shares as part of the private equity investment (Note 1). This loan was taken out in September 2003 and is repayable in equal quarterly installments over five years. No amounts are outstanding at November 30, 2004 under the revolving credit or overdraft facilities. Any amounts borrowed under the revolving credit facility would be repayable in 2008. Any amounts borrowed under the overdraft facility would be repayable on demand. The Bank has guaranteed the $2,000 deferred consideration, payable on February 23, 2005, for the acquisition of the business of ZT Automation LLC (see Note 4). This guarantee expires on March 15, 2005.

        Interest is payable at 0.75% above LIBOR on the overdraft facility, the term loan and the revolving credit facility. Amounts under the revolving credit and overdraft facilities may be borrowed in U.K. pounds or U.S. dollars and separate currency LIBOR rates apply for each currency. The term loan and revolving credit facility contain restrictive covenants that, among other provisions, require compliance with certain financial covenants including levels of income from operations relative to net interest and tangible net assets as determined in accordance with accounting principles generally accepted in the U.K.. The facilities are collateralized by substantially all of the assets of the Company. Prior to September 2003 the Company had similar revolving credit and revolving facilities with the Bank which were denominated in U.K. pounds. Until February 2003, the previous revolving credit facility was subject to a guarantee from a related party (see Note 17).

13. Financial Instruments

        The Company's principal financial instruments, other than derivatives, comprise long-term debt, short-term borrowings, cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives (forward foreign currency contracts) in order to manage currency risks arising from the Company's operations and its sources of finance. The Company does not hold financial instruments for trading purposes.

Forward foreign exchange contracts

        Over 90% of the Company's revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts to reduce the volatility of income and cash flows associated with this risk.

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of FAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedge qualifying relationship are highly effective in offsetting changes in the cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively. The counterparty to the foreign currency contracts is an international bank. Such contracts are generally for 15 months or less.

        The Company reclassified a gain of $2,106 net of tax of $903 from AOCI to earnings during the year ended November 30, 2004 due to the realization of the underlying transactions. Such amounts were recorded as selling, general and administrative expense. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current assets, to AOCI of $755 and $2,078, net of tax of $324 and $891 for the year ended November 30, 2004 and November 30, 2003, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twelve months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

        The following table shows derivatives existing as of November 30, 2004 and November 30, 2003:

	November 30,
	2004	2003
Forward exchange contracts	$21,127	$32,233
Fair value of contracts	$1,348	$3,009
Carrying value of contracts	$1,348	$3,009
Average rate of contract	$1.76	$1.55
Period end rate	$1.89	$1.71
Maximum period of contracts (months)	12	12

Fair values

        The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values.

14. Commitments and Contingencies

        Operating Lease Commitments:    The Company leases certain real and personal property from both unrelated third parties and HIL a related party (see Note 17). Future minimum lease payments under non-cancelable operating leases agreements as of November 30, 2004 are as follows:

	Related party	Other	Total
Year Ending November 30:
2005	$3,026	$1,297	$4,323
2006	3,026	889	3,915
2007	3,026	790	3,817
2008	3,026	320	3,346
2009 and thereafter	3,561	—	3,561

Total minimum payments required	$15,666	$3,297	$18,962

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $4,273, $3,280 and $3,649 for the years ended November 30, 2004, 2003 and 2002, respectively. These expenses include $2,974, $2,140 and $2,031 for the years ended November 30, 2004, 2003 and 2002, respectively to a related party (Note 17).

        Customer Indemnity.    As an element of standard customer contracts, the Company includes certain clauses that indemnify the customer against liability and damages, including legal defense costs, which might arise from claims of patent, copyright, trademark or trade secret infringement by the products manufactured by the Company.

        Contingencies.    The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters that arise in the ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business, consolidated financial position, results of operations or cash flows.

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2004:

Amount of liability
Balance at November 30, 2003:	$1,231
Acquisition of business	508
Accruals for warranties issued during the year	1,561
Settlements made during the year	(1,381)

Balance at November 30, 2004:	$1,919

15. Supplemental Cash Flow Information

        Cash paid for income taxes was $1,323 and $3,362 for the years ended November 30, 2004, and 2003 respectively. Cash of $2,255 was received for income taxes during the year ended November 30,

2002. Cash paid for interest was $467, $725 and $1,712 for the years ended November 30, 2004, 2003 and 2002, respectively.

16. Segment Information

        Description of segments.    The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Storage & Network Systems and Storage Infrastructure, each of which comprises a reportable segment.

        Description of the Company's segments:

        Storage & Network Systems.    Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

        Storage Infrastructure.    Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

  Segment revenue and profit.

        The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, "Summary of Significant Accounting Policies".

        The following tables reflect the results of the Company's reportable segments under the Company's management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the non-cash equity compensation charge. The performance of each segment is generally measured based on gross profit.

	Year Ended November 30,
	2004	2003	2002
Revenues:
Storage & Network Systems	$318,692	$221,714	$177,783
Storage Infrastructure	140,322	112,055	74,749

Total Segments	$459,014	$333,769	$252,532

Gross profit:
Storage & Network Systems	$56,282	$39,010	$28,103
Storage Infrastructure	46,174	34,739	25,671

Total Segments	102,456	73,749	53,774
Non cash equity compensation	(7,827)	(690)	—

Total	$94,629	$73,059	$53,774

Depreciation and amortization:
Storage & Network Systems	$3,025	$3,282	$2,754
Storage Infrastructure	2,827	1,209	698

Total Segments	5,851	4,491	3452
Corporate	654	478	594

Total	$6,505	$4,969	$4,046

        Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income (loss) from continuing operations before income taxes as reported by the Company for all periods presented also includes total operating expenses and net interest income (expense). The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

Geographic Information

	United States	United Kingdom	Malaysia	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2004	$254,307	$82,828	$121,879	$459,014
Year Ended November 30, 2003	$164,964	$68,404	$100,401	$333,769
Year Ended November 30, 2002	$110,463	$59,437	$82,632	$252,532
Long-lived assets (all non-current assets, except discontinued operations):
November 30, 2004	$3,861	$4,397	$6,237	$14,495
November 30, 2003	$2,015	$4,151	$4,237	$10,403
November 30, 2002	$2,070	$4,523	$3,743	$10,336

17. Related parties

        The Company has a significant number of common shareholders with Havant International Limited (HIL) a company formed in 2000 to acquire certain discontinued operations of a predecessor holding company as part of a demerger of that company. In addition, Ken Wilkie, who retired as chairman of the Company's board of directors during the year, is also a member of the board of directors on HIL. The Company is a tenant of HIL in the United Kingdom (Note 14). The Company also provided certain administrative services to HIL. The Company ceased to provide these services on November 30, 2004. Income related to the provision of such services to HIL of $67, $136 and $1,476 has been included as a reduction of selling, general and administrative expenses for the years ended November 30, 2004, 2003 and 2002 respectively.

        At November 30, 2004, included in accounts receivable is a receivable from HIL of $53. At November 30, 2004, included in accounts payable is a payable to HIL of $242. In 2001, HIL agreed to guarantee a bank facility and a certain creditor balance to a maximum of approximately $26,000 in return for guarantee charges which the Company believes are on equivalent to commercial terms. The guarantee related to the bank facility was removed in March 2003 and the guarantee related to the creditor balance was terminated in February 2004. The charges totaled $Nil, $228 and $210 in the years ended November 2004, 2003 and 2002, respectively.

18. Subsequent event

        On January 10, 2005 the Company granted 953,000 options over common shares to its employees at an exercise price of $14.31, being the market price on that date.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

XYRATEX LTD

February 28, 2005

By:	/s/ STEVE BARBER Chief Executive Officer

QuickLinks

TABLE OF CONTENTS
  INTRODUCTION
  INDUSTRY DATA
  CAUTIONARY REGARDING FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
  ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3: KEY INFORMATION
  Item 3A: Selected Financial Data
  Item 3B: Capitalization and Indebtedness
  Item 3C: Reason for the Offer and Use of Proceeds
  Item 3D: Risk Factors
  ITEM 4: INFORMATION ON THE COMPANY
  Item 4A: History and Development
  Item 4B: Business Overview
  Item 4C: Organization Structure
  Item 4D: Properties
  ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)
  ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  Item 6A: Directors and Senior Management
  Item 6B: Compensation
  Item 6C: Board Practices
  Item 6D: Employees
  Item 6E: Share Ownership
  ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  Item 7A: Major Shareholders
  Item 7B: Related Party Transactions
  Item 7C: Interest of Experts and Counsel
  ITEM 8: FINANCIAL INFORMATION
  Item 8A: Consolidated Statements and Other Financial Information
  Item 8B: Significant Changes
  ITEM 9: THE OFFER AND LISTING
  Item 9A: Offer and Listing Details
  Item 9B: Plan of Distribution
  Item 9C: Markets
  Item 9D: Selling Shareholders
  Item 9E: Dilution
  Item 9F: Expenses of the Issue
  ITEM 10: ADDITIONAL INFORMATION
  Item 10A: Share Capital
  Item 10B: Memorandum and Bye-Laws
  Item 10C: Material Contracts
  Item 10D: Exchange Controls
  Item 10E: Taxation
  Item 10F: Dividends and Paying Agents
  Item 10G: Statement by Experts
  Item 10H: Documents on Display
  Item 10I: Subsidiary Information
  ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15: CONTROLS AND PROCEDURES
  Item 16A: Audit Committee Financial Expert
  Item 16B: Code of Ethics
  Item 16C: Principal Account Fees and Services
  Item 16D: Exemption From the Listing Standards for Audit Committees
  Item 16E: Purchase of Equity Securities by Company and Affiliated Purchasers
PART III
  ITEM 17: FINANCIAL STATEMENTS
  ITEM 18: FINANCIAL STATEMENTS
  ITEM 19: EXHIBITS
XYRATEX LTD REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
XYRATEX LTD AUDITED CONSOLIDATED BALANCE SHEETS
XYRATEX LTD AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
XYRATEX LTD AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US dollars and amounts, in thousands)
XYRATEX LTD AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
XYRATEX LTD NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)
SIGNATURES