Form 20-F
period 2005-11-30
XYRATEX LTD
filed 2006-02-21
CIK 1284823

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on February 21, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended November 30, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Commission file number 000-50799)

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

28,587,030 common shares, par value $0.01 per share

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes    ☐                        No    ☒

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes    ☐                        No    ☒

        Note—checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    ☒                        No    ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐          Accelerated filer    ☐          Non-accelerated filer    ☒

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐                   Item 18    ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    ☐                        No    ☒

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words "aim," "may," "expect," "anticipate," "believe," "future," "continue," "help," "estimate," "plan," "intend," "should," "could," "would," "shall" or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see "Part I, Item 3D—Risk Factors" and "Item 5—Operating and Financial Review and Prospects."

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

Item 3A: Selected Financial Data

        The selected historical consolidated statement of operations data for the years ended November 30, 2003, 2004, 2005 and balance sheet data for the years ended November 30, 2004 and 2005 presented below have been derived from the audited consolidated financial statements of Xyratex Ltd included elsewhere in this Annual Report and which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

        Xyratex Ltd became our parent company immediately prior to the closing of our initial public offering on June 29, 2004. Prior to this date our parent company was Xyratex Group Limited. For the periods from December 1, 2000 to June 29, 2004 the selected historical financial data represent the results of operations and financial position of Xyratex Group Limited.

	Year Ended November 30,
	2005	2004	2003	2002	2001
	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Storage and Network Systems	$415,379	$318,692	$221,714	$177,783	$117,697
Storage Infrastructure	264,230	140,322	112,055	74,749	57,197

Total revenues	679,609	459,014	333,769	252,532	174,894

Cost of revenues:
Non-cash equity compensation(1)	—	7,827	690	—	—
Other	535,315	356,558	260,020	198,758	127,786

Total cost of revenues	535,315	364,385	260,710	198,758	127,786

Gross profit	144,294	94,629	73,059	53,774	47,108

Operating expenses:
Research and development:
Development arrangement(2)	—	(6,000)	—	7,800	—
Non-cash equity compensation(1)	—	23,959	2,428	—	—
Other	54,327	37,429	29,797	22,424	19,313

Total research and development	54,327	55,388	32,225	30,224	19,313

Selling, general and administrative:
Non-cash equity compensation(1)	828	136,363	54,143	—	—
Other	38,014	28,005	22,426	17,448	15,480

Total selling, general and administrative	38,842	164,368	76,569	17,448	15,480

Loss (gain) on derivative financial instruments	—	—	—	(1,763)	138
Amortization of intangible assets	3,218	1,169	—	—	—
In process research and development	3,230	852	—	—	—
Other costs(1)	—	2,388	11,625	2,771	334

Total operating expenses	99,617	224,165	120,419	48,680	35,265

Operating income (loss)	44,677	(129,536)	(47,360)	5,094	11,843

Interest income (expense), net(3)	1,176	1,052	(209)	(923)	(882)
Income (loss) from continuing operations before income taxes	45,853	(128,484)	(47,569)	4,171	10,961

Provision (benefit) for income taxes	3,964	(6,239)	(11,754)	(791)	1,272

Net income (loss) from continuing operations	41,889	(122,245)	(35,815)	4,962	9,689

Income (loss) from discontinued operations	280	(12,924)	(20,194)	(3,326)	(4,512)
Gain (loss) from sale of discontinued operations	—	—	(185)	—	—

Net income (loss)	$42,169	$(135,169)	$(56,194)	$1,636	$5,177

Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share—basic(4)	$1.48	$(6.72)	$(9.60)	$2.67	$5.22
Net earnings (loss) per common share, class B ordinary and preferred ordinary share—basic(4)	$1.49	$(7.43)	$(15.07)	$0.88	$2.79
Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share—diluted(5)	$1.44	$(6.72)	$(9.60)	$2.67	$5.22
Net earnings (loss) per common share, class B ordinary and preferred ordinary share—diluted(5)	$1.45	$(7.43)	$(15.07)	$0.88	$2.79
Unaudited pro forma diluted net loss per common share from continuing operations(6)	—	$(4.78)	$(1.60)	—	—

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

(4)
Based on the weighted average (in thousands) of 28,329, 18,195, 3,730, 1,856 and 1,856 Xyratex Ltd common shares and Xyratex Group Limited, class B ordinary and preferred ordinary shares outstanding for the years ended November 30, 2005, 2004, 2003, 2002 and 2001, respectively. The computation of earnings per share does not include outstanding Xyratex Group Limited class A ordinary and preferred ordinary shares and class C ordinary shares, which were subject to transferability restrictions that lapsed on the earlier of an initial public offering or a sale or liquidation of Xyratex Group Limited. Under U.S. GAAP, these shares are not treated as outstanding when computing net earnings per share.

(5)
Based on the weighted average (in thousands) of 29,031 Xyratex Ltd common shares outstanding for the year ended November 30, 2005. The number of shares used in the computation of diluted earnings per share for earlier fiscal years is the same as that used in the computation of basic earnings per share.

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

	As of November 30,
	2005	2004	2003	2002	2001
		(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$41,240	$63,495	$2,008	$455	$694
Working capital	74,284	90,847	14,275	7,351	5,880
Total assets	301,290	205,242	111,271	76,663	64,739
Short-term borrowings and current portion acquisition note payable	7,000	6,000	4,133	4,763	5,081
Long-term debt and acquisition note payable, net of current portion	7,000	11,000	15,000	7,850	7,112

Total debt	14,000	17,000	19,133	12,613	12,193

Total shareholders' equity	$161,382	$116,701	$19,001	$8,962	$8,636

Number of shares issued and outstanding:
Common shares	28,437	28,043	—	—	—
Class B preferred ordinary shares	—	—	11,099	—	—
Class A preferred ordinary shares	—	—	8,845	—	—
Class A ordinary shares	—	—	—	7,166	7,579
Class B ordinary shares	—	—	—	1,856	1,856
Class C ordinary shares	—	—	—	12,850	13,479

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

        We derive a substantial portion of our revenues from a relatively small number of customers. Our top customers by revenue are Network Appliance, Seagate Technology and Western Digital. In our 2005 fiscal year, sales to these customers accounted for 48%, 30% and 7% of our revenues, respectively. In our 2004 fiscal year these customers accounted for 53%, 24% and 5% of our revenues, respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with these customers, our financial condition could be significantly harmed.

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

        We sell our Storage and Network Systems products primarily to original equipment manufacturers, or OEMs, and our Storage Infrastructure products directly to disk drive manufacturers. As a result, the quantity of products that we sell is significantly affected by our OEM customers' volume requirements, over which we have little control. We are subject to continued pricing pressures from our customers, particularly our OEM customers. If these volume requirements decrease or pricing pressures increase, our financial condition could be significantly harmed.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income (Loss) from Continuing Operations
	(unaudited) (U.S. dollars in thousands)
First Quarter 2004	$119,285	$17,871
Second Quarter 2004	108,122	5,057
Third Quarter 2004	114,906	(153,381)
Fourth Quarter 2004	116,701	8,208
First Quarter 2005	142,523	9,443
Second Quarter 2005	169,604	11,050
Third Quarter 2005	163,918	7,857
Fourth Quarter 2005	$203,564	$13,539

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

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including Dot Hill Systems Corp. and LSI trading as Engenio Information Technologies Inc.;

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

        Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

        Some of our products are distributed with software licensed by its authors or other third parties under so-called "open source" licenses, which may include, for example, the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, that we provide notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the products that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

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

        Our growth strategy may involve acquisitions, strategic alliances or joint ventures. For example, in May 2005, we acquired the business of Oliver Design, Inc, a company located in Scotts Valley, California, which develops and sells precision cleaning process technology for use in the magnetic disk media drive production process and in September 2005, we completed the acquisition of nStor Technologies, Inc., a U.S. based developer and provider of data storage subsystems, primarily to OEMs. These transactions involve certain risks resulting from the difficulties of integrating employees, operations, technologies and products. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired or restructured businesses. In order to successfully integrate acquired operations into our business we may be required to expend significant funds, incur debt or assume liabilities, any of which could negatively affect our operations. In addition, the successful integration of acquired operations may also require substantial attention from our senior management, which may limit the amount of time available to be devoted to the day-to-day operations of our business or the execution of our business strategy. There can be no assurances that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Additionally, we may be required to record expenses for write-downs of goodwill or other intangible assets associated with our acquisitions.

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

  •
  the burden and expense of complying with the laws and regulations of various jurisdictions; and

  •
  the impact of a seasonal re-occurrence of an outbreak of severe acute respiratory syndrome, or SARS, or any other viral pandemic, such as the avian flu virus, on our employees,.

  •
  The impact of a natural disaster affecting a large geographical region, for example the Asian earthquake and resulting wide spread tsunami in 2004, could affect either supply lines, our ability to produce products internally or our customers ability to pay or purchase new products.

        The occurrence of any of these events could significantly harm our financial condition.

        Malaysian governmental restrictions on the free transferability of foreign currencies from Malaysia could prevent our Malaysian subsidiary from paying dividends to us.

        Our Malaysian subsidiary manufactures a large proportion of our Storage Infrastructure products. This subsidiary recorded revenues of $154 million in our 2005 fiscal year. In 1998, the Malaysian government introduced restrictions on the free transferability of foreign currencies from Malaysia with a view to protecting the external value of the Malaysian currency. These restrictions, which are still in force, have not constituted an impediment to the regular transfer of money from our Malaysian subsidiary to us. We cannot assure you that the Malaysian transfer restrictions on foreign currency will not be altered in such a way as to restrict the transfer of foreign currency from our Malaysian subsidiary to us. In that event, our Malaysian subsidiary could be partially or entirely unable to pay dividends to us, which in turn could significantly harm our financial condition.

        We have experienced operating losses in the past and there can be no assurance that we will be profitable in the future. We do not currently anticipate paying any dividends on our common shares.

        We recorded operating income of $44.7 million in our 2005 fiscal year and operating losses of $129.5 million and $47.4 million in each of our 2004 and 2003 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions. Thereafter we will need to generate significant revenues in order to maintain profitability. We cannot assure you that we can sustain or increase operating income on a quarterly or annual basis in the future. We currently intend to retain all available earnings generated by our operations to develop and grow our business and we do not currently anticipate paying any dividends on our common shares.

        We are dependent upon hiring and retaining highly qualified management and technical personnel.

        We operate in the storage and networking technology markets. Our key management and technical staff are located in the United Kingdom, United States of America, and in Malaysia. Particularly in the United Kingdom and California there is strong competition for the highly qualified management and technical personnel with experience in our markets that we need to run our business and to develop new technologies and products. In California, in particular, the rate of turnover of key personnel in our markets is high. Our future success depends in part on our continued ability to hire and retain well-qualified technical personnel. We also rely heavily on our senior management and their ability to maintain relationships with our key customers. Many of our senior managers would be difficult to replace. In addition, we do not maintain key-person life insurance on any member of our senior management, with the exception of our Chief Executive Officer. The loss of any of our key management or technical personnel could significantly harm our financial condition.

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

        A large proportion of our revenues are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government, currently in force until March 2007. Our favorable tax treatment in Malaysia is dependent upon meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

        If our Bermudan holding company were deemed to be tax resident in the United Kingdom we could be subject to increased tax liabilities that could significantly harm our financial condition.

        In November 2005 we reorganised our legal group structure with Xyratex Technology Limited, Xyratex Holdings Inc and Xyratex (Malaysia) Sdn Bhd all becoming direct subsidiaries of Xyratex Ltd having previously been held indirectly through Xyratex Group Limited. The purpose of the reorganisation was to align the legal group structure by geographic location. Immediately after the reorganisation was completed we migrated the tax residence of Xyratex Ltd out of the United Kingdom. The combined effect of these actions is that income earned outside the United Kingdom can be distributed to Xyratex Ltd without being subject to U.K. taxation. To maintain this status the company must be managed and controlled outside of the United Kingdom. We have put procedures in place to continue to meet this requirement, however, if the UK tax authorities were to determine that the company is UK tax resident in the future then we could be subject to increased tax liabilities that could significantly harm our financial condition.

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

        Our operations inside and outside the United States are subject to laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the clean-up of contaminated sites. Certain of our operations involve the use of substances regulated under various federal, state and international environmental laws. It is our policy to apply strict standards for environmental protection to sites inside and outside the United States, even if not subject to regulations imposed by local governments. We could also incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims if we were to violate or become liable under environmental laws or become non-compliant with environmental permits required at our facilities.

        The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead, which is currently used in some of the products we manufacture. We are working to modify our manufacturing processes to eliminate lead from products we put on the market by July 1, 2006 as required by the RoHS Directive. This may require additional capital expenditures. In addition, the costs associated with compliance may negatively impact our results of operations and competitive position. We are also working with our suppliers to redesign or reformulate their components containing lead to reduce or eliminate lead in our products. Based upon current information available to us, we believe that we will be able to comply with the RoHS Directive within the applicable time period. However, if we do not comply with this Directive, we may suffer a loss of revenue, be unable to sell in certain markets or countries and suffer competitive disadvantage.

        The European Parliament has also recently finalized the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with non-compliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

        Customers and potential customers, particularly in Japan, are requiring compliance with environmental controls more stringent than those required by European legislation. These may be nationally driven or company driven, as leading players in an industry take specific unilateral initiatives in pursuit of a corporate environmental strategy. For example, in Japan some of our potential customers have developed their own environmental standards which include amongst other things restrictions on the type of insulation surrounding copper wire and cables.

        We will endeavor to comply with these environmental controls but any failure to keep up may harm our ability to work with certain customers or markets.

        We may identify weaknesses and/or deficiencies with our controls over financial reporting when evaluating these controls for compliance with section 404 of the Sarbanes-Oxley Act.

        We will be required to comply with section 404 of the US Sarbanes-Oxley Act of 2002 for our Annual Report on Form 20-F for the year ending November 30, 2006. Section 404 requires that we evaluate and report on our systems of internal control over financial reporting. In addition, our Independent Registered Public Accounting Firm will be required to report on management's evaluation of those controls. In the course of such review and evaluation, we may identify deficiencies in our systems of internal controls over financial reporting that may require remediation. In our 2007 fiscal year we are planning to replace our Enterprise Resource Planning system which will have a significant impact on our financial reporting process. The resulting changes in long-established processes may increase the risk of new deficiencies in controls over financial reporting arising. We can give no assurances that any such deficiencies identified may not be significant deficiencies or material weaknesses that may have an adverse effect on our business' financial condition.

        Changes in securities laws and regulations have increased and may continue to increase our costs.

        Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. In particular, we are incurring additional administrative expense to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our Independent Registered Public Accounting Firm to attest to, our internal control over financial reporting.

        In addition, The Nasdaq National Market, on which our shares are listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

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

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 36% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

        In May 2005, we acquired the business of Oliver Design, Inc, a company located in Scotts Valley, California, which develops and sells precision cleaning process technology for use in the magnetic disk media drive production process.

        In September 2005, we acquired nStor Technologies, Inc., a company which was headquartered in Carlsbad, California and listed on the American Stock Exchange and which is a developer and provider of data storage subsystems, primarily to OEMs.

Item 4B: Business Overview

Business Overview

        We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure. Our Storage and Network Systems products provide modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our storage subsystems support a range of high-speed communication technologies and cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the network storage market by enabling different specifications of storage subsystem designs to be created from a standard set of interlocking technology modules. Using data published by International Data Corporation, or IDC, an independent research company, on the number of terabytes shipped in 2004 and forecast for 2005, we estimate that we are responsible for approximately 9% of the world wide external storage systems terabyte shipments through our OEM customer base. Our Storage Infrastructure products include disk drive production test systems, process automation, servo track writers and disk cleaning systems. We believe that over 55% of all 3.5 inch disk drives and over 20% of all 2.5 inch drives shipped worldwide are processed utilizing either our servo track writer or final test and qualification systems and we estimate that our Storage Infrastructure revenues account for approximately 15% of the capital spend within the annual capital budget of the disk drive industry. We have more than doubled our revenues from $333.7 million in our 2003 fiscal year to $679.6 million in our 2005 fiscal year.

        We have over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols. This experience has enabled us to establish long-term, strategic relationships with our customers. We believe we have been first to market with several data storage system and test equipment products that complement our customers' core competencies and objectives. For example, we were first to market with an automated test process solution for the disk drive manufacturing industry and first-to-market with the introduction of a switch to replace the traditional Fibre Channel loop architecture in a storage subsystem. We were also first to demonstrate Serial Attached SCSI, or SAS, storage systems with SAS host connection through SAS expander technology in 2004. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect and revolutionary congestion management techniques required in multi-stage switching networks. Our storage subsystem and test and process equipment products enable our customers to improve asset utilization, reduce capital costs and better focus on their value-added objectives.

        We sell our Storage and Network Systems products primarily to original equipment manufacturers or OEMs, and our Storage Infrastructure products directly to disk drive manufacturers and their component suppliers. We have manufacturing, research and development and sales operations in the United States, Asia and Europe. We form long-term strategic relationships with our customers, which include Network Appliance, Seagate Technology and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of November 30, 2005, we had over 130 customers.

        We believe we derive significant advantages from the technology synergies and requirements across our Storage and Network Systems and Storage Infrastructure business segments. Both segments require the integration of many types of high-speed disk drive technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

        The last decade has seen a dramatic increase in the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications, e-mail communications, the Internet and multimedia applications, which have collectively fueled an increase in demand for data storage capacity. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in enterprise environments. According to IDC, worldwide external disk storage systems shipments in 2004 were 784.2 petabytes with shipments expected to reach 8,027.2 petabytes in 2009, representing a compound annual growth rate of 59.2%. A petabyte is a unit of measurement equal to one million gigabytes of information.

        Another industry trend is in the increasing use of disk based storage systems to meet the storage requirements of recent compliance regulations, back up and video archive applications. These applications have previously been dominated by magnetic tape technology but with the emergence of capacity optimized disk drive technology the opportunity has moved towards disk drive solutions. According to IDC in a mid 2005 update report, the revenue for storage systems containing capacity optimized disk drive technology will grow from $1.7 billion in 2004 to $10.2 billion in 2009, representing a compound growth rate of 42.4%.

        In addition to the rapid growth of data, enterprises face the challenge of managing the accessibility, prioritization and protection of data in a cost-efficient manner. The realization that not all data is of equal value is driving a proliferation of storage and networking technologies developed to address different data management requirements. These technologies include:

  •
  High-Speed Network Interface Connections to Hosts or Servers: Storage Area Networks, or SANs, are moving from a legacy base of one gigabit and two gigabit Fibre Channel to four gigabit and ten gigabit Fibre Channel. The convergence of networking and storage technology is continuing, offering additional internet protocol, or IP, storage options, such as 10 Gigabit Ethernet and iSCSI for the host connections. Gigabit Ethernet is also widely deployed within the Network Attached Storage, or NAS market and we believe will follow the IP storage roadmaps.

  •
  High-Speed Connections from Remote Storage Controllers to Storage Subsystems: These connections are following the enterprise disk drive connection roadmap and we believe will move to higher speeds and new interfaces, such as four gigabit Fibre Channel and SAS.

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

        The proliferation of new applications that enable the electronic distribution of media-rich content, such as digital music and video, is also fueling a rapid increase in the use of disk drive technologies to manage consumer driven storage demand. New disk drive markets include digital video recorders, digital music players, gaming consoles and home networking, in addition to traditional personal computer, or PC, related markets. Non-PC applications of disk drives, such as in the consumer electronics segments, are projected to grow at a compound annual growth rate of 34.6% between 2005 and 2009, according to Gartner Dataquest*, an independent research group.

*
Gartner Dataquest "Forecast: Hard Disk Drives, Worldwide, 2005-2009". Author: John Monroe, dated April 2005.

Storage and Network Systems Market

        The increased complexity caused by the proliferation of new technology and applications makes it difficult for information technology professionals to manage data, make data available to users, store data reliably, and control all of the costs related to data storage. Networked data storage, including SANs and NAS, provide solutions to these data management issues by combining the benefits of data storage and networking technologies. A SAN connects multiple computer servers to a shared pool of storage resources using a dedicated high-performance network. A NAS system is an external storage system that is directly attached to a Local Area Network, or LAN, which allows all computer terminals on the LAN to have access to the data stored on that external disk storage system.

        The emergence of new high-speed, low-cost, storage technologies, such as SATA and iSCSI, combined with more costly, higher performance enterprise storage technologies, such as Fibre Channel and SCSI, have created completely new storage system architectures and markets that have yet to fully emerge. For example, IDC identified a new high growth market segment: Capacity Optimized Disk Storage Systems. IDC forecasts that this segment will grow from $1.7 billion in 2004 to $10.2 billion in 2009, representing a compound annual growth rate of 42.4%. This new segment incorporates high capacity desktop disk drives into enterprise class storage systems. One example of user application in this segment is the growing trend of replacing magnetic tape systems with disk storage systems for faster back-up and retrieval processes. Another application is specifically targeted at the unique storage requirements in support of long-term data storage driven by new legislation, e.g. images of signed checks. This market segment was dominated by high capacity ATA and SATA disk drives in 2005 but as the market develops new technologies, such as SAS, are also expected to be deployed to address specific market requirements. Additionally, according to IDC, disk storage systems connecting to SANs through iSCSI protocol will grow from less than $119 million in 2004 to $4.6 billion in 2009, representing a compound annual growth rate of 108.2% during the period.

        Networked storage offers numerous benefits, including the ability to share data across an organization using different computing systems, simplified management through centralized administration of multiple storage devices, and scalability by allowing the number of storage devices on a network to be increased without interrupting data access. The market for Fabric SAN attached Storage Systems is comprised of the Fibre Channel & iSCSI technology sub markets. Using data provided by IDC we estimate that the Fabric SAN revenues had over 90% share of the total SAN market in 2005. We also estimate that the market for Fabric SAN attached Storage Systems, will grow from $7.4 billion in 2004 to $14.5 billion by 2009, representing a compound annual growth rate of 14.4%. IDC also project the NAS market to grow from $1.8 billion in 2004 to $3.3 billion in 2009, representing a compound annual growth rate of 12.9%. These two network storage market segments are gaining market share within the overall external storage systems market, which is projected to grow from $15.3 billion dollars in 2004 to $20.9 billion in 2009, representing a compound annual growth rate of 6.4%. The combined market share of NAS and Fabric SAN was 60.6% of the external storage systems market in 2004 and is estimated to grow to 85% in 2009, at the expense of the Direct Attached Storage legacy technology base. The networked storage market segments are the fastest growing segments of the external Storage Systems technology market as a result of companies migrating their storage environments away from direct server-attached architectures.

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

        Due to their high levels of performance and reliability, RAID storage systems have become the prevailing technology for businesses where data availability is of critical importance. Historically, we have addressed this need by either integrating our storage enclosures with either our customer's storage controller or specialist third party controller technology. The adoption rate of RAID enabled data protection strategies has been less marked in the Entry sub-segment and certain Mid Range sub-segments, which service the Small and Medium Enterprise, or SME, sector. However, affordable

RAID controller technology is projected to emerge and IDC have forecast a growth in adoption from 60% in 2004 to approximately 98% in 2008. This is one of our strategic focuses and the prime driver behind our acquisition of nStor RAID technology in September 2005.

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

Storage Infrastructure Market

        The projected increase in demand for data storage is expected to foster an increase in the volume and density of disk drives manufactured to store this information. Based on a recent announcement from one of our major customers, we estimate that over the last twelve months, the industry shipped 380 million disk drives totaling 35 million terabytes of storage, an increase of 60% from 2004. A terabyte is a unit of measurement equal to 1,024 gigabytes of information. In addition, based on the announcement we believe that during their quarter ended December 31, 2005, they shipped 3.5 million drives into Consumer Electronics (CE) applications, with 2.4 million of those units going into Digital Video Recorder (DVR) applications, an increase of 93% from the year ago quarter. The emergence of non-PC disk drive applications, such as gaming consoles, DVRs, MP3 players, cell phones and other CE devices, is creating new disk drive markets and demand for products with a variety of physical shapes or form factors. Trend Focus, in a report from April 2005, projects that the total volume of disk drives shipped will double from 300 million shipped in 2004 to 600 million in 2009, representing a compound annual growth rate of 14.4%*. The main growth segment is in the consumer electronics segment which is projected to grow to a third of the total market, at 215 million units, in 2009. We believe that 3.5 inch drives will remain a large portion of the CE market supporting predominantly DVR and gaming applications. The 1.0 inch and 1.8 inch disk drives address a large range of mobile devices including MP3 players, high end mobile phones, Personal Video Recorders (PVRs) and GPS devices. 2.5 inch disk drives also have niches in many of the CE markets, in items such as slim line PVRs, gaming systems and some automotive applications.

*
TrendFocus, dated April 2005.

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

        The emergence of high capacity SATA disk drives into enterprise storage systems is an example of one of the factors driving an increase in the number of disks per drive which, for the enterprise segment, is forecast by Trend Focus* to move from 2.02 in 2004 to 2.97 in 2007. In early 2003,

250 gigabytes disk drives were shipped into this segment to support new tape replacement applications for disk drive technology. In early 2004, the available capacity per SATA drive had risen to 400 gigabytes. Trend Focus believe that the growth in disk media volumes from 473 million in 2004 through to over 741 million in 2007 will drive the need for further capital investments in disk process technology by both the disk drive companies and independent magnetic media suppliers. We believe our Storage Infrastructure strategy positions us well to take advantage of this new investment cycle in the disk drive industry, particularly after the acquisition of magnetic disk media handling technology in 2004 and our acquisition of precision cleaning process technology in 2005.

        Servo track writing and final disk drive testing are two standard steps that disk drive manufacturers perform in order to produce disk drives. Servo track writing is the process of laying down magnetic patterns on the surface of the disks. These patterns are used to define the location of circular tracks on which data is stored. The final test process stresses disk drives under extreme temperature and voltage environments and scans the surface of the disk to locate and isolate defects. These processes require considerable production time and are costly for disk drive manufacturers. As the capacity of each disk drive increases, as measured by areal density, so too does the number of tracks on each disk and hence production time. Using data supplied in a TrendFocus report from April 2005, we believe that the average gigabytes per drive was about 80 gigabytes in 2004 and is forecasted to grow to over 250 gigabytes per drive in 2009. This represents a compound aggregate growth rate of 27%.

        The emergence in 2005 of perpendicular recording techniques within disk drives is a significant market dynamic and we estimate that it will be very difficult to achieve over 160 gigabyte per disk without it being actively deployed. Based on a report from one of our customers we believe that the average capacity per disk was 120 gigabytes in 2005, and forecast this amount to both double by 2007 and also reach 480 gigabytes per disk by 2009. Perpendicular recording allows the magnetic circuit to flow perpendicularly through the layers of the disk rather than horizontally through the upper surface layers. This allows more magnetic material to be deployed per bit whilst simultaneously reducing the footprint of each individual bit on the disc's surface dramatically increasing the number of bits per square inch. We believe that this increase in bits per inch also increases the sensitivity of the magnetic media process to contamination as smaller defects are capable of affecting the magnetic performance of the disks. We believe this will result in increased investment cycles in precision cleaning equipment and automated optical inspection techniques. We have seen significant additional capital investment in precision cleaning process equipment in 2005.

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

Leadership in High-Growth Market Segments

        We are an established leader in key segments of the external storage and networking markets. We are the leading subsystem provider to OEMs in the NAS systems segment and based on data from IDC we believe we ship over 9% of the shipments in terms of terabytes in the world wide external storage systems market. We are also the leading independent supplier of disk drive production test and servo track writing process equipment to the disk drive industry. We estimate that over 55 percent of all 3.5 inch disk drives shipped worldwide and over 20% of the 2.5 inch disk drives shipped worldwide are processed through our technology in either the servo writer or final test and qualification processes. We are well positioned to become a leader in providing technology to OEMs in Capacity-Optimized Storage Systems segment. This segment integrates high density desk top drives into the enterprise storage systems market by incorporating SATA and SAS disk drive technologies. SATA based systems provide a key, cost effective enabler for such data storage, disk-to-disk backup and NearLine applications. These systems, coupled with advancements in virtualization software are enabling growing implementation in "tiered storage" architecture.

Excellence in Technology Innovation

        We are a leader in high-specification design of high-density, scalable, storage subsystems and automated process test equipment. We are also a leader in the development and integration of network communication protocols and switching technologies. As of November 30, 2005, we employed 386 research and development professionals, which represent 27% of our total employees. Our position as a leader in providing networked storage subsystem technology and disk drive automation and process test equipment has enabled us to deliver innovative and first-to-market products that complement our customers' core competencies.

        Our history of innovation and first-mover positioning has contributed to our success in winning large OEM contracts and developing long-term customer relationships. For example, in 2002 we were first to offer our OEM customers the new "switched bunch of disks," or SBOD, technology. This innovative technology can offer substantial increases in performance, data availability and serviceability in certain customer applications. We demonstrated our third generation SBOD incorporating 4 gigabits per second Fibre Channel technology in 2004. We also demonstrated SAS storage systems with SAS host connection through SAS expander technology in 2004. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect and revolutionary congestion management techniques required in multi stage switching networks.

        We are focused on providing stronger and more competitive RAID solutions to our OEM customers with greater flexibility and value-added features. To this end, we have and will continue to invest heavily in RAID products and technology.

        In 2002, we were first-to-market with a revolutionary high-density automated disk drive production test process. This process automation significantly increases the process efficiencies within the final test and qualification stages of disk drive production, and enhances the competitive positioning of our customer base. In 2004 we optimized the automated production test process platform for 2.5 inch drives, reflecting the growing importance of the smaller form factor technology within our customer base. We continue to research opportunities for automated optical inspection processes in magnetic media production processes.

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

Strong Revenue Growth and Performance

        We have increased our revenues from continuing businesses from $83.6 million in our fiscal year ended November 30, 1999 to $679.6 million in our fiscal year ended November 30, 2005, representing a compound annual growth rate of 41.8%. We have over five years of sustained annual revenue growth. During this time we continued to make significant investments in research and development despite there being periods of constrained information technology spending in the market. We believe that the diversity of our product portfolio and our OEM business model has contributed to our strong performance during the recent global technology recession.

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

Global Presence

        Our presence in the United States, Asia and Europe is essential to establishing and maintaining our customer relationships. All of our core production facilities share common material planning and management systems and have integrated processes, which can be directed from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our international presence also provides us with greater insight into market developments, local access to key suppliers and reduced production costs.

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

Capitalizing On and Expanding Our Technical Expertise and Continuing to Introduce Innovative Products

        We have a consistent track record of introducing innovative products, including JBOD, SBOD and RAID storage subsystems, disk drive servo track writers and disk drive production testers. We will continue to leverage our technical expertise through ongoing investment in research and development, seeking both to enhance our current product offerings and develop new technologies and products. We expect to both develop products and technologies on our own and to form strategic relationships with our customers to meet their specific requirements. We believe that joint development projects will continue to enhance our ability to focus our research and development investment in areas of strategic importance. We will continue to develop the enabling technology for higher density and smaller disk drives. Technologies that we are focused on include emerging industry high-speed communication protocols, such as iSCSI, SATA, Advanced Switching, or ASI, PCI express, Infiniband, next-generation Fibre Channel, SCSI and 10 Gigabit Ethernet. We are also focused on integrating optical technology into our products and assessing the technology requirements beyond ten gigabits per second so that we can continue to exploit opportunities with our customers in the future.

        From time to time we may also acquire companies which possess technologies that we believe are important to our strategic development. Examples of this type of activity include our acquisition of both the magnetic disk media automation technology in February 2004 and the acquisition of intellectual property for advanced optical inspection systems in September 2004. In 2005, we acquired precision cleaning process technology through the acquisition of Oliver Design. The application of both automation and cleaning process technology integrated with disk inspection technology will enable us to drive further process innovation and efficiencies for our customers. In September 2005 we added captive RAID technology to our storage system enclosures through the acquisition of nStor. Historically we have only been able to access the RAID market opportunity through third party suppliers. The integration of our own RAID controller technology with our storage enclosures also enables the opportunity to invest in additional software technology increasing our overall value add to our customers.

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

Expanding Into Complementary Markets in Data Storage and Networking

        In addition to growing within our existing market, we constantly seek to exploit our technology to expand into complementary high-growth areas within the data storage and networking markets. For example, we have grown our leadership position in the disk drive process and test equipment market through a targeted joint development process within our customer base. We successfully expanded from shipping product in one segment of this market in 1998 to four market segments in 2005.

        Our strategy is also to make incremental technology acquisitions to deepen our penetration of existing markets and create the potential to grow our margins or to facilitate entry into new market segments supported by our existing customer base. We have been successful in implementing this strategy to create the synergistic business streams we have today and will continue to execute and expand this strategy in the future. Our OEM storage subsystems customers have identified several emerging opportunities for our technology beyond the traditional storage interconnects associated with the switches used in Fibre Channel or IP SANs or LANs. Our strategy is focused on developing the basic technology building blocks which will address the needs of networked storage systems, system area networking, grid computing and high-performance computing market segments. Examples of our acquisition strategy include our acquisition of the business of ZT Automation LLC in February 2004. The acquisition has provided us access to magnetic disk media handling automation technology used in the disk drive production process. On September 2, 2004 we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. This technology has the capability to integrate with magnetic disk media handling automation and will enable even deeper access to magnetic disk production processes. This technology will also allow us to access any market where there is value in the deployment of automated optical inspection systems. In February 2005 we acquired the rights to important intellectual property incorporated inside an extensive Linux code base from both Cap Epsilon of California and Vedams of Hyderabad, India. This code enabled an earlier time to market for the new product line, Application Storage Systems. Application Storage Systems integrate ATX motherboard technology inside a storage enclosure so that they can be more readily deployed in many new entry level storage applications within the Healthcare, Video, IP storage and SAN markets. In May 2005, we acquired the business of Oliver Design, Inc, a company located in Scotts Valley, California, which develops and sells precision cleaning process technology for use in the magnetic disk media drive production process. In September 2005, we acquired nStor, a company headquartered in Carlsbad, California, and which is a developer and provider of data storage subsystems, primarily to OEMs.

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

        We sell our storage subsystems primarily to OEMs and work with them to design and configure our products to meet their specific price and performance objectives. Our storage subsystems are the underlying platforms for networked storage environments, which include NAS, Fibre Channel SAN, as well as emerging IP storage. We design and manufacture four product lines of storage subsystems:

        JBOD Subsystems.    Our JBOD subsystems are high-density storage enclosures that can be configured to specific applications, including changes to disk drive form factors and the number of drives per enclosure. This includes configurations of eight, twelve, 14, 16 and 48 disk drives per enclosure. Our subsystems currently integrate high-speed Fibre Channel, low-cost SATA, ATA and enterprise-class SCSI (SAS) protocol disk drives.

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

        Application Storage Systems.    Application Storage Systems integrate ATX motherboard technology inside a storage enclosure integrated with the necessary driver and specialist utility software modules to adapt to many different storage application requirements. Various network connections can be further integrated into the competitively designed storage enclosures making them excellent platforms to address the entry level requirements of the Healthcare, Video, IP storage and SAN markets.

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

  •
  control operation of, manage and integrate the SBOD Fibre Channel embedded switch; and

  •
  report data for remote control software to control the enclosures using legacy interface standards, such as SCSI Enclosure Services, or SES, and SCSI Accessed Fault Tolerant Enclosure, or SAFTE, and emerging interface standards, such as Common Interface Module (CIM) and Storage Management Initiative Specification (SMI-S).

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

Storage Infrastructure

        We are the leading global independent provider of disk drive production test, servo-track writing equipment and disk cleaning systems. Our Storage Infrastructure products enable our customers to test and produce highly reliable disk drives with greater efficiency and at a lower cost. Over the past few years, we have provided production equipment to leading disk drive manufacturers and their component suppliers, including Komag, Maxtor Corp., Seagate Technology and Western Digital. Our Storage Infrastructure products are capable of covering all disk drive form factors, including 3.5 inch, 2.5 inch, 1.8 inch, 1.0 inch and 0.85 inch disk drives. These products include:

        Disk Drive Production Test Systems.    We design and manufacture fully automated process test systems which incorporate mechanical and electronic hardware and software that control the operating environment of disk drives during final qualification testing. This test process isolates any magnetic defects from each drive during an extensive period of testing that can exceed 100 hours for current generation high capacity disk drives. Our test systems can be configured to meet the specific requirements of individual customers and can be integrated with our customers' technology. Our test systems are capable of testing a full range of disk drive protocols and form factors that are currently available on the market. Protocols include high-speed Fibre Channel, low-cost SATA, ATA and enterprise-class SCSI protocol disk drives.

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

        Disk Cleaning Systems.    Our range of precision disk cleaning systems represents the latest in cleaning technology and performance for the disk drive industry. The precision cleaning system architecture allows for the customization to a range of magnetic media process requirements by the integration of a range of advanced technology modules. These include ultrasonics and megasonics, cassetteless handling, cascade scrubber and Hot IPA Vapor Assist Dryer modules which enable some of the most flexible systems configurations available.

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

        We have over 130 customers, of which the top three customers are Network Appliance, Seagate Technology and Western Digital. In our 2005 fiscal year sales to these customers accounted for 48%, 30% and 7% of our revenues, respectively. During our fiscal year ended 2004, our top three customers accounted for 82% of our revenues. The loss of any of our top three customers could significantly harm our financial condition. We believe that since our separation from IBM in 1994, we have not lost a key customer to a competitor. Since 2004, we have established over fifteen new customer accounts.

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

  •
  grant the customer a nonexclusive, worldwide, license to use our intellectual property in the customer's product offerings; and

  •
  contain certain non-disclosure, confidentiality, assignment, termination, product and manufacturer's warranty, inventory consignment, and indemnification provisions.

ISO 9001 Registrations

        As part of IBM UK Limited, the Havant site first achieved certification to BS 5750 Part 1 (the forerunner of ISO 9001) in 1984 and we have continued to the present day to be registered to the equivalent of ISO 9001 at our headquarters, adding to this ISO 9001 registration for the locations at Seremban (1999) and Sacramento (initially ISO 9002 in 2000 then ISO 9001 in 2001).

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

        Xyratex will prohibit the use of all substances identified within the RoHS Directive (restriction on the use of certain hazardous substances) and it is Xyratex's objective, where possible, to ensure all of its products sold within the European Union comply with the RoHS Directive by August 2006. Xyratex is committed to designing for the environment to ensure all products are capable of being recycled within the requirements of the WEEE Directive (waste electrical and electronic equipment).

        In 2005 Xyratex successfully met the compliance requirements for ISO 14001 for its UK research and production facility in Havant. Our strategy is to achieve ISO 14001 compliance across all of our worldwide locations over time.

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

        We typically undertake between eight to ten significant research and development efforts each year, in addition to a number of smaller research and development projects. As of November 30, 2005, we were engaged in 17 research and development projects related to our Storage and Network Systems business and 20 projects related to our Storage Infrastructure business. Approximately ten of these projects are focused on developing new technologies or applications and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        Over the past three fiscal years, we have increased our research and development expenditures each year and have spent an aggregate of $141.9 million (including $26.4 million of equity compensation and a benefit of $6.0 million in connection with a development arrangement with a supplier) during this period. We have consistently maintained approximately 30 percent of our employees in research and development during this period. These employees have an average of over ten years of experience in research and development.

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

        We carry out our research and development activities in Havant, United Kingdom; Chicago, Ithaca, Lake Mary, San Jose and Scotts Valley, United States; and Seremban, Malaysia.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2005, we had 28 U.S. patents granted, 45 U.S. patents pending, 37 non-U.S. patents granted and 84 non-U.S. patents pending. |

        We have documented internal processes for the management and protection of our intellectual property. These include standard forms for patent filing, design and trademark registration, employee and contractor supplier agreements, and non-disclosure agreements. We file patent applications when we consider patent protection to be the most appropriate and commercially practical means of protecting our intellectual property. We do not generally differentiate our products by their external design features, but we do register designs where we consider it appropriate. Many of our products are differentiated by their unique mechanical designs, which we have taken steps to protect under patent law. In addition, we have considerable expertise in the areas of very high-speed electronics and real-time data analysis software design.

        We sell our products primarily to OEMs who incorporate them into their own branded products. As a result, branding is not an important aspect of our business. However, we have registered the "Xyratex" trademark and other trademarks specific to certain of our products.

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento and Scotts Valley, United States; Seremban, Malaysia; and Havant, United Kingdom. Our core facilities share common material planning and management systems and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

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

  •
  permits assignment of the trading agreement by us or Solectron with written consent;

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

  •
  make provision for a royalty bearing manufacturing license upon either Xyratex ceasing to trade, or being acquired by a competitor of our major customers, or be in material breach of contract. This license would usually also grant rights of access to any technical information required to make the license usable;

  •
  contain commitments to work with our customers on specific cost improvement programs; and

  •
  define any quality and shipping control requirements and define corrective processes, procedures and penalties incurred in managing any exceptions.

Sales and Marketing

        We market and sell our products primarily to leading OEMs and disk drive manufacturers, and to a small number of other companies. Our sales and marketing activities are actively supported by our senior business development managers and key individuals from our research and development team. Because these employees have an in-depth understanding of our products, we believe they are well positioned to provide support to sales and marketing activities and serve the needs of our customers. Our sales and marketing model also allows us to develop strategic relationships based on our technical know-how. Although we do not maintain a traditional sales and marketing group, we employ a number of sales representatives who support our sales activities in key markets by identifying potential new customers and managing our ongoing customer relations. We undertake certain targeted advertising, attend industry trade shows and participate in industry associations as part of our sales and marketing activities. As of November 30, 2005 we had 140 employees involved in direct sales and marketing activities.

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

	Year Ended November 30,
	2005	2004	2003
United States	52.0%	61.3%	60.9%
Asia	37.2%	27.7%	29.0%
Europe	10.8%	11.0%	10.1%

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

        We compete with companies active in providing storage subsystems and components to OEMs, including Dot Hill Systems Corp. and LSI trading as Engenio Information Technologies Inc. We face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaborations with emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

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

Item 4C: Organization Structure

        Xyratex Ltd is the parent company of the Xyratex Group. Xyratex Ltd directly wholly-owns all the significant subsidiaries in the group with the exception of Xyratex International Inc, which it owns indirectly. In November 2005 we reorganized our group structure with Xyratex Technology Limited, Xyratex Holdings Inc and Xyratex (Malaysia) Sdn Bhd all becoming direct subsidiaries of Xyratex Ltd having previously been held indirectly through Xyratex Group Limited. The purpose of the reorganization was to align the legal group structure by geographic location. Immediately after the reorganization was completed we migrated the tax residence of Xyratex Ltd out of the United Kingdom. The combined effect of the group reorganization and the shift in tax residency of Xyratex Ltd is that income earned outside the United Kingdom can be distributed to Xyratex Ltd without being subject to U.K. taxation.

        The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd	Malaysia

Item 4D: Properties

        Our corporate offices and the center for our European research and development and production operations are located in Havant, United Kingdom, where we lease 89,000 square feet of office space and 17,000 square feet of manufacturing space.

        Our U.S. research and development operations occupy leased facilities in Lake Mary, Florida, Ithaca, New York and Chicago, Illinois. We maintain production operations in Sacramento, San Jose and Scotts Valley, California. In Lake Mary we lease 14,000 square feet of office space, in Ithaca we lease 9,000 square feet of office space and in Chicago we lease 12,000 square feet of office space. In San Jose, we lease 35,000 square feet of office space, in Scotts Valley we lease 50,000 square feet of manufacturing space and in Sacramento we lease 113,000 square feet of manufacturing space.

        In Asia, our production and research and development operations are located in a 118,000 square foot facility in Seremban, Malaysia, which we own. Approximately 25,000 square feet of this space is office space and the remaining 93,000 square feet is manufacturing space. We also lease 4,000 square feet of office space in Singapore, 1,500 square feet of office space in Shanghai, China, 4,000 square feet of office space in Wuxi, China, and 4,000 square feet of office space in Patumthani, Thailand, all for sales and customer support.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

        You should read the following commentary together with the "Selected Historical Consolidated Financial Data" set forth in Part I, Item 3A and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in "Part I, Item 3D—Risk Factors" and elsewhere in this Annual Report.

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

        Our Storage and Network Systems products are primarily storage subsystems which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2005 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital accounted for 48%, 30% and 7% of our revenues, respectively. In our 2004 fiscal year, sales to these customers accounted for 53%, 24% and 5% of our revenues respectively. We had 39 customers which contributed more than $0.5 million to revenues in our 2005 fiscal year and at November 30, 2005 we had over 130 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Acquisitions, Disposals and Reorganizations

        In September 2005, we completed the acquisition of nStor Technologies, Inc., a company which was headquartered in Carlsbad, California and was listed on the American Stock Exchange. nStor is a developer and provider of data storage subsystems, primarily to OEMs. We are in the process of integrating nStor's business with our Storage and Network Systems segment. The purchase price for the shares was $21.5 million in cash. In addition, as part of the acquisition, we were required to make other payments totaling $3.8 million and assume debt totaling $5.1 million. nStor recorded revenue of $7.3 million and $10.3 million in the six months ended June 30, 2005 and year ended December 31, 2004, respectively. nStor recorded operating losses of $4.2 million and $6.9 million, respectively in these periods. We are anticipating improvements in operating results related to this business in our 2006 fiscal year through increased revenues and operating efficiencies through synergies with our Storage and Network Systems segment.

        In May 2005, we acquired the business of Oliver Design, Inc., a company located in Scotts Valley, California, which develops and sells magnetic disk drive media cleaning technology for use in the disk drive production process. Our total cash consideration of $17.2 million consisted of an initial payment of $14.2 million and deferred consideration of $3.0 million due fifteen months from closing, which we recorded as an acquisition note payable. We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations. The results of this business have been consolidated from the date of acquisition.

        In September 2004, we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1.3 million plus additional future payments of up to $17.2 million, $1.2 million of which is dependent on the achievement of certain product delivery milestones and up to $16.0 million of which is dependent on operating profit generated from the acquired intellectual property over the four years ending November 30, 2008. As of November 30, 2005, no additional payments had been made in respect of this purchase.

        In June 2004 we completed an initial public offering in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds from the common shares issued by us were $56.0 million and the net proceeds received by us after deducting underwriting discounts and other offering expenses was $48.1 million. Immediately prior to the closing of the initial public offering and in order to facilitate the listing of our common shares on the NASDAQ National Market, Xyratex Ltd, a Bermuda company, became the parent company of our business through an exchange by Xyratex Group Limited shareholders of their shares in Xyratex Group Limited, our previous parent company, for common shares of Xyratex Ltd. Xyratex Ltd was formed in April 2002 and had no operations prior to the initial public offering.

        In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process, for a maximum total consideration of $29.0 million, which consists of $6.6 million of initial consideration and $22.4 million of deferred consideration. Of the deferred consideration, $2.0 million was recorded as an acquisition note payable and was paid in February 2005. The additional amounts of deferred consideration of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million. The amount paid or payable based on revenue was $5.6 million at November 30, 2005. We anticipate funding the remaining portion of this acquisition through cash on hand and cash generated from operations.

        In September 2003, funds managed by HgCapital, a European private equity firm, acquired a 56% shareholding in Xyratex Group Limited. As part of this transaction, we reacquired and cancelled outstanding ordinary shares at a cost of $18.9 million funded by a new term loan from HSBC. Also in connection with this transaction, we made a number of changes to the rights of our ordinary shares and made payments to professional advisors and exiting management, totaling $6.9 million, and issued new shares to funds managed by HgCapital in compensation for expenses incurred by them in connection with the share purchase which amounted to $4.7 million. In addition, in connection with this transaction we were required to record equity compensation expense of $57.3 million and $19.9 million as part of continuing and discontinued operations, respectively, in our 2003 fiscal year.

        In March 2003, we sold our digital broadcast technology business to management of that business for proceeds of $0.3 million. The operating results, net assets and cash flows of this business have been categorized as discontinued operations in the consolidated financial statements included elsewhere in this Annual Report. We recorded a net loss of $0.3 million from these discontinued operations for our fiscal year ended November 30, 2003. In connection with this sale we received a final royalty payment of $0.4 million in our fiscal year ended November 30, 2005.

Revenues

        We derive revenues primarily from the sale of our Storage and Network Systems products and our Storage Infrastructure products.

        Our Storage and Network Systems products consist primarily of storage subsystems which address three market segments through our OEM customers; Network Attached Storage or NAS, Storage Area Networks or SAN and, more recently, Nearline storage. We have continued to see strong growth in the Nearline and NAS market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our customers typically operate across multiple market segments. Nearline storage is considered to be a new segment within the external storage systems market. It is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the back up and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the fibre channel protocol to access the storage subsystem which can incorporate either high performance fibre channel or lower cost ATA/SATA disk drives.

        Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and, following our acquisitions of the businesses of Oliver Design, Inc. and ZT Automation LLC, we now supply media cleaning and media handling automation technology which we combine as media process technology. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

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

        Revenues from product sales are recognized once delivery has occurred, provided that there is persuasive evidence that an arrangement exists, the price for the delivered product is fixed or determinable, and it is reasonably assured that the revenue will be collected. Delivery is considered to have occurred when title and risk of loss have been transferred to the customer. For sales that include customer-specified acceptance criteria, revenues are recognized after the acceptance criteria have been met. Sales of the major portion of our Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the fair value of installation, or where there is a separate arrangement for the installation, product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments is to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

        We typically enter into arrangements with our largest customers and provide them with products based on purchase orders executed under these arrangements. These arrangements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins. Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering. Revenue from non-recurring engineering under these contracts has been recognized upon the achievement of agreed project milestones and amounted to $0.8 million in our 2005 fiscal year and $1.5 million in our 2004 fiscal year. We do not anticipate any significant changes in the level of revenue from non-recurring engineering.

        In our fiscal years ended November 30, 2005, 2004 and 2003, we derived 61%, 69% and 66%, respectively, of our revenues from the sale of Storage and Network Systems products.

        We believe that both of our business segments present the opportunity for growth in the near-term. We are seeing growth in demand from our customers which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in shipped volume, and increases in the individual storage capacity, of disk drives.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $65 million in our 2005 fiscal year) of our non-U.S. dollar operating expenses relate to payroll and other expenses of our U.K. operations. We manage our U.S. dollar to U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        From August 2003 until November 2004, the U.S. dollar fell by approximately 16% relative to the U.K. pound. The effect on net income in our 2004 fiscal year was significantly reduced because we hedged the majority of our exposure to this exchange rate movement until November 30, 2004. This historical exchange rate movement resulted in an increase in operating expenses in our 2005 fiscal year of approximately $6.0 million.

        In our 2005 fiscal year this trend was reversed and the dollar appreciated by approximately 10% relative to the U.K. pound. The effect of this change on our 2006 fiscal year will be significantly reduced because of our hedging arrangements in respect of our 2005 and 2006 fiscal years and therefore we would expect the resulting reduction of operating expenses to be approximately $1.0 million. This amount will rise or fall with future movement in the U.S. dollar relative to the U.K. pound offset by additional forward contracts we have entered into in respect of our 2006 fiscal year.

Costs of Revenues and Gross Profit

        Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Storage and Network Systems products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

        We seek to improve our gross margins by delivering higher value-added products to our customers.

Research and Development

        Our research and development expenses include expenses related to product development, engineering, materials costs and salaries, bonuses and other labor costs for our employees engaged in research and development. Research and development expenses include the costs incurred in designing products for our OEM customers, which often occurs prior to their commitment to purchase these products. We expense research and development costs as they are incurred.

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2005 fiscal year our research and development expenses related to over approximately 39 separate projects and consisted of approximately $25.2 million related to improving existing products, $5.4 million to meet customer specific requirements and $23.7 million related to entering new markets, such as development of the Application Storage System.

        As of November 30, 2005, 27% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue and we expect this trend to continue, reflecting our continuing commitment to developing products based on advanced technologies and designs.

Selling, General and Administrative

        Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect this trend to continue and in addition, following our initial public offering, we have incurred additional expenses in connection with operating as a public company, particularly an increase in directors and officers' insurance expense of approximately $1.5 million per annum. As our business continues to grow we expect these expenses to continue to increase approximately in line with our revenues although, as discussed above, this can be affected in any fiscal year by the effect of significant changes in exchange rates.

Provision for Income Taxes

        We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. After excluding equity compensation expense, over 90% of our income before income taxes in the last three fiscal years has arisen in the United Kingdom or Malaysia. Substantially all of our Malaysian operations benefit from "high-tech pioneer" status which provides us with a zero tax rate provided that we meet certain requirements. For the major part of our operations in Malaysia, this status is due to expire in March 2007 and our overall tax rate will rise after this date unless further tax incentives are granted. As of November 30, 2005, we had a loss carryforward of $22.6 million in the United Kingdom and as a result of these loss carryforwards have not been required to make any significant U.K. tax payments in recent fiscal years.

        As of November 30, 2005, we recorded a deferred tax asset of $24.0 million. Of this amount, $14.6 million relates to a loss carryforward and other tax and accounting timing differences in the United Kingdom. Of the remaining balance $5.2 million relates to non-cash equity compensation expense as described in the next paragraph and $3.7 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor.

        As a result of the recording of a non-cash equity compensation expense in our 2004 fiscal year related to our IPO we recorded an additional deferred tax asset of $12.3 million relating to share options granted to U.K. employees. As of November 30, 2005, as a result of employees exercising share options, $7.1 million of this amount had been added to U.K. loss carryforwards. This tax benefit primarily relates to a U.K. tax deduction which is obtained when these share options are exercised, calculated as the excess of the market price on date of exercise over the exercise price. The recording of this deferred tax asset resulted in an overall benefit for income taxes of $6.2 million in our 2004 fiscal year.

        As a result of actual and projected taxable income in the United Kingdom increasing significantly, the valuation allowance relating primarily to the U.K. loss carryforwards was released at the end of our 2003 fiscal year and this resulted in a $13.7 million income tax benefit.

        Tax payments in our 2005 fiscal year amounted to $1.7 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. We do not anticipate a significant change in the level of our tax payments in our 2006 fiscal year. The tax expense we recorded in the year ended November 30, 2005 primarily relates to a reduction in the deferred tax asset arising from the usage of U.K. operating loss carryforwards.

        In November 2005 we amended our legal structure whereby income earned outside the United Kingdom could be distributed to Xyratex Ltd, which is registered in Bermuda, without being subject to U.K. taxation. This substantially removed the risk that our tax rate would increase upon the expiry of certain beneficial elements of an international tax treaty between Malaysia and the United Kingdom. This change also resulted in a tax benefit of $0.9 million arising from the release of a provision for U.K. taxation on undistributed income in Malaysia.

Equity Compensation Expense

        In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million, of which $1.0 million related to the vesting of share and option awards subsequent to the offering. Of this amount $168.1 million was included in continuing operations and $12.9 million was included in discontinued operations. The equity compensation expense of $181.1 million is associated with the historical grants of Xyratex Group Limited class A preferred ordinary and class C ordinary shares totaling 10.6 million shares, and 3.8 million unexercised share options and other equity incentives awarded to our employees. U.S. GAAP requires that compensation expense for awards of shares, share options and other equity-based awards be measured on the first date that the number of shares that an employee is entitled to receive and the option or purchase price is known, referred to as the final measurement date. The final measurement date for grants of Xyratex Group Limited's class A preferred ordinary shares, as well as some of the share options, was the completion date of the initial public offering because the transferability restrictions associated with the shares lapsed on that date.

        Under our existing accounting policy we record equity compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion ("APB") 25—"Accounting for Stock Issued to Employees". We recorded an expense of $0.8 million in our 2005 fiscal year related to 0.3 million share awards based on the prorated vesting of those shares during the year. In our 2006 fiscal year we will be required to record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R—"Share Based Payment". Included in Note 2 to our consolidated financial statements is a calculation of the expense using a fair-value-based method required by FAS 123. We do not expect the calculation of equity expense under FAS 123R to differ materially from the pro forma calculations included in Note 2.

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

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2005	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues—non-cash equity compensation	—	1.7	0.2
Cost of revenues—other	78.8	77.7	77.9
Gross profit	21.2	20.6	21.9
Operating expenses:
Research and development:
Development arrangement	—	(1.3)	—
Non-cash equity compensation	—	5.2	0.7
Other	8.0	8.2	8.9
Selling, general and administrative:
Non-cash equity compensation	0.1	29.7	16.2
Other	5.6	6.1	6.7
Amortization of intangible assets	0.5	0.2	—
In process research and development	0.5	0.2	—
Other costs	—	0.5	3.5
Operating income (loss)	6.6	(28.2)	(14.2)
Net income (loss) from continuing operations	6.2%	(26.6)%	(10.7)%

Fiscal Year Ended November 30, 2005 Compared to Fiscal Year Ended November 30, 2004

        The following is a tabular presentation of our results of operations for our 2005 fiscal year compared to our 2004 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Year Ended November 30,		Increase/(Decrease)
	2005	2004	Amount	%
	US dollars in thousands
Revenues:
Storage and Network Systems	$415,379	$318,692	$96,687	30.3%
Storage Infrastructure	264,230	140,322	123,908	88.3

Total revenues	679,609	459,014	220,595	48.1

Cost of revenues—non cash-equity compensation	—	7,827	(7,827)	—
Cost of revenues—other	535,315	356,558	178,757	50.1
Gross profit:
Storage and Network Systems	64,831	56,282	8,549	15.2
Storage Infrastructure	79,463	46,174	33,289	72.1
Non cash equity compensation	—	(7,827)	7,827	—
Total gross profit	144,294	94,629	49,665	52.5
Operating expenses:
Research and development—development arrangement	—	(6,000)	6,000	—
Research and development—non cash equity compensation	—	23,959	(23,959)	—
Research and development—other	54,327	37,429	16,898	45.1
Selling, general and administrative—non cash equity compensation	828	136,363	(135,535)	—
Selling, general and administrative—other	38,014	28,005	10,009	35.7
Amortization of intangible assets	3,218	852	2,366	—
In process research and development	3,230	1,169	2,061	—
Other costs	—	2,388	(2,388)	—

Operating income (loss)	44,677	(129,536)	174,213	—
Interest income, net	1,176	1,052	124	—
Provision (benefit) for income taxes	3,964	(6,239)	10,203	—

Net income (loss) from continuing operations	$41,889	$(122,245)	$164,134	—%

  Revenues

        The 48.1% increase in our revenues in our 2005 fiscal year compared to our 2004 fiscal year was attributable to increased sales of both our Storage and Network Systems and Storage Infrastructure products.

        Of the $96.7 million increase in revenues from sales of our Storage and Network Systems products, management estimates that $32.0 million was contributed by a 54% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 24% in sales of our storage subsystem products incorporating fibre channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflects the increasing requirements for storage of digital information, particularly networked storage. The increase in revenue also included the contribution of $5.0 million from our acquisition of nStor which took place close to the beginning of the fourth quarter of our 2005 fiscal year.

        The $123.9 million increase in revenues from sales of Storage Infrastructure products primarily resulted from increases of $74.4 million in revenues from the sale of production test systems and $41.0 million in revenues from the sale of media process technology, including the contribution of $35.3 million from sales of media cleaning equipment following our acquisition of Oliver Design on May 23, 2005. Also in comparing these periods, revenues from the sale of servo track writers increased by $8.5 million. The changes in sales of these products relate to the requirements of our major disk drive customers for these products which have been affected by the growth in demand for disk drives those customers are experiencing, both in terms of volume and individual disk drive storage capacity. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and gross profit in our 2005 fiscal year compared to our 2004 fiscal year was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 21.2% in our 2005 fiscal year compared to 22.3% for our 2004 fiscal year. This reflects decreases in the gross margin for both our Storage and Network Systems and our Storage Infrastructure products, partially offset by an increase of 1.3% resulting from an increased proportion of higher margin Storage Infrastructure revenues.

        The gross margin for our Storage and Network Systems products decreased to 15.6% in our 2005 fiscal year from 17.7% in our 2004 fiscal year, primarily as a result of changes in product and customer mix, in particular the increasing proportion of lower margin products incorporating low cost disk drive technology and a reduction in sales of subsystems incorporating RAID technology, which attract a higher margin. In addition, the inclusion in our 2004 fiscal year of sales of a discontinued higher margin networking product and the timing of increases in manufacturing expenses associated with new capacity also contributed to the decrease in gross margin.

        The gross margin for Storage Infrastructure products decreased to 30.1% in our 2005 fiscal year from 32.9% in our 2004 fiscal year. This was primarily the result of changes in product mix, including a reduced proportion of higher margin component sales relative to integrated system sales and a reduced proportion of higher margin automation products. These were partially offset by a 0.8% increase in margin as a result of operating efficiencies associated with the higher volumes.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $7.8 million for our 2004 fiscal year. See Note 16 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development—development arrangement

        In our 2002 fiscal year, as part of a development arrangement with a supplier, Chaparral Network Storage Inc, or Chaparral, we loaned $6.0 million to Chaparral in connection with the development of RAID controller components to be included in certain of our products. Because we believed that the repayment of these amounts was dependent on the successful efforts of the related research and development, the amounts were recorded as expense in 2002.

        In February 2004, Dot Hill Systems Corp. acquired Chaparral and, based on the financial position of Dot Hill, we determined that the $6.0 million loan plus $0.9 million of accrued interest was collectible. Accordingly, we recorded a reduction in research and development expenses and additional interest income for these amounts in our 2004 fiscal year. In August 2004, Dot Hill repaid the loan and accrued interest in full.

  Research and Development—other

        The $16.9 million increase in other research and development expense in our 2005 fiscal year compared to our 2004 fiscal year includes increased investment of approximately $6.5 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems, including $1.6 million in connection with a new Application Storage System product line related to the in-process research and development expense described below. Of the remaining increase, $0.8 million related to approximately three months expense resulting from our acquisition of nStor, $2.4 million related to media cleaning technology as a result of our acquisition of Oliver Design, $4.2 million related to investment in new Storage Infrastructure products including automation and optical inspection technologies following our acquisitions of ZT Automation and Beyond3 and $2.6 million related to changes in exchange rates. In addition, in November 2005 we ceased investment in silicon based switch architecture which resulted in an expense of $0.8 million, primarily being employee termination expenses. This decision will reduce expenditure in our 2006 fiscal year by approximately $4.0 million.

  Selling, General and Administrative—other

        The $10.0 million increase in our selling, general and administrative expense in our 2005 fiscal year compared to our 2004 fiscal year includes the effects of our acquired businesses. $1.5 million resulting from our acquisition of nStor, $1.8 million resulting from our acquisition of Oliver Design and $0.5 million resulting from our acquisition of ZT Automation. The increase also included $2.1 million related to changes in exchange rates and a $2.1 million increase in insurance and other costs following our IPO. Additionally, we have increased the number of employees engaged in sales activities in support of the increase in the level of business.

  In process research and development

        In April 2005 we purchased intellectual property for $2.2 million consisting of a software suite which we intend to incorporate into a new Application Storage System product line within our Storage and Network Systems segment. The purchase price was recorded as an operating expense because the acquired software had not reached technological feasibility and had no alternative uses.

  Amortization of Intangible Assets

        The $2.0 million increase in amortization of intangible assets in our 2005 fiscal year includes $0.8 million and $1.1 million respectively from the amortization of intangible assets purchased as part our acquisitions of nStor on September 9, 2005 and Oliver Design on May 23, 2005.

  Other Costs

        In our 2004 fiscal year we incurred professional fees of $2.4 million in preparation for our initial public offering.

  Interest Income, Net

        We recorded net interest income of $1.2 million in our 2005 fiscal year compared to $1.1 million in our 2004 fiscal year. The interest income in the prior period includes the recognition of $1.1 million interest received on the loan made to Chaparral as part of the development arrangement described above. Excluding this amount, the recording of interest income in our 2005 fiscal year resulted from an increase in average cash balances, primarily related to the net proceeds from the issuance of common shares in connection with our IPO.

  Provision (Benefit) for Income Taxes

        During our 2005 fiscal year we recorded a provision for income taxes of $4.0 million compared with a benefit of $6.2 million in our 2004 fiscal year. This was primarily a result of the recording of an income tax benefit of $12.3 million relating to non cash equity compensation in our 2004 fiscal year. In addition, income tax expense increased by $2.1 million as a result of the increase in income before income taxes, the inclusion of an exchange gain of $1.2 million in our 2004 fiscal year and by $1.8 million because the development arrangement benefit in our 2004 fiscal year was not taxable. These effects were partially offset by a benefit of $3.3 million arising from an increase in income related to our Malaysian operation which is substantially exempt from income taxes, an adjustment to prior year reserves of $2.6 million and a $0.9 million benefit resulting from the legal reorganization of our group structure—see "Item 4C—Organization Structure". The increase in income of our Malaysian operation results from the increased level of Storage Infrastructure revenue. The adjustment to prior year reserves results primarily from the agreement of certain prior year U.K. tax filings.

  Net Income (Loss) from Continuing Operations

        The recording of net income for our 2005 fiscal year compared to a net loss from continuing operations for our 2004 fiscal year resulted primarily from non cash equity compensation expense. Factors set out above, including, in particular, the increase in our revenues also contributed to the net income. The effects of these were offset by factors set out above, including, in particular, the decrease in gross margins and increases in operating expenses.

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

	Year Ended November 30,		Increase/(Decrease)
	2004	2003	Amount	%
Revenues:
Storage and Network Systems	$318,692	$221,714	$96,978	43.7%
Storage Infrastructure	140,322	112,055	28,267	25.2

Total revenues	459,014	333,769	125,245	37.5

Cost of revenues—non-cash equity compensation	7,827	690	7,137	—
Cost of revenues—other	356,558	260,020	96,538	37.1
Gross profit:
Storage and Network Systems	56,282	39,010	17,272	44.3
Storage Infrastructure	46,174	34,739	11,435	32.9
Non-cash equity compensation	(7,827)	(690)	(7,137)	—

Total gross profit	94,629	73,059	21,570	29.5
Operating expenses:
Research and development—development arrangement	(6,000)	—	(6,000)	—
Research and development—non-cash equity compensation	23,959	2,428	21,531	—
Research and development—other	37,429	29,797	7,632	25.6
Selling, general and administrative—non-cash equity compensation	136,363	54,143	82,220	—
Selling, general and administrative—other	28,005	22,426	5,579	24.9
In-process research and development	852	—	852	—
Amortization of intangible assets	1,169	—	1,169	—
Other costs	2,388	11,625	(9,237)	—

Operating loss	(129,536)	(47,360)	(82,176)	173.5
Interest income (expense), net	1,052	(209)	1,261	—
Benefit for income taxes	(6,239)	(11,754)	5,515	—

Net loss from continuing operations	$(122,245)	$(35,815)	$(86,430)	241.3%

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

  Research and Development—Development Arrangement

        As described above, in our 2002 fiscal year, as part of a development arrangement with a supplier, we loaned $6.0 million and paid additional amounts totaling $1.8 million in connection with the development of components to be included in certain of our products and recorded these amounts as an expense. In August 2004 the loan of $6.0 million became collectible and was repaid, together with interest of $1.1 million. Accordingly, we recorded a reduction in research and development expenses and interest costs for these amounts in our 2004 fiscal year. We do not believe that the other payment of the additional $1.8 million will have any significant future benefit.

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

  In-process research and development

        The in-process research and development expense in our 2004 fiscal year relates to the acquisition of the intellectual property of Beyond3 in September 2004 and is based on an appraisal of the value of the acquired assets including the identification of intangible assets and their remaining useful lives.

  Amortization of Intangible Assets

        The amortization of intangible assets in our 2004 fiscal year relates primarily to the acquisition of the business of ZT Automation LLC in February 2004 and is based on an appraisal of the fair values of the assets acquired and liabilities assumed which included the identification of intangible assets and their remaining useful lives.

  Other Costs

        In our 2004 fiscal year we incurred $2.4 million in professional fees related to our initial public offering. In our 2003 fiscal year we incurred other costs of $11.6 million in connection with the private equity transaction with HgCapital, described above.

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

Quarterly Results of Operations

        The following table sets forth, for the periods indicated, data regarding our revenues, operating expenses and net income (loss). We derived this data from our unaudited consolidated financial statements and, in the opinion of management, this data includes all adjustments, consisting only of normal recurring entries, that are necessary for a fair presentation of our financial position and results of operations for these periods. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005	November 30, 2004	August 31, 2004	May 31, 2004	February 29, 2004
	(unaudited) (U.S. dollars in thousands)
Revenues	$203,564	$163,918	$169,604	$142,523	$116,701	$114,906	$108,122	$119,285
Cost of revenues—non-cash equity compensation	—	—	—	—	36	7,791	—	—
Cost of revenues—other	159,334	130,788	132,353	112,840	92,451	88,848	84,884	90,375

Gross profit	44,230	33,130	37,251	29,683	24,214	18,267	23,238	28,910

Operating expenses:
Research and development— development arrangement	—	—	—	—	—	—	—	(6,000)
Research and development—non- cash equity compensation	—	—	—	—	83	23,876	—	—
Research and development—other	16,845	14,062	12,858	10,562	10,597	9,660	9,222	7,950
Selling, general and administrative—non- cash equity compensation	207	240	191	190	478	135,885	—	—
Selling, general and administrative—other	11,531	9,164	8,914	8,405	7,884	7,538	6,257	6,358
Amortization of intangible assets	1,658	834	328	398	397	378	362	—
In-process research and development	1,000	—	2,230	—	852	—	—	—
Other costs	—	—	—	—	(201)	726	439	1,424
Total operating expenses	31,241	24,300	24,521	19,555	20,090	178,063	16,280	9,732

Operating income (loss)	12,989	8,830	12,730	10,128	4,124	(159,796)	6,958	19,178
Interest income (expense), net	156	351	320	349	147	77	(20)	848

Income (loss) before income taxes	13,145	9,181	13,050	10,477	4,271	(159,719)	6,938	20,026
Provision (benefit) for income taxes	(394)	1,324	2,000	1,034	(3,937)	(6,338)	1,881	2,155

Net income (loss) from continuing operations	$13,539	$7,857	$11,050	$9,443	$8,208	$(153,381)	$5,057	$17,871

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

  Cash flows

        Net cash provided by operating activities was $38.6 million, $22.8 million and $19.0 million for our fiscal years ended November 30, 2005, 2004 and 2003 respectively.

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

        Cash provided by operating activities of $38.6 million for our 2005 fiscal year resulted primarily from the positive contribution of net income of $41.9 million after excluding non-cash charges totaling $14.2 million together with an increase in accounts payable of $25.7 million. A decrease in deferred income taxes of $4.4 million and an increase in employee compensation and benefits payable of $2.5 million also contributed to the cash provided by operating activities. The increases in accounts payable and employee compensation and benefits payable result primarily from underlying revenue growth. The decrease in deferred income tax assets related primarily to the usage of U.K. net operating loss carryforwards. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $29.3 million and $16.3 million, respectively, resulting primarily from revenue growth. In addition a $2.6 million decrease in deferred revenue also offset the increase in cash provided by operating activities. The increase in deferred revenue resulted primarily from an decrease in orders on hand for Storage Infrastructure products where payments are made in advance of shipment.

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

        Cash provided by operating activities of $19.0 million in our 2003 fiscal year resulted primarily from net income from continuing operations after excluding non-cash charges of $57.3 million, $5.0 million, $4.7 million and $1.6 million for non-cash equity compensation, depreciation, private equity costs and payments paid by an employee benefit trust, respectively. In addition, $9.2 million of cash provided by operating activities in our 2003 fiscal year was due to an increase of deferred revenue related to a change in contractual payment terms in our 2003 fiscal year with one of our major customers. Increases in accounts payable, employee compensation and benefits payable and other accrued liabilities of $5.2 million, $4.8 million and $4.0 million respectively also contributed to cash provided by operating activities. The increase in these items resulted primarily from underlying sales growth and payments made by an employee benefit trust. These increases were partially offset by increases in inventory and accounts receivable of $9.8 million and $7.8 million respectively, and decreases in income taxes payable and deferred income tax of $1.5 million and $13.5 million respectively. The increase in inventory and accounts receivable are consistent with underlying sales growth as well as a build up of inventory in anticipation of high levels of shipments of Storage Infrastructure products in the first fiscal quarter of 2004. The decrease in income tax payable is primarily due to payments in our 2003 fiscal year of Malaysian withholding tax liabilities related to prior fiscal years. The increase in deferred tax assets is due to a reversal of the valuation allowance for net operating loss carryforwards related to operations in the United Kingdom. In addition, a $1.2 million repayment of a customer advance and a $1.3 million payment to a related party resulted in operating cash outflows.

        Net cash used in investing activities was $49.1 million for our 2005 fiscal year, $10.4 million for our 2004 fiscal year and $5.3 million for our 2003 fiscal year.

        Net cash used in investing activities for our 2005 fiscal year comprised $24.5 million consideration for our acquisition of nStor, $14.2 million initial consideration for our acquisition of Oliver Design less cash acquired of $10.3 million, $4.3 million deferred consideration related to our acquisition of ZT Automation, $2.2 million for our purchase of partially developed intellectual property from Cap Epsilon and $17.1 million related to capital expenditure.

        Net cash used in investing activities for our 2004 fiscal year comprised $6.0 million in respect of the initial consideration for the acquisition of the business of ZT Automation LLC, $1.4 million in respect of the purchase of intellectual property from Beyond3 and $9.0 million related to capital expenditure, partially offset by a $6.0 million repayment of a supplier note receivable. Additional amounts of consideration for our acquisition of ZT Automation of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million, of which $5.6 million was paid or payable as of November 30, 2005. Further payments of up to $17.2 million may be made for the Beyond3 intellectual property of which $1.2 million is based on the achievement of product delivery milestones and the remainder is based on a percentage of operating profit generated by the products. No additional amounts were paid or payable in connection with the Beyond 3 intellectual property as of November 30, 2005. The supplier note receivable is described in the discussion of the results of continuing operations for our 2004 fiscal year.

        Net cash used in investing activities was $5.3 million in our 2003 fiscal year, substantially all of which related to capital expenditure.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines, test equipment and computers and also includes the cost of expanding our facilities in Malaysia which in our 2005 fiscal year amounted to $1.9 million. In July 2005 we commenced a new project to replace our Enterprise and Resource Planning ("ERP") system. This will result in additional capital expenditure of approximately $6.0 million in our 2005 and 2006 fiscal years, of which $3.8 million is included in capital expenditure in our 2005 fiscal year. With this exception, we do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally increase in line with our revenues. With the exception of the new ERP system, we currently have no material commitments for capital expenditures.

        Net cash used in our financing activities was $9.0 million in our 2005 fiscal year and $12.1 million in our 2003 fiscal year. Net cash provided by our financing activities was $49.0 million in our 2004 fiscal year.

        Net cash used in financing activities for our 2005 fiscal year includes repayments totaling $5.1 million of short-term borrowings assumed as part of our acquisition of nStor, the payment of a $2.0 million acquisition note payable related to our acquisition of ZT Automation and quarterly repayments totaling $4.0 million under our HSBC term loan. These were partially offset by proceeds of $2.2 million from the exercise of employee share options.

        Net cash provided by financing activities in our 2004 fiscal year includes the net proceeds of our initial public offering on June 29, 2004 in which we issued 4,000,000 common shares at $14.00 per share. The total proceeds received by us were $56.0 million and net proceeds received by us after deducting underwriting discounts and other offering expenses was $48.1 million. In addition, $5.0 million related to the issuance of ordinary shares to employees and directors in respect of share options and other share awards. These were partially offset by the four quarterly repayments of $1.0 million under our HSBC term loan.

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

  Liquidity

        As of November 30, 2005, our principal sources of liquidity consisted of cash and cash equivalents of $41.2 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $11.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over approximately five years. The facilities also include a revolving line of credit which expires in September 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $10.0 million and bears interest at a rate of 0.75% above LIBOR. The overdraft facility is for an aggregate principal amount of up to approximately $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of November 30, 2005, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

        Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. As described above, in connection with the acquisition of the business of ZT Automation LLC we will be required to make further payments of deferred consideration of up to $16.1 million over approximately fifteen months based on the revenue generated by this business and we may also be required to make additional payments of up to $17.2 million related to the purchase of intellectual property from Beyond3. Based on current forecasts, the amounts payable under these agreements are unlikely to be greater than $10 million. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 24 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2005 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(US dollars in thousands)
Long-term borrowings	$11,000	$4,000	$7,000	$—	$—
Operating lease commitments	21,110	6,250	13,498	1,362	—
Purchase commitments	143,750	143,750	—	—	—
Deferred consideration	3,000	3,000	—	—	—

Total contractual cash obligations	$177,860	$157,000	$20,498	$1,362	$—

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

        In connection with our February 2004 acquisition of the business and assets of ZT Automation LLC, we may have to pay amounts of up to $16.1 million over the next fifteen months based principally on future revenue of the acquired business. In connection with our purchase of Intellectual property from Beyond3 we may be required to make payments of up to $17.2 million of which $1.2 million is based on the achievement of product delivery milestones and $16.0 million is based on future operating income related to these products.

Off Balance Sheet Arrangements

        As of November 30, 2005, we did not have any significant off-balance-sheet arrangements.

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

Income Taxes

        We have recorded a $16.9 million valuation allowance against the deferred tax asset balance of $40.9 million due to the likelihood that, based on management's judgment and assumptions, this portion of the balance will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we will, more likely than not, be able to realize a greater or lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, an adjustment to the deferred tax assets would increase or decrease income in the period such determination was made. The deferred tax asset balance includes an amount of $5.2 million which relates to the income tax deduction which may be obtained when employees exercise share options, calculated as the excess of the market price on the date of exercise over the exercise price. All movements in this element of the deferred tax asset have been recorded as changes in additional paid in capital since the actual tax benefits have been in excess of those intially recorded. As well as being dependent on the factors affecting future taxable income the realization of this asset is also dependent on our future share price.

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

        Intangible assets as of November 30, 2005 were $50.9 million, and any future write-downs of goodwill would adversely affect our operating margin.

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

        In December 2004, the FASB issued FAS 123 (revised 2004), "Share-Based Payment" (FAS 123R) which will be effective in our 2006 fiscal year and will require that we use the fair value method to calculate the expense related to our employee share based awards. We currently use the intrinsic value method to measure compensation expense for share-based awards to our employees. Included in Note 2 to the consolidated financial statements is the pro forma net income and earnings per share as if we had used a fair-value-based method similar to the methods required under SFAS 123R to measure the compensation expense for employee share awards during our 2005, 2004 and 2003 fiscal years.

        In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)". In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". These interpretations provide further guidance on the implementation of FAS 123R as set out in their respective titles. We will apply the principles of SAB 107 and these interpretations in conjunction with our adoption of FAS 123R.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, "Accounting for Asset Retirement Obligations", and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and will be adopted by us beginning December 1, 2005. We do not expect the adoption of this interpretation to have a material effect on our financial condition or results of operations

        In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections" ("FAS 154"), which replaced APB No. 20, "Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In June 2005, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements" ("EITF 05-6."). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

        In June 2005, the FASB issued Staff Position FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the "Directive"), adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

        In September 2005, the FASB issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13"). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. We are evaluating the impact that this will have on our consolidated financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A: Directors and Senior Management

Management

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	45	Chief Executive Officer
Richard Pearce	35	Chief Financial Officer
Steve Thompson	52	Chief Technology Officer
Adam Wray	38	Executive Vice President

        Steve Barber is our Chief Executive Officer, our acting Executive Vice President of Storage and Network Systems and a member of our Board of Directors. Mr. Barber has served as Chief Executive Officer of Xyratex Ltd and its predecessor companies since February 2003, having previously served as President from March 2002 and as Executive Vice President and Director of Business Development from October 2000. Prior to assuming these positions, Mr. Barber led the development of our warranty and repair business from a small U.K. based company to a global business with operations in Europe, the United States and Southeast Asia. Our warranty and repair business was sold to Teleplan in June 1999. Mr. Barber acted as a division president of Teleplan from June 1999 before leaving Teleplan and re-joining our business in October 2000. Mr. Barber was a member of the executive team that led our 1994 management buy-out from IBM and, prior to that, held a number of management positions with IBM. Mr. Barber holds a Bachelor of Science degree in electronic engineering from the University of Natal, Durban, South Africa. Mr. Barber also serves as a director on the boards of directors of several of our subsidiaries.

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

        During our 2005 fiscal year Paul Hannah and Matt Cornell, two of our executive vice presidents, resigned as executive officers, both for personal reasons. In January 2006 Will Leonard, one of our executive vice presidents, stepped down from the post of executive officer in order to concentrate on business development and on exploiting Xyratex technology in new markets.

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	50	Chairman
Steve Barber	45	Director
Nic Humphries	38	Director
Jonathan Brooks	50	Director
Ernest Sampias	54	Director
Steve Sanghi	50	Director

        Andrew Sukawaty has been the Chairman of our board of directors since October 2004. Mr. Sukawaty is also chairman of the board of directors and chief executive officer of Inmarsat plc, a company listed on the London Stock Exchange (LSE), the world-wide mobile satellite services provider. He is a director of O2 plc, a company listed on the LSE and he is a director of Powerwave Technologies Inc (NASDAQ). He has 28 years of experience in technology industries in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and senior roles with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

        Steve Barber.    As above.

        Nic Humphries has served as a member of the board directors of Xyratex Ltd and its predecessor company, Xyratex Group Limited, since September 2003. Mr. Humphries was appointed as a director by Xtx Limited, the company through which funds managed by HgCapital own our shares. Mr. Humphries is a general partner of HgCapital, a European private equity investment firm, and has been Head of HgCapital's Technology Practice since July 2001. Prior to joining HgCapital, Mr. Humphries was Managing Director of the European business of Geocapital Partners, a technology venture capital firm, and Head of Technology and Telecoms at Barclays Private Equity. He has 15 years of experience in the venture capital and private equity industry and is a member of the boards of directors of several private technology companies. Mr. Humphries holds a Bachelor of Science degree in Electronic and Electrical Engineering from the University of Salford, was a U.K. National Engineering Scholar and is a Fellow of the Association of Chartered Certified Accountants.

        Jonathan Brooks has served as a director on our board of directors since May 1, 2004. For the past four years, Mr. Brooks has assisted several venture capital-backed private equity companies in financial and strategic management. Mr. Brooks is currently a director of Frontier Silicon Holdings Limited, a company which supplies semiconductor technology for use in digital radio and television applications, and is Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for Wimax applications. He is also a director of e2v Technologies plc, which develops sensor technology, and Glotel Plc, a temporary staffing company, both of which are listed on the LSE. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company which listed on the LSE and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks holds a Bachelors degree in economic and social science from the University of Wales and an MBA from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

        Ernest Sampias has served as a director on our board of directors since May 1, 2004. He was appointed as the Chief Financial Officer for Local Matters, Inc. in Denver, Colorado as of June, 2005. Mr. Sampias has over 25 years of related experience in financial management roles. Prior to joining Local Matters, Inc., Mr. Sampias was the Chief Financial Officer for McDATA. He also has 15 years of experience in several financial management positions with US West. Mr. Sampias' last assignment for US West was as Vice President and Chief Financial Officer for US West DEX, which was the Yellow Pages Directory subsidiary of US West with annual revenues of $1.6 billion. Mr. Sampias also has financial management experience with Convergent Communications, Inc., Aerojet-General Corporation, and Nimbus, Inc. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction. Mr. Sampias holds a Masters degree in Taxation from DePaul University in Chicago. Mr. Sampias is a Certified Public Accountant and a member of the Financial Executives International organization.

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

Item 6B: Compensation

Director Compensation

        We paid our board of directors (consisting of 6 persons) an aggregate amount of $816,000 for the fiscal year ending November 30, 2005 (of which $659,000 comprised salaries or fees, $20,000 comprised non-cash payments and $137,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2005, we have also awarded four members of our board of directors options to purchase 115,000 Xyratex Ltd common shares at $14.31 per share granted for no consideration.

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

Executive Compensation

        The aggregate compensation paid to the seven executive officers of Xyratex Ltd for the fiscal year ending November 30, 2005 was $2,138,000 (of which $1,336,000 comprised salary, $93,000 comprised non-cash payments and $709,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2005, we have also awarded five executive officers options to purchase 240,000 Xyratex Ltd common shares at $14.31 per share granted for no consideration.

        At the end of our 2005 fiscal year, bonus amounts to be paid to respective executive officers were determined on a discretionary basis by the board of directors based on the satisfaction of certain performance criteria by the individual executive officer. Non-cash payments to executive officers consisted of leased cars and health insurance.

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

  •
  Class III, whose term will expire at the annual general meeting to be held in 2008.

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

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty, Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. Members of the Compensation Committee do not participate in decisions regarding their own remuneration. The Compensation Committee generally meets at least four times a year and met 6 times during the financial year ended November 30, 2005. Its members are not eligible for bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias, Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Audit Committee met 6 times during the fiscal year ended November 30, 2005. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

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

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee is comprised of Andrew Sukawaty, Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nomination and Governance Committee met once during the fiscal year ended November 30, 2005 in connection with the reappointment of Mr. Humphries and Mr. Sanghi as directors of the company.

Item 6D: Employees

        As of November 30, 2005, we employed 1,405 permanent employees worldwide and an additional 289 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of employees as of the dates indicated:

	As of November 30,
	2005	2004	2003
Operations	747	443	360
Research and development	386	313	245
Sales, marketing and service	140	107	77
General and administration	132	105	89

Total	1,405	968	771

Total employees in the United States	497	234	136
Total employees in Asia	404	249	217
Total employees in the United Kingdom	502	485	418

Item 6E: Share Ownership

Executive Officer and Director Share and Option Ownership

        The following table sets forth the number of our common shares and the number of options to purchase our common shares owned by our executive officers and directors as of January 31, 2006. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

Name	Number of Shares	Percentage of Shares Outstanding	Options(1)	Option Exercise Price Per Share		Expiration Date
Steve Barber	830,379	2.9%	31,091 72,546 100,000		$£1.447 £1.447 14.31	March 29, 2011 April 22, 2012 January 9, 2015
Richard Pearce	195,600	0.7%	38,863 51,818 55,000		$£1.447 £2.653 14.31	March 29, 2011 July 22, 2012 January 9, 2015
Steve Thompson	294,130	1.0%	44,566 50,000		$£1.447 14.31	March 29, 2011 January 9, 2015
Adam Wray	133,357	0.5%	34,545 34,090 72,546 45,000		$£1.447 £2.653 £2.653 14.31	March 29, 2011 November 13, 2011 July 22, 2012 January 9, 2015
Andrew Sukawaty	207,275	0.7%	228,003		$14.47	March 30, 2014
Jonathan Brooks	0	0%	20,000 5,000	$ $	14.00 14.31	June 28, 2014 January 9, 2015
Ernest Sampias	2,500	0%	10,000		$14.00	June 28, 2014
Steve Sanghi	0	0%	20,000 5,000	$ $	14.00 14.31	June 28, 2014 January 9, 2015
Nic Humphries	1,110	0%	—		—	—
All our directors and executive officers as a group (eight persons)	1,664,351	5.8%

(1)
All options entitle the option holder to purchase one common share for each option held.

Employee Benefit/Share Option Plans

Xyratex Ltd Share Option and Share Purchase Plans

        Xyratex Ltd operates share option and purchase plans under which it may grant options. In addition, Xyratex Ltd may establish equity plans under which restricted stock and stock bonus awards may be granted.

        Xyratex Ltd and Credit Suisse First Boston, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which options may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At January 31, 2006, options over 1,503,000 of our common shares had been granted since our initial public offering.

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

        Options held by a Participant will lapse if the Participant ceases to be employed by Xyratex Ltd or any of its subsidiaries save to the extent that the reason for cessation is as outlined in the paragraph above.

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

        At January 31, 2006, no performance targets have been imposed in respect of options granted under the Approved Plan.

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

        In the event of a variation of share capital by way of capitalization, rights issue, sub-division, consolidation or reduction of share capital, then the number of Xyratex Ltd common shares subject to a subsisting option and the price payable on exercise may be adjusted. No adjustment can be made to options granted under the Xyratex Ltd Approved Plan without prior Inland Revenue approval and no adjustment can be made which would cause the aggregate amount payable on the exercise of an option in full to be increased.

        Our board of directors may alter the plans, but no alteration will have effect under the Xyratex Ltd Approved Plan without prior U.K. Inland Revenue approval. Certain alterations cannot take effect without shareholder approval (unless they are amendments to comply with or take account of applicable legislation or statutory regulations or any change therein or any requirements of the Inland Revenue for the approval of the Xyratex Ltd Approved Plan or to obtain or maintain favorable taxation treatment for Xyratex Ltd or Participants or potential Participants), being the limits on the number of Xyratex Ltd common shares which can be offered under the relevant plans, the category of persons who may participate, the price at which options may be granted, the number of Xyratex Ltd common shares over which an employee may hold an option, the period during which options may be offered and exercised, the rights attaching to Xyratex Ltd common shares subject to an option, the provisions for altering the rights attaching to common shares and for altering the terms of the relevant plan and the provisions which apply on a winding-up of Xyratex Ltd.

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

        In the event of a variation of share capital by way of capitalization, rights issue, sub-division, consolidation or reduction of share capital, then the number of Xyratex Ltd common shares subject to a subsisting option and the price payable on exercise may be adjusted. No adjustment can be made to options granted under the Sharesave Plan without prior Inland Revenue approval.

        Our board of directors may alter the plans, but no alteration will have effect under the Sharesave Plan without prior U.K. Inland Revenue approval. The provisions relating to shareholder approval for amendments are as the Xyratex Ltd Approved Plan.

        None of the benefits which may be received under the Sharesave Plan shall be pensionable.

        The Sharesave Plan was approved by our shareholders at our annual general meeting of shareholders on April 13, 2005.

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

  Deputy Chairman's Stock Option Plan

        Xyratex Ltd made a one-time grant of options to purchase 228,003 Xyratex Ltd common shares to Mr. Sukawaty, who at the time of grant was Deputy Chairman of the Company. The unapproved stock options were granted effective March 31, 2004 and the exercise price of the options is $14.47 per share. The options will vest as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 228,003 shares.

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

        At January 31, 2006,we had granted rights to restricted shares to new employees in connection with the purchase of intellectual property from Cap Epsilon in April 2005. We granted rights to 190,000 shares at no cost, which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008. In addition we granted rights to 5,000 restricted shares to new employees in connection with the Oliver Design acquisition.

  Stock Bonus Awards

        Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At January 31, 2006, no stock bonus awards have been made.

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

  The Unapproved Plan

        The Unapproved Plan was adopted on October 12, 2000. Under the Unapproved Plan options were granted by the Trustee of the Havant International Employee Benefit Trust. As at January 31, 2006, there are no subsisting options granted under this plan.

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

        The following table contains a summary of all options that have been granted under the Company's share option plans as of January 31, 2006:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	100,231	100,231
The Xyratex Ltd Unapproved Plan	—	668,519	668,519
The Unapproved Plan	—	—	—
The Approved Plan	662,549	31,091	693,640
The Unapproved Schedule	141,775	346,601	488,376
The 2004 Plan	—	729,756	729,756
The Directors Stock Option Plan	—	50,000	50,000
The Deputy Chairman's Stock Option Plan	—	228,003	228,003

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A: Major Shareholders

        The table below sets forth information regarding beneficial ownership of shares of Xyratex Ltd as of the most recent practicable date held by each person who is known by us to have more than 5.0% beneficial share ownership.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name
	Date	Shares	Percentage
Xtx Limited(1)	January 31, 2006	7,822,359	27.2%
FMR Corp(2)	November 30, 2005	4,260,450	15.0%
J.&W. Seligman & Co. Incorporated(2)	November 30, 2005	1,693,140	6.0%

(1)
Consists of 7,822,359 common shares, representing 27.2% of shares outstanding at January 31, 2006. Pursuant to the scheme of arrangement pursuant to which Xyratex Ltd became our parent company immediately prior to the closing of our initial public on June 29, 2004, Xtx Limited received 10,488,432 common shares in exchange for 11,098,870 shares of Xyratex Group Limited, the parent company of our business prior to the time of our initial public offering. Xtx Limited sold 1,366,073 common shares in our initial public offering. In September 2003, Xtx Limited acquired 10,433,682 class B preferred ordinary shares of Xyratex Group Limited for a total consideration of £47,055,905.82 from other shareholders pursuant to the exemption from registration provided by Regulation S under the Securities Act, and 665,188 class B preferred ordinary shares from us for a total consideration of £33,259.40 in a transaction pursuant to the exemption from registration provided by Regulation S under the Securities Act. Xtx Limited, through the funds managed by HgCapital, initially received shares in Xyratex Group Limited pursuant to a private equity investment transaction in August 2003. The entire issued share capital of Xtx Limited is legally owned by Rowan Nominees Limited (36,976,150 shares) and Rowan Nominees A/C RR Limited (3,779,821 shares). All of Xtx Limited's shares are beneficially owned by investment funds managed by either Hg Investment Managers Ltd (which manages 1,360,250 common shares, or 4.7% of shares outstanding at January 31, 2006) or Hg Pooled Management Limited (which manages 6,462,109 common shares, or 22.5% of shares outstanding at January 31, 2006). The directors of Hg Investment Managers Ltd and Hg Pooled Management Limited are Ian Armitage, Roy Goddard, Frances Jacob and Leonard Samuel Licht.

(2)
For information on the beneficial ownership of these shares see the relevant Forms SC 13G/A as filed with the SEC on February 14, 2006.

        As of January 31, 2006, the number of shares of Xyratex Ltd held of record in the United States was 14,460,689 common shares, held by 207 record holders, representing 50.4% of our common shares outstanding.

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

        On June 10, 2002, Havant International Limited and our subsidiary, Xyratex Technology Limited, entered into a lease agreement for our corporate headquarters in Havant, United Kingdom and for the provision of services relating to this property. Pursuant to the agreement, we leased 81,000 square feet of office and manufacturing. Subsequently we have entered into lease agreements for an additional 25,000 square feet. Under the terms of these agreements, Havant International Limited has also agreed to provide certain services relating to the property, such as property taxes, security, maintenance, property insurance, conference facilities and catering. The annual amounts payable under these agreements total $3.5million. The terms of these lease agreements were negotiated with Havant International Limited. However, we have not obtained market data to determine how the negotiated terms compare to those an unrelated party may have received. Xyratex Technology Limited also procures certain additional services from Havant International Limited such as electricity, telephones, cleaning and leasehold improvements. The prices for these services are based on cost and are negotiated at least annually. In our 2005 fiscal year the amount paid to Havant International for these services totaled $1.8 million. We have evaluated the negotiated terms of these arrangements based on comparative market data and on that basis we believe the terms approximate those which a non-related party to Havant International Limited would have received.

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of January 31, 2006, the Trust held 804,324 Xyratex Ltd common shares, substantially all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

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

Item 8B: Significant Changes

        Not applicable.

ITEM 9: THE OFFER AND LISTING

Item 9A: Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on the Nasdaq National Market. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on the Nasdaq National Market. At close of business on January 31, 2006, the market price for our common shares was $22.57.

Annual high and low market prices

        Our initial public offering and the listing of our common shares on the Nasdaq National Market took place on June 23, 2004. Prior to our initial public offering there was no public market for our common shares. For the year ending November 30, 2005, the annual high market price for our common shares on the Nasdaq National Market was $21.87 and the annual low market price was $12.50.

Quarterly high and low market prices

        The table below states for the four quarters of 2005, high and low prices of our common shares on the Nasdaq National Market.

	NASDAQ
	U.S. dollar per common share
Quarter 2004
	High	Low
First	$21.87	$13.51
Second	$20.16	$14.76
Third	$18.95	$14.66
Fourth	$17.00	$12.50

Monthly high and low market prices

        This table states high and low sales prices for the last twelve months.

	NASDAQ
	U.S. dollar per common share
Month
	High	Low
January 2005	$19.85	$13.51
February 2005	$21.87	$17.50
March 2005	$20.16	$15.66
April 2005	$19.82	$15.78
May 2005	$18.34	$14.76
June 2005	$18.95	$14.76
July 2005	$18.66	$14.66
August 2005	$18.50	$15.52
September 2005	$17.00	$12.50
October 2005	$14.95	$13.06
November 2005	$16.00	$13.41
December 2005	$18.10	$15.63

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

Item 10E: Taxation

United States Federal Income Tax Considerations

        The following discussion is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below). For the purpose of this discussion only, "our common shares" refers to shares of Xyratex Ltd. This summary is based on the federal income tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase our common shares. The discussion addresses only U.S. Holders that purchase our common shares and hold them as capital assets and use the U.S. dollar as their functional currency. It does not deal with the U.S. federal income tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers, dealers, traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders of ten percent or more of our common shares (by vote or value, and directly or by attribution), persons holding our common shares as part of a hedging, straddle, conversion or constructive sale transaction or persons whose functional currency is not the U.S. dollar. US Holders should consult their tax advisors about the U.S. federal, state, local and foreign tax consequences to them of an investment in our common shares.

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended November 30, 2005 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound exchange rate exposure through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2005 we had $0.1 million net U.K. pound denominated liabilities. A hypothetical 10% movement in exchange rates at November 30, 2005 would not have significantly impacted our net earnings.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2005 and November 30, 2004:

	November 30,
	2005	2004
Forward exchange contracts	$46,070	$21,127
Fair value of contracts	$(1,658)	$1,348
Carrying value of contracts	$(1,658)	$1,348
Average rate of contract	$1.84	$1.76
Period end rate	$1.72	$1.89
Maximum period of contracts (months)	12	12

        Since November 30, 2005, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2005 totaling $41.2 million. These are primarily held in variable interest liquidity funds and overnight deposits. In addition, at November 30, 2005 we had short and long-term bank borrowings with variable interest rates amounting to $11.0 million. We do not hedge our exposure to interest rate fluctuations through the use of derivative instruments.

        For the year ended November 30, 2005 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $37.8 million. A hypothetical 1% change in interest rates during our 2005 fiscal year would have impacted our net interest income by approximately $0.4 million.

        Since November 30, 2005, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

        None.

ITEM 15: CONTROLS AND PROCEDURES

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Group's management, including its Chief Executive and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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

Item 16B: Code of Ethics

        The Company has in place a Code of Business Conduct and Ethics that applies to all Directors, officers and employees, which qualifies as a code of ethics as required by recent SEC rule adoptions under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to the Company's principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics is included as an exhibit to our Annual Report on Form 20-F for our fiscal year ended November 30, 2004 (SEC File No 000-50799 as filed with the SEC on 28 February, 2005, which is available at www.sec.gov.

Item 16C: Principal Account Fees and Services

        The following fees were billed by our independent auditors, PricewaterhouseCoopers LLP, during the two years ended November 30, 2005:

	Year ended November 30,
	2005	2004
	(U.S. dollars in thousands)
Audit Fees(1)	$485	$388
Audit-related fees(2)	—	1,679
Tax fees(3)	450	554
All other fees(4)	8	39

Total fees	$943	$2,661

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2005 and 2004, reviews of the financial statements included in the Company's quarterly financial press releases on Form 6-k and the statutory audits of our subsidiaries.

(2)
Represents fees for professional services related to our initial public offering in 2004 and the audit of ZT Automation LLC in connection with our acquisition of the ZT Automation business.

(3)
Represents fees for professional services related to tax services, including tax compliance, tax advice, tax planning and expatriate tax services.

(4)
In our 2005 fiscal year represents fees for professional services relating to advising on the setting up of overseas branches and advisory work related to obtaining government grants and for the 2004 fiscal year represents fees for professional services related to advising on the setting up of overseas branches.

Audit Committee pre-approval policies and procedures

        We have established a policy addressing the independence of our external auditors and the provision of services by our external auditors. Pursuant to this policy, our external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been pre-approved by the Audit Committee. The Audit Committee has granted general pre-approval to all permissible services to be provided by the Company's external auditors not in excess of $200,000 in aggregate in any fiscal year and that do not exceed $50,000 per individual service provided. The Audit Committee must specifically pre-approve all services in excess of these amounts. Certain of the permissible audit services, audit-related services and non-audit services that our Audit Committee may pre-approve pursuant the policy have been set forth below. The Audit Committee annually reviews the list of permissible pre-approved services and may add or subtract services from the list from time to time.

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2005 under these policies and procedures.

Item 16D: Exemption From the Listing Standards for Audit Committees

        Not applicable.

Item 16E: Purchase of Equity Securities by Company and Affiliated Purchasers

        None.

PART III

ITEM 17: FINANCIAL STATEMENTS

        We have responded to "Item 18: Financial Statements" in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

        The following financial statements are included as part of this Annual Report:

Item 19: EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd
4.1	Lease Agreement between Havant International Limited and Xyratex Technology Limited dated June 10, 2002*
4.2	Services Agreement between Havant International Limited and Havant International Holdings Limited dated October 12, 2000*
4.3	Asset Purchase Agreement among Xyratex Technology Limited, ZT Automation LLC and ZT Automation Pte. Ltd. dated February 23, 2004*
4.4	Investment and Shareholders Agreement Relating to Xyratex Group Limited dated August 12, 2003*
4.5	Trading Agreement dated January 1, 2004*
4.6	Lease agreement between Havant International Limited and Xyratex Technology Limited dated October 10, 2005
8	Subsidiaries of Xyratex Ltd
11	Code of Business Conduct and Ethics**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Report of Independent Accountants on Financial Statement Schedule
15.2	Schedule II—Valuation and Qualifying Accounts and Reserves

*
Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

**
Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 28, 2005.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

XYRATEX LTD

February 21, 2006

By:	/s/ STEVE BARBER Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and shareholders of Xyratex Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at November 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Southampton
England
February 21, 2006

XYRATEX LTD

AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2005	2004
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$41,240	$63,495
Accounts receivable, net of allowance for doubtful amounts of $316 and $198	82,449	49,656
Inventories	71,543	43,014
Prepaid expenses	2,244	2,594
Deferred income taxes	6,480	6,774
Other current assets	3,236	2,855

Total current assets	207,192	168,388
Property, plant and equipment, net	25,643	14,495
Intangible assets, net	50,904	7,911
Deferred income taxes	17,551	14,448

Total assets	$301,290	$205,242

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$79,927	$47,067
Acquisition note payable	3,000	2,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	13,620	10,811
Deferred revenue	16,434	1,887
Income taxes payable	421	462
Deferred income taxes	—	536
Other accrued liabilities	15,506	10,778

Total current liabilities	132,908	77,541
Long-term debt	7,000	11,000

Total liabilities	139,908	88,541

Commitments and contingencies (note 14)
Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,437 and 28,043 issued and outstanding	284	280
Additional paid-in capital	333,886	329,267
Accumulated other comprehensive income (loss)	(1,356)	755
Accumulated deficit	(171,432)	(213,601)

Total shareholders' equity	161,382	116,701

Total liabilities and shareholders' equity	$301,290	$205,242

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2005		2004		2003
	(US dollars and amounts in thousands except per share amounts)
Revenues		$679,609		$459,014		$333,769
Cost of revenues—non cash equity compensation	—		7,827		690
Cost of revenues—other	535,315	535,315	356,558	364,385	260,020	260,710

Gross profit		144,294		94,629		73,059
Operating expenses:
Research and development—development arrangement	—		(6,000)		—
Research and development—non cash equity compensation	—		23,959		2,428
Research and development—other	54,327	54,327	37,429	55,388	29,797	32,225
Selling, general and administrative—non cash equity compensation	828		136,363		54,143
Selling, general and administrative—other	38,014	38,842	28,005	164,368	22,426	76,569
Amortization of intangible assets		3,218		1,169		—
In process research and development		3,230		852		—
Other costs		—		2,388		11,625

Total operating expenses		99,617		224,165		120,419

Operating income (loss)		44,677		(129,536)		(47,360)
Interest income (expense), net		1,176		1,052		(209)

Income (loss) from continuing operations before income taxes		45,853		(128,484)		(47,569)
Provision (benefit) for income taxes		3,964		(6,239)		(11,754)

Net income (loss) from continuing operations		41,889		(122,245)		(35,815)
Income (loss) from discontinued operations (net of taxes)		280		(12,924)		(20,194)
Loss from sale of discontinued operations (net of taxes of zero)		—		—		(185)

Net income (loss)		$42,169		$(135,169)		$(56,194)

Net earnings (loss) per share—basic:
Net income (loss) from continuing operations		$1.48		$(6.72)		$(9.60)
Income (loss) from discontinued operations, net of income tax		0.01		(0.71)		(5.41)
Loss from sale of discontinued operations, net of income tax		—		—		(0.05)

Net earnings (loss) per share		$1.49		$(7.43)		$(15.07)

Net earnings (loss) per share—diluted:
Net income (loss) from continuing operations		$1.44		$(6.72)		$(9.60)
Income (loss) from discontinued operations, net of income tax		0.01		(0.71)		(5.41)
Loss from sale of discontinued operations, net of income tax		—		—		(0.05)

Net earnings (loss) per share		$1.45		$(7.43)		$(15.07)

Weighted average common shares, class B preferred ordinary shares and class B ordinary shares (in thousands), used in computing net earnings (loss) per share(1):
Basic		28,329		18,195		3,730

Diluted		29,031		18,195		3,730

(1)
In 2005 includes only common shares.

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD
AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(US dollars and amounts, in thousands)

		Xyratex Group Limited
							Xyratex Group Limited
		Number of Ordinary Shares
	Xyratex Ltd Number of Common Shares					Xyratex Ltd	Par value					Accumulated other comprehensive income (loss)
										Additional paid in capital	Accumulated deficit		Treasury shares
		A	B	C	Treasury	Par value	A	B	C					Total
Balances as of November 30, 2002	—	7,166	1,856	12,850		$—	$106	$27	$200	$11,265	$(3,299)	$663		$8,962
Conversion of ordinary shares(1)		2,416	10,434	(12,850)			$38	$162	$(200)					—
Repurchase of ordinary shares(1)					(2,661)								(18,939)	—
Retirement of ordinary shares(1)		(805)	(1,856)		2,661		(12)	(30)		42	(18,939)		18,939	(18,939)
Issuance of ordinary shares		68	665				1	10		4,944				4,955
Non cash equity compensation										77,201				77,201
Employee bonus paid by trust										1,573				1,573
Components of comprehensive loss, net of tax:														—
Net loss											(56,194)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:												1,443

Total comprehensive loss														(54,751)

Balances as of November 30, 2003	—	8,845	11,099	—	—	$—	$133	$169	$0	$95,025	$(78,432)	$2,106	$—	$19,001
Issuance of Xyratex Group Limited ordinary shares		1,412		2,576			26		47	4,182				4,255
Exchange of Xyratex Group Limited ordinary shares for Xyratex Ltd common shares(2)	23,880	(10,257)	(11,099)	(2,576)		239	(159)	(169)	(47)	136				—
Issuance of Xyratex Ltd common shares	4,163					41				48,851				48,892
Non-cash equity compensation										181,073				181,073
Components of comprehensive loss, net of tax:
Net loss											(135,169)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:												(1,351)

Total comprehensive loss														(136,520)

Balances as of November 30, 2004	28,043	—	—	—	—	$280	$—	$—	$—	$329,267	$(213,601)	$755	$—	$116,701
Issuance of common shares	394					4				2,171				2,175
Non-cash equity compensation										2,304				2,304
Employee bonus paid by trust										144				144
Components of comprehensive income, net of tax:
Net income											42,169
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:												(2,111)

Total comprehensive income														40,058

Balances as of November 30, 2005	28,437	—	—	—	—	$284	$—	$—	$—	$333,886	$(171,432)	$(1,356)	$—	$161,382

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

XYRATEX LTD

AUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2005	2004	2003
	(US dollars in thousands)
			(revised)(1)
Cash flows from operating activities:
Net income (loss) from continuing operations	$41,889	$(122,245)	$(35,815)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation	6,694	5,336	4,969
Amortization of intangible assets	3,218	1,169	—
Non-cash equity compensation	828	168,149	57,261
Bonus paid by trust	144	—	1,573
In process research and development	3,230	852	—
Private equity and restructuring costs	—	—	4,682
Loss (gain) on sale of assets	90	(36)	71
Supplier note receivable	—	(6,000)	—
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(29,272)	(6,695)	(7,820)
Inventories	(16,297)	(2,084)	(9,832)
Prepaid expenses and other current assets	(542)	244	(947)
Accounts payable	25,668	4,251	5,208
Customer advance	—	(1,073)	(1,227)
Employee compensation and benefits payable	2,474	(1,610)	4,837
Deferred revenue	(2,560)	(11,093)	9,209
Income taxes payable	(643)	147	(1,479)
Deferred income taxes	4,403	(7,709)	(13,538)
Amount payable to related party	—	—	(1,342)
Other accrued liabilities	(986)	1,234	3,951
Net cash used for operating activities of discontinued operations	280	—	(780)

Net cash provided by operating activities	38,618	22,837	18,981

Cash flows from investing activities:
Investments in property, plant and equipment	(17,070)	(8,985)	(5,107)
Dispositions of property, plant and equipment	—	36	—
Disposal of business, net of cash disposed and costs of disposition	—	—	(175)
Acquisition of business, net of cash received	(34,845)	(7,418)	—
Repayment of supplier note receivable	—	6,000	—

Net cash used in investing activities	(51,915)	(10,367)	(5,282)

Cash flows from financing activities:
Net payments of short-term borrowings	(9,133)	(4,133)	(4,630)
Payment of acquisition note payable	(2,000)	—	—
Proceeds of long term borrowing	—	—	19,000
Payments of long term borrowing	—	—	(7,850)
Repurchase of ordinary shares	—	—	(18,939)
Proceeds from issuance of shares	2,175	53,150	273

Net cash provided by (used in) financing activities	(8,958)	49,017	(12,146)

Change in cash and cash equivalents	(22,255)	61,487	1,553
Cash and cash equivalents at beginning of period—continuing operations	63,495	2,008	455

Cash and cash equivalents at end of period—continuing operations	$41,240	$63,495	$2,008

(1)
We have revised our 2003 statement of cash flows to disclose that cash flows attributable to our discontinued operations relate to operating activities.

The accomanying notes are an integral part of these consolidated financial statements.

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

        For the periods prior to June 29, 2004 these financial statements represent the financial position, results of operations and cash flows of Xyratex Group Limited, and its subsidiaries and subsequent to this date represent the results of operations and cash flows of Xyratex Ltd and its subsidiaries. In these notes both Xyratex Limited and Xyratex Group Limited together with their subsidiaries are referred to as the "Company".

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

        Principles of consolidation.    The consolidated financial statements include the accounts of Xyratex Ltd and its wholly and majority-owned subsidiaries. Wholly and majority-owned subsidiaries are all entities over which the Group has the power to control the entity's financial and operating policies All significant intercompany accounts and transactions have been eliminated.

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

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in current income. Net foreign currency remeasurement gains (losses) of $500, $(927) and $(764) are included in selling general and administrative—other, in the years ended November 30, 2005, 2004 and 2003, respectively. Net foreign currency remeasurement gains (losses) of $nil, $1,192 and $(97) are included in provision (benefit) for income taxes in the years ended November 30, 2005, 2004 and 2003, respectively.

        Comprehensive income (loss).    In addition to net income, comprehensive income (loss) includes charges or credits to equity that are not the result of transactions with shareholders. For the Company, this includes unrealized gains and losses on forward foreign currency contracts and foreign currency options. The Company has included components of comprehensive income (loss) within the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).

        Revenue recognition.    Revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For sales that include installation services as part of the arrangement and objective and reliable evidence of their fair value is available, such installation services are considered a separate element of the arrangement and therefore revenue relating to the delivery of equipment is recognized on delivery. Where no objective and reliable evidence is available for the fair value of installation services which are part of the overall arrangement, revenue for all elements of the arrangement is deferred until installation is complete. Revenue from services other than installation is recognized as services are rendered and accepted by the customer. A number of the Company's contracts for the supply of products have included payments upon the achievement of substantive milestones for Non-Recurring Engineering ("NRE") during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $757, $1,500 and $1,700 in the years ended November 30, 2005, 2004 and 2003 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2005, 2004 and 2003, warranty expense was $2,046, $1,561 and $1,291, respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $21, $28, $12 during the years ended November 30, 2005, 2004, and 2003, respectively.

        Pensions and 401(k) plan.    Retirement benefits are provided for UK and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to current income as they become payable and amounted to $3,572, $2,609 and $2,115 during the years ended November 30, 2005, 2004 and 2003, respectively.

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

        Accounts receivable.    Accounts receivable are stated at cost less the allowance for doubtful accounts. No interest has been charged on accounts receivable.

        Inventory.    Inventory is valued at standard cost, which approximates actual cost computed on a first-in, first-out basis, not in excess of market value.

        Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in current income. Depreciation is provided using the straight-line method, principally over five to 25 years for buildings and improvements and two to seven years for machinery and equipment. Depreciation of leasehold improvements is provided using the straight-line method over the life of the asset or the minimum term of the lease, whichever is shorter. Land is not depreciated.

        Software Development Cost.    The company capitalizes certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software development or Obtained for Internal Use". Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete.

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

        Derivative financial instruments.    The Company enters into derivative financial instruments (forward foreign currency contracts and foreign currency options) in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. The Company enters into these hedging relationships to limit foreign exchange rate risk for periods generally not to exceed 15 months. The Company does not utilize financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). As amended, FAS 133 requires that the Company recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company has designated all its forward foreign currency contracts as qualifying for hedge accounting under FAS 133. Changes in fair value of these instruments are deferred and recorded, net of the related tax effects, as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 78% and 75% of the total accounts receivable balance at November 30, 2005 and 2004, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        Revenues of the Storage and Network Systems segment include revenue from one customer accounting for 48%, 53% and 45% of the Company's revenues in the years ended November 30, 2005, 2004 and 2003, respectively. Revenues of the Storage Infrastructure segment include revenue from one customer accounting for 30% of the Company's revenues in the year ended November 30, 2005, one customer accounting for 24% of the Company's revenues in the year ended November 30, 2004 and two customers accounting for 22% and 11%, respectively, of the Company's revenues in the year ended November 30, 2003. No other customer accounted for more than 10% of revenues.

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

        Stock-based compensation.    The Company has elected to follow the accounting provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations for stock-based compensation granted to employees. The Company has complied with the disclosure requirements of FAS 123, "Accounting for Stock-Based Compensation". Had the Company recognized compensation expense in accordance with FAS 123, pro forma net income and basic and diluted net earnings per share would have been as follows for the years ended November 30, 2005, 2004 and 2003.

	Year Ended November 30,
	2005	2004	2003
Net income (loss) as reported	$42,169	$(135,169)	$(56,194)
Add: Total equity related employee compensation expense determined under intrinsic value based method for all awards, net of related tax effects	828	168,778	77,201
Deduct: Total equity related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(4,981)	(8,554)	(20,867)

Pro forma net income	$38,016	$25,055	$140

Earnings (loss) per share:
Basic as reported	$1.49	$(7.43)	$(15.07)
Diluted as reported	$1.45	$(7.43)	$(15.07)
Basic pro forma	$1.34	$1.38	$0.04
Diluted pro forma	$1.31	$1.36	$0.04

        The calculation of the denominator in the calculation of earnings per share was as follows:

	Year Ended November 30,
	2005	2004	2003
	Number of shares
Weighted average common shares, class B preferred ordinary shares and class B ordinary shares outstanding—basic	28,329	18,195	3,730
Weighted average dilutive effect of options over common shares	702	216	—

Weighted average common shares, class B preferred ordinary shares and class B ordinary shares outstanding—diluted	29,031	18,411	3,730

Number of options over common shares excluded from the calculation because the effect would have been anti-dilutive	10	459	—

  Recent accounting pronouncements

        In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, "Inventory Costs" (FAS 151). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 is not expected to have an impact on the Company's financial position, results of operations or cash flows.

        In December 2004, the FASB issued FAS 123 (revised 2004), "Share-Based Payment" (FAS 123R) which is effective in annual periods commencing after June 15, 2005 and will require that the Company use the fair value method to calculate the expense related to employee share based awards. The Company currently uses the intrinsic value method to measure compensation expense for share-based awards to the Company's employees. Included above is the pro forma net income and earnings per share as if the Company had used a fair-value-based method similar to the methods required under FAS 123R to measure the compensation expense for employee share awards during its 2005, 2004 and 2003 fiscal years.

        In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107, which offers guidance on FAS 123R. SAB 107 was issued to assist preparers by simplifying some of the implementation challenges of FAS 123R while enhancing the information that investors receive. SAB 107 creates a framework that is premised on two overarching themes: (a) considerable judgment will be required by preparers to successfully implement FAS 123R, specifically when valuing employee stock options; and (b) reasonable individuals, acting in good faith, may conclude differently on the fair value of employee stock options. Key topics covered by SAB 107 include valuation models, expected volatility and expected term. In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)". In November 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards". These interpretations provide further guidance on the implementation of FAS123R as set out in their respective titles. The Company will apply the principles of SAB 107 and these interpretations in conjunction with its adoption of FAS 123R.

        In May 2005, the FASB issued FAS No. 154, "Accounting Changes and Error Corrections" ("FAS 154"), which replaced APB No. 20, "Accounting Changes" and FAS No. 3, "Reporting Accounting Changes in Interim Financial Statements". FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which states that a company must recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN 47 clarifies that conditional obligations meet the definition of an asset retirement obligation in FAS No. 143, "Accounting for Asset Retirement Obligations", and therefore should be recognized if their fair value is reasonably estimable. FIN 47 is effective no later than the end of the first fiscal year ending after December 15, 2005, and will be adopted by the Company beginning December 1, 2005. The adoption of this interpretation is not expected to have a material effect on the Company's financial condition or results of operations

        In June 2005, the Emerging Issues Task Force reached consensus on Issue No. 05-6, "Determining the Amortization Period for Leasehold Improvements" ("EITF 05-6."). EITF 05-6 provides guidance on determining the amortization period for leasehold improvements acquired in a business combination or acquired subsequent to lease inception. The guidance in EITF 05-6 will be applied prospectively and is effective for periods beginning after June 29, 2005. Adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

        In June 2005, the FASB issued Staff Position FAS 143-1, "Accounting for Electronic Equipment Waste Obligations" ("FSP 143-1"), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the "Directive"), adopted by the European Union ("EU"). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive's adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on the Company's financial position or results of operations.

        In September 2005, the FASB issued EITF Issue No. 04-13, "Accounting for Purchases and Sales of Inventory with the Same Counterparty" ("EITF 04-13"). The issue provided guidance on the circumstances under which two or more inventory transactions with the same counterparty should be viewed as a single nonmonetary transaction within the scope of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The issue also provided guidance on circumstances under which nonmonetary exchanges of inventory within the same line of business should be recognized at fair value. EITF 04-13 will be effective for transactions completed in reporting periods beginning after March 15, 2006. The Company is evaluating the impact that this will have on its consolidated financial statements.

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

        Effective January 31, 2003, the Company sold its digital broadcast technology business to management of the digital broadcast technology business. Proceeds received from the sale consisted of cash of $258 payable in equal monthly installments over twelve months. The Company recorded an after-tax loss on sale of this discontinued operation of $185 in the year ended November 30, 2003. The Company's consolidated financial statements reflect the digital broadcast technology business as discontinued operations in accordance with FAS 144, "Accounting for the Impairment and Disposal of Long Lived Assets". The financial position, results of operations and cash flows of this business have been classified as discontinued, and the Company has no continuing involvement with this business. The Company has not allocated interest expense to this discontinued operation.

        In November 2005, the Company received an amount of $400 from the purchaser of this business in connection with the sale agreement, the amount being based on revenues of the business and proceeds of a subsequent sale of the business. No further amounts are expected to be received in connection with the sale. This amount, less associated income tax of $120 has been recorded as discontinued operations in the year ended November 30, 2005.

        The following table shows the components of the loss on sale of the digital broadcast technology business in January 2003.

Proceeds	$258
Less: Carrying value of net assets sold as of disposal date (January 31, 2003)
Cash	275
Accounts receivable	300
Inventory	190
Property, plant and equipment	174
Employee compensation and benefits payable	(286)
Other accrued liabilities	(260)

		393
Less: Costs of disposition		50

Loss on sale after income taxes of zero		$185

        The following table shows the results of operations of this business until the date of disposal.

Year ended November 30, 2003
Revenues	$606
Costs and expenses	860

Loss from discontinued operations before income taxes	(254)
Provision for income taxes	—

Net loss from discontinued operations	$(254)

4. Acquisition and purchase of intangible assets

  nStor Technologies Inc

        On September 8, 2005, the Company completed the acquisition of nStor Technologies, Inc., a company headquartered in Carlsbad, California and listed on the American Stock Exchange. nStor is a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was cash of $25,254 including estimated acquisition costs of $772. The primary purposes of this acquisition were to broaden the range of products and technology base within the Company's Storage and Network Systems segment.

        The Company has made preliminary estimates of the fair values of the acquired assets and liabilities. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$59
Deferred tax	3,749
Accounts receivable	2,995
Inventory	2,204
Other current assets	193
Property, plant and equipment	425
Accounts payable	(2,383)
Short-term borrowings	(5,111)
Employee compensation and benefits payable	(406)
Deferred revenue	(242)
Other accrued liabilities	(1,610)

Net tangible liabilities	(127)
Indentifiable intangible assets
In-Process Research and Development	1,000
Existing technology	3,900
Core technology	1,100
Order backlog	500
Existing customer relationships	1,000
Non-competition agreements	600
Goodwill	17,281

Initial purchase price	$25,254

        The value attributable to in-process research and development ("IPR&D") was recorded as an operating expense upon acquisition since the acquired technology had not reached technological feasibility and had no alternative future use. The value was determined by estimating the costs to develop the acquired IPR&D into commercially viable products, estimating the resulting after-tax net cash flows ("free cash flow") from such projects, and discounting the free cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the acquired IPR&D. These estimates are subject to change, given the uncertainties of the development process, and no assurance can be given that deviations from these estimates will not occur. Goodwill is attributable to the Storage & Network Systems segment.

        Intangible assets with identifiable lives for this acquisition are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	5 years
Core technology	5 years
Order backlog	3 months
Existing customer relationships	5 years
Non-competition agreements	3 years

        The intangible assets are expected to be deductible for tax purposes.

        The results of the acquired business have been included in the Consolidated Statement of Operations with effect from September 8, 2005.

        The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of nStor Technologies had occurred as of December 1, 2003. The pro-forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro-forma adjustments including the amortization of intangible assets, reduced interest income and a reduced income tax provision. The pro-forma amounts do not purport to be indicative of the results that would have been actually reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

	Unaudited Pro-Forma Year Ended November 30,
	2005	2004
Revenue	$689,575	$469,300
Net income (loss) from continuing operations	$34,257	$(133,321)
Net earnings (loss) per share from continuing operations:
Basic	$1.21	$(7.33)
Diluted	$1.18	$(7.33)

  Oliver Design

        On May 23, 2005, the Company acquired the business and assets of Oliver Design Inc ("Oliver Design"), based in Scotts Valley, California. The structure of the transaction involves a total cash consideration of $17,222 including estimated acquisition costs of $119 with $3,000 of the acquisition price being deferred for fifteen months. Oliver Design was a privately run business engaged in development and manufacturing of disk drive cleaning technology. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

        The Company has made estimates of the fair values of the acquired assets and liabilities. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$10,322
Accounts receivable	527
Inventory	10,028
Other current assets	43
Property, plant and equipment	437
Accounts payable	(4,808)
Deferred revenue—customer deposits	(17,072)
Other accrued liabilities	(326)

Net tangible liabilities	(849)
Indentifiable intangible assets
Existing technology	4,300
Core technology	2,700
Order backlog	1,200
Existing customer relationships	3,300
Goodwill	6,571

Initial purchase price	$17,222

        There is no value attributable to In-Process Research and Development. Goodwill is attributable to the Storage Infrastructure segment.

        Intangible assets with identifiable lives for this acquisition are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	3 to 7 years
Core technology	7 years
Order backlog	2 years
Existing customer relationships	7 years

        The intangible assets are expected to be deductible for tax purposes.

        The results of the acquired business have been included in the Consolidated Statement of Operations with effect from May 23, 2005.

        The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of Oliver Design had occurred as of December 1, 2004. The pro-forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro-forma adjustments including the amortization of intangible assets, reduced interest income and an additional income tax provision. The pro-forma amounts do not purport to be indicative of the results that would have been actually reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

	Unaudited Pro-Forma Year Ended November 30,
	2005	2004
Revenue	$681,168	$477,214
Net income (loss) from continuing operations	$38,490	$(123,910)
Net earnings (loss) per share from continuing operations:
Basic	$1.36	$(6.81)
Diluted	$1.33	$(6.81)

Cap Epsilon

        On April 7, 2005 the Company purchased intellectual property for $2,230 consisting of a software suite which the Company intends to incorporate into a new product line within its Storage and Network Systems segment. The purchase price was recorded as In-Process Research and Development expense because the acquired software had not reached technological feasibility and had no alternative uses.

ZT Automation

        On February 23, 2004, the Company acquired the business and assets of ZT Automation LLC ("ZT Automation"), for consideration of $9,005, including acquisition costs of $430. The initial cash purchase price for this company based in Fremont, California was $8,575 of which $2,000 was paid after one year. Further amounts of up to $20,400 are payable based principally on a percentage of revenue generated by the acquired business for the three years ended December 31, 2006 calculated as 21.5% of cumulative revenue in excess of $19,600. At November 30, 2005, goodwill is comprised of $3,676 initially acquired plus $5,625 additional cost of acquisition based on cumulative revenue at that date. Of the $5,625 additional cost of acquisition $4,281 was paid during the year ended November 30, 2005, and a further $1,344 is included in other accrued liabilities. Once further amounts are determined to be payable they will be recorded in the same way. ZT Automation was a privately held company engaged in the business of providing production automation products to manufacturers of disk drives and disk drive components. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

        Using the purchase method of accounting, the Company has estimated the fair values of the acquired assets and liabilities. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$990
Accounts receivable	2,095
Inventory	3,081
Prepaid expenses	230
Property, plant and equipment	443
Accounts payable	(2,351)
Deferred revenue—customer deposits	(3,170)
Other accrued liabilities	(593)

Net tangible assets	725
Identifiable intangible assets:
Existing technology	3,100
Core technology	700
Non-competition agreements	400
Order backlog	400
Goodwill	9,302

Purchase price	$14,627

        There is no value attributable to In-Process Research and Development. Goodwill is attributable to the Storage Infrastructure segment.

        Intangible assets with identifiable lives are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	4 years
Core technology	4 years
Non-competition agreements	3 years
Order backlog	1 year

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

Beyond3

        On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1,402, including acquisition costs of $102, plus future payments of which $1,200 is based on the achievement of certain product delivery milestones and further amounts up to $16,000 are based on forty to sixty percent of operating profit for the four years ending November 30, 2008. No additional amounts had been paid or were payable at November 30, 2005. Beyond3 was a privately run business engaged in the business of providing test solution products to manufacturers of disk drives. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

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

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2005
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$11,300	$1,906	$9,394
Core technology	3,400	508	2,892
Non-competition agreements	1,000	282	718
Order backlog	2,100	1,209	891
Patents and core technology	1,487	131	1,356
Supplier contracts	39	16	23
Assembled workforce	124	39	85
Customer relationships	4,300	289	4,011

Total	$23,750	$4,380	$19,370

        On the basis that no impairment charges are required, the Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2006	$4,739
2007	4,325
2008	3,140
2009	2,679
2010	2,386
Thereafter	$2,101

Goodwill

        The changes in the carrying amount of goodwill for the year ended November 30, 2005 are as follows:

	Storage and Network Systems	Storage Infrastructure	Total
Balance at November 30, 2003:	$—	$—	$—
Acquisition of business	—	3,676	3,676
Contingent consideration	—	254	254

Balance at November 30, 2004:	—	3,930	3,930
Acquisition of businesses	17,281	6,571	23,852
Excess tax-deductible goodwill	—	(1,619)	(1,619)
Contingent consideration	—	5,371	5,371

Balance at November 30, 2005:	$17,281	$14,254	$31,534

5. Development Arrangement

        In the year ended November 30, 2002, the Company entered into an alliance arrangement with one of its suppliers under which the Company loaned $6,000 in connection with the development of components to be included in certain of the Company's products. The loan accrued interest at 8% per annum and was repayable to the Company by one installment of $3,000 plus accrued interest on May 15, 2005, with the balance due on May 15, 2008. The loan was recorded as research and development expense in the year ended November 30, 2002 since the Company believed that the repayment of the loan was dependent on the successful efforts of the research and development. In February 2004, a NASDAQ listed company acquired the supplier with which the Company had the development arrangement. Based on the financial position of the NASDAQ listed company the Company believed that the $6,000 loan and interest accrued to February 29, 2004 of $933 was collectible. Accordingly, the Company eliminated the bad debt allowance on the loan and accrued interest and has recorded a reduction in operating expenses and an increase in interest income of these amounts in the year ended November 30, 2004. On August 9, 2004 the $6,000 loan was repaid along with accrued interest of $1,166. An analysis of the movements in the allowance for bad debt in connection with this loan for the three years ended November 30, 2004 is as follows:

Allowance Amount
Balance at November 30, 2002	$6,333
Provision charged to interest income	480

Balance at November 30, 2003	6,813
Released to research and development	(6,000)
Released to interest income	(813)

Balance at November 30, 2004	$—

6. Inventories

	November 30,
	2005	2004
Finished goods	$15,642	$9,955
Work in progress	19,130	10,459
Raw materials	36,771	22,600

	$71,543	$43,014

7. Property, Plant and Equipment, Net

	November 30,
	2005	2004
Land	$1,421	$1,421
Buildings and leasehold improvements	5,424	5,334
Machinery and equipment	42,452	26,714

	49,297	33,469
Accumulated depreciation	(23,654)	(18,974)

	$25,643	$14,495

        Depreciation expense during the years ended November 30, 2005, 2004 and 2003 was $6,694, $5,336 and $4,969, respectively. For the years ended November 30, 2005 and 2004 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $1,997 and $179, respectively.

8. Income Taxes

        The provision (benefit) from income taxes from continuing operations is comprised as follows:

		Year Ended November 30,
		2005	2004	2003
U.K.	Current	$(1,876)	$502	$775
U.S.	Current	1,391	761	(114)
Other jurisdictions	Current	162	207	1,123
	Deferred	4,287	(7,709)	(13,538)

Total from continuing operations		$3,964	$(6,239)	$(11,754)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2005	2004
Deferred tax assets:
U.K. net operating loss carryforwards	$7,045	$6,968
U.S. net operating loss carryforwards	20,378	4,270
Timing difference on equity compensation	5,183	10,647
Property, plant and equipment	5,684	2,127
Forward exchange contracts	581	—
Other deferred tax assets	2,061	1,804
Less: valuation allowance	(16,901)	(4,270)

Total deferred tax assets	$24,031	$21,546
Deferred tax liabilities:
Forward exchange contracts	—	324
Unremitted income of foreign subsidiary	—	536

Net deferred tax asset	$24,031	$20,686

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

        The utilization of the certain U.S. net operating loss carryforwards of $12,415 is likely to be significantly restricted as a result of the private equity investment described in Note 1 as this change of ownership results in an annual limit to the amount which can be offset against future taxable income. U.S. net operating loss carryforwards begin to expire in 2012. The Company has recorded a full valuation allowance against the deferred tax asset relating to these U.S. net operating loss carryforwards. In addition as part of the nStor acquisition the Company acquired operating loss carryforwards of nStor Technologies, Inc., totaling, at November 30, 2005, approximately $42,700. These are subject to an annual limit and a time limitation of approximately 10 years from acquisition. The Company has recorded a net deferred tax asset of $3,749 relating to these loss carryforwards.

        Based on changes to pricing arrangements between subsidiaries during 2003 in certain jurisdictions and based on projections for future taxable income in the United Kingdom, the Company determined in the year ended November 30, 2003 that it was more likely than not that it would realize a portion of the tax benefits of its deferred tax assets in the United Kingdom. As a result, $13,655 of the valuation allowance on deferred tax assets in the United Kingdom was reversed during the year ended November 30, 2003.

        As a result of the recording of a non-cash equity compensation expense of $181,073 in the year ended November 30, 2004 related to its IPO the Company recorded an additional deferred tax asset of $12,295 relating primarily to share options granted to U.K. employees. As of November 30, 2005, as a result of employees exercising share options, $7,112 of this amount has been added to U.K. loss carryforwards. This tax benefit primarily relates to a U.K. tax deduction which may be obtained when these share options are exercised calculated as the excess of the market price on date of exercise over the exercise price. As well as being dependent on the level of U.K. taxable income the realization of the deferred tax asset related to the timing difference on equity compensation is also dependent on the future exercise of employee options and the market value of Xyratex Limited common shares. The Company recorded an additional deferred tax asset, and an associated increase to shareholders' equity, of $1,476, relating to the tax benefit arising on the exercise of share options in the year ended November 30, 2005.

        The Company recognizes a deferred tax liability related to the unremitted income of foreign subsidiaries when it expects that it will recover this unremitted income in a taxable manner, such as through receipt of dividends or sale of the investments. In November 2005 the Company reorganized its legal structure with the effect that the unremitted income of its Malaysian subsidiary is expected to be remitted in a tax free manner. This resulted in the release of the related deferred tax liability of $536 in the year ended November 30, 2005. The Company has not provided for income taxes on the unremitted income of one other non-trading subsidiary located outside the U.K. because, in management's opinion, such income will also be remitted in a tax free manner.

        The difference between the U.K. corporation tax rate and the Company's income tax provision included in the Consolidated Statements of Operations consisted of the following:

	Year Ended November 30,
	2005	2004	2003
Provision (benefit) for income taxes at corporation tax rate	30.0%	(30.0)%	(30.0)%
Change in valuation allowance	—	—	(24.4)
Adjustment in respect of prior years	(5.6)	—	—
Nondeductible equity compensation	0.7	29.7	36.1
Other nondeductible expenses	0.3	(1.6)	3.2
Research and development tax credits	(2.6)	(1.0)	—
Tax differentials on foreign income	(14.2)	(2.0)	(9.6)

Provision (benefit) for income taxes	8.6%	(4.9)%	(24.7)%

        The components of income (loss) from continuing operations before income taxes are:

	Year Ended November 30,
	2005	2004	2003
U.K.	$22,053	$(128,950)	$(64,369)
U.S.	2,700	(7,552)	(1,404)
Malaysia	21,100	8,018	18,204

Total	$45,853	$(128,484)	$(47,569)

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through March 31, 2007. The income tax benefit attributable to this tax status was estimated to be $6,188, $2,341 and $4,546 during the years ended November 30, 2005, 2004 and 2003, respectively.

9. Other Costs

        In the year ended November 30, 2004 the Company recorded an expense of $2,388, in connection with the preparation for its IPO. These costs were primarily professional fees relating to accounting advice and the formation of a new parent company in Bermuda.

        The Company incurred costs of $11,625 in the year ended November 30, 2003 in connection with the private equity investment described in Note 1. Of this amount $5,275 were cash payments to professional advisors, $1,668 were payments to departing directors and $4,682 represented transaction fees paid to HgCapital which were satisfied by the issue of 665 class B preferred ordinary shares in Xyratex Group Limited at a discounted price of £0.05 per share.

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

        The previously existing Xyratex Group Limited class A preferred ordinary shares and class C ordinary shares had been issued to employees and ex-employees and were not transferable except to a defined list of parties such as family members. These transferability restrictions would have lapsed on the earlier of the effectiveness of an IPO or the sale or liquidation of the Company. The common shares in Xyratex Ltd for which these shares were exchanged are not subject to transferability restrictions. Class A preferred ordinary shares and class C ordinary shares which were subject to these transferability restrictions were accounted for as variable awards of junior stock. The Company has a number of plans under which employees were granted options to purchase class A preferred ordinary shares. All options granted under these plans were also accounted for as variable awards of junior stock. As part of the scheme of arrangement 3,916 share options over ordinary shares in Xyratex Group Limited outstanding at June 29, 2004, were converted to 4,059 share options over common shares in Xyratex Ltd. Following the exchange for Xyratex Ltd shares discussed above and as a result of the lapsing of the transferability restrictions the Company has recorded non cash equity compensation expense of $181,073 in its consolidated statement of operations for the year ended November 30, 2004, of which $1,049 related to the vesting of share and option awards subsequent to the IPO.

        The expense of $181,073 was calculated as the difference between the IPO price of $14.00 per share and the original amount paid by our employees for the 10,575 shares or the exercise price for the 3,793 unexercised options that they held to the extent that they were vested. The amount paid for these shares and the exercise price for these options totaled $18,090. This compensation expense were recorded as cost of revenues, research and development expense or selling, general and administrative expense in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees.

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

Rights of Shares

        Xyratex Ltd has outstanding only one class of common share the holders of which are entitled to one vote per share. There are no restrictions on these shares. Prior to the scheme of arrangement and IPO the previous parent company, Xyratex Group Limited, had in issue three classes of share, class A preferred ordinary shares, class B preferred ordinary shares and class C ordinary shares. All classes of share were entitled to one vote per share. The class A preferred ordinary shares and class C ordinary shares were subject to transferability restrictions as described above. Prior to the private equity transaction, class A and class C ordinary shares in issue at that time also had transferability restrictions and were treated as variable awards of junior stock.

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

        Rights granted under the ESPP prior to the scheme of arrangement and IPO in June 2004 were accounted for as variable awards over junior stock. Compensation expense related to these stock purchase rights was recognized when the transferability restrictions on the underlying Xyratex Group Limited class A preferred ordinary shares to be issued upon exercise of these rights lapsed. No compensation expense arises in connection with this plan subsequent to the IPO. There were 29, 36 and 27 shares awarded under this plan in the years ended November 30, 2005, 2004 and 2003, respectively.

Restricted Shares

        Restricted share awards are awards of our common shares that will vest in accordance with terms and conditions established by the board of directors. The board of directors may impose whatever conditions to vesting it determines to be appropriate. For example, the board of directors may set restrictions based on the achievement of specific performance goals. Unvested shares will be subject to our right of repurchase or forfeiture.

        As described in note 4 the Company granted rights to restricted shares to six employees recruited to develop intellectual property acquired from Cap Epsilon in April 2005. The Company granted rights to 190 shares at no cost and which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008. In addition the Company granted rights to 5 restricted shares to employees of the acquired Oliver Design business. No expense has been recorded in connection with these awards because the Company does not consider it probable that the related performance criteria will be met.

        At November 30, 2005, 195 awards of restricted shares were outstanding.

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

        The Company and Credit Suisse First Boston, the managing underwriter for the IPO, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company's share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,632,648. Lapsed and surrendered options are disregarded for these purposes. At January 31, 2006, options over 1,503,000 common shares had been granted since the IPO. Where the number of options which can be granted under a specific plan is subject to a limit then these limits are stated below.

        During the year ended November 30, 2005, 394 common shares were issued to employees to satisfy share options and an employee share purchase plan.

        On January 10, 2005 the Company granted 953 options over common shares to its employees at an exercise price of $14.31, being the market price on that date.

        On May 23, 2005 the Company agreed to grant 90 options over common shares to new employees at an exercise price of $15.77, being the market price on that date. In addition 5 restricted shares were awarded to one employee at no cost.

  Xyratex Ltd Approved Plan

        Options granted under this plan may have certain tax advantages and vest at the earlier of a takeover or liquidation of the Company, or ratably, over a period of four years from the grant date. Options granted under the plan expire at the earlier of ten years from the date of grant, six months after a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2005, options to purchase 1,784 common shares were outstanding under the plan.

  2004 Plan

        Options granted under these plans vest over periods ranging from three to four years from the grant date, or earlier upon a change of control of the Company. Options granted under the plan expire at the earlier of ten years from the date of grant, 15 days after a change of control if the acquiring entity does not exchange or carry over the outstanding options, or 30 days from termination of employment with the Company. The maximum number of shares that can be issued under this plan is 5,000. As of November 30, 2005, options to purchase 1,100 common shares were outstanding under the plan.

  2004 Directors Stock Option Plan

        Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase Xyratex Ltd common shares to certain directors. The options vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares that can be issued under this plan is 60. As of November 30, 2005, options to purchase 55 common shares were outstanding under the plan.

  Chairman's Stock Option Plan

        Options under this plan vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares the Company can issue under the plan is 228. The maximum number of shares that can be issued under this plan is 228. As of November 30, 2005, options to purchase 228 common shares were outstanding under the plan.

  The Sharesave Plan

        Options granted under this plan have certain tax advantages. Options can only be exercised at the end of a three year period based on the amount paid by an employee into an independent savings account. The options are granted with an exercise price at a maximum discount of 20% to the market price and the maximum monthly contribution to the plan is £250 determined at the commencement of the three month period. As of November 30, 2005, options to purchase 32 common shares were outstanding under the plan.

        The following table summarizes share option activity for the years ended November 30, 2005, 2004 and 2003:

	Number of Shares Under Option	Weighted-Average Exercise Price
Outstanding as of November 30, 2002	5,573	$2.93
Granted	16	$4.53
Exercised	(767)	$2.17
Cancelled/forfeited	(269)	$3.30

Outstanding as of November 30, 2003	4,553	$3.00
Granted	621	$7.28
Exercised	(1,048)	$2.05
Cancelled/forfeited	(210)	$2.90
Conversion to options over Xyratex Ltd shares	142	$—
Granted	155	$11.70
Exercised	(282)	$3.79
Cancelled/forfeited	(11)	$2.62

Outstanding as of November 30, 2004	3,920	$4.42
Granted	1,075	$14.44
Exercised	(1,758)	$3.12
Cancelled/forfeited	(38)	$12.77

Outstanding as of November 30, 2005	3,199	$8.20

Options exercisable as of November 30, 2003	2,246	$2.81
Options exercisable as of November 30, 2004	3,383	$3.61
Options exercisable as of November 30, 2005	1,936	$4.25

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

        The following table summarizes information about share options outstanding at November 30, 2005:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.48 - $2.49	1,290	5.5	$2.49	1,290	$2.49
$4.56 - $4.57	407	6.5	$4.56	407	$4.56
$9.65 - $10.25	102	8.8	$10.18	54	$10.12
$13.51 - $14.47	1,310	8.9	$14.28	185	$14.20
$15.57 - $17.40	90	9.5	$15.77	—	—

	3,199	7.2	$8.20	1,936	$4.25

Phantom Share Plans

        The Company also has in place certain plans under which employees were granted Phantom Share awards linked to the Company's shares. Awards are non-transferable, are forfeited upon termination of employment with the Company and generally vest over a four year period. Vested awards are exercisable at the earlier of an IPO or change in control of the Company. Upon exercise, the Company will pay the holder of the Phantom Share a cash amount equivalent to the fair market value of the share at that date. All Phantom Share grants are accounted for as variable awards. Compensation expense relating to these variable awards has been recorded in the Company's Consolidated Statements of Operations in the years ended November 30, 2004 and November 30, 2005.

        The following table summarizes Phantom Share activity for the years ended November 30, 2005, 2004 and 2003:

Number of Phantom Shares
Outstanding as of November 30, 2002	93
Exercised	(75)
Cancelled/forfeited	(12)

Outstanding as of November 30, 2003	6
Exercised	(3)

Outstanding as of November 30, 2004 and November 30, 2005	3

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

	Year Ended November 30,
	2004	2003
Risk-free interest rate	4.10%	4.11%
Dividend yield	0.00%	0.00%
Expected option life	4 years	4 years

        For options granted after the IPO the fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year Ended November 30,
	2005	2004
Risk-free interest rate	3.75%	2.50%
Dividend yield	0.00%	0.00%
Volatility	80%	80%
Expected option life	4 years	4 years

        For purposes of pro forma disclosures, compensation expense relating to the estimated fair value of options and other awards has been recorded in current income when the related transferability restrictions lapsed to the extent vested on IPO or in connection with the private equity investment in 2003.

        The weighted-average fair values and weighted-average exercise prices per share at the date of grant for stock options granted during the years ended November 30, 2005, 2004 and 2003 were as follows:

	Year Ended November 30,
	2005	2004	2003
Weighted-average fair value of options granted with exercise prices greater than or equal to the market value of the shares at the date of grant	$8.61	—	—
Weighted-average exercise price of options granted with exercise prices greater than or equal to the market value of the shares at the date of grant	$14.44	$14.23	—
Weighted-average fair value of options granted with exercise prices less than the market value of the shares at the date of grant	—	$2.78	$2.45
Weighted-average exercise price of options granted with exercise prices less than the market value of the shares at the date of grant	—	$0.59	$4.53
Weighted-average fair value of class C ordinary shares issued prior to the private equity investment	—	—	$3.61
Weighted-average fair value of class C ordinary share rights granted subsequent to the private equity investment	—	$5.00	$0.86
Weighted-average fair value of class A preferred ordinary share rights granted	—	$4.91	$4.70

        2,576 class C ordinary shares were issued to employees during January and February 2004, which were subject to employment restrictions which lapsed as a result of the exchange of these shares for Xyratex Ltd common shares on June 29, 2004. The Company granted rights to 2,280 of these shares to certain directors and senior management during the year ended November 30, 2003.

        802 Xyratex Group Limited class A preferred ordinary shares were issued to employees and directors during the year ended November 30, 2004. Of these, 270 vest over a period of four years and 307 were issued in connection with the exercise of rights which were granted to certain directors and senior management during the year ended November 30, 2003.

11. Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's stock option plans. Following the demerger of the Company's business from HIHL in 2000 (see Note 17), the Trust holds shares of the Company and has held shares in Havant International Limited (HIL), another business demerged from HIHL in 2000. Assets held by the Trust are used to compensate current and former employees of both the Company and HIL. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2005 and 2004, the Trust held 1,163 and 2,586 common shares, respectively.

        Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with APB 25, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital. Grants and other activity related to equity based compensation awards given to employees are included in the share option and award activity in Note 10. During the years ended November 30, 2004 and 2003, the Trust granted share options to employees of the Company totaling 120 and 3 respectively.

        The Trust pays administrative fees to the Company of $9 per year and paid part of a company bonus of $144 in the year ended November 30, 2005.

        The Company set up a new employee benefit trust in June 2004. This trust holds 148 common shares in Xyratex Ltd, included in unissued shares at November 30, 2005. Shares held by this trust will be used to satisfy the exercise of share options by employees of the Company during the year ended November 30, 2005.

12. Short-term Borrowings and Long-term Debt

        As of November 30, 2005, the Company has credit facilities with a major U.K. financial institution (the "Bank") under which it has the remaining $11,000 of a term loan of $19,000, a revolving credit facility of up to $10,000 and an overdraft facility of up to $15,000. The term loan was taken out in connection with the Company's acquisition of its own shares as part of the private equity investment (Note 1). This loan was taken out in September 2003 and is repayable in equal quarterly installments over five years. No amounts are outstanding at November 30, 2005 under the revolving credit or overdraft facilities. Any amounts borrowed under the revolving credit facility would be repayable in 2008. Any amounts borrowed under the overdraft facility would be repayable on demand.

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

Forward foreign exchange contracts and forward foreign exchange options

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

        The Company reclassified a gain of $755 net of tax of $324 from AOCI to earnings during the year ended November 30, 2005 due to the realization of the underlying transactions. Such amounts were recorded as selling, general and administrative expense. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current assets, to AOCI of $1,356 and $755, net of tax of $581 and $324 for the year ended

November 30, 2005 and November 30, 2004, respectively. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twelve months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

        The following table shows derivatives existing as of November 30, 2005 and November 30, 2004:

	November 30,
	2005	2004
Forward exchange contracts and options	$46,070	$21,127
Fair value of contracts—asset (liability)	$(1,658)	$1,348
Carrying value of contracts—asset (liability)	$(1,658)	$1,348
Average rate of contract	$1.84	$1.76
Period end rate	$1.72	$1.89
Maximum period of contracts (months)	12	12

Fair values

        The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values.

14. Commitments and Contingencies

        Operating Lease Commitments:    The Company leases certain real and personal property from both unrelated third parties and HIL a related party (see Note 17). Future minimum lease payments under non-cancelable operating leases agreements as of November 30, 2005 are as follows:

	Related party	Other	Total
Year Ending November 30:
2006	$3,487	$2,763	$6,250
2007	3,479	1,842	5,321
2008	3,487	842	4,329
2009	3,224	624	3,848
2010 and thereafter	995	367	1,362

Total minimum payments required	$14,672	$6,438	$21,110

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $5,592, $4,273 and $3,649 for the years ended November 30, 2005, 2004 and 2003, respectively. These expenses include $3,319, $2,974 and $2,140 for the years ended November 30, 2005, 2004 and 2003, respectively to a related party (Note 17).

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

        Product warranty.    The following table provides the changes in the product warranty accrual for the years ended November 30, 2004 and 2005:

Amount of liability
Balance at November 30, 2003:	$1,231
Acquisition of businesses	508
Accruals for warranties issued during the year	1,561
Settlements made during the year	(1,381)

Balance at November 30, 2004:	$1,919
Acquisition of businesses	303
Accruals for warranties issued during the year	2,046
Settlements made during the year	(1,723)

Balance at November 30, 2005:	$2,545

15. Supplemental Cash Flow Information

        Cash paid for income taxes was $1,733 and cash received was $1,407 for the year ended November 30, 2005. Cash paid for income taxes was $1,323 and $3,362 for the years ended November 30, 2004 and 2003 respectively. Cash paid for interest was $450, $467 and $725 for the years ended November 30, 2005, 2004 and 2003, respectively.

        Non cash investing and financing activities included the recording of an acquisition note payable of $3,000 in connection with the acquisition of Oliver Design during 2005.

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

	Year Ended November 30,
	2005	2004	2003
Revenues:
Storage & Network Systems	$415,379	$318,692	$221,714
Storage Infrastructure	264,230	140,322	112,055

Total Segments	$679,609	$459,014	$333,769

Gross profit:
Storage & Network Systems	$64,831	$56,282	$39,010
Storage Infrastructure	79,463	46,174	34,739

Total Segments	144,294	102,456	73,749
Non cash equity compensation	—	(7,827)	(690)

Total	$144,294	$94,629	$73,059

Depreciation and amortization:
Storage & Network Systems	$4,874	$3,025	$3,282
Storage Infrastructure	4,618	2,827	1,209

Total Segments	9,492	5,851	4,491
Corporate	420	654	478

Total	$9,912	$6,505	$4,969

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

Geographic Information

	United States	United Kingdom	Malaysia	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2005	$373,621	$104,479	$201,509	$679,609
Year Ended November 30, 2004	$254,307	$82,828	$121,879	$459,014
Year Ended November 30, 2003	$164,964	$68,404	$100,401	$333,769
Long-lived assets (all non-current assets, except discontinued operations):
November 30, 2005	$6,107	$11,151	$8,385	$25,643
November 30, 2004	$3,861	$4,397	$6,237	$14,495
November 30, 2003	$2,015	$4,151	$4,237	$10,403

17. Related parties

        The Company has a significant number of common shareholders with Havant International Limited (HIL) a company formed in 2000 to acquire certain discontinued operations of a predecessor holding company as part of a demerger of that company. In addition, Ken Wilkie, who retired as chairman of the Company's board of directors during 2004, is also a member of the board of directors of HIL. The Company is a tenant of HIL in the United Kingdom (Note 14). The Company also provided certain administrative services to HIL. The Company ceased to provide these services on November 30, 2004. Income related to the provision of such services to HIL of $67 and $136 has been included as a reduction of selling, general and administrative expenses for the years ended November 30, 2004 and 2003 respectively.

        At November 30, 2005, included in accounts payable is a payable to HIL of $143. In 2001, HIL agreed to guarantee a bank facility and a certain creditor balance to a maximum of approximately $26,000 in return for guarantee charges which the Company believes were on equivalent to commercial terms. The guarantee related to the bank facility was removed in March 2003 and the guarantee related to the creditor balance was terminated in February 2004. The charge totaled $228 in the years ended November 2003.

QuickLinks

TABLE OF CONTENTS
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
SIGNATURES
XYRATEX LTD REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
XYRATEX LTD AUDITED CONSOLIDATED BALANCE SHEETS
XYRATEX LTD AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
XYRATEX LTD AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) (US dollars and amounts, in thousands)
XYRATEX LTD AUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
XYRATEX LTD NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)