Form 20-F
period 2006-11-30
XYRATEX LTD
filed 2007-02-20
CIK 1284823

XYRATEX LTD

ANNUAL REPORT FOR THE YEAR ENDED

NOVEMBER 30, 2006

As filed with the Securities and Exchange Commission on February 20, 2007

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended November 30, 2006

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

None

(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:

28,927,317 common shares, par value $0.01 per share

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

Yes   ☒               No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer   ☐      Accelerated filer   ☒      Non-accelerated filer   ☐

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

We conducted an initial public offering in the United States and listing of our common shares on the Nasdaq National Market on June 29, 2004. Our common shares trade on The NASDAQ Stock Market LLC under the symbol “XRTX” and are listed on the NASDAQ Global Select Market.

In this Annual Report, except as otherwise indicated or as the context otherwise requires, the “Company”, “Group”, “Xyratex”, “we”, “us” and “our” refers to Xyratex Ltd and its subsidiaries.

INDUSTRY DATA

In this Annual Report, we refer to information regarding the Networked Storage Solutions Market and the Storage Infrastructure Market from International Data Corporation, or IDC, an independent research company and TrendFocus, an independent research company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words “aim,” “may,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “plan,” “intend,” “should,” “could,” “would,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see “Part I, Item 3D—Risk Factors” and “Item 5—Operating and Financial Review and Prospects.”

PART I

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3: KEY INFORMATION

Item 3A: Selected Financial Data

The selected historical consolidated statement of operations data for the years ended November 30, 2004, 2005, 2006 and balance sheet data for the years ended November 30, 2005 and 2006 presented below have been derived from the audited consolidated financial statements of Xyratex Ltd included elsewhere in this Annual Report and which have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.

Xyratex Ltd became our parent company immediately prior to the closing of our initial public offering on June 29, 2004. Prior to this date our parent company was Xyratex Group Limited. For the periods from December 1, 2000 to June 29, 2004 the selected historical financial data represent the results of operations and financial position of Xyratex Group Limited.

	Year Ended November 30,
	2006	2005	2004	2003	2002
	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Networked Storage Solutions	$598,752	$415,379	$318,692	$221,714	$177,783
Storage Infrastructure	384,881	264,230	140,322	112,055	74,749
Total revenues	983,633	679,609	459,014	333,769	252,532
Gross profit:
Networked Storage Solutions	82,762	64,831	56,282	39,010	28,103
Storage Infrastructure	115,447	79,463	46,174	34,739	25,671
Non-cash equity compensation(1)	(923)	—	(7,827)	(690)	—
Total gross profit	197,286	144,294	94,629	73,059	53,774
Operating expenses:
Research and development:
Development arrangement(2)	—	—	(6,000)	—	7,800
Non-cash equity compensation(1)	1,962	—	23,959	2,428	—
Other	69,429	54,327	37,429	29,797	22,424
Total research and development	71,391	54,327	55,388	32,225	30,224
Selling, general and administrative:
Non-cash equity compensation(1)	4,309	828	136,363	54,143	—
Other	56,140	38,014	28,005	22,426	17,448
Total selling, general and administrative	60,449	38,842	164,368	76,569	17,448
Gain on derivative financial instruments	—	—	—	—	(1,763)
Amortization of intangible assets	5,123	3,218	1,169	—	—
In process research and development	—	3,230	852	—	—
Other costs(1)	—	—	2,388	11,625	2,771
Total operating expenses	136,963	99,617	224,165	120,419	48,680
Operating income (loss)	60,323	44,677	(129,536)	(47,360)	5,094
Other income	3,167	—	—	—	—
Interest income (expense), net(3)	1,162	1,176	1,052	(209)	(923)
Income (loss) from continuing operations before income taxes	64,652	45,853	(128,484)	(47,569)	4,171
Provision (benefit) for income taxes	6,474	3,964	(6,239)	(11,754)	(791)
Net income (loss) from continuing operations	58,178	41,889	(122,245)	(35,815)	4,962
Income (loss) from discontinued operations	—	280	(12,924)	(20,194)	(3,326)
Gain (loss) from sale of discontinued operations	—	—	—	(185)	—
Net income (loss)	$58,178	$42,169	$(135,169)	$(56,194)	$1,636
Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share—basic(4)	$2.03	$1.48	$(6.72)	$(9.60)	$2.67
Net earnings (loss) per common share, class B ordinary and preferred ordinary share—basic(4)	$2.03	$1.49	$(7.43)	$(15.07)	$0.88
Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share—diluted(5)	$1.97	$1.44	$(6.72)	$(9.60)	$2.67
Net earnings (loss) per common share, class B ordinary and preferred ordinary share—diluted(5)	$1.97	$1.45	$(7.43)	$(15.07)	$0.88

(1)          In accordance with U.S. GAAP, we recorded a non-cash equity compensation expense of $168.1 million in continuing operations and $12.9 million in discontinued operations in our 2004 fiscal year in connection with our initial public offering. We also recorded a non-cash equity compensation expense of $57.3 million in continuing operations and $19.9 million in discontinued operations in our 2003 fiscal year in connection with a transaction in which funds managed by HgCapital acquired a significant shareholding in Xyratex Group Limited. These expenses resulted from the removal of transferability restrictions on the shares and options as a consequence of the initial public offering or which were sold to funds managed by HgCapital. We also recorded expenses of the initial public offering and the HgCapital transaction totaling $2.4 million and $11.6 million in our 2004 and 2003 fiscal years, respectively.

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

(4)          Based on the weighted average (in thousands) of 28,663, 28,329, 18,195, 3,730 and 1,856 Xyratex Ltd common shares and Xyratex Group Limited, class B ordinary and preferred ordinary shares outstanding for the years ended November 30, 2006, 2005, 2004, 2003, and 2002, respectively. The computation of earnings per share does not include outstanding Xyratex Group Limited class A ordinary and preferred ordinary shares and class C ordinary shares, which were subject to transferability restrictions that lapsed on the earlier of an initial public offering or a sale or liquidation of Xyratex Group Limited. Under U.S. GAAP, these shares are not treated as outstanding when computing net earnings per share.

(5)          Based on the weighted average (in thousands) of 29,604 and 29,031 Xyratex Ltd common shares outstanding for the years ended November 30, 2006 and 2005, respectively. The number of shares used in the computation of diluted earnings per share for earlier fiscal years is the same as that used in the computation of basic earnings per share.

	As of November 30,
	2006	2005	2004	2003	2002
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$56,921	$41,240	$63,495	$2,008	$455
Working capital	129,320	74,284	90,847	14,275	7,351
Total assets	375,680	301,290	205,242	111,271	76,663
Short-term borrowings and current portion of acquisition note payable	4,000	7,000	6,000	4,133	4,763
Long-term debt and acquisition note payable, net of current portion	3,000	7,000	11,000	15,000	7,850
Total debt	7,000	14,000	17,000	19,133	12,613
Total shareholders’ equity	$234,494	$161,382	$116,701	$19,001	$8,962
Number of shares issued and outstanding:
Common shares	28,793	28,437	28,043	—	—
Class B preferred ordinary shares	—	—	—	11,099	—
Class A preferred ordinary shares	—	—	—	8,845	—
Class A ordinary shares	—	—	—	—	7,166
Class B ordinary shares	—	—	—	—	1,856
Class C ordinary shares	—	—	—	—	12,850

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

We derive a substantial portion of our revenues from a relatively small number of customers. Our top customers by revenue are Network Appliance and Seagate Technology. In our 2006 fiscal year, sales to these customers accounted for  46% and 28% of our revenues, respectively. In our 2005 fiscal year these customers accounted for 48% and 30% of our revenues, respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

In 2005, Dot Hill Systems Corp a competitor of Xyratex, announced that they had been awarded a program by Network Appliance for the development of a new storage product. In 2006, Xyratex provided nearly all the storage system enclosure requirements of the Network Appliance product lines. Any large penetration of Dot Hill into this account could adversely affect our growth in revenues and harm our financial condition.

In 2006, Seagate acquired Maxtor Corp, which was an emerging customer of Xyratex. Immediately following this major consolidation in the disk drive marketplace there was a market share realignment. This created significant volatility in demand for our disk drive production equipment. This increase in volatility in the Storage Infrastructure marketplace is expected to continue into 2007. In addition we understand that Seagate intend to reutilize certain Maxtor equipment which is currently idle. This would create a reduction in demand until the surplus capacity is fully deployed. Also, if one of our major customers is acquired by one of its competitors that is not one of our customers our business with that major customer could reduce or cease altogether. The new parent company may impose a divergent strategy away from our existing technology base, potentially resulting in the loss of business to Xyratex.

Our customers operate in an industry that experiences frequent volatility. If any of our top customers were to suffer financial difficulties, whether as a result of downturns in the markets, loss of market share in which they operate or otherwise, our financial condition could be significantly harmed.

The markets in which we operate are cyclical and a reduction in customer demand in any particular financial period could significantly harm our financial condition.

Customer demand is cyclical in the technology industry in general, and the disk drive production equipment market in particular. One reason for the particular variability in demand for these products is that, for our customers, the decision to invest in new or upgraded production facilities is a strategic decision that involves a significant commitment of their financial resources. A customer’s decision is dependent upon several factors, including its financial condition, the condition and obsolescence of its existing production facilities, the expected demand for its products and general confidence in its business. Our revenues are likely to continue to reflect the cyclical nature of the technology industry.

Demand for our disk drive production equipment products is also linked to developments in the disk drive market. The market for disk drives has historically experienced periods of production over-capacity which have in turn led to the deterioration of market prices for data storage products. Consolidation activity could impact the normal pattern of demand versus supply as the hard disk customers move business away from the consolidated entity to achieve an independent dual source strategy. Competitive activity usually increases during this period of market share realignment as each company tries to grow their share and often results in increased disk drive inventories in the channel. The confidence of our customers to invest in new disk drive production equipment does not usually recover until supplies of disk drives are reduced or new technologies are introduced. Future over-capacity and further consolidation in the disk drive market could result in a significant decrease in demand for our products, and this could significantly harm our financial condition.

Because original equipment manufacturers comprise a substantial portion of our customer base, we have limited control over the volume and pricing of our products, which could significantly harm our financial condition.

We sell our Networked Storage Solutions products primarily to original equipment manufacturers, or OEMs, and our Storage Infrastructure products directly to disk drive manufacturers. As a result, the quantity of products that we sell is significantly affected by our OEM customers’ volume requirements, over which we have little control. We are subject to continued pricing pressures from our customers, particularly our OEM customers. If these volume requirements decrease or pricing pressures increase, our financial condition could be significantly harmed.

Our operating results are subject to substantial quarterly and annual fluctuations, our period to period comparisons are not necessarily meaningful and we may not meet the expectations of public market analysts and investors.

Our revenues in any quarter are substantially dependent upon customer orders in that quarter. We attempt to project future orders based in part on estimates from our major customers. For this purpose, arrangements with major customers will usually include the estimated future volume requirements of that customer. Our customers’ estimated requirements are not always accurate and we therefore cannot predict our quarterly revenues with any degree of certainty.

Our typical pricing model is based on several variables (including overall volume of products ordered and the type and cost of components) which also makes it difficult for us to accurately predict future revenues. In addition, we regularly develop new products. Revenues from new products are difficult for us to predict accurately and are usually at a higher initial cost due to the low initial volumes. Any delay in the development of new products could further complicate revenue predictions and result in a reduction in our expected revenues.

Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income (Loss) from Continuing Operations
	(unaudited) (U.S. dollars in thousands)
First Quarter 2005	$142,523	$9,443
Second Quarter 2005	169,604	11,050
Third Quarter 2005	163,918	7,857
Fourth Quarter 2005	203,564	13,539
First Quarter 2006	190,517	6,437
Second Quarter 2006	288,882	24,576
Third Quarter 2006	263,138	17,811
Fourth Quarter 2006	$241,096	$9,354

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

Our gross margins may vary based on the configuration of our products and the mix in a period.

We derive a significant proportion of our sales from the resale of disk drives as components of our storage systems and the market is highly competitive and subject to intense pricing pressures. Our sales of disk drives generate lower gross margins than other components of our storage systems. As a result if we sell systems with greater disk content our overall gross margins may be negatively affected.

Our gross margins have been and may continue to be affected by a variety of other factors, including:

•       Mix in demand of storage systems containing Fibre Channel, SAS or SATA disk drives.

•       New product introductions or product enhancements.

•       Inventory valuation adjustments as a result of changes in demand forecasts or product defects as we transition our product.

•       Additional freight, transportation and other one-time costs to expedite component purchases or move finished product between locations to satisfy short term changes in demand.

•       Commoditization of hardware. As hardware becomes more commoditized our overall margins are affected. Without significant differentiation, services and software our margins will be impacted in the future.

Decreases in our gross margin from any of these factors could significantly harm our financial condition.

Our market is highly competitive and we may not be able to compete effectively.

We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

•       companies providing storage subsystems and components to OEMs, including  Dot Hill Systems Corp., Sanmina-SCI trading as Newisys and LSI trading as Engenio Information Technologies Inc. Additionally we are starting to see more competition arise from larger suppliers, such as EMC and Hitachi, as the lines between enterprise storage and middle tier storage begin to blur. EMC and others are expanding down into our middle to low tier Networked Storage Solutions markets, where there is significant growth, and lower tier suppliers may also attempt to expand upwards to achieve better margins for their products;

•       Electronic Manufacturing Services (EMS) companies may acquire the necessary skills and intellectual property to enter the Storage Systems marketplace. Sanmina-SCI Corp addresses our market through its subsidiary, Newisys after it completed the acquisition of certain assets from Adaptec Inc., a competitor to our storage systems business;

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

We operate in an industry characterized by frequent disputes over intellectual property. Third parties have in the past asserted, and in the future may assert, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and make claims that our products and technologies infringe their intellectual property, which could result in infringement lawsuits being filed against us. Any claims, whether made directly against us or through the indemnification arrangements we often enter into with our customers, could result in costly litigation, divert the attention of our technical and management personnel from operating our business, cause product shipment delays, or prevent us from making or selling certain products. In addition, we cannot give assurances that we would prevail in any litigation related to infringement claims against us. Generally, our liability insurance does not cover claims of this type. Moreover, as a result of these sorts of claims, we could be required to enter into royalty or licensing agreements which, if available, may not be available on commercially reasonable terms. We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases.

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

Some of our products contain “open source” software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Some of our products are distributed with software licensed by its authors or other third parties under so-called “open source” licenses, which may include, for example, the GNU General Public License, or GPL, the GNU Lesser General Public License, or LGPL, the Mozilla Public License, the BSD License, and the Apache License. Some of these licenses may require as a condition of the license that we make available source code for modifications or derivative works we create based upon, incorporating, or using the open source software, that we provide notices with our products, and/or that we license such modifications or derivative works under the terms of a particular open source license or other license granting third parties certain rights of further use. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of those open source licenses, we could be required to incur legal expenses in defending against such allegations, and if our defenses were not successful we could be enjoined from distribution of the products that contained the open source software and required to either make the source code for the open source software available, to grant third parties certain rights of further use of our software, or to remove the open source software from our products, which could disrupt our distribution and sale of some of our products. In addition, if we combine our proprietary software with open source software in a certain manner, we could under some of the open source licenses be required to release the source code of our proprietary software. If an author or other third party that distributes open source software were to obtain a judgment against us based on allegations that we had not complied with the terms of any such open source licenses, we could also be subject to liability for copyright infringement damages and breach of contract for our past distribution of such open source software.

The markets for our products are characterized by frequent technological innovation. If we do not successfully develop new products in a timely manner our future operating results and competitive position could be significantly harmed.

The markets for our products are characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles and changes in customer demands. We cannot give assurances that the design of future products will be completed as scheduled, that we will not experience difficulties that delay or prevent successful development, introduction, marketing and licensing of new products, or that any new products that we may introduce will achieve market acceptance or commercial success. In addition, the introduction of products based on new technologies and new industry standards could render our existing products obsolete and unmarketable and could devalue our previous investment in research and development. If we do not successfully develop new products in a timely manner our future profitability and competitive position could be significantly harmed. As a result of rapid technological changes, we may have to exit markets in which we operate. If we cannot manage the impact of the disruption on our existing customer base, our financial condition could be harmed.

The markets for our products are also characterized by technological change driven in part by the adoption of new industry standards. These standards coordinate the natural competitive behavior within the technology spaces and provide mechanisms to ensure technology component interoperability can occur. If any of our markets or technology space become completely defined by such standards it would reduce any capability for differentiation or innovation and our affected products would revert to commodity status. This could lower the barriers to entry to our market away from our specialist research and development skills and enable entry for the general-purpose design skills found in some large EMS and Contract Electronic Manufacturing (CEM) companies. Commodity markets are driven by extremely low margins and very aggressive competitive pricing. If our market becomes more commoditized and we fail to deliver innovative value-added alternatives to our customers we will have great difficulty competing against the larger EMS and CEM companies and our financial condition could be harmed.

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

We often aim to lead the market in new technology deployments and leverage unique technology from single source suppliers who are early adopters in the emerging market. Our options in supplier selection in these cases are limited and the supplier based technology may consequently be single sourced until wider adoption of the technology occurs. In such cases any technical issues in the supplier’s technology may cause us to delay shipments of our new technology deployments and therefore harm our financial position.

We are heavily dependent on our proprietary technology and our competitors may gain access to this technology.

We depend heavily on our proprietary technology and rely on a combination of patent, copyright and trade secret laws to protect our intellectual property and expertise. We also attempt to protect our trade secrets and other proprietary information through confidentiality agreements with our customers, suppliers and employees and through other security measures. Despite these efforts, we cannot give assurances that others will not gain access to our trade secrets or that we can fully protect our intellectual property. In addition, effective trade secret protection may be unavailable or limited in certain countries in which we operate. Nor can we guarantee that our competitors will not independently develop comparable technologies. We cannot rely on our patents to provide us with any significant competitive advantage. Failure to protect our proprietary rights could significantly harm our financial condition.

Our products are complex and may contain defects that are detected only after deployment in complex networks and systems.

Our products are highly complex and are designed to form part of larger complex networks and systems. Defects in our products, or in the networks and systems of which they form a part, may directly or indirectly result in:

•       increased costs and product delays until complex solution level interoperability issues are resolved;

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

We may not be able to effectively manage our anticipated growth,  the expansion of our operations or the implementation of our  new Enterprise Resource Planning infrastructure.

We have experienced a period of strong growth which would lead us to believe that we must be capable of managing strong growth in the future. This has placed, and will continue to place, significant demands on our management, operational, engineering and financial resources. In particular, there is a risk that the need to manufacture increasing volumes of products in order to meet large orders may temporarily affect our ability to control quality in the production process and our ability to deliver products on time. Our ability to effectively manage growth and expansion will also require us to continue to implement and improve our operational, financial and management information systems and research and development processes, to train and manage our employees and to continue to develop, maintain and expand our supplier and customer relationships. Any failure to manage this growth effectively could significantly harm our financial condition.

We believe we need to invest in a new Enterprise Resource Planning infrastructure throughout the company to sustain our strategic growth objectives. In 2006 we implemented SAP in a pilot location and plan to complete the implementation of SAP across the company by mid 2008. Moving our entire financial and enterprise control systems onto the new SAP system involves significant risks. This may affect our ability to provide accurate quarterly reporting, maintain adequate control over our business or maintain compliance with section 404 of the Sarbanes-Oxley Act in the future during the transition period. This could result in a loss of confidence in the business externally, adversely affecting some customer orders, shareholder and supplier confidence, and could significantly harm our financial condition.

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

•       potentially adverse tax consequences, such as transfer pricing arrangements between the countries in which we operate or a deemed change in the tax residence of one or more of our subsidiaries;

•       potential tariffs and other trade barriers;

•       unexpected changes in regulatory requirements;

•       the burden and expense of complying with the laws and regulations of various jurisdictions;

•       the impact of a re-occurrence of an outbreak of severe acute respiratory syndrome, or SARS, or any other viral pandemic, such as the avian flu virus, on our employees;

•       the impact of a natural disaster affecting a large geographical region, for example the  Asian earthquake and resulting wide spread tsunami in 2004,  could affect either supply lines, our ability to produce products internally or our customers ability to pay or purchase new products; and

•       the world is experiencing sustained levels of unusual weather patterns in all geographies, which could deteriorate further in the future. As a global operation, we are affected by any adverse weather patterns that cause us to invest in extensive plant and machinery to protect our buildings and production operations across the globe or which adversely affect our ability to ship on time to customers, design product, receive material, or relocate out of a specific geography.

The occurrence of any of these events could significantly harm our financial condition.

We have experienced operating losses in the past and there can be no assurance that we will be profitable in the future. We do not currently anticipate paying any dividends on our common shares.

We recorded operating income of $60.3 million and $44.7 million in our 2006 and 2005 fiscal years respectively and operating losses of $129.5 million and $47.4 million in our 2004 and 2003 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions. Thereafter we will need to generate significant revenues in order to maintain profitability. We cannot assure you that we can sustain or increase operating income on a quarterly or annual basis in the future. We currently intend to retain all available earnings generated by our operations to develop and grow our business and we do not currently anticipate paying any dividends on our common shares.

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

A large proportion of our revenues are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government, currently in force until May 2012. Our favorable tax treatment in Malaysia is dependent upon meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm’s-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

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

The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead, which is currently used in some of the products we manufacture. We are working to modify our manufacturing processes to eliminate these hazardous materials from our products and based on information available to us we have complied with the RoHS directive since the new restrictions came into force on July 1, 2006. The costs associated with continued compliance may negatively impact our results of operations and competitive position. We are also working with our suppliers to redesign or reformulate their components containing the hazardous substances to reduce or eliminate these materials from our products. However, if we do not comply with this Directive in the future, we may suffer a loss of revenue, be unable to sell in certain markets or countries and suffer competitive disadvantage.

The European Parliament has enacted the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. Because the EU member states have not fully implemented the WEEE Directive, the nature and extent of the costs to comply and fees or penalties associated with non-compliance are unknown at this time. Costs to comply with the WEEE Directive and similar future legislation, if applicable, may also include legal and regulatory costs and insurance costs. We may also be required to take reserves for costs associated with compliance with these regulations.

Similar laws and regulations have been or may be enacted in other regions including the United States, China and Japan. These new restrictions may expand the list of banned hazardous substances or reduce the level of acceptable concentrations of other materials in our products. Although we do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing or future laws will not have a material adverse effect on our business.

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

We have recently completed our evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2006, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. In addition, our Independent Registered Public Accounting Firm will also be required to report on the effectiveness of these controls in our 2007 fiscal year. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management’s time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

In our 2007 and 2008 fiscal years we are planning to replace our Enterprise Resource Planning system which will have a significant impact on our financial reporting process. The resulting changes in long-established processes may increase the risk of new deficiencies in controls over financial reporting arising. We can give no assurances that any such deficiencies identified may not be significant deficiencies or material weaknesses that may have an adverse effect on our business’ financial condition.

Changes in securities laws and regulations have increased and may continue to increase our costs.

Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. In particular, we are incurring additional administrative expense to comply with Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and for our 2007 fiscal year our Independent Registered Public Accounting Firm to report on, our internal control over financial reporting.

In addition, The NASDAQ Stock Market LLC, on which our shares are listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. We also expect these developments to make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

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

Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 37.5% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

We are incorporated in Bermuda and, as a result, it may not be possible for shareholders to enforce civil liability provisions of the securities laws of the United States.

We are incorporated under the laws of Bermuda and a substantial portion of our assets and the majority of our executive officers and directors are located outside the United States. As a result, it may not be possible for the holders of our common shares to effect service of process upon us or our directors or officers within the United States or to enforce against us or our directors or officers in the United States court judgments based on the civil liability provisions of the securities laws of the United States. In addition, there is significant doubt as to whether the courts of Bermuda would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liability provisions of the securities laws of the United States or any state thereof. Consequently, there is also significant doubt as to whether the courts of Bermuda would be prepared to entertain an original action in Bermuda based on those laws. We have been advised by our United States and Bermuda legal advisors that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based on United States federal or state securities laws, would not be automatically enforceable in Bermuda.

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

Holders of our common shares may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. We are a Bermuda company and, accordingly, we are governed by the Companies Act 1981 of Bermuda, as amended. The Companies Act differs in certain material respects from laws generally applicable to United States corporations and shareholders, including:

•       Interested director transactions: Under the terms of our bye-laws, any director, or any director’s firm, partner or any company with whom any director is associated, may act in a professional capacity for the company, other than as auditor, and such director or such director’s firm, partner or such company is entitled to remuneration for professional services. Our bye-laws require that a director who is directly or indirectly interested in a proposed contract or arrangement declare the nature of that interest as required by the Companies Act 1981, but after such a declaration, unless disqualified by the Chairman of the relevant board meeting, such director may vote in respect of any contract or proposed contract or arrangement in which he or she is interested and may be counted in the quorum at such meeting. United States companies are generally required to obtain the approval of a majority of disinterested directors or the approval of shareholders before entering into any transaction or arrangement in which any of their directors has an interest, unless the transaction or arrangement is fair to the company at the time it is authorized by the company’s board of directors or shareholders.

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

•       Shareholder suits: The circumstances in which a shareholder may bring a derivative action in Bermuda are significantly more limited than in the United States. In general, under Bermuda law, derivative actions are permitted only when the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company’s memorandum of association or bye-laws. In addition, Bermuda courts would consider permitting a derivative action for acts that are alleged to constitute a fraud against the minority shareholders or, for instance, acts that require the approval of a greater percentage of the company’s shareholders than those who actually approved them.

•       Limitations on directors’ liability: Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or in the right of the company, against any director, except with respect to claims or rights of action arising out of the fraud or dishonesty of a director. This waiver may have the effect of barring certain claims against directors arising under U.S. federal securities laws. In general, United States companies may limit the personal liability of their directors as long as they acted in good faith and without knowing violation of law.

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

These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

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

Xyratex Ltd became the parent company of our business immediately prior to the closing of our initial public offering on June 29, 2004, in order to facilitate the listing of our common shares on The NASDAQ Stock Market LLC. Xyratex Ltd became our parent company by way of a scheme of arrangement under Section 425 of the Companies Act 1985 of the United Kingdom, pursuant to which the issued shares in Xyratex Group Limited, the parent company of our business prior to the time of our initial public offering, were cancelled in consideration of (i) the issue of common shares of Xyratex Ltd to the former shareholders of Xyratex Group Limited and (ii) the issue of new shares in Xyratex Group Limited to Xyratex Ltd.

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

In September 2005, we acquired nStor Technologies, Inc., a company which was headquartered in Carlsbad, California and listed on the American Stock Exchange. The company was a developer and provider of data storage subsystems, primarily to OEMs and owned strategic intellectual property in RAID and Serial Attached SCSI (SAS) storage technologies.

In September 2006, we acquired the business of Jastam Trading Co. Ltd., a company located in Tokyo, Japan. Jastam was a full service broker for equipment suppliers to high technology customers in Japan. This acquisition establishes a Japanese customer support infrastructure for both of our divisions. It will also expand our presence in the strategic Japanese marketplace (See Item 5: Acquisitions and Disposals).

In January 2007 we acquired key assets from Ario Data Networks Inc, which included intellectual property, capital equipment and skilled resources. The acquisition of these assets enabled us to expand our capability in software feature development and obtain key code modules that will add value to our existing and future products in Networked Storage Solutions (See Item 5: Acquisitions and Disposals).

Item 4b: Business Overview

Business Overview

We are a leading provider of modular enterprise-class data storage solutions and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Storage and Network Systems and Storage Infrastructure (SI). In January 2007, the Storage and Network Systems segment changed its name to Networked Storage Solutions or NSS. We believe this change better aligns with our customers’ needs, the changing market towards networked environments and the market’s view of our role as a technology solution provider. Our Networked Storage Solutions products provide modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our storage subsystems support a range of high-speed communication technologies and cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs to be created from a standard set of interlocking technology modules. Using data published by International Data Corporation, or IDC, an independent research company, on the number of terabytes shipped in 2005 and forecast for 2006, we estimate that we are responsible for approximately 14% of the world wide external storage systems petabyte shipments through our OEM customer base. This represents 399.4 petabytes in 2006, or over a petabyte shipment every day. A terabyte and a petabyte are units of measurement equal to one thousand gigabytes and one million gigabytes of information, respectively. Our Storage Infrastructure products include disk drive production test systems, process automation, servo track writers and disk cleaning systems. We believe that over  55% of all 3.5 inch disk drives shipped and over 20% of all 2.5 inch disk drives shipped worldwide are processed utilizing either our servo track writer or final test and qualification systems and we estimate that our Storage Infrastructure revenues account for approximately 15% of the capital spend within the annual capital budget of the disk drive industry. We have increased our revenues from $333.7 million in our 2003 fiscal year to $983.6 million in our 2006 fiscal year.

We have over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols. This experience has enabled us to establish long-term, strategic relationships with our customers. We believe we have been first to market with several data storage system and test equipment products that complement our customers’ core competencies and objectives. For example, we were first to market with an automated test process solution for the disk drive manufacturing industry and first-to-market with the introduction of a switch to replace the traditional Fibre Channel (FC) loop architecture in a storage subsystem. We were also first to demonstrate Serial Attached SCSI, or SAS, storage systems with SAS host connection through SAS expander technology in 2004. In 2006, following the successful integration of nStor technology we began shipments in volume of captive RAID technology and were first to volume shipment of mixed SAS/SATA storage systems. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect and revolutionary congestion management techniques required in multi-stage switching networks. Our storage subsystem and test and process equipment products enable our customers to improve asset utilization, reduce capital costs and better focus on their value-added objectives.

We sell our Networked Storage Solutions products primarily to original equipment manufacturers or OEMs, and our Storage Infrastructure products directly to disk drive manufacturers and their component suppliers. We have manufacturing, research and development and sales operations in the United States, Asia and Europe. We form long-term strategic relationships with our customers, which include Network Appliance, Seagate Technology and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. As of November 30, 2006, we had over 150 customers.

We believe we derive advantages from the technology and skill synergies and requirements across our Networked Storage Solutions and Storage Infrastructure business segments. Both segments require the integration of many types of high-speed disk drive technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

The last decade has seen a dramatic increase in the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications, e-mail communications, the Internet and multimedia applications, which have collectively fueled an increase in demand for data storage capacity. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. Businesses are now increasingly focusing on the issues surrounding increasing power consumption and thermal management within the enterprise to maintain compliance with emerging environmental legislation and reduce energy costs. We also continue to see a trend towards vendor consolidation and a growing emphasis on data security. This increased storage requirement and data management complexity lead us to believe that a growing opportunity for outsourced data service offerings is emerging within the data storage and IT marketplace. According to IDC, in a report issued in May of 2006, worldwide IT storage revenues will continue to experience significant revenue growth. They projected revenues from all storage hardware, software and services, within the information technology or IT sector, to grow from $71 billion in 2006 to $82 billion in 2009. Terabytes shipments of all types of Enterprise Storage were also expected to increase at a compound annual growth rate of 56% until 2009.

Digital information storage is at the very center of the emerging compliance challenge in Healthcare, Life sciences, Financial Services and Government. Also, there has been a significant increase in digital information capture and access in overnight back up, large scale video content delivery and video archive applications. All these applications have historically been serviced using low cost magnetic tape technology. However, with the emergence of low cost capacity optimized disk drive technology these applications have moved towards higher performing disk drive solutions. According to IDC in a mid 2006 update report, the revenue for storage systems containing capacity optimized disk drive technology will grow from $1.6 billion in 2004 to $8.6 billion in 2010, representing a compound annual growth rate of 39%.

In addition to the rapid growth of data, enterprises face the challenge of managing the accessibility, prioritization and protection of data in a cost-efficient manner. The realization that not all data is of equal value is driving a proliferation of storage and networking technologies developed to address different data management requirements. These technologies include:

•       High-Speed Network Interface Connections to Hosts or Servers: Storage Area Networks, or SANs, are moving from a legacy base of one gigabit and two gigabit Fibre Channel to four gigabit and eight gigabit Fibre Channel. The convergence of networking and storage technology is continuing, offering additional internet protocol, or IP, storage options, such as 10 Gigabit Ethernet and iSCSI for the host connections. Gigabit Ethernet is also widely deployed within the Network Attached Storage, or NAS market and we believe will follow the IP storage roadmaps.

•       High-Speed Connections from Remote Storage Controllers to Storage Subsystems: These connections are following the enterprise disk drive connection roadmap and we believe will move to higher speeds and new interfaces, such as four gigabit Fibre Channel and three gigabit SAS.

•       High-Speed Disk Drive Interface Connections: Disk drives are maintaining the historic trend of delivering ever faster connections speeds and new interfaces, such as four gigabit Fibre Channel and three gigabit SAS and Serial ATA, or SATA.

A proliferation of technologies has emerged to address the complex requirements of network storage. These changes have led to an increase in technology outsourcing by leading OEMs. This enables them to provide a broader range of tailored networked storage solutions while maintaining a focus on their core technologies.

New digital storage applications that enable the electronic distribution of media-rich content, such as digital music and video, in the home or as mobile accessories are fueling a rapid increase in the use of disk drive technologies to manage increased consumer driven storage demand. Non-PC applications of disk drives in the consumer electronics segments, are projected to grow in volume from 62.6 million in 2005 to 221 million in 2010, at a compound annual growth rate of 28.7%  according to TrendFocus*, an independent research group. They also state that traditional uses of disk drives in the PC market space will continue to show opportunities for longer term growth with volumes projected to grow at a compound annual growth rate of 14.2% and revenues at a more modest 4.6% between 2005 and 2010.

*                    TrendFocus Information Services “Storage Demand Analysis Service—2006 Annual Report”, dated March 2006.

Networked Storage Solutions Market

According to IDC, worldwide external disk storage systems shipments in 2005 were 2,055 petabytes with shipments expected to reach 16,085 petabytes in 2010, representing a compound annual growth rate of 50.9%. The Small Medium Business (SMB) and Small Medium Enterprise (SME) make up the middle to low tier market opportunity. We have characterized this middle to low tier market as made up of companies which have less than 1,000 employees, approximately 5-25 terabytes of storage and 2, 4 and 8-way servers. We also believe that SME/SMB companies typically buy Storage solutions in price bands between $5k and $50k. This would correlate with price bands 2-4 in IDC’s reported market segmentation and, using their data, we estimate the market size to be growing from $6.271 billion in 2006 to $10.326 billion in 2010 at a compound annual growth rate of 13.3%. We believe the demand for low cost, easy to use and enterprise-class feature and function continues to drive requirements within this space. In particular we believe significant growth may occur in the following application areas:

•       Video—Video on Demand, IP-TV, Film Post Production, Broadcast News Editing, “Local Affiliate” Commercial Insertion and Production

•       Surveillance—CCTV Recording (Prison, University), Corporate Network Monitoring, National Security Monitoring

•       Vaulting—Personal Photos, Tax Data, Consumer “Backup”

•       Healthcare—Digital X-Ray, CAT / MRI / PET Scanning

Fibre Channel (FC) continues to dominate as an interconnect technology in the enterprise storage market providing both high performance and long distance reach capability. SAS as a connectivity option, while offering significant promise, is still positioned as an early adopter technology and with its distance limitations is seen more as a SCSI replacement within the data center rather than a FC replacement.

Flexibility in drive types continues to be a requirement from customers and low cost high density SATA disk drives continue to show strong shipments in the market. Whilst this technology has proliferated as a low cost alternative, users have discovered that it is not a “one size fits all” solution and tiered storage architectures and policies are being deployed to address this. The reliability characteristics of high density SATA disk drives can cause major challenges and RAID 6 and other data protection schemes have become prevalent. These are key requirements of any high reliability system that needs to also provide continuous access to data. These features, while once considered value-add and optional, have become a standard for doing business. Other features are also emerging around the areas of power management. MAID (Massive Arrays of Idle Disks), a method of powering down the disk when not in use to conserve power is one approach to reducing power consumption.

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

The market for Fabric SAN attached Storage Systems is comprised of the Fibre Channel & iSCSI technology sub markets. IDC forecast that disk storage systems connecting to SANs through iSCSI protocol will grow from less than $296 million in 2005 to $4.82 billion in 2010, representing a compound annual growth rate of 74.8% during the period. Using data provided by IDC we estimate that the market for Fabric SAN attached Storage Systems, will grow from $9.35 billion in 2005 to $15.88 billion by 2010, representing a compound annual growth rate of 11.2%. IDC also project the NAS market to grow from $2.22 billion in 2005 to $4.36 billion in 2009, representing a compound annual growth rate of 14.4%. These two network storage market segments are gaining market share within the overall external storage systems market, which is projected to grow from $17.51 billion dollars in 2005 to $23.19 billion in 2010, representing a compound annual growth rate of 5.84%. The combined market share of NAS and Fabric SAN was 66.1% of the external storage systems market in 2005 and is estimated to grow to 87.3% in 2010, at the expense of the Direct Attached Storage (DAS) legacy technology base.

RAID storage systems have become the prevailing technology for businesses where data availability is of critical importance, due to their high levels of performance and reliability. RAID storage subsystems consist of multiple disk drives together with a controller device that manages access to data stored on the disk drives. The controller manages access to the data so that if a disk drive fails, other disk drives in the RAID subsystem can be used to recover data that was lost from the affected disk drive. Historically, we have addressed this need by either integrating our storage enclosures with either our customer’s storage controller or specialist third party controller technology. The adoption rate of RAID enabled data protection strategies has been less marked in the sub-segments serviced by SME and SMB sector. We typically characterize these sub segments as having external storage solution price points below $50,000. Using data from IDC we can see a growth in adoption from 80.9% in 2005 to approximately 93.3% in 2010.

We design, develop and manufacture storage subsystems that support a range of modular, high-speed communication technologies and performance specifications. Our modular design approach enables us to tailor our storage subsystems to meet the specific price and performance objectives of our customers. As storage and networking protocols continue to proliferate, we believe the strategic importance of our modular storage subsystems architecture will increase and we already have SAS, SATA and FC within our portfolio of products. We have been a market mover in the SAS space, both as an interconnect technology and as an implementer of tiered storage (i.e., mixing SAS and SATA drives) within the same enclosure. With our superior leadership in power, drive packaging, enclosure cooling and plans of advanced power management, we believe we are well positioned to leverage the growing trend towards energy. We believe our high density storage enclosures are recognized as best of class in the industry and enable us to take advantage of the emerging demand for bulk storage applications. The early identification of the increased adoption of low cost RAID technology by SME’s was one of the prime drivers behind our acquisition of the nStor RAID technology in September 2005. We believe we are now well positioned to address the affordable RAID controller market growth opportunity.

Storage Infrastructure Market

Hard disk drive sales in 2005, in terms of unit shipments, grew at a rate of 24.9%, to over 381 million, according to TrendFocus  Information Services. Their Storage Demand Analysis Service—2006 annual report forecast the disk drive industry to grow at 14.4% compounded annual rate (in unit terms) through 2010, approaching 750 million units by that time. Consumer-driven devices such as personal video recorders (PVRs), MP3 audio devices (e.g., iPod), game consoles, multi-function printers, automobile intelligence systems (AIS), digital still cameras (DSC), and a host of other new digital products are fueling a revolution in the hard disk drive (HDD) industry. These non-PC applications of disk drives are projected to grow in revenue from $4.916 billion in 2005 to $11.529 billion in 2010, at a compound annual growth rate of 18.6% according to the same report. We believe that, in order to maintain and grow disk drive output, manufacturers will need to increasingly invest in disk drive automation and process test equipment. This market is largely driven by a combination of the growth in the areal density of disk drives (as measured by data bits per square inch), disk drive unit shipments, disk drive capacity and the emergence of new interface protocols and form factors.

Based on the referenced report by TrendFocus, it is also expected that the 3.5 inch form factor which was the most popular in 2005, would continue to dominate throughout the forecast period. This form factor is currently the de facto standard in virtually all desktop and PVR solutions, and is also standard in a majority of all enterprise shipments. However, TrendFocus reported that 2.5 inch drive shipments surged in 2005 due in large part to the global shift towards acceptance of notebook solutions. They stated that 2.5 inch solutions also gained momentum into consumer electronics products, with shipments being focused initially on the AIS markets and on multi-function printer markets. Microsoft also shifted HDD form factors from 3.5 inch for the original Xbox, to 2.5 inch for the Xbox 360. This drove 2.5 inch demand in 2005 and is likely to continue to do so in the coming years. 2.5 inch solutions are also seeing increased interest from both enterprise and desktop products, although transition and acceptance has been much slower than originally anticipated. Using data from the referenced report we estimate that the 2.5 inch form factor will grow from 21.9% of drive volumes in 2005 to 34.4% market share in 2010.

The emergence in 2005 of perpendicular recording techniques within disk drives is a significant market dynamic and we estimate that it will be very difficult to achieve over 160 gigabyte per disk without it being actively deployed. Based on a Rigid Media & Substrate Information Service report from TrendFocus we believe that the areal density requirement for 3.5 inch drives will grow from 160 gigabytes per disk in 2006 to 640 gigabytes per disk in 2010. Perpendicular recording allows the magnetic circuit to flow perpendicularly through the layers of the disk rather than horizontally through the upper surface layers. This allows more magnetic material to be deployed per bit whilst simultaneously reducing the footprint of each individual bit on the disc’s surface dramatically increasing the number of bits per square inch. We believe that this increase in bits per inch also increases the sensitivity of the magnetic media process to contamination as smaller defects are capable of affecting the magnetic performance of the disks. We believe that this should result in increased investment cycles in precision cleaning equipment and automated optical inspection techniques.

Using data from the TrendFocus report, dated March 2006 (Storage Demand Analysis System—2006 Annual Report) it is expected that the demand for large capacity drives, greater than 300 Gigabytes, will increase in volume from 9.61 million in 2005 to 420.5 million in 2010. In 2005 this volume was 3% of the marketplace and this share is projected to grow to 56% in 2010. We believe increased demand for large capacity disk drives contributes positively to our business as higher capacity drives require longer process test times on Xyratex process equipment and often have to use multiple hard disks per drive to achieve the high storage capacity.

Finished media shipments grew 33%, to 630.57 million, while substrate sales jumped 24%, to 755.27 million in 2005 according to the TrendFocus report, Rigid Media & Substrate Information Service published in March 2006. They projected that the compound annual growth rate for the next five years are expected to be 12.4% and 10.7% for the media and substrate markets, respectively, and both markets will exceed 1 billion units later in the five-year forecast period. The market is grappling with two highly anticipated transitions. The 3.5 inch market introduced 160 GB/disk in 2006, and the 2.5 inch-and-smaller markets are moving into perpendicular recording.

TrendFocus also reported in their Rigid Media & Substrate Information service 2006 annual report that disk media volumes would grow from 630.57 million in 2005 through to 1,132.96 million in 2010, a compound annual growth rate of 12.4%. Our acquisition of key magnetic disk media handling technology in 2004 and our acquisition of precision cleaning process technology in 2005 positions us well to take advantage of this dynamic.

We design, develop and manufacture process automation solutions that enable customers to test and produce highly reliable disk drives and magnetic disk media with greater efficiency and at a lower cost. In addition, our next-generation test systems allow our customers to load, test and unload each drive individually and asynchronously. Our patented asynchronous testing systems reduce the time required for processing disk drives, allowing for a more efficient use of capital equipment. We have established long-term relationships with leading disk drive manufacturers, including Seagate Technology and Western Digital.

Our Competitive Strengths

Disk drive technology is a fundamental building block of any network storage system. We believe our leadership in developing and providing high-density automation and disk drive test equipment, combined with our experience in developing high-density networked storage subsystems, has uniquely positioned us to understand our customer needs and drive innovation in both our product segments. In particular, we believe that the following attributes of our business position us to take advantage of market opportunities:

Leadership in High-Growth Market Segments

We are an established leader in key segments of the external storage and networking markets. We are the leading subsystem provider to OEMs in the NAS systems segment and based on data from IDC we believe we ship over 14% of the shipments in terms of terabytes in the worldwide external storage systems market. We are also the leading independent supplier of disk drive production test and servo track writing process equipment to the disk drive industry. We estimate that over 55 percent of all 3.5 inch disk drives shipped worldwide and over 20% of the 2.5 inch disk drives shipped worldwide are processed through our technology in either the servo writer or final test and qualification processes. We are well positioned to become a leader in providing technology to OEMs in Capacity-Optimized Storage Systems segment. This segment integrates high density desk top drives into the enterprise storage systems market by incorporating SATA and SAS disk drive technologies. SATA based systems provide a key, cost effective enabler for such data storage, disk-to-disk backup and NearLine applications. These systems, coupled with advancements in virtualization software are enabling growing implementation in “tiered storage” architecture.

Excellence in Technology Innovation

We are a leader in high-specification design of high-density, scalable, storage subsystems and automated process test equipment. We are also a leader in the development and integration of network communication protocols and switching technologies. As of November 30, 2006, we employed 396 research and development professionals, which represent 26% of our total employees. Our position as a leader in providing networked storage subsystem technology and disk drive automation and process test equipment has enabled us to deliver innovative and first-to-market products that complement our customers’ core competencies.

Our history of innovation and first-mover positioning has contributed to our success in winning large OEM contracts and developing long-term customer relationships. For example, in 2002 we were first to offer our OEM customers the new “switched bunch of disks,” or SBOD, technology. This innovative technology can offer substantial increases in performance, data availability and serviceability in certain customer applications. We demonstrated our third generation SBOD incorporating four gigabits per second Fibre Channel technology in 2004. We also demonstrated SAS storage systems with SAS host connection through SAS expander technology in 2004. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect and revolutionary congestion management techniques required in multi stage switching networks. In 2005 we also demonstrated our high density 4U networked storage solution which contained 48 high capacity SATA drives attached to a fibre channel network. In 2006 we demonstrated direct SAS attachment to this high density solution. We also began shipments of mixed SAS and SATA tiered storage solutions and demonstrated a high density application focused storage solution. These 4U storage systems contain 24 high density hard disc drives integrated with Storage Bridge Bay (SBB) compliant controller and application blade technology modules.

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

Strategic Relationships with Technology Leaders

We have established long-term strategic relationships with many of our customers including our two largest customers: Network Appliance and Seagate Technology. They rely on us to deliver high-quality products, which they often integrate into their branded product offerings or processes. We have successfully taken advantage of the trend towards technology outsourcing. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products. By sharing intellectual and financial capital and resources with other technology leaders, we are able to provide our customers with high-performance and innovative products.

Strong Revenue Growth and Performance

We have increased our revenues from continuing businesses from $83.6 million in our fiscal year ended November 30, 1999 to $983.6 million in our fiscal year ended November 30, 2006, representing a compound annual growth rate of over 41%. We have over six years of sustained annual revenue growth, and over 26 consecutive quarters of year over year revenue growth. During this time we continued to make significant investments in research and development despite there being periods of constrained information technology spending in the market. We believe that the diversity of our product portfolio and our OEM business model has contributed to our strong performance during the recent global technology recession.

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

Growth Strategy

Our objective is to enhance our leadership position in providing networked disk storage solutions and disk drive automation and process test equipment. Key elements of our strategy include:

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

From time to time we may also acquire companies which possess technologies that we believe are important to our strategic development. Examples of this type of activity include our acquisition of both the magnetic disk media automation technology in February 2004 and the acquisition of intellectual property for advanced optical inspection systems in September 2004. In 2005, we acquired precision cleaning process technology through the acquisition of Oliver Design. The application of both automation and cleaning process technology integrated with disk inspection technology will enable us to drive further process innovation and efficiencies for our customers. In September 2005 we added captive RAID technology to our storage system enclosures through the acquisition of nStor. Historically we have only been able to access the RAID market opportunity through third party suppliers. The integration of our own RAID controller technology with our storage enclosures also enables the opportunity to invest in additional software technology increasing our overall value-add to our customers.

Leveraging Our Resources and Intellectual Capital Across Our Businesses

We seek to apply our intellectual capital and resources in several sectors within the data storage and networking markets. This allows us to effectively allocate our resources by directing them to the most promising projects. We also seek to identify and capitalize on emerging technology and trends.

We believe there is synergy between our two business divisions with regards to system integration and testing of high-density disk drive solutions. For example, as new interfaces and disk drives are initially developed, our disk drive manufacturing customers need access to our process and test equipment. The development of disk drive process and test equipment gives us a significant time-to-market advantage on any new issues or technology requirements which may impact the development cycle for our storage subsystems products. This has contributed to our ability to provide networked storage subsystem solutions early in the life cycle of new disk drive technology and offer our customers significant time-to-market advantages. We gain significant commercial leverage from our internal proprietary process technology within Networked Storage Solutions. This process equipment leverages over 20 years of experience in Storage Systems process design and manufacture.

Expanding Into Complementary Markets in Data Storage and Process Equipment Markets

In addition to growing within our existing market, we constantly seek to exploit our technology to expand into complementary high-growth areas within the data storage and process equipment markets. For example, we have grown our leadership position in the disk drive process and test equipment market through a targeted joint development process within our customer base. We successfully expanded from shipping product in one segment of this market in 1998 to four market segments in 2005. In 2006 we were selected to provide equipment to a customer in the solar power market, our first engagement outside the data storage market. This was through leveraging process automation technologies previously deployed within the data storage segments but adapted to the new requirements of the solar market.

Our strategy is also to make incremental technology acquisitions to deepen our penetration of existing markets and create the potential to grow our margins or to facilitate entry into new market segments supported by our existing customer base. We have been successful in implementing this strategy to create the synergistic business streams we have today and will continue to execute and expand this strategy in the future. Our OEM storage subsystems customers have identified several emerging opportunities for our technology beyond the traditional storage interconnects associated with the switches used in Fibre Channel or IP SANs or LANs. Our strategy is focused on developing the basic technology building blocks which will address the needs of networked storage systems, system area networking, grid computing and high-performance computing market segments. Examples of our acquisition strategy include our acquisition of the business of ZT Automation LLC in February 2004. The acquisition has provided us access to magnetic disk media handling automation technology used in the disk drive production process. On September 2, 2004 we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. This technology has the capability to integrate with magnetic disk media handling automation and has the potential to enable even deeper access to magnetic disk production processes. This technology also has the potential to allow us to access any market where there is value in the deployment of automated optical inspection systems. In February 2005 we acquired the rights to important intellectual property incorporated inside an extensive Linux code base from both Cap Epsilon of California and Vedams of Hyderabad, India. This code enabled an earlier time to market for the new product line, Application Storage Systems. Application Storage Systems integrate ATX motherboard technology inside a storage enclosure so that they can be more readily deployed in many new entry level storage applications within the Healthcare, Video, IP storage and SAN markets. In May 2005, we acquired the business of Oliver Design, Inc, a company located in Scotts Valley, California, which develops and sells precision cleaning process technology for use in the magnetic disk media drive production process. In September 2005, we acquired nStor, a company headquartered in Carlsbad, California, and which was a developer and provider of data storage RAID technology, primarily to OEMs. In September 2006 we acquired the business of Jastam Trading Co. Ltd, a company located in Tokyo Japan. Jastam was a full service broker for equipment suppliers to high technology customers in Japan.

Our Products

Our operations are divided into two business segments, Networked Storage Solutions and Storage Infrastructure.

Networked Storage Solutions

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

Our storage subsystems are internally managed by a range of software modules and features. These software modules can monitor the internal performance of the subsystem, create high-availability internal environments, communicate independently with remote service, support organizations and integrate seamlessly with our customer’s controlling software and management technology through industry standard interfaces.

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

JBOD Subsystems.   Our JBOD subsystems are high-density storage enclosures that can be configured to specific applications, including changes to disk drive form factors and the number of drives per enclosure. This includes configurations of 8, 12, 14, 16 and 48 disk drives per enclosure. Our subsystems currently integrate high-speed Fibre Channel, low-cost SATA, ATA and enterprise-class SCSI (SAS) protocol disk drives.

SBOD Subsystems.   Our SBOD subsystems provide a cost effective alternative to the Fibre Channel loop architecture in a traditional Fibre Channel JBOD with embedded switch technology. The SBOD’s switched backplane is an embedded switch with integrated network monitoring capability. This offers substantial increases in performance, data availability and serviceability. Our embedded switch technology enables individual drive performance to be monitored so that any degradation of individual disk drives can be identified. Traditional Fibre Channel loop architectures do not offer this monitoring capability.

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

Application Storage Systems.   Application Storage Systems integrate ATX and SBB motherboard and server blade technology modules inside a storage enclosure integrated with the necessary driver and specialist utility software modules to adapt to many different storage application requirements. Various network connections can be further integrated into the competitively designed storage enclosures making them excellent platforms to address the entry level requirements of the Healthcare, Video, IP storage and SAN markets.

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

Embedded Software Modules.   The embedded software modules control and monitor the internal infrastructure of the storage subsystems enclosure. They perform basic monitoring tasks and are capable of providing detailed status reports on the enclosure’s overall health and recent performance history. The embedded software modules:

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

Emerging interface standards attempt to add more capability and better define the way devices behave and pass communications to each other, by improving device interoperability, simplifying network management processes and standardizing and enhancing the device-level information within high-speed storage networks.

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

All these software tools integrate with and complement the expanded management and software features within our customer’s overall management system architecture.

Storage Infrastructure

We are the leading global independent provider of disk drive production test, media automation, servo-track writing equipment and disk cleaning systems. Our Storage Infrastructure products enable our customers to test and produce highly reliable disk drives with greater efficiency and at a lower cost. Over the past few years, we have provided production equipment to leading disk drive manufacturers and their component suppliers, including Komag, Maxtor Corp., Seagate Technology and Western Digital. Our Storage Infrastructure products are capable of covering all disk drive form factors, including 3.5 inch, 2.5 inch, 1.8 inch, 1.0 inch and 0.85 inch disk drives. These products include:

Disk Drive Production Test Systems.   We design and manufacture fully automated process test systems which incorporate mechanical and electronic hardware and software that control the operating environment of disk drives during final qualification testing. This test process isolates any magnetic defects from each drive during an extensive period of testing that can exceed 100 hours for current generation high capacity disk drives. Our test systems can be configured to meet the specific requirements of individual customers and can be integrated with our customers’ technology. Our test systems are capable of testing a full range of disk drive protocols and form factors that are currently available on the market. Protocols include high-speed Fibre Channel, low-cost SATA, ATA and enterprise-class SCSI protocol disk drives.

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

Media Automation Solutions.   Our media automation solutions cover all major aspects of magnetic disk media processing requirements, including product handling, cassette transport with intelligent routing, product tracking disk stacking and process management software. Disk automation solutions require precision technology and sophisticated techniques to provide the efficiencies that only an integrated approach to process and system design can deliver. This is why we work closely with customers to ensure that our solutions are designed to integrate tightly with specific production environments, yet remain modular and flexible enough to grow as needs change.

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

We have over 150 customers, of which the top two customers are Network Appliance and Seagate Technology. In our 2006 fiscal year sales to these customers accounted for 46% and 28% of our revenues, respectively, in total 74% of our revenues. During our fiscal year ended 2005, our top two customers accounted for 78% of our revenues. The loss of any of our top two customers could significantly harm our financial condition. We believe that since our separation from IBM in 1994, we have not lost a key customer to a competitor. In 2006 we established over fifteen new customer accounts expected to contribute more than $0.5 million in annual revenues each.

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

•       grant the customer a nonexclusive, worldwide, license to use our intellectual property in the customer’s product offerings; and

•       contain certain non-disclosure, confidentiality, assignment, termination, product and manufacturer’s warranty, inventory consignment, and indemnification provisions.

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

Environmental Commitments and World Wide Legislation

Xyratex aims to identify and minimize the negative environmental impacts of its products and business activities, specifically to ensure that:

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

•       we present an image which accurately reflects our environmental performance and objectives; and

•       we continually improve our environmental performance.

Xyratex will prohibit the use of all substances identified within the RoHS Directive (restriction on the use of certain hazardous substances) and the Chinese “Administration on the Control of Pollution Caused by Electronic Information Products” law (China RoHS). It is Xyratex’s objective, where possible, to ensure all of its products sold within the European Union and China comply with these directives and laws. Xyratex is committed to designing for the environment to ensure all products are capable of being recycled within the requirements of national and international legislation.

In 2005 Xyratex successfully met the compliance requirements for ISO 14001 for its UK research and production facility in Havant. Our strategy is to achieve ISO 14001 registration at our manufacturing locations and compliance across all of our worldwide locations over time.

Research and Development

We have over 20 years of research and development experience in disk drive development, storage systems and high-speed communication protocols. We believe we have been first-to-market with several of our data storage subsystem and test and process equipment products that complement our customers’ core competencies and objectives.

Our research and development program is focused on the development of new and enhanced products that can support emerging communication protocols while continuing to accommodate legacy technologies. We believe that this focus positions us to capitalize on emerging technologies and standards, such as iSCSI and SAS, while continuing to support existing technologies, such as Fibre Channel, SCSI, SATA, ATA and both Gigabit Ethernet and 10 Gigabit Ethernet. We have also invested significantly in software and the design of programmable logic devices, such as Field Programmable Gate Arrays, or FPGA, and in the integration of switching technology into our range of storage subsystems.

We typically undertake between eight to ten significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended  November 30, 2006, we have engaged in 30 research and development projects related to our Networked Storage Solutions business and 16 projects related to our Storage Infrastructure business. Approximately 16 of these projects are focused on developing new technologies or applications and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

Over the past three fiscal years, we have increased our research and development expenditures each year and have spent an aggregate of $181.1 million (including $25.9 million of equity compensation and a benefit of $6.0 million in connection with a development arrangement with a supplier) during this period. We have consistently maintained over 26 percent of our employees in research and development during this period. These employees have an average of over ten years of experience in research and development.

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

We carry out our research and development activities in Havant, United Kingdom; Chicago, Ithaca, Lake Mary, San Jose, Scotts Valley and Colorado Springs, United States; and Seremban, Malaysia.

Intellectual Property

Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2006, we had 100 U.S. patents granted, 63 U.S. patents pending, 71 non-U.S. patents granted and 129 non-U.S. patents pending.

In order to enhance our intellectual property we also seek to acquire or obtain cross-licenses with industry partners. In December 2006 we entered into a cross-license with IBM. This enabled our Networked Storage Solution business to leverage valuable IBM intellectual property into the roadmaps of our OEM technology business. A recent analysis we have made of the intellectual property landscape for this business showed that the IBM patent portfolio had the dominant share of patents by volume and relevance. Historically we have had to design around this portfolio as we move forward with our technology roadmap. We will now be able to freely use any of IBM’s patents or filings and incorporate them into our roadmap. The cross license with IBM should therefore make the initial product architecture phase more efficient as we develop new technology for customers.

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

We sell our products primarily to OEMs who incorporate them into their own branded products. As a result, branding is not an important aspect of our business. However, we have registered the “Xyratex” trademark and other trademarks specific to certain of our products.

Manufacturing and Operations

Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento, San Jose and Scotts Valley in California, United States; Seremban, Malaysia; and Havant, United Kingdom. These facilities share common material planning and management systems and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also attempt to use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers. However, over the next two years we are planning to transition to SAP, a replacement Enterprise Resource Planning system, across the whole company. We have adopted a phased deployment across the company. Scotts Valley acted as a pilot location and successfully converted to SAP in 2006. The phased SAP roll out will lead us to lose some of the above company-wide efficiencies within the transition period. We will maintain significant system and skill commonality within each division but efficiencies across the whole company will be reduced due to the dual system operation within the transition period.

We have established strategic relationships with a number of key suppliers for the supply of our core components and subassemblies, including printed circuit board assemblies, hard disk drives, plastic mouldings, power supplies and sheet-metal fabrication. In 2006, for certain of our product lines, we also outsourced higher level box assembly to one of our suppliers. Our production facilities are focused on material planning, high-level assembly operation, system testing and customer fulfillment activities.

We have an agreement with Solectron Corporation, one of the largest third-party providers of customized integrated electronic manufacturing services, to manufacture electronic cards for use in our products. We purchase all of the electronics cards used in our products from third party vendors, but maintain card design and development expertise in-house. We work closely with Solectron and others in order to effectively manage our electronic card inventory, to control component costs, and to incorporate design upgrades. Our agreement with Solectron is a trading agreement which sets forth the basic terms of the supply arrangement but does not contractually commit us to order electronic cards from Solectron. We order electronic cards from Solectron through purchase orders, on an as needed basis, as described in “Supply Arrangements” below. Our trading agreement with Solectron:

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

•       stipulates ownership, use, quality, service and maintenance procedures relating to tooling owned by Xyratex that is used by Solectron and held at Solectron’s site;

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

Sales and Marketing

We market and sell our products primarily to leading OEMs and disk drive manufacturers, and to a small number of other companies. Our sales and marketing activities are actively supported by our senior business development managers and key individuals from our research and development team. Because these employees have an in-depth understanding of our products, we believe they are well positioned to provide support to sales and marketing activities and serve the needs of our customers. Our sales and marketing model also allows us to develop strategic relationships based on our technical know-how. Although we do not maintain a traditional sales and marketing group, we employ a number of sales representatives who support our sales activities in key markets by identifying potential new customers and managing our ongoing customer relations. We undertake certain targeted advertising, attend industry trade shows and participate in industry associations as part of our sales and marketing activities. As of November 30, 2006 we had 234 employees involved in direct sales and marketing activities.

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

	Year Ended November 30,
	2006	2005	2004
United States	50.9%	52.0%	61.3%
Asia	38.2%	37.2%	27.7%
Europe	10.9%	10.8%	11.0%

Competition

The market for Networked Storage Solutions and Storage Infrastructure products is competitive, and we expect this competition to increase. To maintain and improve our competitive position, we must continue to develop and introduce, on a timely and cost-effective basis, new product features and applications that keep pace with technological developments and emerging industry standards, and that address the increasingly sophisticated needs of our customers. The principal competitive factors affecting the market for our products are:

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

We compete with companies active in providing storage subsystems and components to OEMs, including Dot Hill Systems Corp. and LSI trading as Engenio Information Technologies Inc. We face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaborations with emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers such as Sanmina-SCI (trading as Newisys).

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

The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc	United States
Xyratex International Inc	United States
Xyratex (Malaysia) Sdn Bhd	Malaysia

Item 4d: Properties

Our corporate offices and the center for our European research and development and production operations are located in Havant, United Kingdom, where we lease 77,000 square feet of office space and 35,000 square feet of manufacturing space.

Our U.S. research and development operations occupy leased facilities in Lake Mary, Florida, Ithaca, New York, Colorado Springs, Colorado and Chicago, Illinois. We maintain production operations in

Sacramento, San Jose and Scotts Valley, California. In Lake Mary we lease 14,000 square feet of office space, in Ithaca we lease 9,000 square feet of office space, in Colorado Springs we lease 5,000 square feet of office space and in Chicago we lease 12,000 square feet of office space. In San Jose, we lease 36,000 square feet of office space, in Scotts Valley we lease 15,000 square feet of office space and 28,000 square feet of manufacturing space and in Sacramento we lease 17,000 square feet of office space and 96,000 square feet of manufacturing space. We also lease 1,500 square feet of office space in Carlsbad, California.

In Asia, our production and research and development operations are located in a 128,000 square foot facility in Seremban, Malaysia, which we own. Approximately 34,000 square feet of this space is office space and the remaining 94,000 square feet is manufacturing space. We also lease 9,000 square feet of office space in Penang, Malaysia, 5,000 square feet of office space in Singapore, 1,500 square feet of office space in Shanghai, China, 4,500 square feet of office space in Wuxi, China, 3,500 square feet of office space in Pathumthani, Thailand, and 2,500 square feet of office space in Tokyo, Japan, all for sales and customer support.

ITEM 4A: UNRESOLVED STAFF COMMENTS

None.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

You should read the following commentary together with the “Selected Historical Consolidated Financial Data” set forth in Part I, Item 3A and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in “Part I, Item 3D—Risk Factors” and elsewhere in this Annual Report.

Overview

We are a leading provider of modular enterprise-class data storage subsystems and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions and Storage Infrastructure.

Our Networked Storage Solutions products are primarily storage subsystems, which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2006 fiscal year, sales to our top two customers, Network Appliance and Seagate Technology accounted for 46% and 28% of our revenues, respectively. In our 2005 fiscal year, sales to these customers accounted for 48% and 30% of our revenues respectively. We had 49 customers which individually contributed more than $0.5 million to revenues in our 2006 fiscal year and 39 in our 2005 fiscal year. At November 30, 2006 we had over 150 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Acquisitions and disposals

On September 4, 2006, we completed the acquisition of Jastam Trading Co. Limited of Tokyo, a full service broker for equipment suppliers to high technology customers. The consideration for the acquisition of $1.7 million was paid in full in cash on completion and approximately represents the fair value of the tangible net assets acquired. The purchase of Jastam will enable us to better support current and potential future customers in Japan and is not expected to have a significant effect on future earnings in the short term.

We have recently completed a number of transactions to enhance the intellectual property base within our Networked Storage Solutions segment and generate income from our existing patent portfolio. These included the acquisition of a specific portfolio of patents from IBM, a general patent cross license arrangement with IBM and the acquisition of certain key assets and intellectual property from Ario Data Networks Inc. This represents a significant injection of intellectual property and will enable us to build more value add features and functions to the technology acquired as part of the acquisition of nStor Technologies, Inc. in September 2005. We also concluded two intellectual property licenses relating to the Xyratex portfolio of patents and filings. We licensed our network analysis patent portfolio to Napatech, a programmable network adapter company based in Denmark and licensed our cross bar switching patent portfolio to Virtensys, a U.K. technology start up. In total we have recorded purchases of intangible assets totaling approximately $9.0 million, of which $5.0 million was subsequent to the end of our fiscal year. We recorded other income of $3.2 million related to our license to Napatech.

In September 2005, we completed the acquisition of nStor Technologies, Inc., a company which was headquartered in Carlsbad, California and was listed on the American Stock Exchange. nStor was a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was $21.5 million in cash. In addition, as part of the acquisition, we were required to make other payments totaling $3.8 million and assume debt totaling $5.1 million. nStor recorded revenue of $7.3 million and $10.3 million in the six months ended June 30, 2005 and year ended December 31, 2004, respectively. nStor recorded operating losses of $4.2 million and $6.9 million, respectively in these periods. At November 30, 2006, we had substantially completed the integration nStor’s business with our Networked Storage Solutions segment.

In May 2005, we acquired the business of Oliver Design, Inc., a company located in Scotts Valley, California, which develops and sells magnetic disk drive media cleaning technology for use in the disk drive production process. Our total cash consideration of $17.2 million consisted of an initial payment of $14.2 million and deferred consideration of $3.0 million due fifteen months from closing, which we recorded as an acquisition note payable. The deferred consideration was paid in August 2006.

In September 2004, we acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involved an initial cash consideration of $1.3 million plus additional future payments of up to $17.2 million, $1.2 million of which is dependent on the achievement of certain product delivery milestones and up to $16.0 million of which is dependent on operating profit generated from the acquired intellectual property over the four years ending November 30, 2008. As of November 30, 2006, no additional payments had been made in respect of this purchase.

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

In February 2004, we acquired the business of ZT Automation LLC, a company located in Fremont, California, which develops and sells magnetic disk media handling automation technology for use in the disk drive production process, for a maximum total consideration of $29.0 million, which consisted of $6.6 million of initial consideration and $22.4 million of deferred consideration. Of the deferred consideration, $2.0 million was recorded as an acquisition note payable and was paid in February 2005. The additional amounts of deferred consideration of up to $20.4 million are payable based principally on a percentage of revenue generated by this business in the three years ending on December 31, 2006, calculated as 21.5% of cumulative revenue in excess of $19.6 million. The amount paid or payable based on revenue was $15.2 million at November 30, 2006.

Revenues

We derive revenues primarily from the sale of our Networked Storage Solutions products and our Storage Infrastructure products.

Our Networked Storage Solutions products consist primarily of storage subsystems which address three market segments through our OEM customers; Network Attached Storage or NAS, Storage Area Networks or SAN and Capacity Optimized storage. We have continued to see strong growth in each of these market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our customers typically operate across multiple market segments. Capacity Optimized storage is considered to be a new segment within the external storage systems market. It is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the back up and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the Fibre Channel protocol to access the storage subsystem which can incorporate either high performance Fibre Channel or lower cost ATA/SATA disk drives.

Our Storage Infrastructure revenues are derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components and we have seen growth in these revenues over recent fiscal years, primarily through sales to Seagate Technology. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). We commenced the supply of media cleaning technology when we acquired the business of Oliver Design, Inc. in May 2005. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

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

As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices have reduced in the last two fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

Some of these arrangements require non-refundable payments from our customers for research and development during the product development phase, which is known as non-recurring engineering or “NRE”. Revenue from non-recurring engineering under these contracts has been recognized upon the achievement of agreed project milestones and amounted to $1.9 million in our 2006 fiscal year and $0.8 million in our 2005 fiscal year. These amounts exclude compensation for product development received on cancellation of a customer order in 2006 as described below in the discussion of revenue. We do not anticipate any significant changes in the level of revenue from non-recurring engineering.

Sales of the major portion of our Storage Infrastructure products include an installation element. Revenue for these products is recognized upon installation except that, where there is objective and reliable evidence to support the fair value of installation, or where there is a separate arrangement for the installation, product revenue is recognized upon delivery. In addition, some of our sales contracts provide that a certain percentage of payments are to be made in advance of product delivery, in which case we record these payments as deferred revenue until the product is actually delivered.

We believe that both of our business segments present the opportunity for growth over the next several years. We are seeing growth in demand from our customers, which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets which our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in shipped volume and increases in the individual storage capacity of disk drives.

The acquisition of Maxtor by Seagate Technology in May 2006 represents a significant consolidation among disk drive suppliers and has caused significant changes in market share. We believe these market share changes have resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition we believe Seagate intend to reutilize certain Maxtor owned equipment, which was previously planned to be replaced by Xyratex equipment. Whilst the opportunity for growth in the longer term remains, we anticipate that for these two reasons revenues from our Storage Infrastructure products will decline in our 2007 fiscal year.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $75 million in our 2006 fiscal year) of our non-U.S. dollar operating expenses relate to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. Overall in this period the U.S. dollar has fallen by approximately 14% relative to the U.K. pound. The effect of this volatility and movement is reduced because we have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead. This historical exchange rate movement resulted in an increase in operating expenses in our 2005 fiscal year of approximately $6.0 million. There was no significant increase to our 2006 operating expenses arising from exchange rate movements, but if there are no further changes to the exchange rate, our 2007 operating expenses will increase by a further $3.0 million.

Costs of Revenues and Gross Profit

Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, manufacturing volumes and costs of components. The gross margins for our Networked Storage Solutions products tend to be lower than the margins of our Storage Infrastructure products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

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

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2006 fiscal year our research and development expenses related to over approximately 46 separate projects and consisted of approximately $49.2 million related to improving existing products, $8.7 million to meet customer specific requirements and $11.5 million related to entering new markets, such as development of the Storage Bridge Bay (SBB) compliant Application Storage System.

As of November, 2006 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue and we expect this trend to continue, reflecting our continuing commitment to developing products based on advanced technologies and designs.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, information technology costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. To the extent our business continues to grow we would expect these expenses to continue to increase approximately in line with our revenues.

Provision for Income Taxes

We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Over 90% of our income before income taxes in the last two fiscal years has arisen in the United Kingdom or Malaysia. Since 1998, our Malaysian operations have benefited from “high-tech pioneer” status which provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we were granted a tax exempt status for our operations in Malaysia until 2012, provided that we meet certain requirements. This removes the risk which previously existed, of a rise in our overall tax rate which would have occurred in 2007 when our “high-tech pioneer” status was due to expire. As of November 30, 2006, we recorded a deferred tax asset of $8.2 million related to loss-carry forwards and other timing differences in the United Kingdom. As a result of loss carry-forwards we have not been required to make any significant U.K. tax payments in recent fiscal years. Of the remaining deferred tax balance of $9.8 million, $5.7 million relates to equity compensation expense as described in the next paragraph and $3.3 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor.

Following the introduction of FAS 123R in our 2006 fiscal year, we have recorded equity compensation expense using the fair value method. This has resulted in the recording of a tax benefit of $1.8 million which is included in the deferred tax asset. The realization of this asset is dependent on future share price movements over the next four fiscal years as the awards vest. We anticipate recording any variation to the value of this asset as an adjustment to Additional Paid in Capital. As a result of the recording of equity compensation expense under the intrinsic method of our previous accounting policy in our 2004 fiscal year related to our Initial Public Offering in that year, we recorded an additional deferred tax asset of $12.3 million relating to share options granted to U.K. employees. This tax benefit primarily relates to a U.K. tax deduction which may be obtained when these share options are exercised, calculated as the intrinsic value on the date of our offering, being the excess of the market price over the exercise price on that date. As of November 30, 2006, as a result of employees exercising share options, $7.9 million of this amount had been added to U.K. loss carryforwards. The tax deduction is based on the intrinsic value on the date of exercise, which in our 2005 fiscal year was higher than that on the date of our offering. This windfall tax benefit, totaling $1.5 million, was added to Additional Paid in Capital. Following the adoption of FAS 123R, windfall tax benefits will only be recognized when they are realized through a benefit to cash flow.

Tax payments in our 2006 fiscal year amounted to $1.0 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. We do not anticipate a significant change in the level of our tax payments in our 2007 fiscal year. The tax expense we recorded in our 2006 fiscal year, primarily relates to a reduction in the deferred tax asset arising from the usage of U.K. operating loss carryforwards.

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

Equity Compensation Expense

In our 2006 fiscal year we are required to record equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R—“Share Based Payment”. Under our previous accounting policy we recorded equity compensation expense using the intrinsic value method prescribed by Accounting Principles Board Opinion (“APB”) 25—“Accounting for Stock Issued to Employees”. Equity compensation expense calculated under FAS 123R for the 2006 fiscal year was $7.2 million and we also recorded an income tax benefit related to this expense of $1.8 million. The net effect therefore amounted to $5.4 million and resulted in a reduction in our basic and diluted earnings per share. We anticipate recording $7.4 million in equity compensation expense over our next four fiscal years for share and option awards outstanding as of November 30, 2006. We also anticipate that this will increase as a result of the granting of additional share based awards in future periods and change as a result of changes in the assumptions on which the calculation of the equity compensation expense is based. We recorded an expense of $0.8 million in our 2005 fiscal year, related to 0.3 million share awards based on the prorated vesting of those shares during the period and calculated under our previous accounting policy.

In our 2004 fiscal year, as a consequence of our initial public offering, we recorded a non-cash equity compensation expense of $181.1 million calculated under the intrinsic method required by our previous accounting policy and including $1.0 million related to the vesting of share and option awards subsequent to the offering. Of this amount $168.1 million was included in continuing operations and $12.9 million was included in discontinued operations. We accordingly recorded a substantial operating and net loss in our 2004 fiscal year.

The equity compensation expense of $181.1 million is associated with the historical grants of Xyratex Group Limited class A preferred ordinary and class C ordinary shares totaling 10.6 million shares, and 3.8 million unexercised share options and other equity incentives awarded to our employees. U.S. GAAP requires that compensation expense for awards of shares, share options and other equity-based awards be measured on the first date that the number of shares that an employee is entitled to receive and the option or purchase price is known, referred to as the final measurement date. The final measurement date for grants of Xyratex Group Limited’s class A preferred ordinary shares, as well as some of the share options, was the completion date of the initial public offering because the transferability restrictions associated with the shares lapsed on that date.

These equity compensation expense amounts are recorded as cost of revenues, research and development expense or selling, general and administrative expense, in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees.

Results from Continuing Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2006	2005	2004
Revenues	100.0%	100.0%	100.0%
Cost of revenues—non-cash equity compensation	0.1	—	1.7
Cost of revenues—other	79.8	78.8	77.7
Gross profit	20.1	21.2	20.6
Operating expenses:
Research and development:
Development arrangement	—	—	(1.3)
Non-cash equity compensation	0.2	—	5.2
Other	7.1	8.0	8.2
Selling, general and administrative:
Non-cash equity compensation	0.4	0.1	29.7
Other	5.7	5.6	6.1
Amortization of intangible assets	0.5	0.5	0.2
In process research and development	—	0.5	0.2
Other costs	—	—	0.5
Operating income (loss)	6.1	6.6	(28.2)
Net income (loss) from continuing operations	5.9%	6.2%	(26.6)%

Fiscal Year Ended November 30, 2006 Compared to Fiscal Year Ended November 30, 2005

The following is a tabular presentation of our results of operations for our 2006 fiscal year compared to our 2005 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Year Ended November 30,		Increase/(Decrease)
	2006	2005	Amount	%
	(US dollars in thousands)
Revenues:
Networked Storage Solutions	$598,752	$415,379	$183,373	44.1%
Storage Infrastructure	384,881	264,230	120,651	45.7
Total revenues	983,633	679,609	304,024	44.7
Cost of revenues—non cash equity compensation	923	—	923	—
Cost of revenues—other	785,424	535,315	250,109	46.7
Gross profit:
Networked Storage Solutions	82,762	64,831	17,931	27.7
Storage Infrastructure	115,447	79,463	35,984	45.3
Non cash equity compensation	(923)	—	(923)	—
Total gross profit	197,286	144,294	52,992	36.7
Operating expenses:
Research and development—non cash equity compensation	1,962	—	1,962	—
Research and development—other	69,429	54,327	15,102	27.8
Selling, general and administrative—non cash equity compensation	4,309	828	3,481	—
Selling, general and administrative—other	56,140	38,014	18,126	47.7
Amortization of intangible assets	5,123	3,218	1,905	—
In process research and development	—	3,230	(3,230)	—
Operating income	60,323	44,677	15,646	35.0
Other income	3,167	—	3,167	—
Interest income, net	1,162	1,176	(14)	—
Provision for income taxes	6,474	3,964	2,510	63.3
Net income from continuing operations	$58,178	$41,889	$16,289	38.9%

Revenues

The 44.7% increase in our revenues in our 2006 fiscal year compared to 2005 fiscal year was attributable to increased sales of both our Networked Storage Solutions and Storage Infrastructure products.

Of the $183.4 million, or 44.1%, increase in revenues from sales of our Networked Storage Solutions products, management estimates that $78.3 million was contributed by an 85% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 30% in sales of our storage subsystem products incorporating Fibre Channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and also resulted from increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

The $120.7 million increase in revenues from sales of Storage Infrastructure products included increases in revenues from each of our product groups. Revenues from the sale of media process technology increased by $31.7 million, including the contribution of $27.5 million for the first two quarters of 2006 from sales of media cleaning equipment following our acquisition of Oliver Design in May 2005. Revenues from sales of production test systems and servo track writers increased by $67.4 million and $20.3 million, respectively. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules. Management believe that, in addition to underlying growth in demand, the increase in revenues resulted from expansion of capacity by our customers as a result of the acquisition of Maxtor by Seagate and from an expansion of disk media production capacity in the environment of an ongoing constraint in the supply of disk media. Included in revenues is a $10.5 million charge to Maxtor for the cancellation of an order for production test systems, being compensation for product development costs and supply chain liabilities. As described in the overview although the longer term opportunity for growth remains, we believe that this increase in demand was exceptional and that added to a potential reutilization of Maxtor equipment by Seagate, revenues from this segment may decline significantly in our 2007 fiscal year.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in our 2006 fiscal year compared to our 2005 fiscal year was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 20.1% for our 2006 fiscal year compared to 21.2% for our 2005 fiscal year. This decline in gross margin was primarily a result of a 1.8% decrease in the gross margin for our Networked Storage Solutions products.

The gross margin for our Networked Storage Solutions products decreased to 13.8% in our 2006 fiscal year from 15.6% in our 2005 fiscal year, primarily as a result of changes in product mix, in particular an increased proportion of revenues related to the lower margin disk drive component, and lower margins earned on new products introduced during the year.

The gross margin for Storage Infrastructure products was 30.0% in our 2006 fiscal year, essentially unchanged compared to 30.1% in our 2005 fiscal year. Although this reflects a number of offsetting changes to product mix, there were none which we consider to be individually significant.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.9 million for our 2006 fiscal year. See Note 19 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $17.1 million increase in research and development expense in our 2006 fiscal year compared to our 2005 fiscal year includes a $2.0 million increase in equity compensation expense resulting primarily from the implementation of FAS123R as described above, approximately $3.6 million related to the operations of nStor and $3.7 million related to media cleaning technology as a result of our acquisition of Oliver Design in May 2005. In addition the increase included increased investment of approximately $7.0 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems and $6.1 million related to increased investment in all of our significant Storage Infrastructure product lines. In November 2005 we ceased investment in silicon based switch architecture and the effect of this was to reduce our research and development expense by $5.3 million from that in the comparative period.

Selling, General and Administrative

The $21.6 million increase in our selling, general and administrative expense in our 2006 fiscal year compared to our 2005 fiscal year includes a $3.5 million increase in equity compensation expense resulting primarily from the implementation of FAS 123R, and the effects of our acquired businesses, including $3.0 million related to the nStor business and $2.0 million relating to the Oliver Design business. The remaining increase relates primarily to an increase in the number of employees engaged in sales and distribution activities in support of the increase in the level of business, but also includes a $0.8 million accounts receivable provision and a total of approximately $3.0 million in connection with reporting under Section 404 of the Sarbanes-Oxley Act of 2002 and implementation of a new ERP system.

Amortization of Intangible Assets

The $1.9 million increase in amortization of intangible assets in our 2006 fiscal year relates primarily to the effects of our acquisitions of nStor on September 9, 2005 and Oliver Design on May 23, 2005.

In Process Research and Development

In April 2005 we purchased intellectual property for $2.2 million consisting of a software suite which we intend to incorporate into a new Storage Appliance product line within our Networked Storage Solutions segment. The purchase price was recorded as an operating expense because the acquired software had not reached technological feasibility and had no alternative uses.

Other Income

We recorded income of $3.2 million in our 2006 fiscal year relating to the disposal of a product line to Napatech as described in the overview above.

Interest Income, Net

We recorded net interest income of $1.2 million in our 2006 and our 2005 fiscal years. This resulted from an increase in average interest rates offset by a decrease in average cash balances.

Provision for Income Taxes

During our 2006 fiscal year we recorded a provision for income taxes of $6.5 million compared with $4.0 million in our 2005 fiscal year. This was primarily as a result of the increase in income before income taxes. Both periods included adjustments to prior year tax liabilities of approximately $3.0 million.

Net Income from Continuing Operations

The increase in net income for our 2006 fiscal year compared to our 2005 fiscal year resulted primarily from an increase in revenues, including that from acquired businesses. The income from the disposal of a product line also contributed to the increase in net income. This was offset by factors set out above, including, in particular, the decrease in gross margins in our Networked Storage Solutions segment and the increase in operating expenses, including the effect of our acquisitions and $6.4 million related to an increase in equity compensation expense.

Fiscal Year Ended November 30, 2005 Compared to Fiscal Year Ended November 30, 2004

The following is a tabular presentation of our results of operations for our 2005 fiscal year compared to our 2004 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods. A discussion of the non-cash equity compensation expense is set out above.

	Year Ended November 30,		Increase/(Decrease)
	2005	2004	Amount	%
	(US dollars in thousands)
Revenues:
Networked Storage Solutions	$415,379	$318,692	$96,687	30.3%
Storage Infrastructure	264,230	140,322	123,908	88.3
Total revenues	679,609	459,014	220,595	48.1
Cost of revenues—non cash equity compensation	—	7,827	(7,827)	—
Cost of revenues—other	535,315	356,558	178,757	50.1
Gross profit:
Networked Storage Solutions	64,831	56,282	8,549	15.2
Storage Infrastructure	79,463	46,174	33,289	72.1
Non cash equity compensation	—	(7,827)	7,827	—
Total gross profit	144,294	94,629	49,665	52.5
Operating expenses:
Research and development—development arrangement	—	(6,000)	6,000	—
Research and development—non cash equity compensation	—	23,959	(23,959)	—
Research and development—other	54,327	37,429	16,898	45.1
Selling, general and administrative—non cash equity compensation	828	136,363	(135,535)	—
Selling, general and administrative—other	38,014	28,005	10,009	35.7
Amortization of intangible assets	3,218	852	2,366	—
In process research and development	3,230	1,169	2,061	—
Other costs	—	2,388	(2,388)	—
Operating income (loss)	44,677	(129,536)	174,213	—
Interest income, net	1,176	1,052	124	—
Provision (benefit) for income taxes	3,964	(6,239)	10,203	—
Net income (loss) from continuing operations	$41,889	$(122,245)	$164,134%

Revenues

The 48.1% increase in our revenues in our 2005 fiscal year compared to our 2004 fiscal year was attributable to increased sales of both our Networked Storage Solutions and Storage Infrastructure products.

Of the $96.7 million increase in revenues from sales of our Networked Storage Solutions products, management estimates that $32.0 million was contributed by a 54% increase in revenues from products incorporating low-cost disk drives. The remaining increase related primarily to growth of approximately 24% in sales of our storage subsystem products incorporating Fibre Channel disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and we believe this reflected the increasing requirements for storage of digital information, particularly networked storage. The increase in revenue also included the contribution of $5.0 million from our acquisition of nStor which took place close to the beginning of the fourth quarter of our 2005 fiscal year.

The $123.9 million increase in revenues from sales of Storage Infrastructure products primarily resulted from increases of $74.4 million in revenues from the sale of production test systems and $41.0 million in revenues from the sale of media process technology, including the contribution of $35.3 million from sales of media cleaning equipment following our acquisition of Oliver Design on May 23, 2005. Also in comparing these periods, revenues from the sale of servo track writers increased by $8.5 million. The changes in sales of these products related to the requirements of our major disk drive customers for these products which have been affected by the growth in demand for disk drives those customers are experiencing, both in terms of volume and individual disk drive storage capacity. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers’ capital expenditure decisions and installation schedules.

Cost of Revenues and Gross Profit

The increase in cost of revenues and gross profit in our 2005 fiscal year compared to our 2004 fiscal year was primarily related to our growth in revenues. As a percentage of revenues, excluding the non-cash equity compensation expense, our gross profit was 21.2% in our 2005 fiscal year compared to 22.3% for our 2004 fiscal year. This reflects decreases in the gross margin for both our Networked Storage Solutions and our Storage Infrastructure products, partially offset by an increase of 1.3% resulting from an increased proportion of higher margin Storage Infrastructure revenues.

The gross margin for our Networked Storage Solutions products decreased to 15.6% in our 2005 fiscal year from 17.7% in our 2004 fiscal year, primarily as a result of changes in product and customer mix, in particular the increasing proportion of lower margin products incorporating low cost disk drive technology and a reduction in sales of subsystems incorporating RAID technology, which attract a higher margin. In addition, the inclusion in our 2004 fiscal year of sales of a discontinued higher margin networking product and the timing of increases in manufacturing expenses associated with new capacity also contributed to the decrease in gross margin.

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

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $7.8 million for our 2004 fiscal year. See Note 19 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

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

Research and Development—other

The $16.9 million increase in other research and development expense in our 2005 fiscal year compared to our 2004 fiscal year includes increased investment of approximately $6.5 million in a number of projects to enhance the technology content and broaden the range of our storage subsystems, including $1.6 million in connection with a new Application Storage System product line related to the in-process research and development expense described below. Of the remaining increase, $0.8 million related to approximately three months expense resulting from our acquisition of nStor, $2.4 million related to media cleaning technology as a result of our acquisition of Oliver Design, $4.2 million related to investment in new Storage Infrastructure products including automation and optical inspection technologies following our acquisitions of ZT Automation and Beyond3 and $2.6 million related to changes in exchange rates. In addition, in November 2005 we ceased investment in silicon based switch architecture which resulted in an expense of $0.8 million, primarily being employee termination expenses

Selling, General and Administrative—other

The $10.0 million increase in our selling, general and administrative expense in our 2005 fiscal year compared to our 2004 fiscal year includes the effects of our acquired businesses, $1.5 million resulting from our acquisition of nStor, $1.8 million resulting from our acquisition of Oliver Design and $0.5 million resulting from our acquisition of ZT Automation. The increase also included $2.1 million related to changes in exchange rates and a $2.1 million increase in insurance and other costs following our IPO. Additionally, we increased the number of employees engaged in sales activities in support of the increase in the level of business.

In process research and development

In April 2005 we purchased intellectual property for $2.2 million consisting of a software suite which we intend to incorporate into a new Application Storage System product line within our Networked Storage Solutions segment. The purchase price was recorded as an operating expense because the acquired software had not reached technological feasibility and had no alternative uses.

Amortization of Intangible Assets

The $2.4 million increase in amortization of intangible assets in our 2005 fiscal year includes $0.8 million and $1.1 million respectively from the amortization of intangible assets purchased as part our acquisitions of nStor on September 9, 2005 and Oliver Design on May 23, 2005.

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

Provision (Benefit) for Income Taxes

During our 2005 fiscal year we recorded a provision for income taxes of $4.0 million compared with a benefit of $6.2 million in our 2004 fiscal year. This was primarily a result of the recording of an income tax benefit of $12.3 million relating to non cash equity compensation in our 2004 fiscal year. In addition, income tax expense increased by $2.1 million as a result of the increase in income before income taxes, the inclusion of an exchange gain of $1.2 million in our 2004 fiscal year and by $1.8 million because the development arrangement benefit in our 2004 fiscal year was not taxable. These effects were partially offset by a benefit of $3.3 million arising from an increase in income related to our Malaysian operation which is substantially exempt from income taxes, an adjustment to prior year reserves of $2.6 million and a $0.9 million benefit resulting from the legal reorganization of our group structure. The increase in income of our Malaysian operation results from the increased level of Storage Infrastructure revenue. The adjustment to prior year reserves results primarily from the agreement of certain prior year U.K. tax filings.

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

Quarterly Results of Operations

The following table sets forth, for the periods indicated, data regarding our revenues, operating expenses and net income. We derived this data from our unaudited consolidated financial statements and, in the opinion of management, this data includes all adjustments, consisting only of normal recurring entries, that are necessary for a fair presentation of our financial position and results of operations for these periods. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006	November 30, 2005	August 31, 2005	May 31, 2005	February 28, 2005
	(unaudited) (U.S. dollars in thousands)
Revenues	$241,096	$263,138	$288,882	$190,517	$203,564	$163,918	$169,604	$142,523,
Cost of revenues— non-cash equity compensation	280	282	253	108	—	—	—	—
Cost of revenues—other	198,778	207,206	226,600	152,840	159,334	130,788	132,353	112,840
Gross profit	42,038	55,650	62,029	37,569	44,230	33,130	37,251	29,683
Operating expenses:
Research and development—development arrangement	—	—	—	—	—	—	—	—
Research and development— non-cash equity compensation	557	586	534	285	—	—	—	—
Research and development—other	16,909	17,475	18,868	16,177	16,845	14,062	12,858	10,562
Selling, general and administrative— non-cash equity compensation	981	1,184	1,168	976	207	240	191	190
Selling, general and administrative—other	14,886	14,580	14,787	11,892	11,531	9,164	8,914	8,405
Amortization of intangible assets	1,430	1,318	1,185	1,185	1,658	834	328	398
In-process research and development	—	—	—	—	1,000	—	2,230	—
Other costs	—	—	—	—	—	—	—	—
Total operating expenses	34,763	35,143	36,542	30,515	31,241	24,300	24,521	19,555
Operating income	7,275	20,507	25,487	7,054	12,989	8,830	12,730	10,128
Other income (expense), net	1,202	—	1,965	—	—	—	—	—
Interest income net	295	429	233	205	156	351	320	349
Income before income taxes	8,772	20,936	27,685	7,259	13,145	9,181	13,050	10,477
Provision (benefit) for income taxes	(582)	3,125	3,109	822	(394)	1,324	2,000	1,034
Net income from continuing operations	9,354	17,811	24,576	6,437	13,539	7,857	11,050	9,443

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

For a more detailed discussion of the factors that may affect our revenues, operating results and the market price of our common shares, see “Part I, Item 3D—Risk Factors”.

Liquidity and Capital Resources

We have financed our operations since our management buy-out in 1994 primarily through cash flow from operations, sales of non-core businesses and bank borrowings. In our 2004 fiscal year we also received the net proceeds from our initial public offering.

Cash flows

Net cash provided by operating activities was $54.5 million, $38.6 million and $22.8 million for our fiscal years ended November 30, 2006, 2005 and 2004 respectively.

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

Cash provided by operating activities of $54.5 million for the 2006 fiscal year resulted primarily from the positive contribution of net income of $58.2 million after excluding net non-cash charges totaling $22.7 million together with increases in current liabilities of $9.3 million. The increase in current liabilities resulted primarily from the increase in revenues. A decrease in deferred income taxes of $5.8 million, related primarily to the usage of U.K. net operating loss carry-forwards, also contributed to operating cash flow. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $21.1 million and $21.5 million, respectively. The increase in inventories results from an increase in the levels of revenue and changes to installation schedules by our disk drive manufacturer customers. The increase in accounts receivable resulted from an increase in revenues.

Cash provided by operating activities of $38.6 million for our 2005 fiscal year resulted primarily from the positive contribution of net income of $41.9 million after excluding non-cash charges totaling $14.2 million together with an increase in accounts payable of $25.7 million. A decrease in deferred income taxes of $4.4 million and an increase in employee compensation and benefits payable of $2.5 million also contributed to the cash provided by operating activities. The increases in accounts payable and employee compensation and benefits payable result primarily from underlying revenue growth. The decrease in deferred income tax assets related primarily to the usage of U.K. net operating loss carryforwards. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $29.3 million and $16.3 million, respectively, resulting primarily from revenue growth. In addition a $2.6 million decrease in deferred revenue also offset the increase in cash provided by operating activities. The increase in deferred revenue resulted primarily from a decrease in orders on hand for Storage Infrastructure products where payments are made in advance of shipment.

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

Net cash used in investing activities was $35.4 million for our 2006 fiscal year, $51.9 million for our 2005 fiscal year and $10.4 million for our 2004 fiscal year.

Net cash used in investing activities for the 2006 fiscal year included $9.8 million deferred consideration related to our acquisition of ZT Automation in 2004, $1.7 million consideration relating to our acquisition of Jastam Trading Co. Limited on September 4, 2006, $19.9 million related to capital expenditure and $4.0 million related to the acquisition of a portfolio of patents from IBM on June 30, 2006.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. In addition, in July 2005 we commenced a new project to replace our Enterprise and Resource Planning (“ERP”) system. This will result in additional capital expenditure of approximately $9.0 million in our 2005, 2006 and 2007 fiscal years, of which $3.8 million and $3.0 million, respectively is included in capital expenditure in our 2005 and 2006 fiscal years. With this exception, we do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally change in line with our revenues. With the exception of the new ERP system, we currently have no material commitments for capital expenditures.

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

Net cash used in investing activities for our 2004 fiscal year comprised $6.0 million in respect of the initial consideration for the acquisition of the business of ZT Automation LLC, $1.4 million in respect of the purchase of intellectual property from Beyond3 and $9.0 million related to capital expenditure, partially offset by a $6.0 million repayment of a supplier note receivable. Further payments of up to $17.2 million may be made for the Beyond3 intellectual property of which $1.2 million is based on the achievement of product delivery milestones and the remainder is based on a percentage of operating profit generated by the products. No additional amounts were paid or payable in connection with the Beyond 3 intellectual property as of November 30, 2006. The supplier note receivable is described in the discussion of the results of continuing operations for our 2005 fiscal year.

Net cash used in our financing activities was $3.4 million in our 2006 fiscal year and $9.0 million in our 2005 fiscal year. Net cash provided by our financing activities was $49.0 million in our 2004 fiscal year.

Net cash used in financing activities for the 2006 fiscal year comprises quarterly repayments totaling $4.0 million under our HSBC term loan and payments of $3.0 million deferred consideration for the acquisition of Oliver Design offset by $3.6 million proceeds from the exercise of employee share options.

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

Liquidity

As of November 30, 2006, our principal sources of liquidity consisted of cash and cash equivalents of $56.9 million and our multi-currency credit facilities with HSBC. The HSBC credit facilities include the remaining $7.0 million of a $19.0 million term loan. This loan is repayable in equal quarterly installments over approximately five years. The facilities also include a revolving line of credit which expires in December 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 0.6% and 1.25% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of November 30, 2006, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

Our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we have made or might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Contractual Obligations

The following table sets forth our contractual obligations as of November 30, 2006 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(US dollars in thousands)
Long-term borrowings	$7,000	$4,000	$3,000	$—	$—
Operating lease commitments	19,708	6,643	12,514	551	—
Purchase commitments	217,178	217,178	—	—	—
Total contractual cash obligations	$243,886	$227,821	$15,514	$551	$—

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

Off Balance Sheet Arrangements

As of November 30, 2006, we did not have any significant off-balance-sheet arrangements.

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

We believe the following to be critical accounting policies. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

Share Based Payment

Under FAS 123R, we use the Black-Scholes option pricing model as our method of valuation for share-based awards. Our determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, our expected share price, volatility over the term of the award, expected forfeiture levels and actual and projected exercise patterns. Although the fair value of share-based awards is determined in accordance with FAS 123R, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

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

Warranty Reserves

We record warranty reserves for the estimated cost of product warranty obligations for manufacturing defects in our products. These reserves are estimated based on expected warranty costs taking into account historical failure rates and the related warranty costs incurred. Warranty reserves are recorded as a cost of revenues and are estimated at the time of sale. While we have active programs in place to monitor the quality of products sold as well as failure rates for those products, some of our products are complex and may contain defects that are detected only after deployment in complex networks and systems. For example, we were required to make a provision of approximately $1.0 million in the fourth quarter of our 2006 fiscal year for a specific warranty claim. If actual failure rates differ from management estimates due to a decrease in the quality or design of materials and components or a decrease in the effectiveness of our monitoring programs, actual costs may differ from the amounts covered by our reserves and therefore may affect future earnings. In the event that we can no longer reliably estimate our product warranty liabilities at the time of sale, as a result of uncertainties or otherwise, this will have a material adverse impact on our recognition of revenue and earnings in future periods.

Income Taxes

We have recorded a $17.3 million valuation allowance against the deferred tax asset balance of $36.6 million due to the likelihood that, based on management’s judgment and assumptions, this portion of the balance will not be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. Should we determine that we will, more likely than not, be able to realize a greater or lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, an adjustment to the deferred tax assets would increase or decrease income in the period such determination was made. The deferred tax asset balance includes an amount of $6.3 million which relates to the income tax deduction which may be obtained when employees exercise share options or Restricted Stock Units vest, calculated as the excess of the market price on the date of exercise over the exercise price. All movements in this element of the deferred tax asset have been recorded as changes in additional paid in capital since the actual tax benefits have been in excess of those initially recorded. As well as being dependent on the factors affecting future taxable income the realization of this asset is also dependent on our future share price.

Intangible Assets

We have recorded intangible assets on the acquisition of businesses and certain assets. The cost of the acquisition is allocated to the assets and liabilities acquired, including identifiable intangible assets, with the remaining amount being classified as goodwill. Goodwill and purchased intangible assets include existing workforce, existing technology, patents, customer contracts and covenants not to compete. Identifiable intangible assets are amortized over time, while in-process research and development is recorded as a charge on the date of acquisition and goodwill is capitalized, subject to periodic review for impairment. Accordingly, the allocation of the acquisition cost to identifiable intangible assets has a significant impact on our future operating results. The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Should conditions be different than management’s current assessment, material write-downs of the fair value of intangible assets may be required. We periodically review the estimated remaining useful lives of our other intangible assets. A reduction in the estimate of remaining useful life could result in accelerated amortization expense or a write-down in future periods. As such, any future write-downs of these assets would adversely affect our operating results.

We evaluate the impairment of goodwill on an annual basis, or sooner if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, restructuring actions or lower projections of profitability. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our reporting units and assets. Actual results may vary from our expectations. Accordingly, goodwill recorded in business combinations may significantly affect our future operating results to the extent impaired, but the magnitude and timing of any such impairment is uncertain. When we conduct our annual evaluation of goodwill the fair value of goodwill is re-assessed using valuation techniques that require significant management judgment. Should conditions be different than management’s last assessment, significant write-downs of goodwill may be required.

Intangible assets as of November 30, 2006 were $58.1 million, and any future write-downs of goodwill would adversely affect our operating margin.

Recent Accounting Pronouncements

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of  a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We will adopt FIN 48 in our 2008 fiscal year and are currently evaluating the effect FIN 48 will have on our consolidated financial position or results of operations.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for our 2008 fiscal year. We are in the process of assessing the effect FAS 157 may have on our consolidated financial statements.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A: Directors and Senior Management

Management

The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	46	Chief Executive Officer
Richard Pearce	36	Chief Financial Officer
Steve Thompson	53	Chief Technology Officer
Adam Wray	39	Executive Vice President
Todd Gresham	46	Executive Vice President

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

Richard Pearce is our Chief Financial Officer. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following our management buy-out from IBM in 1994. Mr. Pearce has played a significant role in material acquisition, divestiture and financing activities. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants. Mr. Pearce also serves as a director on the boards of directors of several of our subsidiaries.

Steve Thompson is our Chief Technology Officer. Mr. Thompson has served as Chief Technology Officer of Xyratex Ltd and its predecessor companies since December 1999. Mr. Thompson has held several senior management positions within our company and was responsible for the initial business development of our Networked Storage Solutions and Storage Infrastructure product lines. Mr. Thompson formerly worked for IBM, where he gained extensive experience in engineering and operational management in the United Kingdom and Japan, and, prior to that, for GEC Telecommunications. Mr. Thompson has a degree from Swansea University in computer technology.

Adam Wray is our Executive Vice President of Storage Infrastructure. Mr. Wray has served as Executive Vice President of our Storage Infrastructure business since December 2001. Prior to this time, Mr. Wray served in several business management and engineering positions within our Storage Infrastructure business. In his 20 years of experience in the disk drive industry, Mr. Wray has held a variety of engineering and management appointments both at our company and at IBM. Over this time period, he has also spent two years in the IBM advanced manufacturing group in Japan, and one and a half years in Irvine, California in key customer account management and engineering management roles. Mr. Wray holds a Bachelor of Engineering degree from the Special Engineering Programme, Brunel University, London.

Todd Gresham is our Executive Vice President of Networked Storage Solutions. Mr. Gresham previously served as a Senior Vice President in our Networked Storage Solutions division. There, he led Sales, Marketing and Support, since September 2005, when he joined Xyratex from nStor Technologies, Inc. At nStor, he was President and CEO. Mr. Gresham brings over 25 years of executive management experience in both publicly traded and privately held companies. Mr. Gresham served as Vice President of Global OEM and Reseller Sales at EMC, and General Manager of Asia/Pacific Operations, as well as Vice President of Worldwide Sales at CLARiiON. Prior to CLARiiON, Mr. Gresham held various executive positions with both Philips Laser Magnetics (LMSI), a division of Philips NV, and StorageTek. Mr. Gresham serves on the Board of Directors for Glasshouse Technologies, a privately held storage services consulting organization.

Board of Directors

The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	51	Chairman
Steve Barber	46	Director
Nic Humphries	39	Director
Jonathan Brooks	51	Director
Ernest Sampias	55	Director
Steve Sanghi	51	Director

Andrew Sukawaty has been the Chairman of our board of directors since October 2004. Mr. Sukawaty is also chairman of the board of directors and chief executive officer of Inmarsat plc, a company listed on the London Stock Exchange (LSE), the world-wide mobile satellite services provider. He is a director of O2 plc (a Telefónica S.A. subsidiary) and he is a director of Powerwave Technologies Inc (NASDAQ). He has 28 years of experience in technology industries in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and senior roles with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Steve Barber. As above.

Nic Humphries will be standing down as a director at this year’s AGM. He has served as a member of the board directors of Xyratex Ltd and its predecessor company, Xyratex Group Limited, since September 2003. Mr. Humphries was appointed as a director by Xtx Limited, the company through which funds managed by HgCapital own our shares. Mr. Humphries is a general partner of HgCapital, a European private equity investment firm, and has been Head of HgCapital’s Technology Practice since July 2001. Prior to joining HgCapital, Mr. Humphries was Managing Director of the European business of Geocapital Partners, a technology venture capital firm, and Head of Technology and Telecoms at Barclays Private Equity. He has 16 years of experience in the venture capital and private equity industry and is a member of the boards of directors of several private technology companies. Mr. Humphries holds a Bachelor of Science degree in Electronic and Electrical Engineering from the University of Salford, was a U.K. National Engineering Scholar and is a Fellow of the Association of Chartered Certified Accountants.

Jonathan Brooks has served as a director on our board of directors since May 1, 2004. For the past five years, Mr. Brooks has assisted several venture capital-backed private equity companies in financial and strategic management. Mr. Brooks is currently a director of Frontier Silicon Holdings Limited, a company which supplies semiconductor technology for use in digital radio and television applications, and is Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for Wimax applications. He is also a director of e2v Technologies plc, which develops sensor technology, and Glotel Plc, a temporary staffing company, both of which are listed on the LSE. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company which listed on the LSE and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks holds a Bachelors degree in economic and social science from the University of Wales and an MBA from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

Ernest Sampias has served as a director on our board of directors since May 1, 2004. In May 2006 he was appointed as Executive Vice President and Chief Financial Officer of SpectraLink Corporation in Boulder, Colorado. Mr. Sampias has over 25 years of related experience in financial management roles which include the Chief Financial Officer Role for Local Matters, Inc. and McDATA Corporation. He also has 15 years of experience in several financial management positions with US West. Mr. Sampias’ last assignment for US West was as Vice President and Chief Financial Officer for US West DEX, which was the Yellow Pages Directory subsidiary of US West. Mr. Sampias also has financial management experience with Convergent Communications, Inc., Aerojet-General Corporation, and Nimbus, Inc. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction. Mr. Sampias holds a Masters degree in Taxation from DePaul University in Chicago. Mr. Sampias is a Certified Public Accountant and a member of the Financial Executives International organization.

Steve Sanghi has served as a director on our board of directors since May 1, 2004. Mr. Sanghi currently serves as Director and President of Microchip Technology, Inc. since his appointment in August 1990, as CEO since October 1991, and as chairman of the board of directors since October 1993. Mr. Sanghi was previously the chairman of the board of Adflex Solutions, and a member of the board of directors of both Artisoft and Vivid Semiconductor. Mr. Sanghi worked for Intel Corporation from 1978 to 1988 in various engineering and management positions, including General Manager of Intel’s programmable memory operation. Mr. Sanghi received a Bachelor of Science in Electronics and Electrical Communications Engineering from Punjab Engineering College in India in 1975 and holds a Masters degree in Electrical and Computer Engineering from the University of Massachusetts in Amherst, Massachusetts.

Our directors may be reached at the address of our San Jose facility in the United States or at our headquarters in Havant in the United Kingdom.

Item 6B: Compensation

Director Compensation

We paid our board of directors (consisting of 6 persons) an aggregate amount of $945,000 for the fiscal year ending November 30, 2006 (of which $781,000 comprised salaries or fees, $23,000 comprised non-cash payments and $141,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2006, we have also awarded four members of our board of directors 40,500 restricted stock units in respect of Xyratex Ltd common shares.

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

Executive Compensation

The aggregate compensation paid to the five executive officers of Xyratex Ltd for the fiscal year ending November 30, 2006 was $1,984,000 (of which $1,389,000 comprised salary, $85,000 comprised non-cash payments and $510,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2006, in aggregate we have also awarded five executive officers 75,000 restricted stock units (RSUs) in respect of Xyratex Ltd common shares of which 16,875 became eligible vesting RSUs on February 1, 2007, based on performance criteria.

At the end of our 2006 fiscal year, bonus amounts to be paid to respective executive officers were determined on a discretionary basis by the board of directors based on the satisfaction of certain performance criteria by the individual executive officer. Non-cash payments to executive officers consisted of leased cars and health insurance.

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

•       Class II, whose term will expire at the annual general meeting to be held in 2009; and

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

Compensation Committee

Our Compensation Committee consists of Andrew Sukawaty, Jonathan Brooks and Steve Sanghi, each of whom satisfy the “independence” requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company’s shareholders. Members of the Compensation Committee do not participate in decisions regarding their own remuneration. The Compensation Committee met four times during the fiscal year ended November 30, 2006. Its members are not eligible for bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires.

Audit Committee

Our Audit Committee consists of Ernest Sampias, Jonathan Brooks and Steve Sanghi, each of whom satisfy the “independence” requirements of the Nasdaq Corporate Governance Rules. The Audit Committee met nine times during the fiscal year ended November 30, 2006. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee’s responsibilities include:

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

In addition, the Audit Committee has approved detailed procedures regarding “up the ladder” reporting of violations of U.S. securities laws and procedures in an effort to ensure compliance with the provisions of the Sarbanes-Oxley Act of 2002 regarding auditor objectivity and independence.

Nominations and Governance Committee

Our Nominations and Governance Committee’s functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee is comprised of Andrew Sukawaty, Ernest Sampias and Steve Sanghi, each of whom satisfy the “independence” requirements of the Nasdaq Corporate Governance Rules. The Nomination and Governance Committee met twice during the fiscal year ended November 30, 2006 in connection with the reappointment of directors retiring by rotation and the selection procedures for filling the vacancy arising on the resignation of Nic Humphries.

Item 6D: Employees

As of November 30, 2006, we employed 1,557 permanent employees worldwide and an additional 348 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

The following table shows the number of employees as of the dates indicated:

	2006	2005	2004
Operations	759	747	443
Research and development	401	386	313
Sales, marketing and service	234	140	107
General and administration	163	132	105
Total	1,557	1,405	968
Total employees in the United States	548	497	234
Total employees in Asia	489	404	249
Total employees in the United Kingdom	520	502	485

Item 6E: Share Ownership

Executive Officer and Director Restricted Stock Units, Share Option and Share Ownership

The following table sets forth the number of our common shares and the number of options to purchase our common shares owned by our executive officers and directors as of November 30, 2006. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units	Number(1)	Exercise Price Per Share	Expiration Date
Steve Barber	705,379	2.44%	30,000	31,091 72,546 100,000	£1.447 £1.447 $14.31	March 29, 2011 April 22, 2012 January 9, 2015
Richard Pearce	134,145	0.46%	15,000	4,318 51,818 55,000	£1.447 £2.653 $14.31	March 29, 2011 July 22, 2012 January 9, 2015
Steve Thompson	174,130	0.60%	15,000	44,566 50,000	£1.447 $14.31	March 29, 2011 January 9, 2015
Adam Wray	88,357	0.31%	15,000	34,545 34,090 72,546 45,000	£1.447 £2.653 £2.653 $14.31	March 29, 2011 November 13, 2011 July 22, 2012 January 9, 2015
Todd Gresham	—	—	66,667	50,000	$13.51	October 31, 2015
Andrew Sukawaty	107,275	0.37%		228,003	$14.47	March 30, 2014
Jonathan Brooks	—	—	3,500	20,000 5,000	$14.00 $14.31	June 28, 2014 January 9, 2015
Ernest Sampias	2,500	0.01%	3,500	10,000	$14.00	June 28, 2014
Steve Sanghi	—	—	3,500	10,000	$14.00	June 28, 2014
Nic Humphries	—	—	—	—	—	—
All our directors and executive officers as a group (ten persons)	1,211,786	4.19%

(1)             All options entitle the option holder to purchase one common share for each option held.

Employee Equity Incentive Awards

Xyratex operates a range of equity incentive schemes, covering share option plans, share purchase plans, restricted stock units and restricted stock awards. With the approval of the 2006 Incentive Award Plan, we have the following types of scheme also available, namely incentive stock options and nonqualified stock options, stock appreciation rights, performance shares, performance stock units, dividend equivalents, stock payments, deferred stock, performance bonus awards and performance based awards.

Details of the schemes under which there have been transactions are given below.

Xyratex Ltd and Credit Suisse First Boston, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which awards resulting from the equity incentive schemes may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At January 31, 2007, awards over 2,043,000 of our common shares had been granted since our initial public offering.

The Xyratex Ltd Approved Company Share Option Plan

The Xyratex Ltd Approved Plan is a United Kingdom share option plan which is approved by the U.K. tax authority. A U.K. tax authority approved share option plan offers tax advantages to option holders who exercise options in accordance with the provisions of the relevant legislation.

Any employee or any full time director of the Group is eligible to participate (a “Participant”). Actual participation is at the discretion of the board of directors of Xyratex Ltd. Options are personal to the Participant and may not be assigned. Options shall be granted by deed for no consideration.

The aggregate subscription price of all outstanding options granted to any one Participant under the Xyratex Ltd Approved Plan and under any other U.K. tax authority approved discretionary share option scheme adopted or operated by the Company may not exceed £30,000.

Our board of directors will determine the option vesting period at the time options are granted. Where employment ceases due to death, injury, disability, redundancy, the Participant’s retirement at normal retirement age, or on the Participant’s employing company or business ceasing to be within Xyratex Ltd’s group of companies or, at the discretion of our board of directors, on the Participant in question leaving employment for any other reason, options will generally be exercisable to the extent vested at the date of cessation.

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

At December 31, 2006, no performance targets have been imposed in respect of options granted under the Approved Plan.

The exercise price will be the higher of the nominal value of a Xyratex Ltd common share on the date of grant of the option and the average on market quotation of our common shares for the three dealing days immediately prior to the date on which the option is granted.

Xyratex Ltd’s common shares allotted under each plan rank pari passu with Xyratex Ltd’s existing issued Xyratex Ltd common shares (save that they will not qualify for any dividends or other distributions by reference to a record date prior to the options exercise). Participants will be required to indemnify their employing company in respect of any income tax collected through the withholding tax arrangements operating in the United Kingdom and to accept the transfer of national insurance contributions, or NICs, including employers’ NICs arising in connection with the exercise of the options.

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

Our board of directors may alter the plans, but no alteration will have effect under the Xyratex Ltd Approved Plan without prior U.K. tax authority approval. Certain alterations cannot take effect without shareholder approval (unless they are amendments to comply with or take account of applicable legislation or statutory regulations or any change therein or any requirements of the Inland Revenue for the approval of the Xyratex Ltd Approved Plan or to obtain or maintain favorable taxation treatment for Xyratex Ltd or Participants or potential Participants), being the limits on the number of Xyratex Ltd common shares which can be offered under the relevant plans, the category of persons who may participate, the price at which options may be granted, the number of Xyratex Ltd common shares over which an employee may hold an option, the period during which options may be offered and exercised, the rights attaching to Xyratex Ltd common shares subject to an option, the provisions for altering the rights attaching to common shares and for altering the terms of the relevant plan and the provisions which apply on a winding-up of Xyratex Ltd.

None of the benefits which may be received under the Xyratex Ltd Approved Plan shall be pensionable.

The Xyratex Ltd Unapproved Company Share Option Plan

The Xyratex Ltd Unapproved Company Share Option Plan has the same features as the Xyratex Ltd Approved Company Share Option Plan except that (i) the £30,000 individual participation limit does not apply to options granted under the Xyratex Ltd Unapproved Company Share Option Plan; and (ii) the requirements for U.K. tax authority approval or consent do not apply.

The Xyratex Sharesave Plan

The Sharesave Plan is a U.K. tax authority approved employee share purchase plan where eligible employees who elect to participate will receive options on favorable terms to purchase our shares with U.K. tax advantages.

Any U.K. employee or full-time director is eligible to participate. Invitations to join the Sharesave Plan are made at the Company’s discretion. Each participant who enrolls in the Sharesave Plan will receive an option to purchase shares at a maximum 20% discount to the market price on joining the plan at the end of a three year term. During this period accumulated payroll deductions of the participant will be paid into a savings account operated by Yorkshire Building Society. At the end of the savings term, the participant can choose to use their savings to buy shares in Xyratex Ltd at the option price, or withdraw their savings from the plan with a guaranteed tax-free bonus.

The maximum amount that any participant may save per month under the plan is £250, which must be determined and fixed on enrollment in the plan.

In the event of a variation of share capital by way of capitalization, rights issue, sub-division, consolidation or reduction of share capital, then the number of Xyratex Ltd common shares subject to a subsisting option and the price payable on exercise may be adjusted. No adjustment can be made to options granted under the Sharesave Plan without prior Inland Revenue approval.

Our board of directors may alter the plans, but no alteration will have effect under the Sharesave Plan without prior U.K. tax authority approval. The provisions relating to shareholder approval for amendments are as the Xyratex Ltd Approved Plan.

None of the benefits which may be received under the Sharesave Plan shall be pensionable.

The Sharesave Plan was approved by our shareholders at our annual general meeting of shareholders on April 13, 2005.

The Xyratex Ltd 2004 Stock Option Plan

The 2004 Plan is a U.S. stock option plan under which we may grant incentive stock options to purchase our shares to our employees and nonqualified stock options to purchase our shares to our employees, consultants and non-employee officers and directors.

The per share exercise price of an incentive stock option may not be less than the fair market value of one of our common shares on the date of grant (and not less than 110% of the fair market value in the case of incentive stock options granted to holders of our shares possessing more than 10% of the voting power of all classes of our then outstanding shares). Initially, the per share exercise price of a nonqualified stock option will not be restricted, but all nonqualified stock options granted after a specified period and for so long as Xyratex Ltd is a publicly held corporation will be required to have a per share exercise price of not less than the fair market value of our common shares on the date of grant. An option may not be exercised more than ten years after the date of grant. Under the 2004 Plan, an option granted to an employee, consultant, officer or director will terminate if employment or service terminates. The maximum number of shares we can issue under the 2004 Plan is 5,000,000, provided that the limits set forth above in “Employee Equity Incentive Awards” shall apply.

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

The Xyratex Ltd 2004 Employee Stock Purchase Plan

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

Each participant who enrolls in the ESPP for an offering period will receive a purchase right. A purchase right entitles a participant to purchase at the end of each offering period the number of our common shares determined by dividing the participant’s accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price of the shares subject to a purchase right for an offering period is 85% of the lower of the fair market value of one of our common shares on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. Generally, the fair market value of one of our common shares on any date will be the closing price of such a share on The NASDAQ Stock Market LLC on that date.

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

The Xyratex Ltd 2004 Directors Stock Option Plan

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

The Xyratex Ltd Deputy Chairman’s Stock Option Plan

Xyratex Ltd made a one-time grant of options to purchase 228,003 Xyratex Ltd common shares to Mr. Sukawaty, who at the time of grant was Deputy Chairman of the Company. The unapproved stock options were granted effective March 31, 2004 and the exercise price of the options is $14.47 per share. The options vest as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 228,003 shares.

Restricted Stock Units (RSUs)

The Compensation Committee is authorized to make Awards of RSUs to any participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the RSUs shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of RSUs which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall issue to the participant one unrestricted, fully transferable share for each RSU scheduled to be paid out on such date and not previously forfeited. Members of the Board, employees and consultants are eligible to be awarded RSUs.

During our 2006 fiscal year 540,367 RSUs were granted. Of these 357,409 were eligible vesting RSUs. 93,035 fully transferable shares were issued to grantees on 1 February 2007. The number of RSUs eligible for vesting was subject to performance criteria based upon our and in certain cases individual performance. 26% of the eligible RSUs vested on 1 February 2007 and the remainder shall vest on 1 February for each of the next three years. To receive the shares on these further vesting dates the participant is required to still be an employee, director or consultant.

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

At December 31, 2006, we had granted rights to restricted shares to new employees in connection with the purchase of intellectual property from Cap Epsilon in April 2005. We granted rights to 190,000 shares at no cost, which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008. In addition we granted rights to 5,000 restricted shares to new employees in connection with the Oliver Design acquisition.

Stock Bonus Awards

Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

At December 31, 2006, no stock bonus awards have been made.

Xyratex Group Limited Share Option Plans

Xyratex Group Limited is the predecessor holding company of the group prior to June 29, 2004. Options granted under Xyratex Group Limited’s share option plans are held by employees in the United

Kingdom, Malaysia and Singapore, and are over unissued common shares and common shares held by the Trustee for the Havant International Employee Benefit Trust.

The Unapproved Plan

The Unapproved Plan was adopted on October 12, 2000. Under the Unapproved Plan options were granted by the Trustee of the Havant International Employee Benefit Trust. As at December 31, 2006, there are no subsisting options granted under this plan.

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

The following table contains a summary of all options that have been granted under the Company’s share option plans as of November 30, 2006:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	89,605	89,605
The Xyratex Ltd Unapproved Plan	—	585,871	585,871
The Approved Plan	378,761	31,091	409,852
The Unapproved Schedule	65,587	323,420	389,007
The 2004 Plan	—	594,745	594,745
The Directors Stock Option Plan	—	40,000	40,000
The Deputy Chairman’s Stock Option Plan	—	228,003	228,003

(1)          Trustee for the Havant International Employee Benefit Trust.

(2)          All options entitle the option holder to purchase one common share for each option held.

(3)          133,135 of the unissued common shares over which Xyratex Ltd has granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by the Company over such common shares.

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

		Shareholdings of Xyratex Ltd
Shareholders’ Name	Date	Shares	Percentage
Hg Pooled Management Ltd(1)	December 31, 2006	5,587,359	19.4%
FMR Corp	December 31, 2006	3,993,655	13.9%

For information on the beneficial ownership of these shares see the relevant Forms SC 13G/A as filed with the SEC on February 14, 2007.

(1)          During the past three years the percentage of shares held was 55.7%, 32.2% and 27.2% as at November 30, 2003, January 31, 2005 and January 31, 2006 respectively.

The voting rights of the major shareholders are no different from all other shareholders.

As of January 31, 2007, the number of shares of Xyratex Ltd held of record in the United States was 22,946,773 common shares, held by 457 record holders, representing 79.3% of our common shares outstanding.

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

On June 10, 2002, Havant International Limited and our subsidiary, Xyratex Technology Limited, entered into a lease agreement for our corporate headquarters in Havant, United Kingdom and for the provision of services relating to this property. Pursuant to the agreement, we leased 81,000 square feet of office and manufacturing. Subsequently we have entered into lease agreements for an additional 25,000 square feet. Under the terms of these agreements, Havant International Limited has also agreed to provide certain services relating to the property, such as property taxes, security, maintenance, property insurance, conference facilities and catering. The amount payable under these agreements in our 2006 fiscal year totaled $3.7 million. The terms of these lease agreements were negotiated with Havant International Limited. However, we have not obtained market data to determine how the negotiated terms compare to those an unrelated party may have received. Xyratex Technology Limited also procures certain additional services from Havant International Limited such as electricity, telephones, cleaning and leasehold improvements. The prices for these services are based on cost and are negotiated at least annually. In our 2006 fiscal year the amount paid to Havant International for these services totaled $2.5 million. We have evaluated the negotiated terms of these arrangements based on comparative market data and on that basis we believe the terms approximate those which a non-related party to Havant International Limited would have received.

A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of December 31, 2006, the Trust held 444,348 Xyratex Ltd common shares, all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

Item 7C: Interest of Experts and Counsel

Not applicable.

ITEM 8: FINANCIAL INFORMATION

Item 8A: Consolidated Statements and Other Financial Information

Audited financial statements are included at “Item 18: Financial Statements”.

For a discussion of our legal proceedings, please see “Item 4B: Business Overview Information—Legal Proceedings” and for a discussion of our policy on dividend distributions, please see “Item 10B: Additional Information—Memorandum and Articles of Association.”

Item 8B: Significant Changes

Not applicable.

ITEM 9: THE OFFER AND LISTING

Item 9A: Offer and Listing Details

Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 31, 2007, the market price for our common shares was $20.98.

Annual high and low market prices

For the year ending November 30, 2006, the annual high market price for our common shares on The NASDAQ Stock Market LLC was $33.63 and the annual low market price was $15.63.

Quarterly high and low market prices

The table below states for the four quarters of our 2006 fiscal year, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2006	High	Low
First	$26.70	$15.63
Second	$33.63	$22.43
Third	$29.31	$18.39
Fourth	$23.99	$17.56

Monthly high and low market prices

This table states high and low sales prices for the last twelve months.

	NASDAQ
	U.S. dollar per common share
Month	High	Low
January 2006	$23.37	$16.50
February 2006	$26.70	$21.81
March 2006	$33.63	$22.43
April 2006	$33.56	$28.85
May 2006	$32.16	$24.70
June 2006	$29.31	$24.15
July 2006	$26.74	$21.26
August 2006	$23.25	$18.39
September 2006	$21.20	$17.56
October 2006	$21.36	$18.60
November 2006	$23.99	$20.53
December 2006	$23.59	$21.05

Item 9B: Plan of Distribution

Not applicable.

Item 9C: Markets

Our common shares are traded on The NASDAQ Stock Market LLC under the symbol “XRTX”.

Item 9D: Selling Shareholders

Not applicable.

Item 9E: Dilution

Not applicable.

Item 9F: Expenses of the Issue

Not applicable.

ITEM 10: ADDITIONAL INFORMATION

Item 10A: Share Capital

Not applicable.

Item 10B: Memorandum and Bye-Laws

We incorporate by reference a description of our Memorandum and Bye-laws as set forth in our Annual Report on Form 20-F, File No. 000-50799, filed with the SEC on February 21, 2006.

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

The Bermuda Monetary Authority has given its consent for the issue and free transferability of our shares up to the amount of our authorized capital from time to time to and between non-residents of Bermuda for exchange control purposes, provided our shares remain listed on an appointed exchange, which includes The NASDAQ Stock Market LLC. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving the consent or permissions, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this Annual Report. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority, although the Bermuda Monetary Authority has granted permission for the issue and transferability of up to 20% of our shares in issue from time to time to persons resident in Bermuda for exchange control purposes.

Item 10E: Taxation

United States Federal Income Tax Considerations

The following discussion is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below). For the purpose of this discussion only, “our common shares” refers to shares of Xyratex Ltd. This summary is based on the federal income tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase our common shares. The discussion addresses only U.S. Holders that purchase our common shares and hold them as capital assets and use the U.S. dollar as their functional currency. It does not deal with the U.S. federal income tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers, dealers, traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders of ten percent or more of our common shares (by vote or value, and directly or by attribution), persons holding our common shares as part of a hedging, straddle, conversion or constructive sale transaction or persons whose functional currency is not the U.S. dollar. US Holders should consult their tax advisors about the U.S. federal, state, local and foreign tax consequences to them of an investment in our common shares.

As used in this section, “U.S. Holder” means a beneficial owner of our common shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder on our common shares for taxable years of such holder before January 1, 2011 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source passive income or, in the case of some U.S. Holders, foreign source financial services income. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Capital Gains

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other disposition of our common shares equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis (determined in U.S. dollars) in our common shares. Any gain or loss will generally be treated as arising from U.S. sources for foreign tax credit limitation purposes. If a U.S. Holder is an individual and the common shares being sold or otherwise disposed of have been held by that individual for more than one year, the gain recognized will be eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended November 30, 2006 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

If we are a PFIC for any taxable year, a U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition of common shares, unless such U.S. Holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years such U.S. Holder’s holding period for the common shares will be treated as an excess distribution. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the common shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of common shares cannot be treated as capital, even if a U.S. Holder holds the common shares as capital assets.

If we are a PFIC, a U.S. Holder may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a PFIC. However, a U.S. Holder may make a qualified electing fund election only if we agree to furnish annually certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election for stock of a PFIC to elect out of the tax treatment discussed three paragraphs above. If a U.S. Holder makes a mark-to-market election for the common shares, it will include in income each year an amount equal to the excess, if any, of the fair market value of the common shares as of the close of its taxable year over its adjusted basis in such common shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the common shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the common shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the common shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the common shares, as well as to any loss realized on the actual sale or disposition of the common shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such common shares. A U.S. Holder’s basis in the common shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on The NASDAQ Stock Market LLC and, consequently, for so long as our common shares continue to be so listed and regularly traded on such market, the mark-to-market election will be available to U.S. Holders were we to be or become a PFIC.

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

In addition, backup withholding of U.S. federal income tax will apply to distributions made on common shares within the U.S. to a non-corporate U.S. person and on sales of common shares to or through a U.S. office of a broker by a non-corporate U.S. person who (i) fails to provide an accurate taxpayer identification number (certified on U.S. Internal Revenue Service Form W-9), (ii) is notified by the U.S. Internal Revenue Service that backup withholding will be required, or (iii) fails to comply with applicable certification requirements.

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

Item 10F: Dividends and Paying Agents

Not applicable.

Item 10G: Statement by Experts

Not applicable.

Item 10H: Documents on Display

We file annual reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any of these reports at the SEC’s public reference facilities at 100 F Street, N.E., Washington D.C. 20549 or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. Copies may also be obtained from the SEC website at http://www.sec.gov. Information included in our website does not form part of this document.

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

Foreign Exchange Rates

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations’ payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2006 we had $0.9 million net U.K. pound denominated assets. A hypothetical 10% movement in exchange rates at November 30, 2006 would not have significantly impacted our net earnings.

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

The following table provides information about our forward foreign exchange contracts existing as of November 30, 2006 and November 30, 2005:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2006	2005
Forward exchange contracts	$43,294	$46,070
Fair value of contracts—asset (liability)	$3,762	$(1,658)
Carrying value of contracts—asset (liability)	$3,762	$(1,658)
Average rate of contract	$1.80	$1.84
Period end rate	$1.95	$1.72
Maximum period of contracts (months)	12	12

	November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2006	2005
Forward exchange contracts and options	$6,500	—
Fair value of contracts—asset (liability)	$46	—
Carrying value of contracts—asset (liability)	$46	—
Average rate of contract	$0.28	—
Period end rate	$0.28	—
Maximum period of contracts (months)	12	—

Since November 30, 2006, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

We had cash and cash equivalents at November 30, 2006 totaling $56.9 million. These are primarily held in variable interest liquidity funds and overnight deposits. In addition, at November 30, 2006 we had short and long-term bank borrowings with variable interest rates amounting to $7.0 million. We do not hedge our exposure to interest rate fluctuations through the use of derivative instruments.

For the year ended November 30, 2006 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $23.4 million. A hypothetical 1% change in interest rates during our 2006 fiscal year would have impacted our net interest income by approximately $0.2 million.

Since November 30, 2006, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information is accumulated and communicated to the Group’s management, including its Chief Executive and Chief Financial Officers, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, the Company’s Chief Executive and Chief Financial Officers concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect our internal controls over financial reporting subsequent to the period ended 30 November 2006.

Inherent Limitations of Effectiveness of Controls

Our management, including our Chief Executive and Chief Financial Officers, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 16A: Audit Committee Financial Expert

Our Board of Directors has determined Ernest Sampias as an audit committee financial expert.

Item 16B: Code of Ethics

The Company has in place a Code of Business Conduct and Ethics that applies to all Directors, officers and employees, which qualifies as a code of ethics as required under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to the Company’s principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics is included as an exhibit to our Annual Report on Form 20-F for our fiscal year ended November 30, 2004 (SEC File No 000-50799 as filed with the SEC on 28 February, 2005, which is available at www.sec.gov.

Item 16C: Principal Accountant Fees and Services

The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2006:

	Year ended November 30,
	2006	2005
	(U.S. dollars in thousands)
Audit Fees(1)	$636	$485
Audit-related fees(2)	6	8
Tax fees(3)	230	450
Total fees	$872	$943

(1)          Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2006 and 2005, reviews of the financial statements included in the Company’s quarterly financial press releases on Form 6-k and the statutory audits of our subsidiaries.

(2)          Represents fees for professional services in connection with the audit of our claims to obtain government grants.

(3)          Represents fees for professional services related to tax services, including tax compliance, tax advice, tax planning and expatriate tax services.

Audit Committee pre-approval policies and procedures

We have established a policy addressing the independence of our external auditors and the provision of services by our external auditors. Pursuant to this policy, our external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been pre-approved by the Audit Committee. The Audit Committee has granted general pre-approval to all permissible services to be provided by the Company’s external auditors not in excess of $200,000 in aggregate in any fiscal year and that do not exceed $50,000 per individual service provided. The Audit Committee must specifically pre-approve all services in excess of these amounts. Certain of the permissible audit services, audit-related services and non-audit services that our Audit Committee may pre-approve pursuant the policy have been set forth below. The Audit Committee annually reviews the list of permissible pre-approved services and may add or subtract services from the list from time to time.

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

Permissible audit-related services include:

•       employee benefit plan audits;

•       accounting consultations on matters not reflected in the Company’s financial statements (including advice on accounting policies);

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

The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2006 under these policies and procedures.

Item 16D: Exemption From the Listing Standards for Audit Committees

Not applicable.

Item 16E: Purchase of Equity Securities by Company and Affiliated Purchasers

None.

PART III

ITEM 17: FINANCIAL STATEMENTS

We have responded to “Item 18: Financial Statements” in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

The following financial statements are included as part of this Annual Report:

Item 19: EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd***
4.1	Lease Agreement between Havant International Limited and Xyratex Technology Limited dated June 10, 2002***
4.2	Services Agreement between Havant International Limited and Havant International Holdings Limited dated October 12, 2000*
4.3	Asset Purchase Agreement among Xyratex Technology Limited, ZT Automation LLC and ZT Automation Pte. Ltd. dated February 23, 2004*
4.4	Investment and Shareholders Agreement Relating to Xyratex Group Limited dated August 12, 2003*
4.5	Trading Agreement dated January 1, 2004*
4.6	Lease agreement between Havant International Limited and Xyratex Technology Limited dated October 10, 2005***
8	Subsidiaries of Xyratex Ltd***
11	Code of Business Conduct and Ethics**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Report of Independent Registered Public Accounting Firm on Financial Statement Schedule
15.2	Schedule II—Valuation and Qualifying Accounts and Reserves

*                    Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

**             Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 28, 2005.

***      Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 21, 2006.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

XYRATEX LTD

February 19, 2007

By:	/s/ STEVE BARBER
Chief Executive Officer

XYRATEX LTD
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and shareholders of Xyratex Ltd:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at November 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in the year ended November 30, 2006.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Southampton
England
February 19, 2007

XYRATEX LTD
AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2006	2005
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$56,921	$41,240
Accounts receivable, net of allowance for doubtful accounts of $411 and $316	105,324	82,449
Inventories	93,111	71,543
Prepaid expenses	2,390	2,244
Deferred income taxes	2,513	6,480
Other current assets	7,247	3,236
Total current assets	267,506	207,192
Property, plant and equipment, net	34,471	25,643
Intangible assets, net	58,109	50,904
Deferred income taxes	15,594	17,551
Total assets	$375,680	$301,290
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$84,896	$79,927
Acquisition note payable	—	3,000
Short-term borrowings	4,000	4,000
Employee compensation and benefits payable	16,645	13,620
Deferred revenue	16,303	16,434
Income taxes payable	1,641	421
Other accrued liabilities	14,701	15,506
Total current liabilities	138,186	132,908
Long-term debt	3,000	7,000
Total liabilities	141,186	139,908
Commitments and contingencies (note 17)
Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 28,793 and 28,437 issued and outstanding	288	284
Additional paid-in capital	344,686	333,886
Accumulated other comprehensive income (loss)	2,774	(1,356)
Accumulated deficit	(113,254)	(171,432)
Total shareholders’ equity	234,494	161,382
Total liabilities and shareholders’ equity	$375,680	$301,290

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2006		2005		2004
	(US dollars and amounts in thousands except per share amounts)
Revenues		$983,633		$679,609		$459,014
Cost of revenues—non cash equity compensation	923		—		7,827
Cost of revenues—other	785,424	786,347	535,315	535,315	356,558	364,385
Gross profit		197,286		144,294		94,629
Operating expenses:
Research and development—development arrangement	—		—		(6,000)
Research and development—non cash equity compensation	1,962		—		23,959
Research and development—other	69,429	71,391	54,327	54,327	37,429	55,388
Selling, general and administrative—non cash equity compensation	4,309		828		136,363
Selling, general and administrative—other	56,140	60,449	38,014	38,842	28,005	164,368
Amortization of intangible assets		5,123		3,218		1,169
In process research and development		—		3,230		852
Other costs		—		—		2,388
Total operating expenses		136,963		99,617		224,165
Operating income (loss)		60,323		44,677		(129,536)
Other income		3,167		—		—
Interest income		1,773		1,744		1,467
Interest expense		(611)		(568)		(415)
Income (loss) from continuing operations before income taxes		64,652		45,853		(128,484)
Provision (benefit) for income taxes		6,474		3,964		(6,239)
Net income (loss) from continuing operations		58,178		41,889		(122,245)
Income (loss) from discontinued operations (net of taxes)		—		280		(12,924)
Net income (loss)		$58,178		$42,169		$(135,169)
Net earnings (loss) per share—basic:
Net income (loss) from continuing operations		$2.03		$1.48		$(6.72)
Income (loss) from discontinued operations, net of income tax		—		0.01		(0.71)
Net earnings (loss) per share		$2.03		$1.49		$(7.43)
Net earnings (loss) per share—diluted:
Net income (loss) from continuing operations		$1.97		$1.44		$(6.72)
Income (loss) from discontinued operations, net of income tax		—		0.01		(0.71)
Net earnings (loss) per share		$1.97		$1.45		$(7.43)
Weighted average common shares and class B preferred ordinary shares (in thousands), used in computing net earnings (loss) per share (1):
Basic		28,663		28,329		18,195
Diluted		29,604		29,031		18,195

(1)             In 2005 and 2006 includes only common shares

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD
AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

Xyratex Ltd	Xyratex Group Limited				Xyratex Group					Accumulated
Number of	Number of				Limited			Additional		other
Common	Ordinary Shares			Xyratex Ltd	Par value			paid in	Accumulated	comprehensive

Shares	A	B	C	Par value	A	B	C	capital	deficit	income (loss)	Total

Balances as of November 30, 2003	—	8,845	11,099	—	$—	$133	$169	$—	$95,025	($78,432)	$2,106	$19,001
Issuance of Xyratex Group Limited ordinary shares		1,412		2,576		26		47	4,182			4,255
Exchange of Xyratex Group Limited ordinary shares for Xyratex Ltd common shares (1)	23,880	(10,257)	(11,099)	(2,576)	239	(159)	(169)	(47)	136			—
Issuance of Xyratex Ltd common shares	4,163				41				48,851			48,892
Non-cash equity compensation									181,073			181,073
Components of comprehensive loss, net of tax:
Net loss										(135,169)
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:											(1,351)
Total comprehensive loss												(136,520)
Balances as of November 30, 2004	28,043	—	—	—	$280	$—	$—	$—	$329,267	($213,601)	$755	$116,701
Issuance of common shares	394				4				2,171			2,175
Non-cash equity compensation									2,304			2,304
Employee bonus paid by trust									144			144
Components of comprehensive income, net of tax:										42,169
Net income
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:											(2,111)
Total comprehensive income												40,058
Balances as of November 30, 2005	28,437	—	—	—	$284	$—	$—	$—	$333,886	($171,432)	($1,356)	$161,382
Issuance of common shares	356				4				3,606			3,610
Non-cash equity compensation									7,194			7,194
Components of comprehensive income, net of tax:
Net income										58,178
Unrealized gain on forward foreign currency contracts and foreign currency options, net of reclassification adjustment:											4,130
Total comprehensive income												62,308
Balances as of November 30, 2006	28,793	—	—	—	$288	$—	$—	$—	$344,686	($113,254)	$2,774	$234,494

(1)             As part of the scheme of arrangement and in connection with the IPO, the Company’s shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,880 common shares in Xyratex Ltd.

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2006	2005	2004
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss) from continuing operations	$58,178	$41,889	$(122,245)
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Depreciation	10,105	6,694	5,336
Amortization of intangible assets	5,123	3,218	1,169
Non-cash equity compensation	7,194	828	168,149
Bonus paid by trust	—	144	—
In process research and development	—	3,230	852
Loss (gain) on sale of assets	265	90	(36)
Supplier note receivable	—	—	(6,000)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(21,098)	(29,272)	(6,695)
Inventories	(21,528)	(16,297)	(2,084)
Prepaid expenses and other current assets	1,138	(542)	244
Accounts payable	4,302	25,668	4,251
Customer advance	—	—	(1,073)
Employee compensation and benefits payable	3,025	2,474	(1,610)
Deferred revenue	(131)	(2,560)	(11,093)
Income taxes payable	80	(643)	147
Deferred income taxes	5,824	4,403	(7,709)
Other accrued liabilities	2,016	(986)	1,234
Net cash used for operating activities of discontinued operations	—	280	—
Net cash provided by operating activities	54,493	38,618	22,837
Cash flows from investing activities:
Investments in property, plant and equipment	(19,932)	(17,070)	(8,985)
Dispositions in property, plant and equipment	762	—	36
Acquisition of intangible assets	(4,000)	—	—
Acquisition of business, net of cash received	(12,252)	(34,845)	(7,418)
Repayment of supplier note payable	—	—	6,000
Net cash used in investing activities	(35,422)	(51,915)	(10,367)
Cash flows from financing activities:
Net payments of short-term borrowings	(4,000)	(9,133)	(4,133)
Repayment of acquisition notes payable	(3,000)	(2,000)	—
Proceeds from issuance of shares	3,610	2,175	53,150
Net cash provided by (used in) financing activities	(3,390)	(8,958)	49,017
Change in cash and cash equivalents	15,681	(22,255)	61,487
Cash and cash equivalents at beginning of period—continuing operations	41,240	63,495	2,008
Cash and cash equivalents at end of period—continuing operations	$56,921	$41,240	$63,495

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1. The Company and its Operations

Operations.   We are a leading provider of modular enterprise-class data storage subsystems and storage process technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”) and Malaysia. We design, develop and manufacture enabling technology in support of high-performance storage and data communication networks.

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

For the periods prior to June 29, 2004 these financial statements represent the results of operations and cash flows of Xyratex Group Limited, and its subsidiaries and subsequent to this date represent the financial position, results of operations and cash flows of Xyratex Ltd and its subsidiaries. In these notes both Xyratex Ltd and Xyratex Group Limited together with their subsidiaries are referred to as the “Company”.

As a result of the IPO the Company recorded a non cash equity compensation expense totaling $181,073 in the year ended November 30, 2004 of which $12,924 relates to discontinued operations. Benefit for income taxes in the year ended November 30, 2004 includes a benefit of $12,295 related to this expense.

2. Basis of Presentation and Summary of Significant Accounting Policies

A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements, which conform to accounting principles generally accepted in the United States, is presented below.

Fiscal year.   The Company’s fiscal year ends on November 30.

Principles of consolidation.   The consolidated financial statements include the accounts of Xyratex Ltd and its wholly and majority-owned subsidiaries. Wholly and majority-owned subsidiaries are all entities over which the Company has the power to control the entity’s financial and operating policies. All significant intercompany accounts and transactions have been eliminated.

Use of estimates.   The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Some of the more significant estimates include allowances for doubtful accounts, inventory valuation reserves, depreciation, amortization and impairment of long-lived assets, deferred tax asset valuation allowance, warranty reserves and equity compensation expense. Actual results could differ from those estimates.

Foreign currency.   The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in current income. Net foreign currency remeasurement gains (losses) of $915, $500 and $(927) are included in selling general and administrative—other, in the years ended November 30, 2006, 2005 and 2004, respectively. Net foreign currency remeasurement gains of $nil, $nil and $1,192 are included in provision (benefit) for income taxes in the years ended November 30, 2006, 2005 and 2004, respectively.

Comprehensive income (loss).   In addition to net income, comprehensive income (loss) includes charges or credits to equity that are not the result of transactions with shareholders. For the Company, this includes unrealized gains and losses on forward foreign currency contracts and foreign currency options. The Company has included components of comprehensive income (loss) within the Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss).

Revenue recognition.   Revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met. For sales that include customer-specified acceptance criteria, revenue is recognized after the acceptance criteria have been met. For sales that include installation services as part of the arrangement and objective and reliable evidence of their fair value is available, such installation services are considered a separate element of the arrangement and therefore revenue relating to the delivery of equipment is recognized on delivery. Where no objective and reliable evidence is available for the fair value of installation services which are part of the overall arrangement, revenue for all elements of the arrangement is deferred until installation is complete. Revenue from services other than installation is recognized as services are rendered and accepted by the customer. A number of the Company’s contracts for the supply of products have included payments upon the achievement of substantive milestones for Non-Recurring Engineering (“NRE”) during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $1,861, $757, and $1,500 in the years ended November 30, 2006, 2005 and 2004 respectively.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Research and development.   Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

Warranty expense.   The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2006, 2005 and 2004, warranty expense was $3,280, $2,046 and $1,561, respectively.

Shipping and handling costs.   Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

Advertising.   Advertising costs are expensed as incurred and amounted to $29, $21 and $28 during the years ended November 30, 2006, 2005, and 2004, respectively.

Pensions and 401(k) plan.   Retirement benefits are provided for UK and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to current income as they become payable and amounted to $4,685, $3,572 and $2,609 during the years ended November 30, 2006, 2005 and 2004, respectively.

Equity compensation.   On December 1, 2005, the Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” (“FAS 123R”), which requires the measurement and recognition of compensation for all share-based awards made to employees and directors including share options and employee share purchases under a share purchase plan based on estimated fair values. FAS 123R supersedes previous accounting under Accounting Principles Board Opinion No.25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in the Company’s 2006 fiscal year. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to application of FAS 123R. The Company has applied the provisions of SAB 107 in its adoption of FAS 123R.

The Company adopted FAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of December 1, 2005. In accordance with the modified prospective transition method, the Company’s consolidated financial statements for previous periods have not been restated to reflect this change. Equity compensation recognized during the period is based on the graded vesting of the share-based award, adjusted for expected forfeitures. Equity compensation recognized in the Company’s consolidated financial statements for the year ended November 30, 2006 includes compensation cost for share-based awards granted prior to, but not fully vested as of, November 30, 2005 and share-based awards granted subsequent to November 30, 2005.

Upon adoption of FAS 123R, the Company used the Black-Scholes option pricing model as the method of valuation for share-based awards. The determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by the Company’s share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected share price volatility over the term of the award, expected

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

forfeiture levels and actual and projected exercise behaviors. Although the fair value of share-based awards is determined in accordance with FAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

Income taxes.   Provision for income taxes is based on income before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets also arise from net operating losses and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount expected to be realized.

Net earnings per share.   Basic net earnings per share is computed by dividing net income by the weighted-average number of common shares and class B preferred ordinary shares outstanding, during the period, excluding the dilutive effect of share options. Diluted net earnings per share gives effect to all potentially dilutive common and ordinary share equivalents outstanding during the period. Previously existing Xyratex Group Limited class A preferred ordinary and C ordinary shares and options to purchase class A preferred ordinary and class C ordinary shares are not included in the computation of basic or diluted net earnings per share since these classes of shares were subject to repurchase provisions and transferability restrictions which did not lapse until the completion of the IPO. Following the completion of the IPO the Xyratex Ltd common shares, for which Xyratex Group Limited shareholders exchanged their class C ordinary and class A and class B preferred ordinary shares, are included in the computation of both basic and diluted net earnings per share. Also from completion of the IPO share options, to the extent dilutive, are included in the computation of diluted net earnings per share.

Cash and cash equivalents.   Investments are classified as cash equivalents if their original maturity is three months or less. Cash equivalents are stated at cost, which approximates fair value.

Accounts receivable.   Accounts receivable are stated at cost less the allowance for doubtful amounts. No interest has been charged on accounts receivable.

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

Software Development Cost.   The company capitalizes certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Capitalized software is

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

included in property, plant and equipment and is depreciated between two and seven years when development is complete.

Goodwill and purchased intangible assets.   Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of Statement of Financial Accounting Standard No. 142, “Goodwill and Other Intangible Assets”, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise.

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

Derivative financial instruments.   The Company enters into derivative financial instruments (forward foreign currency contracts and foreign currency options) in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. The Company enters into these hedging relationships to limit foreign exchange rate risk for periods generally not to exceed 24 months. The Company does not utilize financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”). As amended, FAS 133 requires that the Company recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company has designated all its forward foreign currency contracts as qualifying for hedge accounting under FAS 133. Changes in fair value of these instruments are deferred and recorded, net of the related tax effects, as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

Concentration of credit risk.   Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 66% and 78% of the total accounts receivable balance at November 30, 2006 and 2005, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

Revenues of the Networked Storage Solutions segment include revenue from one customer accounting for 46%, 48% and 53% of the Company’s revenues in the years ended November 30, 2006, 2005 and 2004, respectively. Revenues of the Storage Infrastructure segment include revenue from one customer accounting for 28%, 30% and 24% of the Company’s revenues in the years ended November 30, 2006, 2005 and 2004, respectively. No other customer accounted for more than 10% of revenues.

The Company integrates highly specialized components, such as disk drives, printed circuit board assemblies and power supplies into its products. These components are generally available from a single source or a limited number of suppliers. If any of these suppliers failed to meet the Company’s timing and quality requirements or unexpectedly discontinued its business relations with the Company, and no alternative supplier were found within a reasonable period of time, the Company’s ability to manufacture products at acceptable prices or to deliver products on time could be impaired, possibly resulting in loss of sales.

Recent accounting pronouncements

In May 2005, the FASB issued FAS No. 154, “Accounting Changes and Error Corrections” (“FAS 154”), which replaced APB No. 20, “Accounting Changes” and FAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. FAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle by requiring voluntary changes in accounting principles to be reported using retrospective application, unless impractical to do so. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

In June 2005, the FASB issued Staff Position FAS 143-1, “Accounting for Electronic Equipment Waste Obligations” (“FSP 143-1”), which provides guidance on the accounting for certain obligations associated with the Waste Electrical and Electronic Equipment Directive (the “Directive”), adopted by the European Union (“EU”). Under the Directive, the waste management obligation for historical equipment remains with the commercial user until the customer replaces the equipment. FSP 143-1 is required to be applied to the later of the first reporting period ending after June 8, 2005 or the date of the Directive’s adoption into law by the applicable EU member countries in which the manufacturers have significant operations. Adoption of this standard is not expected to have a material impact on the Company’s financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company will adopt FIN 48 in its 2008 fiscal year and is currently evaluating the effect FIN 48 will have on its consolidated financial position or results of operations.

In September 2006, the FASB issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company’s 2008 fiscal year. The Company is in the process of assessing the effect FAS 157 may have on its consolidated financial statements.

3. Net earnings per share

Basic net earnings per share is computed by dividing net income by the weighted-average number of Xyratex Ltd common shares. Diluted net earnings per share gives effect to all potentially dilutive ordinary share equivalents outstanding during the period.

	Number of common shares
	Year Ended November 30,
	2006	2005	2004
Total weighted average common shares—basic	28,663	28,329	18,195
Dilutive effect of share options	881	702	—
Dilutive effect of restricted stock units	60	—	—
Total weighted average common shares—diluted	29,604	29,031	18,195
Number of options over common shares excluded from the calculation because the effect would be anti-dilutive	—	10	—

4. Other income

On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company is continuing to manufacture the related product lines for Napatech under a separate Supply Agreement. The license agreement requires an initial payment of $2,000 and further payments equal to the amount of annual revenue that is derived from the transferred customers during the twelve months from 1 March 2006 in excess of $2,000 up to a maximum of $7,500. At November 30, 2006 this amounted to $1,202. The initial payment of $2,000, further payment of $1,202 less costs of $35 has been recorded in the statement of operations as other income in the year ended November 30, 2006.

5. Discontinued operations

As further described in Note 12, in connection with the IPO in June 2004, the Company removed transferability restrictions on class A preferred ordinary and class C ordinary shares of junior stock. The removal of transferability restrictions required the recognition of compensation expense for employees and former employees of businesses that were disposed of in fiscal years 1999 and 2000 which qualified for and

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

5. Discontinued operations (Continued)

were presented as discontinued operations at the time. Accordingly compensation expense related to shares of junior stock held by these former employees and share options granted to these employees is recorded as part of discontinued operations. The total expense in the year ended November 30, 2004 related to these items is $12,924.

Effective January 31, 2003, the Company sold its digital broadcast technology business to management of the digital broadcast technology business. The financial position, results of operations and cash flows of this business were classified as discontinued, and the Company has no continuing involvement with this business. In November 2005, the Company received an amount of $400 from the purchaser of this business in connection with the sale agreement, the amount being based on revenues of the business and proceeds of a subsequent sale of the business. No further amounts are expected to be received in connection with the sale. This amount, less associated income tax of $120 has been recorded as discontinued operations in the year ended November 30, 2005.

6. Acquisition and intangible assets

Acquisition and intangible asset purchase 2006

During the year ended November 30, 2006, the Company completed an acquisition that was not significant to the  operating results and financial position. The cash purchase price for the acquisition was $1,704. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets.

Pro forma operating results have not been presented for the acquisition because the effect of the acquisition was not material. No goodwill has been recognized on the above transaction. $329 has been allocated to intangible assets as existing customer relationships to be amortized over two years. The intangible assets are expected to be deductible for tax purposes.

During the year ended November 30, 2006, the Company also acquired a portfolio of US patents and related filings in other countries for consideration of $4,000. This has been allocated to intangible assets as patents and core technology to be amortized over five years. The intangible assets are expected to be deductible for tax purposes.

nStor Technologies Inc

On September 8, 2005, the Company completed the acquisition of nStor Technologies, Inc., a company headquartered in Carlsbad, California and listed on the American Stock Exchange. nStor is a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was cash of $25,303 including acquisition costs of $821. The primary purposes of this acquisition were to broaden the range of products and technology base within the Company’s Networked Storage Solutions segment.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

The Company has estimated the fair values of the acquired assets and liabilities. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$59
Deferred tax	3,749
Accounts receivable	2,995
Inventory	2,204
Other current assets	193
Property, plant and equipment	425
Accounts payable	(2,383)
Short-term borrowings	(5,111)
Employee compensation and benefits payable	(406)
Deferred revenue	(242)
Other accrued liabilities	(1,610)
Net tangible liabilities	(127)
Identifiable intangible assets:
In-Process Research and Development	1,000
Existing technology	3,900
Core technology	1,100
Order backlog	500
Existing customer relationships	1,000
Non-competition agreements	600
Goodwill	17,330
Initial purchase price	$25,303

The value attributable to in-process research and development (“IPR&D”) was recorded as an operating expense on the acquisition date because the acquired technology had not reached technological feasibility and had no alternative uses. The value was determined by estimating the costs to develop the acquired IPR&D into commercially viable products, estimating the resulting after-tax net cash flows (“free cash flow”) from such projects, and discounting the free cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the acquired IPR&D. Goodwill is attributable to the Networked Storage Solutions segment.

Intangible assets with identifiable lives for this acquisition are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	5 years
Core technology	5 years
Order backlog	3 months
Existing customer relationships	5 years
Non-competition agreements	3 years

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

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

Oliver Design

On May 23, 2005, the Company acquired the business and assets of Oliver Design Inc (“Oliver Design”), based in Scotts Valley, California. The structure of the transaction involves a total cash consideration of $17,222 including acquisition costs of $119 with $3,000 of the acquisition price being deferred for fifteen months. Oliver Design was a privately run business engaged in development and manufacturing of disk drive cleaning technology. The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

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
Identifiable intangible assets:
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

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of Oliver Design had occurred as of December 1, 2003. The pro-forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro-forma adjustments including the amortization of intangible assets, reduced interest income and an additional income tax provision. The pro-forma amounts do not purport to be indicative of the results that would have been actually reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

	Unaudited Pro-Forma Year Ended November 30,
	2005	2004
Revenue	$681,168	$477,214
Net income (loss) from continuing operations	$38,490	$(123,910)
Net earnings (loss) per share from continuing operations:
Basic	$1.36	$(6.81)
Diluted	$1.33	$(6.81)

Cap Epsilon

On April 7, 2005 the Company purchased intellectual property for $2,230 consisting of a software suite which the Company has incorporated into a new product line within its Networked Storage Solutions segment. The purchase price was recorded as In-Process Research and Development expense because the acquired software had not reached technological feasibility and had no alternative uses.

ZT Automation

On February 23, 2004, the Company acquired the business and assets of ZT Automation LLC (“ZT Automation”), for consideration of $9,005, including acquisition costs of $430. The initial cash purchase price for this company based in Fremont, California was $8,575 of which $2,000 was paid after one year. Further amounts of up to $20,400 were payable based principally on a percentage of revenue generated by the acquired business for the three years ended December 31, 2006 calculated as 21.5% of cumulative revenue in excess of $19,600. At November 30, 2006, goodwill is comprised of $3,676 initially acquired plus $15,239 additional cost of acquisition based on cumulative revenue at that date. Of the $15,239 additional cost of acquisition $14,115 was paid during the two years ended November 30, 2006, and a further $1,124 is included in other accrued liabilities. Future payments under this agreement are not expected to be material. ZT Automation was a privately held company engaged in the business of providing production automation products to manufacturers of disk drives and disk drive components. The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

The Company has estimated the fair values of the acquired assets and liabilities. Allocation of the purchase price to tangible and intangible assets is as follows:

Cash	$990
Accounts receivable	2,095
Inventory	3,081
Prepaid expenses	230
Property, plant and equipment	443
Accounts payable	(2,351)
Deferred revenue—customer deposits	(3,170)
Other accrued liabilities	(593)
Net tangible assets	725
Identifiable intangible assets:
Existing technology	3,100
Core technology	700
Non-competition agreements	400
Order backlog	400
Goodwill	18,915
Purchase price	$24,240

There is no value attributable to In-Process Research and Development. Goodwill is attributable to the Storage Infrastructure segment.

Intangible assets with identifiable lives are being amortized on a straight line basis for their remaining lives as follows:

Existing technology	4 years
Core technology	4 years
Non-competition agreements	3 years
Order backlog	1 year

The intangible assets are expected to be deductible for tax purposes.

The results of the acquired business have been included in the Consolidated Statement of Operations with effect from February 23, 2004.

The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of ZT Automation had occurred as of December 1, 2003. The pro forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro forma adjustments including the amortization of intangible assets, reduced interest income and an additional income tax provision. The pro-forma amounts do not purport to be indicative of the results that would actually have been reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

Unaudited Pro Forma
Year Ended November 30, 2004
Revenue	$463,808
Net loss from continuing operations	$(121,469)
Net loss per share from continuing operations, basic and diluted	$(6.67)

Beyond3

On September 2, 2004 the Company acquired the intellectual property of Beyond3, a developer of advanced optical inspection systems based in San Jose, California. The structure of the transaction involves an initial cash consideration of $1,402, including acquisition costs of $102, plus future payments of which $1,200 is based on the achievement of certain product delivery milestones and further amounts up to $16,000 are based on forty to sixty percent of operating profit for the four years ending November 30, 2008. No additional amounts had been paid or were payable at November 30, 2006. Beyond3 was a privately run business engaged in the business of providing test solution products to manufacturers of disk drives. The Company’s primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

This acquisition has been accounted for as a purchase of assets and therefore no element of the purchase price is allocated to goodwill. The Company has estimated the fair values of the acquired assets and liabilities. The preliminary allocation of the purchase price to tangible and intangible assets is as follows:

Identifiable intangible assets:
Patents and core technology	$387
In process research and development	852
Supplier contracts	39
Assembled workforce	124
Initial purchase price	$1,402

The value attributable to in-process research and development (“IPR&D”) was recorded as an operating expense on the acquisition date because the acquired technology had not reached technological feasibility and had no alternative uses. The value was determined by estimating the costs to develop the acquired IPR&D into commercially viable products, estimating the resulting after-tax net cash flows (“free cash flow”) from such projects, and discounting the free cash flows back to their present value. The discount rate included a factor that took into account the uncertainty surrounding the successful development of the acquired IPR&D.

Intangible assets are being amortized on a straight line basis for their remaining lives as follows:

Patents and core technology	6 years
Supplier contracts	3 years
Assembled workforce	4 years

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

The intangible assets are expected to be deductible for tax purposes.

Identified intangible assets

Identified intangible assets balances are summarized as follows:

	November 30, 2006
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$11,300	$4,152	$7,148
Patents and core technology	8,887	1,818	7,069
Non-competition agreements	1,000	615	385
Order backlog	2,100	1,809	291
Supplier contracts	39	29	10
Assembled workforce	124	70	54
Customer relationships	4,629	1,001	3,628
Total	$28,079	$9,494	$18,585

	November 30, 2005
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$11,300	$1,906	$9,394
Patents and core technology	4,887	639	4,248
Non-competition agreements	1,000	282	718
Order backlog	2,100	1,209	891
Supplier contracts	39	16	23
Assembled workforce	124	39	85
Customer relationships	4,300	289	4,011
Total	$23,750	$4,380	$19,370

On the basis that no impairment charges are required, the Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2007	$5,290
2008	4,063
2009	3,479
2010	3,186
2011	1,881
Thereafter	$686

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Acquisition and intangible assets (Continued)

Goodwill

The changes in the carrying amount of goodwill for the years ended November 30, 2006 and 2005 are as follows:

	Networked Storage Solutions	Storage Infrastructure	Total
Balance at November 30, 2004	$—	$3,930	$3,930
Acquisition of businesses	17,281	6,571	23,852
Tax benefit of goodwill	—	(1,619)	(1,619)
Contingent consideration	—	5,371	5,371
Balance at November 30, 2005	$17,281	$14,253	$31,534
Tax benefit of goodwill	—	(1,670)	(1,670)
Contingent consideration	—	9,611	9,611
Adjustment to consideration	49	—	49
Balance at November 30, 2006	$17,330	$22,194	$39,524

7. Development Arrangement

In the year ended November 30, 2002, the Company entered into an alliance arrangement with one of its suppliers under which the Company loaned $6,000 in connection with the development of components to be included in certain of the Company’s products. The loan accrued interest at 8% per annum and was repayable to the Company by one installment of $3,000 plus accrued interest on May 15, 2005, with the balance due on May 15, 2008. The loan was recorded as research and development expense in the year ended November 30, 2002 since the Company believed that the repayment of the loan was dependent on the successful efforts of the research and development. In February 2004, a NASDAQ listed company acquired the supplier with which the Company had the development arrangement. Based on the financial position of the NASDAQ listed company the Company believed that the $6,000 loan and interest accrued to February 29, 2004 of $933 was collectible. Accordingly, the Company eliminated the bad debt allowance on the loan and accrued interest and has recorded a reduction in operating expenses and an increase in interest income of these amounts in the year ended November 30, 2004. On August 9, 2004 the $6,000 loan was repaid along with accrued interest of $1,166. An analysis of the movements in the allowance for bad debt in connection with this loan for the year ended November 30, 2004 is as follows:

Allowance Amount
Balance at November 30, 2003	$6,813
Released to research and development	(6,000)
Released to interest income	(813)
Balance at November 30, 2004	$—

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

8. Inventories

	November 30,
	2006	2005
Finished goods	$7,528	$15,642
Work in progress	26,275	19,130
Raw materials	59,308	36,771
	$93,111	$71,543

9. Property, Plant and Equipment, Net

	November 30,
	2006	2005
Land	$1,421	$1,421
Buildings and leasehold improvements	6,144	5,424
Machinery and equipment	58,934	42,452
	66,499	49,297
Accumulated depreciation	(32,028)	(23,654)
	$34,471	$25,643

Depreciation expense during the years ended November 30, 2006, 2005 and 2004 was $10,105, $6,694 and $5,336, respectively. For the years ended November 30, 2006 and 2005 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $521 and $1,997, respectively.

10. Income Taxes

The provision (benefit) from income taxes from continuing operations is comprised as follows:

		Year Ended November 30,
		2006	2005	2004
U.K.	Current	$(415)	$(1,876)	$502
U.S.	Current	1,655	1,391	761
Other jurisdictions	Current	(691)	162	207
	Deferred	5,925	4,287	(7,709)
Total from continuing operations		$6,474	$3,964	$(6,239)

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

10. Income Taxes (Continued)

The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2006	2005
Deferred tax assets:
U.K. net operating loss carryforwards	$753	$7,045
U.S. net operating loss carryforwards	19,973	20,378
Timing difference on equity compensation	6,221	5,183
Property, plant and equipment	6,609	5,684
Forward foreign exchange contracts	—	581
Other deferred tax assets	3,000	2,061
Less: valuation allowance	(17,271)	(16,901)
Total deferred tax assets	$19,285	$24,031
Deferred tax liabilities:
Forward foreign exchange contracts	(1,178)	—
Net deferred tax assets	$18,107	$24,031

The Company has recorded a valuation allowance against deferred tax assets where it is more likely than not that the Company will not realize the benefits of these tax assets. The valuation allowance takes into account projections for future taxable income in the United Kingdom and the United States. In the United Kingdom, tax loss operating carryforwards have no expiration date. The utilization of tax operating carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards.

The utilization of certain U.S. net operating loss carryforwards of $12,200 is likely to be significantly restricted as a result of a change in ownership of the Company. This change of ownership results in an annual limit to the amount which can be offset against future taxable income. U.S. net operating loss carryforwards begin to expire in 2012. The Company has recorded a full valuation allowance against the deferred tax asset relating to these U.S. net operating loss carryforwards. In addition as part of the nStor acquisition the Company acquired operating loss carryforwards of nStor Technologies, Inc., totaling, at November 30, 2005, approximately $42,700. These are subject to an annual limit and a time limitation of approximately 10 years from acquisition. The Company has recorded a deferred tax asset of $3,344 relating to these loss carryforwards. The valuation allowance against the nStor operating loss carryforwards is $12,904. Any release of this valuation allowance will be allocated to reduce goodwill arising on the acquisition of nStor.

The Company adopted FAS 123R, with effect from December 1, 2005, and recorded equity compensation expense using the fair value method during the year ended November 30, 2006. This has resulted in the recording of a tax benefit of $1,826 which is included in the deferred tax asset. The realization of this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital. As a result of the recording of equity compensation expense under the intrinsic method of our previous accounting policy in year ended November 30, 2004 related to the IPO in that year,

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

10. Income Taxes (Continued)

the Company recorded an additional deferred tax asset of $12,295 relating to share options granted to U.K. employees. This tax benefit primarily relates to a U.K. tax deduction which may be obtained when these share options are exercised, calculated as the intrinsic value on the date of the offering, being the excess of the market price over the exercise price on that date. As of November 30, 2006, as a result of employees exercising share options since the IPO, $7,900 of this amount had been added to U.K. loss carryforwards. The tax deduction is based on the intrinsic value on the date of exercise, which in the year ended November 30, 2005 was higher than that on the date of the IPO. This windfall tax benefit, totaling $1,476 was added to Additional Paid in Capital in 2005. Following the adoption of FAS 123R described below, windfall tax benefits will only be recognized when they are realized through a benefit to cash flow.

The Company has elected to adopt the short-form method of FASB Staff Position FAS 123R-3 to calculate its pool of windfall tax benefits, as of December 1, 2005. FAS 123R prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt the “with-and-without” intra-period tax allocation as described in EITF Topic D-32. As a result, windfall tax benefits are recognised in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefits not recognised in APIC for the year ended November 30, 2006 as a result of adopting the “with-and-without” approach were $568.

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

The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2006, 2005 and 2004. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. 30% rate is applied as follows:

	Year Ended November 30,
	2006	2005	2004
Provision (benefit) for income taxes at corporation tax rate	30.0%	30.0%	(30.0)%
Adjustment in respect of prior years	(4.6)	(5.6)	—
Nondeductible equity compensation	0.5	0.7	29.7
Other nondeductible expenses	—	0.3	(1.6)
Research and development tax credits	(2.4)	(2.6)	(1.0)
Tax differentials on foreign income	(13.4)	(14.2)	(2.0)
Provision (benefit) for income taxes	10.1%	8.6%	(4.9)%

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

10. Income Taxes (Continued)

The components of income (loss) from continuing operations before income taxes are:

	Year Ended November 30,
	2006	2005	2004
U.K.	$26,129	$22,053	$(128,950)
U.S.	6,162	2,700	(7,552)
Malaysia	31,844	21,100	8,018
Other	517	—	—
Total	$64,652	$45,853	$(128,484)

As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through May 31, 2012. The income tax benefit attributable to this tax status was estimated to be $9,300, $6,188 and $2,341 during the years ended November 30, 2006, 2005 and 2004, respectively.

11. Other Costs

In the year ended November 30, 2004 the Company recorded an expense of $2,388, in connection with the preparation for its IPO. These costs were primarily professional fees relating to accounting advice and the formation of a new parent company in Bermuda.

12. Equity compensation plans

As described in Note 2, with effect from December 1, 2005, the Company adopted FAS 123R, which establishes accounting for share-based awards exchanged for employee services, using the modified prospective application transition method. Accordingly, equity compensation cost is measured at grant date, based on the fair value of the award, over the requisite service period.

Previously, the Company applied APB 25 and related Interpretations, as permitted by FAS 123. Under this policy, the Company recorded non cash equity compensation expense of $181,073 in its consolidated statement of operations for the year ended November 30, 2004 and $828 for the the year ended November 30, 2005, The expense recorded in the year ended November 30, 2004 primarily resulted from the lapsing of transferability restrictions over previously existing ordinary shares as part of the IPO on June 29, 2004 (Note 1). The previously existing Xyratex Group Limited class A preferred ordinary shares and class C ordinary shares had been issued to employees and ex-employees and were not transferable except to a defined list of parties such as family members. These transferability restrictions would have lapsed on the earlier of the effectiveness of an IPO or the sale or liquidation of the Company. The common shares in Xyratex Ltd for which these shares were exchanged are not subject to transferability restrictions. Class A preferred ordinary shares and class C ordinary shares which were subject to these transferability restrictions were accounted for as variable awards of junior stock. The Company has a number of plans under which employees were granted options to purchase class A preferred ordinary shares. All options granted under these plans were also accounted for as variable awards of junior stock. As part of the scheme of arrangement 3,916 share options over ordinary shares in Xyratex Group Limited outstanding at June 29, 2004, were converted to 4,059 share options over common shares in Xyratex Ltd.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

The expense of $181,073 was calculated as the difference between the IPO price of $14.00 per share and the original amount paid by our employees for the 10,575 shares or the exercise price for the 3,793 unexercised options that they held to the extent that they were vested. The amount paid for these shares and the exercise price for these options totaled $18,090. This compensation expense was recorded as cost of revenues, research and development expense or selling, general and administrative expense in accordance with the function of the relevant employee, or as discontinued operations for certain ex-employees.

The Company and Credit Suisse First Boston, the managing underwriter for the IPO, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company’s share option, share purchase, restricted stock, restricted stock units and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,633. Lapsed and surrendered options are disregarded for these purposes. At January 31, 2007, share awards over 2,043 common shares had been granted since the IPO. Where the number of share awards which can be granted under a specific plan is subject to a limit then these limits are stated below.

Restricted Stock Units

Subsequent to the Company’s Annual General Meeting on March 21, 2006, the Company granted 471 restricted stock units (RSU’s) to certain employees. These units will require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of certain of these units was also subject to the achievement of certain performance conditions in the year ended November 30, 2006. The RSUs vest on each February 1 in 2007 through 2010. An employee ceases to be entitled to the RSUs upon termination of their employment. The specific performance goals have been reviewed by management and 357 RSUs will vest, subject to continuing service, based on this assessment. As a result equity compensation expense of $3,405 has been recorded in the year ended November 30, 2006. A further 69 RSUs were granted on November 28, 2006 which will vest commencing February 1, 2008.

Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Granted	540	25.24
Vested	—	—
Cancelled/forfeited	(29)	26.31
Non-vested restricted stock units at November 30, 2006	511	25.18	3.3
Non-vested restricted stock units expected to vest at November 30, 2006	426		3.3	$9,403

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

Share Option Plans

The Company has five plans under which employees have been granted options to purchase Xyratex Group Limited ordinary shares or Xyratex Ltd common shares. As part of the scheme of arrangement (Note 1) all options to purchase Xyratex Group Limited shares were exchanged for options to purchase Xyratex Ltd shares in the same ratios as the exchange of shares. As described above, options to purchase Xyratex Group Limited shares have been accounted for as variable awards over junior stock. Compensation expense relating to these awards, to the extent vested, has been recognized in the Company’s Consolidated Statements of Operations on the removal of transferability restrictions over the underlying shares on the effectiveness of the scheme of arrangement in June 2004.

Xyratex Ltd Approved Plan

Options granted under this plan may have certain tax advantages for employees and vest at the earlier of a takeover or liquidation of the Company, or ratably, over a period of four years from the grant date. Options granted under the plan expire at the earlier of ten years from the date of grant, six months after a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2006, options to purchase 895 common shares were outstanding under the plan.

2004 Plan

Options granted under this plan vest over periods ranging from three to four years from the grant date, or earlier upon a change of control of the Company. Options granted under the plan expire at the earlier of ten years from the date of grant, 15 days after a change of control if the acquiring entity does not exchange or carry over the outstanding options, or 30 days from termination of employment with the Company. The maximum number of shares that can be issued under this plan is 5,000. As of November 30, 2006, options to purchase 1,174 common shares were outstanding under the plan.

2004 Directors Stock Option Plan

Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase Xyratex Ltd common shares to certain directors. The options vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares that can be issued under this plan is 60. As of November 30, 2006, options to purchase 40 common shares were outstanding under the plan.

Chairman’s Stock Option Plan

Options under this plan vest at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares the Company can issue under the plan is 228. As of November 30, 2006, options to purchase 228 common shares were outstanding under the plan.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

The Sharesave Plan

The Sharesave Plan was established in 2005. Options granted under this plan have certain tax advantages for employees. Options can only be exercised at the end of a three year period based on the amount paid by an employee into an independent savings account. The options have been granted with an exercise price at a discount of 15% to the market price and the maximum monthly contribution to all sharesave plans, stated in U.K. pounds, is £250 determined at the commencement of the three year period.

Sharesave Plan activity was as follows:

Grant date	March 2006	March 2005
Exercise price	$22.95	$14.46
Options to purchase common shares outstanding at November 30, 2005	—	159
Options to purchase common shares outstanding at November 30, 2006	20	159
Aggregate intrinsic value	$80	$1,978

Share Option Activity

Options granted, exercised, canceled and expired under all of the Company’s share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2003	4,553	$3.00
Granted	621	7.28
Exercised	(1,048)	2.05
Cancelled/forfeited	(210)	2.90
Conversion of options over Xyratex Ltd shares	142	—
Granted	155	11.70
Exercised	(282)	3.79
Cancelled/forfeited	(11)	2.62
Outstanding at November 30, 2004	3,920	$4.42
Granted	1,353	14.23
Exercised	(1,758)	3.12
Cancelled/forfeited	(38)	12.77
Outstanding at November 30, 2005	3,477	$8.82
Exercised	(990)	4.83
Cancelled/forfeited	(150)	12.67
Outstanding at November 30, 2006	2,337	$10.26	6.3	$27,601
Exercisable at November 30, 2004	3,383	$2.81
Exercisable at November 30, 2005	1,936	$3.61
Exercisable at November 30, 2006	1,428	$7.84	6.1	$11,851

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

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

The aggregate intrinsic value of options outstanding at November 30, 2006 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. All outstanding options had exercise prices that were lower than the $22.07 closing market price of the Company’s common shares at November 30, 2006. The weighted-average fair value of options granted in the years ended November 30, 2005 and 2004 was $8.61 and $2.78, respectively. The total intrinsic value of options exercised during the years ended November 30, 2006, 2005 and 2004 was $17,452, $23,135 and $9,230, respectively, determined as of the date of exercise. The total fair value of options that vested and forfeited during the year ended November 30, 2006 was $3,191 and $658 respectively.

The following table summarizes information about share options outstanding at November 30, 2006:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.83 - $2.84	548	4.4	$2.83	548	$2.83
$5.19 - $5.20	307	5.6	$5.19	307	$5.19
$9.65 - $10.25	62	7.7	$10.14	38	$10.07
$13.51 - $14.47	1,353	7.0	$14.15	517	$14.28
$15.57 - $17.40	67	8.5	$15.84	18	$15.76
	2,337	6.3	$10.26	1,428	$7.84

Employee Stock Purchase plan

The Company introduced an employee stock purchase plan (the “ESPP”) in May 2002, under which any eligible employee of the Company receives the rights to purchase the Company’s shares. A purchase right entitles a participant to purchase at the end of each offering period, subsequent to the IPO each fiscal quarter, the number of common shares determined by dividing the participant’s accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

Rights granted under the ESPP prior to the scheme of arrangement and IPO in June 2004 were accounted for as variable awards over junior stock. Compensation expense related to these stock purchase rights was recognized when the transferability restrictions on the underlying Xyratex Group Limited class A preferred ordinary shares to be issued upon exercise of these rights lapsed. There were 34, 29 and 36 shares awarded under this plan in the years ended November 30, 2006, 2005 and 2004, respectively.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

Restricted Shares

Restricted share awards are awards of the Company’s common shares that will vest in accordance with terms and conditions established by the board of directors. The board of directors may impose whatever conditions to vesting it determines to be appropriate. For example, the board of directors may set restrictions based on the achievement of specific performance goals. Unvested shares are subject to the Company’s right of repurchase or forfeiture.

In April 2005 the Company granted rights to 190 shares at no cost and which will vest based on the achievement of certain revenue targets over the three years ended August 31, 2008. In addition in 2005 the Company granted five restricted shares to an employee at no cost, the vesting of which is not subject to performance conditions.

At November 30, 2005 and November 30, 2006, these 195 awards of restricted shares were outstanding. No expense has been recorded in connection with 190 of these awards because the Company does not consider it probable that the related performance criteria will be met.

In addition, included in issued common shares are 280 shares which were purchased by certain directors and management in February 2004 and which were subject to repurchase by the Company at their purchase price. The repurchase restrictions lapse and therefore the shares become vested over a four year period, with the first tranche vesting on November 30, 2004. As of November 30, 2006 and November 30, 2005, 65 and 130 shares remain unvested respectively. Included in equity compensation expense in the year ended November 30, 2006 is $217 relating to the vesting of these shares. The weighted-average grant date fair value of these share awards is $2.09. The fair value of the shares which vested during the years ended November 30, 2006, 2005 and 2004 was 1,485, 1,060 and 978, respectively.

Determining Fair Value of Share Options Under FAS 123R

Valuation and Amortization Method.The Company estimates the fair value of share options using the Black-Scholes option valuation model and amortizes the fair value using graded vesting over the vesting periods.

Expected Life. The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company determines the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. Share options granted during the three months ended February 28, 2005 vest 25% per year over four years and have contractual terms of ten years. Share purchases under the share purchase plan have an expected life of three months, which is equal to the offering period.

Expected Volatility. The volatility factor the Company uses in the Black-Scholes option valuation model is based on the Company’s historical share prices since its Initial Public Offering in 2004 and the reported historical volatility of comparable companies.

Risk-Free Interest Rate.The Company bases the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

Expected Dividend Yield.The Company has never paid any cash dividends on its common shares and the Company does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation model.

Expected Forfeitures.The Company uses historical data to estimate pre-vesting option forfeitures. The Company records share-based compensation only for those awards that are expected to vest.

The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year Ended November 30,
	2006	2005	2004
Risk-free interest rate	4.75%	3.75%	2.50%
Dividend yield	0.00%	0.00%	0.00%
Volatility	75%	80%	80%
Expected option life	1.5 years	4 years	4 years

Equity Compensation Under FAS 123R

The following table summarizes equity compensation expense related to share-based awards under FAS 123R for the year ended November 30, 2006.

Year ended November 30, 2006
Equity compensation:
Cost of revenues	$923
Research and development	1,962
Selling, general and administrative	4,309
Total equity compensation	7,194
Related income tax benefit	$1,826

At November 30, 2006 the Company had 1,470 non-vested share based awards that had a weighted average grant date fair value of $10.82. As of November 30, 2006, the Company had $7,928 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.6 years.

Had the Company applied the accounting provisions of APB 25 during the year ended November 30, 2006, equity compensation charges would have totaled to $4,006. This would have increased both operating income and income before provision for income taxes by $3,188, and after the effect on income taxes would have increased net income by $2,257 and basic and diluted earnings per share $0.08 and $0.05, respectively. The adoption of FAS 123R had no impact on the reported cash flows of the Company.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

Pro Forma Information Under FAS 123 and APB 25

Prior to the Company’s 2006 fiscal year, share-based compensation plans were accounted for using the intrinsic value method prescribed in APB 25 and related Interpretations. Equity compensation of $828 and $168,778 was recorded in net income in the years ended November 30, 2005 and 2004, respectively. No equity compensation was recorded where share options granted had an exercise price equal to or greater than the market value of the underlying common shares on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company’s net income and basic and diluted net income per share would have been changed to the pro forma amounts indicated below (in thousands, except for per share data):

	Year Ended November 30,
	2005	2004
Net income (loss) as reported	$42,169	$(135,169)
Add: equity compensation included in net income, net of related tax effects	828	168,778
Deduct: equity compensation determined under fair value based method for all awards, net of related tax effects	(4,981)	(8,554)
Pro forma net income	$38,016	$25,055
Earnings (loss) per share
Basic as reported	$1.49	$(7.43)
Diluted as reported	$1.45	$(7.43)
Basic pro forma	$1.34	$1.38
Diluted pro forma	$1.31	$1.36

The calculation of the denominator in the calculation of diluted earnings per share for the year ended November 30, 2004 was as follows:

Year Ended November 30, 2004
Number of shares
Weighted average common shares and class B preferred ordinary shares outstanding—basic	18,195
Weighted average dilutive effect of options over common shares	216
Weighted average common shares and class B preferred ordinary shares outstanding—diluted	18,411
Number of options over common shares excluded from the calculation because the effect would have been anti-dilutive	459

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

12. Equity compensation plans (Continued)

Net income and net earnings per share information, as required by FAS 123, has been determined as if the Company had accounted for all share options granted to employees under FAS 123’s fair value method  For options granted after the IPO the fair value of the options was estimated at grant date using the weighted average assumptions set out above in determining fair value under FAS 123R. For options granted prior to the IPO, the fair value of these options was estimated at grant date using the “minimum value” method with the following weighted-average assumptions:

Year Ended November 30, 2004
Risk-free interest rate	4.10%
Dividend yield	0.00%
Expected option life	4 years

For purposes of pro forma disclosures, compensation expense relating to the estimated fair value of options and other awards has been recorded in current income when the related transferability restrictions lapsed to the extent vested on IPO.

13. Equity—Share Capital

The Company’s authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and, 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2006 there were 28,918 common shares outstanding. No other class of shares has been issued.

Common shares—Holders of common shares are entitled to one vote per share on all matters upon which the common shares are entitled to vote, including the election of directors  The holders of common shares are entitled to receive dividends when and as declared by the Company’s board of directors. Upon any liquidation, dissolution, or winding up of the Company, surplus assets will be distributed ratably to holders of common shares. There are no restrictions on these shares.

Preference shares—TheBoard is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2006, there were no preference shares outstanding.

Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2006, there were no deferred shares outstanding.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

13.  Equity—Share Capital (Continued)

Scheme of Arrangement and IPO

In connection with the IPO, 4,000 new common shares were issued at $14.00 per share and 135 common shares were issued to employees to satisfy the exercise of share options.

As described in Note 1 on June 29, 2004, as part of the scheme of arrangement and in connection with the IPO, the Company’s shareholders exchanged 10,257 class A preferred ordinary shares, 11,099 class B preferred ordinary shares and 2,576 class C ordinary shares in Xyratex Group Limited in the ratios 1.036378, 0.945 and 1.071671 respectively, for 23,880 common shares in Xyratex Ltd. These ratios were agreed by shareholders as part of the scheme of arrangement and have been calculated to achieve the returns described as follows.

Prior to the scheme of arrangement and IPO the previous parent company, Xyratex Group Limited, had in issue three classes of share, class A preferred ordinary shares, class B preferred ordinary shares and class C ordinary shares. All classes of share were entitled to one vote per share. The class A preferred ordinary shares and class C ordinary shares were subject to transferability restrictions as described in Note 12.

The Xyratex Group Limited shares in issue prior to the IPO were subject to varying rights upon a sale, listing, or liquidation (a “conversion” event) as follows. On a conversion event a pro rata portion of class A preferred ordinary shares, class B preferred ordinary shares and class C ordinary shares were to be effectively cancelled to achieve the following returns. Holders of class B preferred ordinary shares were to receive value of £4.51 per share before any other shareholders. The class A preferred ordinary shareholders were to receive the next £4.51 per share. Any value remaining would next be distributed equally to holders of class A and B preferred ordinary shares equal to a return of 10% per annum, accruing annually on £4.51 per share. Finally, any further value would be transferred pro rata to all holders of Xyratex Group Limited shares. To the extent that holders of class B preferred ordinary shares received a return of more than 100% of their initial investment within twelve months of a conversion event, more than 150% between twelve and 24 months from a conversion event, or 200% after 24 months from a conversion event, then 25% of the excess of the applicable return was to be transferred to class C shareholders.

Issues of shares prior to the IPO

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

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

14. Employee benefit trusts

The Company has a variable interest in an employee benefit trust (the “Trust”) which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL’s stock option plans. Following the demerger of the Company’s business from HIHL in 2000 (see Note 20), the Trust holds shares of the Company and has held shares in Havant International Limited (HIL), another business demerged from HIHL in 2000. Assets held by the Trust are used to compensate current and former employees of both the Company and HIL. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2006 and 2005, the Trust held 444 and 1,163 common shares, respectively.

Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with APB 25 before November 30, 2005 and FAS 123R thereafter, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital. Grants and other activity related to equity based compensation awards given to employees are included in the share option and award activity in Note 12. During the year ended November 30, 2004 the Trust granted share options to employees of the Company totaling 120.

The Trust pays administrative fees to the Company of $9 per year and paid part of a company bonus of $144 in the year ended November 30, 2005.

The Company set up a new employee benefit trust in June 2004. This trust holds 133 common shares in Xyratex Ltd, included in unissued shares at November 30, 2006. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company granted during the year ended November 30, 2005.

15. Short-term Borrowings and Long-term Debt

As of November 30, 2006, the Company has credit facilities with a major U.K. financial institution (the “Bank”) under which it has the remaining $7,000 of a term loan of $19,000, a revolving line of credit which expires in December 2008 of up to $30,000 and an overdraft facility of up to $15,000. The term loan was taken out in September 2003 and is repayable in equal quarterly installments over five years. No amounts are outstanding at November 30, 2006 under the revolving line of credit or overdraft facilities. Any amounts borrowed under the revolving line of credit facility would be repayable in 2008. Any amounts borrowed under the overdraft facility would be repayable on demand.

Interest is payable at between 0.6% and 1.25% above LIBOR on the revolving credit facility, depending on the level of debt relative to operating income. Interest is payable at 0.75% above LIBOR on the overdraft facility and the term loan. Amounts under the revolving credit and overdraft facilities may be borrowed in U.K. pounds or U.S. dollars and separate currency LIBOR rates apply for each currency. The term loan and revolving credit facility contain restrictive covenants that, among other provisions, require compliance with certain financial covenants including levels of income from operations relative to net interest and tangible net assets as determined in accordance with accounting principles generally accepted in the U.S. The facilities are collateralized by substantially all of the assets of the Company.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

16. Financial Instruments

The Company’s principal financial instruments, other than derivatives, comprise long-term debt, short-term borrowings, cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations and its sources of finance. The Company does not hold financial instruments for trading purposes.

Forward foreign exchange contracts and options

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian Ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of FAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedge qualifying relationship are highly effective in offsetting changes in the cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively. The counterparty to the foreign currency contracts is an international bank. Such contracts are generally for two years or less.

The Company reclassified a loss of $1,355 net of tax of $581 from AOCI to earnings during the year ended November 30, 2006 due to the realization of the underlying transactions. Such amounts were recorded as selling, general and administrative expense. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current assets, to AOCI of $2,774, net of tax of $1,189 for the year ended November 30, 2006. For the year ended November 30, 2005 the Company recorded in other current assets, movements to AOCI of $1,356, net of tax of  $581. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twelve months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

16. Financial Instruments (Continued)

The following table shows derivatives existing as of November 30, 2006 and November 30, 2005:

Derivatives between U.K. pound and U.S. dollar	November 30,
	2006	2005
Forward exchange contracts and options	$43,294	$46,070
Fair value of contracts—asset (liability)	$3,762	($1,658)
Carrying value of contracts—asset (liability)	$3,762	($1,658)
Average rate of contract	$1.80	$1.84
Period end rate	$1.95	$1.72
Maximum period of contracts (months)	12	12

Derivatives between Malaysian ringgit and U.S. dollar	November 30,
	2006	2005
Forward exchange contracts and options	$6,500	—
Fair value of contracts—asset (liability)	$46	—
Carrying value of contracts—asset (liability)	$46	—
Average rate of contract	$0.28	—
Period end rate	$0.28	—
Maximum period of contracts (months)	12	—

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values.

17. Commitments and Contingencies

Operating Lease Commitments:   The Company leases certain real and personal property from both unrelated third parties and HIL, a related party (see Note 20). Future minimum lease payments under non-cancelable operating leases agreements as of November 30, 2006 are as follows:

	Related party	Other	Total
Year Ending November 30:
2007	4,070	2,573	6,643
2008	4,058	1,458	5,516
2009	3,767	1,269	5,036
2010	1,140	822	1,962
2011	—	551	551
2012 and thereafter	—	—	—
Total minimum payments required	$13,035	$6,673	$19,708

Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $6,342, $5,592 and $4,273 for the years ended November 30, 2006, 2005 and 2004, respectively.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

17. Commitments and Contingencies (Continued)

These expenses include $3,732, $3,319 and $2,974 for the years ended November 30, 2006, 2005 and 2004, respectively to a related party (Note 20).

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

Product warranty.   The following table provides the changes in the product warranty accrual for the year ended November 30, 2006:

Amount of liability
Balance at November 30, 2003:	$1,231
Acquisition of businesses	508
Accruals for warranties issued during the year	1,561
Settlements made during the year	(1,381)
Balance at November 30, 2004:	$1,919
Acquisition of businesses	303
Accruals for warranties issued during the year	2,046
Settlements made during the year	(1,723)
Balance at November 30, 2005:	$2,545
Accruals for warranties issued during the year	3,280
Settlements made during the year	(2,669)
Balance at November 30, 2006:	$3,156

18. Supplemental Cash Flow Information

Cash paid for income taxes was $1,004 and cash received was $541 for the year ended November 30, 2006. Cash paid for income taxes was $1,733 and cash received was $1,407 for the year ended November 30, 2005. Cash paid for income taxes was $1,323 for the year ended November 30, 2004. Cash paid for interest was $716, $450 and $467 for the years ended November 30, 2006, 2005 and 2004, respectively.

Proceeds from the exercise of share options were $3,610, $2,175 and $4,997 for the years ended November 30, 2006, 2005 and 2004 respectively.

Non cash investing and financing activities included the recording of an acquisition note payable of $3,000 in connection with the acquisition of Oliver Design during 2005.

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

19. Segment Information

Description of segments.   The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—Networked Storage Solutions and Storage Infrastructure, each of which comprises a reportable segment.

Description of the Company’s segments:

Networked Storage Solutions.   Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places. This segment was formerly named Storage and Network Systems.

Storage Infrastructure.   Provision of high-performance, high density disk drive, process & test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

Segment revenue and profit.

The accounting policies used to derive reportable segment results are generally the same as those described in Note 2, “Summary of Significant Accounting Policies”.

The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the non-cash equity compensation charge. The performance of each segment is generally measured based on gross profit before non cash equity compensation.

	Year Ended November 30,
	2006	2005	2004
Revenues:
Networked Storage Solutions	$598,752	$415,379	$318,692
Storage Infrastructure	384,881	264,230	140,322
Total Segments	$983,633	$679,609	$459,014
Gross profit:
Networked Storage Solutions	$82,762	$64,831	$56,282
Storage Infrastructure	115,447	79,463	46,174
Total Segments	198,209	144,294	102,456
Non cash equity compensation	(923)	—	(7,827)
Total	$197,286	$144,294	$94,629
Depreciation and amortization:
Networked Storage Solutions	$7,864	$4,874	$3,024
Storage Infrastructure	6,390	4,618	2,827
Total Segments	14,254	9,492	5,851
Corporate	974	420	654
Total	$15,228	$9,912	$6,505

XYRATEX LTD
NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

19. Segment Information

Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income (loss) from continuing operations before income taxes as reported by the Company for all periods presented also includes total operating expenses, other income and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

Geographic Information

	United States	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2006	$563,183	$126,528	$292,748	$1,174	$983,633
Year Ended November 30, 2005	$373,621	$104,479	$201,509	$—	$679,609
Year Ended November 30, 2004	$254,307	$82,828	$121,879	$—	$459,014
Long-lived assets (all non-current assets, except discontinued operations):
November 30, 2006	$9,110	$73,432	$9,606	$432	$92,580
November 30, 2005	$6,107	$62,055	$8,056	$329	$76,547
November 30, 2004	$3,861	$12,308	$6,215	$22	$22,406

20. Related parties

The Company has a significant number of common shareholders with Havant International Limited (HIL) a company formed in 2000 to acquire certain discontinued operations of a predecessor holding company as part of a demerger of that company. In addition, Ken Wilkie, who retired as chairman of the Company’s board of directors during 2004, is also a member of the board of directors of HIL. The Company is a tenant of HIL in the United Kingdom (Note 17). In connection with these leases the Company also procures certain additional services from HIL such as electricity, telephones, cleaning and leasehold improvements. The amounts paid to HIL totaled for these services $2,471, $1,750 and $1,586 for the years ended November 30, 2006, 2005 and 2004, respectively. The Company also provided certain administrative services to HIL. The Company ceased to provide these services on November 30, 2004. Income related to the provision of such services to HIL of $67 has been included as a reduction of selling, general and administrative expenses for the year ended November 30, 2004.

21. Subsequent events

Subsequent to the year end, the Company has further enhanced the intellectual property base within its Networked Storage Solutions segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado, and the entry into a patent cross license agreement with IBM. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. The amounts paid for these intangible assets was cash totaling approximately $5,000.