Form 20-F
period 2007-11-30
XYRATEX LTD
filed 2008-02-20
CIK 1284823

Use these links to rapidly review the document
TABLE OF CONTENTS
PART III

XYRATEX LTD
ANNUAL REPORT FOR THE YEAR ENDED
NOVEMBER 30, 2007

As filed with the Securities and Exchange Commission on February 20, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended November 30, 2007

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

29,237,057 common shares, par value $0.01 per share

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

Yes    ☐                        No    ☒

INTRODUCTION

        Xyratex Ltd is a limited liability company incorporated under the laws of Bermuda. Xyratex Ltd was incorporated on April 10, 2002 and is registered with the Registrar of Companies in Bermuda under registration number EC 31989. As a Bermuda company we are governed by the Companies Act 1981 of Bermuda. We maintain a registered office in Bermuda at Clarendon House, Church Street, Hamilton, Bermuda. Our principal executive offices are located at Langstone Road, Havant PO9 1SA, United Kingdom and the telephone number for these offices is (011) 44 2392 496000. Our agent for service of process in the United States is Chris Sharman, 2031 Concourse Drive, San Jose, California 95131-1727, USA (telephone: (408) 894 0800).

        We conducted an initial public offering in the United States and listing of our common shares on the Nasdaq National Market on June 29, 2004. Our common shares trade on The NASDAQ Stock Market LLC under the symbol "XRTX" and are listed on the NASDAQ Global Select Market.

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

INDUSTRY DATA

        In this Annual Report, we refer to information regarding the Networked Storage Solutions Market and the Storage Infrastructure Market from the following independent research companies; International Data Corporation, or IDC; TrendFocus; Greentech Media—Prometheus Institute; and, Yole Développement.

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

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

Item 3A: Selected Financial Data

        The selected historical consolidated statement of operations data for the years ended November 30, 2005, 2006, and 2007 and balance sheet data for the years ended November 30, 2006 and 2007 presented below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2003 and 2004 and balance sheet data for the years ended November 30, 2003, 2004 and 2005 presented below have been derived from our audited consolidated financial statements not included in this report.

        Xyratex Ltd became our parent company immediately prior to the closing of our initial public offering on June 29, 2004. Prior to this date our parent company was Xyratex Group Limited. For the periods from December 1, 2002 to June 29, 2004 the selected historical financial data represent the results of operations and financial position of Xyratex Group Limited.

	Year Ended November 30,
	2007	2006	2005	2004	2003
	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Networked Storage Solutions	$693,990	$598,752	$415,379	$318,692	$221,714
Storage Infrastructure	237,643	384,881	264,230	140,322	112,055

Total revenues	931,633	983,633	679,609	459,014	333,769

Gross profit:
Networked Storage Solutions	100,573	82,762	64,831	56,282	39,010
Storage Infrastructure	69,716	115,447	79,463	46,174	34,739
Non-cash equity compensation(1)	(1,238)	(923)	—	(7,827)	(690)

Total gross profit	169,051	197,286	144,294	94,629	73,059

Operating expenses:
Research and development:
Development arrangement(2)	—	—	—	(6,000)	—
Non-cash equity compensation(1)	2,477	1,962	—	23,959	2,428
Other	75,082	69,429	54,327	37,429	29,797

Total research and development	77,559	71,391	54,327	55,388	32,225

Selling, general and administrative:
Non-cash equity compensation(1)	4,342	4,309	828	136,363	54,143
Other	57,635	56,140	38,014	28,005	22,426

Total selling, general and administrative	61,977	60,449	38,842	164,368	76,569

Amortization of intangible assets	7,304	5,123	3,218	1,169	—
In process research and development	—	—	3,230	852	—
Other costs(1)	—	—	—	2,388	11,625

Total operating expenses	146,840	136,963	99,617	224,165	120,419

Operating income (loss)	22,211	60,323	44,677	(129,536)	(47,360)

Other income	890	3,167	—	—	—
Interest income (expense), net(3)	3,283	1,162	1,176	1,052	(209)

Income (loss) from continuing operations before income taxes	26,384	64,652	45,853	(128,484)	(47,569)
Provision (benefit) for income taxes	(1,725)	6,474	3,964	(6,239)	(11,754)

Net income (loss) from continuing operations	28,109	58,178	41,889	(122,245)	(35,815)
Income (loss) from discontinued operations	—	—	280	(12,924)	(20,194)
Gain (loss) from sale of discontinued operations	—	—	—	—	(185)

Net income (loss)	$28,109	$58,178	$42,169	$(135,169)	$(56,194)

Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share—basic(4)	$0.97	$2.03	$1.48	$(6.72)	$(9.60)
Net earnings (loss) per common share, class B ordinary and preferred ordinary share—basic(4)	$0.97	$2.03	$1.49	$(7.43)	$(15.07)
Net earnings (loss) from continuing operations per common share, class B ordinary and preferred ordinary share—diluted(5)	$0.94	$1.97	$1.44	$(6.72)	$(9.60)
Net earnings (loss) per common share, class B ordinary and preferred ordinary share—diluted(5)	$0.94	$1.97	$1.45	$(7.43)	$(15.07)

(1)
In accordance with U.S. GAAP, we recorded a non-cash equity compensation expense of $168.1 million in continuing operations and $12.9 million in discontinued operations in our 2004 fiscal year in connection with our initial public offering. We also recorded a non-cash equity compensation expense of $57.3 million in continuing operations and $19.9 million in discontinued operations in our 2003 fiscal year in connection with a significant private equity investment in Xyratex Group Limited. These expenses resulted from the removal of transferability restrictions on the shares and options as a consequence of the initial public offering or which were sold to the investor. We also recorded expenses of these transactions totaling $2.4 million and $11.6 million in our 2004 and 2003 fiscal years, respectively.

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

(4)
Based on the weighted average (in thousands) of 28,985, 28,663, 28,329, 18,195 and 3,730 Xyratex Ltd common shares and Xyratex Group Limited, class B ordinary and preferred ordinary shares outstanding for the years ended November 30, 2007, 2006, 2005, 2004 and 2003, respectively. The computation of earnings per share does not include outstanding Xyratex Group Limited class A ordinary and preferred ordinary shares and class C ordinary shares, which were subject to transferability restrictions that lapsed on the earlier of an initial public offering or a sale or liquidation of Xyratex Group Limited. Under U.S. GAAP, these shares are not treated as outstanding when computing net earnings per share.

(5)
Based on the weighted average (in thousands) of 29,866, 29,604 and 29,031 Xyratex Ltd common shares outstanding for the years ended November 30, 2007, 2006 and 2005, respectively. The number of shares used in the computation of diluted earnings per share for earlier fiscal years is the same as that used in the computation of basic earnings per share.

	As of November 30,
	2007	2006	2005	2004	2003
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$70,678	$56,921	$41,240	$63,495	$2,008
Working capital	161,922	129,320	74,284	90,847	14,275
Total assets	410,275	375,680	301,290	205,242	111,271
Short-term borrowings and current portion of acquisition note payable	—	4,000	7,000	6,000	4,133
Long-term debt and acquisition note payable, net of current portion	—	3,000	7,000	11,000	15,000

Total debt	—	7,000	14,000	17,000	19,133

Total shareholders' equity	$273,261	$234,494	$161,382	$116,701	$19,001

Number of shares issued and outstanding:
Common shares	29,117	28,793	28,437	28,043	—
Class B preferred ordinary shares	—	—	—	—	11,099
Class A preferred ordinary shares	—	—	—	—	8,845

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

        We derive a substantial portion of our revenues from a relatively small number of customers. Our top customers by revenue are Network Appliance, Seagate Technology and Western Digital. In our 2007 fiscal year, sales to these customers accounted for 56%, 12% and 12% of our revenues, respectively. In our 2006 fiscal year, these customers accounted for 46%, 28% and 8% of our revenues, respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

        In 2005, Dot Hill Systems Corp, a competitor of Xyratex, announced that they had been awarded a program by Network Appliance for the development of a new storage product. In 2007, Xyratex provided nearly all the storage system enclosure requirements of the Network Appliance product lines. Any large penetration by a competitor into this account could adversely affect our growth in revenues and harm our financial condition.

        In 2006, Seagate acquired Maxtor Corp, which was an emerging customer of Xyratex. This represented a significant consolidation in the disk drive marketplace and created a reduction in demand for our products in 2007 which is expected to continue into 2008. Further industry consolidation involving our customers could also result in a reduction in demand for our products. In particular, if one of our major customers is acquired by one of its competitors that is not one of our customers our business with that major customer could reduce or cease altogether. The new parent company may impose a divergent strategy away from our existing technology base, potentially resulting in the loss of business to Xyratex.

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

        We sell our Networked Storage Solutions products primarily to original equipment manufacturers, or OEMs, and our Storage Infrastructure products primarily to disk drive manufacturers. As a result, the quantity of products that we sell is significantly affected by our OEM customers' volume requirements, over which we have little control. We are subject to continued pricing pressures from our customers, particularly our OEM customers. If these volume requirements decrease or pricing pressures increase, our financial condition could be significantly harmed.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income
	(unaudited) (U.S. dollars in thousands)
First Quarter 2006	$190,517	$6,437
Second Quarter 2006	288,882	24,576
Third Quarter 2006	263,138	17,811
Fourth Quarter 2006	241,096	9,354
First Quarter 2007	236,407	10,115
Second Quarter 2007	213,025	2,001
Third Quarter 2007	234,214	4,266
Fourth Quarter 2007	$247,988	$11,727

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

        We derive a significant proportion of our sales from the sale of disk drives as components of our storage systems and the market is highly competitive and subject to intense pricing pressures. Our sales related to disk drives generate lower gross margins than other components of our storage systems. As a result if we sell systems with greater disk content our overall gross margins may be negatively affected.

        Our gross margins have been and may continue to be affected by a variety of other factors, including:

  •
  Changes in product mix and the component content of products.

  •
  Shipment volumes—a proportion of our cost of sales is fixed and therefore increases or decreases in volumes result in increases or decreases in gross margins.

  •
  New product introductions or product enhancements.

  •
  Inventory valuation adjustments as a result of changes in demand forecasts or product defects as we transition our product.

  •
  Additional freight, transportation and other one-time costs to expedite component purchases or move finished product between locations to satisfy short term changes in demand.

  •
  Commoditization of hardware. As hardware becomes more commoditized our overall margins are affected. Without significant differentiation, services and software, our margins will be impacted in the future.

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

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including Dot Hill Systems Corp., Sanmina-SCI trading as Newisys and LSI Corporation. Additionally we are starting to see more competition arise from larger suppliers, such as EMC and Hitachi, as the lines between enterprise storage and middle tier storage begin to blur. EMC and others are expanding down into our middle to low tier Networked Storage Solutions markets, where there is significant growth, and lower tier suppliers may also attempt to expand upwards to achieve better margins for their products;

  •
  Electronic Manufacturing Services (EMS) companies may acquire the necessary skills and intellectual property to enter the Storage Systems marketplace. For example, Sanmina-SCI Corp addresses our market through its subsidiary, Newisys, after it completed the acquisition of certain assets from Adaptec Inc., a competitor to our storage systems business;

  •
  companies providing capital equipment to disk drive manufacturers, including existing suppliers of products, such as SpeedFam Co. Ltd., Teradyne, Inc., and Veeco Instruments, Inc.;

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

        Our competitors may consolidate or form alliances with each other in the future. The successful consolidation of two or more of our competitors could result in the combination of their resources and technological capabilities. This could result in a more formidable competitor with improved access to a wider customer base and improved economies of scale and could result in the loss by us of significant market share. In addition, any future consolidation between any of our competitors and any of our suppliers could result in increased costs for the supply of components from that supplier or the need to find an alternative source for the supply of those components. If we are unable to identify an alternative supplier then our ability to manufacture our products at acceptable prices or to deliver our products on time could be impaired. Moreover, future consolidation between any of our competitors and any of our customers could result in a decrease in the volume of purchases from that customer or the loss of that customer altogether. Industry consolidation within the markets in which we operate could adversely affect our revenues and negatively impact our competitive position.

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

        We operate in an industry characterized by frequent disputes over intellectual property. Third parties have in the past asserted, and in the future may assert, patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and make claims that our products and technologies infringe their intellectual property, which could result in infringement lawsuits being filed against us. Any claims, whether made directly against us or through the arrangements we often enter into with our customers, could result in costly litigation, divert the attention of our technical and management personnel from operating our business, cause product shipment delays, or prevent us from making or selling certain products. In addition, we cannot give assurances that we would prevail in any litigation related to infringement claims against us. Generally, our liability insurance does not cover claims of this type. Moreover, as a result of these sorts of claims, we could be required to enter into royalty or licensing agreements which, if available, may not be available on commercially reasonable terms. We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases.

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

        Our manufacturing process depends on the availability and timely supply of components which meet our specifications and quality demands. Some of the components that we integrate into our own products are highly specialized and may only be available from a single source or a limited number of suppliers. In particular, we depend on Flextronics International Ltd. as our sole source supplier for the provision of electronic circuit boards. Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Moreover, if any of our suppliers were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, our suppliers may go out of business, be impacted by natural disasters or may cease production of components, and it can take a substantial period of time to qualify a new supplier of components. Moreover, we obtain these components through purchase order arrangements and do not have long-term supply agreements in place with our suppliers.

        We often aim to lead the market in new technology deployments and leverage unique technology from single source suppliers who are early adopters in the emerging market. Our options in supplier selection in these cases are limited and the supplier based technology may consequently be single sourced until wider adoption of the technology occurs. In such cases any technical issues in the supplier's technology may cause us to delay shipments of our new technology deployments and therefore harm our financial position.

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

        We have previously experienced a period of strong growth which would lead us to believe that we must be capable of managing strong growth in the future. This has placed, and will continue to place, significant demands on our management, operational, engineering and financial resources. In particular, there is a risk that the need to manufacture increasing volumes of products in order to meet large orders may temporarily affect our ability to control quality in the production process and our ability to deliver products on time. Our ability to effectively manage growth and expansion will also require us to continue to implement and improve our operational, financial and management information systems and research and development processes, to train and manage our employees and to continue to develop, maintain and expand our supplier and customer relationships. Any failure to manage this growth effectively could significantly harm our financial condition.

        We are investing in a new Enterprise Resource Planning infrastructure throughout the company in order to sustain our strategic growth objectives. In 2007 we implemented SAP in certain of our manufacturing locations and plan to complete the implementation of SAP across the company by mid 2008. Moving our entire financial and enterprise control systems onto the new SAP system involves significant risks. This may affect our ability to provide accurate quarterly reporting, maintain adequate control over our business or maintain compliance with section 404 of the Sarbanes-Oxley Act in the future during the transition period. This could result in a loss of confidence in the business externally, adversely affecting some customer orders, shareholder and supplier confidence, and could significantly harm our financial condition.

        Our future growth depends in part on our successfully identifying and executing acquisitions, joint ventures and strategic relationships.

        Our growth strategy may involve acquisitions, strategic alliances or joint ventures. For example, in May 2005, we acquired the business of Oliver Design, Inc, a company located in Scotts Valley, California, which develops and sells precision cleaning process technology for use in the magnetic disk drive media production process. In September 2005, we completed the acquisition of nStor Technologies, Inc., a U.S. based developer and provider of data storage subsystems, primarily to OEMs. These transactions involve certain risks resulting from the difficulties of integrating employees, operations, technologies and products. We may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired or restructured businesses. In order to successfully integrate acquired operations into our business we may be required to expend significant funds, incur debt or assume liabilities, any of which could negatively affect our operations. In addition, the successful integration of acquired operations may also require substantial attention from our senior management, which may limit the amount of time available to be devoted to the day-to-day operations of our business or the execution of our business strategy. There can be no assurances that any of the businesses we acquire can be successfully integrated or that they will perform well once integrated. Additionally, we may be required to record expenses for write-downs of goodwill or other intangible assets associated with our acquisitions.

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

        We recorded operating losses of $129.5 million and $47.4 million in our 2004 and 2003 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions and therefore we will need to generate significant revenues in order to maintain profitability. We cannot assure you that we can sustain or increase operating income on a quarterly or annual basis in the future. In January 2008 we commenced a program to repurchase our common shares to a value of up to $30 million over approximately six months. We currently intend to retain any remaining available earnings which have been or may be generated by our operations to develop and grow our business and we do not currently anticipate paying any dividends on our common shares.

        We are dependent upon hiring and retaining highly qualified management and technical personnel.

        We operate in the storage and networking technology markets. Our key management and technical staff are located in the United Kingdom, the United States, and in Malaysia. Particularly in the United Kingdom and California there is strong competition for the highly qualified management and technical personnel with experience in our markets that we need to run our business and to develop new technologies and products. In California, in particular, the rate of turnover of key personnel in our markets is high. Our future success depends in part on our continued ability to hire and retain well-qualified technical personnel. We also rely heavily on our senior management and their ability to maintain relationships with our key customers. Many of our senior managers would be difficult to replace. In addition, we do not maintain key-person life insurance on any member of our senior management, with the exception of our Chief Executive Officer. The loss of any of our key management or technical personnel could significantly harm our financial condition.

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

        The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive, or RoHS Directive, which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead, which is currently used in some of the products we manufacture. Similar legislation has been introduced by China, with further similar such legislation anticipated in the future by other countries. We have modified our manufacturing processes to eliminate these hazardous materials from our products and based on information available to us we have complied with the RoHS directive since the new restrictions came into force on July 1, 2006. Moreover, we have complied with the currently defined China RoHS requirements. By working closely with our suppliers to redesign or reformulate their components containing the hazardous substances we have reduced or eliminated these materials from our products. However, if we do not continue to comply with these directives in the future, we may suffer a loss of revenue, be unable to sell in certain markets or countries and suffer competitive disadvantage.

        The European Parliament has enacted the Waste Electrical and Electronic Equipment Directive, or WEEE Directive, which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. To meet certain legal requirements under the WEEE Directive, Xyratex has become a member of a business to business recycling scheme. Similar laws and regulations have been or may be enacted in other regions including the United States, China and Japan. These new restrictions may expand the list of banned hazardous substances or reduce the level of acceptable concentrations of other materials in our products. Although we do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing or future laws will not have a material adverse effect on our business.

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

        We have recently completed our evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2007, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management's time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

        In our 2008 fiscal year we are planning to complete the replacement of our Enterprise Resource Planning system which will have a significant impact on our financial reporting process. The resulting changes in long-established processes may increase the risk of new deficiencies in controls over financial reporting arising. We can give no assurances that any such deficiencies identified may not be significant deficiencies or material weaknesses that may have an adverse effect on our business' financial condition.

        Changes in securities laws and regulations have increased and may continue to increase our costs.

        Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission, have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. In particular, we are incurring additional administrative expense to comply with Section 404 of the Sarbanes-Oxley Act, which requires management and our Independent Registered Public Accounting Firm to report on our internal control over financial reporting.

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

        Fluctuations in the price and volume of shares of technology companies or of listed companies generally could result in the volatility of our share price.

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

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 49% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

ITEM 4: INFORMATION ON THE COMPANY

Item 4A: History and Development

        See INTRODUCTION

Item 4B: Business Overview

Business Overview

        We are a leading provider of modular enterprise-class data storage solutions and storage process technology. We design, develop and manufacture enabling technology that provides our customers with data storage products to support high-performance storage and data communication networks. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI).

        Our NSS products provide modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our hard disk drive based storage subsystems support a range of high-speed communication technologies to demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs to be created from a standard set of interlocking technology modules. Using data published by International Data Corporation, or IDC, an independent research company, on the number of terabytes shipped in 2006 and 2007, we estimate that we are responsible for between 13 and 15% of the world wide external storage systems terabyte shipments through our original equipment manufacturers (OEM) customer base. This amounted to 662 petabytes in 2007, an increase from 399 petabytes in 2006. A terabyte and a petabyte are units of measurement equal to one thousand gigabytes and one million gigabytes of information, respectively.

        Our SI products include disk drive production test systems, process automation for disk drive and solar panel manufacturing, servo track writers and disk cleaning systems. We believe that approximately 75% of all 3.5-inch disk drives shipped and approximately 35% of all 2.5-inch disk drives shipped worldwide are processed utilizing either our servo track writer or final test and qualification systems.

We also estimate that our SI revenues on average account for approximately 15% of the capital spend within the annual capital budget of the disk drive industry.

        We have over 20 years of experience in research and development relating to disk drives, storage systems, high-speed communication protocols and manufacturing process technology. This experience has enabled us to establish long-term, strategic relationships with customers and related technology suppliers. We believe that we have been first to market with several data storage system and test equipment products that complement our customers' core competencies and objectives. For example, we were first to market with an automated test process solution for the disk drive manufacturing industry and first-to-market with the introduction of a switch to replace the traditional Fibre Channel (FC) loop architecture in a storage subsystem. In 2006, following the successful integration of nStor technology we began shipments in volume of captive Redundant Array of Independent Devices (RAID) technology and were first to volume shipment of mixed Serial Attached SCSI (SAS)/Serial Advanced Technology Architecture (SATA) storage systems. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect. Our storage subsystem and process equipment products enable our customers to improve asset utilization, reduce capital costs and better focus on their value-added objectives.

        Our patent portfolio continues to reflect our innovation with around 403 filings worldwide and we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets.

        We have research and development, manufacturing and sales operations in the United States, Asia and Europe. Our research and development activities are located in the United Kingdom, United States, Malaysia, Singapore and India enabling us to optimize skill mix and costs. We have manufacturing locations in the United Kingdom, United States and Malaysia and support our customers through a number of other locations in Asia. We continually look for efficiencies and improvements in supply lines that can benefit our customers. For example we have recently established NSS product manufacturing in Malaysia as our customers' demand in the Asia region increases. We also review our technology suppliers and sources to optimize operational and development costs.

        We sell our NSS products primarily to OEMs, and our SI products primarily to disk drive manufacturers or their component suppliers. We form long-term strategic relationships with our customers, which include Network Appliance, Seagate Technology and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

        We believe that we derive advantages from the technology and skill synergies and requirements across our NSS and SI business segments. Both segments require the integration of many types of high-speed disk drive technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

        Worldwide storage demand continues to increase significantly, driven by the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications, e-mail communications, the Internet and multimedia applications, which have collectively fueled an increase in demand for data storage capacity. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to IDC Worldwide Disk Storage Systems Forecast Dec 2007, shipments of storage in terms of terabytes are expected to increase at a compound annual growth rate (CAGR) of 57% until 2011, reaching 33.0 million terabytes in 2011.

        The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating hard disk drives ("HDDs"), requiring an increase in both unit volumes and average storage capacities of HDDs. Much continues to be written about the competition hard disk drives face from flash memory. However, we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, potentially combined with flash memory in the overall solution. Unit volume shipments of HDDs reached 500 million in 2007 and are expected to continue to grow annually to around 750 million in 2011 (TrendFocus Q4 2007 Storage Quarterly Update, published in February 2008, and TrendFocus Storage Revised Long-Term Forecast Update, published in August 2007).

        In addition to the growth in volume of data, the market for data storage products and services is also affected by the variety in the source and purposes of data both in the enterprise and consumer market. Businesses face the challenge of managing the accessibility, prioritization and protection of data in a cost-efficient manner. The realization that not all data is of equal value is driving a proliferation of disk drive storage and networking technologies developed to address different data management requirements. Businesses are also now increasingly focusing on the issues surrounding increasing power consumption and thermal management to maintain compliance with emerging environmental legislation and reduce energy costs.

        This increased storage requirement and proliferation of storage technologies lead us to believe that there is a growing opportunity for outsourced product and service offerings within the data storage and IT marketplace. According to IDC, in a report issued in May of 2007, worldwide IT storage revenues will continue to experience significant revenue growth. They projected revenues from all storage hardware, software and services, within the information technology or IT sector, to grow from $71 billion in 2006 to $87 billion in 2009.

Networked Storage Solutions Market and Products

Market

        There are a number of dynamics that affect the market for the NSS division's storage subsystem products and services, some of which are as follows:

  •
  OEM outsourcing of storage products typically taking place at the time of technology transitions.

  •
  Continued growth of networked storage (both Networked Attached Storage or NAS and Storage Area Networks or SAN) rather than direct attached storage.

  •
  High Capacity/Low Cost Disk Storage.

  •
  Compliance and regulatory storage needs.

  •
  Power efficiency to support global environmental initiatives and pressures.

  •
  High performance storage solutions addressing markets such as video and rich media markets.

        OEM outsourcing of storage products typically taking place at the time of technology transitions: Technology transitions provide opportunities to introduce new products such as the transition of Fibre Channel (FC) based storage systems to SAS which is well established in internal disk drive interfaces of servers. Another transition is from internal server disk storage to lower price band RAID subsystems. Our strategy is to provide these new capabilities to our OEM customers on a timely basis such that they can either add their own value through other advanced functionality or to package solutions to the various market segments. We expect this transition to continue into the higher price band products, providing additional opportunity for Enterprise class subsystems and solutions.

        Continued growth of networked storage (both NAS and SAN) rather than direct attached storage: Over the last few years we have seen the gradual transition from direct attached storage (typically using Parallel SCSI as its interface) to networked storage, typically employing either FC or Gigabit Ethernet, we address these markets either directly or through our OEM customers who provide both SAN and

NAS storage solutions with a wide range of products. Other trends such as various forms of storage virtualization which again utilize the same base building components of disk storage subsystems with or without RAID capability are also addressed. The trend toward this type of enterprise consolidation through virtualization is expected to continue and allows lower level storage systems to be utilized more readily.

        High Capacity/Low Cost Disk Storage: Data retention, management of fixed content and disk-to-disk backup (and disk-to-disk-to-tape) are leading the way for the growth in capacity-oriented disk drives. From a terabyte perspective these high capacity-low cost systems are projected to grow at almost three times as fast as the performance oriented (SAS/FC). This was evidenced by IDC's mid 2007 update report which stated that the revenue for storage systems containing capacity optimized disk drive technology will grow from $3.2 billion in 2006 to $11.6 billion in 2010, representing a CAGR of 35%. The same report also stated that the petabyte shipment growth for this same segment is at 90% compound growth over this period. This huge growth is driven by emerging storage intensive markets such as rich media archives, healthcare and vaulting and is addressed through ultra-high disk density storage solutions such as our 48 drive enclosure with RAID 6 protection and power efficient operation.

        Compliance and Regulatory storage needs: Regulatory compliance, such as the Sarbanes-Oxley Act of 2002, is a growing concern for most industries on a global basis, and is driving a significant volume of data which must be stored over an extended period of time.

        Power efficient global initiatives and environmental pressures: Another key driver that has grown spectacularly in importance over the past two years is the provision of power efficient or 'Green' solutions. Xyratex has and continues to invest in improvements in both the basic hardware capabilities and the efficient use of data storage resources to minimize power consumption (reduced cost of ownership) and also designs product to minimize ecological impact throughout a product's lifecycle. We believe that data protection, distributed environments, and disk-based backup will drive networked storage growth and that "green credentials" will be an increasingly important decision point for many customers in the future.

        High performance storage solutions addressing markets such as video and rich media markets: We believe the creation and distribution of entertainment content is the largest driver in the growth of digital storage. Acquisition, editing, archiving and distribution of digital content together with increasing distribution over the internet and digital cinema technology deployment all require large amounts of storage. Higher definition digital camera technology continues to replace film in movie production and high definition television channels increase both the performance and capacity demanded of storage systems.

        Storage products can typically be differentiated by capacity, performance, price and feature set to address three market segments;

  •
  Entry-level storage products are designed for relatively low capacity, simple, stand-alone data storage needs for which price and simplicity are the main purchasing considerations—often these are the requirements of small and medium sized businesses (SMBs),

  •
  Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server or a network of servers tailored to the needs of the local users,

  •
  High-end or enterprise storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity storage systems that feature high performance, automation, extreme reliability, continuous availability, operating systems interoperability and global service and support.

Our products are generally aimed at the mid-range and entry level markets.

Products and Services

        We design, develop and manufacture modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our storage subsystems comprise modules such as our storage controllers and disk drive enclosures and support a range of high-speed communication technologies and cost and performance specifications.

        Our technology and design capabilities are matched by our manufacturing and configuration services to deliver a customer package unique to the industry. Our focus areas include:

        Strategic Alliances and Partnerships, providing industry technology leadership through organizations such as the Storage Bridge Bay working group (SBB), the Storage Network Industry Association (SNIA), the Green Grid and the International Disk Drive Equipment and Materials Association (IDEMA). We operate close partnerships with key suppliers both of technology and manufacturing services. To aid expansion of our available markets we embrace international industry standards, including the American National Standards Institute (ANSI), and industry collaborative standards, driving specifications such as SBB working alongside other leaders of the storage industry including EMC, Dell, IBM, Network Appliance and LSI.

        Our customer partnerships often include the manufacturing and supply of customer developed product elements as well as customization of more generic platforms, providing a much more cohesive bond between ourselves and the customer than that experienced with standard product sales.

        Excellent hardware design providing highly modular power and packaging enabling us to deliver a range of products either as generic design or OEM specific derivatives. Our products provide the high speed digital interfaces to multiple disk drives using FC, SAS and SATA technologies. These interfaces are provided with redundancy and enhanced diagnostic capabilities ensuring system availability even during maintenance. Disk drives must be provided with an essentially benign physical environment with effective cooling and mechanical structure to ensure reliability is not compromised, improvements in the design and materials ensure maximum efficiency and device management techniques as well as end of life recyclability provide the most ecologically friendly and power efficient product. These products we provide to OEMs are typically referred to as JBOD (Just a Bunch of Disks) subsystems. We also provide SBOD (Switched Bunch of Disks) and EBOD (Expandable Bunch of Disks) subsystems. The SBOD subsystems combine the performance and scalability of Fibre Channel connectivity with the increased resiliency of a switch architecture. The EBOD subsystems combine the performance and scalability of SAS Connectivity with the increased flexibility to support high performance enterprise SAS drives and high capacity low cost SATA drives in the same system.

        We provide RAID technology to further protect users from failure of disk drives, ensuring they have 24x7 access to data. Our RAID technology provides cost effective solutions with high performance and a range of features including RAID 6 (the ability to deliver data even with two concurrent disk drive faults), and Snapshots (instantaneous point in time copies of data). Current products include a 12 drive system (5412) and the 5404 which provides the industry's highest drive density RAID solution incorporating 48 terabytes of storage capacity in a 4 unit high package with high availability (redundant) controllers. These products are more complete SAN 'solutions' particularly suited to sale through channels other than to OEMs.

        Our OneStor range of products announced in November 2007 complies with the latest industry standard SBB Version 2 specification and incorporates dynamic cooling, high efficiency power and modularity allowing ourselves and our OEM customers to create a wide range of storage solutions with maximum re-use of design and components. This product range, our fourth generation of OEM subsystem is the most modular and flexible product to date. It provides failsafe/redundant power, interconnects, cooling and serviceability. Current products include 12, 14, 16 and 24 disk drive packages.

        Our application storage systems integrate ATX and SBB motherboard and server blade technology modules inside a storage enclosure integrated with the necessary driver and specialist utility software modules to adapt to many different storage application requirements. Various network connections can be further integrated into the competitively designed storage enclosures making them excellent platforms to address the entry level requirements of the healthcare, video, IP storage and SAN markets.

        Our storage subsystems are internally managed by a range of software modules and features. These software modules can monitor the internal performance of the subsystem, create high-availability internal environments, communicate independently with remote service, support organizations and integrate seamlessly with our customers' controlling software and management technology through industry standard interfaces. Increasingly we can provide this software both integrated within the product or independently to tightly integrate with OEM customers' own hardware and software.

        A cornerstone of our manufacturing process is our certification test (CERT) process, which has been internally developed and is continually evolved as we integrate the latest available HDDs. The process is undertaken on all our storage system products and provides a simulation of how the storage system and its HDDs will perform over an extended period of time. This process and actions taken following the analysis of the test results, has been shown to dramatically improve early life failure rates and potential field returns.

        As an OEM supplier we extend our overall offering beyond the specific product and view the provision of an industry leading manufacturing, supply and delivery process as an essential element of our overall competitive strength.

        Our manufacturing operations based in the United States, United Kingdom and Malaysia are tightly integrated with key suppliers primarily in lower cost regions, delivering both volume and product mix flexibility and efficiency. The modular manufacturing lines can be easily moved to the most efficient worldwide location and provide a quality and reliability of finished goods which we believe to be unsurpassed in the industry.

        Flexibility in supply has enabled us to support our customers' growth. For some customers we provide both standard products and highly customized products integrating hardware components developed by our customers. We can provide products as component elements or as complete packaged solutions directly shipping to freight consolidators.

Storage Infrastructure Market and Products

Market

        We provide capital process equipment, primarily to HDD manufacturers, and the market for our products is driven by the overall demand for electronic storage using HDDs, facilitated by increases in both HDD unit shipments and the average capacity of HDDs. In addition we have recently initiated shipments of process automation equipment within the Solar Photovoltaic ("PV") industry.

        Disk drive unit sales in 2007 grew at a rate of 15.3%, to 502 million, and were forecasted to be 747 million in 2011, corresponding to a 10.4% CAGR (TrendFocus Q4 2007 Storage Quarterly Update published in February 2008, and TrendFocus Storage Revised Long-Term Forecast Update, published in August 2007). These increases are being seen across the various markets for HDDs:

        HDDs for Mobile Computing: The mobile computing market, primarily using the 2.5" disk, is expected to grow faster than that for desktop computers as price and performance continue to improve. According to the above mentioned TrendFocus Q4 2007 Storage Quarterly Update in 2007 disk drives for mobile compute applications grew 42%.

        HDDs for Consumer Electronics: HDDs for the consumer market are being focused on areas that require significant storage capabilities such as Digital Video Recorders (DVRs) and gaming consoles, where storage requirements will increase further with the wider adoption of high definition content. Disk drives for consumer electronics applications were forecasted to grow an average 23% per year between 2007 and 2011 (TrendFocus Q4 2007 Storage Quarterly Update, published in February 2008, and TrendFocus Storage Revised Long-Term Forecast Update, published in August 2007).

        HDDs for Desktop Computing: We believe that the growth in HDDs for desktop computing has slowed, due in part to the shift to notebook computers. According to the same TrendFocus reports, disk drives for desktop applications were currently forecasted to grow an average 1% per year between 2007 and 2011.

        HDDs for Enterprise Storage: The need to address the expansion in the data storage management requirements, as experienced in our NSS business, has increased the demand for new hardware storage solutions for both mission critical and business critical enterprise storage. In addition to the growth in mission critical enterprise storage there has been a significant growth in the use of high capacity, enterprise class SATA products in business critical storage systems used by enterprises to store and access capacity-intensive non-critical data. According to the same TrendFocus reports, disk drives for enterprise applications were forecasted to grow an average 1% per year between 2007 and 2011. This value does not include the additional unit growth due to high-capacity SATA drives predominantly used in near-line storage applications for enterprise customers.

        The emergence in 2005 of Perpendicular Magnetic Recording (PMR) techniques within HDDs has enabled the trend in increasing areal density, which is the measure of storage capacity per square inch on the recording surface of a disk, to continue. PMR allows the magnetic circuit to flow perpendicularly through the layers of the disk rather than horizontally through the upper surface layers. This allows more magnetic material to be deployed per unit area, whilst simultaneously reducing the footprint of each individual bit on the disk's surface dramatically increasing the number of bits per square inch. According to the TrendFocus HDD Recording Head quarterly reports, the transition to perpendicular recording is happening faster than expected, and in Q4 2007 PMR already represented 85% of total hard disk drive heads used, replacing Giant Magneto-Resistive (GMR) as the more used disk drive head technology. The PMR technology allows for a higher areal density and the TrendFocus 2007 Rigid Media & Substrate Annual Study (published in March 2007) forecasted that 3.5-inch disks are expected to see the maximum gigabytes per disk grow from 187 in 2006 to 750 in 2011. We believe that this increase in bits per inch also increases the sensitivity of the magnetic media process to contamination as smaller defects are capable of affecting the magnetic performance of the disk and that this should result in increased investment cycles in precision cleaning equipment and automated optical inspection techniques.

        The unit demand for large capacity drives (defined here as those containing 500 or more gigabytes) is expected to increase from 13.9 million in 2007 to 350 million in 2011 (TrendFocus Q4 2007 Storage Quarterly Update, published in February 2008, and TrendFocus Storage Revised Long-Term Forecast Update, published in August 2007). From a 7% unit share in 2007, this volume is expected to reach a 47% share in 2011. We believe that increased demand for large capacity disk drives contributes positively to our business, as higher capacity drives require longer process test times on Xyratex process equipment and often have to use multiple disks per drive to achieve the higher storage capacity.

        According to the TrendFocus 2007 Rigid Media & Substrate Update (Published in February 2008), in 2007 finished media shipments grew 12%, to 879 million, while substrate sales jumped 27%, to 1,073 million. The expected 2007-2011 CAGRs are 6.4% for media and 4.8% for substrates (TrendFocus Rigid Media & Substrate Revised Long-Term Forecast Update, published in August 2007, and TrendFocus 2007 Rigid Media & Substrate Update published in February 2008).

        Regarding the solar PV market, reports and articles published in August 2007 by the independent market research firm Greentech Media—Prometheus Institute, show that the solar PV module market was expected to grow from $7.9 billion in 2006 to over $21.5 billion in 2010 (29% CAGR).

        According to the report Photovoltaic Techno Equipment Applications and Markets, published in August 2007 by the independent research firm Yole Développement, the market for solar PV cell equipment was forecasted to be €1.1 billion ($1.5 billion) in 2007, growing to €4.2 billion ($5.8 billion) by 2011 (41% CAGR). This estimate was limited to cells (i.e. excluded was any equipment used for making polysilicon, silicon ingots, and wafers, or for assembling modules) and also didn't include the following cell equipment: plasma etching equipment, dry cleaning equipment, mechanical (sawing, cutting, grinding) tools, and any equipment used in the newest technologies (CdTe, CIGS, dye-sensitized, etc.).

Products and services

        We are the leading global independent provider of disk drive production test, media automation, servo-track writing equipment and disk cleaning systems. We also provide automation and test solutions for the solar PV market, and we are in the process of reviewing potential options to expand our range of products for this market.

        Our SI products enable our customers to test and produce highly reliable disk drives with greater efficiency and at a lower cost. Over the past few years, we have provided production equipment to leading disk drive manufacturers and their component suppliers, including Western Digital, Seagate Technology, and Hitachi. Our SI products are capable of covering all disk drive form factors, including 3.5, 2.5, 1.8, 1.0, and 0.85 inch disk drives.

        Our SI products include the following:

        Disk Drive Production Test Systems.    We design and manufacture fully automated process test systems which incorporate mechanical and electronic hardware and firmware that control the operating environment of disk drives during final qualification testing. This test process isolates any magnetic defects from each drive during an extensive period of testing that can exceed 100 hours for current generation high capacity disk drives. Our test systems can be configured to meet the specific requirements of individual customers and can be integrated with our customers' technology, and are capable of testing a full range of disk drive protocols and form factors currently available on the market (protocols include high-speed FC, low-cost SATA, ATA and enterprise-class SCSI protocol disk drives).

        Servo Track Writers.    We design and manufacture both complete servo track writers and their key subassemblies, using a modular approach. Servo track writers are required in the production of all disk drives to write digitally generated magnetic reference patterns on the surface of the disks at a very high speed. These reference patterns are used to precisely define the position of data on the disk. Our products enable the two most significant methods of servo track writing: media writing and self servo writing. Media writing is a process in which a stack of disks is written with servo patterns and then individually assembled into a number of disk drives. In self servo writing, the pattern is written on the disk within the drive, without using special external hardware.

        Disk Cleaning Systems.    Our range of precision disk cleaning systems represents the latest in cleaning technology and performance for the disk drive industry. The precision cleaning system architecture allows for the customization to a range of magnetic media process requirements by the integration of a range of advanced technology modules. These include ultrasonics and megasonics, cassette-less handling, cascade scrubber, and Hot IPA Vapor Assist Dryer modules.

        Media and Solar PV Automation Solutions.    Our automation solutions cover all major aspects of magnetic disk media and solar PV processing requirements, including disk/wafer/cell/module handling and tracking, cassette transport with intelligent routing, disk/wafer/cell stacking and process management software. Disk and solar PV automation solutions require precision technology and sophisticated techniques to provide the efficiencies that only an integrated approach to process and system design can deliver. This is why we work closely with customers to ensure that our solutions are designed to integrate tightly with specific production environments, yet remain modular and flexible enough to grow as needs change. In 2007 we were successful in evolving our media automation solutions into solutions which could be used in the production process of solar PV products. We are currently working closely with and shipping to one customer in this industry with a view to becoming an established provider within this industry.

        We are investigating additional products and services to address further opportunities in the hard disk drive and solar PV markets. Furthermore, we are actively seeking other markets where our technology, experience, and skills can be applied to provide distinctive advantages to these new customers.

        Our product options provide solutions supporting a range of disk, disk drive, wafer, cell, and module physical shapes; high-speed disk drive interface connections; and high-density disk drive production process requirements. These options can be integrated with fully automated control and handling systems.

        These products provide disk drive and solar PV manufacturers cost efficiencies, time-to-market advantages and enable them to prioritize their internal resources in order to achieve their strategic objectives.

Growth strategy

        Xyratex's strategy for growth and improved profitability focuses on the following key activities:

        Expanding Our Relationships with Our Key Customers and Attracting New Customers: We have established key long-term relationships with several leading OEMs and disk drive manufacturers. We believe that our strategic relationships have enabled our customers to achieve time-to-market advantages and capital efficiencies, and to redirect their internal resources more efficiently into their core strategic value-added investment areas. Additionally, our leadership in both the storage subsystem and disk drive infrastructure markets provides us with insight into market trends and technologies that enables us to strengthen our strategic relationships and to expand our business. We will continue to focus our attention on our largest customers to seek new opportunities while continuing to provide them with advanced products. While we maintain our focus on our established customers, we selectively pursue relationships with new and emerging technology market leaders. We believe that the reputation we have developed through servicing our established customers enables us to attract and retain new customers.

        Capitalizing On and Expanding Our Technical Expertise and Continuing to Introduce Innovative Products: We have a consistent track record of introducing innovative products, including JBOD, SBOD, EBOD and RAID storage subsystems, disk drive servo track writers and disk drive production testers, high throughput automation systems, and precision cleaning. We will continue to leverage our technical expertise through ongoing investment in research and development, seeking both to enhance our current product offerings and develop new technologies and products. We expect to both develop products and technologies on our own and to form strategic relationships with our customers to meet their specific requirements. We believe that joint development projects will continue to enhance our ability to focus our research and development investment in areas of strategic importance. From time to time we may also acquire companies which possess technologies that we believe are important to our strategic development.

        Leveraging Our Resources and Intellectual Capital Across Our Businesses: We seek to apply our intellectual capital and resources in several sectors within the data storage, solar PV, and networking markets. This allows us to effectively allocate our resources by directing them to the most promising projects. We also seek to identify and capitalize on emerging technology and trends.

        Expanding Into Complementary Markets in Data Storage and Process Equipment Markets: In addition to growing within our existing market, we constantly seek to exploit our technology to expand into complementary high-growth areas within the data storage and process equipment markets. For example, we have grown our leadership position in the disk drive process and test equipment market through a targeted joint development process within our customer base, and have applied our high precision disk handling and automation technology into the solar PV market.

        Focusing on Operational Efficiency: We will look to continue improving our operational efficiency through better supply chain management, including additional outsourcing, and the development of modular components within both our NSS and SI products.

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

        We have over 150 customers, of which the top three customers are Network Appliance, Seagate Technology and Western Digital. In our 2007 fiscal year sales to these customers accounted for 56%, 12% and 12% of our revenues, respectively, in total 80% of our revenues. During our fiscal year ended 2006, our top three customers accounted for 82% of our revenues. The loss of any of our top three customers could significantly harm our financial condition. We believe that since our separation from IBM in 1994, we have not lost a key customer to a competitor. In 2007 we established over 11 new customer accounts expected to contribute more than $0.5 million in annual revenues each.

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

ISO 9001 Registrations

        As part of IBM UK Limited, the Havant site first achieved certification to BS 5750 Part 1 (the forerunner of ISO 9001) in 1984. The Sacramento and Seremban locations achieved certification in 1999 and 2000 respectively and since then all three locations have progressed to and maintain certification to the latest ISO 9001:2000 standard.

Environmental Commitments and Worldwide Legislation

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

        Xyratex will prohibit the use of all substances identified within the RoHS Directive and the Chinese "Administration on the Control of Pollution Caused by Electronic Information Products" law (China RoHS). It is Xyratex's objective, where possible, to ensure all of its products sold within the European Union and China comply with these directives and laws. Xyratex is committed to designing for the environment to ensure all products are capable of being recycled within the requirements of national and international legislation.

        In 2007 Xyratex successfully met the requirements for ISO 14001 at its Seremban and Sacramento manufacturing locations. Since 2005 we have successfully met the compliance requirements for ISO 14001 at our UK research and production facility in Havant.

Research and Development

        We have over 20 years of research and development experience in disk drive development, storage systems and high-speed communication protocols. We believe that we have been first-to-market with several of our data storage subsystem and test and process equipment products that complement our customers' core competencies and objectives.

        Our research and development activities are essential to ensure our products remain competitive in both economic and technology terms as the data storage industry continues to evolve at a rapid pace.

        Our core technical expertise covers a number of disciplines:

  •
  mechanical engineering; critical to ensure optimal performance of disk drives both during manufacturing processes and in data storage subsystems;

  •
  high speed electronics and interfaces; including current and developing network and storage related data transfer protocols such as iSCSI, FCAL, Ethernet and SAS, electronic and electro-mechanical control systems; and,

  •
  both firmware (embedded software) and system control and data storage management software.

        Since our integration of our nStor acquisition in 2005 we have and will continue to develop our RAID technology providing it with improved performance, features and functions.

        Our products provide technology platforms for other equipment manufacturers to run their applications where storage and processing capabilities must be current and effective.

        We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2007, we have engaged in 21 research and development projects related to our NSS business and 24 projects related to our SI business. Approximately 7 of these projects are focused on developing new technologies or applications and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        Over the past three fiscal years, we have increased our research and development expenditures each year and have spent an aggregate of $203.3 million during this period. We have consistently maintained over 26 percent of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

        We believe that our future success will depend in part on our ability to continue to deliver advanced products and technologies to all of the markets we serve. We maintain close long-term relationships with industry-leading companies, including both customers and suppliers, in order to develop tailored products to meet specific customer requirements. We enter into joint research and development projects with our customers and also with industry and academia through consortia (including projects partially funded by the European Union and U.K. government). Our close relationships with both customers and suppliers give us an insight into industry trends and the future needs of the industry which enables us to focus and prioritize our investment in future research and development.

        We carry out our research and development activities in Havant, United Kingdom; Chicago, Ithaca, Heathrow, San Jose and Scotts Valley, United States; Singapore; Seremban, Malaysia and through an outsourced provider in Hyderabad, India.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2007, we had 112 U.S. patents granted, 73 U.S. patents pending, 72 non-U.S. patents granted and 146 non-U.S. patents pending.

        In order to enhance our intellectual property we also seek to acquire or obtain cross-licenses with industry partners. In December 2006 we entered into a cross-license with IBM. This enabled our NSS business to leverage valuable IBM intellectual property into the roadmaps of our OEM technology business. A recent analysis we have made of the intellectual property landscape for this business showed that the IBM patent portfolio had the dominant share of patents by volume and relevance. Historically we have had to design around this portfolio as we move forward with our technology roadmap. We will now be able to freely use any of IBM's patents or filings and incorporate them into our roadmap. The cross license with IBM should therefore make the initial product architecture phase more efficient as we develop new technology for customers.

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

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento, San Jose and Scotts Valley in California, United States; Seremban, Malaysia; and Havant, United Kingdom. These facilities share common material planning and management systems and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers. Over the next year we are planning to complete the transition to SAP, a replacement Enterprise Resource Planning system, across the whole company.

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

Supply Arrangements

        We order parts from our suppliers through purchase orders, on an as needed basis. Each purchase order we issue specifies the component required and any related design specifications and the price for the component based on frequently updated price lists. In addition, with certain suppliers, we have also implemented trading agreements to clarify specific business practices and agreements between ourselves and the supplier. These trading agreements generally do not contractually commit us to order goods or services from these suppliers, nor do they restrict us from obtaining equivalent goods or services from other suppliers. The trading agreements can also:

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

        We have an agreement with Flextronics International Ltd., one of the largest third-party providers of customized integrated electronic manufacturing services, to manufacture electronic cards for use in our products. We purchase all of the electronics cards used in our products from third party vendors, but maintain card design and development expertise in-house. We work closely with Flextronics and others in order to effectively manage our electronic card inventory, to control component costs, and to incorporate design upgrades. Our agreement with Flextronics is a trading agreement which sets forth the basic terms of the supply arrangement but does not contractually commit us to order electronic cards from Flextronics. We order electronic cards from Flextronics through purchase orders, as and when required. Our trading agreement with Flextronics:

  •
  permits assignment of the trading agreement by us or Flextronics with written consent;

  •
  provides that the trading agreement may be terminated in the event that Flextronics becomes bankrupt or enters into receivership;

  •
  prohibits the disclosure of Xyratex confidential information to third parties and requires that Flextronics obtain our prior approval before publicizing or advertising certain products;

  •
  contains product quality warranties that require electronic cards supplied by Flextronics to comply with our specifications;

  •
  requires compliance with health and safety at work laws and regulations including laws and regulations relating to the control of hazardous substances;

  •
  stipulates ownership, use, quality, service and maintenance procedures relating to tooling owned by Xyratex that is used by Flextronics and held at Flextronics' site;

  •
  specifies the carriage and insurance costs to be paid in connection with the delivery of electronic cards and constituent parts; and,

  •
  sets forth procedures for the provision of notice of the obsolescence of electronic cards or constituent parts.

Sales and Marketing

        We market and sell our products primarily to leading OEMs and disk drive manufacturers, and to a small number of other companies. Our sales and marketing activities are actively supported by our senior business development managers and key individuals from our research and development team. Because these employees have an in-depth understanding of our products, we believe that they are well positioned to provide support to sales and marketing activities and serve the needs of our customers. Our sales and marketing model also allows us to develop strategic relationships based on our technical know-how. Although we do not maintain a traditional sales and marketing group, we employ a number of sales representatives who support our sales activities in key markets by identifying potential new customers and managing our ongoing customer relations. We undertake certain targeted advertising, attend industry trade shows and participate in industry associations as part of our sales and marketing activities. As of November 30, 2007 we had 220 employees involved in sales, marketing and customer service activities.

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

	Year Ended November 30,
	2007	2006	2005
United States	59.0%	50.9%	52.0%
Asia	24.2%	38.2%	37.2%
Europe	16.8%	10.9%	10.8%

Competition

        The market for NSS and SI products is competitive, and we expect this competition to increase. To maintain and improve our competitive position, we must continue to develop and introduce, on a timely and cost-effective basis, new product features and applications that keep pace with technological developments and emerging industry standards, and that address the increasingly sophisticated needs of our customers. The principal competitive factors affecting the market for our products are:

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

  •
  offering support for emerging high-speed communication protocols; and,

  •
  increasing localized and responsive customer support on a worldwide basis.

        We believe that we compete favorably with respect to each of these factors and have gained significant market share in many of our targeted markets. We believe that our success has been driven by our technological leadership, our significant investment in research and development, our ability to generate customer loyalty and our track record of anticipating market trends.

        Our NSS division competes with companies active in providing storage subsystems and components to OEMs, including Dot Hill Systems Corp., LSI Corporation and Sanmina-SCI (trading as Newisys). We face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaborations with emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers. Our SI division competes with companies offering equipment and automation to the disk drive and solar PV markets, including SpeedFam Co. Ltd., Teradyne, Inc., and Veeco Instruments, Inc. and numerous automation integrators. We also face competition from internal development efforts of existing and potential customers, in collaboration with EMS partners.

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

        The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc.	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd.	Malaysia

Item 4D: Properties

        Our corporate offices and the center for our European research and development and production operations are located at leased premises in Havant, United Kingdom. Our U.S. research and development operations occupy leased facilities in Heathrow, Florida, Ithaca, New York and Chicago, Illinois. We maintain production operations in Sacramento, San Jose and Scotts Valley, California. In Asia, we own production and research and development operations in Seremban, Malaysia. We also lease office space in Penang, Malaysia, Singapore, China, Thailand, and Tokyo, Japan, all for sales and customer support. The following table lists significant space occupied by us as at November 30, 2007:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
U.K.	Havant	89,000	33,000	122,000
U.S.	Sacramento, California	16,000	97,000	113,000
	San Jose, California	36,000	—	36,000
	Scotts Valley, California	10,000	20,000	30,000
	Other US	38,000	—	38,000
Asia	Seremban, Malaysia	34,000	94,000	128,000
	Penang, Malaysia	9,000	—	9,000
	Other Asia	12,000	—	12,000

Total		244,000	244,000	488,000

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

        Our Networked Storage Solutions products are primarily storage subsystems, which we provide to OEMs and our Storage Infrastructure products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2007 fiscal year, sales to our top three customers, Network Appliance, Seagate Technology and Western Digital, accounted for 56%, 12% and 12% of our revenues, respectively. In our 2006 fiscal year, sales to these customers accounted for 46%, 28% and 8% of our revenues, respectively. We had 47 customers which individually contributed more than $0.5 million to revenues in our 2007 fiscal year and 49 in our 2006 fiscal year. At November 30, 2007 we had over 150 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2007

  •
  Revenues from sales of our Networked Storage Solutions products continued to grow with an increase of approximately 16% in our 2007 fiscal year. This was driven by growth in demand across our customer base, including from our top customer in this segment, Network Appliance. We see the opportunity for continued growth over the next several years based on growth in the underlying market and specific opportunities with existing and potential future OEM customers.

  •
  Revenues from sales of Storage Infrastructure products decreased by approximately 38%, primarily as a result of a decrease in demand from Seagate Technology. The decline followed their purchase of an exceptional level of additional production capacity in 2006 in connection with their acquisition of Maxtor as described in the revenue section below. Whilst the opportunity for growth in the longer term remains, we anticipate that revenues from our Storage Infrastructure products will continue to be impacted by this factor during our 2008 fiscal year.

  •
  Gross margins decreased from 20.1% to 18.1% due primarily to the reduction in higher margin Storage Infrastructure revenues. Networked Storage Solutions gross margins increased from 13.8% to 14.5% as a result of an improved product mix and improved margins on products launched in 2006.

  •
  Our expenditure on research and development increased by 9% as we continued to develop new products for both of our operating segments. For example, in our Storage Infrastructure segment we introduced a number of process automation products for disk media and solar panel manufacturing. In our Networked Storage Solutions segment we developed a new generation of storage arrays for Network Appliance, we launched our new OneStor product line and we demonstrated our new RAID product, the F5404E, which is aimed at applications requiring large-capacity and low-cost disk storage. We expect to continue to increase this expenditure as we see further opportunities for revenue growth.

  •
  We held selling, general and administrative expenses essentially flat, having anticipated the reduction in Storage Infrastructure revenues.

  •
  Net income fell by 52% to $28.1 million primarily as a result of the lower Storage Infrastructure revenues. 2007 net income included an income tax benefit of $1.7 million due to adjustments to prior periods and a change in exchange rates and $2.1 million increased interest income due to higher cash balances.

Acquisitions

        In September 2006, we completed the acquisition of Jastam Trading Co. Limited of Tokyo, a full service broker for equipment suppliers to high technology customers. The consideration for the acquisition of $1.7 million was paid in full in cash on completion and approximately represents the fair value of the tangible net assets acquired. The purchase of Jastam will enable us to better support current and potential future customers in Japan and is not expected to have a significant effect on future earnings in the short term.

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

        In addition, we have recently completed a number of transactions to enhance the intellectual property base within our Networked Storage Solutions segment and generate income from our existing patent portfolio. These included the acquisition of a specific portfolio of patents from IBM in July 2006, a general patent cross license arrangement with IBM in December 2006 and the acquisition of certain assets and intellectual property from Ario Data Networks Inc, also in December 2006. This represents a significant injection of intellectual property and will enable us to build more value add features and functions to the technology acquired as part of the acquisition of nStor Technologies, Inc. We also concluded two intellectual property licenses relating to the Xyratex portfolio of patents and filings. In March 2006 we licensed our network analysis patent portfolio and transferred the related product line to Napatech, a programmable network adapter company based in Denmark and in August 2006 we licensed our cross bar switching patent portfolio to Virtensys, a U.K. technology start up. In total these transactions resulted in us recording purchases of intangible and other assets totaling approximately $9.0 million, of which $5.0 million was recorded during our 2007 fiscal year. We recorded other income of $4.1 million related to our license to Napatech, of which a $0.9 million final payment was recorded during our 2007 fiscal year and the remainder was recorded in our 2006 fiscal year.

Revenues

        We derive revenues primarily from the sale of our Networked Storage Solutions products and our Storage Infrastructure products.

        Our Networked Storage Solutions products consist primarily of storage subsystems that address three market segments through our OEM customers: Network Attached Storage or NAS, Storage Area Networks or SAN, and Capacity Optimized storage. We have continued to see strong growth in each of these market segments over the past two fiscal years, particularly through Network Appliance, our main customer addressing these marketplaces. Our customers typically operate across multiple market segments. Capacity Optimized storage is primarily driven by magnetic tape technology being replaced by storage systems containing low cost disk drive technology in the backup and recovery processes within enterprises. The deployment of low cost disk drives is also taking place within the SAN and NAS market segments as IT departments begin to classify their data as part of an information life cycle or corporate data management strategy. Our customers in each market segment currently use the Fibre Channel protocol to access the storage subsystem which can incorporate either high performance Fibre Channel or lower cost ATA/SATA disk drives.

        Our Storage Infrastructure revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). We commenced the supply of media cleaning technology when we acquired the business of Oliver Design, Inc. in May 2005. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

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

        As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices for Networked Storage Solutions products have reduced in the last two fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

        We believe that both of our business segments present the opportunity for growth over the next several years. We are seeing growth in demand from many of our customers, which we believe relates to factors including increases in the amount of digitally stored information, increased information technology spending, growth in the specific markets that our customers address, the trend towards outsourcing and increased market share of our customers. Growth in our Storage Infrastructure revenues is also specifically affected by the growth in shipped volume and increases in the individual storage capacity of disk drives.

        The acquisition of Maxtor by Seagate Technology in May 2006 represented a significant consolidation among disk drive suppliers and caused significant changes in market share. We believe these market share changes resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition we believe that Seagate is reutilizing certain Maxtor-owned equipment, which was previously planned to be replaced by Xyratex equipment. This surplus capacity and planned reutilization of Maxtor owned equipment has resulted in a significant decline in our revenues during 2007 fiscal year compared to our 2006 fiscal year and whilst the opportunity for growth in the longer term remains, we anticipate that revenues from our Storage Infrastructure products will continue be impacted by these factors during our 2008 fiscal year.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $71 million in our 2007 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. Overall in this period the U.S. dollar has fallen by approximately 9% relative to the U.K. pound. The effect of this volatility and movement is reduced because we have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead. Our 2007 operating expenses increased by approximately $3.0 million from our 2006 fiscal year as a result of this movement and excluding the effect of future movements in the exchange rate, we anticipate this movement will increase our operating expenses by an additional $5.0 million in our 2008 fiscal year.

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

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2007 fiscal year our research and development expenses related to over approximately 45 separate projects and consisted of approximately $45.1 million related to improving existing products, $16.7 million to meet customer specific requirements and $13.3 million related to entering new markets, such as development of the Storage Bridge Bay (SBB) compliant OneStor platform and the application of our media process automation technology to solar cell manufacturing.

        As of November, 2007 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue. Over the longer term we expect this trend to continue. In our 2007 fiscal year, although revenues have declined, we have continued to increase our research and development expenditure. This reflects our continuing commitment to developing products based on advanced technologies and designs to support growth in Networked Storage Solutions revenues and the longer term opportunities for growth of our Storage Infrastructure revenues.

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

Equity Compensation Expense

        With effect from our 2006 fiscal year we have recorded equity compensation expense using the fair value method required by Financial Accounting Standard (FAS) 123R—"Share Based Payment". Equity compensation expense calculated under FAS 123R for our 2007 and 2006 fiscal years was $8.1 million and $7.2 million respectively. In our 2005 fiscal year we applied the intrinsic value method set out in APB 25 and our equity compensation expense for that year was $0.9 million.

Provision for Income Taxes

        We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations benefit from a beneficial tax status which provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we were granted a tax exempt status for substantially all of our operations in Malaysia until 2012, provided that we meet certain requirements. In the United Kingdom and the United States we benefit from research and development tax credits. As of November 30, 2007 we recorded a deferred tax asset of $15.4 million related to loss-carry forwards and other timing differences in the United Kingdom. The majority of this asset is denominated in U.K. pounds and income tax expense will therefore include exchange adjustments to this asset. As a result of loss carry-forwards we have not been required to make any significant U.K. tax payments in recent fiscal years. Of the remaining deferred tax balance of $7.3 million, $5.3 million relates to equity compensation expense as described in the next paragraph and $2.9 million relates to net operating loss carryforwards recorded in connection with our acquisition of nStor.

        Following the introduction of FAS 123R in our 2006 fiscal year, we have recorded equity compensation expense using the fair value method. This has resulted in the recording of a tax benefit of $3.5 million which is included in the deferred tax asset at November 30, 2007. We also recorded a deferred tax asset of $1.8 million related to equity compensation expense calculated under the intrinsic method prior to our 2006 fiscal year. The realization of these elements of our deferred tax asset is dependent on future share price movements over the next four fiscal years. We anticipate recording any variation to the value of this asset as an adjustment to Additional Paid in Capital.

        Tax payments in our 2007 fiscal year amounted to $0.5 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. We do not anticipate a significant change in the level of our tax payments in our 2008 fiscal year. Over the last three fiscal years our tax benefit or expense has primarily consisted of U.S. current taxes and movements in the U.K. deferred tax asset.

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2007	2006	2005
Revenues	100.0%	100.0%	100.0%
Cost of revenues—non-cash equity compensation	0.1	0.1	—
Cost of revenues—other	81.7	79.8	78.8
Gross profit	18.1	20.1	21.2
Operating expenses:
Research and development:
Non-cash equity compensation	0.3	0.2	—
Other	8.1	7.1	8.0
Selling, general and administrative:
Non-cash equity compensation	0.5	0.4	0.1
Other	6.2	5.7	5.6
Amortization of intangible assets	0.8	0.5	0.5
In process research and development	—	—	0.5
Operating income	2.4	6.1	6.6
Net income from continuing operations	3.0%	5.9%	6.2%

Fiscal Year Ended November 30, 2007 Compared to Fiscal Year Ended November 30, 2006

        The following is a tabular presentation of our results of operations for our 2007 fiscal year compared to our 2006 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2007	2006	Amount	%
	(US dollars in thousands)
Revenues:
Networked Storage Solutions	$693,990	$598,752	$95,238	15.9%
Storage Infrastructure	237,643	384,881	(147,238)	(38.3)

Total revenues	931,633	983,633	(52,000)	(5.3)

Cost of revenues—non cash equity compensation	1,238	923	315	—
Cost of revenues—other	761,344	785,424	(24,080)	(3.1)
Gross profit:
Networked Storage Solutions	100,573	82,762	17,811	21.5
Storage Infrastructure	69,716	115,447	(45,731)	(39.6)
Non cash equity compensation	(1,238)	(923)	(315)	—

Total gross profit	169,051	197,286	(28,235)	(14.3)

Operating expenses:
Research and development—non cash equity compensation	2,477	1,962	515	—
Research and development—other	75,082	69,429	5,653	8.1
Selling, general and administrative—non cash equity compensation	4,342	4,309	33	—
Selling, general and administrative—other	57,635	56,140	1,495	2.7
Amortization of intangible assets	7,304	5,123	2,181	—
Operating income	22,211	60,323	(38,112)	(63.2)
Other income	890	3,167	(2,277)	—
Interest income, net	3,283	1,162	2,121	—
Provision (benefit) for income taxes	(1,725)	6,474	(8,199)	—

Net income from continuing operations	$28,109	$58,178	$(30,069)	(51.7)%

  Revenues

        The 5.3% decrease in our revenues in our 2007 fiscal year compared to 2006 fiscal year was attributable to decreased sales of our Storage Infrastructure products being partially offset by an increase in sales of our Networked Storage Solutions products.

        The $147.2 million or 38.3% decrease in revenues from sales of Storage Infrastructure products primarily related to a decrease in demand due to the investment by Seagate Technology in an exceptional level of production capacity in 2006 in connection with its acquisition of Maxtor as described in the overview. Reduced demand from Seagate for a range of our products was partially offset by increased demand from Western Digital for production test racks. As also described in the overview, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules.

        Of the $95.2 million, or 15.9%, increase in revenues from sales of our Networked Storage Solutions products, management estimates that $65.4 million was contributed by an increase of 13% in sales of our storage subsystem products incorporating Fibre Channel disk drives. The remaining increase related primarily to growth of approximately 25% in revenues from products incorporating low-cost disk drives. Both of these increases were driven largely by a continued growth in our sales to Network Appliance and also resulted from increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage.

  Cost of Revenues and Gross Profit

        The decrease in cost of revenues and gross profit in our 2007 fiscal year compared to our 2006 fiscal year was primarily due to lower Storage Infrastructure revenues as described above. As a percentage of revenues, our gross profit was 18.1% for our 2007 fiscal year compared to 20.1% for our 2006 fiscal year. This change was primarily attributable to the increased proportion of revenues from the sales of lower margin Networked Storage Solutions products.

        The gross margin for our Networked Storage Solutions products increased to 14.5% in our 2007 fiscal year from 13.8% in our 2006 fiscal year as a result of a number of changes in product and customer mix, none of which were individually significant. These include the effect of improved margins on a number of newer products which now benefit from lower component costs.

        The gross margin for Storage Infrastructure products decreased to 29.3% in our 2007 fiscal year, from 30.0% in our 2006 fiscal year. This was primarily a result of fixed costs relative to lower volumes.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.2 million for our 2007 fiscal year and $0.9 million for our 2006 fiscal year. See Note 16 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development

        The $6.2 million increase in research and development expense in our 2007 fiscal year compared to our 2006 fiscal year primarily related to increased investment in a number of our Storage Infrastructure product lines, particularly automation products, including that related to solar panel manufacturing. The increase also included approximately $1.2 million resulting from a change in exchange rates and an increase in the number of employees supporting development of Networked Storage Solutions products. These effects were partially offset by a decrease in employee performance bonuses of $1.4 million.

  Selling, General and Administrative

        The $1.5 million increase in our selling, general and administrative expense in our 2007 fiscal year compared to our 2006 fiscal year primarily related to an increase of $2.1 million resulting from a change in exchange rates, partially offset by a decrease in employee performance bonuses of $1.6 million.

  Amortization of Intangible Assets

        The $2.1 million increase in amortization of intangible assets in our 2007 fiscal year relates primarily to the effects of our acquisitions of patents and other specific intellectual property from IBM and Ario Data Networks Inc as described above.

  Other Income

        We recorded income of $0.9 million in our 2007 fiscal year and $3.2 million in our 2006 fiscal year relating to the disposal of a product line to Napatech as described in the overview above.

  Interest Income, Net

        We recorded net interest income of $3.3 million in our 2007 fiscal year compared with $1.2 million in our 2006 fiscal year. This resulted primarily from an increase in average cash balances.

  Benefit (Provision) for Income Taxes

        During our 2007 fiscal year we recorded a benefit for income taxes of $1.7 million compared with a provision for income taxes of $6.5 million in our 2006 fiscal year. This was primarily as a result of a reduction in income before income taxes. Both periods included beneficial adjustments to prior year tax assets and liabilities. These amounted to approximately $4.5 million and $3.0 million in our 2007 and 2006 fiscal years, respectively. The 2007 fiscal year benefit also included additional income tax expense of $1.4 million resulting from the effect of a reduction in U.K. income tax rates on the related deferred tax asset and a benefit of $2.3 million relating to a change in exchange rates.

  Net Income from Continuing Operations

        The decrease in net income for our 2007 fiscal year compared to our 2006 fiscal year resulted primarily from a decrease in Storage Infrastructure revenues.

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

        The $120.7 million increase in revenues from sales of Storage Infrastructure products included increases in revenues from each of our product groups. Revenues from the sale of media process technology increased by $31.7 million, including the contribution of $27.5 million for the first two quarters of 2006 from sales of media cleaning equipment following our acquisition of Oliver Design in May 2005. Revenues from sales of production test systems and servo track writers increased by $67.4 million and $20.3 million, respectively. As described above, our revenues from our Storage Infrastructure products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules. In addition to underlying growth in demand, the increase in revenues resulted from an exceptional expansion of capacity by our customers as a result of the acquisition of Maxtor by Seagate and from an expansion of disk media production capacity in the environment of a constraint in the supply of disk media. As explained in the overview this resulted in a level of surplus capacity and therefore revenue from Storage Infrastructure products declined in our 2007 fiscal year. Included in revenues in our 2006 fiscal year is a $10.5 million charge to Maxtor for the cancellation of an order for production test systems, being compensation for product development costs and supply chain liabilities.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and gross profit in our 2006 fiscal year compared to our 2005 fiscal year was primarily related to our growth in revenues. As a percentage of revenues,, our gross profit was 20.1% for our 2006 fiscal year compared to 21.2% for our 2005 fiscal year. This decline in gross margin was primarily a result of a 1.8% decrease in the gross margin for our Networked Storage Solutions products.

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

  Amortization of Intangible Assets

        The $1.9 million increase in amortization of intangible assets in our 2006 fiscal year relates primarily to the effects of our acquisitions of nStor in September 2005 and Oliver Design in May 2005.

  In Process Research and Development

        In April 2005 we purchased intellectual property for $2.2 million consisting of a software suite which we incorporated into a new Storage Appliance product line within our Networked Storage Solutions segment. The purchase price was recorded as an operating expense because the acquired software had not reached technological feasibility and had no alternative uses.

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

	Three Months Ended
	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007	November 30, 2006	August 31, 2006	May 31, 2006	February 28, 2006
	(unaudited) (U.S. dollars in thousands)
Revenues	$247,988	$234,214	$213,025	$236,407	$241,096	$263,138	$288,882	$190,517
Cost of revenues—non-cash equity compensation	356	310	327	245	280	282	253	108
Cost of revenues—other	201,777	191,964	176,477	191,127	198,778	207,206	226,600	152,840

Gross profit	45,855	41,940	36,221	45,035	42,038	55,650	62,029	37,569

Operating expenses:
Research and development—non-cash equity compensation	711	620	655	491	557	586	534	285
Research and development—other	18,659	19,567	18,554	18,303	16,909	17,475	18,868	16,177
Selling, general and administrative— non-cash equity compensation	1,170	1,060	1,188	924	981	1,184	1,168	976
Selling, general and administrative—other	15,362	15,001	13,396	13,876	14,886	14,580	14,787	11,892
Amortization of intangible assets	2,485	1,517	1,651	1,651	1,430	1,318	1,185	1,185

Total operating expenses	38,387	37,765	35,444	35,245	34,763	35,143	36,542	30,515

Operating income	7,468	4,175	777	9,790	7,275	20,507	25,487	7,054
Other income, net	—	—	—	890	1,202	—	1,965	—
Interest income, net	1,030	824	774	655	295	429	233	205

Income before income taxes	8,498	4,999	1,551	11,335	8,772	20,936	27,685	7,259
Provision (benefit) for income taxes	(3,229)	733	(450)	1,221	(582)	3,125	3,109	822

Net income	$11,727	$4,266	$2,001	$10,114	$9,354	$17,811	$24,576	$6,437

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

Liquidity and Capital Resources

        We have financed our operations since our management buy-out in 1994 primarily through cash flow from operations, sales of non-core businesses, bank borrowings and the net proceeds from our initial public offering.

  Cash flows

        Net cash provided by operating activities was $41.3 million, $54.5 million and $38.6 million for our fiscal years ended November 30, 2007, 2006 and 2005 respectively.

        Cash provided by operating activities of $41.3 million for the 2007 fiscal year resulted primarily from the positive contribution of net income of $28.1 million after excluding net non-cash charges totaling $29.4 million together with an increase in accounts payable of $11.1 million. These positive effects on cash flows were partially offset by increases in accounts receivable of $17.0 million. The increase in accounts receivable and accounts payable primarily related to growth in our Networked Storage Solutions revenues. Other changes in working capital resulted in a cash out flow of $10.3 million. These included the effects of a reduction in employee performance related bonuses of $3.4 million and an increase in sales related tax recoverable of $2.5 million.

        Cash provided by operating activities of $54.5 million for the 2006 fiscal year resulted primarily from the positive contribution of net income of $58.2 million after excluding net non-cash charges totaling $22.7 million together with increases in current liabilities of $9.3 million. The increase in current liabilities resulted primarily from the increase in revenues. A decrease in deferred income taxes of $5.8 million, related primarily to the usage of U.K. net operating loss carry-forwards, also contributed to operating cash flow. These positive effects on cash flows were partially offset by increases in accounts receivable and inventories of $21.1 million and $21.5 million, respectively. The increase in inventories resulted from an increase in the levels of revenue and changes to installation schedules by our disk drive manufacturer customers. The increase in accounts receivable resulted from an increase in revenues.

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

        Net cash used in investing activities was $23.5 million for our 2007 fiscal year, $35.4 million for our 2006 fiscal year and $51.9 million for our 2005 fiscal year.

        Net cash used in investing activities for the 2007 fiscal year included a $1.7 million final payment of deferred consideration related to our acquisition of ZT Automation in 2004, $17.0 million related to capital expenditure and $4.8 million related to the purchase of intellectual property from IBM and Ario Data Networks Inc as described in the overview above.

        Net cash used in investing activities for the 2006 fiscal year included $9.8 million deferred consideration related to our acquisition of ZT Automation, $1.7 million consideration relating to our acquisition of Jastam Trading Co. Limited in September 2006, $19.9 million related to capital expenditure and $4.0 million related to the acquisition of a portfolio of patents from IBM.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. In addition, in July 2005 we commenced a new project to replace our Enterprise and Resource Planning ("ERP") system. This has resulted in additional capital expenditure of $8.9 million in our 2005, 2006 and 2007 fiscal years, of which $3.8 million, $3.0 million and

$2.1 million respectively is included in capital expenditure in our 2005, 2006 and 2007 fiscal years. With this exception, we do not anticipate any significant changes in the nature or level of our capital expenditures and we would expect these to generally change in line with our revenues. We currently have no material commitments for capital expenditures.

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

        Net cash used in our financing activities was $4.1 million in our 2007 fiscal year, $3.4 million in our 2006 fiscal year and $9.0 million in our 2005 fiscal year.

        Net cash used in financing activities for the 2007 fiscal year comprises a final repayment of $7.0 million of our HSBC term loan offset by $2.9 million proceeds from the exercise of employee share options.

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

  Liquidity

        As of November 30, 2007, our principal sources of liquidity consisted of cash and cash equivalents of $70.7 million and our multi-currency credit facilities with HSBC. The facilities include a revolving line of credit which expires in December 2008, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 0.6% and 1.25% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $15.0 million and bears interest at a rate equal to 0.75% above LIBOR. As of November 30, 2007, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

        On January 14, 2008 we commenced a share buy-back program. We have announced that we will purchase our common shares up to a value of $30 million and it is anticipated that the repurchase will take place over a period of up to one year.

        In addition to the share buy-back our future financing requirements will depend on many factors, but are particularly affected by the rate at which our revenues and associated working capital requirements grow, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make or alliances we have entered or might enter into. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all.

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2007 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(US dollars in thousands)
Operating lease commitments	$20,742	$7,418	$10,249	$2,310	$765
Purchase commitments	192,576	192,576	—	—	—

Total contractual cash obligations	$213,318	$199,994	$10,249	$2,310	$765

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

Off Balance Sheet Arrangements

        As of November 30, 2007, we did not have any significant off-balance-sheet arrangements.

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

Income Taxes

        We have recorded a deferred tax asset balance of $22.7 million at November 30, 2007. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made. The deferred tax asset balance includes an amount of $5.3 million which relates to the income tax deduction which may be obtained when employees exercise share options or when Restricted Stock Units vest, calculated as the excess of the market price on the date of exercise over the exercise price. All movements in this element of the deferred tax asset have been recorded as changes in additional paid in capital since the actual tax benefits have been in excess of those initially recorded. As well as being dependent on the factors affecting future taxable income the realization of this asset is also dependent on our future share price.

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

        Intangible assets as of November 30, 2007 were $54.2 million, and any future write-downs of goodwill would adversely affect our operating margin.

Revenue Recognition

        We recognize revenue in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. Using this guidance, revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

        Product sales relating to the Storage Infrastructure segment often include the provision of installation services. We therefore evaluate these sales as multiple-element arrangements in accordance with Emerging Issues Task Force Abstract ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". A multiple-element arrangement is a transaction which may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time.

        For products produced according to our published specifications, where no installation is required or installation is deemed perfunctory and no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally upon shipment. For products produced according to a particular customer's specifications, revenue for the product element is recognized when the product has been tested and it has been demonstrated that it meets the customer's specifications and title passes to the customer, provided also that there is objective and reliable evidence of the fair value of the installation or the fair value is determined to be insignificant and where installation is not deemed to be essential to the functionality of the equipment. For new products, new applications of existing products, products where there is no objective and reliable evidence of the fair value of the installation or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon completion of installation and receipt of final customer acceptance.

        In certain instances, we require advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met.

        Revenue from services other than installation is recognized as services are rendered and accepted by the customer.

        A number of our contracts for the supply of products have included payments upon the achievement of substantive milestones for Non-Recurring Engineering ("NRE") during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $1.2 million, $1.9 million and $0.8 million in our 2007, 2006 and 2005 fiscal years respectively.

        Particularly in connection with sales in of our Storage Infrastructure products where there are multiple element arrangements, recognition of revenue requires the judgment of management regarding, for example, whether the products meets customer specification, whether elements or contracts can be separated and when customer acceptance has occurred. Different judgments would result in changes to the level of revenue and income in a particular period.

Share Based Payment

        Our equity compensation expense is calculated using FAS 123R. This calculation requires management to make a number of assumptions, estimates and accounting policy choices. These include the use of the Black-Scholes option pricing model as our method of valuation for share options which were granted in 2005 and prior periods. Our determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, our expected share price, volatility over the term of the award, expected forfeiture levels and actual and projected exercise patterns. Although the fair value of share-based awards is determined in accordance with FAS 123R, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The expense related to the grant of Restricted Stock Units in 2006 and 2007 requires less judgment than that related to options, but does require management judgment regarding the achievement of performance conditions, expected forfeiture levels and date of grant.

Recent Accounting Pronouncements

        In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FAS No. 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. We will adopt FIN 48 in our 2008 fiscal year and are currently evaluating the effect FIN 48 will have on our consolidated financial position or results of operations.

        In September 2006, the FASB issued FAS No. 157 ("FAS 157"), "Fair Value Measurements". FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for our 2008 fiscal year. We are in the process of assessing the effect FAS 157 may have on our consolidated financial statements.

        In February 2007, the FASB issued FAS No. 159 ("FAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS No. 115". FAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. We are in the process of evaluating the effect FAS 159 may have on our consolidated financial statements.

        In December 2007, the FASB issued FAS No. 141 (Revised 2007), "Business Combinations". FAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, FAS 141R requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. FAS 141R is effective for our business combinations for which the acquisition date is on or after December 1, 2009.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A: Directors and Senior Management

Management

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	47	Chief Executive Officer
Richard Pearce	37	Chief Financial Officer
Adam Wray	40	Executive Vice President
Todd Gresham	47	Executive Vice President

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

        Richard Pearce is our Chief Financial Officer and a member of our board of directors. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following our management buy-out from IBM in 1994. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants. Mr. Pearce also serves as a director on the boards of directors of several of our subsidiaries.

        Adam Wray is our Executive Vice President of our Storage Infrastructure division. Mr. Wray has served as Executive Vice President of our Storage Infrastructure business since December 2001. Prior to this time, Mr. Wray served in several business management and engineering positions within our Storage Infrastructure business. In his 20 years plus of experience in the disk drive industry, Mr. Wray has held a variety of engineering and management appointments both at our company and at IBM. Over this time period, he has also spent two years in the IBM advanced manufacturing group in Japan, and one and a half years in Irvine, California in key customer account management and engineering management roles. Mr. Wray holds a Bachelor of Engineering degree from the Special Engineering Programme, Brunel University, London.

        Todd Gresham is our Executive Vice President of our Networked Storage Solutions division. Mr. Gresham previously served as a Senior Vice President within the business. In that role, he led Sales, Marketing and Support, since September 2005, when he joined Xyratex from nStor Technologies, Inc. At nStor, he was President and CEO. Mr. Gresham brings over 25 years of executive management experience in both publicly traded and privately held companies. Mr. Gresham served as Vice President of Global OEM and Reseller Sales at EMC after EMC's acquisition of Data General's CLARiiON storage division. While with CLARiiON, Mr. Gresham held multiple positions including general manager of Asia/Pacific operations, as well as Vice President of World Wide Sales. Prior, Mr. Gresham held various executive positions with Philips NV and StorageTek. Mr. Gresham serves on the board of directors for Glasshouse Technologies, a privately held storage services consulting organization.

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	52	Chairman
Steve Barber	47	Director
Jonathan Brooks	52	Director
Richard Pearce	37	Director
Ernest Sampias	56	Director
Steve Sanghi	52	Director
Mike Windram	62	Director

        Andrew Sukawaty has been the Chairman of our board of directors since October 2004. Mr. Sukawaty is also chairman of the board of directors and chief executive officer of Inmarsat plc, a company listed on the London Stock Exchange (LSE), the world-wide mobile satellite services provider. He is also a non-executive director of Zesko Holding B.V. He has 28 years of experience in technology industries in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and senior roles with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

  Steve Barber. As above.

        Jonathan Brooks has served as a director on our board of directors since May 1, 2004. Mr. Brooks is currently a director of e2v Technologies plc, which develops sensor technology, and Aveva Group plc, a leading software provider to the plant, power and marine industries, both of which are listed on the LSE. He is also Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for wireless applications and a director of Sophos Plc, an enterprise IT security and control company. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company which listed on the LSE and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks holds a Bachelors degree in economic and social science from the University of Wales and an MBA from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

  Richard Pearce. As above.

        Ernest Sampias has served as a director on our board of directors since May 1, 2004. He is the Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia. His previous experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries, These financial roles were as Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

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

        Mike Windram has served as a director on our board of directors since June 2007. He has over 30 years of experience in research and development, engineering and engineering management roles. His early experience from 1971 to 1990 was in research and development in the Independent Broadcasting Authority. Subsequently he has held the positions of Executive Manager (R&D) in NTL, Director, Advanced Products Division, NTL, Managing Director, Digi-Media Vision (DMV) Ltd, Managing Director, NDS Broadcast and Senior Vice President, NDS. These divisions and companies provided systems, equipment and software for use in digital broadcasting applications world-wide. His most recent position was as a member of the board of Tandberg Television ASA. Dr Windram graduated from the University of Cambridge with a Bachelor of Arts degree in Natural Sciences (Physics) and also holds Master of Arts and Doctor of Philosophy degrees from that university. He is a Fellow of the Royal Academy of Engineering, a Fellow of the Institution of Engineering and Technology and a Chartered Engineer.

        Our directors may be reached at the address of our San Jose facility in the United States or at our headquarters in Havant in the United Kingdom.

Item 6B: Compensation

Chairman and Non-executive Director Compensation

        We paid our Chairman and non-executive directors (consisting of 5 persons) an aggregate amount of $386,000 for the fiscal year ending November 30, 2007 for fees. In addition, during our fiscal year ended November 30, 2007, we have also awarded our chairman and non-executive directors 21,000 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

        Our Compensation Committee, composed entirely of independent directors, determines the remuneration of our directors. We also reimburse directors for reasonable expenses incurred in attending meetings of the board, meetings of committees of the board and our general meetings. No compensation, save reasonable expenses incurred, has been paid to executive directors in respect of their role as a director.

Executive Compensation

        The aggregate compensation paid to the four executive officers of Xyratex Ltd for the fiscal year ending November 30, 2007 was $1,862,000 (of which $1,276,000 comprised salary, $102,000 comprised non-cash payments and $484,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2007, in aggregate we have also awarded four executive officers 60,000 RSUs in respect of Xyratex Ltd common shares of which 45,000 became eligible vesting RSUs on February 1, 2008, based on performance criteria.

        At the end of our 2007 fiscal year, bonus amounts to be paid to respective executive officers were determined on a discretionary basis by the board of directors based on the satisfaction of certain performance criteria by the individual executive officer. Non-cash payments to executive officers consisted of leased cars and health insurance.

Item 6C: Board Practices

Board Practices

        Our board of directors currently consists of 7 members of which a majority are independent directors. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The terms of office of the directors is divided into three classes:

  •
  Class I, whose term will expire at the annual general meeting to be held in 2010;

  •
  Class II, whose term will expire at the annual general meeting to be held in 2009; and

  •
  Class III, whose term will expire at the annual general meeting to be held in 2008.

        Class I consists of Andrew Sukawaty, Ernest Sampias and Mike Windram; Class II consists of Steve Barber and Jonathan Brooks; and Class III consists of Steve Sanghi and Richard Pearce. At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms expire will then serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. In addition, a resolution of the board of directors may change the authorized number of directors within the upper and lower limits set out in our bye-laws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

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

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. Members of the Compensation Committee do not participate in decisions regarding their own remuneration. The Compensation Committee met two times during the fiscal year ended November 30, 2007. Its members are not eligible for bonuses or pension entitlements. The committee has access to the services of independent advisors as it requires.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfy the "independence" requirements of the Nasdaq Corporate

Governance Rules. Steve Sanghi was a member of the Committee until January 7, 2008 when he was replaced by Mike Windram. The Audit Committee met eight times during the fiscal year ended November 30, 2007. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

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

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee consists of Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nomination and Governance Committee met twice during the fiscal year ended November 30, 2007 in connection with the reappointment of directors retiring by rotation and the selection procedures for filling the vacancy arising on the resignation of Nic Humphries.

Item 6D: Employees

        As of November 30, 2007, we employed 1,619 permanent employees worldwide and an additional 430 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of employees as of the dates indicated:

	2007	2006	2005
Operations	795	759	747
Research and development	421	401	386
Sales, marketing and service	220	234	140
General and administration	183	163	132

Total	1,619	1,557	1,405

Total employees in the United States	551	548	497
Total employees in Asia	509	489	404
Total employees in the United Kingdom	559	520	502

Item 6E: Share Ownership

Executive Officer and Director Restricted Stock Units, Share Option and Share Ownership

        The following table sets forth the number of our common shares and the number of options to purchase our common shares owned by our executive officers and directors as of November 30, 2007. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units(1)	Number(1)	Exercise Price Per Share		Expiration Date
Steve Barber	512,129	1.76%	42,750	31,091 72,546 100,000	£ £ $	1.447 1.447 14.31	March 29, 2011 April 22, 2012 January 9, 2015
Richard Pearce	96,120	<1%	21,375	4,318 51,818 55,000	£ £ $	1.447 2.653 14.31	March 29, 2011 July 22, 2012 January 9, 2015
Adam Wray	18,731	<1%	21,375	34,545 34,090 72,546 45,000	£ £ £ $	1.447 2.653 2.653 14.31	March 29, 2011 November 13, 2011 July 22, 2012 January 9, 2015
Todd Gresham	—	—	46,667	37,500		$13.51	October 31, 2015
Andrew Sukawaty	107,275	<1%	7,000	228,003		$14.47	March 30, 2014
Jonathan Brooks	1,750	<1%	5,250	20,000 5,000	$ $	14.00 14.31	June 28, 2014 January 9, 2015
Ernest Sampias	4,250	<1%	5,250	10,000		$14.00	June 28, 2014
Steve Sanghi	1,750	<1%	5,250	10,000		$14.00	June 28, 2014
Mike Windram	—	—	3,500	—		—	—
All our directors and executive officers as a group (nine persons)	742,005	2.55%

(1)
All options and RSUs entitle the holder to acquire one common share for each option or unit held.

Employee Equity Incentive Awards

        Xyratex operates a range of equity incentive schemes, covering share option plans, share purchase plans, restricted stock units and restricted stock awards.

        Details of the schemes under which there have been transactions are given below.

        Xyratex Ltd and Credit Suisse, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which awards resulting from the equity incentive schemes may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At January 31, 2008, awards over 2,526,000 of our common shares had been granted since our initial public offering.

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

        At December 31, 2007, no performance targets have been imposed in respect of options granted under the Approved Plan.

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

        The per share exercise price of an incentive stock option may not be less than the fair market value of one of our common shares on the date of grant (and not less than 110% of the fair market value in the case of incentive stock options granted to holders of our shares possessing more than 10% of the voting power of all classes of our then outstanding shares). Initially, the per share exercise price of a nonqualified stock option will not be restricted, but all nonqualified stock options granted after a specified period and for so long as Xyratex Ltd is a publicly held corporation will be required to have a per share exercise price of not less than the fair market value of our common shares on the date of grant. An option may not be exercised more than ten years after the date of grant. Under the 2004

Plan, an option granted to an employee, consultant, officer or director will terminate if employment or service terminates. The maximum number of shares we can issue under the 2004 Plan is 5,000,000, provided that the limits set forth above in "Employee Equity Incentive Awards" shall apply.

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

  The Xyratex Ltd Deputy Chairman's Stock Option Plan

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

        At December 31, 2007 no restricted stock awards were outstanding.

  Stock Bonus Awards

        Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At December 31, 2007, no stock bonus awards have been made.

Xyratex Group Limited Share Option Plan

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

        The following table contains a summary of all options that have been granted under the Company's share option plans and are outstanding as of November 30, 2007:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	77,344	77,344
The Xyratex Ltd Unapproved Plan	—	481,770	481,770
The Approved Plan	235,505	31,091	266,596
The Unapproved Schedule	62,538	302,421	364,959
The 2004 Plan	—	302,973	302,973
The Directors Stock Option Plan	—	40,000	40,000
The Deputy Chairman's Stock Option Plan	—	228,003	228,003

(1)
Trustee for the Havant International Employee Benefit Trust.

(2)
All options entitle the option holder to purchase one common share for each option held.

(3)
112,079 of the unissued common shares over which Xyratex Ltd has granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by the Company over such common shares.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name
	Date	Shares	Percentage
Artisan Partners Ltd	December 31, 2007	2,527,400	8.7%
FMR, LLC	December 31, 2007	2,528,020	8.8%
Price T Rowe Associates, Inc	December 31, 2007	2,883,200	9.9%
Renaissance Technologies, LLC	June 18, 2007	1,913,270	6.6%
Silver Point Capital, L.P.	January 3, 2008	3,500,000	12.0%

        For information on the beneficial ownership of these shares see the relevant Forms SC 13G/A as filed with the SEC.

  The voting rights of the major shareholders are no different from all other shareholders.

        As of January 31, 2008, the number of shares of Xyratex Ltd held of record in the United States was 28,006,808 common shares, held by 244 record holders, representing 96.2% of our common shares outstanding.

        Xyratex Ltd is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Item 7B: Related Party Transactions

        We sold our U.K. property in 2000 to Havant International Limited as part of a demerger of a predecessor holding company. As part of the demerger we continued to occupy part of this property and the terms of the lease to be entered into were agreed. Based on this arrangement, on June 10, 2002, Havant International Limited, which at that time was under substantially common ownership, and our subsidiary, Xyratex Technology Limited, entered into a lease agreement for our corporate headquarters in Havant, United Kingdom and for the provision of services relating to this property. Pursuant to the agreement, we leased 81,000 square feet of office and manufacturing space. Subsequently we have entered into lease agreements for an additional 25,000 square feet. The terms of these agreements also include the provision of certain services relating to the property, such as security, maintenance, property insurance, conference facilities and catering. The prices for these services are based on cost and are negotiated at least annually. We continue to occupy this property and although the current owner of this property and the provider of these services are not related parties at November 30, 2007 the terms of the leases were agreed when they were under substantially common ownership. The amount payable under these agreements in our 2007 fiscal year totaled $4.6 million. We have recently evaluated the negotiated terms of these arrangements based on comparative market data and on that basis we believe the terms approximate those which a non-related party to Havant International Limited would have received.

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of December 31, 2007, the Trust held 298,043 Xyratex Ltd common shares, all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

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

Item 8B: Significant Changes

        None.

ITEM 9: THE OFFER AND LISTING

Item 9A: Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 31, 2008, the market price for our common shares was $18.05.

Annual high and low market prices

        The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC since our IPO in 2004.

	NASDAQ
	U.S. dollar per common share
Year ending November 30,
	High	Low
2004	$15.05	$6.85
2005	$21.87	$12.50
2006	$33.63	$15.63
2007	$24.75	$14.05

Quarterly high and low market prices

        The table below states for the four quarters of our 2007 and 2006 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2007
	High	Low
First	$24.14	$19.40
Second	$24.75	$20.50
Third	$24.01	$18.18
Fourth	$21.18	$14.05
Quarter 2006
First	$26.70	$15.63
Second	$33.63	$22.43
Third	$29.31	$18.39
Fourth	$23.99	$17.56

Monthly high and low market prices

        This table states high and low sales prices for the last six months.

	NASDAQ
	U.S. dollar per common share
Month
	High	Low
August 2007	$22.41	$18.18
September 2007	$21.18	$18.00
October 2007	$19.50	$16.67
November 2007	$17.08	$14.05
December 2007	$15.94	$14.20
January 2008	$18.11	$13.34

Item 9B: Plan of Distribution

        Not applicable.

Item 9C: Markets

        Our common shares are traded on The NASDAQ Stock Market LLC under the symbol "XRTX".

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended November 30, 2007 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

Item 10F: Dividends and Paying Agents

        Not applicable.

Item 10G: Statement by Experts

        Not applicable.

Item 10H: Documents on Display

        We file annual reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any of these reports at the SEC's public reference facilities at 100 F Street, N.E., Washington D.C. 20549 or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. Copies may also be obtained from the SEC website at http://www.sec.gov. Information included in our website does not form part of this document.

Item 10I: Subsidiary Information

        Not applicable.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The principal market risks (i.e., the risk of loss arising from adverse changes in market rates and prices) to which we are exposed are foreign exchange rates and interest rates on cash and cash equivalents.

        The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2007 we had $16.7 million net U.K. pound denominated assets including a $12.4 million deferred tax asset. A hypothetical 10% movement in exchange rates at November 30, 2007 would not have significantly impacted our net earnings.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2007 and November 30, 2006:

	November 30,
Derivatives between U.K. pound and U.S. dollar
	2007	2006
Forward exchange contracts	$63,344	$43,294
Fair value of contracts—asset (liability)	$2,440	$3,762
Carrying value of contracts—asset (liability)	$2,440	$3,762
Average rate of contract	$1.98	$1.80
Period end rate	$2.06	$1.95
Maximum period of contracts (months)	12	12

	November 30,
Derivatives between Malaysian Ringgit and U.S. dollar
	2007	2006
Forward exchange contracts and options	$5,000	$6,500
Fair value of contracts—asset (liability)	$196	$46
Carrying value of contracts—asset (liability)	$196	$46
Average rate of contract	$0.29	$0.28
Period end rate	$0.29	$0.28
Maximum period of contracts (months)	12	12

        Since November 30, 2007, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2007 totaling $70.7 million. These are primarily held in variable interest liquidity funds and overnight deposits.

        For the year ended November 30, 2007 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $59.8 million. A hypothetical 1% change in interest rates during our 2007 fiscal year would have impacted our net interest income by approximately $0.6 million.

        Since November 30, 2007, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Group's management, including its Chief Executive and Chief Financial Officers, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, the Company's Chief Executive and Chief Financial Officers concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

        The effectiveness of internal control over financial reporting as of November 30, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on pages F-1 to F-2.

Changes in Internal Control over Financial Reporting

        There have been no significant changes in the Company's internal controls over financial reporting during the fiscal year ended 30 November 2007 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

ITEM 16: OTHER INFORMATION

Item 16A: Audit Committee Financial Expert

        Our Board of Directors has determined Ernest Sampias as an audit committee financial expert.

Item 16B: Code of Ethics

        The Company has in place a Code of Business Conduct and Ethics that applies to all Directors, officers and employees, which qualifies as a code of ethics as required under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to the Company's principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics is available on the Company's website.

Item 16C: Principal Accountant Fees and Services

        The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2007:

	Year ended November 30,
	2007	2006
	(U.S. dollars in thousands)
Audit Fees(1)	$792	$636
Audit-related fees(2)	19	6
Tax fees(3)	282	230

Total fees	$1,093	$872

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2007 and 2006, reviews of the financial statements included in the Company's quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

(2)
Represents fees for professional services in connection with the audit of our claims to obtain government grants in 2006 and responding to an SEC comment letter received during 2007.

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2007 under these policies and procedures.

Item 16D: Exemption From the Listing Standards for Audit Committees

        Not applicable.

Item 16E: Purchase of Equity Securities by Company and Affiliated Purchasers

        None.

PART III

ITEM 17: FINANCIAL STATEMENTS

        We have responded to "Item 18: Financial Statements" in lieu of responding to this Item.

ITEM 18: FINANCIAL STATEMENTS

        The following financial statements are included as part of this Annual Report:

ITEM 19: EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd**
8	Subsidiaries of Xyratex Ltd**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Schedule II—Valuation and Qualifying Accounts and Reserves

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

February 20, 2008

By:	/s/ STEVE BARBER Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at November 30, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under "Item 15: Controls and Procedures".

Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2 to the financial statements, the Company changed the manner in which it accounts for share-based compensation in the year ended November 30, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Southampton
England
February 20, 2008

XYRATEX LTD

AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2007	2006
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$70,678	$56,921
Accounts receivable, net of allowance for doubtful accounts of $434 and $411	122,327	105,324
Inventories	91,662	93,111
Prepaid expenses	2,994	2,390
Deferred income taxes	3,000	2,513
Other current assets	8,275	7,247

Total current assets	298,936	267,506
Property, plant and equipment, net	37,421	34,471
Intangible assets, net	54,175	58,109
Deferred income taxes	19,743	15,594

Total assets	$410,275	$375,680

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$96,046	$84,896
Short-term borrowings	—	4,000
Employee compensation and benefits payable	13,280	16,645
Deferred revenue	15,212	16,303
Income taxes payable	1,165	1,641
Other accrued liabilities	11,311	14,701

Total current liabilities	137,014	138,186
Long-term debt	—	3,000

Total liabilities	137,014	141,186

Commitments and contingencies (note 14)
Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,117 and 28,793 issued and outstanding	291	288
Additional paid-in capital	356,268	344,686
Accumulated other comprehensive income	1,847	2,774
Accumulated deficit	(85,145)	(113,254)

Total shareholders' equity	273,261	234,494

Total liabilities and shareholders' equity	$410,275	$375,680

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2007		2006		2005
	(US dollars and amounts in thousands except per share amounts)
Revenues		$931,633		$983,633		$679,609
Cost of revenues—non cash equity compensation	1,238		923		—
Cost of revenues—other	761,344	762,582	785,424	786,347	535,315	535,315

Gross profit		169,051		197,286		144,294
Operating expenses:
Research and development—non cash equity compensation	2,477		1,962		—
Research and development—other	75,082	77,559	69,429	71,391	54,327	54,327
Selling, general and administrative—non cash equity compensation	4,342		4,309		828
Selling, general and administrative—other	57,635	61,977	56,140	60,449	38,014	38,842
Amortization of intangible assets		7,304		5,123		3,218
In process research and development		—		—		3,230

Total operating expenses		146,840		136,963		99,617

Operating income		22,211		60,323		44,677
Other income		890		3,167		—
Interest income		3,586		1,773		1,744
Interest expense		(303)		(611)		(568)

Income from continuing operations before income taxes		26,384		64,652		45,853
Provision (benefit) for income taxes		(1,725)		6,474		3,964

Net income from continuing operations		28,109		58,178		41,889
Income from discontinued operations (net of taxes)		—		—		280

Net income		$28,109		$58,178		$42,169

Net earnings per share—basic:
Net income from continuing operations		$0.97		$2.03		$1.48
Income from discontinued operations, net of income tax		—		—		0.01

Net earnings per share		$0.97		$2.03		$1.49

Net earnings per share—diluted:
Net income from continuing operations		$0.94		$1.97		$1.44
Income from discontinued operations, net of income tax		—		—		0.01

Net earnings per share		$0.94		$1.97		$1.45

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic		28,985		28,663		28,329

Diluted		29,866		29,604		29,031

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2004	28,043	$280	$329,267	$(213,601)	$755	$116,701
Issuance of common shares	394	4	2,171			2,175
Non-cash equity compensation			2,304			2,304
Employee bonus paid by trust			144			144
Components of comprehensive income, net of tax:
Net income				42,169
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(2,111)

Total comprehensive income						40,058

Balances as of November 30, 2005	28,437	$284	$333,886	$(171,432)	$(1,356)	$161,382
Issuance of common shares	356	4	3,606			3,610
Non-cash equity compensation			7,194			7,194
Components of comprehensive income, net of tax:
Net income				58,178
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:					4,130

Total comprehensive income						62,308

Balances as of November 30, 2006	28,793	$288	$344,686	$(113,254)	$2,774	$234,494
Issuance of common shares	324	3	2,902			2,905
Non-cash equity compensation			8,057			8,057
Tax benefit from exercise of stock options			623			623
Components of comprehensive income, net of tax:
Net income				28,109
Unrealized gain on forward foreign currency contracts net of reclassification adjustment:					(927)

Total comprehensive income						27,182

Balances as of November 30, 2007	29,117	$291	$356,268	$(85,145)	$1,847	$273,261

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2007	2006	2005
	(US dollars in thousands)
Cash flows from operating activities:
Net income from continuing opertions	$28,109	$58,178	$41,889
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Depreciation	13,683	10,105	6,694
Amortization of intangible assets	7,304	5,123	3,218
Non-cash equity compensation	8,057	7,194	828
Bonus paid by trust	—	—	144
In process research and development	—	—	3,230
Loss on sale of assets	341	265	90
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(17,003)	(21,098)	(29,272)
Inventories	1,449	(21,528)	(16,297)
Prepaid expenses and other current assets	(2,956)	1,138	(542)
Accounts payable	11,150	4,302	25,668
Employee compensation and benefits payable	(3,365)	3,025	2,474
Deferred revenue	(1,091)	(131)	(2,560)
Income taxes payable	(476)	80	(643)
Deferred income taxes	(1,616)	5,824	4,403
Other accrued liabilities	(2,266)	2,016	(986)
Net cash provided by operating activities of discontinued operations	—	—	280

Net cash provided by operating activities	41,320	54,493	38,618

Cash flows from investing activities:
Investments in property, plant and equipment	(16,974)	(19,932)	(17,070)
Dispositions of property, plant and equipment	—	762	—
Acquisition of intangible assets	(4,833)	(4,000)	—
Acquisition of business, net of cash received	(1,661)	(12,252)	(34,845)

Net cash used in investing activities	(23,468)	(35,422)	(51,915)

Cash flows from financing activities:
Net payments of short-term borrowings	(7,000)	(4,000)	(9,133)
Repayment of acquisition notes payable	—	(3,000)	(2,000)
Proceeds from issuance of shares	2,905	3,610	2,175

Net cash used in financing activities	(4,095)	(3,390)	(8,958)

Change in cash and cash equivalents	13,757	15,681	(22,255)
Cash and cash equivalents at beginning of period—continuing operations	56,921	41,240	63,495

Cash and cash equivalents at end of period—continuing operations	$70,678	$56,921	$41,240

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1. The Company and its Operations

        Operations.    We are a leading provider of modular enterprise-class data storage solutions and storage process technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test systems, process automation for disk drive and solar panel manufacturing, servo track writers and disk cleaning systems.

        Parent company.    Xyratex Ltd, a company incorporated in Bermuda is our parent company. In these notes Xyratex Ltd together with its subsidiaries is referred to as the "Company".

2. Basis of Presentation and Summary of Significant Accounting Policies

        A summary of the significant accounting policies followed in the preparation of the accompanying consolidated financial statements, which conform to accounting principles generally accepted in the United States, is presented below.

        Fiscal year.    The Company's fiscal year ends on November 30.

        Principles of consolidation.    The consolidated financial statements include the accounts of Xyratex Ltd and its wholly and majority-owned subsidiaries. Wholly and majority-owned subsidiaries are all entities over which the Company has the power to control the entity's financial and operating policies. All significant intercompany accounts and transactions have been eliminated.

        Use of estimates.    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Some of the more significant estimates include inventory valuation reserves, depreciation, amortization and impairment of long-lived assets, deferred tax asset valuation allowance, warranty reserves and equity compensation expense. Actual results could differ from those estimates.

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in current income. Net foreign currency remeasurement gains of $322, $533 and $500 are included in selling general and administrative—other, in the years ended November 30, 2007, 2006 and 2005, respectively. Net foreign currency remeasurement gains of $2,349, $nil and $nil are included in provision (benefit) for income taxes in the years ended November 30, 2007, 2006 and 2005, respectively.

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

        Revenue recognition.    The Company recognizes revenue in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition. Using this guidance, revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

        Product sales relating to the Storage Infrastructure segment often include the provision of installation services. We therefore evaluate these sales as multiple-element arrangements in accordance with Emerging Issues Task Force Abstract ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". A multiple-element arrangement is a transaction which may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time.

        For products produced according to the Company's published specifications, where no installation is required or installation is deemed perfunctory and no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally upon shipment. For products produced according to a particular customer's specifications, revenue for the product element is recognized when the product has been tested and it has been demonstrated that it meets the customer's specifications and title passes to the customer, provided also that there is objective and reliable evidence of the fair value of the installation or the fair value is determined to be insignificant and where installation is not deemed to be essential to the functionality of the equipment. For new products, new applications of existing products, products where there is no objective and reliable evidence of the fair value of the installation or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon completion of installation and receipt of final customer acceptance.

        In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met.

        Revenue from services other than installation is recognized as services are rendered and accepted by the customer.

        A number of the Company's contracts for the supply of products have included payments upon the achievement of substantive milestones for Non-Recurring Engineering ("NRE") during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $1,210, $1,861 and $757 in the years ended November 30, 2007, 2006 and 2005 respectively.

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

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2007, 2006 and 2005, warranty expense was $3,099, $3,280 and $2,046 respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $15, $29 and $21 during the years ended November 30, 2007, 2006, and 2005, respectively.

        Pensions and 401(k) plan.    Retirement benefits are provided for UK and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to current income as they become payable and amounted to $4,634, $4,685 and $3,572 during the years ended November 30, 2007, 2006 and 2005, respectively.

        Equity compensation.    On December 1, 2005, the Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation for all share-based awards made to employees and directors including share options and employee share purchases under a share purchase plan based on estimated fair values. FAS 123R supersedes previous accounting under Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in the Company's 2006 fiscal year. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to application of FAS 123R.

        The Company adopted FAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of December 1, 2005. In accordance with the modified prospective transition method, the Company's consolidated financial statements for previous periods have not been restated to reflect this change. Equity compensation recognized during the period is based on the graded vesting of the share-based award, adjusted for expected forfeitures. Equity compensation recognized in the Company's consolidated financial statements for the year ended November 30, 2007 includes compensation cost for share-based awards granted prior to, but not fully vested as of, November 30, 2005 and share-based awards granted subsequent to November 30, 2005.

        In the years ended November 30, 2006 and 2007 the Company's share based awards were in the form of Restricted Stock Units ("RSU"). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

        Upon adoption of FAS 123R, the Company used the Black-Scholes option pricing model as the method of valuation for share options which have previously been awarded. The determination of the

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

fair value of share-based awards on the date of grant using an option pricing model is affected by the Company's share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected share price volatility over the term of the award, expected forfeiture levels and actual and projected exercise behaviors. Although the fair value of share-based awards is determined in accordance with FAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

        Income taxes.    Provision for income taxes is based on income before taxes. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Deferred tax assets also arise from net operating losses and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Valuation allowances are established when necessary to reduce the deferred tax assets to the amount more likely than not to be realized.

        Net earnings per share.    Basic net earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding, during the period, excluding the dilutive effect of share options and RSUs. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period including RSUs and share options.

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

        Property, plant and equipment.    Property, plant and equipment are stated at cost less accumulated depreciation. Additions, improvements and major renewals are capitalized; maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or disposed of, the assets and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in current income. Depreciation is provided using the straight-line method, principally over five to twenty five years for buildings and improvements and two to seven years for machinery and equipment. Depreciation of leasehold improvements is provided using the straight-line method over the life of the asset or the minimum term of the lease, whichever is shorter. Land is not depreciated.

        Software Development Cost.    The Company capitalizes certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete.

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

        Derivative financial instruments.    The Company enters into derivative financial instruments (forward foreign currency contracts and foreign currency options) in order to manage currency risks arising from its forecasted and firmly committed foreign currency denominated cash flows. The Company enters into these hedging relationships to limit foreign exchange rate risk for periods not exceeding 24 months. The Company does not utilize financial instruments for trading or speculative purposes. The Company accounts for derivative financial instruments in accordance with Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). As amended, FAS 133 requires that the Company recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. FAS 133 also prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting. The Company has designated all its forward foreign currency contracts as qualifying for hedge accounting under FAS 133. Changes in fair value of these instruments are deferred and recorded, net of the related tax effects, as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement.

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 61% and 66% of the total accounts receivable balance at November 30, 2007 and 2006, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        Revenues of the Networked Storage Solutions segment include revenue from one customer accounting for 56%, 46% and 48% of the Company's revenues in the years ended November 30, 2007, 2006 and 2005, respectively. Revenues of the Storage Infrastructure segment include revenue from two customers each accounting for 12% of the Company's revenues in the year ended November 30, 2007 and one customer accounting for 28% and 30% of the Company's revenues in the years ended November 30, 2006 and 2005, respectively. No other customer accounted for more than 10% of revenues.

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

  Recent accounting pronouncements

        In July 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006, with early adoption permitted. The Company will adopt FIN 48 in its 2008 fiscal year and is currently evaluating the effect FIN 48 will have on its consolidated financial position or results of operations.

        In September 2006, the FASB issued FAS No. 157, Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company's 2008 fiscal year. The Company is in the process of assessing the effect FAS 157 may have on its consolidated financial statements.

        In February 2007, the FASB issued FAS No. 159 ("FAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FAS No. 115". FAS 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item shall be reported in current earnings at each subsequent reporting date. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between the different

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

2. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

measurement attributes the company elects for similar types of assets and liabilities. This statement is effective for fiscal years beginning after November 15, 2007. The Company is in the process of evaluating the effect FAS 159 may have on its consolidated financial statements.

        In December 2007, the FASB issued FAS No. 141 (Revised 2007), "Business Combinations". FAS 141R retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. FAS 141R defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, FAS 141R requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. FAS 141R is effective for the Company's business combinations for which the acquisition date is on or after December 1, 2009.

3. Net earnings per share

        Basic net earnings per share is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Year Ended November 30,
	2007	2006	2005
Total weighted average common shares—basic	28,985	28,663	28,329
Dilutive effect of share options	724	881	702
Dilutive effect of restricted stock units	177	60	—

Total weighted average common shares—diluted	29,886	29,604	29,031

Number of options over common shares excluded from the calculation because the effect would be anti-dilutive	—	—	10

4. Other income

        On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company is continuing to manufacture the related product lines for Napatech under a separate Supply Agreement. The license agreement required an initial payment of $2,000 and further payments equal to the amount of annual revenue that was derived from the transferred customers during the twelve months from 1 March 2006 in excess of $2,000 up to a maximum of $7,500. Under this agreement payments of $890 and $3,167 have been recorded in the statement of operations as other income in the years ended November 30, 2007 and 2006, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

5. Acquisition and intangible assets

  Intangible asset purchases 2007

        During the year ended November 30, 2007, the Company enhanced the intellectual property base within its Networked Storage Solutions segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado for consideration of $1,833 including professional fees, and the entry into a patent cross license agreement with IBM for consideration of $3,000. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. Of the amount paid for the Ario intangible assets $1,536 was amortized in the year ended November 30, 2007. The cost of the cross license has been allocated to intangible assets as patents and core technology to be amortized over five years. These intangible assets are expected to be deductible for tax purposes.

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

  nStor Technologies Inc

        On September 8, 2005, the Company completed the acquisition of nStor Technologies, Inc., a company headquartered in Carlsbad, California and listed on the American Stock Exchange. nStor is a developer and provider of data storage subsystems, primarily to OEMs. The purchase price for the shares was cash of $25,303 including acquisition costs of $821. The primary purposes of this acquisition were to broaden the range of products and technology base within the Company's Networked Storage Solutions segment.

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

5. Acquisition and intangible assets (Continued)

        The results of the acquired business have been included in the Consolidated Statement of Operations with effect from September 8, 2005.

        The following unaudited pro-forma summary presents information as if the acquisition of the business and assets of nStor Technologies had occurred as of December 1, 2004. The pro-forma data gives effect to actual operating results prior to the acquisition, adjusted to include certain pro-forma adjustments including the amortization of intangible assets, reduced interest income and a reduced income tax provision. The pro-forma amounts do not purport to be indicative of the results that would have been actually reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

Unaudited Pro-Forma Year Ended November 30, 2005
Revenue	$689,575
Net income from continuing operations	$34,257
Net earnings per share from continuing operations:
Basic	$1.21
Diluted	$1.18

  Oliver Design

        On May 23, 2005, the Company acquired the business and assets of Oliver Design Inc ("Oliver Design"), based in Scotts Valley, California. The structure of the transaction involved a total cash consideration of $17,222 including acquisition costs of $119 with $3,000 of the acquisition price being deferred for fifteen months. Oliver Design was a privately run business engaged in development and manufacturing of disk drive cleaning technology. The Company's primary reason for the acquisition was to broaden its expertise and product range within its Storage Infrastructure segment.

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

        The intangible assets are deductible for tax purposes.

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

5. Acquisition and intangible assets (Continued)

have been actually reported if the acquisition had actually occurred at the beginning of the periods presented or that may be reported in the future.

Unaudited Pro-Forma Year Ended November 30, 2005
Revenue	$681,168
Net income from continuing operations	$38,490
Net earnings per share from continuing operations:
Basic	$1.36
Diluted	$1.33

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

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2007
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$11,693	$6,542	$5,156
Patents and core technology	11,887	3,963	7,924
Non-competition agreements	1,000	846	154
Order backlog	2,100	2,100	—
Supplier contracts	39	39	—
Assembled workforce	1,516	1,493	23
Customer relationships	4,629	1,837	2,787

Total	$32,864	$16,820	$16,044

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

5. Acquisition and intangible assets (Continued)

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

        On the basis that no impairment charges are required, the Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2008	4,691
2009	4,100
2010	3,686
2011	2,381
2012	1,186

Goodwill

        The changes in the carrying amount of goodwill for the years ended November 30, 2007 and 2006 are as follows:

	Networked Storage Solutions	Storage Infrastructure	Total
Balance at November 30, 2005	$17,281	$14,253	$31,534
Tax benefit of goodwill	—	(1,670)	(1,670)
Contingent consideration	—	9,611	9,611
Adjustment to consideration	49	—	49

Balance at November 30, 2006	$17,330	$22,194	$39,524
Tax benefit of goodwill	—	(2,000)	(2,000)
Contingent consideration	—	607	607

Balance at November 30, 2007	$17,330	$20,801	$38,131

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6. Inventories

	November 30,
	2007	2006
Finished goods	$19,517	$7,528
Work in progress	18,364	26,275
Raw materials	53,781	59,308

	$91,662	$93,111

7. Property, Plant and Equipment, Net

	November 30,
	2007	2006
Land	$1,421	$1,421
Buildings and leasehold improvements	7,429	6,144
Machinery and equipment	72,616	58,934

	81,466	66,499
Accumulated depreciation	(44,045)	(32,028)

	$37,421	$34,471

        Depreciation expense during the years ended November 30, 2007, 2006 and 2005 was $13,683, $10,105 and $6,694, respectively. For the years ended November 30, 2007, 2006 and 2005 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $1,219, $521 and $1,997, respectively.

8. Income Taxes

        The provision (benefit) from income taxes from continuing operations is comprised as follows:

		Year Ended November 30,
		2007	2006	2005
U.K.	Current	$—	$(415)	$(1,876)
U.S.	Current	538	1,655	1,391
Other jurisdictions	Current	42	(691)	162
	Deferred	(2,305)	5,925	4,287

Total from continuing operations		$(1,725)	$6,474	$3,964

        Deferred taxes for the years ended November 30, 2007, 2006 and 2005 are stated net of $2,000, $1,670 and $5,368 of tax benefits credited directly to goodwill related to the acquisitions of ZT Automation and nStor Technologies, Inc.

        Deferred taxes for the year ended November 30, 2007 include an income tax expense of $1,389 resulting from the change in the rate of U.K. income tax enacted during the period.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

8. Income Taxes (Continued)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2007	2006
Deferred tax assets:
U.K. net operating loss carryforwards	$12,351	$753
U.S. net operating loss carryforwards	7,287	19,973
Timing difference on equity compensation	5,324	6,221
Property, plant and equipment	2,972	6,609
Other deferred tax assets	—	3,000
Less: valuation allowance	(4,347)	(17,271)

Total deferred tax assets	$23,587	$19,285
Deferred tax liabilities:
Forward foreign exchange contracts	(791)	(1,178)
Other deferred tax liabilities	(53)	—

Net deferred tax assets	$22,743	$18,107

        In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the nStor acquisition the Company acquired operating loss carryforwards of nStor Technologies Inc. These are subject to an annual limitation and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $2,940 at November 30, 2007, which is stated net of a valuation allowance of $4,347. Any release of the valuation allowance against the nStor operating loss carryforwards will be allocated to reduce goodwill arising on the acquisition of nStor. Gross deferred tax assets relating to U.S. operating loss carryforwards of $12,924 and an equal valuation allowance have been eliminated at November 30, 2007 following the Company's determination that the likelihood of recovery is remote.

        The Company adopted FAS 123R, with effect from December 1, 2005, and recorded equity compensation expense using the fair value method during the years ended November 30, 2007 and 2006. This has resulted in the recording of a deferred tax asset of $3,510 and $1,826 at the end of these periods. The realization of this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital ("APIC"). Under the previous accounting policy using the intrinsic method the Company recorded a separate deferred tax asset relating to share options. At November 30, 2007, $1,814 of this amount remains. A windfall tax benefit, totaling $1,476 was added to Additional Paid in Capital in 2005. Following the adoption of FAS 123R described below, windfall tax benefits will only be recognized when they are realized through a benefit to cash flow.

        The Company has elected to adopt the short-form method of FASB Staff Position FAS 123R-3 to calculate its pool of windfall tax benefits, as of December 1, 2005. FAS 123R prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt the

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

8. Income Taxes (Continued)

"with-and-without" intra-period tax allocation as described in EITF Topic D-32. As a result, windfall tax benefits are recognised in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefits not recognised in APIC for the years ended November 30, 2007 and 2006 as a result of adopting the "with-and-without" approach were $2,498 and $568, respectively.

        The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2007, 2006 and 2005. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. 30% rate is applied as follows:

	Year Ended November 30,
	2007	2006	2005
Provision (benefit) for income taxes at corporation tax rate	30.0%	30.0%	30.0%
Adjustment in respect of prior years	(17.2)	(4.6)	(5.6)
Nondeductible equity compensation	0.6	0.5	0.7
Other nondeductible expenses	0.6	—	0.3
Research and development tax credits	(6.5)	(2.4)	(2.6)
Foreign exchange differences	(4.7)	—	—
Effect of change in U.K. tax rate	5.3	—	—
Tax differentials on foreign income	(14.7)	(13.4)	(14.2)

Provision (benefit) for income taxes	(6.6)%	10.1%	8.6%

        The components of income (loss) from continuing operations before income taxes are:

	Year Ended November 30,
	2007	2006	2005
U.K.	$11,574	$29,511	$22,053
U.S.	2,877	2,956	2,700
Malaysia	9,987	31,668	21,100
Other	1,946	517	—

Total	$26,384	$64,652	$45,853

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through May 31, 2012. The income tax benefit attributable to this tax status was estimated to be $2,996, $9,300 and $6,188 during the years ended November 30, 2007, 2006 and 2005, respectively.

9. Equity compensation plans

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

        Previously, the Company applied APB 25 and related Interpretations, as permitted by FAS 123. Under this policy, the Company recorded non cash equity compensation expense of $828 for the year ended November 30, 2005.

        The Company and Credit Suisse, the managing underwriter for the Company's Initial Public Offering (IPO) in 2004, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company's share option, share purchase, restricted stock, restricted stock units and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,633. Lapsed and surrendered options are disregarded for these purposes. At November 30, 2007, share awards over 2,526 common shares had been granted since the IPO. Where the number of share awards which can be granted under a specific plan is subject to a limit then these limits are stated below.

Restricted Stock Units

        RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $6,121 and $3,405 has been recorded in the years ended November 30, 2007 and 2006 respectively. The calculation of the number of units expected to vest is based on management's assessment of achievement of the related performance conditions.

        Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Granted	540	25.24
Vested	—	—
Cancelled/forfeited	(29)	26.31

Non-vested restricted stock units at November 30, 2006	511	25.18	3.3
Granted	483	22.91
Vested	(93)	25.65
Cancelled/forfeited	(116)	25.24

Non-vested restricted stock units at November 30, 2007	785	23.74	3.2

Non-vested restricted stock units expected to vest at November 30, 2007	602		3.1	$8,879

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

Share Option Plans

        The Company has five plans under which employees have been granted options to purchase Xyratex Ltd common shares.

  Xyratex Ltd Approved Plan

        Options granted under this plan may have certain tax advantages for employees and vest at the earlier of a takeover or liquidation of the Company, or ratably, over a period of four years from the grant date. Options granted under the plan expire at the earlier of ten years from the date of grant, six months after a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2007, options to purchase 681 common shares were outstanding under the plan.

  2004 Plan

        Options granted under this plan vest over periods ranging from three to four years from the grant date, or earlier upon a change of control of the Company. Options granted under the plan expire at the earlier of ten years from the date of grant, 15 days after a change of control if the acquiring entity does not exchange or carry over the outstanding options, or 30 days from termination of employment with the Company. The maximum number of shares that can be issued under this plan is 5,000. As of November 30, 2007, options to purchase 812 common shares were outstanding under the plan.

  2004 Directors Stock Option Plan

        Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase Xyratex Ltd common shares to certain directors. The options vested at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares that can be issued under this plan is 60. As of November 30, 2007, options to purchase 40 common shares were outstanding under the plan.

  Chairman's Stock Option Plan

        Options under this plan vested at 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd or more than ten years after the date of grant. The maximum number of shares the Company can issue under the plan is 228. As of November 30, 2007, options to purchase 228 common shares were outstanding under the plan.

  The Sharesave Plan

        The Sharesave Plan was established in 2005. Options granted under this plan have certain tax advantages for employees. Options can only be exercised at the end of a three year period based on the amount paid by an employee into an independent savings account. The options have been granted with an exercise price at a discount of 15% to the market price and the maximum monthly contribution to this plan, stated in U.K. pounds, is £250 determined at the commencement of the three year period.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

        Sharesave Plan activity was as follows:

Grant date	March 2007	March 2006	March 2005
Exercise price	$19.71	$22.95	$14.46
Options to purchase common shares outstanding at November 30, 2005	—	—	159
Granted	—	20	—

Options to purchase common shares outstanding at November 30, 2006	—	20	159
Granted	21	—	—
Cancelled/forfeited	—	(7)	(7)

Options to purchase common shares outstanding at November 30, 2007	21	13	152

Aggregate intrinsic value	$—	$—	$43

Share Option Activity

        Options granted, exercised, canceled and expired under all of the Company's share option plans, excluding the Sharesave Plan, are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2004	3,920	$4.42
Granted	1,353	14.23
Exercised	(1,758)	3.12
Cancelled/forfeited	(38)	12.77

Outstanding at November 30, 2005	3,477	$8.82
Exercised	(990)	4.83
Cancelled/forfeited	(150)	12.67

Outstanding at November 30, 2006	2,337	$10.26
Exercised	(350)	7.86
Cancelled/forfeited	(226)	13.54

Outstanding at November 30, 2007	1,761	$10.41	5.8	$7,625

Exercisable at November 30, 2005	1,936	$3.61

Exercisable at November 30, 2006	1,428	$7.84

Exercisable at November 30, 2007	1,448	$9.59	5.5	$7,460

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

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

        The aggregate intrinsic value of options outstanding at November 30, 2007 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. Of the outstanding options at November 30, 2007, 45,000 had exercise prices that were higher than the $14.74 closing market price of the Company's common shares on that date. The weighted-average fair value of options granted in the years ended November 30, 2005 was $8.61. The total intrinsic value of options exercised during the years ended November 30, 2007, 2006 and 2005 was $4,835, $17,452 and $23,135, respectively, determined as of the date of exercise. The total fair value of options that vested during the years ended November 30, 2007 and 2006 was $237 and $3,191, respectively. The total fair value of options that were forfeited during the years ended November 30, 2007 and 2006 was $799 and $658, respectively.

        The following table summarizes information about share options outstanding at November 30, 2007:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$2.83 - $2.84	391	3.5	$2.98	391	$2.98
$5.19 - $5.20	264	4.6	$5.47	264	$5.47
$9.65 - $10.25	22	6.6	$9.98	22	$9.98
$13.51 - $14.47	1,039	6.9	$14.24	748	$14.29
$15.57 - $17.40	45	7.5	$15.80	23	$15.80

	1,761	5.8	$10.41	1,448	$9.59

Employee Stock Purchase plan

        The Company also operates an employee stock purchase plan (the "ESPP"), under which any eligible U.S. employee of the Company receives the rights to purchase the Company's shares. A purchase right entitles a participant to purchase at the end of each offering period, subsequent to the IPO each fiscal quarter, the number of common shares determined by dividing the participant's accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

        There were 31, 34 and 29 shares awarded under this plan in the years ended November 30, 2007, 2006 and 2005, respectively.

Restricted Shares

        Restricted share awards are awards of the Company's common shares that will vest in accordance with terms and conditions established by the board of directors. The board of directors may impose whatever conditions to vesting it determines to be appropriate. For example, the board of directors may set restrictions based on the achievement of specific performance goals. Unvested shares are subject to the Company's right of repurchase or forfeiture.

        At November 30, 2007 no restricted shares were outstanding. 195 restricted shares were awarded in 2005. No expense has been recorded in connection with these awards because the Company did not consider it probable that the related performance criteria would be met and the awards were subsequently forfeited.

        In addition, included in issued common shares are 280 shares which were purchased by certain directors and management in February 2004 and which were subject to repurchase by the Company at their purchase price. The repurchase restrictions lapsed and therefore the shares became vested over a four year period, with the first tranche vesting on November 30, 2004. As of November 30, 2007 all of these shares had vested. At November 30, 2006, 65 shares remained unvested. Included in equity compensation expense in the year ended November 30, 2007 is $51 relating to the vesting of these shares. The fair value of the shares which vested during the years ended November 30, 2007, 2006 and 2005 was $958, $1,485 and $1,060, respectively.

Determining Fair Value of Share Options Under FAS 123R

        Valuation and Amortization Method.    The Company estimated the fair value of share options using the Black-Scholes option valuation model and amortized the fair value using graded vesting over the vesting periods.

        Expected Life.    The expected life of awards granted represents the period of time that they are expected to be outstanding. The Company determined the expected life based on historical experience with similar awards, giving consideration to the contractual terms, vesting schedules and pre-vesting and post-vesting forfeitures. Share options granted during the year ended November 30, 2005 vest 25% per year over four years and have contractual terms of ten years. Share purchases under the share purchase plan have an expected life of three months, which is equal to the offering period.

        Expected Volatility.    The volatility factor the Company used in the Black-Scholes option valuation model was based on the Company's historical share prices since its Initial Public Offering in 2004 and the reported historical volatility of comparable companies.

        Risk-Free Interest Rate.    The Company based the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

        Expected Dividend Yield.    The Company has never paid any cash dividends on its common shares and the Company does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company used an expected dividend yield of zero in the Black-Scholes option valuation model.

        Expected Forfeitures.    The Company uses historical data to estimate pre-vesting option forfeitures. The Company records share-based compensation only for those awards that are expected to vest.

        The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year Ended November 30
	2006	2005
Risk-free interest rate	4.75%	3.75%
Dividend yield	0.00%	0.00%
Volatility	75%	80%
Expected option life	1.5 years	4 years

Equity Compensation Under FAS 123R

        The following table summarizes equity compensation expense related to share-based awards under FAS 123R for the year ended November 30, 2007.

	Year ended November 30,
	2007	2006
Equity compensation:
Cost of revenues	$1,238	$923
Research and development	2,477	1,962
Selling, general and administrative	4,342	4,309

Total equity compensation	8,057	7,194

Related income tax benefit	$2,126	$1,826

        At November 30, 2007 the Company had 1,264 non-vested share based awards that had a weighted average grant date fair value of $17.52. As of November 30, 2007, the Company had $8,709 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.7 years.

Pro Forma Information Under FAS 123 and APB 25

        Prior to the Company's 2006 fiscal year, share-based compensation plans were accounted for using the intrinsic value method prescribed in APB 25 and related Interpretations. Equity compensation of

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9. Equity compensation plans (Continued)

$828 was recorded in net income in the year ended November 30, 2005. No equity compensation was recorded where share options granted had an exercise price equal to or greater than the market value of the underlying common shares on the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company's net income and basic and diluted net income per share would have been changed to the pro forma amounts indicated below (in thousands, except for per share data):

Year Ended November 30, 2005
Net income as reported	$42,169
Add: equity compensation included in net income, net of related tax effects	828
Deduct: equity compensation determined under fair value based method for all awards, net of related tax effects	(4,981)

Pro forma net income	$38,016

Earnings per share
Basic as reported	$1.49
Diluted as reported	$1.45
Basic pro forma	$1.34
Diluted pro forma	$1.31

10. Equity—Share Capital

        The Company's authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and, 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2007 there were 29,117 common shares outstanding. No other class of shares has been issued.

        Common shares—Holders of common shares are entitled to one vote per share on all matters upon which the common shares are entitled to vote, including the election of directors The holders of common shares are entitled to receive dividends when and as declared by the Company's board of directors. Upon any liquidation, dissolution, or winding up of the Company, surplus assets will be distributed ratably to holders of common shares. There are no restrictions on these shares.

        Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2007, there were no preference shares outstanding.

        Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

10. Equity—Share Capital (Continued)

the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2007, there were no deferred shares outstanding.

11. Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's share option plans. Following the demerger of the Company's business from HIHL in 2000, the Trust holds shares of the Company. Assets held by the Trust are used to compensate current employees of the Company and former employees of HIHL and its subsidiaries. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2007 and 2006, the Trust held 298 and 444 common shares, respectively. The Trust has not made any new awards since 2004.

        Transactions between the Trust and employees of the Company, such as the granting of shares, options over shares, or cash bonuses paid to employees, have been accounted for in accordance with APB 25 before November 30, 2005 and FAS 123R thereafter, and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital. Activity related to equity based compensation awards given to employees are included in the share option and award activity in Note 9.

        The Trust pays administrative fees to the Company of $9 per year and paid part of a company bonus of $144 in the year ended November 30, 2005.

        The Company set up a new employee benefit trust in June 2004. This trust holds 112 common shares in Xyratex Ltd, included in unissued shares at November 30, 2007. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company granted during the year ended November 30, 2005.

12. Short-term Borrowings and Long-term Debt

        As of November 30, 2007, the Company has credit facilities with a major U.K. financial institution (the "Bank") under which it has a revolving line of credit which expires in December 2008 of up to $30,000 and an overdraft facility of up to $15,000. No amounts are outstanding under these facilities at November 30, 2007. Any amounts borrowed under the revolving line of credit facility would be repayable in 2008. Any amounts borrowed under the overdraft facility would be repayable on demand.

        Interest is payable at between 0.6% and 1.25% above LIBOR on the revolving credit facility, depending on the level of debt relative to operating income. Interest is payable at 0.75% above LIBOR on the overdraft facility and the term loan. Amounts under the revolving credit and overdraft facilities may be borrowed in U.K. pounds or U.S. dollars and separate currency LIBOR rates apply for each currency. The revolving credit facility contains restrictive covenants that, among other provisions, require compliance with certain financial covenants including levels of income from operations relative to net interest and tangible net assets as determined in accordance with accounting principles generally accepted in the U.S. The facilities are collateralized by substantially all of the assets of the Company.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

13. Financial Instruments

        The Company's principal financial instruments, other than derivatives, comprise short-term borrowings, cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company's operations. The Company does not hold financial instruments for trading purposes.

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

        The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of FAS 133, the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedge qualifying relationships are highly effective in offsetting changes in the cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less.

        The Company reclassified a gain of $2,774 net of tax of $1,189 from AOCI to earnings during the year ended November 30, 2007 due to the realization of the underlying transactions. Such amounts were recorded as selling, general and administrative expense. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current assets, to AOCI of $1,847, net of tax of $791 for the year ended November 30, 2007. For the year ended November 30, 2006 the Company recorded in other current assets, movements to AOCI of $2,774, net of tax of $1,189. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twelve months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

        The following table shows derivatives existing as of November 30, 2007 and November 30, 2006:

	November 30,
Derivatives between U.K. pound and U.S. dollar
	2007	2006
Forward exchange contracts and options	$63,344	$43,294
Fair value of contracts—asset	$2,440	$3,762
Carrying value of contracts—asset	$2,440	$3,762
Average rate of contract	$1.98	$1.80
Period end rate	$2.06	$1.95
Maximum period of contracts (months)	12	12

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

13. Financial Instruments (Continued)

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar
	2007	2006
Forward exchange contracts and options	$5,000	$6,500
Fair value of contracts—asset	$196	$46
Carrying value of contracts—asset	$196	$46
Average rate of contract	$0.29	$0.28
Period end rate	$0.29	$0.28
Maximum period of contracts (months)	6	12

Fair values

        The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values.

14. Commitments and Contingencies

        Operating Lease Commitments:    The Company leases certain real and personal property from both unrelated third parties and a former related party (see Note 17). Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2007 are as follows:

	Related party	Other	Total
Year Ending November 30:
2008	$5,076	$2,342	$7,418
2009	4,765	2,114	6,879
2010	1,765	1,605	3,370
2011	500	842	1,342
2012	500	468	968
2013 and thereafter	500	265	765

Total minimum payments required	$13,106	$7,636	$20,742

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $7,199, $6,342 and $5,592 for the years ended November 30, 2007, 2006 and 2005, respectively.

        These expenses include $4,584, $3,732 and $3,319 for the years ended November 30, 2007, 2006 and 2005, respectively to a former related party (Note 17).

        Customer Indemnity.    As an element of standard customer contracts, the Company includes certain clauses that indemnify the customer against liability and damages, including legal defense costs, which might arise from claims of patent, copyright, trademark or trade secret infringement by the products manufactured by the Company.

        Contingencies.    The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters that arise in the ordinary course of business. There are no

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

14. Commitments and Contingencies (Continued)

such matters pending that the Company expects to be material in relation to its business, consolidated financial position, results of operations or cash flows.

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2007:

Amount of liability
Balance at November 30, 2004:	$1,919
Acquisition of businesses	303
Accruals for warranties issued during the year	2,046
Settlements made during the year	(1,723)

Balance at November 30, 2005:	$2,545
Accruals for warranties issued during the year	3,280
Settlements made during the year	(2,669)

Balance at November 30, 2006:	$3,156
Accruals for warranties issued during the year	3,099
Settlements made during the year	(2,712)

Balance at November 30, 2007:	$3,543

15. Supplemental Cash Flow Information

        Cash paid for income taxes was $816 and cash received was $359 for the year ended November 30, 2007. Cash paid for income taxes was $1,004 and cash received was $541 for the year ended November 30, 2006. Cash paid for income taxes was $1,733 and cash received was $1,407 for the year ended November 30, 2005. Cash paid for interest was $295, $716 and $450 for the years ended November 30, 2007, 2006 and 2005, respectively.

        Proceeds from the exercise of share options were $2,905, $3,610 and $2,175 for the years ended November 30, 2007, 2006 and 2005 respectively.

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

16. Segment Information (Continued)

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

        The following tables reflect the results of the Company's reportable segments under the Company's management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include the non-cash equity compensation charge. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Year Ended November 30,
	2007	2006	2005
Revenues:
Networked Storage Solutions	$693,990	$598,752	$415,379
Storage Infrastructure	237,643	384,881	264,230

Total Segments	$931,633	$983,633	$679,609

Gross profit:
Networked Storage Solutions	$100,573	$82,762	$64,831
Storage Infrastructure	69,716	115,447	79,463

Total Segments	170,289	198,209	144,294
Non cash equity compensation	(1,238)	(923)	—

Total	$169,051	$197,286	$144,294

Depreciation and amortization:
Networked Storage Solutions	$12,238	$7,864	$4,874
Storage Infrastructure	6,981	6,390	4,618

Total Segments	19,219	14,254	9,492
Corporate	1,768	974	420

Total	$20,987	$15,228	$9,912

        Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income from continuing operations before income taxes as reported by the Company for all periods presented also includes total operating expenses, other income and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

16. Segment Information (Continued)

Geographic Information

	United States	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2007	$562,869	$167,698	$197,790	$3,276	$931,633
Year Ended November 30, 2006	$563,183	$126,528	$292,748	$1,174	$983,633
Year Ended November 30, 2005	$373,621	$104,479	$201,509	$—	$679,609
Long-lived assets (all non-current assets):
November 30, 2007	$8,952	$70,753	$11,454	$437	$91,596
November 30, 2006	$9,110	$73,432	$9,606	$432	$92,580
November 30, 2005	$6,107	$62,055	$8,056	$329	$76,547

17. Related parties

        The Company sold its U.K. property in 2000 as part of demerger of a predecessor holding company. As part of the demerger the terms of leases of this property, were agreed. The Company continues to occupy this property and although the landlord of this property is not a related party at November 30, 2007 the terms of the leases were agreed before the demerger or when the landlord and the Company had substantially common ownership. The amounts paid for rent and related services was $4,584, $3,732 and $3,319 for the years ended November 30, 2007, 2006 and 2005, respectively.

18. Subsequent events

        On January 14, 2008 the Company commenced a share buy-back program. The Company has announced that it will purchase its own shares up to a value of $30 million and it is anticipated that the repurchase will take place over a period of up to one year. At January 31, 2007 the Company has purchased 169,000 shares at a total value of $2,612.