Form 20-F
period 2008-11-30
XYRATEX LTD
filed 2009-02-18
CIK 1284823

Use these links to rapidly review the document

INDEX OF FINANCIAL STATEMENTS

XYRATEX LTD

ANNUAL REPORT FOR THE YEAR ENDED

NOVEMBER 30, 2008

As filed with the Securities and Exchange Commission on February 18, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended November 30, 2008
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

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

29,262,411 common shares, par value $0.01 per share

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

Yes ☒        No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐    Accelerated filer ☒    Non-accelerated filer ☐

          Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

          If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☐

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

        Our business began as part of IBM in 1966. We conducted our business as a manufacturing and development operation until December 1994, at which time we separated from IBM in a management buy-out. Today Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The Company designs and manufactures enabling technology that provides original equipment manufacturer (OEM) and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

        In this Annual Report, except as otherwise indicated or as the context otherwise requires, the "Company", "Group", "Xyratex", "we", "us" and "our" refers to Xyratex Ltd and its subsidiaries.

INDUSTRY DATA

        In this Annual Report, we refer to information regarding the Networked Storage Solutions Market and the Storage Infrastructure Market from the following independent research companies: Coughlin Associates; International Data Corporation or IDC; and, TrendFocus.

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

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

Item 3A:    Selected Financial Data

        The selected historical consolidated statement of operations data for the years ended November 30, 2006, 2007 and 2008 and balance sheet data for the years ended November 30, 2007 and 2008 presented below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2004 and 2005 and balance sheet data for the years ended November 30, 2004, 2005 and 2006 presented below have been derived from the audited consolidated financial statements not included in this report.

        Xyratex Ltd became our parent company immediately prior to the closing of our initial public offering on June 29, 2004. Prior to this date our parent company was Xyratex Group Limited. For the periods from December 1, 2003 to June 29, 2004 the selected historical financial data represent the results of operations and financial position of Xyratex Group Limited.

	Year Ended November 30,
	2008	2007	2006	2005	2004
	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Networked Storage Solutions	$855,770	$693,990	$598,752	$415,379	$318,692
Storage Infrastructure	193,946	237,643	384,881	264,230	140,322

Total revenues	1,049,716	931,633	983,633	679,609	459,014

Gross profit:
Networked Storage Solutions	107,275	100,573	82,762	64,831	56,282
Storage Infrastructure	52,566	69,716	115,447	79,463	46,174
Non-cash equity compensation(1)	(1,264)	(1,238)	(923)	—	(7,827)

Total gross profit	158,577	169,051	197,286	144,294	94,629

Operating expenses:
Research and development:
Development arrangement(2)	—	—	—	—	(6,000)
Non-cash equity compensation(1)	2,469	2,477	1,962	—	23,959
Other	83,428	75,082	69,429	54,327	37,429

Total research and development	85,897	77,559	71,391	54,327	55,388

Selling, general and administrative:
Non-cash equity compensation(1)	3,913	4,342	4,309	828	136,363
Other	59,773	57,635	56,140	38,014	28,005

Total selling, general and administrative	63,686	61,977	60,449	38,842	164,368

Amortization of intangible assets	4,882	7,304	5,123	3,218	1,169
Impairment of goodwill	34,256	—	—	—	—
In process research and development	—	—	—	3,230	852
Other costs(1)	—	—	—	—	2,388

Total operating expenses	188,721	146,840	136,963	99,617	224,165

Operating income (loss)	(30,144)	22,211	60,323	44,677	(129,536)

Other income	—	890	3,167	—	—
Interest income (expense), net(3)	1,618	3,283	1,162	1,176	1,052

Income (loss) from continuing operations before income taxes	(28,526)	26,384	64,652	45,853	(128,484)
Provision (benefit) for income taxes	19,383	(1,725)	6,474	3,964	(6,239)

Net income (loss) from continuing operations	(47,909)	28,109	58,178	41,889	(122,245)
Income (loss) from discontinued operations	—	—	—	280	(12,924)

Net income (loss)	$(47,909)	$28,109	$58,178	$42,169	$(135,169)

Net earnings (loss) from continuing operations per common share and class B preferred ordinary share—basic(4)	$(1.64)	$0.97	$2.03	$1.48	$(6.72)
Net earnings (loss) per common share and class B preferred ordinary share—basic(4)	$(1.64)	$0.97	$2.03	$1.49	$(7.43)
Net earnings (loss) from continuing operations per common share and class B preferred ordinary share—diluted(5)	$(1.64)	$0.94	$1.97	$1.44	$(6.72)
Net earnings (loss) per common share and class B preferred ordinary share—diluted(5)	$(1.64)	$0.94	$1.97	$1.45	$(7.43)

(1)
In accordance with U.S. GAAP, we recorded a non-cash equity compensation expense of $168.1 million in continuing operations and $12.9 million in discontinued operations in our 2004 fiscal year in connection with our initial public offering. These expenses resulted from the removal of transferability restrictions on the shares and options as a consequence of the initial public offering. We also recorded expenses of this transaction totaling $2.4 million in our 2004 fiscal year.

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

(4)
Based on the weighted average (in thousands) of 29,157, 28,985, 28,663, 28,329 and 18,195 Xyratex Ltd common shares and Xyratex Group Limited, class B preferred ordinary shares outstanding for the years ended November 30, 2008, 2007, 2006, 2005 and 2004, respectively. The computation of earnings per share in the year ended November 30, 2004 does not include outstanding Xyratex Group Limited class A preferred ordinary shares, which were subject to transferability restrictions that lapsed on the earlier of an initial public offering or a sale or liquidation of Xyratex Group Limited. Under U.S. GAAP, these shares are not treated as outstanding when computing net earnings per share.

(5)
Based on the weighted average (in thousands) of 29,157, 29,866, 29,604 and 29,031 Xyratex Ltd common shares outstanding for the years ended November 30, 2008, 2007, 2006 and 2005, respectively. The number of shares used in the computation of diluted earnings per share for the year ended November 30, 2004 is the same as that used in the computation of basic earnings per share.

	As of November 30,
	2008	2007	2006	2005	2004
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$28,013	$70,678	$56,921	$41,240	$63,495
Working capital	145,653	161,922	129,320	74,284	90,847
Total assets	373,187	410,275	375,680	301,290	205,242
Short-term borrowings and current portion of acquisition note payable	—	—	4,000	7,000	6,000
Long-term debt and acquisition note payable, net of current portion	—	—	3,000	7,000	11,000

Total debt	—	—	7,000	14,000	17,000

Total shareholders' equity	$213,589	$273,261	$234,494	$161,382	$116,701

Number of shares issued and outstanding:
Common shares	29,146	29,117	28,793	28,437	28,043

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

        We derive a substantial portion of our revenues from a relatively small number of customers. Our top customers by revenue are NetApp, Seagate Technology and Western Digital. In our 2008 fiscal year, sales to these customers accounted for 54%, 9% and 7% of our revenues, respectively. In our 2007 fiscal year, these customers accounted for 56%, 12% and 12% of our revenues, respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

        In 2006, Seagate acquired Maxtor Corp, which was an emerging customer of Xyratex. This represented a significant consolidation in the disk drive marketplace and created a reduction in demand for our products in 2007 and 2008. Further industry consolidation involving our customers could also result in a reduction in demand for our products. In particular, if one of our major customers is acquired by one of its competitors that is not one of our customers our business with that major customer could reduce or cease altogether. The new parent company may impose a divergent strategy away from our existing technology base, potentially resulting in the loss of business to Xyratex.

        In 2008, we reached an agreement with NetApp which enabled them to utilize contract manufacturers, under license, as an alternative source for a proportion of the products we supply. Any large penetration of contract manufacturers into this account could adversely affect our revenues and financial condition.

        Our customers operate in an industry that experiences frequent volatility. If any of our top customers were to suffer financial difficulties, whether as a result of downturns in the markets, loss of market share in which they operate or otherwise, our financial condition could be significantly harmed.

         The recent global financial crisis could negatively impact our business.

        Recently, the credit markets and the financial services industry have been experiencing a period of unprecedented turmoil and upheaval characterized by the bankruptcy, failure, or sale of various financial institutions. The ongoing global financial crisis affecting the banking system and financial markets has resulted in a severe tightening in the credit markets, a low level of liquidity in financial markets, and volatility in credit and equity markets.

        This financial crisis may negatively impact our business and financial condition in ways that we currently cannot predict. For example, we may not be able to utilize our credit facilities with HSBC if we are unable to comply with the associated financial covenants. In addition, the uncertainty about current and future global economic conditions caused by the financial crisis may cause consumers, businesses and governments to defer purchases in response to tighter credit, decreased cash availability and declining customer confidence which may negatively impact the demand for our products. Likewise recent tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in supplies, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced sales. Furthermore, a further decline in our share price or significant adverse change in market conditions could require us to take a further material impairment charge related to our assets.

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

        We sell our Networked Storage Solutions (NSS) products primarily to original equipment manufacturers, or OEMs, and our Storage Infrastructure (SI) products primarily to disk drive manufacturers. As a result, the quantity of products that we sell is significantly affected by our OEM customers' volume requirements, over which we have little control. We are subject to continued pricing pressures from our customers, particularly our OEM customers. If these volume requirements decrease or pricing pressures increase, our financial condition could be significantly harmed.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income (Loss)
	(unaudited) (U.S. dollars in thousands)
First Quarter 2007	$236,407	$10,115
Second Quarter 2007	213,025	2,001
Third Quarter 2007	234,214	4,266
Fourth Quarter 2007	247,988	11,727
First Quarter 2008	217,054	(2,219)
Second Quarter 2008	266,455	2,244
Third Quarter 2008	280,780	7,813
Fourth Quarter 2008	$285,427	$(55,747)

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

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including Dot Hill Systems Corp., Sanmina-SCI trading as Newisys and LSI Corporation. Additionally we are starting to see more competition arise from larger suppliers, such as EMC and Hitachi, as the lines between enterprise storage and middle tier storage begin to blur. EMC and others are expanding down into our middle to low tier NSS markets, where there is significant growth, and lower tier suppliers may also attempt to expand upwards to achieve better margins for their products;

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

  •
  in-house development efforts by existing and potential customers, particularly in the SI market; and

  •
  collaborations between in-house development teams and a combination of EMS, contract electronic manufacturing (CEM) or emerging technology companies.

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

        Virtually all of our products find application in data storage and in the establishment and operation of data communication networks. If the growth that we and others have forecasted in the data storage and data communication networking markets does not occur due to the current macroeconomic conditions or other reasons at the rate we expect, our business may be significantly harmed.

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

        We may also need to assert claims against others in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, and we cannot be sure that we would prevail in any future litigation. For example, in July 2008 we filed a complaint against Teradyne, Inc in connection with our belief that they are breaching one of our patents in connection with their intention to supply a disk drive test product. Teradyne's response has included an indication of their intention to add counter claim patents to the action. Any litigation of this nature, whether or not determined in our favor or settled by us, would be costly and could divert valuable company resources. The enforcement by third parties of their intellectual property rights against us or the failure to successfully protect our intellectual property rights could significantly harm our financial condition.

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

        The markets for our products are also characterized by technological change driven in part by the adoption of new industry standards. These standards coordinate the natural competitive behavior within the technology spaces and provide mechanisms to ensure technology component interoperability can occur. If any of our markets or technology space becomes completely defined by such standards it would reduce any capability for differentiation or innovation and our affected products would revert to commodity status. This could lower the barriers to entry to our market away from our specialist research and development skills and enable entry for the general-purpose design skills found in some large EMS and CEM companies. Commodity markets are driven by extremely low margins and very aggressive competitive pricing. If our market becomes more commoditized and we fail to deliver innovative value-added alternatives to our customers we will have great difficulty competing against the larger EMS and CEM companies and our financial condition could be harmed.

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

  •
  the impact of a natural disaster affecting a large geographical region, for example, the Asian earthquake and resulting widespread tsunami in 2004, could affect either supply lines, our ability to produce products internally or our customers ability to pay or purchase new products; and

  •
  the world is experiencing sustained levels of unusual weather patterns in all geographies, which could deteriorate further in the future. As a global operation, we are affected by any adverse weather patterns that cause us to invest in extensive plant and machinery to protect our buildings and production operations across the globe or which adversely affect our ability to ship on time to customers, design product, receive material, or relocate out of a specific geography.

        The occurrence of any of these events could significantly harm our financial condition.

         We have experienced operating losses in the past and there can be no assurance that we will be profitable in the future. We do not currently anticipate paying any dividends on our common shares.

        We recorded operating losses of $30.1 million and $129.5 million in our 2008 and 2004 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions and therefore we will need to generate significant revenues in order to maintain profitability. We cannot assure you that we can achieve operating income on a quarterly or annual basis in the future.

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

        Failure by us to accurately estimate product demand could cause us to incur expenses related to obsolescence or devaluation of unsold inventory. Due to the nature of our sales arrangements and supply and production arrangements, we may carry a significant amount of unsold inventory. As part of our internal controls, we have comprehensive inventory controls which include management approval for significant inventory purchases and monthly reviews of inventory levels and obsolescence. In the final quarter of our 2008 fiscal year we recorded reserves related to inventory obsolescence of approximately $5 million as a result of reduced forecast demand for our products. This was primarily related to the effect of a deterioration in the world economy on the markets we serve. Historically our costs related to obsolescence have been less than 0.5% of revenues. If we fail to accurately estimate product demand, our inventory may lose value or become obsolete before it is sold. This may require us to increase our reserves for obsolete inventory which could significantly harm our financial condition.

         If our Malaysian subsidiary ceases to receive favorable tax treatment by the Malaysian government we may be subject to tax liability that could significantly harm our financial condition.

        A large proportion of our revenues for sales of disk drive manufacturing equipment are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government, currently in force until May 2012. We are also applying for a similar incentive in relation to our storage subsystem products. Our favorable tax treatment in Malaysia is dependent upon the success of the new application and on meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

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

        The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive (RoHS Directive), which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead, which is currently used in some of the products we manufacture. China has introduced similar legislation being the "Administration on the Control of Pollution Caused by Electronic Information Products" (China RoHS), with further similar such legislation anticipated in the future by other countries. We have modified our manufacturing processes to eliminate these hazardous materials from our products and based on information available to us we have complied with the RoHS directive since the new restrictions came into force on July 1, 2006. Moreover, we believe we have complied with the currently defined China RoHS requirements. By working closely with our suppliers to redesign or reformulate their components containing the hazardous substances we have reduced or eliminated these materials from our products. However, if we do not continue to comply with these directives in the future, we may suffer a loss of revenue, be unable to sell in certain markets or countries and suffer competitive disadvantage.

        The European Parliament has enacted the Waste Electrical and Electronic Equipment Directive, (WEEE Directive), which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. To meet certain legal requirements under the WEEE Directive, Xyratex has become a member of a business to business recycling scheme. Similar laws and regulations have been or may be enacted in other regions including the United States, China and Japan. These new restrictions may expand the list of banned hazardous substances or reduce the level of acceptable concentrations of other materials in our products. Although we do not anticipate any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing or future laws will not have a material adverse effect on our business.

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

        We have recently completed our evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2008, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management's time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

         There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

        The consolidated financial statements included in the periodic reports we file with the SEC are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.

         Changes in securities laws and regulations have increased and may continue to increase our costs.

        Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the Securities and Exchange Commission (SEC), have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. In particular, we are incurring additional administrative expense to comply with Section 404 of the Sarbanes-Oxley Act, which requires management and our Independent Registered Public Accounting Firm to report on our internal control over financial reporting.

        In addition, The NASDAQ Stock Market LLC, on which our shares are listed, has also adopted comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. These developments may also make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficultly attracting and retaining qualified board members and executive officers, which would adversely affect our business.

         If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our shares adversely, our share price and trading volume could decline.

        The trading market for our common shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our shares, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

         Fluctuations in the price and volume of shares of technology companies or of listed companies generally could result in the volatility of our share price.

        We are a storage and networking technology company. Stock markets generally have recently experienced extensive price and volume fluctuations, and the market prices of securities of technology companies in particular have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our share price has been subject to significant volatility and the price fell by 81% in the final quarter of our 2008 fiscal year, largely reflecting the market for shares such as ours. These market fluctuations are likely to continue to result in extreme volatility in the price of our common shares. You should also be aware that price volatility may be more pronounced if the trading volume of our common shares is low.

         Our principal shareholders and management own a significant percentage of our company and will be able to exercise significant influence over our company, and their interests may differ from those of our other shareholders.

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 33% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

Company Overview

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

        Our NSS products provide modular, highly scalable, high-speed, high-density, reliable, and flexible data storage. Our hard disk drive (HDD) based storage subsystems support a range of high-speed communication technologies to demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs to be created from a standard set of interlocking technology modules. Using data published by the independent research company International Data Corporation, or IDC, on the number of terabytes shipped in 2007 and 2008, we estimate that we are responsible for between 13 and 15% of the worldwide external storage systems terabyte shipments through our original equipment manufacturers (OEM) customer base. This amounted to approximately 1,169 petabytes in 2008, an increase from 662 in 2007 and 399 petabytes in 2006. A terabyte and a petabyte are units of measurement equal to one thousand and one million gigabytes (GBs) of information, respectively. This significant growth was further validated by IDC's Worldwide Disk Storage Systems 2007 Vendor Shares Report: A Year in Review (Doc #213916, October 2008), which showed Xyratex as the world's second largest OEM Supplier in 2007 by revenue.

        Our SI product portfolio includes process and test equipment utilized in disk drive head fabrication, disk drive substrate and media manufacturing and disk drive final assembly and test. The company estimates that over 760,000 HDDs are formatted and qualified each day on SI equipment. Based on the September 2008 bi-annual HDD capital equipment report from the independent market research firm Coughlin Associates, we also estimate that our overall SI revenue represents approximately 11% of the HDD industry's capital equipment spending.

        We have over 25 years of experience in research and development relating to HDDs, storage systems, high-speed communication protocols and manufacturing process technology. This experience has enabled us to establish long-term, strategic relationships with customers and related technology suppliers. We believe that we have been first to market with several data storage system and test equipment products that complement our customers' core competencies and objectives. For example, we were first to market with an automated test process solution for the HDD manufacturing industry and first-to-market with the introduction of a switch to replace the traditional Fibre Channel (FC) loop architecture in a storage subsystem. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect. In 2006, following the successful integration of nStor technology, we began shipments in volume of captive Redundant Array of Independent Devices

(RAID) technology and were first to volume ship mixed SAS/SATA storage systems (where SAS stands for Serial Attached SCSI, SCSI stands for Small Computer System Interface, and SATA stands for Serial Advanced Technology Architecture). Our leadership position continues to be enhanced with our first to market advantage of both the 4 Gigabits per second (Gb/s) FC system delivered in 2007 and the announcement in 2008 of 8Gb/s FC host connectivity.

        Xyratex continues to be committed to protecting our planet and reducing our carbon footprint through responsible product development, active waste management, and encouragement of environmental stewardship throughout the organization. Xyratex products are designed for energy efficiency and new feature and function introduced in 2008 further reduces power consumption, deepening our commitment to the customer and to the environment.

        Our storage subsystem and process equipment products enable our customers to improve asset utilization, reduce capital costs, improve energy efficiencies, and better focus on their value-added objectives.

        Our patent portfolio continues to reflect our innovation with 429 filings worldwide. In addition, we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets.

        We have research and development, manufacturing and sales operations in the United States, Asia and Europe. Our research and development activities are located in the United Kingdom, the United States, Singapore, Malaysia and India, enabling us to optimize skill mix and costs. In the same regions, we also have manufacturing locations, while we support our customers there and in a number of other Asian locations. We continually look for efficiencies and improvements in supply lines that can benefit our customers. For example, we have recently established NSS product manufacturing in Malaysia as our customers' demand in the Asia region increases. We also review our technology suppliers and sources to optimize operational and development costs.

        We sell our NSS products primarily to OEMs, and our SI products primarily to HDD manufacturers or their component suppliers. We form long-term strategic relationships with our customers, which include such names as NetApp, Dell, IBM, Seagate Technology, and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

        We believe that we derive advantages from the technology and skill synergies and requirements across our NSS and SI business segments. Both segments require the integration of many types of high-speed HDD technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

        Worldwide storage demand continues to increase, despite the economic uncertainties. This is largely driven by the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications, e-mail communications, the Internet and multimedia applications, which have collectively fueled an increase in demand for data storage capacity. The adoption of virtualized technologies, the replication of information to improve recoverability, data retention mandates, as well as the significant growth in the creation and archiving of unstructured data (fixed content) in both traditional business and emerging internet—based businesses changes the scope and the type of storage systems that need to be deployed to customers. This growing diversification of markets and customers, coupled with the recent downturn in the market, creates both challenges and opportunities for Xyratex. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to recent IDC data, shipments of storage in terms of terabytes are expected to increase at a compound annual growth rate (CAGR) of 48.1% through 2012, reaching 43.0 million terabytes in 2012 (Economic Crisis Response: Worldwide Disk Storage Systems 2008-2012 Forecast Update, IDC #216074, January 2009).

        The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating HDDs, requiring an increase in both HDD unit volumes and average storage capacities. Much continues to be written about the competition that HDDs face from NAND Flash based drives called SSDs (Solid State Drives). While we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, we are also monitoring and embracing the SSD market. As many of our customers have expressed interest in the adoption of SSDs, we are currently working with SSD providers and evaluating solutions potentially involving this technology. We believe that SSDs do already show today a competitive advantage in two market niches: (a) very low density storage, where the HDD base cost does not favorably compete with the low-end SSD cost, determined mostly by the NAND chip cost and therefore scalable down to fairly low prices for very low densities; and (b) very high-speed enterprise applications, where individual high-end SSDs can substitute multiple high-speed HDDs, while reaching competitive total costs of ownership and generally higher IOPS (Input/Output operations Per Second), since SSDs have negligible latency due to the absence of moving mechanical parts. These SSD market niches are expected to remain relatively small in the years to come. While HDD unit shipments are expected to reach 571 million in 2008 growing to 850 million in 2012, in the latter year SSD unit shipments were forecasted to be only 85 million (TrendFocus Information Services Annual Report 2008).

        In addition to the growth in data volume, the market for data storage products and services is also affected by the variety in data sources and purposes within the enterprise and consumer markets. Businesses face the challenge of managing the accessibility, prioritization, and protection of data in a cost-efficient manner. We believe that the realization that not all data is of equal value is driving a proliferation of disk drive storage and networking technologies developed to address different data management requirements. We also believe that businesses are now increasingly focusing on the issues surrounding increasing power consumption and thermal management to maintain compliance with emerging environmental legislation and reduce energy costs. This increased storage requirement and proliferation of storage technologies lead us to believe that there is a growing opportunity for outsourced product and service offerings within the data storage and Information Technology (IT) marketplace. According to IDC in a preliminary forecast, IT storage revenues will experience relatively flat revenue growth. The projected revenues from all storage hardware, software and services, within the information technology or IT sector, are expected to grow from $76.3 billion in 2008 to $88.7 billion in 2012 (Economic Crisis Response: Worldwide Disk Storage Systems 2008-2012 Forecast Update, IDC #216074, January 2009. Economic Crisis Response: Worldwide Storage Software 2008-2012 Forecast Update, IDC #215774, December 2008, Economic Crisis Response: Worldwide Storage Services 2008-2012 Forecast Update, February 2009).

  NSS Industry Overview

        There are a number of dynamics that affect the market for the NSS division's storage subsystem products and services, some of which, we believe, are as follows:

  •
  OEM outsourcing of storage products typically takes place at the time of technology transitions.

  •
  Continued growth of networked storage (both Networked Attached Storage or NAS and Storage Area Networks or SAN) rather than direct attached storage.

  •
  High Capacity/Low Cost Disk Storage as a growing segment of the market.

  •
  Compliance and regulatory policies continue to drive increased need for storage.

  •
  Power efficiencies needed to support global environmental initiatives and pressures.

  •
  High performance storage solutions are key to addressing markets such as video and rich media markets.

        OEM outsourcing of storage products typically taking place at the time of technology transitions:    Technology transitions provide opportunities to introduce new products such as the transition of FC based storage systems to SAS which is well established in internal disk drive interfaces of servers. We believe that we were first to market with 4 Gb/s technology and analysts confirmed that we were the first to announce 8 Gb/s FC technology leadership. Our strategy is to provide new capabilities to our OEM customers on a timely basis such that they can either add their own value through other advanced functionality or package solutions to the various market segments. We expect this transition to continue into the higher price band products as well as new growth markets, providing additional opportunity for enterprise class subsystems and solutions.

        Continued growth of networked storage (both NAS and SAN) rather than direct attached storage:    Over the last few years we have seen the gradual transition from direct attached storage (typically using Parallel SCSI as its interface) to networked storage, typically employing either FC or Gigabit Ethernet. We address these markets through our OEM customers who provide both SAN and NAS storage solutions with a wide range of products. For those customers requiring direct attach connectivity, Xyratex provides SAS. Other trends, such as various forms of storage virtualization which again utilize the same base building components of disk storage subsystems with or without RAID capability, are also impacting the market. We expect that the trend toward this type of enterprise consolidation through virtualization is going to continue and to allow lower level storage systems to be utilized more readily.

        High capacity/low cost disk storage:    We believe that data retention, management of fixed content and disk-to-disk backup (and disk-to-disk-to-tape) are leading the way for the growth in capacity-oriented disk drives. From a terabyte perspective these high capacity-low cost systems are projected to grow at almost three times as fast as the performance oriented (SAS/FC). This was evidenced by IDC's mid 2008 update report which stated that the revenue for storage systems containing capacity optimized disk drive technology will grow from $5.9 billion in 2008 to $17.4 billion in 2012, representing a CAGR of 29.2% (Economic Crisis Response: Worldwide Disk Storage Systems 2008-2012 Forecast Update, IDC #216074, January 2009). The same report also stated that the petabyte shipment growth for this same segment is at 75.8% compound growth over this period. We believe that this huge growth is driven by emerging storage intensive markets such as rich media archives, healthcare and vaulting and is addressed through ultra-high disk density storage solutions such as our 48 drive enclosure with RAID 6 protection and power efficient operation.

        Compliance and regulatory storage needs:    We believe that regulatory compliance, such as the Sarbanes-Oxley Act of 2002, is a growing concern for most industries on a global basis, and is driving a significant volume of data which must be stored over an extended period of time. We are particularly seeing this in vertical markets such as health care and government.

        Power efficient global initiatives and environmental pressures:    Another key driver that we believe has grown spectacularly in importance over the past few years is the provision of power efficient or 'Green' solutions. Xyratex has invested and continues to invest in improvements in both the basic hardware capabilities and the efficient use of data storage resources to minimize power consumption (reduced cost of ownership) and also designs products to minimize ecological impact throughout a product's lifecycle. We believe that data protection, distributed environments, and disk-based backup will drive networked storage growth and that "green credentials" will be an increasingly important decision point for many customers in the future.

        High performance storage solutions addressing markets such as video and rich media markets:    We believe that the creation and distribution of entertainment content is the largest driver in the growth of digital storage. Acquisition, editing, archiving and distribution of digital content together with increasing distribution over the internet and digital cinema technology deployment all require large amounts of storage. Higher definition digital camera technology continues to replace film in movie production and high definition television channels increase both the performance and capacity demanded of storage systems.

  SI Industry Overview

        We provide capital process equipment to the HDD industry targeting three primary market segments: Head Fabrication, Substrate and Media Manufacturing, and Final Assembly and Test. SI revenue is closely linked to the HDD industry capital equipment expenditures, which are strongly correlated to the HDD industry revenue.

        The HDD industry includes vertically integrated HDD suppliers, as well as independent suppliers of magnetic heads, substrates, and media (disks). HDD industry capital equipment expenditures were estimated to be $2.51 billion in 2008 growing to $6.06 billion in 2013 (Coughlin Associates, 2008-2013 Capital Equipment and Technology Report for the Hard Disk Drive Industry, September 2008).

        HDD suppliers' 2008 revenues are estimated at $36 billion and are forecasted to grow with a 7.8% CAGR to $48.6 billion in 2012. 2008 HDD units are estimated at 571 million, an increase of 13.9% from the year before, and were forecasted to increase with a 10.5% CAGR to 850 million in 2012 (TrendFocus Storage Revised Long-Term Forecast Update, August 2008).

        Various applications are driving this HDD growth (the source for the four paragraphs below are the TrendFocus Storage Revised Long-Term Forecast Update, August 2008):

        HDDs for Mobile Computing:    The mobile computing market, primarily using the 2.5" disk, is expected to grow faster than that for desktop computers, because the price and performance of laptops continue to improve at a time when user's mobility keeps rising. In 2008, HDDs for portable computer applications grew 34% to 191.9 million and were forecasted to grow with a 23% CAGR to 405 million in 2012.

        HDDs for Consumer Electronics:    DVRs (Digital Video Recorders), PVRs (Personal Video Recorders), and gaming consoles remained the HDD consumer electronics growth drivers. After being, from 2002 through 2005, the fastest growing HDD application, consumer electronics HDDs have slowed down somewhat in the years since then, mostly due to the competition from NAND Flash devices, which have significantly undermined sales and prospects for the smaller HDD form factors (1.8 inch and below). However, in 2008 consumer electronics HDDs started again to grow (12% to 88.4 million units), becoming once again the second fastest growing HDD application. Consumer electronics HDDs were forecasted to grow with a 12.2% CAGR to 139 million in 2012.

        HDDs for Enterprise Storage:    In 2008, HDDs for enterprise applications almost reached the consumer electronics growth, with an estimated 12.8% increase from 2007, to an estimated 33.68 million. Consistent with general economic conditions, directly affecting companies' willingness to renew and/or increase their IT needs, the second part of the year saw a slower growth than previously expected, and for the future these HDDs were forecasted to grow only 4.5% per year, to 37 million units in 2012.

        HDDs for Desktop Computing:    Despite being the slowest growing application, desktops remain the largest conduit for HDDs, with an estimated 257.6 million desktop HDDs sold in 2008. However, because of the shift to mobile computing, the expected growth remains limited, with only 269 million units forecasted for 2012, corresponding to a 1.5% CAGR.

        HDD unit volumes as well as the industry's transition to higher capacity HDDs directly affect our sales of testing equipment and servo track writers. Precision cleaning equipment, head test equipment and automation are more closely linked to technology changes in head fabrication, substrate manufacturing and media manufacturing. In particular, the transition to higher capacity HDDs is particularly beneficial to our HDD testing equipment because these drives require longer process test and characterization times which results in an increase in the number of servo-fill, serial input-output and interface slots. Overall, the market for HDD final testing equipment was estimated to grow, with a 23% CAGR, from $256 million in 2007 to $759 million in 2013 (Coughlin Associates, 2008-2013 Capital Equipment and Technology Report for the Hard Disk Drive Industry, September 2008).

        Disk storage capacity for any given HDD form factor, and the corresponding disk areal density (i.e., storage capacity per square inch on the recording surface of a disk), has been constantly increasing over the years. The average HDD capacity was estimated to be 311 GB in 2008 and forecasted to grow to 840 GB in 2012 (TrendFocus Storage Revised Long-Term Forecast Update, August 2008). We believe that this increase in bits per inch also increases the sensitivity of the magnetic media process to contamination, as smaller defects are capable of affecting the magnetic performance of the disk, and that this should result in increased investment cycles in precision cleaning equipment and related automation. Together with their areal density, the disks themselves, as well as the substrates they come from, have been significantly increasing over the years. In 2008, finished media (i.e., disk) shipments were estimated to grow 19.7% to just over 1 billion, while substrate sales were estimated to grow 11.5% to 1.7 billion. In 2012, media units were forecasted to grow with a 12.3% CAGR to 15 billion, while substrate units were projected to be 1.7 billion, with a 9.9% CAGR (TrendFocus Media- Substrate Revised Long-Term Forecast Update, August 2008). This increase is forecast to be reflected in additional needs for media-substrate equipment, including cleaners, which were estimated to grow, with a 19% CAGR, from $99 million in 2008 to $266 million in 2013 (Coughlin Associates, 2008-2013 Capital Equipment and Technology Report for the Hard Disk Drive Industry, September 2008).

Company Products

  NSS Products

        We design, develop and manufacture modular, highly scalable, high-speed, high-density, reliable and flexible data storage. Our storage subsystems comprise modules, such as our storage controllers and disk drive enclosures, and support a range of high-speed communication technologies and cost and performance specifications.

        Storage products can typically be differentiated by capacity, performance, price and feature set to address three market segments:

  •
  Entry-level storage products are designed for relatively low capacity, simple, stand-alone data storage needs for which price and simplicity are the main purchasing considerations—often these are the requirements of small and medium sized businesses (SMBs);

  •
  Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server or a network of servers tailored to the needs of the local users; and,

  •
  High-end or enterprise storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity storage systems that feature high performance, automation, extreme reliability, continuous availability, operating systems interoperability and global service and support.

        Our products are generally aimed at the mid-range and entry level markets. However, several of our OEMs deploy their solutions, utilizing our enclosures, in the high-end or enterprise markets.

        Our technology and design capabilities are matched by our manufacturing and configuration services to deliver a customer package unique to the industry. Our focus areas include: Strategic Alliances and Partnerships that provide industry technology leadership through organizations such as the Storage Bridge Bay (SBB) working group, the Storage Network Industry Association (SNIA), the

Green Grid and the International Disk Drive Equipment and Materials Association (IDEMA). We operate close partnerships with key suppliers both of technology and manufacturing services. To aid expansion of our available markets we embrace international industry standards, including the American National Standards Institute (ANSI), and industry collaborative standards, driving specifications such as SBB working alongside other leaders of the storage industry including Dell, EMC, IBM, LSI and NetApp.

        Our customer partnerships often include the manufacturing and supply of customer developed product elements as well as customization of more generic platforms, providing a much more cohesive bond between ourselves and the customer than that experienced with standard product sales.

        Excellent hardware design, providing highly modular, energy efficient, power and packaging, enables us to deliver a range of products either as generic design or OEM specific derivatives. Our products provide the high speed digital interfaces to multiple disk drives using FC, SAS, and SATA technologies. These interfaces are provided with redundancy and enhanced diagnostic capabilities ensuring system availability even during maintenance. Disk drives must be provided with an essentially benign physical environment with effective cooling and mechanical structure to ensure that reliability is not compromised. Improvements in the design and materials ensure maximum efficiency and device management techniques as well as end of life recyclability provide the most ecologically friendly and power efficient product. These products that we provide to OEMs are typically referred to as JBOD (Just a Bunch of Disks) subsystems. We also provide SBOD (Switched Bunch of Disks) and EBOD (Expandable Bunch of Disks) subsystems. The SBOD subsystems combine the performance and scalability of FC connectivity with the increased resiliency of a switch architecture. The EBOD subsystems combine the performance and scalability of SAS Connectivity with the increased flexibility to support high performance enterprise SAS drives and high capacity low cost SATA drives in the same system.

        We provide RAID technology to further protect users from failure of disk drives, ensuring they have 24×7 access to data. Our RAID technology provides cost effective solutions with high performance and a range of features including RAID 6 (the ability to deliver data even with two concurrent disk drive faults), and Snapshots (instantaneous point in time copies of data). Current products include a standard (5412) 12-drive system and a high performance (6412) 12-drive system. Additionally, Xyratex offers the 5404 which provides a high density RAID solution incorporating 48 terabytes of storage capacity in a 4 unit high package with high availability (redundant) controllers. These products are more complete SAN 'solutions' particularly suited to sell through channels in addition to OEMs who do not have their own RAID data protected controllers.

        Our OneStor family of products, first announced in November 2007, complies with the latest industry standard SBB Version 2 specification and incorporates dynamic cooling, high efficiency power, and modularity, allowing ourselves and our OEM customers to create a wide range of storage solutions with maximum re-use of design and components. This product range, our fourth generation of OEM subsystems, is our most modular and flexible product to date. It provides failsafe/redundant power, interconnects, cooling and serviceability. Current products include 12, 14, 16 and 24 disk drive packages. These systems offer our customers the flexibility of utilizing 3.5" drives for capacity or 2.5" drives for improved IOPS performance.

        Our application storage systems integrate Advanced Technology Extended (ATX) or SBB motherboards inside a storage enclosure integrated with the necessary device drivers, BIOS, and enclosure management software modules to fulfil many different storage application requirements. Various network connections can be integrated into the storage enclosures, making them excellent platforms to address the requirements of the healthcare, video, IP storage, data deduplication and grid storage markets.

        Our storage subsystems are internally managed by a range of firmware modules and features. These firmware modules can monitor the internal performance of the subsystem, create high-availability internal environments, communicate independently with remote service, support organizations, and integrate seamlessly with our customers' controlling software and management technology through industry standard interfaces. Increasingly we can provide this firmware both integrated within the product or independently to tightly integrate with OEM customers' own hardware and software.

        A cornerstone of our manufacturing process is our Integrated Storage Test Process (ISTP) and overall knowledge and expertise. Within our overall test process, Xyratex incorporates a certification test (CERT), which has been internally developed and has continually evolved to integrate the latest available HDDs. The process is undertaken on all our storage system products and provides a simulation of how the storage system and its HDDs will perform over an extended period of time. This process and actions taken, following the analysis of the test results, have been shown to dramatically improve early life failure rates and potential field returns.

        As an OEM supplier we extend our overall offering beyond the specific product and view the provision of an industry leading manufacturing, supply and delivery process as an essential element of our overall competitive strength.

        Our manufacturing operations based in the United States, United Kingdom, and Malaysia are tightly integrated with key suppliers primarily in lower cost regions, delivering both volume and product mix flexibility and efficiency. The modular manufacturing lines can be easily moved to the most efficient worldwide location and provide a quality and reliability of finished goods which we believe to be unsurpassed in the industry.

        Flexibility in supply has enabled us to support our customers' growth. For some customers we provide both standard products and highly customized products integrating hardware components developed by our customers. We can provide products as component elements or as complete packaged solutions directly shipping to freight consolidators.

  SI Products

        We believe we are the leading global independent provider of HDD production test equipment, media write equipment, substrate and media cleaning systems, and media automation. Over the past few years, we have provided production equipment to leading disk drive manufacturers and their component suppliers, including Western Digital, Seagate Technology, and Hitachi GST. Our SI products include the following:

        Disk Drive Production Test and Qualification Technologies.    We design and manufacture large and fully automated process test systems that incorporate mechanical and electronic hardware and firmware for controlling the HDD operating environment during final qualification and testing. This test process isolates any magnetic defects from each drive during an extensive period of testing that can exceed 100 hours for current generation high capacity HDDs. Our test systems can be configured to meet the specific requirements of individual customers and are capable of testing a full range of HDD protocols (high-speed FC, low-cost SATA, ATA and SAS) and form factors. The test systems can be configured to perform the following processes: drive formatting and qualification, interface electronics verification, and complete servo pattern writing outside a cleanroom environment. Xyratex has delivered over 2.2 million test slots and the Company estimates that these slots have qualified over 1.3 billion HDDs. While the SI division makes equipment to test large numbers of HDDs individually, the NSS division tests them both individually and as parts of storage systems. This unique in-house feedback on HDD testing issues and trends allows the SI division to understand customer needs and adapt its products accordingly.

        Media Write Technologies.    We design and manufacture complete servo track writers and their key subassemblies, using a modular approach. Servo track writers are required in the production of all the current HDDs to write digitally generated magnetic reference patterns on the surface of the disks at a very high speed. These reference patterns are used to precisely define the position of data on the disk. Our products enable the two most significant methods of servo track writing: media writing and self servo writing. Media writing is a process, conducted within a cleanroom environment, in which a stack of disks are written with servo patterns and then individually assembled into a number of disk drives. In self servo writing, the pattern is written on the disk within the drive, without using special external hardware.

        Cleaning and Contamination Control Technologies.    Our range of precision substrate and media cleaning systems represents the latest in cleaning technology and performance for the HDD industry. These systems can be customized to various substrate and media process requirements by integrating specific IP blocks developed by Xyratex. Our systems achieve very high throughputs (up to 2,000 dph, or disks per hour) while meeting demanding contamination specifications.

        Automation and Factory Control Technologies.    Our automation solutions cover all major aspects of substrate, media and final HDD processing requirements, including disk handling and tracking, cassette transport with intelligent routing, disk stacking, and process management firmware. We work closely with our customers to ensure that our solutions are designed to integrate tightly with specific production environments, yet remain modular and flexible enough to grow as needs change.

Sales, Marketing, and Distribution

        We market and sell our products primarily to leading OEMs and disk drive manufacturers, and also to a small number of other companies. We believe that we have a strong sales and marketing model that allows us to develop strategic relationships based on our technical expertise. As part of our sales and marketing activities, we attend industry trade shows and participate in industry associations and customer-sponsored events. As of November 30, 2008, we had 243 employees involved in sales, marketing and customer support activities.

        Our sales and marketing efforts focus on acquiring and deepening our relationships with new and existing customers. Our relationships with new customers frequently begin with supplying key technology components and develop into arrangements for the provision of more comprehensive technology solutions. Our sales cycle is typically long; in some cases, it can take up to 18 months for new customers to evaluate our technology and business.

        Our customers are primarily U.S companies with global operations. We ship to their operations in North America, Asia and Europe. The following table sets forth the percentage of our revenues generated from sales to customers in North America, Asia, and Europe for the past three fiscal years.

	Year Ended November 30,
	2008	2007	2006
North America	63.6%	59.0%	50.9%
Asia	20.0%	24.2%	38.2%
Europe	16.4%	16.8%	10.9%

Customers

        Our business is based on long-term strategic relationships with our customers. We have been successful in cultivating these relationships and have historically experienced a stable customer base. Our major customers are the OEMs who supply storage systems and networking products to the eventual end-user, and large corporations who supply HDDs to those OEMs.

        We have approximately 150 customers, of which the top customers by revenue are NetApp, Seagate Technology, and Western Digital. In our 2008 fiscal year, sales to these customers accounted for 54%, 9% and 7% of our revenues, respectively, a total of 70% of our revenues. During our 2007 fiscal year, our top three customers accounted for 80% of our revenues. In addition in 2008 we commenced the supply of storage subsystems to Dell and IBM. Together these two customers accounted for 10% of our revenues. The loss of any of our top customers could significantly harm our financial condition. In 2008 we established over 11 new customer accounts expected to contribute more than $0.5 million in annual revenues each.

        Our contractual relationships with our top customers are governed by framework supply agreements. Actual sales and purchases of our products are made pursuant to individual purchase orders issued under the respective framework supply agreement. Our customers issue purchase orders for the supply of specified products on an as needed basis. Each framework supply agreement sets forth the general terms and conditions governing individual purchase orders, an initial minimum price list for each of our products and a form of forecasted supply schedule for the products to be supplied. The minimum price lists and forecasted supply schedules are non-binding. We frequently issue revised price lists and issue new forecasted supply schedules. The framework supply agreements also:

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

        Our NSS division competes with companies active in providing storage subsystems and components to OEMs, including Dot Hill Systems Corp., LSI Corporation and Sanmina-SCI (trading as Newisys) together with larger suppliers such as EMC and Hitachi. We also face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaboration with a combination of Electronic Manufacturing Services (EMS), Contract Electronic Manufacturing (CEM) and emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

        We believe that our SI division competes with companies providing certain types of equipment to the HDD industry. Examples of these companies are Aries-MRS Inc., Flexstar Technology Inc, Speedfam Clean System (a subsidiary of SpeedFam Co. Ltd.) and Teradyne, Inc. We also believe that we face competition from internal development efforts of existing and potential customers, in collaboration with their EMS partners.

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento, San Jose, and Scotts Valley in California, United States; Seremban, Malaysia; and Havant, United Kingdom. These facilities share a common SAP Enterprise Resource Planning system and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

        We have established strategic relationships with a number of key suppliers for the supply of our core components and subassemblies, including printed circuit board assemblies, HDDs, plastic mouldings, power supplies and sheet-metal fabrication. Our production facilities are focused on material planning, high-level assembly operation, system testing and customer fulfillment activities.

ISO 9001 Registrations

        As part of IBM UK Limited, the Havant site first achieved certification to BS 5750 Part 1 (the forerunner of ISO 9001) in 1984. The Sacramento and Seremban locations achieved certification in 1999 and 2000 respectively and since then all three locations have progressed to maintain certification to the latest ISO 9001:2000 standard.

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

Research and Development

        We have over 25 years of research and development experience in disk drive development, storage systems and high-speed communication protocols. We believe that we have been first-to-market with several of our data storage subsystem and test and process equipment products. By delivering innovative technical capability we complement our customers' core competencies and objectives and, for SI products, we focus on improving the effectiveness and efficiency of our customers' production processes.

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

  •
  high speed electronics and interfaces; including current and developing network and storage related data transfer protocols such as iSCSI, FCAL, Ethernet and SAS, electronic and electro-mechanical control systems; and,

  •
  system control firmware (embedded software).

        We carry out our research and development activities in Havant, United Kingdom; Heathrow, Florida; San Jose and Scotts Valley, California, in the United States; Singapore; Seremban, Malaysia and through an outsourced provider in Hyderabad, India.

        Over the past three fiscal years, we have increased our research and development expenditures each year and have spent an aggregate of $234.8 million during this period. We have consistently maintained over 26 percent of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

        We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2008, we have engaged in 23 research and development projects related to our NSS business and 27 projects related to our SI business. Approximately 11 of these projects are focused on developing new technologies or applications and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2008, we had 123 U.S. patents granted, 68 U.S. patents pending, 77 non-U.S. patents granted and 161 non-U.S. patents pending.

        In order to enhance our intellectual property we also seek to acquire or obtain cross-licenses with industry partners. In December 2006 we entered into a cross-license with IBM. This enabled our NSS business to leverage valuable IBM intellectual property into the roadmaps of our OEM technology business. In November 2008 we entered into a cross-license agreement with Crossroads Corporation enabling us to sell products utilizing data access control mechanisms.

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

Environmental Matters

        Xyratex takes our responsibility for the environment seriously, regarding our own activities and those of our suppliers, and endeavor to support the environmental aims and initiatives of our customers. Xyratex aims to identify and minimize any negative environmental impacts of its products and business activities, specifically to ensure that:

  •
  we comply with all relevant environmental legislation and regulations;

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

        It is our policy to prohibit the use of all substances identified within the Restriction of Hazardous Substances (RoHS) Directive and the Chinese "Administration on the Control of Pollution Caused by Electronic Information Products" law (China RoHS). It is Xyratex's objective, where possible, to ensure all of its products sold within the European Union and China comply with these directives and laws. Xyratex is committed to designing for the environment to ensure all products are capable of being recycled within the requirements of national and international legislation.

        In 2007 Xyratex successfully met the requirements for ISO 14001 at its Seremban and Sacramento manufacturing locations. Since 2005 we have successfully met the compliance requirements for ISO 14001 at our U.K. research and production facility in Havant.

Legal Proceedings

        From time to time, we may become involved in legal proceedings relating to claims arising out of our operations in the normal course of business. In particular, others may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business or make claims that we infringe their intellectual property.

        In July 2008, Xyratex filed a complaint against Teradyne Inc in the United States Federal District Court in Los Angeles, California alleging that certain Teradyne disk drive test products infringe one of Xyratex's patents. The complaint was served on Teradyne in October 2008. The suit seeks temporary, preliminary and permanent injunctive relief as well as unspecified monetary damages, including treble damages, for patent infringement. Teradyne have indicated their intention to add counter claim patents to the action.

        Other than as described above we are not currently a party to any litigation or arbitration proceedings, nor are we aware of any threatened or potential legal proceedings, which could significantly harm our financial condition.

Item 4C:    Organization Structure

        Xyratex Ltd is the parent company of the Xyratex Group. Xyratex Ltd directly wholly-owns all the significant subsidiaries in the group with the exception of Xyratex International Inc., which it owns indirectly.

        The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc.	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd.	Malaysia

Item 4D:    Properties

        Our corporate offices and the center for our European research and development and production operations are located at leased premises in Havant, United Kingdom. Our U.S. research and development operations occupy leased facilities in San Jose, California and Heathrow, Florida. We maintain production operations in Sacramento, San Jose and Scotts Valley, California. In Asia, we own production and research and development operations in Seremban, Malaysia and Singapore. We also lease office space in Penang, Malaysia, Singapore, China, Thailand, and Tokyo, Japan, for sales and customer support. The following table lists significant space occupied by us as at November 30, 2008:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
U.K.	Havant	92,000	33,000	125,000
U.S.	Sacramento, California	29,000	97,000	126,000
	San Jose, California	19,000	17,000	36,000
	Scotts Valley, California	10,000	20,000	30,000
	Other US	42,000	—	42,000
Asia	Seremban, Malaysia	34,000	94,000	128,000
	Penang, Malaysia	9,000	—	9,000
	Other Asia	17,000	—	17,000

Total		252,000	261,000	513,000

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

        Our NSS products are primarily storage subsystems, which we provide to OEMs and our SI products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2008 fiscal year, sales to our top three customers, NetApp, Seagate Technology and Western Digital, accounted for 54%, 9% and 7% of our revenues, respectively. In our 2007 fiscal year, sales to these customers accounted for 56%, 12% and 12% of our revenues, respectively. We had 46 customers which individually contributed more than $0.5 million to revenues in our 2008 fiscal year and 47 in our 2007 fiscal year. At November 30, 2008 we had over 150 active customers. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2008

  •
  Revenues from sales of our NSS products continued to grow with an increase of approximately 23% in our 2008 fiscal year. This was driven by growth in demand across our customer base which we believe reflects underlying growth in the storage market and also included the benefit of revenues from two significant new customers.

  •
  Revenues from sales of SI products decreased by approximately 18%, primarily as a result of a decrease in demand from our major customers, Seagate Technology and Western Digital. Demand from Seagate continued to be negatively impacted by their acquisition of Maxtor in 2006 as described in the revenue section below. Whilst this was no longer a significant factor in the second half of 2008, revenues have been further reduced as a result of the global economic situation.

  •
  Our revenues in both segments in the fourth quarter of our 2008 fiscal year were reduced from the levels expected by the effects of upheaval in the financial markets on the macro-economic environment and the resulting impact on demand from our customers. The global recession is widely expected to continue to deepen in 2009 which is likely to lead to a reduction in our revenues and make our revenues more difficult to forecast. Our SI revenues are particularly uncertain as they are dependent on capital expenditure by our customers which is dependent on growth in demand for unit volume and storage capacity of disk drives. We therefore believe that our revenue is likely to decline in our 2009 fiscal year. However, we believe the opportunity for a return to revenue growth in the longer term remains for both our segments, with the underlying market for our products underpinned by a continued growth in the demand for data storage capacity.

  •
  Gross margins decreased from 18.1% to 15.1% due primarily to the reduction in our NSS gross margins, but also as a result of segment mix. NSS gross margins decreased from 14.5% to 12.5% primarily as a result of specific provisions resulting from a reduction in demand in our fourth quarter. These margins were also lower due to an increase in labor and overhead costs required to maintain production levels following the implementation of the new SAP Enterprise Resource Planning (ERP) system in June 2008.

  •
  Our expenditure on research and development increased by 10.8% as we continued to develop new products for both of our operating segments including our OneStor storage subsystem and a new production test system targeted at 2.5 inch disk drives. This increased investment was based on the opportunities we saw from an expectation of growth in the markets we serve. Following the changed economic environment in the final quarter we have been reassessing our cost base in research and development and other areas. In our 2009 fiscal year we have commenced a cost reduction exercise which includes a 7.3% reduction in our worldwide employee headcount, including an 11.6% reduction in our combined U.S. and U.K. employee headcount. We intend to ensure that we continue to develop our technology base to support our customers and be able to take advantage of market improvements when they occur. The cost reduction activities are expected to result in restructuring costs of $3.3 million and annual cost savings compared to the costs that would have been incurred without the cost reduction exercise, of approximately $24 million, of which approximately $11 million relates to cost of revenues and the remainder relates to other operating expenses. We will continue to review our cost base as the economic situation develops.

  •
  As a result of the annual impairment review of goodwill required by Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets", we determined that the goodwill resulting from acquisitions made in 2004 and 2005 with a book value of $34.3 million had been fully impaired. Therefore, an expense of this amount is included in our income statement for the 2008 fiscal year. This impairment is primarily the result of the effect of the global economic environment on our business forecasts and also reflects the consequential recent decline in our share price. Further details are provided below in the section relating to impairment.

  •
  The provision for income taxes of $19.4 million in our 2008 fiscal year includes a $19.9 million valuation allowance against U.K. deferred tax assets. The impact of the global economic environment on our actual and forecast results when combined with our legal and tax structure resulted in the judgment of management that a 100% valuation allowance was required in respect of this asset as it no longer met the more likely than not threshold for recognition.

  •
  The recording of a $47.9 million net loss for the 2008 fiscal year compared to $28.1 million net income for 2007 arose primarily as a result of the impairment of goodwill, the valuation allowance against the U.K. deferred tax asset, the reduction in SI revenues and the additional provisions affecting NSS gross margins. All of these were primarily the result of the deteriorating economic situation in our fourth quarter.

  •
  Our cash balance reduced by $42.7 million during our 2008 fiscal year primarily as a result of an increase in inventory related to our NSS products. This inventory was purchased in anticipation of a significant increase in revenue in the latter part of the year which did not materialize, partly due to the change in economic circumstances.

  •
  We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months.

Revenues

        We derive revenues primarily from the sale of our NSS products and our SI products.

        Our NSS products consist primarily of HDD based storage subsystems. Our modular subsystem architecture enables us to support many segments within the networked storage market through our OEM customer base. Our revenues are primarily dependent on the worldwide storage systems market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base.

        Our SI revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply three main product lines in this segment: production test systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

        We have seen growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address, the trend towards outsourcing and increased market share of our customers. Our revenues have also increased in 2008 through the contribution of two significant new customers. Although we expect there to continue to be an underlying growth in demand for data storage, we would expect revenues over at least the next year to be impacted by the effects of upheaval in the financial markets on the macro-economic environment. In addition our NSS revenues will be impacted in particular by the contribution of these significant new customers and the fact that, commencing in 2009, we have agreed to enable our largest customer, NetApp, to source a proportion of the products we supply under licenses from an alternative supplier. This proportion is set at a maximum of 25% in our next two fiscal years, but will increase in later fiscal years.

        Our SI revenues which are similarly impacted by increases in the amount of digitally stored information can also be specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. We saw a reduction in SI revenues in our 2008 fiscal year partly as a result of a reduction in the volume of disk drives shipped compared to expectations in the fourth calendar quarter. We believe this is also linked to the worsening macro economic environment and particularly the demand for personal computers. Our SI revenues in the 2007 and 2008 fiscal years have also been significantly affected by the acquisition of Maxtor by Seagate Technology in May 2006. This represented a significant consolidation among disk drive suppliers and caused significant changes in market share. We believe these market share changes resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition Seagate is reutilizing certain Maxtor-owned equipment, which was previously planned to be replaced by Xyratex equipment. This surplus capacity and reutilization of Maxtor owned equipment resulted in a significant decline in our revenues during 2007 fiscal year and the first half of our 2008 fiscal year when compared to our 2006 fiscal year. Whilst revenues from our SI products are no longer being significantly impacted by the acquisition of Maxtor we expect SI revenues to be significantly restricted in 2009 by the macro economic situation. We believe that the opportunity for growth in the longer term remains because we believe the demand for data storage capacity will continue to increase.

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

        As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. Our unit prices for NSS products have reduced in the last three fiscal years as volumes with our major customers have increased and prices are adjusted in line with the agreed price/volume matrix. Because this is related to volume growth, this has not resulted in a reduction in our revenues in those fiscal years and has also enabled reductions in component costs. With this exception, we have not seen an overall trend in our unit prices.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $77.0 million in our 2008 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar including a dramatic fall in the value of the U.K. pound of 22% in the final four months of our 2008 fiscal year. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. A 9% average decrease in the value of the U.S. dollar in 2007 when compared to 2006 has increased our operating expenses by approximately $3 million in our 2008 fiscal year, in comparison to our 2007 fiscal year. The recent rise in the value of the US dollar, if not reversed, is expected to reduce 2009 operating expenses by approximately $6 million, being approximately $20 million less a $13.6 million impact of forward contracts.

Costs of Revenues and Gross Profit

        Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components. The margins for our NSS products tend to be lower than the margins of our SI products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

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

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2008 fiscal year our research and development expenses related to over 50 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the SBB compliant OneStor platform and a production test system designed specifically for 2.5 inch disk drives.

        As of November 2008, 27% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have risen approximately at the level of increase in revenue. Following the changed economic environment in the final quarter of 2008 we have been reassessing our cost base in research and development and have carried out a cost reduction exercise in the first quarter of 2009 which will reduce expenditure in 2009. We intend to ensure that we continue to develop our technology base to support our customers and be able to take advantage of market improvements when they occur. We are committed to developing products based on advanced technologies and designs to support the opportunities for growth in both of our segments.

Selling, General and Administrative

        Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, IT costs, other marketing and sales activities and exchange gains and losses arising on the retranslation of U.K. pound denominated assets and liabilities. Our selling, general and administrative expenses have increased over recent fiscal years as we have grown our business. We would expect these expenses to continue to change approximately in line with our revenues.

Impairment of goodwill and long-lived assets

        We recorded a $34.3 million non-cash impairment of our goodwill at November 30, 2008 representing the entire balance of goodwill on that date prior to the impairment. We are required by Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" to subject our goodwill to an annual impairment test. Our forecasts used in the impairment calculation took into account reduced demand from our customers as a result of the deteriorating macro economic environment in the fourth quarter and also incorporated the impact of an 81% fall in our share price in the fourth quarter of our 2008 fiscal year which resulted in a position where our market capitalization was significantly lower than our net asset value.

        We carried out the impairment test using the two step method. The first step involves comparing the carrying value of reporting units, including goodwill, with the estimated fair market value of the reporting units. This test is carried out at the reporting unit level which we determined to be consistent with our business segments. We determine the fair value of the reporting unit through the discounted cash flow approach. The discounted cash flows are based on assumptions consistent with the strategic plan used to manage the underlying business. We made adjustments to the cash flows and discount rate to reflect the significantly lower fair value of the reporting units implied by our market capitalization after allowing for share price volatility and a control premium. The valuation, incorporating these adjustments, was based on a seven year cash flow model with a long term growth rate of 1%, a discount rate of 16% and a terminal value based primarily on the discount and growth rates.

        From the first step we determined that the goodwill relating to both segments was potentially impaired and performed the second step of the impairment test which involves calculating the implied fair value of goodwill by comparing the fair value of the reporting unit from the first step with the fair value of the related assets and liabilities excluding goodwill. As a result of this step we determined that the goodwill in both segments was fully impaired. Primarily because of the decline in our share price, we made the judgment that this conclusion was not sensitive to feasible changes in assumptions.

        In addition we considered that the decline in our share price, the deterioration in the economic environment and the consequential impact on the market place for our products were an indication of impairment of long lived assets, other than goodwill. We assessed the potential impairment of other long lived assets by comparing the undiscounted cash flows of our business segments to the carrying value of the related assets over the useful lives of those assets. We used the same cash flows and asset values as that used to assess the impairment of goodwill. We concluded that there was no impairment of our other long lived assets, being intangible assets with a book value of $11.2 million and property, plant and equipment with a book value of $47.2 million.

        The cash flows on which this assessment is based are highly dependent on our forecasts which are subjective and, as described in the highlights section above, we are experiencing increased uncertainty in the marketplace for our products. Were there to be a further deterioration in our business we may be required to record an impairment of our remaining long lived assets.

Equity—Share Capital

        On January 14, 2008 we commenced a share buy-back program. We have announced that we will purchase our common shares up to a value of $30 million. During the year ended November 30, 2008 we purchased 392,000 shares at a total value of $6.1 million. Following the change in global economic conditions it is unlikely that we will purchase any additional shares under this program over at least the next six months in order to conserve our cash balances.

Provision for Income Taxes

        We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations relating to SI products benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. In 2006 we were granted a tax exempt status for these operations in Malaysia until 2012, provided that we meet certain requirements. We are currently applying for this status for NSS activities which have recently commenced in Malaysia and whilst these conditions are being discussed it is possible that tax will become payable on these activities in future fiscal years.

        As of November 30, 2007, we recorded a deferred tax asset of $17.6 million related to loss carryforwards and other timing differences in the United Kingdom. As a result of loss carryforwards we have not been required to make any significant U.K. tax payments in recent fiscal years. The impact of the global economic environment on our actual and forecast results when combined with our legal and tax structure resulted in the judgment of management that at November 30, 2008 the utilization of this asset was no longer probable and consequently included in provision for income taxes in our 2008 fiscal year is a $19.9 million valuation allowance against the book value of the asset at that date. This excludes the valuation allowance of $9.6 million related to goodwill impairment.

        In the United Kingdom and the United States we benefit from research and development tax credits although benefitting from these credits in the U.K. is dependent on the reversal of the valuation allowance against the U.K. deferred tax asset.

        As of November 30, 2008, we retained a deferred tax asset of $10.5 million related to loss carryforwards and other timing differences in the United States, including $2.6 million related to equity compensation expense as described in the next paragraph.

        Following the introduction of FAS 123R in our 2006 fiscal year, we have recorded equity compensation expense using the fair value method. This has resulted in the recording of a tax benefit of $2.6 million which is included in the deferred tax asset at November 30, 2008. The realization of these elements of our deferred tax asset is dependent on future share price movements over the next four fiscal years. We anticipate recording any variation to the value of this asset as an adjustment to Additional Paid in Capital.

        Tax payments in our 2008 fiscal year amounted to $1.3 million and, due to the beneficial Malaysian tax status and U.K. tax losses, these tax payments related primarily to our U.S. operations. Over the last three fiscal years our tax benefit or expense has primarily consisted of U.S. current taxes and movements in the U.K. deferred tax asset. In future periods, following the valuation allowance against the U.K. deferred tax asset, we anticipate that our tax expense will consist of U.S. current taxes and any tax which may become payable in Malaysia.

        With effect from December 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. As a result of the adoption of FIN 48, the Company recorded no additional unrecognized tax benefits. As of November 30, 2008, the Company had $9.4 million of unrecognized tax benefits. If this asset were recognized approximately $7.9 million would reduce our income tax expense and $1.5 million would have no impact due to the valuation allowance.

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2008	2007	2006
Revenues	100.0%	100.0%	100.0%
Cost of revenues	84.9	81.9	79.9
Gross profit	15.1	18.1	20.1
Operating expenses:
Research and development	8.2	8.3	7.3
Selling, general and administrative	6.1	6.7	6.1
Amortization of intangible assets	0.5	0.8	0.5
Impairment of goodwill	3.3	—	—
Operating income (loss)	(2.9)	2.4	6.1
Net income (loss)	(4.6)%	3.0%	5.9%

Fiscal Year Ended November 30, 2008 Compared to Fiscal Year Ended November 30, 2007

        The following is a tabular presentation of our results of operations for our 2008 fiscal year compared to our 2007 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2008	2007	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$855,770	$693,990	$161,780	23.3%
Storage Infrastructure	193,946	237,643	(43,697)	(18.4)

Total revenues	1,049,716	931,633	118,083	12.7

Cost of revenues	891,139	762,582	128,507	16.9
Gross profit:
Networked Storage Solutions	107,275	100,573	6,702	6.7
Storage Infrastructure	52,566	69,716	(17,150)	(24.6)
Non cash equity compensation	(1,264)	(1,238)	(26)	—

Total gross profit	158,577	169,051	(10,474)	(6.2)

Operating expenses:
Research and development	85,897	77,559	8,338	10.8
Selling, general and administrative	63,686	61,977	1,709	2.8
Amortization of intangible assets	4,882	7,304	(2,422)	—
Impairment of goodwill	34,256	—	34,256	—
Operating income (loss)	(30,144)	22,211	(52,355)	—
Other income	—	890	(890)	—
Interest income, net	1,618	3,283	(1,665)	—
Provision (benefit) for income taxes	19,383	(1,725)	21,108	—

Net income (loss)	$(47,909)	$28,109	$(76,018)	—

  Revenues

        The 12.7% increase in our revenues in our 2008 fiscal year compared to 2007 fiscal year was attributable to increased sales of our NSS products being partially offset by a decrease in sales of our SI products.

        Revenues from sales of our NSS products increased by $161.8 million, or 23.3%. We believe this reflects the increasing requirements for storage of digital information, particularly networked storage, and includes the contribution of an additional $90.5 million revenue from two significant new customers. As described in the overview we saw reductions in demand in the final quarter of our 2008 fiscal year related to the global economic situation and therefore, although there is significant uncertainty in customer demand, we do not expect revenue growth to continue in our 2009 fiscal year.

        The $43.7 million or 18.4% decrease in revenues from sales of SI products primarily related to a $44.6 million reduction in demand for production test racks. We believe this reduction in demand from our two major customers reflects lower growth in demand for disk drives in the latter part of the year related to the economic downturn. As described in the overview, our revenues from our SI products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules. Revenue in both years has been negatively impacted by the Seagate acquisition of Maxtor, as also described in the overview.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and decrease in gross profit in our 2008 fiscal year compared to our 2007 fiscal year was primarily due to higher NSS revenues. As a percentage of revenues, our gross profit was 15.1% for our 2008 fiscal year compared to 18.1% for our 2007 fiscal year. This change was primarily attributable to a decrease in NSS gross margins. The percentage gross margin was also reduced by 1.0% as a result of the change in segment mix.

        The gross margin for our NSS products decreased to 12.5% in our 2008 fiscal year from 14.5% in our 2007 fiscal year primarily as a result of additional provisions for inventory obsolescence and liabilities to suppliers totalling approximately $7.0 million. These were required in the final quarter of our 2008 fiscal year following a reduction in demand from a number of customers in combination with specific product design changes. In addition, an increase in labor and overhead costs required to maintain production levels following the implementation of the new SAP ERP system in the year reduced gross margins by 0.7%.

        The gross margin for SI products decreased to 27.1% in our 2008 fiscal year, from 29.3% in our 2007 fiscal year. Of this reduction, approximately 0.8% resulted from fixed costs relative to lower volumes and the remainder related to a change in product mix within the revenues from media process products.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.3 million for our 2008 fiscal year and $1.2 million for our 2007 fiscal year. See Note 16 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development

        The $8.3 million increase in research and development expense in our 2008 fiscal year compared to our 2007 fiscal year related to increased investment in a number of our product lines to support specific customer opportunities and requirements comprising primarily staff costs. Expenditure related to SI products increased by $5.1 million which was particularly related to production test racks and expenditure related to NSS products increased by $3.4 million across a range of products, including our OneStor storage subsystem platform.

  Selling, General and Administrative

        The $1.7 million increase in our selling, general and administrative expense in our 2008 fiscal year compared to our 2007 fiscal year related primarily to increased expenditure to support the growth in NSS revenues, particularly an increase in the numbers of employees in sales, marketing and customer support.

  Amortization of Intangible Assets

        The $2.4 million decrease in amortization of intangible assets in our 2008 fiscal year compared to our 2007 fiscal year primarily resulted from intangible assets acquired as a result of the acquisition of ZT Automation in our 2004 fiscal year becoming fully amortized.

  Impairment of goodwill

        The $34.3 million impairment of goodwill in our 2008 fiscal year results from our annual impairment test carried out under FAS 142 as described in the overview above.

  Other Income

        We recorded income of $0.9 million in our 2007 fiscal year, being the final payment relating to the disposal of a product line to Napatech in 2006.

  Interest Income, Net

        We recorded net interest income of $1.6 million in our 2008 fiscal year compared with $3.3 million in our 2007 fiscal year. This resulted primarily from a decrease in average cash balances.

  Provision (Benefit) for Income Taxes

        During our 2008 fiscal year we recorded a provision for income taxes of $19.4 million compared with a benefit for income taxes of $1.7 million in our 2007 fiscal year. We recorded a provision for income taxes in our 2008 fiscal year primarily because of the inclusion of a $19.9 million valuation allowance against our U.K. deferred tax asset as described in the overview. The goodwill balance previously existing is deductible for income taxes in the United Kingdom, but due to the valuation allowance the impairment of goodwill does not give rise to a tax benefit. The 2007 fiscal year benefit included additional income tax expense of $1.4 million resulting from the effect of a reduction in U.K. income tax rates on the related deferred tax asset, a benefit of $2.3 million relating to a change in exchange rates and a benefit of $4.5 million relating to adjustments to prior year tax assets and liabilities.

  Net Income (Loss)

        The most significant contributors towards the recording of a net loss of $47.9 million for our 2008 fiscal year compared to the net income of $28.1 million for our 2007 fiscal year were the $34.3 million impairment of goodwill, the $19.9 million valuation allowance against our U.K. deferred tax asset, approximately $19 million related to the reduction in SI revenues and approximately $17 million related to the reduction in NSS gross margins, each of which is explained above. These were offset by an approximate $20 million benefit from the increase in NSS revenues.

Fiscal Year Ended November 30, 2007 Compared to Fiscal Year Ended November 30, 2006

        The following is a tabular presentation of our results of operations for our 2007 fiscal year compared to our 2006 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2007	2006	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$693,990	$598,752	$95,238	15.9%
Storage Infrastructure	237,643	384,881	(147,238)	(38.3)

Total revenues	931,633	983,633	(52,000)	(5.3)

Cost of revenues	762,582	786,347	(23,765)	(3.0)
Gross profit:
Networked Storage Solutions	100,573	82,762	17,811	21.5
Storage Infrastructure	69,716	115,447	(45,731)	(39.6)
Non cash equity compensation	(1,238)	(923)	(315)	—

Total gross profit	169,051	197,286	(28,235)	(14.3)

Operating expenses:
Research and development	77,559	71,391	6,168	8.6
Selling, general and administrative	61,977	60,449	1,528	2.5
Amortization of intangible assets	7,304	5,123	2,181	—
Operating income	22,211	60,323	(38,112)	(63.2)
Other income	890	3,167	(2,277)	—
Interest income, net	3,283	1,162	2,121	—
Provision (benefit) for income taxes	(1,725)	6,474	(8,199)	—

Net income	$28,109	$58,178	$(30,069)	(51.7)%

  Revenues

        The 5.3% decrease in our revenues in our 2007 fiscal year compared to 2006 fiscal year was attributable to decreased sales of our SI products being partially offset by an increase in sales of our NSS products.

        The $147.2 million, or 38.3%, decrease in revenues from sales of SI products primarily related to a decrease in demand due to the investment by Seagate Technology in an exceptional level of production capacity in 2006 in connection with its acquisition of Maxtor as described in the overview. Reduced demand from Seagate for a range of our products was partially offset by increased demand from Western Digital for production test racks. As also described in the overview, our revenues from our SI products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules.

        The $95.2 million, or 15.9%, increase in revenues from sales of our NSS products were driven largely by continued growth in our sales to NetApp and also resulted from increased volumes from other customers, the introduction of new products and the contribution of new customers. We believe this reflected the increasing requirements for storage of digital information, particularly networked storage.

  Cost of Revenues and Gross Profit

        The decrease in cost of revenues and gross profit in our 2007 fiscal year compared to our 2006 fiscal year was primarily due to lower SI revenues as described above. As a percentage of revenues, our gross profit was 18.1% for our 2007 fiscal year compared to 20.1% for our 2006 fiscal year. This change was primarily attributable to the increased proportion of revenues from the sales of lower margin NSS products.

        The gross margin for our NSS products increased to 14.5% in our 2007 fiscal year from 13.8% in our 2006 fiscal year as a result of a number of changes in product and customer mix, none of which were individually significant. These include the effect of improved margins on a number of newer products which now benefit from lower component costs.

        The gross margin for SI products decreased to 29.3% in our 2007 fiscal year, from 30.0% in our 2006 fiscal year. This was primarily a result of fixed costs relative to lower volumes.

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

  Research and Development

        The $6.2 million increase in research and development expense in our 2007 fiscal year compared to our 2006 fiscal year primarily related to increased investment in a number of our SI product lines, particularly automation products, including that related to solar panel manufacturing. The increase also included approximately $1.2 million resulting from a change in exchange rates and an increase in the number of employees supporting development of NSS products. These effects were partially offset by a decrease in employee performance bonuses of $1.4 million.

  Selling, General and Administrative

        The $1.5 million increase in our selling, general and administrative expense in our 2007 fiscal year compared to our 2006 fiscal year primarily related to an increase of $2.1 million resulting from a change in exchange rates, partially offset by a decrease in employee performance bonuses of $1.6 million.

  Amortization of Intangible Assets

        The $2.1 million increase in amortization of intangible assets in our 2007 fiscal year relates primarily to the effects of our acquisitions of patents and other specific intellectual property from IBM and Ario Data Networks Inc.

  Other Income

        We recorded income of $0.9 million in our 2007 fiscal year and $3.2 million in our 2006 fiscal year relating to the disposal of a product line to Napatech.

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

  Net Income from Continuing Operations

        The decrease in net income for our 2007 fiscal year compared to our 2006 fiscal year resulted primarily from a decrease in SI revenues.

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

	Three Months Ended
	November 30, 2008	August 31, 2008	May 31, 2008	February 29, 2008	November 30, 2007	August 31, 2007	May 31, 2007	February 28, 2007
	(unaudited) (U.S. dollars in thousands)
Revenues	$285,427	$280,780	$266,455	$217,054	$247,988	$234,214	$213,025	$236,407
Cost of revenues	249,827	231,293	225,736	184,283	202,133	192,274	176,804	191,372

Gross profit	35,600	49,487	40,719	32,771	45,855	41,940	36,221	45,035

Operating expenses:
Research and development	22,726	22,279	21,613	19,279	19,370	20,187	19,209	18,794
Selling, general and administrative	15,984	17,050	15,673	14,979	16,532	16,061	14,584	14,800
Amortization of intangible assets	1,223	1,122	1,158	1,379	2,485	1,517	1,651	1,651
Impairment of goodwill	34,256	—	—	—	—	—	—	—

Total operating expenses	74,189	40,451	38,444	35,637	38,387	37,765	35,444	35,245

Operating income (loss)	(38,599)	9,036	2,275	(2,866)	7,468	4,175	777	9,790
Other income, net	—	—	—	—	—	—	—	890
Interest income, net	166	185	368	899	1,030	824	774	655

Income (loss) before income taxes	(38,423)	9,221	2,643	(1,967)	8,498	4,999	1,551	11,335
Provision (benefit) for income taxes	17,324	1,408	399	252	(3,229)	733	(450)	1,221

Net income (loss)	$(55,747)	$7,813	$2,244	$(2,219)	$11,727	$4,266	$2,001	$10,114

        Our operating results have varied on a quarterly basis during our history. We expect to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may affect our operating results include: the loss of significant customers; the size, timing and fluctuations of customer orders; the macro economic environment; the timing and market acceptance of product introductions or enhancements; increased competition and negative pricing pressures; and changes in the market for data communication networks.

        For a more detailed discussion of the factors that may affect our revenues, operating results and the market price of our common shares, see "Part I, Item 3D—Risk Factors".

Liquidity and Capital Resources

        We finance our operations primarily through cash balances and cash flow from operations. We also have available bank facilities from HSBC.

  Cash flows

        Net cash used in operating activities was $12.8 million in our 2008 fiscal year, compared to net cash provided by operating activities of $41.3 million and $54.5 million for our fiscal years ended November 30, 2007 and 2006, respectively.

        Cash used in operating activities of $12.8 million for the 2008 fiscal year resulted primarily from increases in inventories and accounts receivable of $36.5 million and $18.6 million, respectively. The increase in inventories primarily relates to our NSS segment and results from purchases in anticipation of a significant increase in revenue in the latter part of the year which did not materialize, partly due to the change in economic circumstances. The increase in accounts receivable primarily related to higher revenues in the final quarter of our 2008 fiscal year. These negative effects on cash flows were partially offset by the positive contribution of the net loss of $47.9 million after excluding non cash charges totaling $62.7 million and the non cash decrease in deferred income taxes of $16.9 million. In addition an increase in accounts payable of $15.2 million offset the cash used. The decrease in deferred income taxes primarily related to the valuation allowance against the U.K. deferred tax asset as described in the overview above. The increase in accounts payable primarily related to the higher revenues in the final quarter of our 2008 fiscal year. Other changes in working capital resulted in a cash outflow of $1.7 million.

        Cash provided by operating activities of $41.3 million for the 2007 fiscal year resulted primarily from the positive contribution of net income of $28.1 million after excluding net non-cash charges totaling $29.4 million together with an increase in accounts payable of $11.1 million. These positive effects on cash flows were partially offset by increases in accounts receivable of $17.0 million. The increase in accounts receivable and accounts payable primarily related to growth in our NSS revenues. Other changes in working capital resulted in a cash outflow of $10.3 million. These included the effects of a reduction in employee performance related bonuses of $3.4 million and an increase in sales related tax recoverable of $2.5 million.

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

        Net cash used in investing activities was $25.8 million for our 2008 fiscal year, $23.5 million for our 2007 fiscal year and $35.4 million for our 2006 fiscal year.

        Net cash used in investing activities for the 2008 fiscal year related to capital expenditure.

        Net cash used in investing activities for the 2007 fiscal year included a $1.7 million final payment of deferred consideration related to our acquisition of ZT Automation in 2004, $17.0 million related to capital expenditure and $4.8 million related to the purchase of intellectual property from IBM and Ario Data Networks Inc.

        Net cash used in investing activities for the 2006 fiscal year included $9.8 million deferred consideration related to our acquisition of ZT Automation, $1.7 million consideration relating to our acquisition of Jastam Trading Co. Limited in September 2006, $19.9 million related to capital expenditure and $4.0 million related to the acquisition of a portfolio of patents from IBM.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. In addition, in July 2005 we commenced a new project to replace our ERP system. This has resulted in additional capital expenditure of $10.4 million in our last four fiscal years, of which $3.0 million, $2.1 million and $1.5 million, respectively is included in capital expenditure in our 2006, 2007 and 2008 fiscal years. We would expect our capital expenditure to generally change in line with our revenues. We increased our capital expenditure in 2008 partly in anticipation of growth in NSS revenues and also to support the expansion of activity in Malaysia. Following the change in the economic environment we would expect our capital expenditure to be significantly lower in our 2009 fiscal year. We are continuing to expand our operations in Malaysia which will require additional expenditure of approximately $3.4 million in our 2009 fiscal year to complete the building expansion. With this exception we currently have no material commitments for capital expenditures.

        Net cash used in our financing activities was $4.1 million in our 2008 fiscal year, $4.1 million in our 2007 fiscal year and $3.4 million in our 2006 fiscal year.

        Net cash used in financing activities for the 2008 fiscal year comprises $6.1 million for the repurchase of shares under our share buy-back program as described in the overview partially offset by $2.0 million proceeds from the exercise of employee share options.

        Net cash used in financing activities for the 2007 fiscal year comprises a final repayment of $7.0 million of our HSBC term loan offset by $2.9 million proceeds from the exercise of employee share options.

        Net cash used in financing activities for the 2006 fiscal year comprises quarterly repayments totaling $4.0 million under a previously existing HSBC term loan and payments of $3.0 million deferred consideration for the 2005 acquisition of Oliver Design offset by $3.6 million proceeds from the exercise of employee share options.

  Liquidity

        As of November 30, 2008, our principal sources of liquidity consisted of cash and cash equivalents of $28.0 million and our multi-currency credit facilities with HSBC. The facilities include a revolving line of credit which expires in October 2011, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 1.25% and 1.75% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $25.0 million and bears interest at a rate equal to 1% above LIBOR. As of November 30, 2008, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

        Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives, and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make or alliances we have entered or might enter into. Our operating cash outflow in our 2008 fiscal year included $36.5 million related to an increase in inventories, primarily in our NSS segment. Based on current forecasts we expect to reduce NSS inventories in our 2009 fiscal year. The current economic environment has increased the risk that we will not be able to generate profits in the short term. We believe that our cash and cash equivalents together with our credit facilities with HSBC will be sufficient to meet our cash requirements at least through the next 12 months. However, we cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all and in particular if we are unable to generate profits our ability to utilize the HSBC facilities may be limited.

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2008 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(U.S. dollars in thousands)
Operating lease commitments	$15,173	$6,974	$4,961	$1,741	$1,496
Purchase commitments	150,657	150,657	—	—	—

Total contractual cash obligations	$165,830	$157,631	$4,961	$1,741	$1,496

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

Off Balance Sheet Arrangements

        As of November 30, 2008, we did not have any significant off-balance-sheet arrangements.

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

Income Taxes

        We have recorded a deferred tax asset balance of $10.5 million at November 30, 2008. This is stated after deduction of a valuation allowance of $29.5 million. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made. The deferred tax asset balance includes an amount of $2.6 million which relates to the income tax deduction which may be obtained when employees exercise share options or when Restricted Stock Units vest, calculated as the excess of the market price on the date of exercise over the exercise price. All movements in this element of the deferred tax asset have been recorded as changes in additional paid in capital since the actual tax benefits have been in excess of those initially recorded. As well as being dependent on the factors affecting future taxable income the realization of this asset is also dependent on our future share price.

        With effect from December 1, 2007, the Company adopted the provisions of FIN 48 which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. As of November 30, 2008, the Company had $9.4 million of unrecognized tax benefits. The calculation of the level of unrecognized tax benefits requires a significant level of management judgment regarding the risks of having to make additional tax payments, for example, in the application of tax law and the setting of arm's length price between legal entities. If the judgment were made that the level of unrecognised benefits should be higher in future periods, our earnings would be adversely affected.

Long-Lived Assets and Impairment

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

        We evaluate the impairment of goodwill on an annual basis and evaluate the impairment of all long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, a decline in our share price, restructuring actions or lower projections of profitability. Intangible assets recorded in business combinations may significantly affect our future operating results to the extent impaired, but the magnitude and timing of any such impairment is uncertain. When we conduct reviews of long-lived assets for impairment the fair value of the assets are assessed using valuation techniques that require significant management judgment. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our reporting units and assets. Actual results may vary from our expectations.

        As described in the overview above, we carried out our annual impairment test of goodwill at November 30, 2008 and determined that our goodwill balance of $34.3 million was fully impaired. We also determined that the factors which resulted in the impairment of goodwill represented a triggering event for assessing the potential impairment of other long lived assets. We carried out this test at November 30, 2008 and concluded that there was no impairment of these assets. Our remaining long-lived assets as of November 30, 2008 amounted to $47.2 million of tangible assets and $11.2 million of intangible assets. Any future write-downs of these assets would adversely affect our operating margin.

Revenue Recognition

        We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition. Using this guidance, revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

        Product sales relating to the SI segment often include customer acceptance provisions. For products produced according to our published specifications and where no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally on delivery. For products produced according to a particular customer's specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer's specifications and title passes to the customer. For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon receipt of final customer acceptance.

        In certain instances, we require advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met.

        A number of our contracts for the supply of products have included payments upon the achievement of substantive milestones for Non-Recurring Engineering (NRE) during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $1.0 million, $1.2 million and $1.9 million in our 2008, 2007 and 2006 fiscal years, respectively.

        Particularly in connection with sales of our SI products recognition of revenue requires the judgment of management regarding, for example, whether the products meets customer specification,

whether elements of contracts can be separated and when customer acceptance has occurred. Different judgments would result in changes to the level of revenue and income in a particular period.

Share Based Payment

        Our equity compensation expense is calculated using FAS 123R. This calculation requires management to make a number of assumptions, estimates and accounting policy choices. These include the use of the Black-Scholes option pricing model as our method of valuation for share options which were granted in 2005 and prior periods. Our determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, our expected share price, volatility over the term of the award, expected forfeiture levels and actual and projected exercise patterns. Although the fair value of share-based awards is determined in accordance with FAS 123R, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The expense related to the grant of Restricted Stock Units requires less judgment than that related to options, but does require management judgment regarding the achievement of performance conditions, expected forfeiture levels and date of grant.

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

        In February 2008, FASB Staff Position No. 157-2, "Effective Date of FAS 157" ("FSP 157-2") was issued delaying the effective date of FAS 157 with respect to nonfinancial assets and nonfinancial liabilities that are not remeasured on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. We will adopt the remaining provisions of FAS 157 in our 2009 fiscal year and we are currently evaluating the effect, if any, that this adoption will have on our consolidated financial statements.

        In March 2008, the FASB issued FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133". FAS 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. FAS 161 also requires disclosure of the fair value of derivative instruments and their gains and losses in a tabular format. This statement is effective for our 2009 fiscal year. We are currently evaluating the effect, if any, that the adoption of FAS 161 will have on our consolidated financial statements.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A:    Directors and Senior Management

Management

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	48	Chief Executive Officer
Richard Pearce	38	Chief Financial Officer
Todd Gresham	48	Executive Vice President
Harold Lehon	51	Executive Vice President

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

        Todd Gresham is our Executive Vice President of our NSS division. Mr. Gresham previously served as a Senior Vice President within the business. In that role, he led Sales, Marketing and Support, since September 2005, when he joined Xyratex from nStor Technologies, Inc. At nStor, he was President and CEO. Mr. Gresham brings over 25 years of executive management experience in both publicly traded and privately held companies. Mr. Gresham served as Vice President of Global OEM and Reseller Sales at EMC after EMC's acquisition of Data General's CLARiiON storage division. While with CLARiiON, Mr. Gresham held multiple positions including general manager of Asia/Pacific operations, as well as Vice President of World Wide Sales. Prior, Mr. Gresham held various executive positions with Philips NV and StorageTek. Mr. Gresham serves on the board of directors for Glasshouse Technologies, a privately held storage services consulting organization.

        Harold Lehon is our Executive Vice President of our SI division. Mr. Lehon joined Xyratex in June 2008. Prior to joining Xyratex, he served as General Manager of KLA-Tencor's Reticle and Photomask Inspection Division. Mr. Lehon brings over 25 years of executive management experience in publically traded companies. Mr. Lehon's career includes leadership positions in engineering, operations, sales, marketing and business development in KLA-Tencor Corporation, DuPont Photomasks, Inc. and E. I. DuPont de Nemours and Company. Prior to joining KLA-Tencor in 2001, Mr. Lehon was Vice President of Asia Pacific and President of DuPont Photomasks Japan KK for DuPont Photomasks, Inc. Mr. Lehon has served on the board of directors of several start-up and established companies throughout his career. Mr Lehon holds a Bachelor of Science degree in mechanical engineering from Clemson University.

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	53	Chairman
Steve Barber	48	Director
Jonathan Brooks	53	Director
Richard Pearce	38	Director
Ernest Sampias	57	Director
Steve Sanghi	53	Director
Mike Windram	63	Director

        Andrew Sukawaty has been the Chairman of our board of directors since October 2004. Mr. Sukawaty is also chairman of the board of directors and chief executive officer of Inmarsat plc, a company listed on the London Stock Exchange (LSE), the world-wide mobile satellite services provider. He is also a non-executive director of Zesko Holding B.V. He has 29 years of experience in technology industries in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and senior roles with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

        Steve Barber. As above.

        Jonathan Brooks has served as a director on our board of directors since May 1, 2004. Mr. Brooks is currently a director of e2v Technologies plc, which develops sensor technology, and Aveva Group plc, a leading software provider to the plant, power and marine industries, both of which are listed on the LSE. He is also Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for wireless applications and a director of Sophos Plc, an enterprise IT security and control company. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company which listed on the LSE and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks holds a Bachelor's degree in economic and social science from the University of Wales and an MBA from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

        Richard Pearce. As above.

        Ernest Sampias has served as a director on our board of directors since May 1, 2004. He is the Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia. His previous experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries. These financial roles were as Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

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

Item 6B:    Compensation

Chairman and Non-executive Director Compensation

        We paid our Chairman and non-executive directors (consisting of five persons) an aggregate amount of $416,000 for the fiscal year ending November 30, 2008 for fees. In addition, during our fiscal year ended November 30, 2008, we have also awarded our chairman and non-executive directors 15,500 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

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

Executive Compensation

        The aggregate compensation paid to the four executive officers of Xyratex Ltd for the fiscal year ending November 30, 2008 was $1,685,000 (of which $1,272,000 comprised salary, $75,000 comprised non-cash payments and $338,000 comprised bonus payments). In addition, during our fiscal year ended November 30, 2008, in aggregate we have also awarded four executive officers 162,500 RSUs in respect of Xyratex Ltd common shares of which 117,542 became eligible vesting RSUs on February 1, 2009, based on performance criteria.

        Bonus payments in 2008 relating to the 2007 fiscal year paid to respective executive officers were determined by the board of directors based on the satisfaction of certain performance criteria by the individual executive officer. Non-cash payments to executive officers consisted of employer pension contributions, leased cars and health insurance.

Item 6C:    Board Practices

Board Practices

        Our board of directors currently consists of seven members of which a majority are independent directors. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The terms of office of the directors is divided into three classes:

  •
  Class I, whose term will expire at the annual general meeting to be held in 2010;

  •
  Class II, whose term will expire at the annual general meeting to be held in 2009; and

  •
  Class III, whose term will expire at the annual general meeting to be held in 2011.

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

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. Members of the Compensation Committee do not participate in decisions regarding their own remuneration. The Compensation Committee met four times during the fiscal year ended November 30, 2008. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfy the "independence" requirements of the Nasdaq Corporate

Governance Rules. The Audit Committee met six times during the fiscal year ended November 30, 2008. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

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

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee consists of Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nomination and Governance Committee met once during the fiscal year ended November 30, 2008 in connection with the reappointment of directors retiring by rotation and the review of its charter.

Item 6D:    Employees

        As of November 30, 2008, we employed 1,880 permanent employees worldwide and an additional 615 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of employees as of the dates indicated:

	2008	2007	2006
Operations	925	795	759
Research and development	508	421	401
Sales, marketing and service	243	220	234
General and administration	204	183	163

Total	1,880	1,619	1,557

Total employees in the United States	578	551	548
Total employees in Asia	703	509	489
Total employees in the United Kingdom	599	559	520

Item 6E:    Share Ownership

Executive Officer and Director Restricted Stock Units, Share Option and Share Ownership

        The following table sets forth the number of our common shares, restricted stock units and the number of options to purchase our common shares owned by our executive officers and directors as of November 30, 2008. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units(1)	Number(1)	Exercise Price Per Share		Expiration Date
Steve Barber	505,379	1.73%	56,625	31,091 72,546 100,000		$£1.447 £1.447 14.31	March 29, 2011 April 22, 2012 January 9, 2015
Richard Pearce	90,432	<1%	28,312	4,318 51,818 55,000		$£1.447 £2.653 14.31	March 29, 2011 July 22, 2012 January 9, 2015
Todd Gresham	4,614	<1%	51,778	25,000		$13.51	October 31, 2015
Harold Lehon	—	—	57,500	—		—	—
Andrew Sukawaty	110,775	<1%	8,500	228,003		$14.47	March 30, 2014
Jonathan Brooks	5,250	<1%	5,250	20,000 5,000	$ $	14.00 14.31	June 28, 2014 January 9, 2015
Ernest Sampias	7,750	<1%	5,250	10,000		$14.00	June 28, 2014
Steve Sanghi	5,250	<1%	5,250	10,000		$14.00	June 28, 2014
Mike Windram	1,750	<1%	1,750	—		—	—
All our directors and executive officers as a group (nine persons)	731,200	2.50%

(1)
All options and RSUs entitle the holder to acquire one common share for each option or unit held.

Employee Equity Incentive Awards

        Xyratex operates a range of equity incentive schemes, covering share option plans, share purchase plans, restricted stock units and restricted stock awards. Since December 1, 2005 the Company's share based awards have primarily consisted of Restricted Stock Units ("RSUs"). The Company has also operated an Employee Share Purchase Plan for U.S. employees and a Sharesave option plan for U.K. employees. Prior to December 1, 2005 share based awards were primarily in the form of share options.

        Details of the schemes under which there have been transactions are given below.

        At November 30, 2008 a total of 1,168,153 RSUs were outstanding.

        The following table contains a summary of all options that have been granted under the Company's share option plans and other share based awards that are outstanding as of November 30, 2008:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	66,480	66,480
The Xyratex Ltd Unapproved Plan	—	417,962	417,962
The Approved Plan	214,223	31,091	245,314
The Unapproved Schedule	62,538	292,568	355,106
The 2004 Plan	—	238,665	238,665
The Directors' Stock Option Plan	—	40,000	40,000
The Deputy Chairman's Stock Option Plan	—	228,003	228,003

(1)
Trustee for the Havant International Employee Benefit Trust.

(2)
All options entitle the option holder to purchase one common share for each option held.

(3)
96,560 of the unissued common shares over which Xyratex Ltd has granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by the Company over such common shares.

        Xyratex Ltd and Credit Suisse, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which awards resulting from the equity incentive schemes may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At November 30, 2008, awards over 2,651,000 of our common shares had been granted since our initial public offering.

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

        At December 31, 2008, no performance targets have been imposed in respect of options granted under the Approved Plan.

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

        The initial number of our shares reserved for issuance pursuant to purchase rights to be granted under the ESPP was 100,000. On each December 1, beginning December 1, 2004, there will automatically be added to the number of shares reserved under the plan the least of (i) 500,000, (ii) 1% of the number of our common shares outstanding on that date or (iii) such other number of our common shares as our board of directors determines.

  The Xyratex Ltd 2004 Directors Stock Option Plan

        Xyratex Ltd adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase 20,000 Xyratex Ltd common shares to each of Ernest Sampias, Steve Sanghi and Jonathan Brooks. The non-qualified stock options were granted effective June 29, 2004 and the exercise price of the options is $14.00 per share, equal to the initial public offering price of our common shares. The options vested as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 60,000 shares.

  The Xyratex Ltd Deputy Chairman's Stock Option Plan

        Xyratex Ltd made a one-time grant of options to purchase 228,003 Xyratex Ltd common shares to Mr. Sukawaty, who at the time of grant was Deputy Chairman of the Company. The unapproved stock options were granted effective March 31, 2004 and the exercise price of the options is $14.47 per share. The options vested as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 228,003 shares.

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

        At November 30, 2008, no restricted stock awards were outstanding.

  Stock Bonus Awards

        Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At November 30, 2008, no stock bonus awards have been made.

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

        The Approved Plan and Unapproved Schedule were adopted on February 13, 2001. Under the Approved Plan and the Unapproved Schedule options subsist over our shares held by the Trustee of the Havant International Employee Benefit Trust and over unissued shares. The Approved Plan and Unapproved Schedule have the same features as the Xyratex Ltd Approved Plan and Xyratex Ltd Unapproved Plan, respectively.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name	Date	Shares	Percentage
FMR, LLC	December 31, 2007	2,528,020	8.8%
Price T Rowe Associates, Inc	December 31, 2008	2,901,000	9.9%
Renaissance Technologies, LLC	December 31, 2008	1,517,746	5.2%
Silver Point Capital, L.P.	December 18, 2008	1,950,000	6.7%

        For information on the beneficial ownership of these shares see the relevant Forms SC 13G/A as filed with the SEC.

        The voting rights of the major shareholders are no different from all other shareholders.

        As of January 31, 2009, the number of shares of Xyratex Ltd held of record in the United States was 28,174,810 common shares, held by 256 record holders, representing 96.3% of our common shares outstanding.

        Xyratex Ltd is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Item 7B:    Related Party Transactions

        We sold our U.K. property in 2000 to Havant International Limited as part of a demerger of a predecessor holding company. As part of the demerger we continued to occupy part of this property and the terms of the lease to be entered into were agreed. Based on this arrangement, on June 10, 2002, Havant International Limited, which at that time was under substantially common ownership, and our subsidiary, Xyratex Technology Limited, entered into a lease agreement for our corporate headquarters in Havant, United Kingdom and for the provision of services relating to this property. Pursuant to the agreement, we leased 81,000 square feet of office and manufacturing space. Subsequently we have entered into lease agreements for an additional 44,000 square feet. The terms of these agreements also include the provision of certain services relating to the property, such as security, maintenance, property insurance, conference facilities and catering. The prices for these services are based on cost and are negotiated at least annually. We continue to occupy this property and although the current owner of this property and the provider of these services are not related parties at November 30, 2008 the terms of the leases were agreed when they were under substantially common ownership. The amount payable under these agreements in our 2008 fiscal year totaled $4.8 million. We have recently evaluated the negotiated terms of these arrangements based on comparative market data and on that basis we believe the terms approximate those which a non-related party to Havant International Limited would have received.

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of December 31, 2008, the Trust held 276,761 Xyratex Ltd common shares, all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

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

Item 8B:    Significant Changes

        None.

ITEM 9:    THE OFFER AND LISTING

Item 9A:    Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 30, 2009, the market price for our common shares was $1.75.

Annual high and low market prices

        The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC since our IPO in 2004.

	NASDAQ
	U.S. dollar per common share
Year ending November 30,	High	Low
2004	$15.05	$6.85
2005	$21.87	$12.50
2006	$33.63	$15.63
2007	$24.75	$14.05
2008	$22.97	$2.67

Quarterly high and low market prices

        The table below states for the four quarters of our 2008 and 2007 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2008	High	Low
First	$19.00	$13.34
Second	$21.38	$16.38
Third	$22.97	$13.79
Fourth	$14.62	$2.67
Quarter 2007
First	$24.14	$19.40
Second	$24.75	$20.50
Third	$24.01	$18.18
Fourth	$21.18	$14.05

Monthly high and low market prices

        This table states high and low sales prices for the last six months.

	NASDAQ
	U.S. dollar per common share
Month	High	Low
August 2008	$15.37	$13.79
September 2008	$14.62	$10.01
October 2008	$10.42	$5.07
November 2008	$5.88	$2.67
December 2008	$3.13	$1.66
January 2009	$3.15	$1.69

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

Item 10C:    Material Contracts

        Not applicable.

Item 10D:    Exchange Controls

        We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares.

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

Item 10E:    Taxation

United States Federal Income Tax Considerations

        The following discussion is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below). For the purpose of this discussion only, "our common shares" refers to shares of Xyratex Ltd. This summary is based on the federal income tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase our common shares. The discussion addresses only U.S. Holders that purchase our common shares and hold them as capital assets and use the U.S. dollar as their functional currency. It does not deal with the U.S. federal income tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers, dealers, traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders of ten percent or more of our common shares (by vote or value, and directly or by attribution), persons holding our common shares as part of a hedging, straddle, conversion or constructive sale transaction or persons whose functional currency is not the U.S. dollar. U.S. Holders should consult their tax advisors about the U.S. federal, state, local and foreign tax consequences to them of an investment in our common shares.

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the taxable year ended November 30, 2008 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

        If we are a PFIC for any taxable year, a U.S. Holder will be subject to special tax rules with respect to any "excess distribution" received and any gain realized from a sale or other disposition of common shares, unless such U.S. Holder makes a "mark-to-market" election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder during the shorter of the three preceding taxable years or such U.S. Holder's holding period for the common shares will be treated as an excess distribution. Under these special tax rules (i) the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the common shares, (ii) the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and (iii) the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year. If we are a PFIC for any taxable year, you will be deemed to own shares in any of our subsidiaries that are also PFICs in such year. You could incur liability for tax and interest charges if either (1) we receive a distribution from, or dispose of all or part of our interest in the lower-tiered PFICs, or (2) you dispose of all or part of your common shares.

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

        The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. Our common shares are listed on The NASDAQ Stock Market LLC and, consequently, for so long as our common shares continue to be so listed and regularly traded on such market, the mark-to-market election will be available to U.S. Holders were we to be or become a PFIC. In the event that we and any of our subsidiaries are PFICs in any tax year, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by you. Consequently, you could be subject to the PFIC rules with respect to the income of lower-tiered PFICs, the value of which you already took into account indirectly via mark-to-market adjustments.

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

Bermuda Taxation

        At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the tax shall not until March 28, 2016 be applicable to us or to any of our operations or to our shares or other obligations except insofar as the tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

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

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2008 we had $6.7 million net U.K. pound denominated assets. A hypothetical 10% movement in exchange rates at November 30, 2008 would have impacted our net earnings by $0.7 million.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2008 and November 30, 2007:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2008	2007
Forward exchange contracts and options	$61,599	$63,344
Fair value of contracts—asset (liability)	$(12,399)	$2,440
Carrying value of contracts—asset (liability)	$(12,399)	$2,440
Average rate of contract	$1.87	$1.98
Period end rate	$1.53	$2.06
Maximum period of contracts (months)	12	12

	November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2008	2007
Forward exchange contracts and options	$12,280	$5,000
Fair value of contracts—asset (liability)	$(1,204)	$196
Carrying value of contracts—asset (liability)	$(1,204)	$196
Average rate of contract	$0.31	$0.29
Period end rate	$0.28	$0.29
Maximum period of contracts (months)	7	6

        Since November 30, 2008, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2008 totaling $28.0 million. These are primarily held in variable interest liquidity funds and overnight deposits.

        For the year ended November 30, 2008 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $32.0 million. A hypothetical 1% change in interest rates during our 2008 fiscal year would have impacted our net interest income by approximately $0.3 million.

        Since November 30, 2008, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15:    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Securities Exchange Act of 1934 reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Group's management, including its Chief Executive and Chief Financial Officers, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

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

        The effectiveness of internal control over financial reporting as of November 30, 2008 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on pages F-1 to F-2.

Changes in Internal Control over Financial Reporting

        There have been no significant changes in the Company's internal controls over financial reporting during the fiscal year ended November 30, 2008 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C:    Principal Accountant Fees and Services

        The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2008:

	Year ended November 30,
	2008	2007
	(U.S. dollars in thousands)
Audit Fees(1)	$684	$792
Audit-related fees(2)	—	19
Tax fees(3)	357	282

Total fees	$1,041	$1,093

    (1)
    Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2008 and 2007, reviews of the financial statements included in the Company's quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

    (2)
    Represents fees for professional services in connection with responding to an SEC comment letter received during 2007.

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2008 under these policies and procedures.

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

XYRATEX LTD
February 18, 2009
By:	/s/ STEVE BARBER Steve Barber Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at 30 November 2008 and 30 November 2007, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2008 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 November 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Southampton
England
February 18, 2009

XYRATEX LTD

AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2008	2007
	(U.S. dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$28,013	$70,678
Accounts receivable, net of allowance for doubtful accountss of $640 and $434	140,879	122,327
Inventories	128,183	91,662
Prepaid expenses	2,746	2,994
Deferred income taxes	1,000	3,000
Other current assets	4,430	8,275

Total current assets	305,251	298,936
Property, plant and equipment, net	47,229	37,421
Intangible assets, net	11,162	54,175
Deferred income taxes	9,545	19,743

Total assets	$373,187	$410,275

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$111,295	$96,046
Employee compensation and benefits payable	9,745	13,280
Deferred revenue	8,386	15,212
Income taxes payable	2,573	1,165
Foreign currency contracts	13,266	—
Other accrued liabilities	14,333	11,311

Total current liabilities	159,598	137,014
Long-term liabilities	—	—

Total liabilities	159,598	137,014

Commitments and contingencies (note 14)
Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,146 and 29,117 issued and outstanding	291	291
Additional paid-in capital	366,067	356,268
Accumulated other comprehensive income (loss)	(13,603)	1,847
Accumulated deficit	(139,166)	(85,145)

Total shareholders' equity	213,589	273,261

Total liabilities and shareholders' equity	$373,187	$410,275

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2008	2007	2006
	(U.S. dollars and amounts in thousands except per share amounts)
Revenues	$1,049,716	$931,633	$983,633
Cost of revenues	891,139	762,582	786,347

Gross profit	158,577	169,051	197,286
Operating expenses:
Research and development	85,897	77,559	71,391
Selling, general and administrative	63,686	61,977	60,449
Amortization of intangible assets	4,882	7,304	5,123
Impairment of goodwill	34,256	—	—

Total operating expenses	188,721	146,840	136,963

Operating income (loss)	(30,144)	22,211	60,323
Other income	—	890	3,167
Interest income	1,732	3,586	1,773
Interest expense	(114)	(303)	(611)

Income (loss) before income taxes	(28,526)	26,384	64,652
Provision (benefit) for income taxes	19,383	(1,725)	6,474

Net income (loss)	$(47,909)	$28,109	$58,178

Net earnings (loss) per share:
Basic	$(1.64)	$0.97	$2.03

Diluted	$(1.64)	$0.94	$1.97

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,157	28,985	28,663

Diluted	29,157	29,866	29,604

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(U.S. dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2005	28,437	$284	$333,886	($171,432)	($1,356)	$161,382
Issuance of common shares	356	4	3,606			3,610
Non-cash equity compensation			7,194			7,194
Components of comprehensive income, net of tax:
Net income				58,178
Unrealized gain on forward foreign currency contracts net of reclassification adjustment					4,130

Total comprehensive income						62,308

Balances as of November 30, 2006	28,793	$288	$344,686	($113,254)	$2,774	$234,494
Issuance of common shares	324	3	2,902			2,905
Non-cash equity compensation			8,057			8,057
Tax benefit from exercise of options			623			623
Components of comprehensive income, net of tax:
Net income				28,109
Unrealized loss on forward foreign currency contracts net of reclassification adjustment					(927)

Total comprehensive income						27,182

Balances as of November 30, 2007	29,117	$291	$356,268	($85,145)	$1,847	$273,261
Issuance of common shares	421	4	2,040			2,044
Non-cash equity compensation			7,646			7,646
Tax benefit from exercise of options			113			113
Repurchase of common shares	(392)	(4)		(6,112)		(6,116)
Components of comprehensive loss, net of tax:
Net loss				(47,909)
Unrealized loss on forward foreign currency contracts net of reclassification adjustment					(15,450)

Total comprehensive loss						(63,359)

Balances as of November 30, 2008	29,146	$291	$366,067	($139,166)	($13,603)	$213,589

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2008	2007	2006
	(U.S. dollars in thousands)
Cash flows from operating activities:
Net income (loss) from continuing opertions	$(47,909)	$28,109	$58,178
Adjustments to reconcile net income from continuing operations to net cash provided by (used in) operating activities:
Depreciation	15,770	13,683	10,105
Amortization of intangible assets	4,882	7,304	5,123
Impairment of goodwill	34,256	—	—
Non-cash equity compensation	7,646	8,057	7,194
Loss on sale of assets	185	341	265
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(18,552)	(17,003)	(21,098)
Inventories	(36,521)	1,449	(21,528)
Prepaid expenses and other current assets	1,455	(2,956)	1,138
Accounts payable	15,249	11,150	4,302
Employee compensation and benefits payable	(3,535)	(3,365)	3,025
Deferred revenue	(6,826)	(1,091)	(131)
Income taxes payable	1,408	(476)	80
Deferred income taxes	16,944	(1,616)	5,824
Other accrued liabilities	2,718	(2,266)	2,016

Net cash provided by (used in) operating activities	(12,830)	41,320	54,493

Cash flows from investing activities:
Investments in property, plant and equipment	(25,763)	(16,974)	(19,932)
Dispositions of property, plant and equipment	—	—	762
Acquisition of intangible assets	—	(4,833)	(4,000)
Acquisition of business, net of cash received	—	(1,661)	(12,252)

Net cash used in investing activities	(25,763)	(23,468)	(35,422)

Cash flows from financing activities:
Net payments of short-term borrowings	—	(7,000)	(4,000)
Repayment of acquisition note payable	—	—	(3,000)
Repurchase of common shares	(6,116)	—	—
Proceeds from issuance of common shares	2,044	2,905	3,610

Net cash used in financing activities	(4,072)	(4,095)	(3,390)

Change in cash and cash equivalents	(42,665)	13,757	15,681
Cash and cash equivalents at beginning of period	70,678	56,921	41,240

Cash and cash equivalents at end of period	$28,013	$70,678	$56,921

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

        Operations.    We are a leading provider of modular enterprise-class data storage solutions and storage process technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We operate in two business segments: Networked Storage Solutions ("NSS") and Storage Infrastructure ("SI"). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test systems, process automation for disk drive and solar panel manufacturing, servo track writers and disk cleaning systems.

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

        Use of estimates.    The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Some of the more significant estimates include inventory valuation reserves, depreciation, amortization and impairment of long-lived assets including goodwill, deferred tax asset valuation allowance, warranty reserves and equity compensation expense. Actual results could differ from those estimates.

        As set out in Note 5 the Company determined that its goodwill was fully impaired at November 30, 2008 primarily as a result of the deteriorating macro economic environment and a decline in the Company's share price. The Company also considered that these factors were an indication of impairment of long lived assets, other than goodwill. The Company assessed the potential impairment of other long lived assets by comparing the undiscounted cash flows of its business segments to the carrying value of the related assets over the useful lives of those assets and concluded that there was no impairment of our other long lived assets, being intangible assets with a book value of $11,195 and property, plant and equipment with a book value of $47,229. The outlook for the world economy and therefore demand for the Company's products is currently particularly uncertain and it is therefore reasonably possible that the Company's business prospects could decline further over the next year. This could represent a triggering event for a further assessment of the carrying value of long lived assets and may lead to a write-down of these assets.

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in current income. A net foreign currency remeasurement loss of $1,415 and net foreign currency remeasurement gains of $322 and $533 are included in selling general and administrative expenses, in the years ended November 30, 2008, 2007 and 2006, respectively. Net foreign currency remeasurement gains of $nil, $2,349 and $nil are included in provision (benefit) for income taxes in the years ended November 30, 2008, 2007 and 2006, respectively.

        Comprehensive income (loss).    In addition to net income (loss), comprehensive income (loss) includes charges or credits to equity that are not the result of transactions with shareholders. For the Company, this includes unrealized gains and losses on forward foreign currency contracts and foreign currency options. The Company has included components of comprehensive income (loss) within the Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss).

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

        Product sales relating to the SI segment often include customer acceptance provisions. For products produced according to the Company's published specifications and where no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally on delivery. For products produced according to a particular customer's specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer's specifications and title passes to the customer. For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon receipt of final customer acceptance.

        In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met.

        A number of the Company's contracts for the supply of products have included payments upon the achievement of substantive milestones for Non-Recurring Engineering ("NRE") during the product development phase. For these contracts, the product development phase constituted a separate earnings process and revenue relating to the NRE payments received has been recognized upon the achievement of the applicable milestones. Up-front fees received on execution of a contract are recognized over the estimated contract life. Revenue related to NRE payments amounted to approximately $993, $1,210 and $1,861 in the years ended November 30, 2008, 2007 and 2006 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

and other relevant information of which the Company is aware. During the years ended November 30, 2008, 2007 and 2006, warranty expense was $3,765, $3,099 and $3,280 respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $42, $15 and $29 during the years ended November 30, 2008, 2007, and 2006, respectively.

        Pensions and 401(k) plan.    Retirement benefits are provided for U.K. and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to current income as they become payable and amounted to $4,800, $4,634 and $4,685 during the years ended November 30, 2008, 2007 and 2006, respectively.

        Equity compensation.    On December 1, 2005, the Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), "Share-Based Payment" ("FAS 123R"), which requires the measurement and recognition of compensation for all share-based awards made to employees and directors including share options and employee share purchases under a share purchase plan based on estimated fair values. FAS 123R supersedes previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") for periods beginning in the Company's 2006 fiscal year. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 relating to application of FAS 123R.

        The Company adopted FAS 123R using the modified prospective transition method, which requires the application of the accounting standard as of December 1, 2005. Equity compensation is based on the graded vesting of the share-based award, adjusted for expected forfeitures. Equity compensation recognized in the Company's consolidated financial statements includes compensation cost for share-based awards granted prior to, but not fully vested as of, November 30, 2005 and share-based awards granted subsequent to November 30, 2005.

        In the three years ended November 30, 2008 the Company's share based awards were primarily in the form of Restricted Stock Units ("RSUs"). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

        The Company uses the Black-Scholes option pricing model as the method of valuation for share options. The determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by the Company's share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company's expected share price volatility over the term of the award, expected forfeiture levels and actual and projected exercise behaviors. Although the fair value of share-based awards is determined in accordance with FAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results.

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

        Effective as of December 1, 2007, the Company adopted the provision of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109". Application of this interpretation involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

        Net earnings (loss) per share.    Basic net earnings (loss) per share is computed by dividing net income by the weighted-average number of common shares outstanding, during the period, excluding the dilutive effect of RSUs and share options. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period including RSUs and share options.

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

        Software Development Cost.    The Company capitalizes certain internal and external costs incurred to acquire or create internal use software in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete, and amounted to $1,441, $1,824 and $3,195 for the years ended November 30, 2008, 2007 and 2006 respectively.

        Goodwill and purchased intangible assets.    Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. Impairment of goodwill is tested using a two step approach at the reporting unit level. The first step requires comparison of the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

reporting units are estimated using the discounted cash flows approach which utilizes market data including the Company's market value. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied fair value of goodwill for each reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

        Impairment of long-lived assets.    The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets, may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

        Fair Value Measurements.    The Company adopted Statement of Financial Accounting Standard No. 157, Fair Value Measurements ("FAS 157") as of December 1, 2007 in respect of financial assets and liabilities that are disclosed or measured at fair value on a recurring basis. The only impact on its financial statements was the requirement of additional disclosures which are set out below. FAS 157 applies to all assets and liabilities that are being measured and reported on a fair value basis. FAS 157 requires new disclosure that establishes a framework for measuring fair value in U.S. GAAP and expands disclosure about fair value measurements. FAS 157 enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. FAS 157 requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2008 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	November 30, 2008
	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—liability position	$13,603	$13,603

        The Company's forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

        Other financial instruments including cash and cash equivalents are measured at cost which approximates fair value.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        On December 1, 2009, the Company adopted FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115" ("FAS 159"). FAS 159 permits entities to choose to measure financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis (the "fair value option") with changes in fair value reported in earnings each reporting period. The fair value option enables some companies to reduce the volatility in reported earnings caused by measuring related assets and liabilities differently without applying the complex hedge accounting requirements under SFAS 133, to achieve similar results. We already record our derivative financial instruments at fair value in accordance with FAS 133. We did not elect to use the fair value option for any other financial instruments.

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

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 66% of the total accounts receivable balance at November 30, 2008 and two customers represented 61% of the total accounts receivable balance at November 30, 2007. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Revenues of the NSS segment include revenue from one customer accounting for 54%, 56% and 46% of the Company's revenues in the years ended November 30, 2008, 2007 and 2006, respectively. Revenues of the SI segment include revenue from two customers each accounting for 12% of the Company's revenues in the year ended November 30, 2007 and one customer accounting for 28% of the Company's revenues in the year ended November 30, 2006. No other customer accounted for more than 10% of revenues.

        Supplier risk.    The Company integrates highly specialized components, such as disk drives, printed circuit board assemblies and power supplies into its products. These components are generally available from a single source or a limited number of suppliers. If any of these suppliers failed to meet the Company's timing and quality requirements or unexpectedly discontinued its business relations with the Company, and no alternative supplier were found within a reasonable period of time, the Company's ability to manufacture products at acceptable prices or to deliver products on time could be impaired, possibly resulting in loss of sales.

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

        In February 2008, FASB Staff Position No. 157-2, "Effective Date of FAS 157" ("FSP 157-2") was issued delaying the effective date of FAS 157 with respect to nonfinancial assets and nonfinancial liabilities that are not remeasured on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company will adopt the remaining provisions of FAS 157 in its 2009 fiscal year and the Company is currently evaluating the effect, if any, that this adoption will have on its consolidated financial statements.

        In March 2008, the FASB issued FAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—An Amendment of FASB Statement No. 133". FAS 161 requires additional disclosures about the objectives of using derivative instruments, the method by which the derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and the effect of derivative instruments and related hedged items on financial position, financial performance, and cash flows. FAS 161 also requires disclosure of the fair value of derivative instruments and their gains and losses in a tabular format. This statement is effective for the Company's 2009 fiscal year. The Company is currently evaluating the effect, if any, that the adoption of FAS 161 will have on its consolidated financial statements.

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

	Number of common shares
	Year Ended November 30,
	2008	2007	2006
Total weighted average common shares—basic	29,157	28,985	28,663
Dilutive effect of share options	—	724	881
Dilutive effect of restricted stock units	—	177	60

Total weighted average common shares—diluted	29,157	29,886	29,604

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	557	—	—

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

5.     Acquisition, intangible assets and impairment of goodwill and other long-lived assets

Goodwill

        The changes in the carrying amount of goodwill for the years ended November 30, 2008 and 2007 are as follows:

	NSS	SI	Total
Balance at November 30, 2006	$17,330	$22,194	$39,524
Tax benefit of goodwill	—	(2,000)	(2,000)
Contingent consideration	—	607	607

Balance at November 30, 2007	$17,330	$20,801	$38,131
Tax benefit of goodwill	(4,347)	472	(3,875)
Impairment of goodwill	(12,983)	(21,273)	(34,256)

Balance at November 30, 2008	$—	$—	$—

        The Company's annual impairment test was performed as of November 30, 2008. Based on the results of the test, the Company determined its goodwill related to both segments was fully impaired and recorded an impairment charge of $34,256 in the year ended November 30, 2008. The impairment resulted from a reduction in business forecasts based on reduced demand from our customers as a

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

result of the deteriorating macro economic environment in the three months ended November 30, 2008 and also reflected the impact of an 81% fall in the Company's share price in the same period.

        The first step of the impairment test required comparison of the carrying value of reporting units, including goodwill, with the fair market value of the reporting unit. This test is carried out at the reporting unit level which the Company determined to be consistent with its two business segments above. The fair values of the reporting unit were determined through the discounted cash flow approach. The discounted cash flows were based on assumptions consistent with the strategic plan used to manage the underlying business. The Company made adjustments to the cash flows and discount rate to reflect the significantly lower fair value of the reporting units implied by the Company's share price after allowing for share price volatility and a control premium. The valuation, incorporating these adjustments, was based on a seven year cash flow model with a long term growth rate of 1%, a discount rate of 16% and a terminal value based primarily on the discount and growth rates.

        From the first step the Company determined that the goodwill relating to both segments was potentially impaired and performed the second step of the impairment test which involves calculating the implied fair value of goodwill by comparing the fair value of the reporting unit from the first step with the fair value of the related assets and liabilities excluding goodwill. As a result of this step the Company determined that the goodwill in both segments was fully impaired. Primarily because of the decline in the Company's share price the Company also determined that this conclusion was not sensitive to feasible changes in assumptions.

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2008
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$11,693	$8,254	$3,439
Patents and core technology	11,887	6,166	5,721
Non-competition agreements	1,000	1,000	—
Order backlog	2,100	2,100	—
Supplier contracts	39	39	—
Assembled workforce	1,516	1,516	—
Customer relationships	4,629	2,627	2,002

Total	$32,864	$21,702	$11,162

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

        On the basis that no impairment charges are required, the Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2009	$3,956
2010	$3,638
2011	$3,068
2012	$500

  Intangible asset purchases 2007

        During the year ended November 30, 2007, the Company enhanced the intellectual property base within its NSS segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado for consideration of $1,833 including professional fees, and the entry into a patent cross license agreement with IBM for consideration of $3,000. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. Of the amount paid for the Ario intangible assets $1,536 was amortized in the year ended November 30, 2007. The cost of the cross license has been allocated to intangible assets as patents and core technology to be amortized over five years. These intangible assets are expected to be deductible for tax purposes.

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

6.     Inventories

	November 30,
	2008	2007
Finished goods	$21,052	$19,517
Work in progress	17,564	18,364
Raw materials	89,567	53,781

	$128,183	$91,662

7.     Property, Plant and Equipment, Net

	November 30,
	2008	2007
Land	$1,421	$1,421
Buildings and leasehold improvements	8,867	7,429
Machinery and equipment	95,419	72,616

	105,707	81,466
Accumulated depreciation	(58,478)	(44,045)

	$47,229	$37,421

        Depreciation expense during the years ended November 30, 2008, 2007 and 2006 was $15,770, $13,683 and $10,105, respectively. For the years ended November 30, 2008, 2007 and 2006 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $25, $1,219 and $521, respectively.

8.     Income Taxes

        The provision (benefit) from income taxes is comprised as follows:

		Year Ended November 30,
		2008	2007	2006
U.K.	Current	$10	$—	$(415)
U.S.	Current	(3,261)	538	1,655
Other jurisdictions	Current	9	42	(691)
	Deferred	(16,141)	(2,305)	5,925

Total		$(19,383)	$(1,725)	$6,474

        Deferred taxes for the years ended November 30, 2008, 2007 and 2006 are stated net of $3,875, $2,000 and $1,670 of tax benefits credited directly to goodwill related to the acquisitions of ZT Automation and nStor Technologies, Inc in 2005.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2008	2007
Deferred tax assets:
U.K. net operating loss carryforwards	$8,428	$12,351
U.S. net operating loss carryforwards	6,882	7,287
Timing difference on equity compensation	6,344	5,324
Property, plant and equipment	8,073	2,972
Intangible assets	5,433	—
Forward foreign exchange contracts	3,828	—
Other deferred tax assets	1,023	—
Less: valuation allowance	(29,466)	(4,347)

Total deferred tax assets	$10,545	$23,587
Deferred tax liabilities:
Forward foreign exchange contracts	—	(791)
Other deferred tax liabilities	—	(53)

Net deferred tax assets	$10,545	$22,743

        At November 30, 2008 the Company has recorded a valuation allowance of $29,466 against U.K. deferred tax assets. This valuation allowance relates to U.K. tax losses, timing differences related to property, plant and equipment and other timing differences which are not expected to be utilized as a result of the current macro-economic situation, certain tax concessions in the U.K. and the tax structure of the overall Xyratex Ltd group.

        In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the nStor acquisition the Company acquired operating loss carryforwards of nStor Technologies Inc in the United States. These are subject to an annual limitation, could be subject to further more restrictive annual limitations if certain substantial changes in the ownership of the Company occur and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $6,882 at November 30, 2008. As at 30 November 2007 the deferred tax asset relating to these loss carryforwards was stated net of a valuation allowance of $4,347. During the period the valuation allowance against the nStor operating loss carryforwards has been released as the realization of the asset was determined as probable based on the forecast profit and structure of the U.S. operations. The benefit of this release has been allocated to reduce goodwill arising on the acquisition of nStor.

        The Company adopted FAS 123R, with effect from December 1, 2005, and recorded equity compensation expense using the fair value method during the years ended November 30, 2008, 2007 and 2006. This has resulted in the recording of a net deferred tax asset of $4,737, $3,510 and $1,826 at the end of these periods, before valuation allowances. The realization of this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Capital ("APIC"). For the period ended November 30, 2008 the Company recorded a charge to APIC of $599. Under the previous accounting policy using the intrinsic method the Company recorded a separate deferred tax asset relating to share options. At November 30, 2008, $1,607 of this amount remains before valuation allowances.

        The Company has elected to adopt the short-form method of FASB Staff Position FAS 123R-3 to calculate its pool of windfall tax benefits, as of December 1, 2005. FAS 123R prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt the "with-and-without" intra-period tax allocation as described in EITF Topic D-32. As a result, windfall tax benefits are recognized in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefits not recognized in APIC for the years ended November 30, 2008 and 2007 as a result of adopting the "with-and-without" approach were $2,352 and $2,498, respectively before valuation allowances.

        The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2008, 2007 and 2006. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. rate is applied as follows:

	Year Ended November 30,
	2008	2007	2006
Provision (benefit) for income taxes at corporation tax rate	(28.0)%	30.0%	30.0%
Adjustment in respect of prior years	1.0	(17.2)	(4.6)
Nondeductible equity compensation	—	0.6	0.5
Other nondeductible expenses	0.7	0.6	—
Research and development tax credits	(13.9)	(6.5)	(2.4)
Foreign exchange differences	5.2	(4.7)	—
Effect of change in U.K. tax rate	—	5.3	—
Tax differentials on foreign income	(10.4)	(14.7)	(13.4)
Valuation allowance related to goodwill impairment	33.6	—	—
Other valuation allowances	74.8	—	—
Movement on FIN 48 provision	5.2	—	—

Provision (benefit) for income taxes	68.2%	(6.6)%	10.1%

        The components of income (loss) before income taxes are:

	Year Ended November 30,
	2008	2007	2006
U.K.	$(44,332)	$11,574	$29,511
U.S.	4,383	2,877	2,956
Malaysia	8,092	9,987	31,668
Other	3,331	1,946	517

Total	$(28,526)	$26,384	$64,652

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

May 31, 2012. The income tax benefit attributable to this tax status was estimated to be $2,266 ($0.08 per share, diluted), $2,996 ($0.10 per share, diluted) and $9,300 ($0.31 per share, diluted) during the years ended November 30, 2008, 2007 and 2006, respectively.

        Effective as of December 1, 2007, the Company adopted the provision of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FAS No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FAS 109 and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The following table summarizes the activity related to our gross unrecognized tax benefits from 1 December 2007 to 30 November 2008:

Year Ended November 30, 2008
Balance of unrecognized tax benefits at December 1, 2007	$3,311
Gross increase for tax positions taken during a prior period	4,645
Gross increase for tax positions taken during the current period	1,562
Reductions as a result of a lapse of the applicable statute of limitations	(101)

Balance of unrecognized tax benefits at November 30, 2008	$9,417

        As a result of the adoption of FIN 48, the Company recorded no additional unrecognized tax benefits. As of December 1, 2007, the Company had $3,311 of unrecognized tax benefits. At 30 November, 2008 $1,505 of the unrecognized tax benefit carried forward would, if recognized, not affect the effective tax rate and the remaining $7,912 would affect the effective tax rate, if recognised.

        The Company's policy to include interest and penalties related to unrecognized tax benefits in the provision for taxes on the condensed Consolidated Statements of Operations did not change as a result of implementing the provisions of FIN 48. As of the date of adoption of FIN 48, the Company had accrued approximately $100 for the payment of interest and penalties relating to unrecognized tax benefits. This accrual increased by $300 to approximately $400 as of November 30, 2008.

        It is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months but an estimate of the range cannot be made.

        The Company's subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. The Company's U.K. income tax returns for fiscal year 2007 through fiscal year 2008 remain open to examination. The Company's U.S. Federal and state income tax returns for fiscal year 2004 through fiscal year 2008 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2000.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

9.     Equity compensation plans

        During the three years ended November 30, 2008 the Company's share based awards have primarily consisted of Restricted Stock Units ("RSUs"). The Company has also operated an Employee Share Purchase Plan for U.S. employees and a Sharesave option plan for U.K. employees. Prior to this period share based awards were primarily in the form of share options.

        As described in Note 2, with effect from December 1, 2005, the Company adopted FAS 123R, which establishes accounting for share-based awards exchanged for employee services, using the modified prospective application transition method. Accordingly, equity compensation cost is measured at grant date, based on the fair value of the award, over the requisite service period.

        The Company and Credit Suisse, the managing underwriter for the Company's Initial Public Offering (IPO) in 2004, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company's share option, share purchase, restricted stock, restricted stock units and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,633. Lapsed and surrendered options are disregarded for these purposes. As at November 30, 2008, share awards over 2,651 common shares had been granted since the IPO.

Equity Compensation under FAS 123R

        The following table summarizes equity compensation expense related to share-based awards:

	Year ended November 30,
	2008	2007	2006
Equity compensation:
Cost of revenues	$1,264	$1,238	$923
Research and development	2,469	2,477	1,962
Selling, general and administrative	3,913	4,342	4,309

Total equity compensation	7,646	8,057	7,194

Related income tax benefit	$2,424	$2,126	$1,826

Restricted Stock Units

        RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $6,695, $6,121 and $3,405 has been recorded in the years ended November 30, 2008, 2007 and 2006 respectively. The calculation of the number of units expected to vest is based on management's assessment of achievement of the related performance conditions.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Granted	540	25.24
Vested	—	—
Cancelled/forfeited	(29)	26.31

Non-vested restricted stock units at November 30, 2006	511	25.18	2.5
Granted	483	22.91
Vested	(93)	25.65
Cancelled/forfeited	(116)	25.24

Non-vested restricted stock units at November 30, 2007	785	23.74	1.8
Granted	814	14.96
Vested	(192)	24.12
Cancelled/forfeited	(239)	21.96

Non-vested restricted stock units at November 30, 2008	1,168	17.47	1.8

Non-vested restricted stock units expected to vest at November 30, 2008	766		1.7	$2,106

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Sharesave Plan activity was as follows:

Grant date	March 2008	March 2007	March 2006	March 2005
Exercise price	$15.25	$19.71	$22.95	$14.46
Options to purchase common shares outstanding at November 30, 2005	—	—	—	159
Granted	—	—	20	—

Options to purchase common shares outstanding at November 30, 2006	—	—	20	159

Granted	—	21	—	—
Cancelled/forfeited	—	—	(7)	(7)

Options to purchase common shares outstanding at November 30, 2007	—	21	13	152
Granted	71	—	—	—

Exercised	—	—	—	(38)
Cancelled/forfeited	—	(7)	(2)	(114)

Options to purchase common shares outstanding at November 30, 2008	71	14	11	—

Aggregate intrinsic value	$—	$—	$—	$—

Share Option Plans

        The Company has four plans, under which employees were granted options to purchase Xyratex Ltd common shares prior to November 30, 2005. Options granted under each plan vest in line with certain criteria, including at the earlier of a takeover or liquidation of the Company, or ratably, over a period of up to four years from the grant date. Options granted under these plans expire under certain criteria including at the earlier of ten years from the date of grant, following a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2008, options to purchase 1,592 common shares were outstanding under these plans.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Options exercised and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2005	3,477	$8.82
Exercised	(990)	4.83
Canceled/forfeited	(150)	12.67

Outstanding at November 30, 2006	2,337	$10.26
Exercised	(350)	7.86
Canceled/forfeited	(226)	13.54

Outstanding at November 30, 2007	1,761	$10.41
Exercised	(132)	10.44
Canceled/forfeited	(38)	13.69

Outstanding at November 30, 2008	1,592	$9.91	4.8	$193

Exercisable at November 30, 2006	1,428	$7.84

Exercisable at November 30, 2007	1,448	$9.59

Exercisable at November 30, 2008	1,536	$9.76	4.7	$193

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

        The aggregate intrinsic value of options outstanding at November 30, 2008 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. Of the outstanding options at November 30, 2008, 1,228 had exercise prices that were higher than the $2.75 closing market price of the Company's common shares on that date. The total intrinsic value of options exercised during the years ended November 30, 2008, 2007 and 2006 was $638, $4,835 and $17,452, respectively, determined as of the date of exercise. The total fair value of options that vested during the years ended November 30, 2008, 2007 and 2006 was $1,727, $2,373 and $3,191, respectively. The total fair value of options that were forfeited during the years ended November 30, 2008, 2007 and 2006 was $307, $1,111 and $658, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The following table summarizes information about share options outstanding at November 30, 2008:

	Options Outstanding
		Weighted- Average Remaining Contractual Life (in years)		Options Exercisable
Exercise Prices	Number Outstanding		Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.22 – $2.23	364	2.5	$2.22	364	$2.22
$4.07 – $4.08	250	3.6	$4.07	250	$4.07
$9.65 – $10.25	10	5.4	$9.65	10	$9.65
$13.51 – $14.47	927	5.9	$14.25	882	$14.28
$15.57 – $17.40	41	6.5	$15.82	30	$15.83

	1,592	4.8	$9.91	1,536	$9.76

Employee Stock Purchase plan

        The Company also operates an employee stock purchase plan (the "ESPP"), under which any eligible U.S. employee of the Company receives the rights to purchase the Company's shares. A purchase right entitles a participant to purchase at the end of each fiscal quarter the number of common shares determined by dividing the participant's accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

        There were 69, 31, and 34 shares awarded under this plan in the years ended November 30, 2008, 2007 and 2006, respectively.

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

        At November 30, 2008 no restricted shares were outstanding. 195 restricted shares were awarded in 2005. No expense has been recorded in connection with these awards because the Company did not consider it probable that the related performance criteria would be met and the awards were subsequently forfeited.

        In addition, included in issued common shares are 280 shares which were purchased by certain directors and management in February 2004 and which were subject to repurchase by the Company at their purchase price. The repurchase restrictions lapsed and therefore the shares became vested over a

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

four year period, with the final tranche vesting on November 30, 2007. Included in equity compensation expense in the year ended November 30, 2007 is $51 relating to the vesting of these shares. The fair value of the shares which vested during the years ended November 30, 2007 and 2006 was $958 and $1,485, respectively.

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

        Expected Volatility.    The volatility factor the Company used in the Black-Scholes option valuation model is based on the Company's historical share prices and the reported historical volatility of comparable companies.

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

        The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year ended November 30,
	2008	2007	2006
Risk-free interest rate	3.00%	4.75%	4.75%
Dividend yield	0.00%	0.00%	0.00%
Volatility	75%	75%	75%
Expected option life	1.5 years	1.5 years	1.5 years

        At November 30, 2008, the Company had 1,320 non-vested share based awards that had a weighted average grant date fair value of $17.27. As of November 30, 2008, the Company had $6,693 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.6 years.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

10.   Equity—Share Capital

        The Company's authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and, 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2008 there were 29,146 common shares outstanding. No other class of shares has been issued.

        Common shares—Holders of common shares are entitled to one vote per share on all matters upon which the common shares are entitled to vote, including the election of directors. The holders of common shares are entitled to receive dividends when and as declared by the Company's board of directors. Upon any liquidation, dissolution, or winding up of the Company, surplus assets will be distributed ratably to holders of common shares. There are no restrictions on these shares.

        Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2008, there were no preference shares outstanding.

        Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2008, there were no deferred shares outstanding.

Repurchases of Common Shares

        On January 14, 2008 the Company commenced a share buy-back program. Under this program the Company purchased 392 shares at a total value of $6,116 between January and August 2008. As of January 31, 2009 the share buy-back program is suspended due to the Company's intention to conserve cash balances as a result of uncertain macro economic environment.

11.   Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's share option plans. Following the demerger of the Company's business from HIHL in 2000, the Trust holds shares of the Company. Assets held by the Trust are used to compensate current employees of the Company and former employees of HIHL and its subsidiaries. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2008 and 2007, the Trust held 277 and 298 common shares, respectively. The Trust has not made any new awards since 2004.

        Transactions between the Trust and employees of the Company have been accounted for in accordance with FAS 123R and any resulting compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital. Activity related to equity

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

based compensation awards given to employees are included in the share option and award activity in Note 9.

        The Trust pays administrative fees to the Company of $9 per year.

        The Company set up a new employee benefit trust in June 2004. This trust holds 118 common shares in Xyratex Ltd, included in unissued shares at November 30, 2008. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company.

12.   Credit facilities

        As of November 30, 2008, the Company has credit facilities with a major U.K. financial institution (the "Bank") under which it has a revolving line of credit which expires in December 2011 of up to $30,000 and an overdraft facility of up to $25,000. No amounts are outstanding under these facilities at November 30, 2008. Any amounts borrowed under the revolving line of credit facility would be repayable in 2011. Any amounts borrowed under the overdraft facility would be repayable on demand.

        Interest is payable at between 1.25% and 1.75% above LIBOR on the revolving credit facility, depending on the level of debt relative to operating income. Interest is payable at 1% above LIBOR on the overdraft facility. Amounts under the revolving credit and overdraft facilities may be borrowed in U.K. pounds or U.S. dollars and separate currency LIBOR rates apply for each currency. The revolving credit facility contains restrictive covenants that, among other provisions, require compliance with certain financial covenants including levels of income from operations relative to net interest and tangible net assets as determined in accordance with accounting principles generally accepted in the U.S. The facilities are collateralized by substantially all of the assets of the Company.

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

        The Company reclassified a gain of $1,847 net of tax of $791 from AOCI to earnings during the year ended November 30, 2008 due to the realization of the underlying transactions. Such amounts were recorded as selling, general and administrative expense. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current liabilities, to AOCI of $13,603, net of tax of $Nil for the year ended November 30, 2008. For the year ended November 30, 2007 the Company recorded in other current assets, movements to AOCI of $1,847, net of tax of $791. Any remaining unrealized amounts are expected to be reclassified to earnings during the next twelve months. The fair value of these foreign currency contracts represents the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

        The following table shows derivatives existing as of November 30, 2008 and November 30, 2007:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2008	2007
Forward exchange contracts and options	$61,599	$63,344
Fair value of contracts—asset (liability)	$(12,399)	$2,440
Carrying value of contracts—asset (liability)	$(12,399)	$2,440
Average rate of contract	$1.87	$1.98
Period end rate	$1.53	$2.06
Maximum period of contracts (months)	12	12

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2008	2007
Forward exchange contracts and options	$12,280	$5,000
Fair value of contracts—asset (liability)	$(1,204)	$196
Carrying value of contracts—asset (liability)	$(1,204)	$196
Average rate of contract	$0.31	$0.29
Period end rate	$0.28	$0.29
Maximum period of contracts (months)	7	6

Fair values

        The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

14.   Commitments and Contingencies

        Operating Lease Commitments.    The Company leases certain real and personal property from both unrelated third parties and a former related party (see Note 17). Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2008 are as follows:

Year Ending November 30	Related party	Other	Total
2009	$3,555	$3,419	$6,974
2010	1,322	2,436	3,758
2011	372	831	1,203
2012	372	519	891
2013	372	479	851
2014 and thereafter	1,456	40	1,496

Total minimum payments required	$7,449	$7,724	$15,173

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $7,251, $7,199 and $6,342 for the years ended November 30, 2008, 2007 and 2006, respectively.

        These expenses include $4,849, $4,584 and $3,732 for the years ended November 30, 2008, 2007 and 2006, respectively to a former related party (Note 17).

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2008:

Amount of liability
Balance at November 30, 2005:	$2,545
Accruals for warranties issued during the year	3,280
Settlements made during the year	(2,669)

Balance at November 30, 2006:	$3,156
Accruals for warranties issued during the year	3,099
Settlements made during the year	(2,712)

Balance at November 30, 2007:	$3,543
Accruals for warranties issued during the year	3,765
Settlements made during the year	(3,354)

Balance at November 30, 2008:	$3,954

15.   Supplemental Cash Flow Information

        Cash paid for income taxes was $1,264, $816 and $1,004 for the years ended November 30, 2008, 2007 and 2006, respectively. Cash received from income taxes was $1,202, $359 and $541 for the years ended November 30, 2008, 2007 and 2006, respectively. Cash paid for interest was $114, $295 and $716 for the years ended November 30, 2008, 2007 and 2006, respectively.

        Proceeds from the exercise of share options were $2,044, $2,905 and $3,610 for the years ended November 30, 2008, 2007 and 2006 respectively.

16.   Segment Information

        Description of segments.    The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—NSS and SI, each of which comprises a reportable segment.

        Description of the Company's segments:

        NSS.    Provision of high performance, high density, network storage subsystem technology to OEMs supplying the network storage and data networking market places.

        SI.    Provision of high-performance, high density disk drive, process and test technology to the major disk drive companies and their component suppliers for the development and production of highly reliable disk drives.

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

	Year Ended November 30,
	2008	2007	2006
Revenues:
NSS	$855,770	$693,990	$598,752
SI	193,946	237,643	384,881

Total Segments	$1,049,716	$931,633	$983,633

Gross profit:
NSS	$107,275	$100,573	$82,762
SI	$52,566	69,716	115,447

Total Segments	159,841	170,289	198,209
Non cash equity compensation	(1,264)	(1,238)	(923)

Total	$158,577	$169,051	$197,286

Depreciation and amortization:
NSS	$11,907	$12,238	$7,864
SI	$6,546	6,981	6,390

Total Segments	$18,454	19,219	14,254
Corporate	$2,198	1,768	974

Total	$20,652	$20,987	$15,228

        In addition the goodwill impairment charge recorded in 2008 consisted of $12,983 related to the NSS division and $21,273 related to the SI division.

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Geographic Information

	United States	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2008	$707,677	$132,345	$202,083	$7,611	$1,049,716
Year Ended November 30, 2007	$562,869	$167,698	$197,790	$3,276	$931,633
Year Ended November 30, 2006	$563,183	$126,528	$292,748	$1,174	$983,633
Long-lived assets (all non-current assets):
November 30, 2008	$10,192	$30,281	$17,158	$793	$58,424
November 30, 2007	$8,952	$70,753	$11,454	$437	$91,596
November 30, 2006	$9,110	$73,432	$9,606	$432	$92,580

17.   Related parties

        The Company sold its U.K. property in 2000 as part of demerger of a predecessor holding company. As part of the demerger the terms of leases of this property were agreed. The Company continues to occupy this property and although the landlord of this property is not a related party at November 30, 2008 the terms of the leases were agreed before the demerger or when the landlord and the Company had substantially common ownership. The amounts paid for rent and related services was $4,849, $4,584 and $3,732 for the years ended November 30, 2008, 2007 and 2006, respectively.

18.   Subsequent events

        On December 4, 2008 the Company announced a cost reduction program in response to worsening market conditions resulting from upheaval in the financial credit markets. This included a compulsory headcount reduction program and the closure of certain Company locations, primarily supporting research and development. The Company expects to reduce its overall employee numbers by approximately 7%. The costs of employee and lease terminations are expected to be incurred in the first six months of 2009 and amount to approximately $3,300.