Form 20-F
period 2009-11-30
XYRATEX LTD
filed 2010-02-23
CIK 1284823

Use these links to rapidly review the document

PART III

XYRATEX LTD

ANNUAL REPORT FOR THE YEAR ENDED

NOVEMBER 30, 2009

As filed with the Securities and Exchange Commission on February 23, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended November 30, 2009
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

Brad Driver
46831 Lakeview Blvd
Fremont, CA 94538
USA
Tel: +1 510 687-5260
Email: bdriver@us.xyratex.com
(Name, telephone number, e-mail and/or facsimile number and address of Company contact person)

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

29,578,613 common shares, par value $0.01 per share

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

Yes ☒        No ☐

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐        No ☐

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

Yes ☐        No ☒

INTRODUCTION

        Xyratex Ltd is a limited liability company incorporated under the laws of Bermuda. Xyratex Ltd was incorporated on April 10, 2002 and is registered with the Registrar of Companies in Bermuda under registration number EC 31989. As a Bermuda company we are governed by the Companies Act 1981 of Bermuda. We maintain a registered office in Bermuda at Clarendon House, Church Street, Hamilton, Bermuda. Our principal executive offices are located at Langstone Road, Havant PO9 1SA, United Kingdom and the telephone number for these offices is (011) 44 2392 496000. Our agent for service of process in the United States is Chris Sharman, 46831 Lakeview Blvd, Fremont, California 94538, USA (telephone: (510) 687 5200).

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

INDUSTRY DATA

        In this Annual Report, we refer to information regarding the Networked Storage Solutions Market and the Storage Infrastructure Market from the following independent research companies: Coughlin Associates; International Data Corporation or IDC; and TrendFocus.

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

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

Item 3A:    Selected Financial Data

        The selected historical consolidated statement of operations data for the years ended November 30, 2009, 2008 and 2007 and balance sheet data for the years ended November 30, 2009 and 2008 presented below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2006 and 2005 and balance sheet data for the years ended November 30, 2007, 2006 and 2005 presented below have been derived from the audited consolidated financial statements not included in this report.

	Year Ended November 30,
	2009	2008	2007	2006	2005
	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Networked Storage Solutions	$762,028	$855,770	$693,990	$598,752	$415,379
Storage Infrastructure	105,863	193,946	237,643	384,881	264,230

Total revenues	867,891	1,049,716	931,633	983,633	679,609

Gross profit:
Networked Storage Solutions	97,981	107,275	100,573	82,762	64,831
Storage Infrastructure	28,202	52,566	69,716	115,447	79,463
Non-cash equity compensation	(907)	(1,264)	(1,238)	(923)	—

Total gross profit	125,276	158,577	169,051	197,286	144,294

Operating expenses:
Research and development	71,062	85,897	77,559	71,391	54,327
Selling, general and administrative	56,463	63,686	61,977	60,449	38,842
Amortization of intangible assets	3,939	4,882	7,304	5,123	3,218
Impairment of goodwill(1)	—	34,256	—	—	—
Restructuring costs	5,898	—	—	—	—
In process research and development	—	—	—	—	3,230

Total operating expenses	137,362	188,721	146,840	136,963	99,617

Operating income (loss)	(12,086)	(30,144)	22,211	60,323	44,677
Other income	—	—	890	3,167	—
Interest income, net	114	1,618	3,283	1,162	1,176

Income (loss) from continuing operations before income taxes	(11,972)	(28,526)	26,384	64,652	45,853
Provision (benefit) for income taxes(1)	4,442	19,383	(1,725)	6,474	3,964

Net income (loss) from continuing operations	(16,414)	(47,909)	28,109	58,178	41,889
Income from discontinued operations	—	—	—	—	280

Net income (loss)	(16,414)	(47,909)	28,109	58,178	42,169

Net earnings (loss) per common share—basic	$(0.56)	$(1.64)	$0.97	$2.03	$1.49
Net earnings (loss) per common share—diluted(2)	$(0.56)	$(1.64)	$0.94	$1.97	$1.45
Weighted average common shares (in thousands) used in calculating net earnings (loss) per share:
Basic	29,402	29,157	28,985	28,663	28,329
Diluted	29,402	29,157	29,866	29,604	29,031

(1)
In our 2008 fiscal year we recorded a $34.3 million impairment of goodwill arising from acquisitions in 2004 and 2005 and a $19.9 million valuation allowance against U.K. deferred tax assets. These primarily resulted from the impact of the global economic environment on our actual and forecast operating results.

(2)
In our 2005 fiscal year the basic net earnings from continuing operations per common share was $1.48 and the diluted net earnings per common share was $1.44. In our 2006, 2007, 2008 and 2009 fiscal years the net earnings from continuing operations per common share, basic and diluted, was the same as the net earnings per common share, basic and diluted.

	As of November 30,
	2009	2008	2007	2006	2005
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$51,935	$28,013	$70,678	$56,921	$41,240
Working capital	161,277	145,653	161,922	129,320	74,284
Total assets	354,250	373,187	410,275	375,680	301,290
Short-term borrowings and current portion of acquisition note payable	—	—	—	4,000	7,000
Long-term debt and acquisition note payable, net of current portion	—	—	—	3,000	7,000

Total debt	—	—	—	7,000	14,000

Total shareholders' equity	$219,238	$213,589	$273,261	$234,494	$161,382

Number of shares issued and outstanding:
Common shares	29,461	29,146	29,117	28,793	28,437

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

        We derive a substantial portion of our revenues from a relatively small number of customers. In our 2009 fiscal year, sales to our top six customers accounted for 87% of our revenues with sales to NetApp and Dell accounting for 48% and 15% for our revenues respectively. In our 2008 fiscal year, sales to our top six customers accounted for 83% of our revenues with sales to NetApp accounting for 54% of our revenues. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

        In 2006, Seagate acquired Maxtor Corp., which was an emerging customer of Xyratex. This represented a significant consolidation in the disk drive marketplace and created a reduction in demand for our products in 2007 and 2008. Further industry consolidation involving our customers could also result in a reduction in demand for our products. In particular, if one of our major customers is acquired by one of its competitors that is not one of our customers our business with that major customer could reduce or cease altogether. The new parent company may impose a divergent strategy away from our existing technology base, potentially resulting in the loss of business to Xyratex.

        In 2008, we reached an agreement with NetApp which enabled them to utilize contract manufacturers, under license, as an alternative source for a proportion of the products we supply. Any large penetration of contract manufacturers into our major customers could adversely affect our revenues and financial condition.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income (Loss)
	(unaudited) (U.S. dollars in thousands)
First Quarter 2008	$217,054	$(2,219)
Second Quarter 2008	266,455	2,244
Third Quarter 2008	280,780	7,813
Fourth Quarter 2008	285,427	(55,747)
First Quarter 2009	183,885	(16,128)
Second Quarter 2009	194,739	(9,643)
Third Quarter 2009	246,294	7,807
Fourth Quarter 2009	$242,973	$1,550

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

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including Dot Hill Systems Corp., LSI Corporation, MiTAC International Corporation and Sanmina-SCI Corporation (doing business as Newisys), together with larger suppliers such as EMC Corporation and Hitachi, Ltd.;

  •
  electronic manufacturing services (EMS) companies acquiring the necessary skills and intellectual property to enter the Storage Systems marketplace. For example, Sanmina-SCI competes with us through its subsidiary, Newisys, a company formed after the acquisition of certain assets from Adaptec Inc., a competitor to our storage systems business;

  •
  companies providing capital equipment to disk drive manufacturers, including existing suppliers of products such as Aries-MRS Inc., Flexstar Technology Inc., Hitachi High-Technologies Corp., SpeedFam Clean System Co., Ltd. (a subsidiary of SpeedFam Co., Ltd.) and Teradyne, Inc.;

  •
  in-house development efforts by existing and potential customers;

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

        The recent financial crisis, the resulting recession in many countries and future changes in the world economy could negatively impact our business.

        The global financial markets have recently experienced significant turmoil which has led to, among other things, a loss in consumer confidence, rising unemployment, reduced availability of credit, concerns over solvency of financial and other institutions and stock market volatility. As a result there was a recession in 2009 in many parts of the world including the U.S., Europe and certain countries in Asia which resulted in a decline in our revenues in 2009. While we have seen signs of economic stabilization and a recovery in the world economy and in the market for our products, if this is not sustained our business could be negatively affected in a number of ways, including customers reducing or delaying orders, increased pricing pressures, risks to the solvency of customers and suppliers, reduced ability to forecast demand and manage inventory, reduced ability to collect receivables and shorter payment terms with suppliers.

        The reduced availability of credit may also impact our business. For example, we may not be able to utilize our credit facilities with HSBC if we are unable to comply with the associated financial covenants and alternative sources of financing may be more difficult or impossible to obtain.

        These factors could cause a reduction in profits or increased losses, increase our cash requirements or require us to take a material impairment charge related to our assets, any of which may result in a decline in our share price.

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

        We may also need to assert claims against others in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, and we cannot be certain that we would prevail in any future litigation. For example, in July 2008 we filed a complaint against Teradyne, Inc. in connection with our belief that they were breaching one of our patents. In December 2009, a confidential settlement agreement was reached. Any litigation of this nature, whether or not determined in our favor or settled by us, would be costly and could divert valuable company resources. The enforcement by third parties of their intellectual property rights against us or the failure to successfully protect our intellectual property rights could significantly harm our financial condition.

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

        Our manufacturing process depends on the availability and timely supply of components which meet our specifications and quality demands. Some of the components that we integrate into our own products are highly specialized and may only be available from a single source or a limited number of suppliers, particularly semi conductor suppliers. In addition, we depend on Flextronics International Ltd. as our sole source supplier for the provision of electronic printed circuit board assemblies (PCBAs). Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Moreover, if any of our suppliers were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, our suppliers may go out of business, be impacted by natural disasters or may cease production of components, and it can take a substantial period of time to qualify a new supplier of components. Moreover, we obtain these components through purchase order arrangements and do not have long-term supply agreements in place with our suppliers.

        We have recently experienced constraints on the supply of certain key components, particularly semi-conductors, resulting from a global increase in demand for these components following a period when the suppliers reduced production capacity in response to the global recession. Due to the time required to install production capacity, the supply constraints may worsen or component prices may increase more than we expect which could reduce our revenues and gross margins and harm our financial condition.

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

  •
  the impact of an outbreak of a viral pandemic, such as swine flu, severe acute respiratory syndrome, or SARS, or the avian flu virus, on our employees or suppliers;

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

        We recorded operating losses of $12.1 million and $30.1 million in our 2009 and 2008 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions and therefore we will need to generate significant revenues in order to achieve profitability. We cannot assure you that we can achieve operating income on a quarterly or annual basis in the future.

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

        A large proportion of our SI revenues and a significant proportion of our NSS products are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government. These are currently in force until May 2012 for SI products and 2017 for NSS products. Our favorable tax treatment in Malaysia is dependent upon the success of the new application and on meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

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

        Increasing Environmental Legislation could adversely affect our business if we are unable to comply with regional legislation and hence be unable to supply products to certain global regions.

        The European Parliament has enacted the Restriction on Use of Hazardous Substances Directive (RoHS Directive), which restricts the sale of new electrical and electronic equipment containing certain hazardous substances, including lead, which is currently used in some of the products we manufacture. A further iteration of this legislation is currently being developed. China has introduced similar legislation being the "Administration on the Control of Pollution Caused by Electronic Information Products" (China RoHS), with further similar such legislation anticipated in the future by other countries. We have modified our manufacturing processes to eliminate these hazardous materials from our products and have complied with the RoHS directive since the restrictions came into force on July 1, 2006. Moreover, we believe we have complied with the currently defined China RoHS requirements. By working closely with our suppliers to redesign or reformulate their components containing the hazardous substances we have reduced or eliminated these materials from our products. However, if we do not continue to comply with these directives in the future, we may suffer a loss of revenue, be unable to sell in certain markets or countries and suffer competitive disadvantage.

        The European Parliament also enacted the Waste Electrical and Electronic Equipment Directive, (WEEE Directive), which makes producers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products. We may incur financial responsibility for the collection, recycling, treatment or disposal of products covered under the WEEE Directive. To meet certain legal requirements under this Directive, Xyratex has become a member of a business to business recycling scheme. Similar laws and regulations have been or may be enacted in other regions including the United States, China and Japan. These new restrictions may expand the list of banned hazardous substances or reduce the level of acceptable concentrations of other materials in our products. Although we do not expect any material adverse effects based on the nature of our operations and the effect of such laws, there is no assurance that such existing or future laws will not have a material adverse effect on our business.

        The Registration Evaluation Authorisation (and restriction) of CHemicals (REACH) regulations came into force across European Union Member States in June 2007. The focus of REACH is to ensure that approximately 30,000 of the most frequently used substances, and all new substances, are registered along with the appropriate level of safety data. REACH stipulates that the use of 'substances of very high concern' (SVHC) may need to be authorized, which could impose significant costs to industry. While the direct involvement of Xyratex is small, this legislation may impact our supply chain, raising costs, potentially putting some suppliers out of business and making some materials and components unavailable. Other countries outside Europe may seek to introduce similar legislation to control hazardous substances. To date, Xyratex believes that none of the identified SVHCs is used within our products, but the list of SVHCs is expected to grow.

        Legislation is also being released from various sources, including the U.S. and E.U., in relation to batteries. Such legislation restricts hazardous materials, requires marking such materials and specifies permissible packaging and transportation configurations.

        Customers and potential customers may require compliance with environmental controls more stringent than those required by European legislation. These may be nationally driven or company driven, as leading players in an industry take specific unilateral initiatives in pursuit of a corporate environmental strategy. For example, in Japan some of our potential customers have developed their own environmental standards which include, amongst other things, restrictions on the type of insulation surrounding copper wire and cables.

        In general, the global level of environmental control is rapidly increasing. While we endeavor to comply with these environmental controls, any failure to do so may harm our ability to work with certain customers or markets.

        We may identify weaknesses and/or deficiencies with our controls over financial reporting when evaluating these controls for compliance with section 404 of the Sarbanes-Oxley Act.

        We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to report annually on our evaluation of our internal controls over financial reporting. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2009, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management's time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

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

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 27.1% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

        Our NSS products provide modular, highly scalable, high-speed, high-density, high-availability, reliable, and flexible data storage. Our hard disk drive (HDD) and Solid State Drive (SSD) based storage subsystems support a range of high-speed communication technologies to demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs to be created from a standard set of interlocking technology modules. Using data published by the independent research company International Data Corporation, or IDC, on the number of petabytes shipped in 2008 and 2009, we estimate that we are responsible for between 14% and 16% of the worldwide external storage system storage capacity shipments through our original equipment manufacturer (OEM) customer base. This amounted to approximately 1,534 petabytes in 2009, an increase from 1,169 petabytes in 2008 and 662 petabytes in 2007. A petabyte is a unit of measurement equal to one million gigabytes (GBs) of information. This significant growth was further validated by IDC's Worldwide Disk Storage Systems 2008 Vendor Shares: Year in Review (Doc #220229, December 2009), which showed Xyratex as the world's largest OEM Supplier in 2008 by revenue.

        Our SI product portfolio includes process, inspection and test equipment utilized in disk drive head fabrication, disk drive substrate and media manufacturing and disk drive final assembly and test. The company estimates that over 760,000 HDDs are formatted and qualified each day on SI equipment. Based on the September 2008 bi-annual HDD capital equipment report from the independent market research firm Coughlin Associates, we also estimate that our overall SI revenue represents approximately 11% of the HDD industry's capital equipment spending.

        We have over 25 years of experience in research and development relating to HDDs, storage systems, high-speed communication protocols and manufacturing process technology. This experience has enabled us to establish long-term strategic relationships with customers and related technology suppliers. We believe that we have been first to market with several data storage system and test equipment products that complement our customers' core competencies and objectives. For example, we were first to market with an automated test process solution for the HDD manufacturing industry and first-to-market with the introduction of a switch to replace the traditional Fibre Channel (FC) loop architecture in a storage subsystem. In 2005 we announced a number of significant patent filings in the areas of optical backplane interconnect. In 2006 we were first to volume ship mixed SAS/SATA storage systems (where SAS stands for Serial Attached SCSI, SCSI stands for Small Computer System Interface, and SATA stands for Serial Advanced Technology Architecture). Our leadership position continues to be enhanced with our first to market advantage of both the 4 Gigabits per second (Gb/s) FC system delivered in 2007 and the first public demonstration of a SAS 6 Gb/s storage enclosure in November 2008.

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

        Our patent portfolio continues to reflect our innovation with 384 filings worldwide. In addition, we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets.

        We have research and development, manufacturing, sales and customer support operations at our major locations in the United States, Asia and Europe. In addition, we have research and development activities located in India and we provide local support to major customer locations in Asia. We continually look for efficiencies and improvements in supply lines that can benefit our customers. For example, in 2007 we established NSS product manufacturing in Malaysia as our customers' demand in the Asia region increases. We also review our technology suppliers and sources to optimize operational and development costs.

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

Industry Overview

        Worldwide storage demand continues to increase, despite the economic uncertainties. This is largely driven by the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications, e-mail communications, the Internet and multimedia applications, which have collectively fueled an increase in demand for data storage capacity. The adoption of virtualized technologies, the replication of information to improve recoverability, data retention mandates, as well as the significant growth in the creation and archiving of unstructured data (fixed content) in both traditional business and emerging internet—based businesses changes the scope and the type of storage systems that need to be deployed to customers. This growing diversification of markets and customers, coupled with the volatility in the market, creates both challenges and opportunities for Xyratex. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to recent IDC data, shipments of storage in terms of petabytes are expected to increase at a compound annual growth rate (CAGR) of 43.6% through 2013, reaching over 52,000 petabytes in 2013 (Worldwide Enterprise Storage Systems 2009-2013 Forecast Update, IDC, December 2009).

        The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating HDDs, requiring an increase in both HDD unit volumes and average storage capacities. NAND Flash based drives called SSDs (Solid State Drives) are also now shipping in Xyratex and competitor storage systems. While we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, SSDs are now providing a higher performance tier of storage, Tier-0, that is enhancing the performance of our storage systems. SSDs show today a competitive advantage in several market niches: (a) very low density storage, where the HDD base cost does not favorably compete with the low-end SSD cost, determined mostly by the NAND chip cost and therefore scalable down to fairly low prices for very low densities; (b) very high-speed enterprise applications, where individual high-end SSDs can substitute for multiple high-speed HDDs, providing higher IOPS (Input/Output operations Per Second) per dollar, (c) ruggedized applications where the mechanical nature of HDDs does not provide equivalent reliability, and (d) high performance read intensive applications such as blade computing boot devices. These SSD market niches are expected to remain relatively small in the years to come, with HDD unit shipments expected to reach 556 million in 2009 and growing to 776 million in 2013, while SSD unit shipments are forecasted to be only 62 million in 2013 (Focus on Update: SSDs begin to Mature, TrendFocus, June 2009).

        In addition to the growth in data volume, the market for data storage products and services is also affected by the variety in data sources and purposes within the enterprise and consumer markets. Businesses face the challenge of managing the accessibility, prioritization, and protection of data in a cost-efficient manner. We believe that the realization that not all data is of equal value is driving a proliferation of disk drive storage and networking technologies developed to address different data management requirements. We also believe that businesses are now increasingly focusing on the issues surrounding increasing power consumption and thermal management to maintain compliance with emerging environmental legislation and to reduce energy costs. Because of the increased storage requirement and proliferation of storage technologies, we believe that there is a growing opportunity for outsourced product and service offerings within the data storage and Information Technology (IT) marketplace. According to a preliminary forecast by IDC, growth will return to the IT industry in 2010, rebounding from a decline of 3.0% in 2009 to an increase of 3.2% in 2010 (IDC Predictions 2010: Recovery and Transformation, December 3, 2009). External storage is one of the technologies expected to move the IT industry into positive growth in 2010, and is forecasted to grow 3.9% over 2009 (Worldwide Enterprise Storage Systems 2009-2013 Forecast Update, IDC, December 2009).

  NSS Industry Overview

        There are a number of dynamics that affect the market for the NSS division's storage subsystem products and services, some of which, we believe, are as follows:

  •
  OEM outsourcing of storage products and changes in partners typically takes place at the time of technology transitions.

  •
  Continued growth of networked storage (both Networked Attached Storage or NAS and Storage Area Networks or SAN) rather than direct attached storage.

  •
  Shift in storage locale from on-site internal systems to remote cloud-based storage.

  •
  High Capacity/Low Cost Disk Storage as a growing segment of the market.

  •
  Compliance and regulatory policies continue to drive increased need for storage.

  •
  Power efficiencies needed to support global environmental initiatives and pressures.

  •
  High performance storage solutions are key to addressing markets such as video and rich media markets.

  •
  Convergence of storage systems and traditional servers into an integrated storage server.

        OEM outsourcing of storage products typically taking place at the time of technology transitions:    Technology transitions provide opportunities to introduce new products such as the transition of FC based storage systems to SAS which is well established in internal disk drive interfaces of servers. We believe that we were first to market with 4 Gb/s technology and analysts confirmed that we were the first to announce 8 Gb/s FC technology leadership. Our strategy is to provide new capabilities to our OEM customers on a timely basis such that they can either add their own value through other advanced functionality or package solutions to the various market segments. In 2009, drive vendors introduced their final generation of Fibre Channel-based 3.5" form factor performance drives. All storage system vendors have now transitioned or are planning transitions to SAS-based technology. While Fibre Channel and IP-based networks will continue to dominate the switched storage network architectures, SAS will become the dominant JBOD storage attachment protocol due to its lower cost and high performance. Xyratex is now sampling its 6 Gb/s SAS JBOD controllers and plans to support the recent SAS 2.1 advanced connectivity options. We expect this transition to continue into the higher price band products as well as new growth markets, providing additional opportunity for enterprise class subsystems and solutions.

        Continued growth of networked storage (both NAS and SAN) rather than direct attached storage:    Over the last few years we have seen the gradual transition from direct attached storage (typically using SAS or SATA as its interface) to networked storage, typically employing either FC or Gigabit Ethernet. We address these markets through our OEM customers who provide both SAN and NAS storage solutions with a wide range of products. For those customers requiring direct attach connectivity, Xyratex provides SAS solutions. Other trends, such as server and storage virtualization are driving the increase in shared storage and the mixing of heterogeneous storage to support divergent storage performance requirements. We expect that the trend toward this type of enterprise consolidation through virtualization is going to continue and to allow lower level storage systems to be utilized more readily.

        Shift in storage locale from on-site internal systems to remote cloud storage:    We believe that the increasing adoption of cloud storage could dramatically influence the storage system market. Aggregating storage in private or public clouds provides distinct advantages to customers in all industries and stages of maturity—startups can lower their initial investment in IT by utilizing the "pay per use" model of cloud storage, corporations with complex regulatory requirements for storage archiving can outsource this storage to a specialty storage provider to insure compliance. These emerging cloud storage providers have a diverse range of storage requirements which could provide large opportunities for existing OEM customers and potentially a new market opportunity for Xyratex and other low-cost bulk storage providers.

        High capacity/low cost disk storage:    We believe that data retention, management of fixed content and disk-to-disk backup (and disk-to-disk-to-tape) are leading the way for the growth in capacity-oriented disk drives. From a capacity perspective these high capacity-low cost systems are projected to grow almost three times as fast as the performance oriented (SAS/FC). This was evidenced by IDC's 2009 update report which stated that the revenue for storage systems containing capacity optimized disk drive technology will grow from $8.1 billion in 2009 to $17.4 billion in 2013, representing a CAGR of 16% (Worldwide Enterprise Storage Systems 2009-2013 Forecast Update, IDC, December 2009). The same report also stated that the compound growth in petabyte shipments for this segment is expected to be 59.5% over this period. We believe that this significant growth is driven by emerging storage intensive markets such as rich media archives, healthcare and vaulting and is addressed through ultra-high disk density storage solutions.

        Compliance and regulatory storage needs:    We believe that regulatory compliance, such as the Sarbanes-Oxley Act of 2002, is a growing concern for most industries on a global basis and is driving a significant volume of data which must be stored over an extended period of time. We are particularly seeing this trend in vertical markets such as health care and government.

        Power efficient global initiatives and environmental pressures:    Another key driver that we believe has grown in importance over the past few years is the provision of power efficient or 'Green' solutions. Xyratex has invested and continues to invest in improvements in both the basic hardware capabilities and advanced enclosure management technology to minimize power consumption (reduced cost of ownership) and also designs products to minimize ecological impact throughout a product's lifecycle. We believe that data protection, distributed environments, and disk-based backup will drive networked storage growth and that "green credentials" will be an increasingly important decision point for many customers in the future. Xyratex is also involved in multi-organization projects investigating the improvement of data center design and management from an energy consumption standpoint.

        High performance storage solutions addressing markets such as video and rich media markets:    We believe that the creation and distribution of entertainment content is the largest driver in the growth of digital storage. Acquisition, editing, archiving and distribution of digital content together with increasing distribution over the internet and digital cinema technology deployment all require large amounts of storage. High Definition digital camera technology continues to replace film in movie production and high definition television channels increase both the performance and capacity demanded of data storage systems.

        Convergence of storage systems and traditional servers into an integrated storage server:    OEM customers increase reliability and reduce costs by combining external storage systems and traditional server platforms into an integrated storage server. Integrated application and storage servers remove the requirement for expensive Host Bus Adapters (HBAs), switches and cables used in connecting more traditional server platforms with external storage. Xyratex has developed two types of application platforms to address this trend. Our products combine extended ATX (EATX) or Storage Bridge Bay (SBB) form factor motherboards integrated with a storage enclosure to fulfill many different storage application requirements. These products allow OEMs to deliver customizable solutions that address the requirements of the healthcare, video, IP storage, data deduplication and cloud storage markets with highly reliable and proven storage capacity.

  SI Industry Overview

        We provide capital process equipment to the HDD industry targeting three primary market segments: Head Fabrication, Substrate and Media Manufacturing and HDD Final Assembly and Test. SI revenue is closely linked to the HDD industry capital equipment expenditures, which are strongly correlated to the HDD industry revenue.

        The HDD industry includes vertically integrated HDD suppliers, as well as independent suppliers of magnetic heads, substrates, and media (disks). HDD industry capital equipment expenditures were estimated to be $2.51 billion in 2008 growing to $6.06 billion in 2013 (Coughlin Associates, 2008-2013 Capital Equipment and Technology Report for the Hard Disk Drive Industry, September 2008).

        HDD suppliers' 2009 revenues are estimated at $29.2 billion and are forecasted to grow at a 5.4% CAGR to $35.9 billion in 2013. The number of HDD units sold in 2009 is estimated at 556 million, an increase of 3.1% from the year before, and is forecasted to increase at an 8.7% CAGR to 776 million in 2013 (IDC Worldwide Hard Disk Drive 2009-2013 Forecast Update, December 2009).

        Various applications are driving this HDD growth (the source for the five paragraphs below is the IDC Worldwide Hard Disk Drive 2009-2013 Forecast Update, December 2009):

        HDDs for Mobile Computing:    The mobile computing market, primarily using the 2.5" disk, is expected to grow faster than that for desktop computers, because the price and performance of laptops continue to improve at a time when user's mobility continues to increase. In 2009, the number of HDDs sold for portable computer applications grew 26.2% to 200 million and is forecast to grow at a 13.8% CAGR to 335 million in 2013.

        HDDs for Consumer Electronics:    DVRs (Digital Video Recorders), PVRs (Personal Video Recorders) and gaming consoles remained the consumer electronics HDD growth drivers. After being the fastest growing HDD application from 2002 through 2005, the demand for consumer electronics HDDs has slowed down somewhat in the years since then, mostly due to the competition from NAND Flash devices, which have significantly undermined sales and prospects for the smaller HDD form factors (1.8 inch and below). In 2008, consumer electronics HDDs again started to grow, but in 2009 there was an estimated 18.4% decline to 63.8 million units due to the overall macroeconomic conditions. Overall, the number of consumer electronics HDDs is forecast to grow at a 9.1% CAGR to 90 million in 2013.

        HDDs for Enterprise Storage:    In 2009, the number of HDDs shipped for enterprise applications declined an estimated 14.8% from 2008 to an estimated 38 million. This decline is consistent with general economic conditions, which directly affected companies' willingness to renew and/or increase their IT needs. For the future, demand for HDDs for enterprise storage is forecast to grow only 4.4% per year, to 45 million units in 2013.

        HDDs for Desktop Computing:    As a currently declining market segment, desktops were surpassed by mobile applications in 2009 with only an estimated 194 million desktop HDDs sold. However, because of the shift to mobile computing, only 162 million units are forecast for 2013, corresponding to a 4.5% year upon year reduction.

        HDDs for External Storage:    The market for external storage is the fastest growing market, with a 24.7% CAGR through 2013, at which point it will reach 143 million units. The market continues to grow as consumers seek solutions for their increasing capacity needs as well as back-up requirements.

        HDD unit volumes as well as the industry's transition to higher capacity HDDs directly affect our sales of HDD test equipment and servo track writers. Precision cleaning equipment, head test equipment and automation are more closely linked to technology changes in head fabrication, substrate manufacturing and media manufacturing. In particular, the transition to higher capacity HDDs is particularly beneficial to our HDD test equipment because these drives require longer process test and characterization times which results in an increase in the number of servo-fill, serial input-output and interface test cells. Overall, the market for HDD final test equipment was estimated to grow at a 23% CAGR, from $256 million in 2007 to $759 million in 2013 (Coughlin Associates, 2008-2013 Capital Equipment and Technology Report for the Hard Disk Drive Industry, September 2008).

        Disk storage capacity for any given HDD form factor, and the corresponding disk areal density (i.e., storage capacity per square inch on the recording surface of a disk), has been constantly increasing over the years. The average HDD capacity was estimated to be 311 GB in 2008 and forecasted to grow to 840 GB in 2012 (TrendFocus Storage Revised Long-Term Forecast Update, August 2008). We believe that this increase in bits per square inch also increases the sensitivity of the magnetic media process to contamination, as smaller defects are capable of affecting the magnetic performance of the disk, and that this should result in increased investment cycles in precision cleaning equipment and related automation. Together with their areal density, the disks themselves, as well as the substrates they come from, have been significantly increasing over the years. In 2009, finished media (i.e., disk) shipments were estimated to decline by 5.4% to 869.7 million, while substrate shipments were estimated to decline by 21.6% to 896 million. This decline is representative of overall macroeconomic conditions in the industry, and growth is forecasted to occur again starting in 2010. We believe the trend will reverse primarily driven by the continuing market demand for 2.5" drives. By 2013, shipments of media units are forecast to grow at a 7.8% CAGR to 1.17 billion, while shipments of substrate units are projected to grow at a 10.0% CAGR to 1.3 billion (TrendFocus Media & Substrate Revised Long-Term Forecast, August 2009). This increase is forecast to drive additional demand for media-substrate equipment, including precision cleaners, sales of which are estimated to grow from $99 million in 2008 to $266 million in 2013, a CAGR of 19% (Coughlin Associates, 2008-2013 Capital Equipment and Technology Report for the Hard Disk Drive Industry, September 2008).

Company Products

  NSS Products

        We design, develop and manufacture modular, highly scalable, high-speed, high-density, high-availability, reliable and flexible data storage solutions. Our storage subsystems comprise modules, such as our storage controllers and disk drive enclosures, and support a range of high-speed communication technologies and cost and performance specifications.

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

  •
  Midrange or departmental/workgroup/remote office storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server or a network of servers tailored to the needs of the local users; and,

  •
  High-end or enterprise storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity storage systems that feature high performance, automation, extreme reliability, continuous availability, operating systems interoperability and global service and support.

        Our products are generally aimed at the mid-range and enterprise markets.

        Our technology and design capabilities are matched by our global manufacturing and configuration services to deliver a customer package unique to the industry. Our focus areas include strategic alliances and partnerships that provide industry technology leadership through organizations such as the Storage Bridge Bay (SBB) working group, the SCSI Trade Association (STA), the Storage Network Industry Association (SNIA), the Green Grid and the International Disk Drive Equipment and Materials Association (IDEMA). We operate close partnerships with key suppliers both of technology and manufacturing services. To expand our available markets and increase interoperability, we embrace international industry standards, including the American National Standards Institute (ANSI) and industry collaborative standards, driving specifications such as SBB working alongside other leaders of the storage industry including Dell, EMC, IBM, LSI and NetApp.

        Our customer partnerships often include the manufacturing and supply of customer developed product elements as well as customization of generic platforms, providing a cohesive bond between ourselves and the customer more than that experienced with standard product sales.

        Excellent hardware and software design enables us to provide highly modular, energy efficient products both as generic designs and OEM specific derivatives. Our products provide the high speed digital interfaces to multiple disk drives using FC, SAS, and SATA technologies. These interfaces are provided with redundancy and enhanced diagnostic capabilities ensuring system availability even during maintenance. Disk drives must be provided with an essentially benign physical environment with effective cooling and mechanical structure to ensure that reliability is not compromised. Improvements in the design and materials ensure maximum efficiency and device management as well as end of life recyclability, all of which combine to provide the most ecologically friendly and power efficient product. These products that we provide to OEMs are typically referred to as JBOD (Just a Bunch of Disks) subsystems. We further refine the JBOD designation as SBOD (Switched Bunch of Disks) and EBOD (Expandable Bunch of Disks) subsystems. The SBOD subsystems combine the performance and scalability of FC connectivity with the increased resiliency of a switch-based architecture. The EBOD subsystems combine the performance and scalability of SAS Connectivity with the increased flexibility to support high performance enterprise SAS drives and high capacity low cost SAS or SATA drives in the same system.

        Our OneStorTM family of products, first announced in November 2007, complies with the latest industry standard SBB Version 2 specification and incorporates dynamic cooling, high efficiency power, and modularity, allowing us and our OEM customers to create a wide range of storage solutions with maximum re-use of design and components. This product range, our fourth generation of OEM subsystems, is our most modular and flexible product to date. It provides failsafe/redundant power, interconnects, cooling and serviceability. In 2009 we completed production release of three OneStor configurations including our first Small Form Factor (SFF) enclosure. Current products, including OneStor and our legacy 3U and 4U platforms, support 12, 14, 16, 24, and 48 disk drive configurations. These systems offer our customers the flexibility of utilizing 3.5" drives for capacity or 2.5" drives for improved IOPS performance.

        Our application storage systems integrate EATX or SBB motherboards inside a storage enclosure integrated with the necessary device drivers, BIOS, and server and enclosure management software modules to fulfill many different storage application requirements. These storage application platforms are our fastest growing product segment. Various network connections can be integrated into the storage enclosures, making them excellent platforms to address the requirements of the healthcare, video, IP storage, data deduplication and cloud storage markets.

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

        We also provide RAID technology to protect users from failure of disk drives, ensuring they have 24×7 access to data. Our RAID technology provides cost effective solutions with high performance and a range of features including RAID 6 (the ability to deliver data even with two concurrent disk drive faults). Current products include our F6500 SBB-based RAID controller which supports our OneStor family of products. These products are complete SAN 'solutions' particularly suited to sell to vertical-focused OEMs who do not have their own RAID data protected controllers.

        A cornerstone of our manufacturing process is our Integrated Storage Test Process (ISTP) and overall knowledge and HDD expertise. Within our overall test process, Xyratex incorporates a certification test (CERT), which has been internally developed leveraging our SI division test knowledge and has continually evolved to integrate the latest available HDDs. The process is undertaken on all our storage system products and provides a simulation of how the storage system and its HDDs will perform over an extended period of time. This ISTP process which includes unit test, functional test, CERT, and ORT has been shown to dramatically reduce early life failure rates and potential field returns for our OEM customers.

        As an OEM supplier we extend our overall offering beyond the specific product and view the provision of an industry leading manufacturing, supply and delivery process as an essential element of our overall competitive strength.

        Our manufacturing operations based in the United States, United Kingdom, and Malaysia are tightly integrated with key suppliers located primarily in lower cost regions, delivering both volume and product mix flexibility and efficiency. The modular manufacturing lines can be easily replicated in the most efficient worldwide location and provide a quality and reliability of finished goods which we believe to be unsurpassed in the industry.

        Flexibility in supply has enabled us to support our customers' growth. For some customers we provide both standard products and highly customized products integrating hardware and software components developed by our customers. We can provide products as component elements or as complete packaged solutions directly shipping to freight consolidators.

  SI Products

        We believe we are a leading global provider of HDD production test equipment, media write equipment, media cleaning systems and media automation. Over the past few years, we have provided production equipment to leading disk drive manufacturers and their component suppliers, including Western Digital, Seagate Technology, and Hitachi GST. Our SI products include the following:

        Disk Drive Production Test and Qualification Technologies.    We design and manufacture large and fully automated process test systems that incorporate mechanical and electronic hardware and firmware for controlling the HDD operating environment during final qualification and testing. This test process isolates any magnetic defects within each disk drive during an extensive period of testing that can exceed 100 hours for current generation high capacity HDDs. Our test systems can be configured to meet the specific requirements of individual customers and are capable of testing a full range of HDD protocols (high-speed FC, low-cost SATA, ATA and SAS) and form factors. These test systems can be configured to perform the following processes: drive formatting and qualification, interface electronics verification, and complete servo pattern writing outside a cleanroom environment. Xyratex has delivered over 2.2 million test cells, which we estimate have qualified over 1.3 billion HDDs. While the SI division makes equipment to test large numbers of HDDs individually, the NSS division tests them both individually and as parts of storage systems. This unique in-house feedback on HDD testing issues and trends allows the SI division to understand customer needs and adapt its products accordingly.

        Media Write Technologies.    We design and manufacture complete servo track writers and their key subassemblies using a modular approach. Servo track writers are required in the production of all the current HDDs to write digitally generated magnetic reference patterns on the surface of the disks at a very high speed. These reference patterns are used to precisely define the position of data on the disk. Our products enable the two most significant methods of servo track writing: media writing and self-servo writing. Media writing is a process, conducted within a clean room environment, in which a stack of disks are written with servo patterns and then individually assembled into a number of disk drives. In self-servo writing, the pattern is written on the disk within the drive, without using specialized external hardware.

        Cleaning and Contamination Control Technologies.    Our range of precision media cleaning systems represents the latest in cleaning technology and performance for the HDD industry. These systems can be customized to various media process requirements by integrating specific IP blocks developed by Xyratex. Our systems achieve very high throughputs (up to 2,000 dph, or disks per hour) while meeting demanding contamination specifications.

        Optical Inspection Technologies.    Our line of substrate inspection systems represents a unique modular design that combines high sensitivity, integrated, defect detection optics with proven high speed automation. These systems can be configured to meet a wide range of process applications by optimizing automation and optical tester selections to meet throughput and sensitivity requirements for critical defect detection making them ideal for high volume production environment focused on time-to-market.

        Head and Media Tester.    Our Head and Media Test Systems can be used in all areas of the HDD industry from research to high volume component testing. The systems can be configured for the appropriate environment with a common software and measurement base.

        Automation and Factory Control Technologies.    Our automation solutions are included in all major stages of substrate, media and final HDD processing requirements, including disk handling and tracking, cassette transport with intelligent routing, disk stacking, and process management firmware. We work closely with our customers to ensure that our solutions are designed to integrate tightly with specific production environments, yet remain modular and flexible enough to grow as needs change.

Sales, Marketing, and Distribution

        We market and sell our products primarily to leading OEMs and disk drive manufacturers, and also to a small number of other companies. We believe that we have a strong sales and marketing model that allows us to develop strategic relationships based on our technical expertise. As part of our sales and marketing activities, we attend industry trade shows and participate in industry associations and customer-sponsored events. As of November 30, 2009, we had 213 employees involved in sales, marketing and customer support activities.

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

	Year Ended November 30,
	2009	2008	2007
North America	57.6%	63.6%	59.0%
Asia	20.8%	20.0%	24.2%
Europe	21.6%	16.4%	16.8%

Customers

        Our business is based on long-term strategic relationships with our customers. We have been successful in cultivating these relationships and have historically experienced a stable customer base. Our major customers are the OEMs who supply storage systems and networking products to the eventual end-user, and large corporations who supply HDDs to those OEMs.

        We have approximately 100 customers, of which the top customers by revenue are NetApp Inc., Dell Inc., IBM Corp., Seagate Technology LLC, Western Digital Corporation and Data Domain LLC (now owned by EMC Corporation). In our 2009 fiscal year, sales to these customers accounted for 87% of our revenues. During our 2008 fiscal year, our top six customers accounted for 83% of our revenues. The loss of any of our top customers could significantly harm our financial condition.

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

        Our NSS division competes with companies active in providing storage subsystems and components to OEMs, including Dot Hill Systems Corp., LSI Corporation, MiTAC International Corporation, and Sanmina-SCI Corporation (doing business as Newisys) together with larger suppliers such as EMC Corporation and Hitachi, Ltd. We also face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaboration with a combination of Electronic Manufacturing Services (EMS), Contract Electronic Manufacturing (CEM) and emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

        We believe that our SI division competes with companies providing certain types of equipment to the HDD industry. Examples of these companies are Aries-MRS Inc., Flexstar Technology Inc., SpeedFam Clean System Co. Ltd. (a subsidiary of SpeedFam Co. Ltd.), Hitachi High-Technologies Corp. and Teradyne, Inc.. We also believe that we face competition from internal development efforts of existing and potential customers, in collaboration with their EMS partners.

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento and Fremont in California, United States; Seremban, Malaysia; and Havant, United Kingdom. These facilities share a common SAP Enterprise Resource Planning (ERP) system and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

        We have established strategic relationships with a number of key suppliers for the supply of our core components and subassemblies, including printed circuit board assemblies, HDDs, plastic moldings, power supplies and sheet-metal fabrication. Our production facilities are focused on material planning; high-level assembly operations; system configuration and testing; and customer fulfillment activities.

ISO 9001 Quality Management System Registrations

        Xyratex Technology Ltd has been registered to ISO-9001 since we were founded following the MBO from IBM in December 1994. Our Sacramento and Seremban locations gained registration in 1999 and 2000 respectively. Since then all three locations have maintained continuous registration to this quality standard and are all currently registered to ISO 9001:2008.

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

        We have an agreement with Flextronics International Ltd., one of the largest third-party providers of customized integrated electronic manufacturing services, to manufacture electronic printed circuit board assemblies (PCBAs) for use in our products. We purchase all of the PCBAs used in our products from third party vendors, but maintain PCBA design and development expertise in-house. We work closely with Flextronics and others to effectively manage our electronic PCBA inventory, control component costs, and incorporate design upgrades. Our agreement with Flextronics is a trading agreement which sets forth the basic terms of the supply arrangement but does not contractually commit us to order electronic PCBAs from Flextronics. We order electronic PCBAs from Flextronics through purchase orders, as and when required. Our trading agreement with Flextronics:

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

  •
  contains product quality warranties that require electronic PCBAs supplied by Flextronics to comply with our specifications;

  •
  requires compliance with health and safety at work laws and regulations including laws and regulations relating to the control of hazardous substances;

  •
  stipulates ownership, use, quality, service and maintenance procedures relating to tooling owned by Xyratex that is used by Flextronics and held at Flextronics' site;

  •
  specifies the carriage and insurance costs to be paid in connection with the delivery of electronic PCBAs and constituent parts; and,

  •
  sets forth procedures for the provision of notice of the obsolescence of electronic PCBAs or constituent parts.

Research and Development

        We have over 25 years of research and development experience in disk drive development, storage systems and high-speed communication protocols. We believe that we have been first-to-market with several of our data storage subsystem and HDD test and process equipment products. By delivering innovative technical capability we complement our customers' core competencies and objectives and, for SI products, we focus on improving the effectiveness and efficiency of our customers' production processes.

        Our research and development activities are essential to ensure our products remain competitive both economically and technologically as the data storage industry continues to evolve at a rapid pace.

        Our core technical expertise covers a number of disciplines:

  •
  mechanical engineering; critical to ensure optimal performance of disk drives both during manufacturing processes and in data storage subsystems;

  •
  high speed electronics and interfaces; including current and developing network and storage related data transfer protocols such as FCoE, iSCSI, FC-AL, Ethernet and SAS;

  •
  electronic, optical and electro-mechanical control systems;

  •
  storage application processors; and,

  •
  software focused on storage management, data protection, and advanced server and enclosure management.

        We carry out our research and development activities in Havant, United Kingdom; Heathrow, Florida; Fremont, California; Singapore; Seremban, Malaysia; and through an outsourced provider in Hyderabad, India.

        We have made significant investments in research and development throughout our history with aggregate expenditures of $235 million during the last three fiscal years. We have consistently maintained over 26 percent of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

        We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2009, we have engaged in 26 research and development projects related to our NSS business and 19 projects related to our SI business. Approximately 12 of these projects are focused on developing new technologies or applications, and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        Although we have reduced expenditure during the recent economic downturn, we have maintained investment in technologies which will enable us to take advantage of the recovery and achieve growth in the longer term. For example, in the NSS division we ensured continued development of next generation interface protocol technologies, power supply solutions and controller designs, as well as future high-density enclosures. In the SI division, we continued strategic investments across our existing range of products as well as the equipment targeted at disk drive components: substrate, media and heads. A substantial portion of our projected revenues in our 2010 fiscal year will be a result of development programs undertaken in 2009.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2009, we had 114 U.S. patents granted, 61 U.S. patents pending, 60 non-U.S. patents granted and 149 non-U.S. patents pending.

        In order to enhance our intellectual property we also seek to acquire or obtain cross-licenses with industry partners. In December 2006, we entered into a cross-license agreement with IBM. This enabled our NSS business to leverage valuable IBM intellectual property into the roadmaps of our OEM technology business. In November 2008, we entered into a cross-license agreement with Crossroads Corporation, enabling us to sell products utilizing data access control mechanisms.

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

        Xyratex is registered to ISO 14001 at its Havant, Seremban and Sacramento locations; Havant having been first registered in 2005.

Legal Proceedings

        From time to time, we may become involved in legal proceedings relating to claims arising out of our operations in the normal course of business. In particular, others may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business or make claims that we infringe their intellectual property.

        In July 2008, Xyratex filed a complaint against Teradyne, Inc. in the United States Federal District Court in Los Angeles, California alleging that certain Teradyne disk drive test products infringe one of Xyratex's patents. In December 2009, a settlement agreement was concluded with Teradyne, Inc. relating to these lawsuits.

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

Item 4D:    Properties

        Our corporate offices and the center for our European research and development and production operations are located at leased premises in Havant, United Kingdom. Our U.S. research and development operations occupy leased facilities in Fremont, California and Heathrow, Florida. We maintain production operations in Sacramento and Fremont, California. In Asia, we own production and research and development operations in Seremban, Malaysia and Singapore. We also lease office space in Penang, Malaysia, Singapore, China, Thailand, and Tokyo, Japan, for sales and customer support. The following table lists significant space occupied by us as at November 30, 2009:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
U.K.	Havant	79,000	33,000	112,000
U.S.	Sacramento, California	29,000	97,000	126,000
	Fremont, California	19,000	56,000	75,000
	Heathrow, Florida	21,000	—	21,000
Asia	Seremban, Malaysia	55,000	115,000	170,000
	Singapore	18,000	—	18,000
	Other Asia	13,000	—	13,000

Total		234,000	301,000	535,000

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

        Our NSS products are primarily hard disk drive (HDD) based storage subsystems, which we provide to OEMs and our SI products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2009 fiscal year, sales to our top six customers, NetApp, Dell, IBM, Seagate Technology, Western Digital and Data Domain accounted for 87% of our revenues with sales to NetApp and Dell accounting for 48% and 15% of our revenues, respectively. These were also our top six customers in our 2008 fiscal year and accounted for 83% of our revenues with sales to NetApp accounting for 54% of our revenues. We had 33 customers which individually contributed more than $0.5 million to revenues in our 2009 fiscal year and 46 in our 2008 fiscal year. At November 30, 2009 we had over 100 active customers. We have actively sought to focus on larger customers in our 2009 fiscal year in order to reduce overhead expenses. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2009

  •
  Revenues from sales of our NSS products fell by 11% in our 2009 fiscal year, primarily as a result of our largest customer sourcing up to 25% of its products from an alternative supplier. In addition, we saw reduced demand in the first half of the year as a result of the recent economic downturn. These impacts were offset by the contribution of two significant new customers. We have seen customer demand improve over the second half of the year, and we expect revenue to grow in 2010 if that trend continues.

  •
  Revenues from sales of SI products decreased by approximately 45%, primarily as a result of a decrease in demand from our major customers, Seagate Technology and Western Digital. This decrease in demand was caused by these customers scaling back production as a result of the impact of the recent economic downturn on the demand for disk drives as well as the entry of a new competitor in the production test and qualification systems market. The underlying market for disk storage improved in the second half of the year, and we believe that revenue from these products will increase significantly in 2010 based on customer forecasts.

  •
  Gross margins decreased from 15.1% to 14.4% due primarily to a change in segment mix resulting from the reduction in SI revenues. NSS gross margins increased from 12.5% to 12.9% primarily due to there being specific provisions in our 2008 fiscal year resulting from a reduction in demand in the fourth quarter of that year. SI gross margins decreased from 27.1% to 26.6% as the impact of fixed overhead expenses relative to the lower volumes was offset by a beneficial change in product mix.

  •
  Our expenditure on research and development decreased by 17.3% and selling general and administrative expenses reduced by 11.3%. These reductions primarily resulted from a cost reduction exercise which we undertook in the first half of 2009, in response to the changed economic environment in the final quarter of 2008. This exercise, which is now complete, included a 13.1% reduction in our worldwide employee headcount, including an 18.2% reduction in our combined U.S. and U.K. employee headcount. The cost reduction activities have resulted in restructuring costs of approximately $6 million and annual cost savings compared to the costs that would have been incurred without the cost reduction exercise, of approximately $32 million, of which approximately $13 million relates to cost of revenues and the remainder relates to other operating expenses.

    We have continued to develop our technology base to support our customers which will enable us to take advantage of the market improvements we have seen in recent months. For example we have introduced significant new products in 2009 including our OneStor storage subsystem and a new production test system targeted at 2.5 inch disk drives. Based on improved market conditions, we expect to increase operating expenses in 2010, particularly research and development and, dependent on results, we are likely to resume paying employee bonuses. These impacts will be offset to some extent by the effect of a fall in the U.K. pound as described below in the section on foreign exchange rate fluctuations.

  •
  At the end of our 2008 fiscal year we recorded an impairment of goodwill of $34.3 million. We carried out our annual impairment review of goodwill at that time and determined that the goodwill resulting from acquisitions made in 2004 and 2005 had been fully impaired. This impairment was primarily the result of the effect of the global economic environment on our business forecasts and also reflected the consequential decline in our share price.

  •
  The provision for income taxes in our 2009 fiscal year of $4.4 million primarily relates to taxes on our U.S. operations. The provision for income taxes of $19.4 million in our 2008 fiscal year included a $19.9 million valuation allowance against U.K. deferred tax assets. The impact of the global economic environment on our actual and forecast results at that time when combined with our legal and tax structure resulted in the judgment of management that a 100% valuation allowance was required in respect of this asset as it no longer met the more likely than not threshold for recognition.

  •
  The net loss of $16.4 million for the 2009 fiscal year was impacted by lower revenues and the restructuring costs. The approximate $33 million reduction in gross margin, primarily resulting from the lower revenues, was mitigated by an approximate $22 million reduction in research and development and selling, general and administrative expenses.

  •
  The $47.9 million net loss for 2008 arose primarily as a result of the recording in 2008 of the impairment of goodwill and the valuation allowance against the U.K. deferred tax asset.

  •
  Our cash balance increased by approximately $24 million during our 2009 fiscal year primarily as a result of a decrease in inventory related to our NSS products. Our cash balance had fallen by $43 million in our 2008 fiscal year, primarily as a result of an increase in this inventory. The inventory had been purchased in anticipation of a significant increase in revenue in the latter part of the year which did not materialize, partly due to the change in economic circumstances. Excluding the impact of the inventory decrease, our operations generated approximately $4 million in cash in our 2009 fiscal year after capital expenditure. If the improvement in market conditions is sustained, we expect to record positive operating cash flow in 2010.

Revenues

        We derive revenues primarily from the sale of our NSS products and our SI products. The sales of products in both these segments are impacted by underlying increases in the amount of digitally stored information.

        Our NSS products consist primarily of HDD based storage subsystems. Our modular subsystem architecture enables us to support many segments within the networked storage market through our OEM customer base. Our revenues are primarily dependent on the worldwide storage systems market, the market share of our OEM customer base, particularly that of our key customers, and changes in that customer base.

        Our SI revenues are primarily derived from the sale of disk drive manufacturing process equipment directly to manufacturers of disk drives and disk drive components. We supply three main product lines in this segment: production test and qualification systems, servo track writers and media process technology (comprising media cleaning and media handling automation technology). Our SI revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

        In our 2009 fiscal year, our NSS and SI revenues have been impacted by the recent market downturn. This impact was particularly severe for the SI business as the disk drive manufacturers scaled back their production capacity in response to lower demand, particularly for personal computers. Partly in response to this we shifted our focus for the NSS business towards larger customers and away from existing RAID products. This shift in focus enabled us to reduce operating expenses. We have seen customer demand increase in the second half of 2009 as underlying market conditions have improved both for enterprise and consumer storage.

        Over at least the past five years we have seen underlying growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address and an increased market share of our customers. In addition, our 2009 revenues have been impacted by some significant customer specific changes. Commencing in 2009, we enabled our largest customer, NetApp, to source a proportion of the products we supply from an alternative supplier. This proportion was set at a maximum of 25% in 2009 and our next two fiscal years, but will increase in later fiscal years. Our 2008 and 2009 revenues have benefitted from the contribution of two significant new customers. Over the longer term our revenues from these major customers will significantly depend on our ability to develop and manufacture products that compete well with those provided by contract manufacturers and these customers' own development efforts.

        Our SI revenues in the 2007 and 2008 fiscal years have also been significantly affected by the acquisition of Maxtor by Seagate Technology in May 2006. This represented a significant consolidation among disk drive suppliers and caused significant changes in market share. We believe these market share changes resulted in an exceptional level of purchases of our equipment in our 2006 fiscal year as our customers invested in new capacity to capture increased market share. In addition Seagate is reutilizing certain Maxtor-owned equipment, which was previously planned to be replaced by Xyratex equipment. This surplus capacity and reutilization of Maxtor owned equipment resulted in a significant decline in our revenues during the 2007 and 2008 fiscal years. We believe our SI products are no longer being significantly impacted by the acquisition of Maxtor. In addition our revenues have reduced in 2009 as a result of a new competitor supplying production test and qualification systems. Based on customer forecasts we expect our SI revenues to significantly increase in 2010, and we believe that there is the opportunity for us to benefit from revenue growth in the longer term because we believe the demand for data storage capacity will continue to increase.

        We typically enter into framework supply agreements with our largest customers and provide them with products based on purchase orders executed under these agreements. These framework supply agreements often include estimates as to future product demand but do not typically specify minimum volume purchase requirements. Due to the complexity of our products, we provide almost all of our products on a build-to-order basis. The prices of our products are generally agreed to in advance and are based on a pre-negotiated pricing model. The pricing model may specify certain product components and component costs as well as anticipated profit margins.

        As described above, the unit prices we obtain from our major customers will typically vary with volumes. As products become more mature, prices will generally decline, partly reflecting reduced component costs. We also regularly introduce new products which are likely to incorporate additional features or new technology and these products will generally command a higher unit price. Average unit prices will also vary with the mix of customers and products. We have not seen an overall trend in our unit prices over recent fiscal years.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $64 million in our 2009 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        Over our last three fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates in the prior fiscal year. The average value of the U.K. pound relative to the U.S. dollar declined by 3% from 2007 to 2008 and 20% from 2008 to 2009. This reduced 2009 operating expenses by approximately $4 million and will reduce 2010 operating expenses by approximately $11 million, subject to the impact of future movement of exchange rates on those expenses which are not hedged.

Costs of Revenues and Gross Profit

        Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic printed circuit board assemblies, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross profit margins change primarily as a result of fluctuations in our product mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components. The margins for our NSS products tend to be lower than the margins of our SI products and therefore our gross profit as a percentage of revenues will continue to vary with the proportions of revenues in each segment.

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

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2009 fiscal year, our research and development expenses related to over 40 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of the SBB compliant OneStor platform and a production test system designed specifically for 2.5 inch disk drives.

        As of November 2009, 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have changed approximately in line with changes in revenue. Although we have reduced expenditure in 2009 as part of the cost reduction exercise, we intend to ensure that we continue to develop our technology base to support our customers and be able to take advantage of market improvements when they occur. We are committed to developing products based on advanced technologies and designs to support the opportunities for growth in both of our segments.

Selling, General and Administrative

        Selling, general and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, IT costs, other marketing and sales activities and exchange gains and losses. Our selling, general and administrative expenses have changed over recent fiscal years generally in line with the level of our business. We would expect these expenses to continue to change approximately in line with our revenues.

Impairment of goodwill and long-lived assets

        At November 30, 2008 we recorded a $34.3 million non-cash impairment of our goodwill, representing the entire balance of goodwill on that date prior to the impairment. We are required by authoritative accounting guidance to subject our goodwill to an annual impairment test. Our forecasts used in the impairment calculation took into account reduced demand from our customers as a result of the deteriorating macro economic environment in the fourth quarter and also incorporated the impact of an 81% fall in our share price in the fourth quarter of our 2008 fiscal year which resulted in a position where our market capitalization was significantly lower than our net asset value.

        In addition we considered that the market conditions and share price were indicators of the potential impairment of other long lived assets at November 30, 2008. We therefore compared the undiscounted cash flows of our business segments to the carrying value of the related assets over the useful lives of those assets using the same cash flows and asset values as those used to assess the impairment of goodwill. We concluded that there was no impairment of our other long lived assets, being intangible assets with a book value of $11.2 million and property, plant and equipment with a book value of $47.2 million.

        During the first three quarters of our 2009 fiscal year, we considered that the impairment indicators that were present at November 30, 2008 continued to exist and we therefore performed further impairment reviews of intangible and tangible long-lived assets, but determined that no impairment charge was required as the forecasted undiscounted cash flows for each of the Company's asset groupings exceeded the carrying value of the assets. At November 30, 2009 we no longer consider that any indications of impairment remain and have not carried out an impairment review at that date. The key factors behind this determination are a significant improvement in the market environment resulting in significantly higher demand for our products and the recovery of our share price to a level significantly above the value of net assets.

Equity—Share Capital

        In January 2008 we commenced a share buy-back program. We announced that we would purchase our common shares up to a value of $30 million. During the year ended November 30, 2008 we purchased 392,000 shares at a total value of $6.1 million. Following the change in global economic conditions at the end of 2008 we ceased the purchase of any additional shares under this program in order to conserve our cash balances and have no plans to recommence share repurchases.

Provision for Income Taxes

        We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations relating to SI and NSS products benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to SI products was granted in 2006 and ends in 2012. The beneficial tax status relating to NSS products was granted in February 2009 and will cover a period of ten years. The beneficial tax status for both SI and NSS products is subject to meeting certain requirements.

        We have significant loss carryforwards in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. The impact of the global economic environment on our actual and forecast results when combined with our legal and tax structure resulted in the judgment of management that at November 30, 2008 the utilization of U.K. deferred tax assets of $29.5 million was no longer probable and consequently included in provision for income taxes in our 2008 fiscal year was a valuation allowance against the book value of these assets at that date. Following the recording of this valuation allowance our tax provision relates primarily to U.S. operations.

        In the United Kingdom and the United States we benefit from research and development tax credits although benefitting from these credits in the U.K. is dependent on the reversal of the valuation allowance against the U.K. deferred tax asset.

        As of November 30, 2009, we retained a deferred tax asset of $6.7 million related to loss carryforwards and other timing differences in the United States.

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2009	2008	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	85.6	84.9	81.9
Gross profit	14.4	15.1	18.1
Operating expenses:
Research and development	8.2	8.2	8.3
Selling, general and administrative	6.5	6.1	6.7
Amortization of intangible assets	0.5	0.5	0.8
Impairment of goodwill	—	3.3	—
Restructuring costs	0.7	—	—
Operating income (loss)	(1.4)	(2.9)	2.4
Net income (loss)	(1.9)%	(4.6)%	3.0%

Fiscal Year Ended November 30, 2009 Compared to Fiscal Year Ended November 30, 2008

        The following is a tabular presentation of our results of operations for our 2009 fiscal year compared to our 2008 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2009	2008	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$762,028	$855,770	$(93,742)	(11.0)%
Storage Infrastructure	105,863	193,946	(88,083)	(45.4)

Total revenues	867,891	1,049,716	(181,825)	(17.3)

Cost of revenues	742,615	891,139	(148,524)	(16.7)
Gross profit:
Networked Storage Solutions	97,981	107,275	(9,294)	(8.7)
Storage Infrastructure	28,202	52,566	(24,364)	(46.3)
Non cash equity compensation	(907)	(1,264)	357	(28.2)

Total gross profit	125,276	158,577	(33,301)	(21.0)

Operating expenses:
Research and development	71,062	85,897	(14,835)	(17.3)
Selling, general and administrative	56,463	63,686	(7,223)	(11.3)
Amortization of intangible assets	3,939	4,882	(943)	(19.3)
Impairment of goodwill	—	34,256	(34,256)	—
Restructuring costs	5,898	—	5,898	—
Operating loss	(12,086)	(30,144)	18,058	(59.9)
Interest income, net	114	1,618	(1,504)	—
Provision for income taxes	4,442	19,383	(14,941)	—

Net loss	$(16,414)	$(47,909)	$31,495	(65.7)

  Revenues

        The 17.3% decrease in our revenues in our 2009 fiscal year compared to our 2008 fiscal year was attributable to decreased sales of our NSS and SI products.

        Revenues from sales of our NSS products decreased by $93.7 million, or 11.0%. This was primarily due to our largest customer sourcing up to 25% of its products from an alternative supplier, as described in the overview. In addition we saw reduced demand as a result of the economic downturn. Partly in response to the economic downturn, we shifted our focus for the NSS business towards larger customers and away from existing RAID products which further reduced revenue. These effects were offset by the contribution of an additional $102.2 million revenue from two significant new customers. Revenue in the fourth quarter of our 2009 fiscal year reflected increased demand from our customers, but was negatively impacted by an estimated $10 million to $20 million due to constraints on the supply of certain components, particularly semi-conductors. This has arisen because suppliers cut back capacity in response to the economic downturn. We expect these component shortages to continue to negatively impact revenue in at least the first quarter of our 2010 fiscal year.

        Revenues from sales of our SI products decreased by $88.1 million, or 45.4%. This related to a reduction in sales across a number of our product groups including decreases of $61.4 million for production test and qualification systems, $18.6 million for automation and factory control products and $8.4 million for cleaning and contamination control equipment. We believe this reduction in sales is due to lower demand for disk drives related to the economic downturn and the impact of a new competitor in the production test and qualification systems market. As described in the overview, our revenues from our SI products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules.

  Cost of Revenues and Gross Profit

        The decrease in cost of revenues and in gross profit in our 2009 fiscal year compared to our 2008 fiscal year was primarily due to lower NSS and SI revenues. As a percentage of revenues, our gross profit was 14.4% for 2009 fiscal year compared to 15.1% for our 2008 fiscal year. This change was primarily attributable to a 0.9% impact of the increased proportion of NSS revenues offset by the increase in NSS margins.

        The gross margin for our NSS products increased to 12.9% in our 2009 fiscal year from 12.5% in our 2008 fiscal year. This increase was primarily as a result of us recording additional provisions for inventory obsolescence and liabilities to suppliers totaling approximately $7.0 million in the fourth quarter of our 2008 fiscal year. This impact was offset by a reduction in sales to smaller customers, particularly of products incorporating RAID technology.

        The gross margin for SI products decreased to 26.6% in our 2009 fiscal year, from 27.1% in our 2008 fiscal year. This reduction primarily resulted from the effect of fixed costs relative to lower volumes partially offset by a beneficial change in product mix within the revenues from media write products.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.9 million for our 2009 fiscal year and $1.3 million for our 2008 fiscal year. See Note 17 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development

        The $14.8 million or 17.3% decrease in research and development expense in our 2009 fiscal year compared to our 2008 fiscal year resulted primarily from the impact of the cost reduction exercise. As part of this exercise, we reduced our numbers of employees engaged in research and development by 14%, which was the primary cause of an approximate $8 million reduction in staff costs. The remaining reduction largely relates to external expenses such as components used for product development purposes.

  Selling, General and Administrative

        Selling, general and administrative expense in our 2009 fiscal year decreased by $7.2 million or 11.3% compared to our 2008 fiscal year, despite additional legal expenses of $4.3 million primarily related to pursuing a patent infringement claim. No significant further expenses related to this claim are expected in 2010. The reduction in expenses excluding this item amounts to 18% and primarily results from the cost reduction exercise. We reduced our numbers of employees engaged in selling, general and administrative activities by 14%, and our staff costs reduced by approximately $8 million.

  Impairment of goodwill

        The $34.3 million impairment of goodwill in our 2008 fiscal year results from our annual impairment test as described in the overview above.

  Interest Income, Net

        We recorded net interest income of $0.1 million in our 2009 fiscal year compared with $1.6 million in our 2008 fiscal year. This resulted primarily from a decrease in interest rates.

  Provision for Income Taxes

        During our 2009 fiscal year we recorded a provision for income taxes of $4.4 million compared with $19.4 million in our 2008 fiscal year. We recorded a provision for income taxes in our 2008 fiscal year primarily because of the inclusion of a $19.9 million valuation allowance against our U.K. deferred tax asset as described in the overview. As a result of the recording of this valuation allowance our 2009 tax provision primarily relates to income for our U.S. operations. The income for these U.S. operations is calculated as a mark up on expenses and therefore results in positive income and a tax provision despite the recording of a consolidated net loss.

  Net Loss

        The most significant contributors towards the reduction in net loss to $16.4 million for our 2009 fiscal year from $47.9 million for our 2008 fiscal year was the recording in 2008 of the $34.3 million impairment of goodwill and the $19.9 million valuation allowance against our U.K. deferred tax asset. In addition the cost reduction exercise was the primary cause of a $22.1 million reduction in research and development and selling, general and administrative expenses. These effects were offset by the impact of the reduction in revenues in both segments which was the main cause of a reduction in gross margin of $33.3 million. The incurring of restructuring costs of $5.9 million also offset the reduction in net loss.

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

        Revenues from sales of our NSS products increased by $161.8 million, or 23.3%. We believe this reflected the increasing requirements for storage of digital information, particularly networked storage, and includes the contribution of an additional $90.5 million revenue from two significant new customers.

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

        The gross margin for our NSS products decreased to 12.5% in our 2008 fiscal year from 14.5% in our 2007 fiscal year primarily as a result of additional provisions for inventory obsolescence and liabilities to suppliers totaling approximately $7.0 million. These were required in the final quarter of our 2008 fiscal year following a reduction in demand from a number of customers in combination with specific product design changes. In addition, an increase in labor and overhead costs required to maintain production levels following the implementation of the new SAP ERP system in the year reduced gross margins by 0.7%.

        The gross margin for SI products decreased to 27.1% in our 2008 fiscal year, from 29.3% in our 2007 fiscal year. Of this reduction, approximately 0.8% resulted from fixed costs relative to lower volumes and the remainder related to a change in product mix within the revenues from media process products.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.3 million for our 2008 fiscal year and $1.2 million for our 2007 fiscal year. See Note 17 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development

        The $8.3 million increase in research and development expense in our 2008 fiscal year compared to our 2007 fiscal year related to increased investment in a number of our product lines to support specific customer opportunities and requirements comprising primarily staff costs. Expenditure related to SI products increased by $5.1 million which was particularly related to production test and qualification systems and expenditure related to NSS products increased by $3.4 million across a range of products, including our OneStor storage subsystem platform.

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

  Impairment of goodwill

        The $34.3 million impairment of goodwill in our 2008 fiscal year results from our annual impairment test as described in the overview above.

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

Quarterly Results of Operations

        The following table sets forth, for the periods indicated, data regarding our revenues, operating expenses and net income. We derived this data from our unaudited consolidated financial statements and, in the opinion of management, this data includes all adjustments, consisting only of normal recurring entries, that are necessary for a fair statement of our financial position and results of operations for these periods. The operating results in any quarter are not necessarily indicative of the results that may be expected for any future period.

	Three Months Ended
	November 30, 2009	August 31, 2009	May 31, 2009	February 28, 2009	November 30 2008	August 31, 2008	May 31, 2008	February 29, 2008
	(unaudited) (U.S. dollars in thousands)
Revenues	$242,973	$246,294	$194,739	$183,885	$285,427	$280,780	$266,455	$217,054
Cost of revenues	205,014	205,068	169,540	162,993	249,827	231,293	225,736	184,283

Gross profit	37,959	41,226	25,199	20,892	35,600	49,487	40,719	32,771

Operating expenses:
Research and development	17,560	17,243	17,512	18,747	22,726	22,279	21,613	19,279
Selling, general and administrative	13,538	14,265	14,833	13,827	15,984	17,050	15,673	14,979
Amortization of intangible assets	951	1,011	1,011	966	1,223	1,122	1,158	1,379
Impairment of goodwill	—	—	—	—	34,256	—	—	—
Restructuring costs	1,170	513	1,099	3,116	—	—	—	—

Total operating expenses	33,219	33,032	34,455	36,656	74,189	40,451	38,444	35,637

Operating income (loss)	4,740	8,194	(9,256)	(15,764)	(38,599)	9,036	2,275	(2,866)
Other income, net	—	—	—	—	—	—	—	—
Interest income, net	4	25	25	60	166	185	368	899

Income (loss) before income taxes	4,744	8,219	(9,231)	(15,704)	(38,423)	9,221	2,643	(1,967)
Provision (benefit) for income taxes	3,194	412	412	424	17,324	1,408	399	252

Net income (loss)	$1,550	$7,807	$(9,643)	$(16,128)	$(55,747)	$7,813	$2,244	$(2,219)

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

  Cash flows

        Net cash provided by operating activities was $39.3 million in our 2009 fiscal year, compared to net cash used in operating activities of $12.8 million in our 2008 fiscal year and net cash provided by operating activities of $41.3 million for our 2007 fiscal year.

        Cash provided by operating activities of $39.3 million for the 2009 fiscal year resulted primarily from a reduction in inventories of $19.6 million. Inventories had risen above historical levels in 2008 to mitigate risks associated with implementation of the new ERP system in June 2008 and also as a result of the economic downturn in the fourth quarter. In addition cash flow was positively impacted by $11.4 million from the net effect of non-cash charges totaling $27.8 million offset by the net loss of $16.4 million. In addition, a decrease in accounts receivable of $16.2 million and a decrease in accounts payable of $14.9 million had a net positive effect to cash flow of $1.3 million. Decreases in both accounts receivable and accounts payable were primarily as a result of the reduction in revenue. Other changes in working capital resulted in a cash inflow of $6.6 million and included the effect of $3.0 million of European Union grant funding for third parties received on November 30, 2009 and adjustments to the U.S. deferred tax asset of $3.0 million.

        Cash used in operating activities of $12.8 million for the 2008 fiscal year resulted primarily from increases in inventories and accounts receivable of $36.5 million and $18.6 million, respectively. The increase in inventories primarily relates to our NSS segment and resulted from purchases in anticipation of a significant increase in revenue in the latter part of the year which did not materialize, partly due to the change in economic circumstances. The increase in accounts receivable primarily related to higher revenues in the final quarter of our 2008 fiscal year. These negative effects on cash flows were partially offset by the positive contribution of the net loss of $47.9 million after excluding non cash charges totaling $62.7 million and the non cash decrease in deferred income taxes of $16.9 million. In addition an increase in accounts payable of $15.2 million offset the cash used. The decrease in deferred income taxes primarily related to the valuation allowance against the U.K. deferred tax asset as described in the overview above. The increase in accounts payable primarily related to the higher revenues in the final quarter of our 2008 fiscal year. Other changes in working capital resulted in a cash outflow of $1.7 million.

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

        Net cash used in investing activities was $15.4 million for our 2009 fiscal year, $25.8 million for our 2008 fiscal year and $23.5 million for our 2007 fiscal year.

        Net cash used in investing activities for both the 2009 and the 2008 fiscal years related to capital expenditure.

        Net cash used in investing activities for the 2007 fiscal year included a $1.7 million final payment of deferred consideration related to our acquisition of ZT Automation in 2004, $17.0 million related to capital expenditure and $4.8 million related to the purchase of intellectual property from IBM and Ario Data Networks Inc.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment and also a building expansion in Malaysia. We would expect our capital expenditure to generally change in line with our revenues. We increased our capital expenditure in 2008 to support the expansion of activity in Malaysia. Following the economic downturn, our capital expenditure was reduced significantly in our 2009 fiscal year. We have, however, completed the expansion of our facilities in Malaysia which required expenditure of approximately $4.0 million in our 2009 fiscal year. We currently have no material commitments for capital expenditures.

        Net cash provided by our financing activities was $0.1 million in our 2009 fiscal year, compared to net cash used in financing activities of $4.1 million in our 2008 fiscal year and $4.1 million in our 2007 fiscal year.

        Net cash provided by our financing activities for the 2009 fiscal year relates to proceeds from the exercise of employee share options.

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

  Liquidity

        As of November 30, 2009, our principal sources of liquidity consisted of cash and cash equivalents of $51.9 million and our multi-currency credit facilities with HSBC. The facilities include a revolving line of credit which expires in October 2011, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 2.5% and 3.0% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $25.0 million and bears interest at a rate equal to 3% above LIBOR. As of November 30, 2009, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

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

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2009 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(U.S. dollars in thousands)
Operating lease commitments	20,828	6,654	9,289	2,750	2,135
Purchase commitments	289,674	289,674	—	—	—

Total contractual cash obligations	310,502	296,328	9,289	2,750	2,135

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

Off Balance Sheet Arrangements

        As of November 30, 2009, we did not have any significant off-balance-sheet arrangements.

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

Warranty Reserves

        We record warranty reserves for the estimated cost of product warranty obligations for manufacturing defects in our products. These reserves are estimated based on expected warranty costs taking into account historical failure rates and the related warranty costs incurred. Warranty reserves are recorded as a cost of revenues and are estimated at the time of sale. While we have active programs in place to monitor the quality of products sold as well as failure rates for those products, some of our products are complex and may contain defects that are detected only after deployment in complex networks and systems. If actual failure rates differ from management estimates due to a decrease in the quality or design of materials and components or a decrease in the effectiveness of our monitoring programs, actual costs may differ from the amounts covered by our reserves and therefore may affect future earnings. In the event that we can no longer reliably estimate our product warranty liabilities at the time of sale, as a result of uncertainties or otherwise, this will adversely impact our recording of revenue and therefore earnings. This is because we will be required to defer recognition of revenue until the warranty liability can be reliably estimated during our warranty period of up to three years.

Income Taxes

        We have recorded a deferred tax asset balance of $6.7 million at November 30, 2009. This is stated after deduction of a valuation allowance of $33.9 million. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made.

        With effect from December 1, 2007, the Company adopted new accounting guidance which clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under this guidance, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. As of November 30, 2009, the Company had $7.6 million of unrecognized tax benefits. The calculation of the level of unrecognized tax benefits requires a significant level of management judgment regarding the risks of having to make additional tax payments, for example, in the application of tax law and the setting of arm's length price between legal entities. If the judgment were made that the level of unrecognized benefits should be higher in future periods, our earnings would be adversely affected.

Long-Lived Assets and Impairment

        We have recorded intangible assets on the acquisition of businesses and certain assets. The cost of the acquisition is allocated to the assets and liabilities acquired, including identifiable intangible assets, with the remaining amount being classified as goodwill. Goodwill and purchased intangible assets include existing workforce, existing technology, patents, customer contracts and covenants not to compete. Identifiable intangible assets are amortized over time and goodwill is capitalized, subject to periodic review for impairment. Accordingly, the allocation of the acquisition cost to identifiable intangible assets has a significant impact on our future operating results. The allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets. Should conditions be different than management's current assessment, material write-downs of the fair value of intangible assets may be required. We periodically review the estimated remaining useful lives of our other intangible assets. A reduction in the estimate of remaining useful life could result in accelerated amortization expense or a write-down in future periods. As such, any future write-downs of these assets would adversely affect our operating results.

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

        As described in the overview above, we carried out our annual impairment test of goodwill at November 30, 2008 and determined that our goodwill balance of $34.3 million was fully impaired. We also determined that the factors which resulted in the impairment of goodwill represented a triggering event for assessing the potential impairment of other long lived assets. We carried out this test at November 30, 2008 and concluded that there was no impairment of these assets. We determined that there were no indications of impairment at November 30, 2009 and therefore did not perform an impairment test at that date. Management judgment is required in determining whether indications of impairment exist. Our long-lived assets as of November 30, 2009 amounted to $44.5 million of tangible assets and $7.2 million of intangible assets. Any future write-downs of these assets would adversely affect our operating margin.

Revenue Recognition

        We recognize revenue from product sales once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

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

        A number of our contracts for the supply of products have included payments upon the achievement of milestones for Non-Recurring Engineering (NRE) during the product development phase. For these contracts we need to determine if the product development phase constitutes a separate earnings process and therefore whether the revenue relating to the NRE payments received should be recognized upon the achievement of the applicable milestones or should be deferred and released over shipments of the related product. Up front fees received on execution of a contract or NRE fees received during the product development phase which do not constitute a separate earnings process are recognized during the expected period of product shipment. Revenue related to NRE payments which was recognized on the achievement of substantive milestones amounted to approximately $1.3 million, $1.0 million and $1.2 million in our 2009, 2008 and 2007 fiscal years, respectively.

        Particularly in connection with sales of our SI products recognition of revenue requires the judgment of management regarding, for example, whether the products meets customer specification, whether elements of contracts can be separated and when customer acceptance has occurred. Different judgments would result in changes to the level of revenue and income in a particular period.

Share Based Payment

        The calculation of our equity compensation expense requires management to make a number of assumptions, estimates and accounting policy choices. These include the use of the Black-Scholes option pricing model as our method of valuation for share options which were granted in 2005 and prior periods or are granted under our U.K. employee share purchase scheme. Our determination of the fair value of share-based awards on the date of grant using an option pricing model is affected by our share price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the expected life of the award, our expected share price, volatility over the term of the award, expected forfeiture levels and actual and projected exercise patterns. The Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The expense related to the grant of Restricted Stock Units requires less judgment than that related to options, but does require management judgment regarding the achievement of performance conditions, expected forfeiture levels and date of grant.

Recent Accounting Pronouncements

        Effective July 2009, the Financial Accounting Standards Board ("FASB") codified accounting literature into a single source of authoritative accounting principles, except for certain authoritative rules and interpretive releases issued by the SEC. Since the codification did not alter existing U.S. GAAP, it did not have an impact on our consolidated financial statements. All references to pre-codified U.S. GAAP have been removed from this Form 20-F.

        In December 2007, the FASB issued new accounting guidance related to business combinations. This guidance retains the fundamental requirements requiring that the purchase method be used for all business combinations. It defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, the new guidance requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. These requirements are effective for our business combinations for which the acquisition date is on or after December 1, 2009.

        In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. These requirements are effective for Xyratex for transfers occurring on or after 1 December 2009. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

        In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

        In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. Early adoption is permitted and may be prospective or retrospective. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A:    Directors and Senior Management

Management

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	49	Chief Executive Officer
Richard Pearce	39	Chief Financial Officer
Harold Lehon	52	Executive Vice President

        Steve Barber is our Chief Executive Officer and a member of our board of directors. Mr. Barber has served as Chief Executive Officer of Xyratex Ltd and its predecessor companies since February 2003, having previously served as President from March 2002 and as Executive Vice President and Director of Business Development from October 2000. Prior to assuming these positions, Mr. Barber led the development of our warranty and repair business from a small U.K. based company to a global business with operations in Europe, the United States and Southeast Asia. Our warranty and repair business was sold to Teleplan in June 1999. Mr. Barber acted as a division president of Teleplan from June 1999 before leaving Teleplan and re-joining our business in October 2000. Mr. Barber was a member of the executive team that led our 1994 management buy-out from IBM and, prior to that, held a number of management positions with IBM. Mr. Barber holds a Bachelor of Science degree in electronic engineering from the University of Natal, Durban, South Africa. Mr. Barber also serves as a director on the boards of directors of certain of our subsidiaries.

        Richard Pearce is our Chief Financial Officer and a member of our board of directors. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following our management buy-out from IBM in 1994. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants. Mr. Pearce also serves as a director on the boards of directors of certain of our subsidiaries.

        Harold Lehon is our Executive Vice President of our SI division. Mr. Lehon joined Xyratex in June 2008. Prior to joining Xyratex, he served as General Manager of KLA-Tencor's Reticle and Photomask Inspection Division. Mr. Lehon brings over 25 years of executive management experience in publically traded companies. Mr. Lehon's career includes leadership positions in engineering, operations, sales, marketing and business development in KLA-Tencor Corporation, DuPont Photomasks, Inc. and E. I. DuPont de Nemours and Company. Prior to joining KLA-Tencor in 2001, Mr. Lehon was Vice President of Asia Pacific and President of DuPont Photomasks Japan KK for DuPont Photomasks, Inc. Mr. Lehon has served on the board of directors of several start-up and established companies throughout his career. Mr. Lehon holds a Bachelor of Science degree in mechanical engineering from Clemson University. Mr. Lehon also serves as a director on the boards of directors of certain of our subsidiaries.

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	54	Chairman
Steve Barber	49	Director
Jonathan Brooks	54	Director
Richard Pearce	39	Director
Ernest Sampias	58	Director
Steve Sanghi	54	Director
Mike Windram	64	Director

        Andrew Sukawaty has been the Chairman of our board of directors since October 2004. Mr. Sukawaty is also chairman of the board of directors and chief executive officer of Inmarsat plc, a company listed on the London Stock Exchange (LSE), the world-wide mobile satellite services provider. He is also a non-executive Chairman of Ziggo, the privately-held Dutch cable TV company. He has 32 years of experience in technology industries in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and senior roles with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

        Steve Barber.    As above.

        Jonathan Brooks has served as a director on our board of directors since May 1, 2004. Mr. Brooks is currently a director of e2v Technologies plc, which develops sensor technology, and Aveva Group plc, a leading software provider to the plant, power and marine industries, both of which are listed on the LSE. He is also Chairman of Picochip Inc., a private equity backed company developing semiconductor solutions for wireless applications. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company which listed on the LSE and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks holds a Bachelor's degree in economic and social science from the University of Manchester and is a member of the Chartered Institute of Management Accountants.

        Richard Pearce.    As above.

        Ernest Sampias has served as a director on our board of directors since May 1, 2004. His experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries. These financial roles were as Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia, Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

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

        Our directors may be reached at the address of our Fremont facility in the United States or at our headquarters in Havant in the United Kingdom.

Item 6B:    Compensation

Chairman and Non-executive Director Compensation

        We paid our Chairman and non-executive directors (consisting of five persons) an aggregate amount of $463,000 for the fiscal year ending November 30, 2009 for fees. In addition, during our fiscal year ended November 30, 2009, we have also awarded our chairman and non-executive directors 38,000 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

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

Executive Compensation

        The aggregate compensation paid to the three executive officers of Xyratex Ltd for the fiscal year ending November 30, 2009 was $911,000, of which $884,000 comprised salary and $26,000 comprised non-cash payments. Of the $26,000 non-cash payments, $23,000 related to payments into the executive officers' defined contribution pension schemes. In addition, during our fiscal year ended November 30, 2009, in aggregate we have also awarded three executive officers 241,250 RSUs in respect of Xyratex Ltd common shares, which became eligible vesting RSUs on February 1, 2010, based on performance criteria.

        No bonus was paid to executive officers in the 2009 fiscal year. Non-cash payments to executive officers consisted of employer pension contributions, leased cars and health insurance.

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

  •
  Class II, whose term will expire at the annual general meeting to be held in 2012; and

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

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met five times during the fiscal year ended November 30, 2009. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Audit Committee met seven times during the fiscal year ended November 30, 2009. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

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

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee consists of Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nomination and Governance Committee met three times during the fiscal year ended November 30, 2009 in connection with the reappointment of directors retiring by rotation and the review of its charter.

Item 6D:    Employees

        As of November 30, 2009, we employed 1,645 permanent employees worldwide and an additional 892 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of employees as of the dates indicated:

	2009	2008	2007
Operations	826	925	795
Research and development	435	508	421
Sales, marketing and service	213	243	220
General and administration	171	204	183

Total	1,645	1,880	1,619

Total employees in the United States	489	578	551
Total employees in Asia	648	703	509
Total employees in the United Kingdom	508	599	559

Item 6E:    Share Ownership

Executive Officer and Director Restricted Stock Units, Share Option and Share Ownership

        The following table sets forth the number of our common shares, restricted stock units and the number of options to purchase our common shares owned by our executive officers and directors as of November 30, 2009. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units(1)	Number(1)	Exercise Price Per Share	Expiration Date
Steve Barber	526,192	1.78%	135,812	31,091	£1.447	March 29, 2011
				72,546	£1.447	April 22, 2012
				100,000	$14.31	January 9, 2015
Richard Pearce	100,839	<1%	77,905	4,318	£1.447	March 29, 2011
				51,818	£2.653	July 22, 2012
				55,000	$14.31	January 9, 2015
Harold Lehon	10,575	<1%	120,208	—	—	—
Andrew Sukawaty	116,775	<1%	12,500	228,003	$14.47	March 30, 2014
Jonathan Brooks	25,000	<1%	8,750	20,000	$14.00	June 28, 2014
				5,000	$14.31	January 9, 2015
Ernest Sampias	31,250	<1%	8,750	10,000	$14.00	June 28, 2014
Steve Sanghi	8,750	<1%	8,750	10,000	$14.00	June 28, 2014
Mike Windram	1,750	<1%	8,750	—	—	—
All our directors and executive officers as a group (eight persons)	821,131	2.78%

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

        The following table contains a summary of all options that have been granted under the Company's share option plans and other share based awards that are outstanding as of November 30, 2009:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	66,480	66,480
The Xyratex Ltd Unapproved Plan	—	372,962	417,962
The Approved Plan	145,661	31,091	176,752
The Unapproved Schedule	28,448	218,826	247,274
The 2004 Plan	—	108,277	238,665
The Directors Stock Option Plan	—	40,000	40,000
The Deputy Chairman's Stock Option Plan	—	228,003	228,003

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

        Xyratex Ltd and Credit Suisse, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which awards resulting from the equity incentive schemes may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At November 30, 2009, awards over 3,064,000 of our common shares had been granted since our initial public offering.

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

        At December 31, 2009, no performance targets have been imposed in respect of options granted under the Approved Plan.

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

        At November 30, 2009, no restricted stock awards were outstanding.

  Stock Bonus Awards

        Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At November 30, 2009, no stock bonus awards have been made.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name	Date	Shares	Percentage
FMR, LLC	December 31, 2009	3,023,900	10.3%
Price T Rowe Associates, Inc	December 31, 2009	2,536,100	8.6%
Wellington Management Company, LLC	December 31, 2009	1,594,461	5.4%

        For information on the beneficial ownership of these shares see the relevant Forms SC 13G/A as filed with the SEC.

        The voting rights of the major shareholders are no different from all other shareholders.

        As of January 31, 2010, the number of shares of Xyratex Ltd held of record in the United States was 28,494,989 common shares, held by 223 record holders, representing 96% of our common shares outstanding.

        Xyratex Ltd is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Item 7B:    Related Party Transactions

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of December 31, 2009, the Trust held 266,211 Xyratex Ltd common shares, all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

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

Item 8B:    Significant Changes

        None.

ITEM 9:    THE OFFER AND LISTING

Item 9A:    Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 29, 2010, the market price for our common shares was $13.71.

Annual high and low market prices

        The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC over our last five fiscal years.

	NASDAQ
	U.S. dollar per common share
Year ending November 30,	High	Low
2005	$21.87	$12.50
2006	$33.63	$15.63
2007	$24.75	$14.05
2008	$22.97	$2.67
2009	$13.04	$1.65

Quarterly high and low market prices

        The table below states for the four quarters of our 2009 and 2008 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2009	High	Low
First	$2.95	$1.65
Second	$3.60	$2.00
Third	$6.94	$3.50
Fourth	$13.04	$6.30
Quarter 2008
First	$19.00	$13.34
Second	$21.38	$16.38
Third	$22.97	$13.79
Fourth	$14.62	$2.67

Monthly high and low market prices

        This table states high and low sales prices for the last six months

	NASDAQ
	U.S. dollar per common share
Month	High	Low
August 2009	$6.94	$5.58
September 2009	$9.68	$6.30
October 2009	$13.04	$10.45
November 2009	$12.38	$10.33
December 2009	$14.04	$10.83
January 2010	$17.04	$13.65

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

        As used in this section, "U.S. Holder" means a beneficial owner of our common shares that is (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions (including the District of Columbia), (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

Dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder on our common shares for taxable years of such holder beginning before January 1, 2011 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) with respect to such holder for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source income. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute "passive category income" for purposes of the foreign tax credit but could, in the case of certain U.S. Holders, constitute "general category income."

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the taxable year ended November 30, 2009 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

        We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

        The amount of any backup withholding collected will be allowed as a refund or credit against U.S. federal income tax liability provided that appropriate returns are timely filed.

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

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2009 we had $2.0 million net U.K. pound denominated liabilities. A hypothetical 10% movement in exchange rates at November 30, 2009 would have impacted our net earnings by $0.2m.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2009 and November 30, 2008:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2009	2008
Nominal value of forward exchange contracts and options	$39,013	$61,599
Fair value of contracts—asset (liability)	$3,311	$(12,399)
Carrying value of contracts—asset (liability)	$3,311	$(12,399)
Average rate of contract	$1.51	$1.87
Period end rate	$1.65	$1.53
Maximum period of contracts (months)	23	12

	November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2009	2008
Nominal value of forward exchange contracts and options	$6,000	$12,280
Fair value of contracts—asset (liability)	$213	$(1,204)
Carrying value of contracts—asset (liability)	$213	$(1,204)
Average rate of contract	$0.28	$0.31
Period end rate	$0.30	$0.28
Maximum period of contracts (months)	9	7

        Since November 30, 2009, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2009 totaling $51.9 million. These are primarily held in variable interest liquidity funds and overnight deposits.

        For the year ended November 30, 2009 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $28.9 million. A hypothetical 1% change in interest rates during our 2009 fiscal year would have impacted our net interest income by approximately $0.3 million.

        Since November 30, 2009, there has not been a material change to our market risk exposure related to interest rates.

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

        As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, as of November 30, 2009 the Company's Chief Executive and Chief Financial Officers concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

        The effectiveness of internal control over financial reporting as of November 30, 2009 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on pages F-1 to F-2.

Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal controls over financial reporting during the fiscal year ended November 30, 2009 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16B:    Code of Ethics

        The Company has in place a Code of Business Conduct and Ethics that applies to all Directors, officers and employees, which qualifies as a code of ethics as required under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to the Company's principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics is available on the Company's website at http://www.xyratex.com.

Item 16C:    Principal Accountant Fees and Services

        The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2009:

	Year ended November 30,
	2009	2008
	(U.S. dollars in thousands)
Audit Fees(1)	$644	$684
Tax fees(2)	306	357

Total fees	$950	$1,041

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2009 and 2008, reviews of the financial statements included in the Company's quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2009 under these policies and procedures.

Item 16D:    Exemption From the Listing Standards for Audit Committees

        Not applicable.

Item 16E:    Purchase of Equity Securities by Company and Affiliated Purchasers

        None.

Item 16F:    Change in Registrant's Certifying Accountant

        Not applicable.

Item 16G:    Corporate Governance

        There are no significant differences between the corporate governance practices of Xyratex and those required of a U.S. domestic issuer under the Listing Rules of the NASDAQ Stock Market.

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
February 22, 2010
By:	/s/ STEVE BARBER Steve Barber Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at 30 November 2009 and 30 November 2008, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 November 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Southampton
England
February 22, 2010

XYRATEX LTD

AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2009	2008
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$51,935	$28,013
Accounts receivable, net of allowance for doubtful accounts of $1,730 and $640	124,715	140,879
Inventories	108,625	128,183
Prepaid expenses	4,784	2,746
Deferred income taxes	405	1,000
Other current assets	5,825	4,430

Total current assets	296,289	305,251
Property, plant and equipment, net	44,485	47,229
Intangible assets, net	7,207	11,162
Deferred income taxes	6,269	9,545

Total assets	$354,250	$373,187

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$96,386	$111,295
Employee compensation and benefits payable	8,580	9,745
Deferred revenue	10,620	8,386
Income taxes payable	2,013	2,573
Foreign currency contracts	—	13,266
Other accrued liabilities	17,413	14,333

Total current liabilities	135,012	159,598
Long-term liabilities	—	—

Total liabilities	135,012	159,598

Commitments and contingencies (note 15)
Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,461 and 29,146 issued and outstanding	295	291
Additional paid-in capital	370,925	366,067
Accumulated other comprehensive income (loss)	3,598	(13,603)
Accumulated deficit	(155,580)	(139,166)

Total shareholders' equity	219,238	213,589

Total liabilities and shareholders' equity	$354,250	$373,187

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2009	2008	2007
Revenues	$867,891	$1,049,716	$931,633
Cost of revenues	742,615	891,139	762,582

Gross profit	125,276	158,577	169,051
Operating expenses:
Research and development	71,062	85,897	77,559
Selling, general and administrative	56,463	63,686	61,977
Amortization of intangible assets	3,939	4,882	7,304
Impairment of goodwill	—	34,256	—
Restructuring costs	5,898	—	—

Total operating expenses	137,362	188,721	146,840

Operating income (loss)	(12,086)	(30,144)	22,211
Other income	—	—	890
Interest income	137	1,732	3,586
Interest expense	(23)	(114)	(303)

Income (loss) before income taxes	(11,972)	(28,526)	26,384
Provision (benefit) for income taxes	4,442	19,383	(1,725)

Net income (loss)	$(16,414)	$(47,909)	$28,109

Net earnings (loss) per share:
Basic	$(0.56)	$(1.64)	$0.97

Diluted	$(0.56)	$(1.64)	$0.94

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,402	29,157	28,985

Diluted	29,402	29,157	29,866

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2006	28,793	$288	$344,686	($113,254)	$2,774	$234,494
Issuance of common shares	324	3	2,902			2,905
Non-cash equity compensation			8,057			8,057
Tax benefit from exercise of options			623			623
Components of comprehensive income, net of tax:
Net income				28,109
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(927)

Total comprehensive income						27,182

Balances as of November 30, 2007	29,117	$291	$356,268	($85,145)	$1,847	$273,261
Issuance of common shares	421	4	2,040			2,044
Non-cash equity compensation			7,646			7,646
Tax benefit from exercise of options			113			113
Repurchase of common shares	(392)	(4)		(6,112)		(6,116)
Components of comprehensive loss, net of tax:
Net loss				(47,909)
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(15,450)

Total comprehensive loss						(63,359)

Balances as of November 30, 2008	29,146	$291	$366,067	($139,166)	($13,603)	$213,589
Issuance of common shares	315	4	83			87
Non-cash equity compensation			5,625			5,625
Tax on equity compensation			(850)			(850)
Components of comprehensive loss, net of tax:
Net loss				(16,414)
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					17,201

Total comprehensive loss						787

Balances as of November 30, 2009	29,461	$295	$370,925	($155,580)	$3,598	$219,238

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2009	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(16,414)	$(47,909)	$28,109
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	18,197	15,770	13,683
Amortization of intangible assets	3,939	4,882	7,304
Impairment of goodwill	—	34,256	—
Non-cash equity compensation	5,625	7,646	8,057
Loss on sale of assets	—	185	341
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	16,164	(18,552)	(17,003)
Inventories	19,558	(36,521)	1,449
Prepaid expenses and other current assets	165	1,455	(2,956)
Accounts payable	(14,909)	15,249	11,150
Employee compensation and benefits payable	(1,165)	(3,535)	(3,365)
Deferred revenue	2,234	(6,826)	(1,091)
Income taxes payable	(560)	1,408	(476)
Deferred income taxes	3,021	16,944	(1,616)
Other accrued liabilities	3,433	2,718	(2,266)

Net cash provided by (used in) operating activities	39,288	(12,830)	41,320

Cash flows from investing activities:
Investments in property, plant and equipment	(15,453)	(25,763)	(16,974)
Acquisition of intangible assets	—	—	(4,833)
Acquisition of business, net of cash received	—	—	(1,661)

Net cash used in investing activities	(15,453)	(25,763)	(23,468)

Cash flows from financing activities:
Net payments of short-term borrowings	—	—	(7,000)
Repurchase of common shares	—	(6,116)	—
Proceeds from issuance of common shares	87	2,044	2,905

Net cash provided by (used in) financing activities	87	(4,072)	(4,095)

Change in cash and cash equivalents	23,922	(42,665)	13,757
Cash and cash equivalents at beginning of period	28,013	70,678	56,921

Cash and cash equivalents at end of period	$51,935	$28,013	$70,678

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

        Operations.    We are a leading provider of modular enterprise-class data storage solutions and storage process technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We operate in two business segments: Networked Storage Solutions ("NSS") and Storage Infrastructure ("SI"). Our NSS products are hard disk drive based data storage subsystems. Our SI products include disk drive production test and qualification systems, process automation for disk drive and solar panel manufacturing, servo track writers and disk cleaning and contamination and control equipment.

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

        Subsequent events.    Subsequent events have been evaluated through February 22, 2010.

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in current income. A net foreign currency remeasurement gain of $176, a net foreign currency remeasurement loss of $1,415 and a net foreign currency remeasurement gain of $322 are included in selling general and administrative expenses, in the years ended November 30, 2009, 2008 and 2007, respectively. Net foreign currency remeasurement gains of $nil, $nil and $2,349 are included in provision (benefit) for income taxes in the years ended November 30, 2009, 2008 and 2007, respectively.

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

        A number of the Company's contracts for the supply of products have included payments upon the achievement of milestones for Non-Recurring Engineering ("NRE") during the product development phase. For those contracts where we determine that the product development phase constitutes a separate earnings process revenue relating to the NRE payments is recognized upon the achievement of the applicable milestones. Other NRE payments and up-front fees received on execution of a contract are recognized over the estimated period of product shipments. Revenue related to NRE payments which was recognized on the achievement of substantive milestones amounted to approximately $1,255, $993 and $1,210 in the years ended November 30, 2009, 2008 and 2007 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2009, 2008 and 2007, warranty expense was $3,210, $3,765 and $3,099 respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $7, $42 and $15 during the years ended November 30, 2009, 2008 and 2007, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Pensions and 401(k) plan.    Retirement benefits are provided for U.K. and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to current income as they become payable and amounted to $2,964, $4,800 and $4,634 during the years ended November 30, 2009, 2008 and 2007, respectively. These contributions were temporarily reduced during the year ended November 30, 2009 as part of the cost reduction program.

        Equity compensation.    The Company accounts for employee equity awards under the fair value method. Accordingly, the Company measures equity compensation at the grant date based on the fair value of the award. Equity compensation is based on the graded vesting of the share-based award, adjusted for expected forfeitures. Equity compensation recognized in the Company's consolidated financial statements includes compensation cost for share-based awards granted prior to, but not fully vested as of, November 30, 2005 and share-based awards granted subsequent to November 30, 2005.

        In the three years ended November 30, 2009 the Company's share based awards were primarily in the form of Restricted Stock Units ("RSUs"). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

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

        Effective as of December 1, 2007, the Company adopted accounting guidance which involves an assessment of whether each income tax position is "more likely than not" of being sustained on audit, including resolution of related appeals or litigation process, if any. For each income tax position that meets the "more likely than not" recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

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

        Software Development Cost.    Costs related to internally developed software and software purchased for internal use are capitalized. Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete, and amounted to $641, $1,441 and $1,824 for the years ended November 30, 2009, 2008 and 2007 respectively.

        Goodwill and purchased intangible assets.    Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of the accounting guidance, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. Impairment of goodwill is tested using a two step approach at the reporting unit level. The first step requires comparison of the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using the discounted cash flows approach which utilizes market data including the Company's market value. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied fair value of goodwill for each reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

        Impairment of long-lived assets.    The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets.

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

        The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheet at fair value. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking hedge transactions. This documentation includes linking all derivatives to specific forecasted cash flows. The Company also formally assesses both at the hedge's inception and on an ongoing basis whether the derivatives used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

        Where hedge instruments continue to be highly effective changes in fair value of these instruments are deferred and recorded, net of the related tax effects, as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively and recognizes future changes in fair value in current earnings.

        The Company has designated all its forward foreign currency contracts as qualifying for hedge accounting and as remaining highly effective throughout their existence.

        Fair Value Measurements.    The fair value of the Company's financial instruments other than derivative financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate cost because of their short maturities. The fair value of the Company's forward foreign exchange contracts and options is based on foreign currency spot rates and forward rates quoted by banks.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either one or two institutions and such deposits may, at times, exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 73% of the total accounts receivable balance at November 30, 2009 and three customers represented 66% of the total accounts receivable balance at November 30, 2008. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        Revenues of the NSS segment include revenue from two customers accounting for 48% and 15% of the Company's revenues in the year ended November 30, 2009 and one customer accounting for 54% and 56% of the Company's revenues in the years ended November 30, 2008 and 2007, respectively. Revenues of the SI segment include revenue from two customers each accounting for 12% of the Company's revenues in the year ended November 30, 2007. No other customer accounted for more than 10% of revenues.

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

  Recent accounting pronouncements

        Effective July 2009, the Financial Accounting Standards Board ("FASB") codified accounting literature into a single source of authoritative accounting principles, except for certain authoritative rules and interpretive releases issued by the SEC. Since the codification did not alter existing U.S. GAAP, it did not have an impact on the Company's consolidated financial statements. All references to pre-codified U.S. GAAP have been removed from these financial statements.

        In December 2007, the FASB issued new accounting guidance related to business combinations. This guidance retains the fundamental requirements requiring that the purchase method be used for all business combinations. It defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, the new guidance requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. These requirements are effective for the Company's business combinations for which the acquisition date is on or after December 1, 2009.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. These requirements are effective for Xyratex for transfers occurring on or after December 1, 2009. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

        In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. The Company does not have any significant interests in variable interest entities and therefore does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

        In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. Early adoption is permitted and may be prospective or retrospective. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3.     Net earnings per share

        Basic net earnings per share is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Year Ended November 30,
	2009	2008	2007
Total weighted average common shares—basic	29,402	29,157	28,985
Dilutive effect of share options	—	—	724
Dilutive effect of restricted stock units	—	—	177

Total weighted average common shares—diluted	29,402	29,157	29,886

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	246	557	—

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

4.     Other income

        On March 6, 2006, the Company concluded the disposal of a product line through a license agreement of intellectual property of certain network analysis technology and the transfer of the related customer base to Napatech, a programmable network adapter company based in Denmark. The Company is continuing to manufacture the related product lines for Napatech under a separate Supply Agreement. The license agreement required an initial payment of $2,000 and further payments equal to the amount of annual revenue that was derived from the transferred customers during the twelve months from 1 March 2006. Under this agreement a final payment of $890 was recorded in the statement of operations as other income in the year ended November 30, 2007.

5.     Restructuring costs

        On December 4, 2008 and March 26, 2009 the Company announced details of cost reduction programs in response to reduced customer demand and worsening market conditions resulting from upheaval in the financial credit markets. This included a compulsory headcount reduction program and the closure of certain Company locations, primarily supporting research and development. The Company reduced its overall employee numbers by 247, or approximately 13%. This program was complete at November 30, 2009 and the costs of employee and lease terminations totaled $5,898. Of this amount $4,142 related to employee terminations was paid in the year. The cost of lease terminations amounted to $1,756 and related to leases which expire in 2010 and 2011. Of this amount $560 was paid in the year.

6.     Acquisition, intangible assets and impairment of goodwill and other long-lived assets

Goodwill and impairment

        The changes in the carrying amount of goodwill for the years ended November 30, 2009 and 2008 are as follows:

	NSS	SI	Total
Balance at November 30, 2007	$17,330	$20,801	$38,131
Tax benefit of goodwill	(4,347)	472	(3,875)
Impairment of goodwill	(12,983)	(21,273)	(34,256)

Balance at November 30, 2008	$—	$—	$—

Balance at November 30, 2009	$—	$—	$—

        The Company's annual impairment test was performed as of November 30, 2008. Based on the results of the test, the Company determined its goodwill related to both segments was fully impaired and recorded an impairment charge of $34,256 in the year ended November 30, 2008. The impairment resulted from a reduction in business forecasts based on reduced demand from our customers as a result of the deteriorating macro economic environment in the three months ended November 30, 2008 and also reflected the impact of an 81% fall in the Company's share price in the same period.

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

        In addition the Company considered that the market conditions and share price were indicators of the potential impairment of other long lived assets at November 30, 2008. The Company therefore compared the undiscounted cash flows of its two business segments to the carrying value of the related assets over the useful lives of those assets using the same cash flows and asset values as that used to assess the impairment of goodwill. The company concluded that there was no impairment of its other long lived assets, being intangible assets with a book value of $11,162 and property, plant and equipment with a book value of $47,229.

        At November 30, 2009 the Company no longer considers that any indications of impairment remain and has not carried out an impairment review at that date. The key factors behind this determination are a significant improvement in the market environment resulting in significantly higher demand for the Company's products and the recovery of the Company's share price to a level significantly above the value of net assets.

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2009
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$8,193	$6,213	$1,980
Patents and core technology	10,800	6,904	3,896
Customer relationships	4,305	2,974	1,331

Total	$23,298	$16,091	$7,207

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

        During the year ended November 30, 2009, fully amortized intangible assets with a recorded cost of $9,550 have been removed from the intangible assets register.

        On the basis that no impairment charges are required, the Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2010	$3,638
2011	$2,382
2012	$1,187

  Intangible asset purchases 2007

        During the year ended November 30, 2007, the Company enhanced the intellectual property base within its NSS segment through the purchase of intellectual property from Ario Data Networks Inc. of Colorado for consideration of $1,833 including professional fees, and the entry into a patent cross license agreement with IBM for consideration of $3,000. The Ario transaction also involved the recruitment of certain Ario employees and the purchase of certain non-material tangible assets. Of the amount paid for the Ario intangible assets $1,536 was amortized in the year ended November 30, 2007. The cost of the cross license has been allocated to intangible assets as patents and core technology to be amortized over five years. These intangible assets are deductible for tax purposes.

7.     Inventories

	November 30,
	2009	2008
Finished goods	$25,182	$21,052
Work in progress	19,970	17,564
Raw materials	63,473	89,567

	$108,625	$128,183

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

8.     Property, Plant and Equipment, Net

	November 30,
	2009	2008
Land	$1,421	$1,421
Buildings and leasehold improvements	12,563	8,867
Machinery and equipment	104,535	95,419

	118,519	105,707
Accumulated depreciation	(74,034)	(58,478)

	$44,485	$47,229

        Depreciation expense during the years ended November 30, 2009, 2008 and 2007 was $18,197, $15,770 and $13,683, respectively. For the years ended November 30, 2009, 2008 and 2007 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $2,541, $25 and $1,219 respectively.

9.     Income Taxes

        The provision (benefit) from income taxes is comprised as follows:

		Year Ended November 30,
		2009	2008	2007
U.K.	Current	$—	$(10)	$—
U.S.	Current	318	3,261	538
Other jurisdictions	Current	(39)	(9)	42
	Deferred	4,163	16,141	(2,305)

Total		$4,442	$19,383	$(1,725)

        Deferred taxes for the years ended November 30, 2008 and 2007 are stated net of $3,875 and $2,000 of tax benefits deducted from goodwill related to the acquisitions of ZT Automation and nStor Technologies, Inc. in 2005.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2009	2008
Deferred tax assets:
U.K. net operating loss carryforwards	$14,029	$8,428
U.S. net operating loss carryforwards	6,478	6,882
Timing difference on equity compensation	3,797	6,344
Property, plant and equipment	9,515	8,073
Intangible assets	5,433	5,433
Forward foreign exchange contracts	—	3,828
Other deferred tax assets	1,310	1,023
Less: valuation allowance	(33,888)	(29,466)

Total deferred tax assets	$6,674	$10,545
Deferred tax liabilities	—	—

Net deferred tax assets	$6,674	$10,545

        At November 30, 2009 the Company has recorded a valuation allowance of $33,888 against U.K. deferred tax assets. This valuation allowance relates to U.K. tax losses, timing differences related to property, plant and equipment and other timing differences which are not expected to be utilized as a result of the current macro-economic situation, certain tax concessions in the U.K. and the tax structure of the overall Xyratex Ltd group.

        In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the nStor acquisition the Company acquired operating loss carryforwards of nStor Technologies Inc in the United States. These are subject to an annual limitation, could be subject to further more restrictive annual limitations if certain substantial changes in the ownership of the Company occur and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $6,478 at November 30, 2009. During the year ended November 30, 2008 a valuation allowance against the nStor operating loss carryforwards of $4,347 was released as the realization of the asset was determined as probable based on the forecast profit and structure of the U.S. operations. The benefit of this release was allocated to reduce goodwill arising on the acquisition of nStor.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The Company records equity compensation expense using the fair value method. The tax expense for equity compensation only arises when the related share award is vested. This timing difference has resulted in the recording of a net deferred tax asset of $2,334 and $4,737 before the valuation allowance at November 30, 2009 and November 30 2008, respectively. The realization of this asset is dependent on future share price movements over the next four fiscal years as the awards vest. Where not subject to a valuation allowance, the Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital ("APIC"). For the years ended November 30, 2009 and November 30, 2008 the Company recorded charges to APIC of $850 and $599 respectively. Under the previous accounting policy using the intrinsic method the Company recorded a separate deferred tax asset relating to share options. At November 30, 2009 and November 30, 2008 respectively, $1,463 and $1,607 of this amount remained before valuation allowances.

        The Company has elected to adopt the short-form method to calculate its pool of windfall tax benefits, as of December 1, 2005. Authoritative accounting guidance prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt an accounting policy where windfall tax benefits are recognized in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefits not recognized in APIC at November 30, 2009 totals $1,888 which if recognized would be subject to a valuation allowance.

        The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2009, 2008 and 2007. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. rate is applied as follows:

	Year Ended November 30,
	2009	2008	2007
Provision (benefit) for income taxes at corporation tax rate	(28.0)%	(28.0)%	30.0%
Adjustment in respect of prior years	29.9	1.0	(17.2)
Nondeductible equity compensation	—	—	0.6
Other nondeductible expenses	1.8	0.7	0.6
Research and development tax credits	(23.8)	(13.9)	(6.5)
Foreign exchange differences	—	5.2	(4.7)
Effect of change in U.K. tax rate	14.3	—	5.3
Tax differentials on foreign income	(11.1)	(10.4)	(14.7)
Valuation allowance related to goodwill impairment	—	33.6	—
Other valuation allowances	56.1	74.8	—
Movement unrecognized tax benefits	(2.1)	5.2	—

Provision (benefit) for income taxes	37.1%	68.2%	(6.6)%

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The components of income (loss) before income taxes are:

	Year Ended November 30,
	2009	2008	2007
U.K.	$(20,658)	$(44,332)	$11,574
U.S.	4,281	4,383	2,877
Malaysia	3,774	8,092	9,987
Other	631	3,331	1,946

Total	$(11,972)	$(28,526)	$26,384

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through May 31, 2012. The income tax benefit attributable to this tax status was estimated to be $1,057 ($0.04 per share), $2,266 ($0.08 per share) and $2,996 ($0.10 per share, diluted) during the years ended November 30, 2009, 2008 and 2007, respectively.

        Effective as of December 1, 2007, the Company adopted accounting guidance that clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold and measurement attribute for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Additionally, the accounting guidance provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

        The following table summarizes the activity related to our gross unrecognized tax benefits from December 1, 2007 to November 30, 2009:

	Year Ended November 30,
	2009	2008
Balance of unrecognized tax benefits at December 1	$9,417	$3,311
Gross decrease for tax positions taken during a prior period	(1,243)	4,645
Gross increase for tax positions taken during the current period	425	1,562
Reductions as a result of a lapse of the applicable statute of limitations	(781)	(101)
Foreign exchange differences	(172)	—

Balance of unrecognized tax benefits at November 30	7,646	$9,417

        As a result of the adoption of the accounting guidance, the Company recorded no additional unrecognized tax benefits. As of December 1, 2007, the Company had $3,311 of unrecognized tax benefits. At November 30, 2009, $1,575 of the unrecognized tax benefit carried forward would, if recognized, not affect the effective tax rate and the remaining $6,071 would affect the effective tax rate, if recognized.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The Company's policy to include interest and penalties related to unrecognized tax benefits in the provision for taxes on the condensed Consolidated Statements of Operations did not change as a result of implementing the accounting guidance. As of the date of adoption of the accounting guidance, the Company had accrued approximately $100 for the payment of interest and penalties relating to unrecognized tax benefits. This accrual increased by $300 to approximately $400 as of November 30, 2009.

        The Company's subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. The Company's U.K. income tax return for fiscal year 2007 is subject to an ongoing tax authority enquiry and the income tax returns for fiscal year 2008 and 2009 remain open to examination. With the exception of any adjustment resulting from the U.K. tax authority enquiry, for which an estimate of the range cannot be made, the Company does not expect the total gross amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months.

        The Company's U.S. Federal and state income tax returns for fiscal year 2005 through fiscal year 2009 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2001.

10.   Equity compensation plans

        During the three years ended November 30, 2009 the Company's share based awards have primarily consisted of Restricted Stock Units ("RSUs"). The Company has also operated an Employee Share Purchase Plan ("ESPP") for U.S. employees and a Sharesave option plan for U.K. employees. The Company suspended new awards under the ESPP and the Sharesave plan during 2009 due to the volatility in its share price, but expects to resume awards in 2010. Prior to this period share based awards were primarily in the form of share options.

        The Company and Credit Suisse, the managing underwriter for the Company's Initial Public Offering (IPO) in 2004, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company's share option, share purchase, restricted stock, restricted stock units and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,633. Lapsed and surrendered options are disregarded for these purposes. As at November 30, 2009, share awards over 3,064 common shares had been granted since the IPO.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Equity Compensation

        The following table summarizes equity compensation expense related to share-based awards:

	Year ended November 30,
	2009	2008	2007
Equity compensation:
Cost of revenues	$907	$1,264	$1,238
Research and development	1,856	2,469	2,477
Selling, general and administrative	2,862	3,913	4,342

Total equity compensation	5,625	7,646	8,057

Related income tax benefit	$—	$2,424	$2,126

Restricted Stock Units

        RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $5,503, $6,695 and $6,121 has been recorded in the years ended November 30, 2009, 2008 and 2007 respectively. The calculation of the number of units expected to vest is based on management's assessment of achievement of the related performance conditions.

        Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2006	511	25.18	2.5
Granted	483	22.91
Vested	(93)	25.65
Cancelled/forfeited	(116)	25.24

Non-vested restricted stock units at November 30, 2007	785	23.74	1.8
Granted	814	14.96
Vested	(192)	24.12
Cancelled/forfeited	(239)	21.96

Non-vested restricted stock units at November 30, 2008	1,168	17.47	1.8
Granted	960	6.01
Vested	(273)	20.25
Cancelled/forfeited	(425)	17.09

Non-vested restricted stock units at November 30, 2009	1,430	9.78	1.7

Non-vested restricted stock units expected to vest at November 30, 2009	1,292		1.7	$14,564

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

        Sharesave Plan activity was as follows:

Grant date	March 2008	March 2007	March 2006	March 2005
Exercise price	$15.25	$19.71	$22.95	$14.46
Options to purchase common shares outstanding at November 30, 2006	—	—	20	159
Granted	—	21	—	—
Cancelled/forfeited	—	—	(7)	(7)

Options to purchase common shares outstanding at November 30, 2007	—	21	13	152
Granted	71	—	—	—
Exercised	—	—	—	(38)
Cancelled/forfeited	—	(7)	(2)	(114)

Options to purchase common shares outstanding at November 30, 2008	71	14	11	—
Granted	—	—	—	—
Exercised	—	—	—	—
Cancelled/forfeited	(26)	(7)	(11)	—

Options to purchase common shares outstanding at November 30, 2009	45	7	—	—

Aggregate intrinsic value	$—	$—	$—	$—

Share Option Plans

        The Company has four plans, under which employees were granted options to purchase Xyratex Ltd common shares prior to November 30, 2005. Options granted under each plan vest in line with certain criteria, including at the earlier of a takeover or liquidation of the Company, or ratably, over a period of up to four years from the grant date. Options granted under these plans expire under certain criteria including at the earlier of ten years from the date of grant, following a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2009, options to purchase 1,240 common shares were outstanding under these plans.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Options exercised and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2006	2,337	$10.26
Exercised	(350)	7.86
Canceled/forfeited	(226)	13.54

Outstanding at November 30, 2007	1,761	$10.41
Exercised	(132)	10.44
Canceled/forfeited	(38)	13.69

Outstanding at November 30, 2008	1,592	$9.91
Exercised	(11)	2.32
Canceled/forfeited	(341)	8.54

Outstanding at November 30, 2009	1,240	$10.46	3.9	$3,497

Exercisable at November 30, 2007	1,448	$9.59

Exercisable at November 30, 2008	1,536	$9.76

Exercisable at November 30, 2009	1,227	$10.38	3.9	$3,497

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

        The aggregate intrinsic value of options outstanding at November 30, 2009 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. Of the outstanding options at November 30, 2009, 814 had exercise prices that were higher than the $11.27 closing market price of the Company's common shares on that date. The total intrinsic value of options exercised during the years ended November 30, 2009, 2008 and 2007 was $52, $638 and $4,835, respectively, determined as of the date of exercise. The total fair value of options that vested during the years ended November 30, 2009, 2008 and 2007 was $206, $1,727 and $2,373, respectively. The total fair value of options that were forfeited during the years ended November 30, 2009, 2008 and 2007 was $1,285, $307 and $1,111, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The following table summarizes information about share options outstanding at November 30, 2009:

	Options Outstanding
		Weighted- Average Remaining Contractual Life (in years)		Options Exercisable
Exercise Prices	Number Outstanding		Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$2.31–$2.32	278	1.6	$2.31	278	$2.22
$4.24–$4.25	142	2.6	$4.24	142	$4.07
$9.65–$10.25	6	4.4	$9.65	6	$9.65
$13.51–$14.47	809	4.9	$14.25	796	$14.27
$15.57–$17.40	5	5.5	$15.57	5	$15.57

	1,240	3.9	$10.46	1,227	$10.38

ESPP

        The Company also operates an employee stock purchase plan ("ESPP"), under which any eligible U.S. employee of the Company receives the rights to purchase the Company's shares. A purchase right entitles a participant to purchase at the end of each fiscal quarter the number of common shares determined by dividing the participant's accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

        There were 44, 69 and 31 shares awarded under this plan in the years ended November 30, 2009, 2008 and 2007, respectively.

Restricted Shares

        Included in issued common shares are 280 shares which were purchased by certain directors and management in February 2004 and which were subject to repurchase by the Company at their purchase price. The repurchase restrictions lapsed and therefore the shares became vested over a four year period, with the final tranche vesting on November 30, 2007. Included in equity compensation expense in the year ended November 30, 2007 is $51 relating to the vesting of these shares. The fair value of the shares which vested during the year ended November 30, 2007 was $958.

Determining Fair Value of Share Options

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

        Expected Volatility.    The volatility factor the Company used in the Black- Scholes option valuation model is based on the Company's historical share prices and the reported historical volatility of comparable companies.

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

        The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year ended November 30,
	2008	2007
Risk-free interest rate	3.00%	4.75%
Dividend yield	0.00%	0.00%
Volatility	75%	75%
Expected option life	1.5 years	1.5 years

        At November 30, 2009, the Company had 1,357 non-vested share based awards that had a weighted average grant date fair value of $10.38. As of November 30, 2009, the Company had $5,542 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.6 years.

11.   Equity—Share Capital

        The Company's authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and, 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2009 there were 29,461 common shares outstanding. No other class of shares has been issued.

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2009, there were no preference shares outstanding.

        Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2009 there were no deferred shares outstanding.

Repurchases of Common Shares

        On January 14, 2008 the Company commenced a share buy-back program. Under this program the Company purchased 392 shares at a total value of $6,116 between January and August 2008. As of January 31, 2009 the share buy-back program was suspended due to the Company's intention to conserve cash balances as a result of uncertain macro economic environment. The Company has no current plans to recommence this program.

12.   Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's share option plans. Following the demerger of the Company's business from HIHL in 2000, the Trust holds shares of the Company. Assets held by the Trust are used to compensate current employees of the Company and former employees of HIHL and its subsidiaries. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2009 and 2008, the Trust held 266 and 277 common shares, respectively. The Trust has not made any new awards since 2004.

        Transactions between the Trust and employees of the Company have been accounted for as if they were transaction of the Company and any resulting equity compensation expense has been pushed down into these financial statements with an offsetting entry to additional paid in capital. Activity related to equity based compensation awards given to employees are included in the share option and award activity in Note 10.

        The Trust pays administrative fees to the Company of $9 per year.

        The Company set up a new employee benefit trust in June 2004. This trust holds 118 common shares in Xyratex Ltd, included in unissued shares at November 30, 2009. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

13.   Credit facilities

        As of November 30, 2009, the Company has credit facilities with a major U.K. financial institution (the "Bank") under which it has a revolving line of credit which expires in October 2011 of up to $30,000 and an overdraft facility of up to $25,000. No amounts are outstanding under these facilities at November 30, 2009. Any amounts borrowed under the revolving line of credit facility would be repayable in 2011. Any amounts borrowed under the overdraft facility would be repayable on demand.

        Interest is payable at between 2.5% and 3.0% above LIBOR on the revolving credit facility, depending on the level of debt relative to operating income. Interest is payable at 3.0% above LIBOR on the overdraft facility. Amounts under the revolving credit and overdraft facilities may be borrowed in U.K. pounds or U.S. dollars and separate currency LIBOR rates apply for each currency. The revolving credit facility contains restrictive covenants that, among other provisions, require compliance with certain financial covenants including levels of income or loss from operations and tangible net assets as determined in accordance with accounting principles generally accepted in the U.S. The facilities are collateralized by substantially all of the assets of the Company.

14.   Financial Instruments

        The Company's principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company's operations. The Company does not hold financial instruments for trading purposes.

Forward foreign exchange contracts and options

        Over 90% of the Company's revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian Ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts and options to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

        The Company reclassified a loss of $13,603 from AOCI to earnings during the year ended November 30, 2009 due to the realization of the underlying transactions. Such amounts were recorded as cost of sales, research and development expense or selling, general and administrative expense in proportion to the cash flow being hedged. The Company recorded the change in fair market value of derivatives related to its cash flow hedges, the balances of which are recorded in other current assets, to AOCI of $3,598 for the year ended November 30, 2009. For the year ended November 30, 2008 the Company recorded in other current assets, movements to AOCI of $13,603. No taxation applies to these amounts due to the recording of a valuation allowance against U.K. deferred tax assets.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts
At November 30, 2008	41
Matured during the period	(43)
New contracts entered into during the period	28

At November 30, 2009	26

        The fair value of derivative instruments and their location in the consolidated balance sheet as of November 30, 2009 and November 30, 2008 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	November 30, 2009	November 30, 2008
Asset derivatives	Other current assets	$3,524	$—
Liability derivatives	Foreign currency contracts	$—	$(13,266)

        The effect of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the year ended November 30, 2009 was as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized(1)	Gain (Loss) Reclassified(2)
Foreign exchange contracts	$3,598	$(13,603)

(1)
Amount recognized in AOCI (effective portion).

(2)
Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense.

        Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next twelve months.

        The following table shows derivatives existing as of November 30, 2009 and November 30, 2008:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2009	2008
Nominal value of forward exchange contracts and options	$36,209	$61,599
Fair value of contracts—asset (liability)	$3,311	$(12,062)
Average rate of contract	$1.51	$1.87
Period end rate	$1.65	$1.53

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2009	2008
Nominal value of forward exchange contracts and options	$6,000	$12,280
Fair value of contracts—asset (liability)	$213	$(1,204)
Average rate of contract	$0.28	$0.31
Period end rate	$0.30	$0.28

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Fair values

        The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

        Level 1: Quoted market prices in active markets for identical assets or liabilities.

        Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

        Level 3: Unobservable inputs that are not corroborated by market data.

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2009 and at November 30, 2008 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	November 30, 2009		November 30, 2008
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$3,524	$3,524	$(13,266)	$(13,266)

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

15.   Commitments and Contingencies

        Operating Lease Commitments.    Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2009 are as follows:

Year Ending November 30
2010	$6,654
2011	5,453
2012	3,836
2013	1,831
2014	919
2015 and thereafter	2,135

Total minimum payments required	$20,828

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $6,903, $7,251 and $7,199 for the years ended November 30, 2009, 2008 and 2007, respectively.

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

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2009:

Amount of liability
Balance at November 30, 2006:	$3,156
Accruals for warranties issued during the year	3,099
Settlements made during the year	(2,712)

Balance at November 30, 2007:	$3,543
Accruals for warranties issued during the year	3,765
Settlements made during the year	(3,354)

Balance at November 30, 2008:	$3,954
Accruals for warranties issued during the year	3,210
Settlements made during the year	(3,627)

Balance at November 30, 2009:	$3,537

16.   Supplemental Cash Flow Information

        Cash paid for income taxes was $2,197, $1,264 and $816 for the years ended November 30, 2009, 2008 and 2007, respectively. Cash received from income taxes was $658, $1,202 and $359 for the years ended November 30, 2009, 2008 and 2007, respectively. Cash paid for interest was $54, $114 and $295 for the years ended November 30, 2009, 2008 and 2007, respectively.

        Proceeds from the exercise of share options were $87, $2,044 and $2,905 for the years ended November 30, 2009, 2008 and 2007 respectively.

17.   Segment Information

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

        The following tables reflect the results of the Company's reportable segments under the Company's management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include equity compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Year Ended November 30,
	2009	2008	2007
Revenues:
NSS	$762,028	$855,770	$693,990
SI	105,863	193,946	237,643

Total Segments	$867,891	$1,049,716	$931,633

Gross profit:
NSS	$97,981	$107,275	$100,573
SI	28,202	52,566	69,716

Total Segments	126,183	159,841	170,289
Non cash equity compensation	(907)	(1,264)	(1,238)

Total	$125,276	$158,577	$169,051

Depreciation and amortization:
NSS	$13,437	$11,907	$12,238
SI	5,803	6,546	6,981

Total Segments	19,240	18,454	19,219
Corporate	2,896	2,198	1,768

Total	$22,136	$20,652	$20,987

        In addition the goodwill impairment charge recorded in 2008 consisted of $12,983 related to the NSS division and $21,273 related to the SI division.

        Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income (loss) before income taxes as reported by the Company for all periods presented also includes total operating expenses, other income and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Geographic Information

	United States	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2009	$512,928	$134,370	$216,895	$3,698	$867,891
Year Ended November 30, 2008	$707,677	$132,345	$202,083	$7,611	$1,049,716
Year Ended November 30, 2007	$562,869	$167,698	$197,790	$3,276	$931,633
Long-lived assets (all non-current assets):
November 30, 2009	$7,679	$22,815	$20,142	$1,056	$51,692
November 30, 2008	$10,192	$30,281	$17,158	$793	$58,424
November 30, 2007	$8,952	$70,753	$11,454	$437	$91,596