Form 20-F
period 2010-11-30
XYRATEX LTD
filed 2011-02-22
CIK 1284823

Use these links to rapidly review the document

FINANCIAL STATEMENTS

XYRATEX LTD
ANNUAL REPORT FOR THE YEAR ENDED
NOVEMBER 30, 2010

As filed with the Securities and Exchange Commission on February 22, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended November 30, 2010
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

30,276,271 common shares, par value $0.01 per share

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

        Our business began as part of IBM in 1966. We conducted our business as a manufacturing and development operation until December 1994, at which time we separated from IBM in a management buy-out. Today Xyratex is a leading provider of enterprise class data storage subsystems and hard disk drive capital equipment. The Networked Storage Solutions division designs and manufactures a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer (OEM) community. As the largest capital equipment supplier to the industry, the Storage Infrastructure division enables disk drive manufacturers and their component suppliers to meet today's technology and productivity requirements. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

        In this Annual Report, except as otherwise indicated or as the context otherwise requires, the "Company", "Group", "Xyratex", "we", "us" and "our" refers to Xyratex Ltd and its subsidiaries.

INDUSTRY DATA

        In this Annual Report, we refer to information regarding the Networked Storage Solutions Market and the Storage Infrastructure Market from the following independent research companies: Coughlin Associates; Gartner; International Data Corporation or IDC; and TrendFocus.

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

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

Item 3A:    Selected Financial Data

        The following selected consolidated financial data, set forth below for each of the last five fiscal years, is not necessarily indicative of results of future operations and should be read in conjunction with "Item 5: Operating and Financial Review and Prospects (Management's Discussion and Analysis of Financial Condition and Results of Operations)" and the Consolidated Financial Statements and related notes thereto included in "Item 18: Financial Statements", which are incorporated herein by reference, to fully understand factors that may affect the comparability of the information presented below.

        The selected historical consolidated statement of operations data for the years ended November 30, 2010, 2009 and 2008 and balance sheet data for the years ended November 30, 2010 and 2009 presented below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2007 and 2006 and balance sheet data for the years ended November 30, 2008, 2007 and 2006 presented below have been derived from the audited consolidated financial statements not included in this report.

	Year Ended November 30,
	2010	2009	2008	2007	2006
	(U.S. dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Networked Storage Solutions	$1,258,940	$762,028	$855,770	$693,990	$598,752
Storage Infrastructure	342,943	105,863	193,946	237,643	384,881

Total revenues	1,601,883	867,891	1,049,716	931,633	983,633

Gross profit:
Networked Storage Solutions	166,882	97,981	107,275	100,573	82,762
Storage Infrastructure	114,427	28,202	52,566	69,716	115,447
Non-cash equity compensation	(1,541)	(907)	(1,264)	(1,238)	(923)

Total gross profit	279,768	125,276	158,577	169,051	197,286

Operating expenses:
Research and development	92,705	71,062	85,897	77,559	71,391
Selling, general and administrative	60,002	56,463	63,686	61,977	60,449
Amortization of intangible assets	3,669	3,939	4,882	7,304	5,123
Impairment of goodwill	—	—	34,256	—	—
Restructuring costs	—	5,898	—	—	—

Total operating expenses	156,376	137,362	188,721	146,840	136,963

Operating income (loss)	123,392	(12,086)	(30,144)	22,211	60,323
Other income	—	—	—	890	3,167
Interest income, net	45	114	1,618	3,283	1,162

Income (loss) before income taxes	123,437	(11,972)	(28,526)	26,384	64,652
Provision (benefit) for income taxes	(15,991)	4,442	19,383	(1,725)	6474

Net income (loss)	139,428	(16,414)	(47,909)	28,109	58,178

Net earnings (loss) per common share—basic	$4.63	$(0.56)	$(1.64)	$0.97	$2.03
Net earnings (loss) per common share—diluted	$4.46	$(0.56)	$(1.64)	$0.94	$1.97
Weighted average common shares (in thousands) used in calculating net earnings (loss) per share:
Basic	30,101	29,402	29,157	28,985	28,663
Diluted	31,270	29,402	29,157	29,866	29,604

	As of November 30,
	2010	2009	2008	2007	2006
	(U.S. dollars in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$90,842	$51,935	$28,013	$70,678	$56,921
Working capital	297,405	161,277	145,653	161,922	129,320
Total assets	580,982	354,250	373,187	410,275	375,680
Short-term borrowings and current portion of acquisition note payable	—	—	—	—	4,000
Long-term debt and acquisition note payable, net of current portion	—	—	—	—	3,000

Total debt	—	—	—	—	7,000

Total shareholders' equity	$367,331	$219,238	$213,589	$273,261	$234,494

Number of shares issued and outstanding:
Common shares	30,276	29,461	29,146	29,117	28,793

Item 3B:    Capitalization and Indebtedness

        Not applicable.

Item 3C:    Reason for the Offer and Use of Proceeds

        Not applicable.

Item 3D:    Risk Factors

        The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

        Sales to a small number of customers represent a substantial portion of our revenues. The loss of any of our major customers could significantly harm our financial condition.

        We derive a substantial portion of our revenues from a relatively small number of customers. In our 2010 fiscal year, sales to our top six customers accounted for 91% of our revenues with sales to NetApp, Dell, Seagate and IBM accounting for 41%, 14%, 13% and 11% of our revenues respectively. In our 2009 fiscal year, sales to our top six customers accounted for 87% of our revenues with sales to NetApp and Dell accounting for 48% and 15% of our revenues respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose one of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

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

        We may lose some of our emerging customers within the NSS division if they are acquired by a larger customer or company which may decide not to continue using Xyratex to provide its products.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below.

Quarter	Revenues	Net Income (Loss)
	(unaudited) (U.S. dollars in thousands)
First Quarter 2009	$183,885	$(16,128)
Second Quarter 2009	194,739	(9,643)
Third Quarter 2009	246,294	7,807
Fourth Quarter 2009	242,973	1,550
First Quarter 2010	318,966	26,277
Second Quarter 2010	455,899	43,662
Third Quarter 2010	430,236	37,234
Fourth Quarter 2010	$396,782	$32,255

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

        We derive a significant proportion of our sales from the sale of disk drives as components of our storage systems and the market is highly competitive and subject to intense pricing pressures. Our sales related to disk drives generate lower gross margins than other components of our storage systems. As a result if we sell systems with greater disk drive content our overall gross margins may be negatively affected.

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

  •
  Commoditization of hardware. As the hardware we sell becomes more commoditized our overall margins are affected. Without significant differentiation, services and software, our margins will be impacted in the future.

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

  •
  companies providing capital equipment to disk drive manufacturers, including existing suppliers of products such as, Flexstar Technology Inc., Hitachi High-Technologies Corp., SpeedFam Clean System Co., Ltd. (a subsidiary of SpeedFam Co., Ltd.) and Teradyne, Inc.;

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

        In 2008 the global financial markets experienced significant turmoil which led to, among other things, a loss in consumer confidence, rising unemployment, reduced availability of credit, concerns over solvency of financial and other institutions and stock market volatility. As a result there was a recession in 2009 in many parts of the world including the U.S., Europe and certain countries in Asia which resulted in a decline in our revenues in 2009. There was economic stabilization and a recovery in the world economy and in the market for our products in 2010 and this contributed to an increase in our revenues. However, the economies in many parts of the world continue to be impacted by financial instability and the effects of the recession. If the recovery is not sustained our business could be negatively affected in a number of ways, including customers reducing or delaying orders, increased pricing pressures and reduced ability to forecast demand and manage inventory.

        The reduced availability of credit may also impact our business. For example, we may not be able to renew our credit facilities with HSBC and alternative sources of financing may be more difficult or impossible to obtain.

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

        We are dependent on single source suppliers and limited source suppliers for certain key components and subassemblies.

        Our manufacturing process depends on the availability and timely supply of components and subassemblies which meet our specifications and quality demands. Some of the components that we integrate into our own products are highly specialized and may only be available from a single source or a limited number of suppliers, particularly semi conductor suppliers. In addition, we depend on Flextronics International Ltd. as our sole source supplier for the provision of electronic printed circuit board assemblies (PCBAs). We are dependent on a number of other companies as sole source suppliers for certain subassemblies. Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Moreover, if any of our suppliers were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, our suppliers may go out of business, be impacted by natural disasters or may cease production of components, and it can take a substantial period of time to qualify a new supplier of components. Moreover, we obtain these components through purchase order arrangements and do not have long-term supply agreements in place with our suppliers.

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

        Our future growth may depend in part on our successfully identifying and executing acquisitions, joint ventures and strategic relationships.

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

  •
  the impact of a natural disaster affecting a large geographical region, for example, the ash cloud from the volcanic eruptions in Iceland in 2010, could affect either supply lines, our ability to produce products internally, deliver our products or our customers ability to pay or purchase new products; and

  •
  the world is experiencing sustained levels of unusual weather patterns in all geographies, which could deteriorate further in the future. As a global operation, we are affected by any adverse weather patterns that cause us to invest in extensive plant and machinery to protect our buildings and production operations across the globe or which adversely affect our ability to ship on time to customers, design product, receive material, or relocate out of a specific geography.

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

        We operate in the storage and networking technology markets. Our key management and technical staff are located in the United Kingdom, the United States, and in Malaysia. Particularly in the United Kingdom and California, there is strong competition for the highly qualified management and technical personnel with experience in our markets that we need to run our business and to develop new technologies and products. In California, in particular, the rate of turnover of key personnel in our markets is high. Our future success depends in part on our continued ability to hire and retain well-qualified technical personnel. We also rely heavily on our senior management and their ability to maintain relationships with our key customers. Many of our senior managers would be difficult to replace. In addition, we do not maintain key-person life insurance on any member of our senior management, with the exception of our Chief Executive Officer. The loss of any of our key management or technical personnel could significantly harm our financial condition.

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

        A large proportion of our SI revenues and a significant proportion of our NSS products are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government. These are currently in force until May 2012 for SI products and 2017 for NSS products. Our favorable tax treatment in Malaysia is dependent upon the success of meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

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

        We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to report annually on our evaluation of our internal controls over financial reporting. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2010, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management's time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

        There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with U.S. GAAP. Any changes in estimates, judgments and assumptions could have a material adverse effect on our business, financial position and results of operations.

        The consolidated financial statements included in the periodic reports we file with the Securities and Exchange Commission (SEC) are prepared in accordance with U.S. GAAP. The preparation of financial statements in accordance with U.S. GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including intangible assets), liabilities and related reserves, revenues, expenses and income. Estimates, judgments and assumptions are inherently subject to change in the future, and any such changes could result in corresponding changes to the amounts of assets, liabilities, revenues, expenses and income. Any such changes could have a material adverse effect on our financial position and results of operations.

        Changes in securities laws and regulations have increased and may continue to increase our costs.

        Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules promulgated by the SEC, have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. In particular, we are incurring additional administrative expense to comply with Section 404 of the Sarbanes-Oxley Act, which requires management and our Independent Registered Public Accounting Firm to report on our internal control over financial reporting.

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

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 31.6% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

ITEM 4:    INFORMATION ON THE COMPANY

Item 4A:    History and Development

  See INTRODUCTION

Item 4B:    Business Overview

Company Overview

        We are a leading provider of modular enterprise-class data storage subsystems and hard disk drive capital equipment. We operate in two business segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI).

        Our NSS products provide modular, highly scalable, high-speed, high-density, high-availability, reliable, and flexible data storage. Our hard disk drive (HDD) based storage subsystems support a range of high-speed communication technologies to meet demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs, including Solid State Drives (SSDs), to be created from a standard set of interlocking technology modules. Using data published by an independent research company on the number of petabytes shipped in 2009 and 2010, we estimate that we are responsible for between 16% and 18% of the annual worldwide external storage system storage capacity shipments through our original equipment manufacturer (OEM) customer base. This amounted to approximately 3,038 petabytes in 2010, an increase from 1,534 petabytes in 2009 and 1,169 petabytes in 2008. A petabyte is a unit of measurement equal to one million gigabytes (GBs) of information. This significant growth was further validated by IDC's Worldwide Disk Storage Systems 2009 Vendor Shares: Year in Review (Doc #225847, December 2010), which showed Xyratex as the world's largest OEM Supplier in 2009 by revenue for the second year in a row.

        Our SI product portfolio includes process, inspection and test equipment utilized in Disk Drive Assembly and Integration, Disk Drive Substrate and Media Manufacturing, and Disk Drive Head Fabrication. The company estimates that around 50% of the industry's hard drives are processed on Xyratex equipment. Based on the June 2010 bi-annual HDD capital equipment report from the independent market research firm Coughlin Associates, we estimate that our overall SI revenue represents approximately 11% of the HDD industry's capital equipment spending.

        We have over 25 years of experience in research and development relating to HDDs, storage systems, high-speed communication protocols and manufacturing process technology. This experience has enabled us to establish long-term strategic relationships with customers and related technology suppliers. We believe that we have developed a leadership position in the market with a consistent focus on innovation. We have delivered compelling market advantages to our customers through innovation in data storage system and test equipment products that complement our customers' core competencies and objectives such as an automated test process solution for the HDD industry and new storage system interface technologies for storage subsystems. Our customers have been able to leverage the cost/performance benefits of these technologies before many of their competitors. Our leadership position continues to be enhanced with innovation in all of our storage and application platforms. These innovations include integrated power and memory protection modules, greater datacenter level efficiencies through denser product design, high availability application controllers and software that provides a common interface for an appliance and management software design that can be leveraged across current and new products.

        Xyratex continues to be committed to protecting our planet and reducing our carbon footprint through responsible product development, active waste management, and encouragement of environmental stewardship throughout the organization. Xyratex products are designed for energy efficiency and new feature and function introduced in 2008 further reduces power consumption, deepening our commitment to the customer and to the environment. Xyratex has an ongoing research and development program focused on power supply efficiency in anticipation of the release of the EPA (United States Environmental Protection Agency)—based Energy Star storage system specification in 2011. Combined with Xyratex's innovative power management architecture, this will be a key requirement for our OEM customers.

        Our storage subsystem and process equipment products enable our customers to improve asset utilization, reduce capital costs, improve energy efficiencies, and better focus on their value-added objectives.

        Our patent portfolio continues to reflect our innovation with 421 filings worldwide. In addition, we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets. Our involvement with these organizations helps to provide insight to the emerging needs of the storage market. We have research and development, manufacturing, sales and customer support operations at our major locations in the United States, Asia and Europe. In addition, we have research and development activities located in India and Ukraine and we provide local support to major customer locations in Asia. We continually look for efficiencies and improvements in supply lines that can benefit our customers. For example, in 2007 we established NSS product manufacturing in Malaysia as our customers' demand in the Asia region increased. We also review our technology suppliers and sources to optimize operational and development costs.

        We sell our NSS products primarily to Original Equipment Manufacturers (OEMs), and our SI products primarily to HDD manufacturers or their component suppliers. We form long-term strategic relationships with our customers, which include such names as NetApp, Dell, IBM, Seagate Technology, Hitachi, and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

        We believe that we derive advantages from the technology and skill synergies and requirements across our NSS and SI business segments. Both segments require the integration of many types of high-speed HDD technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

        Worldwide storage demand continues to increase driving the HDD capacity growth from 346,800 petabytes in 2010 to an expected 1.84 million petabytes by 2014 (Source: Gartner: Market Statistics: Market Share and Forecast, Hard Disk Drives, Worldwide 2004-2014, March 2010). Our customers continue to view data storage as strategic to their business. This is largely driven by the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications (e.g. e-mail communications, databases) and vertical applications (e.g. medical imaging, multimedia, cloud computing and High Performance Computing or HPC), which have collectively fueled an increase in demand for data storage capacity.

        The adoption of virtualized technologies, the replication of information to improve recoverability, availability, data retention mandates, as well as the significant growth in the creation and archiving of unstructured data (fixed content) in both traditional business and emerging internet—based businesses changes the scope and the type of storage systems that need to be deployed to customers. This growing diversification of markets and customers, coupled with the volatility in the market, creates both challenges and opportunities for Xyratex. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to recent IDC data, shipments of enterprise storage in terms of petabytes are expected to increase at a compound annual growth rate (CAGR) of 50.3% through 2014; reaching over 79,700 petabytes in 2014 (Worldwide Enterprise Storage Systems 2010 -2014 Forecast Update, IDC, Document #226223, December 2010). The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating HDDs, driving an increase in both HDD unit volumes and average storage capacities. NAND Flash based drives called SSDs are also now shipping in Xyratex and competitive storage systems. While we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, SSDs are now providing a higher performance tier of storage, Tier-0, that is enhancing the performance of our storage systems. Given the capacity limitations on SSDs the impact is minimal to the overall forecast, expected to contribute approximately 1,667 petabytes, or 2% of enterprise storage, in 2014 (Worldwide Solid State Drive 2010 - 2014 Forecast Update, IDC, Document #226346, December 2010).

        In addition to the growth in data volume, the market for data storage products and services is also affected by the variety in data sources and purposes within the enterprise and consumer markets. Businesses face the challenge of managing the accessibility, prioritization, and protection of data in a cost-efficient manner. We believe that the realization that not all data is of equal value is driving a proliferation of disk drive storage and networking technologies developed to address different data management requirements. We also believe that businesses are now increasingly focusing on the issues surrounding increasing power consumption and thermal management to maintain compliance with emerging environmental legislation and to reduce energy costs. Because of the increased storage requirement and proliferation of storage technologies, we believe that there is a growing opportunity for outsourced product and service offerings within the data storage and Information Technology (IT) marketplace. The IT marketplace is comprised of hardware, software and services and combined grew 6.4% in 2010, having contracted by 4.9% in 2009. It is expected to grow 5.7% for a total market value of $1.6 trillion in 2011 (Source: IDC Predictions for 2011: Welcome to the New Mainstream, IDC, Document #225878, December 2010). External storage will play a significant role and is expected to post a 6.9% CAGR through 2014 (Worldwide Enterprise Storage Systems 2010 -2014 Forecast Update, IDC, Document #226223, December 2010.)

  NSS Industry Overview

        There are a number of dynamics that affect the market for the NSS division's storage subsystem products, some of which, we believe, are as follows:

  •
  OEM outsourcing of storage products and changes in partners typically takes place at the time of technology transitions.

  •
  Continued growth of networked storage (both Networked Attached Storage or NAS and Storage Area Networks or SAN) rather than direct attached storage.

  •
  High performance storage solutions are key to addressing markets such as video, rich media, HPC and cloud computing.

  •
  Shift in storage locale from on-site internal systems to remote cloud-based storage.

  •
  The need for Reliability, Availability and Serviceability (RAS).

  •
  High capacity/low cost disk storage as a growing segment of the market.

  •
  Compliance and regulatory policies continue to drive increased need for storage.

  •
  Power efficiencies needed to support global environmental initiatives and pressures.

  •
  Convergence of storage systems and traditional servers into an integrated application platform.

        OEM outsourcing of storage products typically takes place at the time of technology transitions:    Technology transitions provide opportunities to introduce new products such as the transition of Fibre Channel (FC) based storage systems to SAS (Serial Attached SCSI) which is well established in internal disk drive interfaces of servers. We believe that we were first to market with 4 Gb/s (Gigabits per second) technology and analysts confirmed that we were the first to announce 8 Gb/s FC technology leadership. Our strategy is to provide new capabilities to our OEM customers on a timely basis such that they can either add their own value through other advanced functionality or package solutions to the various market segments. In 2009, drive vendors introduced their final generation of FC-based 3.5" form factor performance drives. All storage system vendors have now transitioned or are planning transitions to SAS-based technology. While FC and Internet Protocol (IP)-based networks will continue to dominate the switched storage network architectures, we believe that SAS will become the dominant JBOD storage attachment protocol due to its lower cost and high performance. Xyratex is shipping production volumes of its 3Gb/s and 6Gb/s SAS JBOD controllers to OEM customers. We expect this transition to continue into the higher price band products as well as new growth markets, providing additional opportunity for enterprise class subsystems and solutions. In 2010 we started to see the emergence of Infiniband and 10Gb Ethernet as mainstream protocols, potentially signaling a new interface technology inflexion point for data center network consolidation.

        Continued growth of networked storage (both NAS and SAN) rather than direct attached storage:    Over the last few years we have seen the gradual transition from direct attached storage (typically using SAS or SATA as its interface) to networked storage, typically employing either FC or Gigabit Ethernet. We address these markets through our OEM customers who provide both NAS and SAN storage solutions with a wide range of products. For those customers requiring direct attach connectivity, Xyratex provides SAS solutions. Other trends, such as server and storage virtualization are driving the increase in shared storage and the mixing of heterogeneous storage to support divergent storage performance requirements. We expect that the trend toward this type of enterprise consolidation through virtualization is going to continue and to allow lower specification (and therefore cost) storage systems to be utilized more readily.

        High performance storage solutions are key to addressing markets such as video, rich media, HPC and cloud computing:    We believe that the creation and distribution of entertainment content is the largest driver in the growth of digital storage. Acquiring, editing, archiving and distributing digital content together with increasing distribution over the internet and digital cinema technology deployment all require large amounts of storage. 3D technology requires even greater data storage performance and capacity in the post production process. High Definition digital camera technology continues to replace film in movie production and high definition television channels increase both the performance and capacity demanded of data storage systems. The HPC market consists of large research organizations, educational institutions and commercial research applications.

        To address this need, Xyratex acquired ClusterStor and its Lustre development team in 2010. This enables Xyratex's OEM partners to leverage Lustre in their next generation of HPC technologies. Lustre is recognized as the leading high performance clustered file system in HPC, and we believe it has over 60% share of the major supercomputing sites.

        We believe that cloud computing will generate increased demand for high performance data storage subsystems as new public and private cloud infrastructures come on line. Public clouds are becoming increasingly popular for hosted applications (e.g. SalesForce™) and enterprise storage repositories (e.g. Dropbox™). Consumer based storage utility applications, such as remote backup (e.g. Mozy™), are also generating new demands for data storage subsystems.

        Shift in storage locale from on-site internal systems to remote cloud-based storage:    We believe that the increasing adoption of cloud storage could dramatically influence the storage system market. Aggregating storage in private or public clouds provides distinct advantages to customers in all industries and stages of maturity—startups can lower their initial investment in IT by utilizing the "pay per use" model of cloud storage, and corporations with complex regulatory requirements for storage archiving can outsource this storage to a specialty storage provider to ensure compliance. These emerging cloud storage providers have a diverse range of storage requirements which could provide large opportunities for existing OEM customers and potentially a new market opportunity for Xyratex and other low-cost bulk storage providers. The cloud/content depot market segment represents the fastest growing consumption category as defined by IDC in both capacity and revenue posting CAGRs of 76% and 33.2% respectively through 2014. Revenue in this segment is expected to be $9.2 billion while capacity shipments are expected to be in excess of 38,800 petabytes (Worldwide Enterprise Storage Systems 2010 - 2014 Forecast Update, IDC, Document #226223 December, 2010). As this trend continues to gather pace, we anticipate the needs of this market to bear close resemblance to the needs of the enterprise in terms of quality, performance and availability, enabling our OEM customers to increase their market footprint through Xyratex products.

        The need for Reliability, Availability and Serviceability (RAS):    The business critical nature of data storage is driving the need for increased RAS. Customers are demanding high quality storage subsystems that provide continued access even in the event of component failure(s). Xyratex has designed products with no single point of failure in order to meet the availability requirements of our customers. We also provide software that assists our OEMs in providing the necessary notification, management and serviceability software diagnostic and logging capability to enable their remote diagnostics to effectively troubleshoot system status.

        High capacity/low cost disk storage as a growing segment of the market:    We believe that data retention, management of fixed content and disk-to-disk backup (and disk-to-disk-to-tape) are leading the way for the growth in capacity-oriented disk drives. From a capacity perspective these high capacity-low cost systems are projected to grow almost three times as fast as the performance oriented systems (SAS/FC). This was evidenced by IDC's 2010 update report which stated that the revenue for storage systems containing capacity optimized disk drive technology is expected to grow from $10.3 billion in 2010 to $21.9 billion in 2014, representing a CAGR of 21.6% (Worldwide Enterprise Storage Systems 2010 - 2014 Forecast Update, IDC, Document #226223, December, 2010). The same report also stated that the compound growth in petabyte shipments for this segment is expected to be 63.4% over this period. We believe that this significant growth is driven by emerging storage intensive markets such as rich media archives, healthcare and vaulting and is addressed through ultra-high disk density storage solutions.

        Compliance and regulatory policies continue to drive increased need for storage:    We believe that regulatory compliance is a growing concern for most industries on a global basis and is driving a significant volume of data which must be stored over an extended period of time. We are particularly seeing this trend in vertical markets such as health care and government where industry specific regulations are defining data management requirements for availability and retention.

        Power efficiencies needed to support global environmental initiatives and pressures:    Another key driver that we believe has grown in importance over the past few years is the provision of power efficient or 'Green' solutions. Xyratex has invested and continues to invest in improvements in both the basic hardware capabilities and advanced enclosure management technology to minimize power consumption (reduced cost of ownership) and also designs products to minimize ecological impact throughout a product's lifecycle as well as eliminating system components with detrimental environmental impacts. We believe that data protection, distributed environments, and disk-based backup will drive networked storage growth and that "green credentials" will be an increasingly important decision point for many customers in the future. Xyratex is also involved in multi-organization projects investigating the improvement of data center design and management from an energy consumption standpoint.

        Convergence of storage systems and traditional servers into an integrated application platform:    OEM customers increase reliability and reduce costs by combining external storage systems and traditional server platforms into an integrated system capable of hosting storage applications. Integrated application and storage servers remove the requirement for expensive Host Bus Adapters (HBAs), switches and cables used in connecting more traditional server platforms with external storage that deliver improved reliability and cost efficiencies. Xyratex has developed two types of application platforms to address this trend. Our products combine extended Storage System Infrastructure (SSI) or Storage Bridge Bay (SBB) form factor motherboards integrated with a storage enclosure to fulfill many different storage application requirements. These products allow OEMs to deliver customizable solutions that address the requirements of the healthcare, video, IP storage, data de-duplication, HPC and cloud storage markets with highly reliable and proven storage capacity.

  SI Industry Overview

        We provide process, inspection and test equipment to the HDD industry targeting three primary market segments: Disk Drive Assembly and Integration, Disk Drive Substrate and Media Manufacturing, and Disk Drive Head Fabrication. As digital content continues to grow at a rapid pace, the HDD industry will require innovations such as Shingled Writing, Heat Assisted Magnetic Recording (HAMR), Dual Stage Actuators (DSA) and Bit Patterned Media (BPM) to enable the continuing growth of areal density while continuing to increase production capacity to satisfy the capacity demand. Technology transitions such as these will require significant capital investments by the industry. Overall, SI revenue is closely linked to the HDD industry capital equipment expenditures, which are correlated to the HDD industry revenue.

        The HDD industry includes vertically integrated HDD suppliers, as well as independent suppliers of magnetic heads, substrates, and media (disks). HDD industry capital equipment expenditures were estimated to be $3.01 billion in 2010 growing to $6.77 billion in 2015 (Coughlin Associates, 2010-2015 Hard Disk Drive Capital Equipment Market & Technology Report, June 2010).

        HDD suppliers' 2010 revenues are estimated at $33.4 billion and are forecasted to grow at a 7.6% CAGR to $44.7 billion in 2014. The number of HDD units sold in 2010 is estimated at 654 million, an increase of 17.3% from the year before as demand recovered from the less than typical HDD growth in 2009 of only 3.3% which was a consequence of the global economic downturn. The number of HDD units sold is forecast to increase at a 9.0% CAGR to 921 million in 2014 (IDC Worldwide Hard Disk Drive 2010-2014 Forecast Update, IDC, Document #226082, December 2010).

        Various applications are driving this HDD growth (the source for the five paragraphs below is the IDC Worldwide Hard Disk Drive 2010-2014 Forecast Update, IDC, Document #226082, December 2010):

        HDDs for Mobile Computing:    The mobile computing market, primarily using the 2.5" disk, is expected to grow as the price and performance of laptops continue to improve at a time when user's mobility continues to increase. In 2010, the number of HDDs sold for portable computer applications grew 18.9% to 238 million and is forecast to grow at a 12.8% CAGR to 385 million in 2014.

        HDDs for Consumer Electronics:    Digital Video Recorders (DVRs), Personal Video Recorders (PVRs) and gaming consoles remained the consumer electronics HDD growth drivers in 2010. There was an estimated 22.1% increase from 2009 to 81 million units. Overall, the growth of consumer electronics HDDs is low throughout the forecast period and is expected to increase at only a 1.5% CAGR to 86 million in 2014.

        HDDs for Enterprise Storage:    In 2010, the number of HDDs shipped for enterprise applications increased by an estimated 23.5% from 2009 to an estimated 50 million. For the future, demand for HDDs for enterprise storage is forecast to grow by 4.2% per year, to 59 million units in 2014.

        HDDs for Desktop Computing:    As a currently declining market segment, desktops continued to be surpassed by mobile applications in 2010 with only an estimated 216 million desktop HDDs sold. However, because of the shift to mobile computing, only 201 million units are forecast for 2014, corresponding to a 1.7% year upon year reduction.

        HDDs for Personal Storage:    The market for personal storage is the fastest growing market, with an expected 28.7% CAGR through 2014, at which point it is expected to reach 189 million units. The market continues to grow as consumers seek solutions for their increasing capacity needs as well as back-up requirements.

        HDD unit volumes as well as the industry's transition to higher capacity HDDs directly affect our sales of HDD process and test equipment and servo track writers. Specifically, the transition to higher capacity HDDs increases demand for our HDD test equipment because these drives require longer process test and characterization times which results in an increase in the number of servo-fill, serial input-output and interface test cells. Disk storage capacity for any given HDD form factor, and the corresponding disk areal density (i.e., storage capacity per square inch on the recording surface of a disk), has been constantly increasing over the years. We estimate the average HDD capacity to be 468 GB in 2010 with forecast growth to 1.74TB in 2015 (SDAS: HDD information service CQ4 Quarterly update and Long Term Forecast, TrendFocus, February 2011). Overall, the market for production test equipment is expected to grow at a 11% CAGR, from $782 million in 2010 to $1,296 million in 2015 (Coughlin Associates, 2010-2015 Hard Disk Drive Capital Equipment Market & Technology Report, June 2010).

        HDD components unit volumes are impacted by industry demand for HDD units as well as the number of components per drive. IDC writes in its report (Worldwide Hard Disk Drive 2010-2014 Forecast Update, IDC Document #226082, December 2010), "Areal density growth is slowing, meaning HDD capacity points will elongate, resulting in slightly higher component usage per drive for key HDD components, and also potentially an increasing number of new, very incrementally higher-capacity HDDs." Based on this, and our current understanding of future technology transitions, we believe the industry is heading into a period of slower areal density growth. It therefore seems likely that HDD manufacturers will need to increase the components per drive in order to continue to provide higher capacity drives and keep pace with digital content growth. For this reason, we have chosen to invest in the media and head technology segments both organically and through the acquisition of companies with technologies specific to these two segments. Optical inspection equipment, precision cleaning equipment, head test equipment and automation are also closely linked to technology changes in head fabrication, substrate manufacturing and media manufacturing. We believe that this increase in bits per square inch also increases the sensitivity of the magnetic media process to contamination, as smaller defects are capable of affecting the magnetic performance of the disk and that this should result in increased investment cycles in optical inspection, precision cleaning equipment and related automation.

Company Products

  NSS Products

        We design, develop and manufacture modular, highly scalable, high-speed, high-density, high-availability, reliable and flexible data storage solutions. Our storage subsystems comprise modules, such as our storage controllers and disk drive enclosures, and support a range of high-speed communication technologies and cost and performance specifications.

        Our products are generally aimed at the mid-range and enterprise markets where the need for reliability, availability and serviceability is important to the viability of the overall solution. Our OEMs add software applications that provide needed functionality for departmental and enterprise wide users. In most cases these applications are mission critical and require high quality data storage solutions. These solutions are available as data storage subsystems and application platforms.

        Data Storage Subsystems (OneStorTM) are enclosures that house anywhere from 12 to 48 enterprise disk drives. Redundancy is built into the enclosure to ensure maximum availability. These enclosures are typically referred to as JBOD (Just a Bunch of Disks) subsystems. We further refine the JBOD designation as SBOD (Switched Bunch of Disks) and EBOD (Expandable Bunch of Disks) subsystems. The SBOD subsystems combine the performance and scalability of FC connectivity with the increased resiliency of a switch-based architecture. The EBOD subsystems combine the performance and scalability of SAS connectivity with the increased flexibility to support high performance enterprise SAS drives and high capacity low cost SAS or SATA drives in the same system.

        Application Platforms incorporate industry standard server functionality with data storage enclosures. These platforms enable an OEM's application to be run in the system without the need for an external server. RAS is available at differing levels depending on the specific availability requirements of the OEM's application.

        Our technology and design capabilities are matched by our global manufacturing and configuration services to deliver a customer package unique to the industry. Our focus areas include strategic alliances and partnerships that provide industry technology leadership through organizations such as the Storage Bridge Bay (SBB) working group, the SCSI Trade Association (STA), the Storage Network Industry Association (SNIA) and the International Disk Drive Equipment and Materials Association (IDEMA). Through our acquisition of ClusterStor in 2010, Xyratex has become an active participant in the Lustre community. We are participating in a number of community forums including, the High Performance Cluster File System (HPCFS) and Open Scalable File Systems (Open SFS). We operate close partnerships with key suppliers of both technology and manufacturing services. To expand our available markets and increase interoperability, we embrace international industry standards, including the American National Standards Institute (ANSI) and industry collaborative standards, driving specifications such as SBB working alongside other leaders of the storage industry including Dell, EMC, IBM, LSI and NetApp.

        Our customer partnerships often include the manufacture and supply of customer developed product elements as well as customization of generic platforms, providing a cohesive bond between ourselves and the customer more than that experienced with standard product sales.

        Excellent hardware and software design enables us to provide highly modular, energy efficient products both as generic designs and OEM specific derivatives. Our products provide the high speed digital interfaces to HDDs and SSDs using FC, SAS, and SATA technologies. These interfaces are provided with redundancy and enhanced diagnostic capabilities ensuring system availability even during maintenance. Disk drives must be provided with an essentially benign physical environment with effective cooling and mechanical structure to ensure that reliability is not compromised. Improvements in the design and materials ensure maximum efficiency and device management as well as end of life recyclability, all of which combine to provide a more ecologically friendly and power efficient product.

        The OneStorTM family of products complies with the latest industry standard SBB Version 2 specif ication and incorporates dynamic cooling, high efficiency power, and modularity, allowing us and our OEM customers to create a wide range of storage solutions with maximum re-use of design and components. This product range, our fourth generation of OEM subsystems, is our most modular and flexible product to date. It provides fail safe/redundant power, interconnects, cooling and serviceability. In 2010 we upgraded the storage device interface of our three production released OneStor configurations to 6 Gb/s SAS, further showing the extensibility of the OneStor platform architecture. Current products, including OneStor and our legacy 3U (Unit of measure for rackmount equipment) and 4U platforms, support 12, 14, 16, 24, and 48 disk drive configurations. These systems offer our customers the flexibility of utilizing 3.5" drives for capacity or 2.5" drives for improved IOPS (input/output operations per second) performance. Additionally we have in development a higher capacity enclosure which will lead the industry with over 16 Large Form Factor drive slots per Unit height. This enclosure will position Xyratex as a leader in this critical segment and provide our OEM customers with an unmatched density advantage over their competitors, critical in markets such as cloud storage and storage for HPC.

        Application Platforms integrate server motherboard technology with 12 or 24 large or small form factor drive slots to create a storage system with higher performance and lower cost than a server with external JBOD storage. As the system provider we supply the necessary device drivers, BIOS, and server and enclosure management software modules to enable our customer's storage application software. We have significantly increased our software expertise in these critical areas during 2010 and now offer an integrated storage/server management suite which incorporates advanced server management with our GEM (Genesis enclosure management) software. This Unified System Management (USM) software allows our customers to easily migrate from one application platform (SSI or SBB) to the other with a consistent feature set. These storage application platforms are our fastest growing product segment. To better serve our customer requirements we now control the architecture, implementation, and software features of these Intel-based architecture motherboards. Various network connections can be integrated into the storage enclosures, making them excellent platforms to address the requirements of the healthcare, video, IP storage, data de-duplication and cloud storage markets.

        Our systems are internally managed by a range of firmware modules and features. These firmware modules can monitor the performance of the subsystem, create high-availability environments, communicate independently with remote service and support organizations, and integrate seamlessly with our customers' controlling software and management technology through industry standard interfaces. Increasingly we can provide this firmware both integrated within the product or independently to tightly integrate with OEM customers' own hardware and software.

        We also provide RAID technology to protect users from failure of disk drives, ensuring they have 24×7 access to data. Our RAID technology provides cost effective solutions with high performance and a range of features including RAID 6 (the ability to deliver data even with two concurrent disk drive faults). A cornerstone of our differentiated manufacturing process is our Integrated Storage Test Process (ISTP) and overall knowledge and HDD expertise. Within our ISTP process, Xyratex incorporates a Combined Environmental Reliability Test (CERT), which has been developed leveraging our SI division's test knowledge and has continually evolved to integrate the latest available HDD and SSD technology. The process is undertaken on all our storage system products and provides a simulation of how the storage system and its HDDs will perform over an extended period of time. This ISTP process, which includes unit test, functional test and CERT, has been shown to dramatically reduce early life failure rates and potential field returns for our OEM customers. An example of this is demonstrated in the annual Storage Magazine quality rankings where two of our customers again won "Best in Class".

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

  SI Products

        We are a global leading provider of process, test and inspection equipment to the HDD industry and related components. Over the past few years, we have provided production equipment to leading disk drive manufacturers and their component suppliers, including Western Digital, Seagate Technology, and Hitachi GST. Our SI products include the following:

  Disk Drive Assembly and Integration

        Disk Drive Production Test and Qualification Technologies.    We design and manufacture large and fully automated process test systems that incorporate mechanical and electronic hardware and firmware for controlling the HDD operating environment during the formatting of the disk drive. Our Optimus product provides solutions for 2.5" hard drives, while our XCalibre product provides solutions for both 2.5" and 3.5" hard drives. This test process isolates any magnetic defects within each disk drive during an extensive period of testing that can exceed 100 hours for current generation high capacity HDDs. Our drive processing systems can be configured to meet the specific requirements of individual customers and are capable of processing a full range of HDD protocols (high-speed FC, low-cost SATA, ATA, SAS and USB) and form factors. These drive processing systems can be configured to perform the following processes: drive formatting and qualification, interface electronics verification, and complete servo pattern writing outside a cleanroom environment. With over 3 million test slots installed worldwide, the Xyratex Drive Processing Systems (DPS) for 2.5" and 3.5" form factor drives enhance overall test quality and factory yields for HDD manufacturers. While the SI division makes equipment to test large numbers of HDDs individually, the NSS division tests them both individually and as parts of storage systems. This unique in-house feedback on HDD testing issues and trends allows the SI division to understand customer needs and adapt its products accordingly.

  Disk Drive Substrate and Media Manufacturing

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

        Cleaning and Contamination Control Technologies.    Our range of precision media cleaning systems, including our Phoenix product, represents the latest in cleaning technology and performance for the HDD industry. These systems can be customized to various media process requirements by integrating specific IP blocks developed by Xyratex. Our systems achieve very high throughputs (up to 2,000 dph, or disks per hour) while meeting demanding contamination specifications.

        Optical Inspection Technologies.    Our line of substrate inspection systems, including our Titan product, represents a unique modular design that combines high sensitivity, integrated, sophisticated defect classification algorithms and defect detection optics with proven high speed automation. These systems can be configured to meet a wide range of process applications by optimizing automation and optical tester selections to meet throughput and sensitivity requirements for critical defect detection making them ideal for high volume production environment.

  Disk Drive Head Fabrication

        Head Tester.    Our Head Test Systems can be used in all areas of the HDD industry from research to high volume component testing. The systems can be configured for the appropriate environment with a common software and measurement base.

        Head Automation Technologies.    As a result of our recent acquisition of the assets and development teams of Optical Systems Corporation (OSC), we are now able to offer HDD recording head slider and head gimbal assembly automation and metrology equipment.

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

Sales, Marketing, and Distribution

        We market and sell our products primarily to leading OEMs and disk drive manufacturers, and also to a small number of other companies. We believe that we have a strong sales and marketing model that allows us to develop strategic relationships based on our technical expertise. As part of our sales and marketing activities, we attend industry trade shows and participate in industry associations and customer-sponsored events. As of November 30, 2010, we had 270 employees involved in sales, marketing and customer support activities.

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

	Year Ended November 30,
	2010	2009	2008
North America	54.7%	57.6%	63.6%
Asia	23.8%	20.8%	20.0%
Europe	21.5%	21.6%	16.4%

Customers

        Our business is based on long-term strategic relationships with our customers. We have been successful in cultivating these relationships and have historically experienced a stable customer base. Our major customers are the OEMs who supply storage systems and networking products to the eventual end-user, and large corporations who supply HDDs to those OEMs.

        We have approximately 100 customers, of which the top customers by revenue are NetApp Inc., Dell Inc., IBM Corp., Seagate Technology PLC, Western Digital Corporation and EMC. In our 2010 fiscal year, sales to these customers accounted for 91% of our revenues. During our 2009 fiscal year, our top six customers accounted for 87% of our revenues. The loss of any of our top customers could significantly harm our financial condition.

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

        We believe that our SI division competes with companies providing certain types of equipment to the HDD industry. Examples of these companies are SpeedFam Clean System Co. Ltd. (a subsidiary of SpeedFam Co. Ltd.), Hitachi High-Technologies Corp. and Teradyne, Inc.. We also believe that we face competition from internal development efforts of existing and potential customers, in collaboration with their EMS partners.

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

ISO 9001 Quality Management System Registrations

        Xyratex Technology Limited has been registered to ISO-9001 since we were founded following the MBO from IBM in December 1994. Our Sacramento and Seremban locations gained registration in 2001 and 1999 respectively. Since then all three locations have maintained continuous registration to this quality standard and are all currently registered to ISO 9001:2008.

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

        We have made significant investments in research and development throughout our history with aggregate expenditures of $250 million during the last three fiscal years. We have consistently maintained over 25% of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

        We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2010, we have engaged in 49 research and development projects related to our NSS business and 25 projects related to our SI business. Approximately 13 of these projects are focused on developing new technologies or applications, and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        We have been able to significantly increase our investment in research and development projects in 2010 to enable us to take advantage of the opportunities we see to achieve growth in the longer term. These have been supported by three small acquisitions and associated product development teams. For example, in the NSS division we are investing in Lustre file system software used in HPC applications. In the SI division we are developing new products addressing the requirements of Head and Media Substrate manufacturing. Although we had reduced expenditure in 2009 we were able to maintain our core investments, such as the continued development of next generation interface protocol technologies, power supply solutions and controller designs, as well as future high-density enclosures in the NSS division and expenditure targeted at the disk drive components: substrate, media and heads in the SI division. A substantial portion of our projected revenues in our 2011 fiscal year will be a result of development programs undertaken in 2009 and 2010.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2010, we had 126 U.S. patents granted, 69 U.S. patents pending, 74 non-U.S. patents granted and 152 non-U.S. patents pending.

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

        In October 2010, Data Network Storage filed a complaint against Xyratex Ltd, Xyratex Holdings Inc., Xyratex International Inc. and Xyratex (Malaysia) Sdn Bhd, alleging that certain products infringe its patents. We are investigating this complaint, but we believe that the possibility of losing this case is remote.

        We are not currently a party to any other litigation or arbitration proceedings, nor are we aware of any threatened or potential legal proceedings, which could significantly harm our financial condition.

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

Item 4D:    Properties

        Our corporate offices and the center for our European research and development and production operations are located at leased premises in Havant, United Kingdom. Our U.S. research and development operations occupy leased facilities in Fremont and Valencia, California and Heathrow, Florida. We maintain production operations in Sacramento and Fremont, California. In Asia, we own production and research and development operations in Seremban, Malaysia and Singapore. We also lease office space in Penang, Malaysia, Singapore, China, Thailand, and Tokyo, Japan, for sales and customer support. The following table lists significant space occupied by us as at November 30, 2010:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
U.K.	Havant	89,000	33,000	122,000
U.S.	Sacramento, California	29,000	120,000	149,000
	Fremont, California	19,400	66,700	86,100
	Heathrow, Florida	21,000	—	21,000
	Valencia, California	14,300	—	14,300
	Other U.S.	2,200	—	2,200
Asia	Seremban, Malaysia	55,000	115,000	170,000
	Singapore	18,000	—	18,000
	Other Asia	13,000	—	13,000

Total		260,900	334,700	595,600

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

        Our NSS products are primarily hard disk drive (HDD) based storage subsystems, which we provide to OEMs and our SI products consist of disk drive manufacturing process equipment, which we sell directly to manufacturers of disk drives and disk drive components. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2010 fiscal year, sales to our top six customers, NetApp, Dell, Seagate Technology, IBM, Western Digital and EMC accounted for 91% of our revenues with sales to NetApp, Dell, Seagate and IBM accounting for 41%, 14%, 13% and 11% of our revenues respectively. These were also our top six customers in our 2009 fiscal year and accounted for 87% of our revenues with sales to NetApp and Dell accounting for 48% and 15% of our revenues respectively. We had 35 customers which individually contributed more than $0.5 million to revenues in our 2010 fiscal year and 33 in our 2009 fiscal year.

        As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2010

  •
  Our revenues grew by 85% in 2010 due to increased demand from all of our major customers. This reflects the continued underlying increase in demand for disk storage together with an improvement in the general economic environment. Revenues from sales of our NSS products rose by 65% in the year continuing the recovery which had commenced in the second half of 2009. Revenues from sales of our SI products increased 224% with demand from our major SI customers, Seagate Technology and Western Digital, increasing significantly from the very low levels in the previous year when they had scaled back production, and therefore capital expenditure, in response to a fall in demand for HDDs.

    We believe 2010 demand in both divisions includes a certain amount of 'catch-up' following low capital expenditure in 2009. While this had only a small impact on NSS revenues, we estimate that 2010 SI revenues included $70 million related to this factor. In addition in the early part of 2011 we have seen a significant slow down in demand for our SI products reflecting a number of changes in the underlying market for disk drives. We expect this to result in a very low level of revenues in the first half of our 2011 fiscal year and also means we have limited visibility of revenues in the second half of the year.

  •
  Gross margins increased from 14.4% to 17.5% due primarily to the increase in SI revenues. This resulted in a 1.3% increase in margins due to the higher proportion of SI revenues and a similar impact from fixed overheads relative to the higher volumes.

  •
  Our expenditure on research and development increased by 30.5% and selling, general and administrative expenses increased by 6.3%. These increases were primarily related to an increase in employee headcount of 37% for research and development and 28% for selling, general and administrative. We had reduced expenditure in 2009 through a cost reduction program in response to the economic downturn. We increased expenditure in 2010 to meet the significant rise in revenues and to maintain our technology leadership positions. We also decided to invest more in research and development to take advantage of the opportunities we see over the longer term. 2009 administrative expenses included $4.1m of exceptional legal costs. Excluding this expense, the rise in selling, general and administrative expenses would have been approximately 14%.

  •
  We recorded a benefit for income taxes in our 2010 fiscal year of $16.0 million primarily due to the reversal of the deferred tax valuation allowance against U.K. deferred tax assets of $14.9 million. The valuation allowance had been established in our 2008 fiscal year when the impact of the global economic environment on our actual and forecast results at that time when combined with our legal and tax structure resulted in the judgment of management that a 100% valuation allowance was required. The profitability of Xyratex in 2010 and our expectations for the business against the background of a much improved data storage market have led us to conclude the U.K. deferred tax assets meet the more likely than not threshold for recognition at the end of our 2010 fiscal year. Although we don't expect our tax payments to increase in 2011, the reversal of this valuation allowance is likely to result in an increased income tax expense.

  •
  Our net income of $139.4 million for the 2010 fiscal year compared to a $16.4 million net loss for 2009 arose primarily as a result of the very significant increase in revenues. The approximately $154 million increase in gross margin, primarily resulting from the higher revenues, was mitigated by an approximate $19 million increase in operating expenses.

  •
  Our cash balance increased by approximately $39 million during our 2010 fiscal year primarily as a result of the net income during the year. Working capital increased by approximately $96 million or 82%, primarily as a result of the higher revenues. Our cash balance had increased by $24 million in our 2009 fiscal year, primarily as a result of a decrease in inventory.

Revenues

        Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our NSS revenues are primarily dependent on the worldwide storage systems market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our SI revenues are primarily derived from the sale of three product lines: disk drive production test and qualification systems, media write systems, and automation and factory control technology. Our SI revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

        In our 2009 fiscal year, our NSS and SI revenues were impacted by the effects of upheaval in the financial markets on the macro-economic environment. This impact was particularly severe for the SI business as the disk drive manufacturers scaled back their production capacity in response to lower demand, particularly for personal computers. We saw customer demand increase in the second half of 2009 as underlying market conditions improved both for enterprise and consumer storage and that trend continued into the first half of 2010, with a particularly significant increase in revenues for SI products. We believe that for SI products, 2010 revenues partly reflected the impact of a lower than expected level of capital expenditure by the disk drive manufacturers in 2009 relative to underlying demand for HDDs. We have estimated that this increased 2010 revenues by approximately $70 million. We have seen a reduction in the level of demand for our products in the early part of 2011 which we believe reflects short term changes in the underlying market for disk drives such as a reduction in demand for laptop drives as well as customer specific factors. For these reasons, although the market environment could be subject to further short term variation in a positive direction, we believe SI revenues may fall significantly in our 2011 fiscal year.

        Over at least the past five years we have seen underlying growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address and an increased market share of our customers. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply from an alternative supplier. This proportion is set at a maximum of 25% for our 2010 and 2011 fiscal years, increasing to 50% in our 2012 fiscal year. The impact of this was more limited in 2010 because a new product was not subject to this sourcing model in its first year. Our 2009 revenues benefitted from the contribution of two significant new customers. In 2011 we expect our revenues to be impacted by a number of further customer specific developments: the anticipated product in-sourcing of a material customer at their next product refresh; the anticipated increase in demand following the recent acquisitions of two of our existing customers; and the anticipated increased demand from a significant new product recently launched by one of our major customers. We are not able to easily assess the effect on the trends in our total revenues of these offsetting factors. Over the longer term our revenues with our major customers will significantly depend on our ability to develop and manufacture products which compete well with those provided by contract manufacturers and these customers' own development efforts.

        Our SI revenues are also impacted by customer specific factors. Our revenues declined in 2009 partly as a result of a new competitor supplying production test and qualification systems. During 2010 we commenced shipments to two new customers in the SI segment which have the potential to improve the revenue trend in the SI segment.

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

Operating expenses and cost reduction exercise

        We undertook a cost reduction exercise in the first half of 2009, in response to the changed economic environment in the final quarter of 2008. This exercise, which was completed in 2009, included a 13% reduction in our worldwide employee headcount, including an 18% reduction in our combined U.S. and U.K. employee headcount. The cost reduction activities resulted in restructuring costs of approximately $6 million. Expenses have increased significantly in 2010 to support a significant increase in customer demand. This increase includes reinstating staff benefits such as the annual profit related bonus as well as a 31% increase in our worldwide employee headcount including a 17% increase in our combined U.S. and U.K. headcount.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $65 million in our 2010 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar. We manage our exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We hedge the majority of our exposure to this exchange rate movement for approximately one year ahead and we have been particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar declined by 20% from 2008 to 2009 and due to our hedging strategy resulted in a reduction in expenses of approximately $12 million between 2009 and 2010. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2009 to 2010 and therefore 2011 expenses are not expected to vary significantly as a result of changes in exchange rates.

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

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2010 fiscal year our research and development expenses related to over 70 separate projects covering improving existing products, meeting customer specific requirements and entering new markets, such as development of a product to address the High Performance Computing Market and our recently launched substrate optical inspection system.

        As of November 2010, 26% of our employees were engaged in our research and development activities. Over recent fiscal years research and development expenses have changed approximately in line with changes in revenue. Although we reduced expenditure in 2009 as part of the cost reduction exercise, we continued to develop our technology base to support our customers and be able to take advantage of the market improvements that we are now experiencing. We are committed to developing products based on advanced technologies and designs to support the opportunities for growth in both of our segments and increased our expenditure in 2010 to support our customers' growing demand and to further expand these opportunities.

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

Equity

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

Provision for Income Taxes

        We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations relating to SI and NSS products benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to SI products was granted in 2006 and ends in April 2012. The beneficial tax status relating to NSS products was granted in February 2009 and ends in 2017. The beneficial tax status for both SI and NSS products is subject to meeting certain requirements.

        We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2009 we recorded a $33.9 million valuation allowance against the book value of U.K. deferred tax assets at that date. Following the significant consolidated and U.K. subsidiary profit recorded in our 2010 fiscal year and our expectations for the 2011 fiscal year, we determined that no valuation allowance should be retained against the remaining $13.9 million deferred tax asset as of November 30, 2010.

        In the United Kingdom and the United States we benefit from research and development tax credits.

        As of November 30, 2010, we retained a deferred tax asset of $10.1 million related to loss carryforwards and other timing differences in the United States. This includes an amount of $3.1 million related to temporary differences associated with equity compensation expense which was recorded in our 2010 fiscal year, having been previously not recognized. Of this amount, $2.6 million relates to 2009 with the remainder relating to 2010. Having determined that this amount is not material to prior periods and to net income for our 2010 fiscal year, we have made the correction as a benefit to income taxes in our 2010 fiscal year.

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

        Following the significant improvement in the market environment resulting in significantly higher demand for our products, the return to profitability and the recovery of our share price to a level significantly above the value of net assets, we have determined that there are no indications of impairment of long lived assets subsequent to November 30, 2009.

Results from Continuing Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2010	2009	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues	82.5	85.6	84.9
Gross profit	17.5	14.4	15.1
Operating expenses:
Research and development	5.8	8.2	8.2
Selling, general and administrative	3.8	6.5	6.1
Amortization of intangible assets	0.2	0.5	0.5
Impairment of goodwill	—	—	3.3
Restructuring costs	—	0.7	—
Operating income (loss)	7.7	(1.4)	(2.9)
Net income (loss)	8.7%	(1.9)%	(4.6)%

Fiscal Year Ended November 30, 2010 Compared to Fiscal Year Ended November 30, 2009

        The following is a tabular presentation of our results of operations for our 2010 fiscal year compared to our 2009 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2010	2009	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$1,258,940	$762,028	$496,912	65.2%
Storage Infrastructure	342,943	105,863	237,080	224.0

Total revenues	1,601,883	867,891	733,992	84.6

Cost of revenues	1,322,115	742,615	579,500	78.0
Gross profit:
Networked Storage Solutions	166,882	97,981	68,901	70.3
Storage Infrastructure	114,427	28,202	86,225	305.7
Non cash equity compensation	(1,541)	(907)	(634)	69.9

Total gross profit	279,768	125,276	154,492	123.2

Operating expenses:
Research and development	92,705	71,062	21,643	30.5
Selling, general and administrative	60,002	56,463	3,539	6.3
Amortization of intangible assets	3,669	3,939	(270)	—
Restructuring costs	—	5,898	(5,898)	—

Operating income (loss)	123,392	(12,086)	135,478	—
Interest income, net	45	114	(69)	—
Provision (benefit) for income taxes	(15,991)	4,442	(20,443)	—

Net income (loss)	$139,428	$(16,414)	155,842	—

  Revenues

        The 84.6% increase in our revenues in our 2010 fiscal year compared to our 2009 fiscal year was attributable to increased sales of our NSS and SI products.

        Revenues from sales of our NSS products increased by $496.9 million, or 65.2%. This was due to increased demand from all of our major OEM customers and primarily reflects a recovery in the market for data storage following the significant decline in 2009 related to the economic downturn.

        Revenues from sales of our SI products increased by $237.1 million, or 224%. Demand for SI products in our 2009 fiscal year was at historically very low levels due to our disk drive manufacturer customers reducing production capacity as a result of the economic downturn. As described in the overview above, we believe these revenues include approximately $70 million of 'catch-up' following low capital expenditure in 2009. The increase in revenues included increased sales of most of our product lines including $175.8 million for production test and qualification systems.

  Cost of Revenues and Gross Profit

        The increase in cost of revenues and in gross profit in the 2010 fiscal year compared to our 2009 fiscal year was primarily due to higher NSS and SI revenues. As a percentage of revenues, our gross profit was 17.5% for 2010 fiscal year compared to 14.4% for our 2009 fiscal year. This change was primarily attributable to the increase in SI revenues including a 1.3% impact of the increased proportion of SI revenues.

        The gross margin for our NSS products increased to 13.3% in our 2010 fiscal year from 12.9% in our 2009 fiscal year. This increase primarily resulted from the effect of fixed costs relative to higher volumes of 1.3%, offset by a decrease of 0.9% which resulted from a number of changes to product mix.

        The gross margin for SI products increased to 33.4% in our 2010 fiscal year, from 26.6% in our 2009 fiscal year. This increase primarily resulted from the effect of fixed costs relative to higher volumes of 8.4%.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.5 million for our 2010 fiscal year and $0.9 million for our 2009 fiscal year. See Note 16 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development

        The $21.6 million or 30.5% increase in research and development expense in our 2010 fiscal year compared to our 2009 fiscal year resulted primarily from an increase in expenses related to actual and anticipated growth in the business including the impact of an increase in the number of employees of 37% and an increase in employee bonuses of $3.9 million. This was offset by a $5.9 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar.

  Selling, General and Administrative

        Selling, general and administrative expense increased by $3.5 million or 6.3% in the 2010 fiscal year compared to our 2009 fiscal year. The increase resulted primarily from an increase in expenses related to growth in the business including a 28% increase in the number of employees and a $4.5 million increase in employee bonuses. This was offset by a $4.1 million reduction in legal fees and a $4.1 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar. The reduction in legal expenses is attributable to the cessation of a patent infringement claim pursued in the 2009 fiscal year.

  Provision for Income Taxes

        During our 2010 fiscal year we recorded a benefit for income taxes of $16.0 million compared with a provision of $4.4 million in our 2009 fiscal year. The tax benefit in the 2010 fiscal year is primarily the result of the recognition of a U.K. deferred tax asset of $13.9 million which had previously been subject to a valuation allowance as described in the overview. In addition the 2010 benefit includes a benefit of $2.6 million, being a correction of an error from 2009 as also described in the overview. The remaining tax provision in both periods primarily relates to income for our U.S. operations. The income for these operations is calculated as a mark up on expenses and therefore results in positive income and a tax provision despite the recording of a net loss in 2009.

  Net Income

        The most significant contributor towards the increase of net income to $139.4 million for the 2010 fiscal year from a net loss of $16.4 million for our 2009 fiscal year was the significant increase in revenues in both segments and the resulting increase in gross margin.

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

        Revenues from sales of our NSS products decreased by $93.7 million, or 11.0%. This was primarily due to our largest customer sourcing up to 25% of its products from an alternative supplier, as described in the overview. In addition we saw reduced demand as a result of the economic downturn. Partly in response to the downturn we moved our focus for the NSS business towards larger customers and away from existing RAID products which further reduced revenue. These effects were offset by the contribution of an additional $102.2 million revenue from two significant new customers. Revenue in the fourth quarter of our 2009 fiscal year reflected improved demand from our customers, but was negatively impacted by a constraint on the supply of certain components, particularly semi-conductors. This arose as suppliers cut back capacity in response to the global recession.

        Revenues from sales of our SI products decreased by $88.1 million, or 45.4%. This related to a reduction in sales across a number of our product groups including decreases of $61.4 million for production test and qualification systems, $18.6 million for automation and factory control products and $8.4 million for cleaning and contamination control equipment. We believe this reduction in sales reflected lower demand for disk drives related to the economic downturn and also the impact of a new competitor on demand for production test and qualification systems. As described in the overview, our revenues from our SI products are subject to significant fluctuations, particularly between quarters, resulting from our major customers' capital expenditure decisions and installation schedules.

  Cost of Revenues and Gross Profit

        The decrease in cost of revenues and in our gross profit in 2009 fiscal year compared to our 2008 fiscal year was primarily due to lower NSS and SI revenues. As a percentage of revenues, our gross profit was 14.4% for 2009 fiscal year compared to 15.1% for our 2008 fiscal year. This change was primarily attributable to a 0.9% impact of the increased proportion of NSS revenues offset by the increase in NSS margins.

        The gross margin for our NSS products increased to 12.9% in our 2009 fiscal year from 12.5% in our 2008 fiscal year. This increase was primarily as a result of us recording additional provisions for inventory obsolescence and liabilities to suppliers totaling approximately $7.0 million in the fourth quarter of our 2008 fiscal year. This impact was offset by reduction in sales to smaller customers, particularly of products incorporating RAID technology.

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

  Selling, General and Administrative

        The $7.2 million decrease in our selling, general and administrative expense in our 2009 fiscal year compared to our 2008 fiscal year includes the effect of additional legal expenses of $4.3 million primarily related to pursuing a patent infringement claim. The reduction in expenses excluding this item amounts to 18% and primarily results from the cost reduction exercise. We reduced our numbers of employees engaged in selling, general and administrative activities by 14%, and our staff costs reduced by approximately $8 million.

  Impairment of goodwill

        The $34.3 million impairment of goodwill in our 2008 fiscal year results from our annual impairment test as described in the overview above.

  Interest Income, Net

        We recorded net interest income of $0.1 million in our 2009 fiscal year compared with $1.6 million in our 2008 fiscal year. This resulted primarily from a decrease in interest rates.

  Provision for Income Taxes

        During our 2009 fiscal year we recorded a provision for income taxes of $4.4 million compared with $19.4 million in our 2008 fiscal year. We recorded a provision for income taxes in our 2008 fiscal year primarily because of the inclusion of a $19.9 million valuation allowance against our U.K. deferred tax asset as described in the overview. As a result of the recording of this valuation allowance our 2009 tax provision primarily relates to income for our U.S. operations. The income for these operations is calculated as a mark up on expenses and therefore results in positive income and a tax provision despite the recording of a net loss.

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

Non-GAAP Financial Measures

        The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

        We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded in the tables below: (a) intangible assets representing costs incurred by the acquired business prior to acquisition are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the release of the valuation allowance against a deferred tax asset is non-cash and is not comparable across periods or with other companies; and (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred.

        Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Year Ended November 30,
	2010	2009
Summary Reconciliation of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)
GAAP net income (loss)	$139,428	$(16,414)
Amortization of intangibles	3,669	3,939
Equity compensation	9,654	5,625
Restructuring costs	—	5,898
Deferred tax on equity compensation	(3,241)	2,460
Valuation allowance against UK deferred tax asset	(13,929)	—

Non-GAAP net income	$135,581	$1,508

Earnings (Loss) Per Share (GAAP)
Basic	4.63	(0.56)

Diluted	4.46	(0.56)

Earnings Per Share (Non-GAAP)
Basic	4.50	0.05

Diluted	4.34	0.05

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	30,101	29,402

Diluted	31,270	29,402

        On a non-GAAP basis net income for the 2010 fiscal year increased by $133.1 million from the 2009 fiscal year and diluted earnings per share increased from $0.05 to $4.34 per share. The increase was a result of the same factors described above in the section—"Results from Continuing Operations—Fiscal Year Ended November 30, 2010 Compared to Fiscal Year Ended November 30, 2009—Net Income"

Quarterly Results of Operations

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

	Three Months Ended
	November 30, 2010	August 31, 2010	May 31, 2010	February 28, 2010	November 30, 2009	August 31, 2009	May 31, 2009	February 28, 2009
	(unaudited) (U.S. dollars in thousands)
Revenues	$396,782	$430,236	$455,899	$318,966	$242,973	$246,294	$194,739	$183,885
Cost of revenues	333,032	354,310	373,405	261,368	205,014	205,068	169,540	162,993

Gross profit	63,750	75,926	82,494	57,598	37,959	41,226	25,199	20,892

Operating expenses:
Research and development	28,750	23,950	21,890	18,115	17,560	17,243	17,512	18,747
Selling, general and administrative	17,226	15,899	15,305	11,572	13,538	14,265	14,833	13,827
Amortization of intangible assets	694	1,018	979	978	951	1,011	1,011	966
Impairment of goodwill	—	—	—	—	—	—	—	—
Restructuring costs	—	—	—	—	1,170	513	1,099	3,116

Total operating expenses	46,670	40,867	38,174	30,665	33,219	33,032	34,455	36,656

Operating income (loss)	17,080	35,059	44,320	26,933	4,740	8,194	(9,256)	(15,764)
Other income, net	—	—	—	—	—	—	—	—
Interest income (expense), net	35	29	5	(24)	4	25	25	60

Income (loss) before income taxes	17,115	35,088	44,325	26,909	4,744	8,219	(9,231)	(15,704)
Provision (benefit) for income taxes	(15,140)	(2,146)	663	632	3,194	412	412	424

Net income (loss)	$32,255	37,234	$43,662	$26,277	$1,550	$7,807	$(9,643)	$(16,128)

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

  Cash flows

        Net cash provided by operating activities was $59.7 million in our 2010 fiscal year, compared to $39.3 million in our 2009 fiscal year and net cash used in operating activities of $12.8 million for our 2008 fiscal year.

        Cash provided by operating activities of $59.7 million for the 2010 fiscal year resulted primarily from net income after excluding net non-cash charges including the increase in deferred tax assets amounting to $155.5 million. This was partly offset by an increase in working capital of $95.8 million. The increase in working capital related to an increase in revenues and included increases in inventory and accounts receivable of $86.9 million and $84.0 million respectively partially offset by increases in accounts payable and deferred revenue of $59.2 million and $6.6 million respectively. An increase in employee compensation and benefits payable of $14.1 million primarily related to the recommencement of the employee bonus scheme also contributed to the cash inflow.

        Cash provided by operating activities of $39.3 million for the 2009 fiscal year resulted primarily from a reduction in inventories of $19.6 million. Inventories had risen above historical levels in 2008 to mitigate risks associated with the new ERP system and also as a result of the economic downturn in the fourth quarter. In addition cash flow was positively impacted by $11.4 million from the net effect of non-cash charges totaling $30.8 million offset by the net loss of $16.4 million. In addition, a decrease in accounts receivable of $16.2 million and a decrease in accounts payable of $14.9 million had a net positive effect to cash flow of $1.3 million. Decreases in both accounts receivable and accounts payable were primarily as a result of the reduction in revenue. Other changes in working capital resulted in a cash inflow of $3.6 million and included the effect of $3.0 million of European Union grant funding for third parties received on November 30, 2009.

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

        Net cash used in investing activities was $25.2 million for our 2010 fiscal year, $15.5 million for our 2009 fiscal year, and $25.8 million for our 2008 fiscal year.

        Net cash used in investing activities for the 2010 fiscal year related to capital expenditure and acquisition of businesses of $20.3 million and $4.9 million respectively. Net cash used in investing activities for both the 2009 and the 2008 fiscal years related to capital expenditure only.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment and also a building expansion in Malaysia. We would expect our capital expenditure to generally change in line with our revenues. Following the change in the economic environment our capital expenditure reduced significantly in our 2009 fiscal year. We did however complete the expansion of our facilities in Malaysia which required expenditure of approximately $4.0 million. We currently have no material commitments for capital expenditures.

        Net cash provided by our financing activities was $4.4 million in our 2010 fiscal year, compared to net cash used in financing activities of $0.1 million in our 2009 fiscal year and $4.1 million in our 2008 fiscal year.

        Net cash provided by financing activities for the 2010 fiscal year comprises $2.1 million proceeds from the exercise of employee share options and a $2.4 million increase in checks outstanding.

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

  Liquidity

        As of November 30, 2010, our principal sources of liquidity consisted of cash and cash equivalents of $90.8 million and our multi-currency credit facilities with HSBC. The facilities include a revolving line of credit which expires in October 2011, and a short-term overdraft facility. The revolving line of credit is for an aggregate principal amount of up to $30.0 million and bears interest at a rate of between 2.5% and 3.0% above LIBOR, depending on the level of debt relative to operating income. The overdraft facility is for an aggregate principal amount of $25.0 million and bears interest at a rate equal to 3% above LIBOR. As of November 30, 2010, we had no debt outstanding under our revolving line of credit or our overdraft facility. The HSBC credit facilities provide for a security interest on substantially all of our assets.

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

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2010 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(U.S. dollars in thousands)
Operating lease commitments	26,452	9,200	13,440	2,682	1,130
Purchase commitments	300,355	300,355	—	—	—

Total contractual cash obligations (a)	326,807	309,555	13,440	2,682	1,130

(a)
At November 30, 2010, we have $2.5 million recorded as a current liability for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time, and accordingly, this liability has been excluded from the above table.

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders that would affect our liquidity over the next five years.

Off Balance Sheet Arrangements

        As of November 30, 2010, we did not have any significant off-balance-sheet arrangements.

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

Income Taxes

        We have recorded a deferred tax asset balance of $23.1 million at November 30, 2010. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made.

        We recognize the tax liability for uncertain income tax positions using the two step method set out in accounting guidance. First we assess whether each income tax position is "more likely than not" to be sustained on audit, including resolution of related appeals or litigation process, if any. Second, for each income tax position that meets the "more likely than not" recognition threshold, we then assess the largest amount of tax benefit that is more than 50% likely of being realized upon effective settlement with the tax authority. As of November 30, 2010, the Company had $6.4 million of unrecognized tax benefits. The calculation of the level of unrecognized tax benefits requires a significant level of management judgment regarding the risks of having to make additional tax payments, for example, in the application of tax law and the setting of arm's length price between legal entities. If the judgment were made that the level of unrecognized benefits should be higher in future periods, our earnings would be adversely affected.

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

        As described in the overview above, we carried out our annual impairment test of goodwill at November 30, 2008 and determined that our goodwill balance of $34.3 million was fully impaired. We also determined that the factors which resulted in the impairment of goodwill represented a triggering event for assessing the potential impairment of other long lived assets. We carried out this test at November 30, 2008 and concluded that there was no impairment of these assets. We determined that there were no indications of impairment as of November 30, 2009 or thereafter and therefore have not performed impairment tests at subsequent dates. Management judgment is required in determining whether indications of impairment exist. Our long-lived assets as of November 30, 2010 amounted to $45.7 million of tangible assets and $9.3 million of intangible assets. Any future write-downs of these assets would adversely affect our operating margin.

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

Recent Accounting Pronouncements

        In December 2007, the FASB issued new accounting guidance related to business combinations. This guidance retains the fundamental requirements requiring that the purchase method be used for all business combinations. It defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, the new guidance requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. We have adopted these requirements for business combinations in our 2010 fiscal year.

        In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. These requirements are effective for Xyratex for transfers occurring on or after 1 December 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.

        In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. Early adoption is permitted and may be prospective or retrospective. We are evaluating the impact of the adoption of these requirements, but do not expect the adoption to have a material impact on our consolidated financial statements.

        In January 2010, the FASB issued revised guidance on disclosures related to fair value measurements. This guidance requires new disclosures about significant transfers in and out of Level 1 and Level 2 and separate disclosures about purchases, sales, issuances, and settlements with respect to Level 3 measurements. The guidance also clarifies existing fair value disclosures about valuation techniques and inputs used to measure fair value. The new disclosures and clarifications of existing disclosures are primarily effective for us in our 2010 fiscal year. The adoption of this revised guidance did not have a material impact on our consolidated financial statements.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A:    Directors and Senior Management

Management

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd:

Name	Age	Position
Steve Barber	50	Chief Executive Officer
Richard Pearce	40	Chief Financial Officer
Harold Lehon	53	Executive Vice President

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

        Richard Pearce is our Chief Financial Officer and has served as a director on our board of directors since March 26, 2007. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as Treasurer and as Group Tax Manager following our management buy-out from IBM in 1994. Prior to joining Xyratex Ltd, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants. Mr. Pearce also serves as a director on the boards of directors of certain of our subsidiaries.

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

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd:

Name	Age	Position
Andrew Sukawaty	55	Chairman
Steve Barber	50	Director
Jonathan Brooks	55	Director
Richard Pearce	40	Director
Ernest Sampias	59	Director
Steve Sanghi	55	Director
Mike Windram	65	Director

        Andrew Sukawaty has been the Chairman of our board of directors since October 2004. Mr. Sukawaty is also chairman of the board of directors and chief executive officer of Inmarsat plc, a company listed on the London Stock Exchange (LSE), the world-wide mobile satellite services provider. He is also a non-executive Chairman of Ziggo, the privately-held Dutch cable TV company. He has over 30 years of experience in technology industries in the United States and Europe, having previously held the offices of chief executive and president of Sprint PCS, chief executive officer of NTL, and senior roles with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

        Steve Barber.    As above.

        Jonathan Brooks has served as a director on our board of directors since May 1, 2004. Mr. Brooks is currently a director of e2v Technologies plc, which develops sensor technology, and Aveva Group plc, a leading software provider to the plant, power and marine industries, both of which are listed on the LSE. He is also Chairman of Picochip Inc., a venture capital backed company developing semiconductor solutions for wireless applications, and a director of Skrill Holdings plc, which provides e-wallet platform and payment systems on the internet. Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company which listed on the LSE and NASDAQ National Market in 1998. Prior to this, Mr. Brooks performed a variety of financial roles for the Accor Group S.A. in London and Paris. Mr. Brooks holds a Bachelor's degree in economic and social science from the University of Wales, an MBA from Manchester Business School and is a fellow of the Chartered Institute of Management Accountants.

        Richard Pearce.    As above.

        Ernest Sampias has served as a director on our board of directors since May 1, 2004. His experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries. These financial roles were as Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia, Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr Sampias also serves on the board of directors for BioFuel Energy Corporation as its Audit Committee Chairman. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

        Steve Sanghi has served as a director on our board of directors since May 1, 2004. Mr. Sanghi currently serves as Director and President of Microchip Technology, Inc. since his appointment in August 1990, as CEO since October 1991, and as chairman of the board of directors since October 1993. Mr. Sanghi was previously the chairman of the board of Adflex Solutions, and a member of the board of directors of both Artisoft and Vivid Semiconductor. Mr. Sanghi worked for Intel Corporation from 1978 to 1988 in various engineering and management positions, including General Manager of Intel's programmable memory operation. Mr. Sanghi received a Bachelor of Science in Electronics and Electrical Communications Engineering from Punjab Engineering College in India in 1975 and holds a Master's degree in Electrical and Computer Engineering from the University of Massachusetts in Amherst, Massachusetts.

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

Item 6B:    Compensation

Chairman and Non-executive Director Compensation

        We paid our Chairman and non-executive directors (consisting of five persons) an aggregate amount of $436,000 for the fiscal year ending November 30, 2010 for fees. In addition, during our fiscal year ended November 30, 2010, we have also awarded our chairman and non-executive directors 29,500 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

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

Executive Compensation

        The aggregate compensation paid to the three executive officers of Xyratex Ltd for the fiscal year ending November 30, 2010 was $1,051,000, of which $1,007,000 comprised salary and $50,000 comprised non-cash payments. Of the $50,000 non-cash payments, $38,000 related to payments into the executive officers' defined contribution pension schemes. In addition, during our fiscal year ended November 30, 2010, in aggregate we have also awarded the three executive officers 146,000 RSUs in respect of Xyratex Ltd common shares, which became eligible vesting RSUs on February 1, 2011, based on performance criteria.

        No bonuses were paid to executive officers in the 2010 fiscal year in respect of 2009 performance. Based on 2010 performance, bonuses will be paid to executive officers in 2011. Non-cash payments to executive officers consisted of employer pension contributions, leased cars and health insurance.

Item 6C:    Board Practices

Board Practices

        Our board of directors currently consists of seven members of which a majority are independent directors. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The terms of office of the directors is divided into three classes:

  •
  Class I, whose term will expire at the annual general meeting to be held in 2013;

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

  Compensation Committee

        Our Compensation Committee consists of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met once during the fiscal year ended November 30, 2010. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

  Audit Committee

        Our Audit Committee consists of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Audit Committee met five times during the fiscal year ended November 30, 2010. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

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

  Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee consists of Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Nomination and Governance Committee met twice during the fiscal year ended November 30, 2010 in connection with the reappointment of directors retiring by rotation and the review of its charter.

Item 6D:    Employees

        As of November 30, 2010, we employed 2,150 permanent employees worldwide and an additional 1,199 temporary employees. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of employees as of the dates indicated:

	As of November 30,
	2010	2009	2008
Operations	1,128	826	925
Research and development	556	435	508
Sales, marketing and service	273	213	243
General and administration	193	171	204

Total	2,150	1,645	1,880

Total employees in the United States	603	489	578
Total employees in Asia	981	648	703
Total employees in the United Kingdom	566	508	599

Item 6E:    Share Ownership

Executive Officer and Director Restricted Stock Units, Share Option and Share Ownership

        The following table sets forth the number of our common shares, restricted stock units and the number of options to purchase our common shares owned by our executive officers and directors as of November 30, 2010. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units(1)	Number(1)	Exercise Price Per Share	Expiration Date
Steve Barber	557,283	1.70%	159,999	100,000	$14.31	January 9, 2015
Richard Pearce	51,542	<1%	90,499	55,000	$14.31	January 9, 2015
Harold Lehon	46,511	<1%	86,541	—	—	—
Andrew Sukawaty	48,475	<1%	13,500	228,003	$14.47	March 30, 2014
Jonathan Brooks	25,000	<1%	8,750	20,000	$14.00	June 28, 2014
				5,000	$14.31	January 9, 2015
Ernest Sampias	5,250	<1%	8,750	10,000	$14.00	June 28, 2014
Steve Sanghi	14,000	<1%	8,750	10,000	$14.00	June 28, 2014
Mike Windram	4,375	<1%	8,750	—	—	—
All our directors and executive officers as a group (eight persons)	752,436	2.30%

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

        The following table contains a summary of all options that have been granted under the Company's share option plans and other share based awards that are outstanding as of November 30, 2010:

Name of Plan	No. of issued shares over which the Trustee(1) has granted options(2)	No. of unissued shares over which Xyratex Ltd has granted options(3)	Total number of shares over which options have been granted
The Xyratex Ltd Approved Plan	—	53,119	53,119
The Xyratex Ltd Unapproved Plan	—	291,448	291,448
The Approved Plan	49,959	—	49,959
The Unapproved Schedule	12,037	79,189	91,226
The 2004 Plan	—	78,201	78,201
The Directors Stock Option Plan	—	40,000	40,000
The Deputy Chairman's Stock Option Plan	—	228,003	228,003

(1)
Trustee for the Havant International Employee Benefit Trust.

(2)
All options entitle the option holder to purchase one common share for each option held.

(3)
61,996 of the unissued common shares over which Xyratex Ltd has granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by the Company over such common shares.

        Xyratex Ltd and Credit Suisse, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which awards resulting from the equity incentive schemes may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At November 30, 2010, awards over 3,064,000 of our common shares had been granted since our initial public offering.

  Restricted Stock Units (RSUs)

        The Compensation Committee is authorized to make awards of RSUs to any participant selected by the Committee in such amounts and subject to such terms and conditions as determined by the Committee. At the time of grant, the Committee shall specify the date or dates on which the RSUs shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Committee shall specify the maturity date applicable to each grant of RSUs which shall be no earlier than the vesting date or dates of the Award and may be determined at the election of the grantee. On the maturity date, the Company shall issue to the participant one unrestricted, fully transferable share for each RSU scheduled to be paid out on such date and not previously forfeited. Members of the Board, employees and consultants are eligible to be awarded RSUs. Grants of RSUs have been made in connection with the acquisition of businesses. Some of these grants are subject to performance conditions linked to the ongoing business.

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

        At December 31, 2010, no performance targets have been imposed in respect of options granted under the Approved Plan.

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

  The Xyratex Ltd 2004 Employee Stock Purchase Plan (as amended)

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

        As at November 30, 2010 the number of shares reserved under the plan was 500,000.

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

        At November 30, 2010, no restricted stock awards were outstanding.

  Stock Bonus Awards

        Stock Bonus awards consist of our common shares awarded in recognition of services rendered to Xyratex Ltd or its affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At November 30, 2010, no stock bonus awards have been made.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name	Date	Shares	Percentage
Royce & Associates, LLC	December 31, 2010	3,650,837	12.1%
FMR, LLC	December 31, 2010	3,290,790	10.9%
T. Rowe Price Associates, Inc.	December 31, 2010	1,906,700	6.3%

        For information on the beneficial ownership of these shares see the relevant Forms SC 13G/A as filed with the SEC.

        The voting rights of the major shareholders are no different from all other shareholders.

        As of January 31, 2011, the number of shares of Xyratex Ltd held of record in the United States was 29,427,220 common shares, held by 191 record holders, representing 96.89% of our common shares outstanding.

        Xyratex Ltd is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

Item 7B:    Related Party Transactions

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. As of December 31, 2010, the Trust held 61,996 Xyratex Ltd common shares, all of which were subject to options granted to our employees. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

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

Item 8B:    Significant Changes

        None.

ITEM 9:    THE OFFER AND LISTING

Item 9A:    Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 31, 2011, the market price for our common shares was $13.33.

Annual high and low market prices

        The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC over our last five fiscal years.

	NASDAQ
	U.S. dollar per common share
Year ending November 30,	High	Low
2006	$33.63	$15.63
2007	$24.75	$14.05
2008	$22.97	$2.67
2009	$13.04	$1.65
2010	$20.45	$10.50

Quarterly high and low market prices

        The table below states for the four quarters of our 2010 and 2009 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2010	High	Low
First	$17.15	$10.59
Second	$20.45	$13.14
Third	$16.80	$10.50
Fourth	$17.68	$12.09
Quarter 2009
First	$2.95	$1.65
Second	$3.60	$2.00
Third	$6.94	$3.50
Fourth	$13.04	$6.30

Monthly high and low market prices

        This table states high and low sales prices for the last six months

	NASDAQ
	U.S. dollar per common share
Month	High	Low
August 2010	$13.34	$10.50
September 2010	$17.68	$12.09
October 2010	$16.73	$14.10
November 2010	$17.02	$14.39
December 2010	$16.86	$15.12
January 2011	$17.12	$12.88

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

        As used in this section, "U.S. Holder" means a beneficial owner of our common shares that is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions (including the District of Columbia), (iii) a trust subject to the control of a U.S. person and the primary supervision of a U.S. court and with respect to which all substantial trust decisions are subject to the control of one or more U.S. persons or which has a valid election in place to be treated as a U.S. person or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

Dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder on our common shares for taxable years of such holder beginning before January 1, 2013 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) with respect to such holder for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source income. For taxable years beginning after December 31, 2006, dividends paid on our common shares will generally constitute "passive category income" for purposes of the foreign tax credit but could, in the case of certain U.S. Holders, constitute "general category income."

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the taxable year ended November 30, 2010 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

        If a U.S. Holder holds common shares in any year in which we are a PFIC, such U.S. Holder would be required to file annual reporting with the U.S. Internal Revenue Service.

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

        For taxable years beginning after March 18, 2010, new legislation also requires certain holders who are individuals to report information relating to an interest in the common shares, subject to certain exceptions (including an exception for common shares held in accounts maintained by certain financial institutions).

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

        The amount of any backup withholding collected will be allowed as a credit against U.S. federal income tax liability, which may entitle such U.S. Holder to a refund, provided that appropriate returns are timely filed.

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

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2010 we had $7.5 million net U.K. pound denominated liabilities. A hypothetical 10% movement in exchange rates at November 30, 2010 would have impacted our net earnings by $0.8m.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2010 and November 30, 2009:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2010	2009
Nominal value of forward exchange contracts and options	$58,776	$36,209
Fair value of contracts—asset (liability)	$455	$3,311
Carrying value of contracts—asset (liability)	$455	$3,311
Average rate of contract	$1.54	$1.51
Period end rate	$1.55	$1.65
Maximum period of contracts (months)	11	23

	November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2010	2009
Nominal value of forward exchange contracts and options	$18,000	$6,000
Fair value of contracts—asset (liability)	$242	$213
Carrying value of contracts—asset (liability)	$242	$213
Average rate of contract	$0.31	$0.28
Period end rate	$0.32	$0.30
Maximum period of contracts (months)	9	9

        Since November 30, 2010, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2010 totaling $90.8 million. These are primarily held in variable interest liquidity funds and overnight deposits.

        For the year ended November 30, 2010 we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $71.4 million. A hypothetical 1% change in interest rates during our 2010 fiscal year would have impacted our net interest income by approximately $0.7 million.

        Since November 30, 2010, there has not been a material change to our market risk exposure related to interest rates.

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

        As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, as of November 30, 2010 the Company's Chief Executive and Chief Financial Officers concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

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

        The effectiveness of internal control over financial reporting as of November 30, 2010 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on pages F-1 to F-2.

Changes in Internal Control over Financial Reporting

        There have been no changes in the Company's internal controls over financial reporting during the fiscal year ended November 30, 2010 that have materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16C:    Principal Accountant Fees and Services

        The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2010:

	Year ended November 30,
	2010	2009
	(U.S. dollars in thousands)
Audit Fees(1)	$527	$644
Audit related fees(2)	125	—
Tax fees(3)	572	306

Total fees	$1,224	$950

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2010 and 2009, reviews of the financial statements included in the Company's quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

(2)
Represents fees for professional services in connection with an SEC comment letter received during 2010.

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2010 under these policies and procedures.

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
February 21, 2011
By:	/s/ STEVE BARBER Steve Barber Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at 30 November 2010 and 30 November 2009, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 November 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Southampton
England
February 22, 2011

XYRATEX LTD

AUDITED CONSOLIDATED BALANCE SHEETS

	November 30,
	2010	2009
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$90,842	$51,935
Accounts receivable, net of allowance for doubtful accounts of $310 and $1,730	209,044	124,715
Inventories	195,936	108,625
Prepaid expenses	3,154	4,784
Deferred income taxes	8,204	405
Other current assets	3,876	5,825

Total current assets	511,056	296,289
Property, plant and equipment, net	45,687	44,485
Intangible assets, net	9,326	7,207
Deferred income taxes	14,913	6,269

Total assets	$580,982	$354,250

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$155,792	$96,386
Employee compensation and benefits payable	22,638	8,580
Deferred revenue	17,958	10,620
Income taxes payable	730	2,013
Other accrued liabilities	16,533	17,413

Total current liabilities	213,651	135,012
Long-term liabilities	—	—

Total liabilities	$213,651	135,012

Commitments and contingencies (note 14)
Shareholders' equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 30,276 and 29,461 issued and outstanding	303	295
Additional paid-in capital	382,684	370,925
Accumulated other comprehensive income	496	3,598
Accumulated deficit	(16,152)	(155,580)

Total shareholders' equity	367,331	219,238

Total liabilities and shareholders' equity	$580,982	$354,250

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2010	2009	2008
Revenues	$1,601,883	$867,891	$1,049,716
Cost of revenues	1,322,115	742,615	891,139

Gross profit	279,768	125,276	158,577
Operating expenses:
Research and development	92,705	71,062	85,897
Selling, general and administrative	60,002	56,463	63,686
Amortization of intangible assets	3,669	3,939	4,882
Impairment of goodwill	—	—	34,256
Restructuring costs	—	5,898	—

Total operating expenses	156,376	137,362	188,721

Operating income (loss)	123,392	(12,086)	(30,144)
Interest income	86	137	1,732
Interest expense	(41)	(23)	(114)

Income (loss) before income taxes	123,437	(11,972)	(28,526)
Provision (benefit) for income taxes	(15,991)	4,442	19,383

Net income (loss)	$139,428	$(16,414)	$(47,909)

Net earnings (loss) per share:
Basic	$4.63	$(0.56)	$(1.64)

Diluted	$4.46	$(0.56)	$(1.64)

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	30,101	29,402	29,157

Diluted	31,270	29,402	29,157

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2007	29,117	$291	$356,268	($85,145)	$1,847	$273,261
Issuance of common shares	421	4	2,040			2,044
Non-cash equity compensation			7,646			7,646
Tax benefit from exercise of options			113			113
Repurchase of common shares	(392)	(4)		(6,112)		(6,116)
Components of comprehensive loss, net of tax:
Net loss				(47,909)
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(15,450)

Total comprehensive loss						(63,359)

Balances as of November 30, 2008	29,146	$291	$366,067	($139,166)	($13,603)	$213,589
Issuance of common shares	315	4	83			87
Non-cash equity compensation			5,625			5,625
Tax on equity compensation			(850)			(850)
Components of comprehensive income, net of tax:
Net loss				(16,414)
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					17,201

Total comprehensive income						787

Balances as of November 30, 2009	29,461	$295	$370,925	($155,580)	$3,598	$219,238
Issuance of common shares	815	8	2,105			2,113
Non-cash equity compensation			9,654			9,654
Components of comprehensive income, net of tax:
Net income				139,428
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(3,102)

Total comprehensive income						136,326

Balances as of November 30, 2010	30,276	$303	$382,684	($16,152)	$496	$367,331

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2010	2009	2008
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$139,428	$(16,414)	$(47,909)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	18,436	18,197	15,770
Amortization of intangible assets	3,669	3,939	4,882
Impairment of goodwill	—	—	34,256
Non-cash equity compensation	9.654	5,625	7,646
Loss on sale of assets	796	—	185
Deferred income taxes	(16,443)	3,021	16,944
Changes in operating assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	(84,004)	16,164	(18,552)
Inventories	(86,917)	19,558	(36,521)
Prepaid expenses and other current assets	487	165	1,455
Accounts payable	59,178	(14,909)	15,249
Employee compensation and benefits payable	14,058	(1,165)	(3,535)
Deferred revenue	6,649	2,234	(6,826)
Income taxes payable	(1,283)	(560)	1,408
Other accrued liabilities	(4,052)	3,433	2,718

Net cash provided by (used in) operating activities	59,656	39,288	(12,830)

Cash flows from investing activities:
Investments in property, plant and equipment	(20,328)	(15,453)	(25,763)
Acquisition of businesses, net of cash received	(4,908)	—	—

Net cash used in investing activities	(25,236)	(15,453)	(25,763)

Cash flows from financing activities:
Repurchase of common shares	—	—	(6,116)
Increase in book overdraft	2,374	—	—

Proceeds from issuance of common shares	2,113	87	2,044

Net cash provided by (used in) financing activities	4,487	87	(4,072)

Change in cash and cash equivalents	38,907	23,922	(42,665)
Cash and cash equivalents at beginning of period	51,935	28,013	70,678

Cash and cash equivalents at end of period	$90,842	$51,935	$28,013

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

        Operations.    We are a leading provider of modular enterprise-class data storage solutions and storage process technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We operate in two business segments: Networked Storage Solutions ("NSS") and Storage Infrastructure ("SI"). Our NSS products are hard disk drive based data storage subsystems which we supply to Original Equipment Manufacturers or OEMs. Our SI products include capital process, inspection and test equipment which we supply to the hard disk drive industry.

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

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income. Net foreign currency remeasurement gains of $277 and $176 and a net foreign currency remeasurement loss of $1,415 are included in selling general and administrative expenses, in the years ended November 30, 2010, 2009 and 2008, respectively.

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

        A number of the Company's contracts for the supply of products have included payments upon the achievement of milestones for Non-Recurring Engineering ("NRE") during the product development phase. For those contracts where we determine that the product development phase constitutes a separate earnings process revenue relating to the NRE payments is recognized upon the achievement of the applicable milestones. Other NRE payments and up-front fees received on execution of a contract are recognized over the estimated period of product shipments. Revenue related to NRE payments which was recognized on the achievement of substantive milestones amounted to approximately $1,399, $1,255 and $993 in the years ended November 30, 2010, 2009 and 2008 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2010, 2009 and 2008, warranty expense was $6,055, $3,210 and $3,765 respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $25, $7 and $42 during the years ended November 30, 2010, 2009 and 2008, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Pensions and 401(k) plan.    Retirement benefits are provided for U.K. and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to income as they become payable and amounted to $3,909, $2,964 and $4,800 during the years ended November 30, 2010, 2009 and 2008, respectively. These contributions were temporarily reduced during the year ended November 30, 2009 as part of the cost reduction program, but were reinstated during the year ended November 30, 2010.

        Equity compensation.    The Company accounts for employee equity awards under the fair value method. Accordingly, the Company measures equity compensation at the grant date based on the fair value of the award. Equity compensation is based on the graded vesting of the share-based award, adjusted for expected forfeitures.

        In the three years ended November 30, 2010 the Company's share based awards were primarily in the form of Restricted Stock Units ("RSUs"). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

        The Company uses the Black-Scholes option pricing model as the method of valuation for share option grants under the Company's share purchase plans.

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

        We recognize the tax liability for uncertain income tax positions using the two step method set out in accounting guidance. Firstly we assess whether each income tax position is "more likely than not" to be sustained on audit, including resolution of related appeals or litigation process, if any. Secondly, for each income tax position that meets the "more likely than not" recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

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

        Software Development Cost.    Costs related to internally developed software and software purchased for internal use are capitalized. Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete, and amounted to $755, $641 and $1,441 for the years ended November 30, 2010, 2009 and 2008 respectively.

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

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are placed with up to three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 75% of the total accounts receivable balance at November 30, 2010 and three customers represented 73% of the total accounts receivable balance at November 30, 2009. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Revenues of the NSS segment include revenue from three customers accounting for 41%, 14% and 11% of the Company's revenues in the year ended November 30, 2010, two customers accounting for 48% and 15% of the Company's revenues in the year ended November 30, 2009 and one customer accounting for 54% of the Company's revenues in the year ended November 30, 2008. Revenues of the SI segment include revenue from one customer accounting for 14% of the Company's revenues in their year ended November 20, 2010. No other customer accounted for more than 10% of revenues.

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

  Recent accounting pronouncements

        In December 2007, the FASB issued new accounting guidance related to business combinations. This guidance retains the fundamental requirements requiring that the purchase method be used for all business combinations. It defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. In addition, the new guidance requires expensing of acquisition-related and restructure-related costs, remeasurement of earn out provisions at fair value, measurement of equity securities issued for purchase at the date of close of the transaction and non-expensing of in-process research and development related intangibles. The Company has adopted these requirements for business combinations in the year ended November 30, 2010.

        In June 2009, the FASB issued new guidance relating to the accounting for transfers of financial assets. The purpose of this guidance is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. These requirements are effective for Xyratex for transfers occurring on or after December 1, 2009. The Company has adopted this guidance in the year ended November 30, 2010.

        In June 2009, the FASB issued new guidance relating to the consolidation of variable interest entities. This guidance changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated and requires a company to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. This guidance is effective for interim and annual periods beginning after November 15, 2009. The Company does not have any significant interests in variable interest entities and has adopted this guidance in the year ended November 30, 2010.

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

        In January 2010, the FASB issued revised guidance on disclosures related to fair value measurements. This guidance requires new disclosures about significant transfers in and out of Level 1 and Level 2 and separate disclosures about purchases, sales, issuances, and settlements with respect to Level 3 measurements. The guidance also clarifies existing fair value disclosures about valuation techniques and inputs used to measure fair value. The new disclosures and clarifications of existing disclosures are primarily effective in the year ended November 30, 2010. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

3.     Net earnings per share

        Basic net earnings per share is computed by dividing net income by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Year Ended November 30,
	2010	2009	2008
Total weighted average common shares—basic	30,101	29,402	29,157
Dilutive effect of share options	113	—	—
Dilutive effect of restricted stock units	1,056	—	—

Total weighted average common shares—diluted	31,270	29,402	29,157

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	—	246	557

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

4.     Restructuring costs

        During the year ended November 30, 2009 the Company commenced a cost reduction program in response to reduced customer demand and worsening market conditions resulting from upheaval in the financial credit markets. This included a compulsory headcount reduction program and the closure of certain Company locations, primarily supporting research and development. The Company reduced its overall employee numbers by 247, or approximately 13%. This program was complete at November 30, 2009 and the costs of employee and lease terminations totaled $5,898. Of this amount $4,142 related to employee terminations was paid in the year ended November 30, 2009. The cost of lease terminations amounted to $1,756 and related to leases which expire in 2010 and 2011. Of this amount $1,054 and $560 were paid in the years ended November 30, 2010 and 2009 respectively.

5.     Acquisition, intangible assets and impairment of goodwill and other long-lived assets

Acquisition of business

        During the year ended November 30, 2010, the Company completed two acquisitions for a cash purchase price totaling $4,908. The Company has estimated the fair market value of contingent consideration for one of the acquisitions at $800. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets.

        Pro forma operating results have not been presented for the acquisitions because the acquisitions were not material to the Company. Goodwill of $2,991 has been recognized on the above transactions. $700 has been allocated to intangible assets as developed technology to be amortized over five years. $2,100 has been allocated to in process research and development. Amortization of in process research and development will commence when the development of the technology is complete. The intangible assets are expected to be deductible for tax purposes.

Goodwill

        The changes in the carrying amount of goodwill for the years ended November 30, 2010, 2009 and 2008 are as follows:

	NSS	SI	Total
Balance at November 30, 2008	$—	$—	$—

Balance at November 30, 2009	$—	$—	$—

Acquisition of business	$794	$2,197	$2,991
Balance at November 30, 2010	$794	$2,197	$2,991

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2010
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$4,600	$3,105	$1,495
Patents and core technology	9,700	7,660	2,040
In Process Research and Development	2,100	—	2,100
Customer relationships	3,300	2,600	700

Total	$19,700	$13,365	$6,335

	November 30, 2009
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$8,193	$6,213	$1,980
Patents and core technology	10,800	6,904	3,896
Customer relationships	4,305	2,974	1,331

Total	$23,298	$16,091	$7,207

        Fully amortized intangible assets with a recorded cost of $6,398 and $9,550 have been removed from the intangible assets register during the years ending November 30, 2010 and 2009, respectively.

        The Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2011	$2,481
2012	$1,707
2013	$520
2014	$520
2015 and beyond	$907

Goodwill impairment

        Based on the results of the Company's annual impairment test at November 30, 2008, the Company determined its goodwill related to both segments was fully impaired and recorded an impairment charge of $34,256. The impairment resulted from a reduction in business forecasts based on reduced demand from our customers as a result of the deteriorating macro economic environment in the three months ended November 30, 2008 and also reflected the impact of an 81% fall in the Company's share price in the same period.

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

        At November 30, 2009 the Company no longer considered that any indications of impairment remain and did not carry out an impairment review at that date. The key factors behind this determination was the significant improvement in the market environment resulting in significantly higher demand for the Company's products and the recovery of the Company's share price to a level significantly above the value of net assets.

6.     Inventories

	November 30,
	2010	2009
Finished goods	$58,279	$25,182
Work in progress	44,685	19,970
Raw materials	92,972	63,473

	$195,936	$108,625

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

7.     Property, Plant and Equipment, Net

	November 30,
	2010	2009
Land	$1,421	$1,421
Buildings and leasehold improvements	13,728	12,563
Machinery and equipment	120,534	104,535

	135,683	118,519
Accumulated depreciation	(89,996)	(74,034)

	$45,687	$44,485

        Depreciation expense during the years ended November 30, 2010, 2009 and 2008 was $18,436, $18,197 and $15,770, respectively. For the years ended November 30, 2010, 2009 and 2008 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $2,474, $2,541 and $25 respectively.

8.     Income Taxes

        The provision (benefit) from income taxes is comprised as follows:

		Year Ended November 30,
		2010	2009	2008
U.K.	Current	$—	$—	$(10)
U.S.	Current	569	318	3,261
Other jurisdictions	Current	72	(39)	(9)
	Deferred	(16,632)	4,163	16,141

Total		$(15,991)	$4,442	$19,383

        Deferred taxes for the year ended November 30, 2008 is stated net of $3,875 of tax benefits deducted from goodwill related to the acquisitions of ZT Automation and nStor Technologies, Inc. in 2005.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2010	2009
Deferred tax assets:
U.K. net operating loss carryforwards	$3,923	$14,029
U.S. net operating loss carryforwards	6,073	6,478
Other net operating loss carryforwards	1,009	—
Timing difference on equity compensation	6,201	3,797
Property, plant and equipment	7,492	9,515
Intangible assets	—	5,433
Forward foreign exchange contracts	—	—
Other deferred tax assets	208	1,310
Less: valuation allowance	(1,009)	(33,888)

Total deferred tax assets	23,897	6,674
Deferred tax liabilities
Forward foreign exchange contracts	(186)	—
Intangible assets	(594)	—

Net deferred tax assets	$23,117	$6,674

        At November 30, 2010, following the conclusion of its planning for the fiscal years 2011 and 2012, the Company released the $13,929 valuation allowance against U.K. deferred tax assets comprising; U.K. tax losses; timing differences related to property, plant and equipment; and, other timing differences. The release arises as a result of the profitability of the group and its UK subsidiary in the period and the group's forecast as at November 30, 2010 for the periods ending November 30, 2011 and 2012 which consider the relative improvement in the macro-economic conditions in the markets it addresses and make it more likely than not that the U.K. tax losses will be utilized within this timeframe.

        In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the acquisition of nStor Technologies in 2005 the Company acquired operating loss carryforwards of nStor Technologies Inc in the United States. These are subject to an annual limitation, could be subject to further more restrictive annual limitations if certain substantial changes in the ownership of the Company occur and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $6,073 at November 30, 2010. During the year ended November 30, 2008 a valuation allowance against the nStor operating loss carryforwards of $4,347 was released as the realization of the asset was determined as more likely than not based on the forecast profit and structure of the U.S. operations. The benefit of this release was allocated to reduce goodwill arising on the acquisition of nStor.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        At November 30, 2010 the Company recorded other net operating loss carryforwards in respect of its activities in Singapore and Japan of $1,009, together with a full valuation allowance against these deferred tax assets. These loss carryforwards can be utilized against future trading profits of the activities being carried on in these two locations, subject to the availability of such profits. At November 30, 2010 the Company's forecast for its activities in these locations does not make it more likely than not that these deferred tax assets will be utilized.

        The Company records equity compensation expense using the fair value method, beginning on the grant date. The tax expense for equity compensation only arises when the related share award is vested, which occurs later than the grant date. This timing difference has resulted in the recording of a net deferred tax asset of $5,793 and $2,334 before valuation allowances at November 30, 2010 and November 30 2009, respectively. The realization of this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital ("APIC"). For the years ended November 30, 2010 and November 30, 2009 the Company recorded charges to APIC of $nil and $850 respectively. The deferred tax asset of $5,793 at November 30, 2010 includes an amount of $2,650 incorrectly not recognized as at November 30, 2009. Having determined that this amount is not material to prior periods and to income for the 2010 fiscal year, the Company made the correction in the third quarter of 2010. This resulted in a $2,650 income tax benefit in fiscal year 2010.

        The Company has elected to adopt the short-form method to calculate its pool of windfall tax benefits, as of December 1, 2005. Authoritative accounting guidance prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt an accounting policy where windfall tax benefits are recognized in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefit not recognized in APIC at November 30, 2010 totals $2,063.

        The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2010, 2009 and 2008. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. rate is applied as follows:

	Year Ended November 30,
	2010	2009	2008
Provision (benefit) for income taxes at corporation tax rate	28.0%	(28.0)%	(28.0)%
Adjustment in respect of prior years	(2.4)	29.9	1.0
Other nondeductible expenses	—	1.8	0.7
Research and development tax credits	(0.3)	(23.8)	(13.9)
Foreign exchange differences	—	—	5.2
Effect of change in U.K. tax rate	—	14.3	—
Tax differentials on foreign income	(7.8)	(11.1)	(10.4)
Valuation allowance related to goodwill impairment	—	—	33.6
Other valuation allowances	(29.8)	56.1	74.8
Movement in unrecognized tax benefits	(0.6)	(2.1)	5.2

Provision (benefit) for income taxes	(12.9)%	37.1%	68.2%

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Other valuation allowances of 29.8% includes a benefit of 18.5% in respect of U.K. deferred tax assets utilized during the fiscal year against which a valuation allowance was established in fiscal year 2008 and a benefit of 11.3% in respect of the remaining valuation allowance related to U.K. deferred tax assets released at November 30, 2010.

        The adjustment in respect of prior years for the periods ended November 30, 2010 and 2009 includes the correction and the original error respectively for the recognition of a deferred tax asset in respect of equity based compensation as referred to above.

        The components of income (loss) before income taxes are:

	Year Ended November 30,
	2010	2009	2008
U.K.	$80,251	$(20,658)	$(44,332)
U.S.	8,521	4,281	4,383
Malaysia	36,028	3,774	8,092
Other	(1,365)	631	3,331

Total	$123,435	$(11,972)	$(28,526)

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes for tax years through May 31, 2012. The income tax benefit attributable to this tax status was estimated to be $10,088 ($0.32 per share, diluted), $1,057 ($0.04 per share) and $2,266 ($0.08 per share) during the years ended November 30, 2010, 2009 and 2008, respectively.

        The following table summarizes the activity related to the Company's gross unrecognized tax benefits:

	Year Ended November 30,
	2010	2009
Balance of unrecognized tax benefits at December 1	$7,646	$9,417
Gross increase for tax positions taken during a prior period	1,294	—
Gross decrease for tax positions taken during a prior period	(2,828)	(1,243)
Gross increase for tax positions taken during the current period	1,947	425
Settlements	(944)	—
Reductions as a result of a lapse of the applicable statute of limitations	(694)	(781)
Foreign exchange differences	—	(172)

Balance of unrecognized tax benefits at November 30	$6,421	$7,646

        At November 30, 2010, all of the unrecognized tax benefit of $6,421 would affect the effective tax rate, if recognized.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        At November 30, 2010 and 2009, the Company had accrued in current tax approximately $300 and $400 respectively for the payment of interest and penalties relating to unrecognized tax benefits.

        The Company's subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. The Company's U.K. income tax return for fiscal year 2007 is subject to an ongoing tax authority enquiry and the income tax returns for fiscal year 2008, 2009 and 2010 remain open to examination. With the exception of any adjustment resulting from the U.K. tax authority enquiry, for which an estimate of the range cannot be made, the Company does not expect the total gross amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months. The Company's U.S. Federal and state income tax returns for fiscal year 2006 through fiscal year 2010 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2004.

9.     Equity compensation plans

        During the three years ended November 30, 2010 the Company's share based awards have primarily consisted of Restricted Stock Units ("RSUs"). The Company also operates an Employee Share Purchase Plan ("ESPP") for U.S. employees and a Sharesave option plan for U.K. employees. The Company suspended new awards under the ESPP and the Sharesave plan during 2009 due to the volatility in its share price, but has resumed awards in 2010.

        The Company and Credit Suisse, the managing underwriter for the Company's Initial Public Offering (IPO) in 2004, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company's share option, share purchase, restricted stock, restricted stock units and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,633. Lapsed and surrendered options are disregarded for these purposes. As at November 30, 2010, share awards over 4,485 common shares had been granted since the IPO.

Equity Compensation

        The following table summarizes equity compensation expense related to share-based awards:

	Year ended November 30,
	2010	2009	2008
Equity compensation:
Cost of revenues	$1,541	$907	$1,264
Research and development	3,107	1,856	2,469
Selling, general and administrative	5,006	2,862	3,913

Total equity compensation	9,654	5,625	7,646

Related income tax benefit	$3,241	$—	$2,424

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Restricted Stock Units

        RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The holders of RSUs are not entitled to receive dividends or dividend equivalents. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $9,500, $5,503 and $6,695 has been recorded in the years ended November 30, 2010, 2009 and 2008 respectively. The calculation of the number of units expected to vest is based on management's assessment of achievement of the related performance conditions. Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2007	785	$23.74	1.8
Granted	814	14.96
Vested	(192)	24.12
Cancelled/forfeited	(239)	21.96

Non-vested restricted stock units at November 30, 2008	1,168	$17.47	1.8
Granted	960	6.01
Vested	(273)	20.25
Cancelled/forfeited	(425)	17.09

Non-vested restricted stock units at November 30, 2009	1,430	$9.78	1.7
Granted	1,238	13.76
Vested	(533)	8.80
Cancelled/forfeited	(62)	12.85

Non-vested restricted stock units at November 30, 2010	2,073	$11.32	1.7

Non-vested restricted stock units expected to vest at November 30, 2010	1,865	$11.45	1.7	$28,502

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Sharesave Plan activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2007	186	$15.65	1.3
Granted	71	15.25
Exercised	(38)	14.46
Canceled/forfeited	(123)	14.90

Outstanding at November 30, 2008	96	$16.78	2.6
Granted	—	—
Exercised	—	—
Canceled/forfeited	(44)	17.88

Outstanding at November 30, 2009	52	$15.85	1.9
Granted	41	16.01
Exercised	—	—
Canceled/forfeited	(17)	17.09

Outstanding at November 30, 2010	76	$15.66	2.1	$1

        There were no options exercisable at November 30, 2010, 2009 and 2008.

Share Option Plans

        The Company has four plans, under which employees were granted options to purchase Xyratex Ltd common shares prior to November 30, 2005. Options granted under each plan vest in line with certain criteria, including at the earlier of a takeover or liquidation of the Company, or ratably, over a period of up to four years from the grant date. Options granted under these plans expire under certain criteria including at the earlier of ten years from the date of grant, following a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2010, options to purchase 832 common shares were outstanding under these plans.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Options exercised and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2007	1,761	$10.41
Exercised	(132)	10.44
Canceled/forfeited	(38)	13.69

Outstanding at November 30, 2008	1,592	$9.91
Exercised	(11)	2.32
Canceled/forfeited	(341)	8.54

Outstanding at November 30, 2009	1,240	$10.46
Exercised	(395)	8.00
Canceled/forfeited	(13)	14.31

Outstanding at November 30, 2010	832	$12.42	3.4	$2,383

Exercisable at November 30, 2008	1,536	$9.76

Exercisable at November 30, 2009	1,227	$10.38

Exercisable at November 30, 2010	832	$12.42	3.4	$2,383

        The aggregate intrinsic value of options outstanding at November 30, 2010 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. Of the outstanding options at November 30, 2010, 5 had exercise prices that were higher than the $15.28 closing market price of the Company's common shares on that date. The total intrinsic value of options exercised during the years ended November 30, 2010, 2009 and 2008 was $4,049, $52 and $638, respectively, determined as of the date of exercise. The total fair value of options that vested during the years ended November 30, 2010, 2009 and 2008 was $53, $206 and $1,727, respectively. The total fair value of options that were forfeited during the years ended November 30, 2010, 2009 and 2008 was $114, $1,285 and $307, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The following table summarizes information about share options outstanding at November 30, 2010:

	Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price
$2.21–$2.22	62	0.3	$2.21
$4.05–$4.06	75	1.6	$4.06
$9.65–$10.25	6	3.4	$9.65
$13.51–$14.47	684	3.8	$14.26
$15.57–$17.40	5	4.5	$15.57

	832	3.4	$12.42

ESPP

        The Company also operates an employee stock purchase plan ("ESPP"), under which any eligible U.S. employee of the Company receives the rights to purchase the Company's shares. A purchase right entitles a participant to purchase at the end of each year the number of common shares determined by dividing the participant's accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

        There were nil, 44 and 69 shares awarded under this plan in the years ended November 30, 2010, 2009 and 2008, respectively.

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

        The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year ended November 30,
	2010	2008
Risk-free interest rate	3.00%	3.00%
Dividend yield	0.00%	0.00%
Volatility	75%	75%
Expected option life	1.5 years	1.5 years

        At November 30, 2010, the Company had 1,941 non-vested share based awards that had a weighted average grant date fair value of $11.61. As of November 30, 2010, the Company had $11,140 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.9 years.

10.   Equity

        The Company's authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and, 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2010 there were 30,276 common shares outstanding. No other class of shares has been issued.

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

        Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2010, there were no preference shares outstanding.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2010 there were no deferred shares outstanding.

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

11.   Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's share option plans. Following the demerger of the Company's business from HIHL in 2000, the Trust holds shares of the Company. Assets held by the Trust are used to compensate current employees of the Company and former employees of HIHL and its subsidiaries. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2010 and 2009, the Trust held 62 and 266 common shares, respectively. The Trust has not made any new awards since 2004.

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

        The Company set up a new employee benefit trust in June 2004. This trust holds 95 common shares in Xyratex Ltd, included in unissued shares at November 30, 2010. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company.

12.   Credit facilities

        As of November 30, 2010, the Company has credit facilities with a major U.K. financial institution (the "Bank") under which it has a revolving line of credit which expires in October 2011 of up to $30,000 and an overdraft facility of up to $25,000. No amounts are outstanding under these facilities at November 30, 2010. Any amounts borrowed under the revolving line of credit facility would be repayable in 2011. Any amounts borrowed under the overdraft facility would be repayable on demand.

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

        The following table summarizes the foreign currency derivative contract activity:

Number of contracts
At November 30, 2008	41
Matured during the period	(43)
New contracts entered into during the period	28

At November 30, 2009	26
Matured during the period	(27)
New contracts entered into during the period	34

At November 30, 2010	33

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The fair value of derivative instruments and their location in the consolidated balance sheet as of November 30, 2010 and November 30, 2009 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	November 30, 2010	November 30, 2009
Asset derivatives	Other current assets	$697	$3,524

        The effect of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the year ended November 30, 2010 was as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized(1)	Gain (Loss) Reclassified(2)
Foreign exchange contracts	$682	$3,598

(1)
Amount recognized in AOCI (effective portion) net of tax of $186.

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

        The following table shows derivatives existing as of November 30, 2010 and November 30, 2009:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2010	2009
Nominal value of forward exchange contracts and options	$58,776	$36,209
Fair value of contracts—asset	$455	$3,311
Average rate of contract	$1.54	$1.51
Period end rate	$1.55	$1.65

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2010	2009
Nominal value of forward exchange contracts and options	$18,000	$6,000
Fair value of contracts—asset	$242	$213
Average rate of contract	$0.31	$0.28
Period end rate	$0.32	$0.30

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

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2010 and at November 30, 2009 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	November 30, 2010		November 30, 2009
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset position	$697	$697	$3,524	$3,524

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

14.   Commitments and Contingencies

        Operating Lease Commitments.    Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2010 are as follows:

Year Ending November 30
2011	$9,200
2012	8,473
2013	4,967
2014	1,787
2015	895
2016 and thereafter	1,130

Total minimum payments required	$26,452

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $7,787, $6,903 and $7,251 for the years ended November 30, 2010, 2009 and 2008, respectively.

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2010:

Amount of liability
Balance at November 30, 2007:	$3,543
Accruals for warranties issued during the year	3,765
Settlements made during the year	(3,354)

Balance at November 30, 2008:	$3,954
Accruals for warranties issued during the year	3,210
Settlements made during the year	(3,627)

Balance at November 30, 2009:	$3,537
Accruals for warranties issued during the year	6,055
Settlements made during the year	(4,007)

Balance at November 30, 2010:	$5,585

15.   Supplemental Cash Flow Information

        Cash paid for income taxes was $1,960, $2,197 and $1,264 for the years ended November 30, 2010, 2009 and 2008, respectively. Cash received from income taxes was $nil, $658 and $1,202 for the years ended November 30, 2010, 2009 and 2008, respectively. Cash paid for interest was $130, $54 and $114 for the years ended November 30, 2010, 2009 and 2008, respectively.

        Proceeds from the exercise of share options were $2,113, $87 and $2,044 for the years ended November 30, 2010, 2009 and 2008 respectively.

16.   Segment Information

        Description of segments.    The Company designs, develops and manufactures enabling technology in support of high-performance storage and data communication networks. The Company organizes its business operations into two product groups—NSS and SI, each of which comprises a reportable segment.

        Description of the Company's segments:

        NSS.    The Networked Storage Solutions division designs and manufactures a range of advanced, scalable data storage solutions for the Original Equipment Manufacturer (OEM) community.

        SI.    As the largest capital equipment supplier to the industry, the Storage Infrastructure division enables disk drive manufacturers and their component suppliers to meet today's technology and productivity requirements.

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

	Year Ended November 30,
	2010	2009	2008
Revenues:
NSS	$1,258,940	$762,028	$855,770
SI	342,943	105,863	193,946

Total Segments	$1,601,883	$867,891	$1,049,716

Gross profit:
NSS	$166,882	$97,981	$107,275
SI	114,427	28,202	52,566

Total Segments	281,309	126,183	159,841
Non cash equity compensation	(1,541)	(907)	(1,264)

Total	$279,768	$125,276	$158,577

Depreciation and amortization:
NSS	$12,337	$13,437	$11,908
SI	5,899	5,803	6,546

Total Segments	18,236	19,240	18,454
Corporate	3,873	2,896	2,198

Total	$22,109	$22,136	$20,652

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Geographic Information

	United States	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2010	$783,109	$228,393	$585,867	$4,514	$1,601,883
Year Ended November 30, 2009	$512,928	$134,370	$216,895	$3,698	$867,891
Year Ended November 30, 2008	$707,677	$132,345	$202,083	$7,611	$1,049,716
Long-lived assets (all non-current assets):
November 30, 2010	$8,547	$23,648	$21,666	$1,152	$55,013
November 30, 2009	$7,679	$22,815	$20,142	$1,056	$51,692
November 30, 2008	$10,192	$30,281	$17,158	$793	$58,424