Form 20-F
period 2011-11-30
XYRATEX LTD
filed 2012-02-24
CIK 1284823

Use these links to rapidly review the document

PART III

XYRATEX LTD
ANNUAL REPORT FOR THE YEAR ENDED
NOVEMBER 30, 2011

As filed with the Securities and Exchange Commission on February 24 , 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended November 30, 2011
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

27,567,837 common shares, par value $0.01 per share

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

Yes ☒        No ☐

          Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this Chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐        No ☒

INTRODUCTION

        Xyratex Ltd is a limited liability company incorporated under the laws of Bermuda. Xyratex Ltd was incorporated on April 10, 2002 and is registered with the Registrar of Companies in Bermuda under registration number EC 31989. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. We maintain a registered office in Bermuda at Clarendon House, Church Street, Hamilton, Bermuda. Our principal executive offices are located at Langstone Road, Havant PO9 1SA, United Kingdom and the telephone number for these offices is (011) 44 2392 496000. Our agent for service of process in the United States is Chris Sharman, 46831 Lakeview Blvd, Fremont, California 94538, USA (telephone: (510) 687 5200).

        We conducted an initial public offering in the United States and listing of our common shares on the Nasdaq National Market on June 29, 2004. Our common shares trade on The NASDAQ Stock Market LLC under the symbol "XRTX" and are listed on the NASDAQ Global Select Market.

        Our business began as part of IBM Corporation in 1966. We conducted our business as a manufacturing and development operation until December 1994, at which time we separated from IBM in a management buy-out. Today Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry. Xyratex has over 25 years of experience in research and development relating to disk drives, storage systems and manufacturing process technology.

        In this Annual Report, except as otherwise indicated or as the context otherwise requires, the "Company," "Group," "Xyratex," "we," "us" and "our" refers to Xyratex Ltd and its subsidiaries.

INDUSTRY DATA

        In this Annual Report, we refer to information regarding the enterprise data storage market and the HDD capital equipment market from the following independent research companies: Gartner and International Data Corporation or IDC.

        The Gartner Report described herein, (the "Gartner Report") represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report are subject to change without notice.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure and investment plans; adequacy of capital; and financing plans. The words "aim," "may," "will," "expect," "anticipate," "believe," "future," "continue," "help," "estimate," "predict," "potential," "plan," "intend," "should," "could," "would," "shall" or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see "Part I, Item 3D—Risk Factors" and "Part I, Item 5—Operating and Financial Review and Prospects (Management's Discussion and Analysis of Financial Condition and Results of Operations)."

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

Item 3A:    Selected Financial Data

        The following selected consolidated financial data, set forth below for each of the last five fiscal years, is not necessarily indicative of results of future operations and should be read in conjunction with "Part I, Item 5: Operating and Financial Review and Prospects (Management's Discussion and Analysis of Financial Condition and Results of Operations)" and the Consolidated Financial Statements and related notes thereto included in "Part III, Item 18: Financial Statements," to fully understand factors that may affect the comparability of the information presented below.

        The selected historical consolidated statement of operations data for the years ended November 30, 2011, 2010 and 2009 and balance sheet data as of November 30, 2011 and 2010 presented below have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2008 and 2007 and balance sheet data as of November 30, 2009, 2008 and 2007 presented below have been derived from the audited consolidated financial statements not included in this report.

	Year Ended November 30,
	2011	2010	2009	2008	2007
	(U.S. dollars in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Networked Storage Solutions	$1,324,547	$1,258,940	$762,028	$855,770	$693,990
Storage Infrastructure	123,929	342,943	105,863	193,946	237,643

Total revenues	1,448,476	1,601,883	867,891	1,049,716	931,633

Gross profit:
Networked Storage Solutions	212,654	166,882	97,981	107,275	100,573
Storage Infrastructure	10,242	114,427	28,202	52,566	69,716
Non-cash equity compensation	(824)	(1,541)	(907)	(1,264)	(1,238)

Total gross profit	222,072	279,768	125,276	158,577	169,051

Operating expenses:
Research and development	115,558	92,705	71,062	85,897	77,559
Selling, general and administrative	66,377	60,002	56,463	63,686	61,977
Amortization of intangible assets	4,176	3,669	3,939	4,882	7,304
Impairment of goodwill	—	—	—	34,256	—
Impairment of intangibles	2,230	—	—	—	—
Restructuring costs	2,750	—	5,898	—	—

Total operating expenses	191,091	156,376	137,362	188,721	146,840

Operating income (loss)	30,981	123,392	(12,086)	(30,144)	22,211
Other income	—	—	—	—	890
Interest income, net	392	45	114	1,618	3,283

Income (loss) before income taxes	31,373	123,437	(11,972)	(28,526)	26,384
Provision (benefit) for income taxes	3,076	(15,991)	4,442	19,383	(1,725)

Net income (loss)	$28,297	$139,428	$(16,414)	$(47,909)	$28,109

Net earnings (loss) per common share—basic	$0.96	$4.63	$(0.56)	$(1.64)	$0.97
Net earnings (loss) per common share—diluted	$0.92	$4.46	$(0.56)	$(1.64)	$0.94
Cash dividends declared per share	$0.11	—	—	—	—
Weighted average common shares (in thousands) used in calculating net earnings (loss) per share:
Basic	29,605	30,101	29,402	29,157	28,985
Diluted	30,631	31,270	29,402	29,157	29,866

	As of November 30,
	2011	2010	2009	2008	2007
	(U.S. dollars in thousands except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$132,630	$90,842	$51,935	$28,013	$70,678
Working capital	292,355	297,405	161,277	145,653	161,922
Total assets	593,703	580,982	354,250	373,187	410,275

Total debt	—	—	—	—	—

Total shareholders' equity	$369,174	$367,331	$219,238	$213,589	$273,261

Number of shares issued and outstanding:
Common shares (in thousands)	27,568	30,276	29,461	29,146	29,117

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

        We derive a substantial portion of our revenues from a relatively small number of customers. In our 2011 fiscal year, sales to our top six customers accounted for 93% of our revenues with sales to NetApp Inc., Dell Inc. and IBM accounting for 42%, 22% and 13% of our revenues respectively. In our 2010 fiscal year, sales to our top six customers accounted for 91% of our revenues with sales to NetApp, Dell, Seagate Technology PLC and IBM accounting for 41%, 14%, 13% and 11% of our revenues respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose any one or more of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

        Additionally, if there is further consolidation within our industry or among our customer base, this may lead to reduced demand for our products, replacement of our products by the combined entity with those of our competitors and cancellations of orders. These consolidated customers may have increased leverage in negotiating prices and other terms of sale. For example, we believe the proposed acquisition of Hitachi Global Storage Technologies (HGST) by Western Digital (WD) led to reduced demand for our capital equipment products in 2011.

        In 2008, we reached an agreement with NetApp which enabled them to utilize contract manufacturers, under license, as an alternative source for a proportion of the products we supply. Any further penetration of contract manufacturers into our major customers could adversely affect our revenues and financial condition.

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

        Customer demand is cyclical in the technology industry in general, and the HDD capital equipment market in particular. One reason for the particular variability in demand for these products is that, for our customers, the decision to invest in new or upgraded production facilities is a strategic decision that involves a significant commitment of their financial resources. A customer's decision is dependent upon several factors, including its financial condition, the condition and obsolescence of its existing production facilities, the expected demand for its products, product or technology changes and general confidence in its business. Our revenues are likely to continue to reflect the cyclical nature of the technology industry.

        Demand for our HDD capital equipment products is also linked to developments in the disk drive market. The market for disk drives has historically experienced periods of production over-capacity which have in turn led to the deterioration of market prices for data storage products. Consolidation activity could impact the normal pattern of demand versus supply as the hard disk drive customers move business away from the consolidated entity to achieve an independent dual source strategy. Competitive activity usually increases during this period of market share realignment as each company tries to grow its share which often results in increased disk drive inventories in the channel. The confidence of our customers to invest in new disk drive production equipment does not usually recover until supplies of disk drives are reduced or new technologies are introduced. Future over-capacity and further consolidation in the disk drive market could result in a significant decrease in demand for our products, and this could significantly harm our financial condition.

        Because original equipment manufacturers comprise a substantial portion of our customer base, we have limited control over the volume and pricing of our products, which could significantly harm our financial condition.

        We sell our enterprise data storage products primarily to original equipment manufacturers, or OEMs, and our capital equipment products primarily to disk drive manufacturers. As a result, the quantity of products that we sell is significantly affected by our OEM customers' volume requirements, over which we have little control. We are subject to continued pricing pressures from our customers, particularly our OEM customers. If these volume requirements decrease or pricing pressures increase, our financial condition could be significantly harmed.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below for our 2011 and 2010 fiscal years.

Quarter	Revenues	Net Income (Loss)
	(unaudited) (U.S. dollars in thousands)
First Quarter 2010	$318,966	$26,277
Second Quarter 2010	455,899	43,662
Third Quarter 2010	430,236	37,234
Fourth Quarter 2010	396,782	32,255
First Quarter 2011	360,499	4,686
Second Quarter 2011	338,548	(4,562)
Third Quarter 2011	361,836	9,657
Fourth Quarter 2011	$387,593	$18,516

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

        We derive a significant proportion of our sales from the sale of disk drives as components of our enterprise storage systems and the market is highly competitive and subject to intense pricing pressures. Our sales related to disk drives generate lower gross margins than other components of our enterprise storage systems. As a result, if we sell systems with greater disk drive content our overall gross margins may be negatively affected.

        Our gross margins have been and may continue to be affected by a variety of other factors, including:

  •
  HDD and other component costs.

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

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including Dot Hill Systems Corp, MiTAC International Corporation and Sanmina-SCI Corporation (doing business as Newisys), together with larger suppliers such as EMC Corporation and Hitachi, Ltd.;

  •
  electronic manufacturing services (EMS) companies acquiring the necessary skills and intellectual property to enter the enterprise data storage marketplace. For example, Sanmina-SCI competes with us through its subsidiary, Newisys, a company formed after the acquisition of certain assets from Adaptec Inc., a competitor to our enterprise storage systems business;

  •
  companies providing capital equipment to disk drive manufacturers, including existing suppliers of products such as Hitachi High-Technologies Corp. and Teradyne, Inc.;

  •
  in-house development efforts by existing and potential customers; and

  •
  collaborations between in-house development teams and a combination of EMS, contract electronic manufacturing (CEM) or emerging technology companies.

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

        Deterioration in global economic conditions may have an adverse impact on our results of our operations and financial condition.

        The impact of the global financial crisis and sovereign debt crisis in Europe continues to be a cause of concern despite concerted efforts by certain governments and international institutions to contain the adverse effect of these events on the global economy. Global financial and credit markets have been extremely unstable and unpredictable and economic conditions in some of the countries in which we operate have been weak. The instability of the credit markets and weakness of the global economy could continue to adversely affect the demand for our products and our customers' products, the amount, timing and stability of their orders from us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, our suppliers' and customers' ability to fulfill their obligations to us and the ability of our customers, our suppliers and us to obtain credit. These factors could adversely affect our operations and financial condition.

        The success of our business depends on the continued high growth of the volume of digital information. If this growth does not occur at the rate anticipated our business may be significantly harmed.

        All of our products find application in the data storage market. If the growth that we and others have forecasted in the data storage market does not occur at the rate we expect, our business may be significantly harmed.

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

        The markets for our products are characterized by frequent technological innovation. If we do not successfully develop new products in a timely manner, or the market for our products declines, our future operating results and competitive position could be significantly harmed.

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

        The markets for our products are also characterized by technological change driven in part by the adoption of new industry standards. These standards coordinate the natural competitive behavior within the technology spaces and provide mechanisms to ensure technology component interoperability can occur. If any of our markets or technology space becomes completely defined by such standards it would reduce any capability for differentiation or innovation and our affected products would revert to commodity status. This could lower the barriers to entry to our market away from our specialist research and development skills and enable entry for the general-purpose design skills found in some large EMS and CEM companies. Commodity markets are driven by extremely low margins and very aggressive competitive pricing. If our market becomes more commoditized and we fail to deliver innovative value-added alternatives to our customers, we will have great difficulty competing against the larger EMS and CEM companies and our financial condition could be harmed.

        In addition, cloud computing has emerged whereby applications and data are hosted, accessed and processed through a third-party provider over a broadband internet connection, potentially reducing the need for among other things, the amount of storage needed within personal computers. This trend could cause the market for our HDD capital equipment to decline over time, which could harm our business.

        We are dependent on single source suppliers and limited source suppliers for certain key components and subassemblies.

        Our manufacturing process depends on the availability and timely supply of components and subassemblies which meet our specifications and quality demands. Some of the components that we integrate into our own products are highly specialized and may only be available from a single source or a limited number of suppliers, particularly semi conductor and HDD suppliers. In addition, we depend on Flextronics International Ltd. as our sole source supplier for the provision of electronic printed circuit board assemblies (PCBAs). We are dependent on a number of other companies as sole source suppliers for certain subassemblies. Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Moreover, if any of our suppliers were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, our suppliers may go out of business, be impacted by natural disasters or may cease production of components, and it can take a substantial period of time to qualify a new supplier of components. Moreover, we obtain these components through purchase order arrangements and do not have long-term supply agreements in place with our suppliers.

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

        As a result, our sales cycle is often in excess of one year, and the length of our sales cycle is frequently unpredictable. In addition, the emerging and evolving nature of the market for the products that we sell may lead prospective customers to postpone their purchasing decisions. We invest resources and incur costs during this cycle that may not be recovered if we do not successfully conclude sales. These factors lead to difficulty in matching revenues with expenses, and to increased expenditures which together may contribute to declines in our results of operations and our share price.

        We operate in North America, Asia and Europe and we cannot predict the impact that risks typically associated with conducting business internationally will have on our business.

        We have operations in the United States, Asia and the United Kingdom, and we are currently establishing an operation in Mexico. We market and sell our products throughout the world. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

  •
  significant currency fluctuations between the U.S. dollar (in which our revenues are principally denominated) and the U.K. pound (in which certain of our costs are denominated);

  •
  complexities of managing our operations in the United States, Asia and the United Kingdom;

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

  •
  the impact of an outbreak of a viral pandemic, such as swine flu, severe acute respiratory syndrome or the avian flu virus, on our employees or suppliers; and

  •
  the impact of a natural disaster or severe weather affecting a large geographical region, such as the recent flooding in Thailand, which could affect either supply lines, our ability to produce products internally, deliver our products or our customers' ability to pay or purchase new products and require us to invest in extensive plant and machinery to protect our buildings and production operations.

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

        We operate in the data storage technology market. Our key management and technical staff are currently located in the United Kingdom, the United States and Asia. There is strong competition for the highly qualified management and technical personnel with experience in our markets that we need to run our business and to develop new technologies and products. In California, in particular, the rate of turnover of key personnel in our markets is high. Our future success depends in part on our continued ability to hire and retain well-qualified technical personnel. We also rely heavily on our senior management and their ability to maintain relationships with our key customers. Many of our senior managers would be difficult to replace. In addition, we do not maintain key-person life insurance on any member of our senior management, with the exception of our Chief Executive Officer. The loss of any of our key management or technical personnel could significantly harm our financial condition.

        We may incur expenses related to obsolescence or devaluation of unsold inventory, or to reserves necessary to protect us against future write-offs of unsold inventory.

        Failure by us to accurately estimate product demand could cause us to incur expenses related to obsolescence or devaluation of unsold inventory. Due to the nature of our sales arrangements and supply and production arrangements, we may carry a significant amount of unsold inventory. As part of our internal controls, we have comprehensive inventory controls which include management approval for significant inventory purchases and monthly reviews of inventory levels and obsolescence. In our 2011 fiscal year, we recorded reserves related to inventory obsolescence of approximately $7 million as a result of reduced forecast demand for our products. Historically, our costs related to obsolescence have been less than 0.5% of revenues. If we fail to accurately estimate product demand in the future, our inventory may lose value or become obsolete before it is sold. This may require us to increase our reserves for obsolete inventory, which could significantly harm our financial condition.

        If our Malaysian subsidiary ceases to receive favorable tax treatment by the Malaysian government we may be subject to tax liability that could significantly harm our financial condition.

        A large proportion of our capital equipment revenues and a significant proportion of our enterprise data storage product revenues are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government. These are currently in force until May 2012 for our capital equipment products, for which we have applied for an extension, and 2017 for our enterprise data storage products. Our favorable tax treatment in Malaysia is dependent upon the success of meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

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

        The business in which we operate is governed by environmental laws and regulations. European examples include the WEEE (waste electrical and electronic equipment), RoHS (restriction of hazardous substances) and REACH (registration, evaluation and authorisation of chemicals) Directives. Increasingly, more countries are introducing environmental legislation. Also, our major customers are introducing their own restrictions and requirements on the substances we can use within the products we supply to them.

        We may be required to expend significant amounts of both time and money to ensure that we are in compliance with these new country and customer requirements. In addition, any changes to these laws or requirements (or their interpretation and enforcement) may require us to make significant changes to our products or our manufacturing processes.

        If we fail to comply with environmental laws and regulations that affect our products, we could incur criminal or civil fines, penalties or other damages, which could be substantial. We might also have restrictions or limitations placed on our business operations that could have an adverse effect on our financial results. Failure to comply with our customers' environmental requirements could result in the loss of one or more of our customers or reduced orders from our customers, which could significantly harm our financial condition.

        Failure to comply with increasing corporate social responsibility (CSR) legislation and the CSR requirements of our customers could result in fines and civil or criminal sanctions and adversely affect our business.

        There is an increasing amount of CSR legislation which affects the business in which we operate. Recent examples include the Dodd-Frank Wall Street Reform Act of 2010 and the California Transparency in Supply Chains Act of 2010.

        The Dodd-Frank Wall Street Reform Act of 2010 proposes to hold U.S. companies responsible for tracing and auditing their supply chain for minerals from eastern Congo to ensure that they are not funding armed groups. After these requirements become effective, Xyratex will have to trace, audit and certify that minerals used within its products are supplied from conflict-free mines. This could result in Xyratex having to change the supplier for certain components, if they cannot be proven to be conflict-free minerals.

        The California Transparency in Supply Chains Act of 2010 became effective on January 1, 2012. This act requires retailers and manufacturers who do business in the state of California and have gross worldwide sales of more than $100 million to be transparent about the efforts (if any) they have undertaken to eradicate slavery and human trafficking in their supply chain. Failure to comply with this act could lead to an injunction brought by the California Affiliate Attorney General.

        In addition, our customers are increasingly imposing conditions on us related to CSR.

        If we fail to comply with all CSR related laws and regulations that affect our products, or if we cannot comply with our customers' CSR requirements, we might have restrictions or limitations placed on our business operations, be subject to fines and penalties or be subject to the loss of customers or reduced orders, any of which could have an adverse effect on our financial results.

        We may be subject to disruptions or failures in our information technology systems and network infrastructures that could have a material adverse effect on us.

        We rely on the efficient and uninterrupted operation of complex information technology systems and network infrastructures to operate our business. We also hold large amounts of data in various data center facilities upon which our business depends. A disruption, infiltration or failure of our information technology systems or any of our data centers as a result of software or hardware malfunctions, system implementations or upgrades, computer viruses, third-party security breaches, employee error, theft or misuse, malfeasance, power disruptions, natural disasters or accidents could cause breaches of data security, loss of intellectual property and critical data and the release and misappropriation of sensitive competitive information and partner, customer and employee personal data. Any of these events could harm our competitive position, result in a loss of customer confidence, cause us to incur significant costs to remedy any damages and ultimately materially adversely affect our business and financial condition.

        While we have implemented a number of protective measures, including firewalls, antivirus, patches, data encryption, audit logs, routine back-ups with offsite retention of storage media, system audits, data partitioning, routine password modifications and disaster recovery procedures, such measures may not be adequate or implemented properly to prevent or fully address the adverse effect of such events.

        We may identify weaknesses and/or deficiencies with our controls over financial reporting when evaluating these controls for compliance with section 404 of the Sarbanes-Oxley Act.

        We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to report annually on our evaluation of our internal controls over financial reporting. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2011, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management's time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

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

        We are a data storage technology company. Stock markets generally have recently experienced extensive price and volume fluctuations, and the market prices of securities of technology companies in particular have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our share price has been subject to significant volatility, with a closing price per share on The NASDAQ Stock Market LLC as high as $20.45 and as low as $7.58 during our 2011 and 2010 fiscal years. These market fluctuations are likely to continue to result in extreme volatility in the price of our common shares. You should also be aware that price volatility may be more pronounced if the trading volume of our common shares is low.

        Our principal shareholders and management own a significant percentage of our company and will be able to exercise significant influence over our company, and their interests may differ from those of our other shareholders.

        Our executive officers and directors and principal shareholders and their affiliated entities together control approximately 24.0% of our issued and outstanding common shares. Accordingly, these shareholders, if they act together, have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

        Holders of our common shares may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. We are a Bermuda company and, accordingly, we are governed by the Companies Act 1981 of Bermuda, as amended. The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including:

  •
  Interested director transactions:  Under the terms of our bye-laws, any director, or any director's firm, partner or any company with whom any director is associated, may act in a professional capacity for the company, other than as auditor, and such director or such director's firm, partner or such company is entitled to remuneration for professional services. Our bye-laws require that a director who is directly or indirectly interested in a proposed contract or arrangement declare the nature of that interest as required by the Companies Act 1981, but after such a declaration, unless disqualified by the Chairman of the relevant board meeting, such director may vote in respect of any contract or proposed contract or arrangement in which he or she is interested and may be counted in the quorum at such meeting. U.S. companies are generally required to obtain the approval of a majority of disinterested directors or the approval of shareholders before entering into any transaction or arrangement in which any of their directors has an interest, unless the transaction or arrangement is fair to the company at the time it is authorized by the company's board of directors or shareholders.

  •
  Business combinations with interested shareholders:  U.S. companies in general may not enter into business combinations with interested shareholders, namely certain large shareholders and affiliates, unless the business combination has been approved by the board of directors in advance or by a supermajority of shareholders or the business combination meets specified conditions. Under Bermuda law, and under our bye-laws, our board of directors may approve certain business combinations with interested shareholders without the need for a shareholder vote although certain business combinations, such as amalgamations, an arrangement under Bermuda law whereby two corporate entities combine and continue as a combined corporate entity but where neither of the original corporate entities cease to exist, usually require shareholder approval.

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

  •
  Limitations on directors' liability:  Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or in the right of the company, against any director, except with respect to claims or rights of action arising out of the fraud or dishonesty of a director. This waiver may have the effect of barring certain claims against directors arising under U.S. federal securities laws. In general, U.S. companies may limit the personal liability of their directors as long as they acted in good faith and without knowing violation of law.

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

ITEM 4:    INFORMATION ON THE COMPANY

Item 4A:    History and Development of the Company

        See "Introduction."

Item 4B:    Business Overview

Company Overview

        Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry.

        Our product and solution portfolio for the enterprise data storage industry includes storage enclosures, integrated application platforms and high performance computing (HPC) data storage solutions. Our HDD based storage subsystems support a range of high-speed communication technologies to meet demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs, including Solid State Drives (SSDs), to be created from a standard set of interlocking technology modules. Using data published by an independent research company on the number of petabytes shipped in 2010 and 2011, we estimate that we are responsible for between 17% and 19% of the annual worldwide enterprise storage system storage capacity shipments through our original equipment manufacturer (OEM) customer base. (A petabyte is a unit of measure equal to one million gigabytes (GBs) of data.) According to IDC, Xyratex is recognized as the world's largest OEM supplier by revenue for the last three years (2008-2010) and represented 43.9% of the OEM market share. (Worldwide Enterprise Storage Systems 2010 Vendor Shares, IDC, Document #229828, October 2011).

        Our capital equipment product portfolio for the HDD industry includes process, inspection and test equipment utilized in drive processing systems (DPS) and drive component technologies (DCT). Our DPS product range includes both fully automated and manual solutions for controlling the HDD operating environment during the final assembly and test of both 2.5 inch and 3.5 inch HDDs. Our DCT product range is composed of automated solutions to process and test HDD components during the manufacturing process. The product range includes substrate and media inspection systems, servo track writers, and head testing, automation, attitude measurement, and defect detection systems. We estimate that approximately 50% of the industry's hard drives are processed on our equipment.

        We have over 25 years of experience in research and development relating to HDDs, data storage systems and manufacturing process technology. This experience has enabled us to establish long-term strategic relationships with customers and related technology suppliers. We believe that we have developed a leadership position in the market with a consistent focus on innovation. We have delivered compelling market advantages to our customers through innovation in data storage system and capital equipment products that complement our customers' core competencies and objectives such as an automated test process solution for the HDD industry and new storage system interface technologies for enterprise data storage systems. Our customers have been able to leverage the time to market and cost/performance benefits of these technologies before many of their competitors. Our leadership position continues to be enhanced with innovation in all of our data storage solutions. These innovations include scalable HPC data storage architectures, integrated power and memory protection modules, greater data center level efficiencies through denser product design, high availability application controllers and software that provides a common interface for an appliance and management software design that can be leveraged across current and new products.

        Our patent portfolio continues to reflect our innovation with 438 filings worldwide as of November 30, 2011. In addition, we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets. Our involvement with these organizations helps to provide insight to the emerging needs of the storage market.

        Our technology and design capabilities are complemented by our global manufacturing and configuration services to deliver a customer package unique to the industry. We support our customers through production facilities in Sacramento and Fremont in California, United States; Seremban, Malaysia; and Havant, United Kingdom.

        We sell our enterprise data storage solutions primarily to OEMs, and our HDD capital equipment products primarily to HDD manufacturers or their component suppliers. We form long-term strategic relationships with our customers, which include companies such as Dell, Hewlett Packard, or HP, Hitachi, IBM, NetApp, Seagate Technology and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

        We believe that we derive advantages from the technology and skill synergies and requirements throughout our product and solutions portfolio. All of our products require the integration of many types of high-speed HDD technologies into a range of high-density, high-availability, scalable solutions.

Industry Overview

        Worldwide storage demand continues to increase, driving the HDD capacity growth from 317,935 petabytes in 2010 to an expected 1.80 million petabytes by 2015 (Source: Competitive Landscape: All Giants, No Dwarfs; Alliance and Abdication in the Hard-Disk Drive Markets, John Monroe, Gartner, February 2012). Our customers continue to view data storage as strategic to their business. This is largely driven by the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications (such as e-mail communications and databases) and vertical applications (such as medical imaging, multimedia, cloud computing and HPC), which have collectively fueled an increase in demand for data storage capacity.

        The adoption of virtualized technologies, the replication of information to improve recoverability, availability, data retention mandates, as well as the significant growth in the creation and archiving of unstructured data (fixed content) in both traditional business and emerging cloud-based businesses changes the scope and the type of storage systems that need to be deployed to customers. This growing diversification of markets and customers, coupled with the volatility in the market, creates both challenges and opportunities for Xyratex. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to recent IDC data, shipments of enterprise storage in terms of petabytes are expected to increase at a compound annual growth rate (CAGR) of 47.1% through 2015; reaching over 112,743 petabytes in 2015 (Worldwide Enterprise Storage Systems 2010 -2015 Forecast Update, IDC, Document #231051, November 2011). The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating HDDs, driving an increase in both HDD unit volumes and average storage capacities. NAND Flash based drives, called SSDs, are also now shipping in Xyratex and competitive storage systems. While we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, SSDs are now providing a higher performance tier of storage, Tier-0, that is enhancing the performance of our storage systems. Given the capacity limitations on SSDs, the impact is currently expected to be minimal to the overall forecast, with SSDs expected to contribute approximately 3,932 petabytes, or 2% of enterprise storage, in 2015 (Worldwide Solid State Drive 2011-2015 Forecast Update, IDC, Document #232219, December 2011).

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

        There are a number of macro drivers that affect the markets we serve and fuel the demand for enterprise data storage solutions and capital equipment, some of which are as follows:

  •
  Cloud Computing:  We believe cloud computing brings new architecture demands that are influencing the enterprise data storage market. Emerging public cloud service providers have a diverse range of storage requirements which could provide large opportunities for existing OEM customers and potentially a new market opportunity for Xyratex and bulk storage providers. In order to address the needs of cloud computing, cloud service providers must build new data centers that focus on scalability, availability and efficiency. IDC predicts the investment that providers will make in the infrastructure (storage, software and professional services) will represent a significant portion of incremental IT spending. The combined spending for public and private cloud storage is expected to be $22.6 billion by 2015 (Source: Worldwide Enterprise Storage for Public and Private Cloud 2011-2015 Forecast: Enabling Public Cloud Service Providers and Private Clouds, IDC, Document #230283, September 2011). As this trend continues to gain pace, we anticipate the needs of this market to bear close resemblance to the needs of the enterprise market in terms of quality, performance and availability, enabling our OEM customers to increase their market footprint through Xyratex products. Our data storage solutions are suitable for cloud-based service providers that incrementally need to scale-up or scale-out or both ('scale-up' means to add storage resources without adding compute/ performance nodes in a system, 'scale-out' means adding compute/performance nodes and often storage resources in a system).

  •
  Tablet and Smart Phone Proliferation:  Mobile devices are driving a change in the IT infrastructure and are also providing new avenues for users to create and consume content. Mobile devices (such as tablets, smart phones and eBook readers) are expected to out-ship PCs by more than a 2-to-1 ratio in 2012 while mobile device spending is expected to grow by 23%, driving 43% of growth in IT spending. (Source: IDC Predictions 2012: Competing for 2020, IDC, Document #231720, December 2011). Given the limited storage capacity on these devices, we believe the content created and consumed by tablets and smart phones must be stored on either a separate personal device, on an enterprise storage system or in the cloud. The 2011 Digital Universe Study by IDC states that approximately 75% of the information is created by individuals; however, corporations will touch 80% of that information in its lifecycle. (Source: IDC Digital Universe Study, sponsored by EMC, June 2011). We believe this trend is a net positive for Xyratex, as data created by these devices is driving storage demand.

  •
  Social Media:  Social networking sites like Facebook, YouTube and LinkedIn, provide an outlet for consumers to post user generated content, which is driving significant storage growth. The addition of new users and uploaded content has increased significantly over the last several years. Facebook claims over 800 million users worldwide in December 2011 (up from 350 million in 2010) who combined posted over 250 million photos every day. LinkedIn claims over 100 million active users in 2011 and YouTube claims over 48 hours of video were uploaded every minute in 2011 (up from 24 hours of video a minute in 2010). The storage needs of this market are served by the traditional storage market as well as the expanding cloud storage environment.

  •
  High Performance Computing:  Storage for HPC is the fastest growing subcategory in the broader HPC market (server, storage, middleware, applications and services) and represents a new market opportunity for Xyratex. IDC predicts that storage revenue in the HPC market will grow at 10.1% CAGR through 2014 which will account for $4.9 billion in revenue and approximately 20% of all HPC expenditures (Source: The Broader HPC Market: Servers, Storage, Software and Services, IDC, Document #228114, May 2011). To address this market, Xyratex introduced the ClusterStor™ 3000 in June 2011. The HPC market consists of large research organizations, educational institutions, commercial research applications and cloud data analytics.

  •
  Media and Entertainment:  As with the traditional data center market, the media and entertainment industry has also been experiencing a transition over the last several years with the adoption of high definition (HD) and three-dimensional (3D) technologies, improved computer-generated imagery (CGI), the addition of alternative delivery models (such as video on demand) and digitization and archive of movies and television shows. We believe that the creation and distribution of entertainment content is the largest driver in the growth of digital storage. Acquiring, editing, archiving and distributing digital content together with increasing distribution over the internet and digital cinema technology deployment all require large amounts of storage. According to IDC, rich media makes up over half of all digital content and is expected to account for 4.96 zettabytes of data created in 2015. (A zettabyte is a unit of measure equal to one million petabytes.) (Source: IDC Digital Universe Study, sponsored by EMC, June 2011). Our Integrated Application Platform and storage enclosures allow OEMs to deliver customizable solutions that address the demands of the media and entertainment industry.

  •
  Increasing HDD Volumes:  HDD unit volumes as well as the industry's transition to higher capacity HDDs directly affect our sales of Drive Processing Systems. Personal computers, personal storage devices, consumer electronics as well as enterprise drives accounted for 651 million units shipped in 2010. The industry is expected to continue to grow as a result of digital content demand creating a need for low-cost, high capacity solutions which are provided by HDDs. The number of HDD units sold is forecast to increase at a 5.5% CAGR to 853 million in 2015 (Source: Competitive Landscape: All Giants, No Dwarfs; Alliance and Abdication in the Hard-Disk Drive Markets, John Monroe, Gartner, February 2012). Specifically, the transition to higher capacity HDDs increases demand for our DPS equipment because these drives require longer process test and characterization times which results in an increase in the number of servo-fill, serial input-output and interface test cells. We estimate the average HDD capacity to be 705 GB in 2011 with forecast growth to 2.11TB in 2015 (Source: Competitive Landscape: All Giants, No Dwarfs; Alliance and Abdication in the Hard-Disk Drive Markets,

    John Monroe, Gartner, February 2012). (A terabyte (TB) is a unit of measure equal to one thousand gigabytes.)

  •
  Increasing HDD Component Volumes:  HDD component unit volumes are driven by industry demand for HDD units as well as the number of components per drive. IDC writes in its report (Worldwide Hard Disk Drive 2011 - 2015 Forecast: Transformational Times, IDC Document #228266, May 2011), "Areal density growth is slowing, meaning HDD capacity points will elongate, resulting in slightly higher component usage per drive for key HDD components, and also potentially an increasing number of new, very incrementally higher-capacity HDDs." (Areal density is the storage capacity per square inch on the recording surface of a disk.) Based on this, and our current understanding of future technology transitions, we believe the industry is heading into a period of slower areal density growth. It therefore seems likely that HDD manufacturers will need to increase the components per drive in order to continue to provide higher capacity drives and keep pace with digital content growth. We believe that this phenomenon will drive further demand for our DCT equipment.

  •
  Introduction of New HDD Technologies:  Enabling the industry to continue providing increasing disk capacities will require innovations such as shingled writing, heat assisted magnetic recording (HAMR), microwave assisted magnetic recording (MAMR), dual stage actuators (DSA) and bit patterned media (BPM). Technologies such as these will enable the continuing growth of areal density while continuing to increase production capacity to satisfy the capacity demand and will therefore require significant capital investments by the industry.

  •
  Server Virtualization:  Server virtualization allows for one-to-many virtual servers to be created within one physical server which allows organizations to achieve an earlier return on investment. The adoption of server virtualization has caused server growth to slow down significantly; however, it has increased spending on data storage. We believe that for every dollar that is spent on server virtualization, organizations spend an additional $5 or more on data storage.

Company Products

        Our product and technology portfolio includes products designed for the enterprise data storage industry and the HDD industry. Our deep understanding of disk drive technologies, together with the innovation needed to manage and integrate disk drives into test platforms and enterprise systems, is core to Xyratex's technology and expertise, building on over 25 years of product development. We are seeing increasing advantages from the technology and skill synergies and requirements across our product and solutions portfolio.

Enterprise Data Storage Market

        We design, develop and manufacture modular, scalable, high performance, high-density, high-availability, reliable and flexible enterprise data storage solutions. Our products are generally aimed at the enterprise and high performance computing markets where the need for reliability, availability and serviceability (RAS) is important to the viability of the overall solution. These solutions are available as storage enclosures, application platforms and HPC solutions.

        OneStor™ Storage Enclosures are modular enclosures that currently house between 12 to 84 enterprise and/or solid state disk drives and support 6Gb/s serial attached small computer system interface (SAS) input/output (I/O) modules that can be updated as new technologies are made available to carry even higher bandwidth from solid state disk (SSD) or hard disk drive (HDD) storage to host connections. Our enclosures provide a common technology platform that reduces qualification time for our OEM customers and includes our management interface software, standardized across enclosures and provides easy integration as new platforms become available. These enclosures reside behind server, or appliance heads, to provide expansion storage. These systems offer our customers the flexibility of utilizing SSD and HDD technologies in either the 3.5 inch or 2.5 inch form factors. Our ultra dense eighty-four drive enclosure is leading the industry with over 16 large form factor drive slots per rack unit height. This enclosure, designed for optimal density, power, cooling, availability and serviceability, we believe positions Xyratex as a leader in this critical segment and provides our OEM customers with an unmatched density advantage over their competitors, critical in markets such as cloud storage and storage for HPC.

        OneStor Integrated Application Platforms include the OneStor embedded storage platforms which incorporate embedded server modules into our OneStor storage enclosures using the same standard form factor as our I/O modules and OneStor Storage application platforms which can deliver more processing, memory, and I/O channels to the most demanding storage solutions. All of the integrated application platforms can be introduced into a combined solution or may leverage our modular enclosures for storage expansion.

        These solutions eliminate additional hardware cost, cabling and complexity of installation as well as minimizing footprint requirements. OneStor integrated application platforms delivers enterprise management and serviceability through our Unified Storage Management (USM) software that includes features such as Command Line Interface (CLI) over Local Area Network (LAN), Keyboard/Video/Mouse over IP (iKVM), and an expanded management interface software that is accessible through Intelligent Platform Management Interface (IPMI) or SCSI Enclosure Services (SES) communication standards. Different solutions support different workload/application types, performance requirements, reduction of hardware and serviceability costs. Integrated application platforms are ideal platforms for OEMs to offer their customers more powerful solutions as scale-out storage systems, converged infrastructures, or as part of an integrated computing platform. Various data and storage network connections can be integrated into the storage enclosures, making them excellent platforms to address the requirements of the healthcare, video, IP storage, data de-duplication and cloud storage markets.

        HPC Solutions are rack-scale solutions that consolidate controllers, our storage enclosures and application platforms, operating system, data protection, Lustre® File System and our new scalable management software into a highly optimized scale-out storage platform that can be deployed in hours rather than weeks. These solutions are designed to meet the emerging and future needs of computing systems such as greater performance scale, higher densities, ease of management, and increased availability and reliability. These solutions are designed from the ground up for high performance computing that focus in areas such as scientific research, simulation, climate modeling and oil and gas exploration. ClusterStor is a new architectural approach in HPC data storage eliminating the bottleneck that previous storage architectures create as organizations grow their environment. ClusterStor 3000 is our first solution designed to take advantage of this architecture focused on delivering balanced linear performance and capacity scalability as HPC requirements increase.

        Our hardware and software design enables us to provide highly modular, energy efficient products both as generic designs and OEM specific derivatives. Our products provide the high speed digital interfaces to HDDs and SSDs using fibre-channel (FC), SAS and serial advanced technology attachment (SATA) technologies. These interfaces are provided with redundancy and enhanced diagnostic capabilities ensuring system availability even during maintenance. Disk drives must be provided with an essentially benign physical environment with effective cooling and mechanical structure to ensure that reliability is not compromised. Improvements in the design and materials ensure maximum efficiency and device management as well as end of life recyclability, all of which combine to provide a more ecologically friendly and power efficient product.

        Our enterprise data storage products are internally managed by a range of firmware modules and features. These firmware modules can monitor the performance of the subsystem, create high-availability environments, communicate independently with remote service and support organizations, and integrate seamlessly with our customers' controlling software and management technology through industry standard interfaces. Increasingly we can provide this firmware both integrated within the product or independently to tightly integrate with OEM customers' own hardware and software.

        A cornerstone of our differentiated manufacturing process is our Integrated Storage Test Process (ISTP) and overall knowledge and HDD expertise. Within our ISTP process, we incorporate a Combined Environmental Reliability Test (CERT), which has been developed leveraging our test knowledge and expertise which has continually evolved to integrate the latest available HDD and SSD technology. The process is undertaken on all our storage system products and provides a simulation of how the storage system and its HDDs will perform over an extended period of time. This ISTP process, which includes unit test, functional test and CERT, has been shown to dramatically reduce early life failure rates and potential field returns for our OEM customers. An example of this is demonstrated in the annual Storage Magazine quality rankings where two of our customers again won "Best in Class".

        As an OEM supplier, we extend our overall offering beyond the specific product and view the provision of our manufacturing, supply and delivery process as an essential element of our overall competitive strength.

        Our manufacturing operations based in the United States, United Kingdom and Malaysia are tightly integrated with key suppliers located primarily in lower cost regions, delivering both volume and product mix flexibility and efficiency. The modular manufacturing lines can be easily replicated in the most efficient worldwide location and provide high quality and highly reliable finished goods.

        Flexibility in supply has enabled us to support our customers' growth. For some customers we provide both standard products and highly customized products integrating hardware and software components developed by our customers. We can provide products as component elements or as complete packaged solutions directly shipping to freight consolidators.

Hard Disk Drive Capital Equipment Market

        Our capital equipment product portfolio for the HDD industry includes process, inspection and test equipment utilized in Drive Processing Systems (DPS) and Drive Component Technologies (DCT).

        Drive Processing Systems.    We design and manufacture a complete range of process test systems that incorporate mechanical and electronic hardware and firmware for controlling the HDD operating environment during the formatting of the disk drive. With over 3 million test slots installed worldwide, our DPS for 2.5 inch and 3.5 inch form factor drives enhance overall test quality and factory yields for HDD manufacturers.

  •
  Our Optimus and XCalibre product families provide fully automated solutions for both 2.5 inch and 3.5 inch hard drives.

  •
  Our XMan product family provides a dedicated manual test environment for both 2.5 inch and 3.5 inch hard drives.

        The test process isolates any magnetic defects within each disk drive during an extensive period of testing that can exceed 100 hours for current generation high capacity HDDs. Our products utilize thermal modulation control with optimized dynamic isolation to create the ideal testing environment for each individual drive. System design accommodates testing of multiple drive types within the same system; allowing maximum drive density and operational flexibility. Our systems can be configured to meet the specific requirements of individual customers and are capable of processing a full range of HDD protocols (high-speed FC, low-cost SATA, advanced technology attachment (ATA), SAS and universal serial bus (USB)) and form factors. These systems can be configured to perform the following processes: drive formatting and qualification, interface electronics verification, and complete servo pattern writing outside a clean room environment.

        Drive Component Technologies.    We design and manufacture a complete range of automated solutions to test and process HDD components throughout the manufacturing process.

  •
  Our line of substrate and media inspection systems, including our Titan product, represents a unique modular design that combines high sensitivity, integrated, sophisticated defect classification algorithms and defect detection optics with proven high speed automation. These systems can be configured to meet a wide range of process applications by optimizing automation and optical tester selections to meet throughput and sensitivity requirements for critical defect detection, making them ideal for high volume production environments.

  •
  We also design and manufacture complete servo track writers and their key subassemblies and the required automation system, allowing them to be integrated into the customer's factory. Our solutions are capable of writing digitally generated magnetic reference patterns on the surface of the disks at a very high speed and enable both media writing process in a clean room environment and self-servo writing process within the HDD.

  •
  In addition, our head testing systems provide a range of capabilities related to the read and write head/slider devices throughout the manufacturing process including automated handling transfer and alignment (Polaris platform), surface attitude measurement (Orion platform) and defect detection and inspection (Apollo platform).

        Our design capabilities are complemented by our strategic alliances and partnerships that provide industry technology leadership through organizations such as Open Scalable File Systems (OpenSFS), the European Open File System (EOFS), the Storage Bridge Bay (SBB) working group, the SCSI Trade Association (STA), the Storage Network Industry Association (SNIA) and the International Disk Drive Equipment and Materials Association (IDEMA). We operate close partnerships with key suppliers of both technology and manufacturing services. To expand our available markets and increase interoperability, we embrace international industry standards, including the American National Standards Institute (ANSI) and industry collaborative standards, driving specifications such as SBB working alongside other leaders of the storage industry including Dell, EMC, IBM, LSI Corporation and NetApp.

        Our customer partnerships often include the manufacture and supply of customer developed product elements as well as customization of generic platforms, providing a cohesive bond between ourselves and the customer more than that experienced with standard product sales.

Sales, Marketing and Distribution

        We focus our business development efforts on serving global data storage leaders together with selected emerging customers, particularly those with innovative disruptive technologies. We have a strong record of supporting emerging storage companies and leveraging our product platforms, development expertise, global manufacturing and fulfilment capability.

        We market and sell our products primarily to leading OEMs and disk drive manufacturers and also to a small number of other companies. We believe that we have a strong sales and marketing model that allows us to develop strategic relationships based on our technical expertise. As part of our sales and marketing activities, we attend industry trade shows and participate in industry associations and customer-sponsored events. As of November 30, 2011, we had 245 employees involved in sales, marketing and customer support activities.

        Our sales and marketing efforts focus on acquiring and deepening our relationships with new and existing customers. Our relationships with new customers frequently begin with supplying key technology components and develop into arrangements for the provision of more comprehensive technology solutions. Our sales cycle is typically long; it can often take in excess of one year for new customers to evaluate our technology before integrating within their products.

        For enterprise data storage products, following integration, our products often underpin a customer product line and this typically evolves into multiple product refresh cycles for our combined technologies. Many customers leverage our IP and software features in the combined solution which facilitates a stronger partnership.

        Our customers are primarily U.S. companies with global operations. We ship to their operations in North America, Asia and Europe. The following table sets forth the percentage of our revenues generated from sales to customers in North America, Asia and Europe for the past three fiscal years.

	Year Ended November 30,
	2011	2010	2009
North America	68.7%	54.7%	57.6%
Asia	15.9%	23.8%	20.8%
Europe	15.4%	21.5%	21.6%

Customers

        Our business is based on long-term strategic relationships with our customers. To date, we have been successful in cultivating these relationships and have historically experienced a stable customer base. Our major customers are the OEMs that supply storage systems and networking products to the end user, and large corporations that supply HDDs to those OEMs and direct to end users.

        Our customers include some of the largest companies in the storage industry and include NetApp, Dell, IBM, EMC, HP and Seagate Technology, as well as numerous emerging companies. In our 2011 fiscal year, sales to our top six customers accounted for 93% of our revenues. During our 2010 fiscal year, our top six customers accounted for 91% of our revenues. The loss of any of our top customers could significantly harm our financial condition.

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

Competition

        The market for our products is competitive and we expect this competition to increase. To maintain and improve our competitive position, we must continue to develop and introduce, on a timely and cost-effective basis, new product features and applications that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated requirements of our customers. The principal competitive factors affecting the market for our products are:

  •
  early identification of emerging opportunities;

  •
  being first to market with emerging technologies;

  •
  complementing customer objectives without competing with customers;

  •
  providing cost-effective solutions;

  •
  maintaining high levels of product performance and reliability;

  •
  continuously expanding product scalability, flexibility and ease of use;

  •
  delivering solutions integrated with customer technology;

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

        Our enterprise data storage products compete with products developed by companies active in providing storage subsystems and components to OEMs, including Dot Hill Systems, MiTAC International, and Sanmina-SCI (doing business as Newisys) together with larger suppliers such as EMC and Hitachi. We also face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaboration with a combination of electronic manufacturing services (EMS), contract electronic manufacturing (CEM) and emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

        We believe that our capital equipment products compete with products developed by companies providing certain types of capital equipment to the HDD industry. Examples of these companies are Hitachi High-Technologies Corp. and Teradyne, Inc. We also believe that we face competition from internal development efforts of existing and potential customers, in collaboration with their EMS partners.

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento and Fremont in California, United States; Seremban, Malaysia; and Havant, United Kingdom and we are currently establishing a new production facility in Mexico. These facilities share a common SAP Enterprise Resource Planning (ERP) system and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

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

ISO 9001 Quality Management System Registrations

        Our Havant location has been registered to ISO 9001 since we were founded in December 1994. Our Sacramento and Seremban locations gained registration in 2001 and 1999 respectively. Since then, all three locations have maintained continuous registration to this quality standard and in February 2011 we transitioned to a single global ISO 9001 registration.

ISO 14001 Environmental Matters

        We take our responsibility for the environment seriously, regarding our own activities and those of our suppliers, and endeavor to support the environmental aims and initiatives of our customers. We aim to identify and minimize any negative environmental impacts of our products and business activities, specifically to ensure that we comply with all relevant environmental legislation and regulations, reduce the use of materials, or alternatively re-use, recycle and recover materials to minimize the overall consumption of natural resources and prevent pollution, support our customers in the pursuit of their environmental objectives, communicate appropriately on environmental matters internally and externally, present an image which accurately reflects our environmental performance and objectives and continually improve our environmental performance.

        We are registered to ISO 14001 at our Havant, Seremban and Sacramento locations; Havant having been first registered in 2005 with Seremban and Sacramento gaining registration in 2007.

OHSAS 18001 Occupational Health and Safety

        We are committed to ensuring the health, safety and welfare of our employees and other persons who may be affected by our activities. Steps are taken to ensure that our statutory duties are met at all times and our processes and systems of work are designed to ensure the health and safety of our staff and customers. Our Havant and Seremban locations gained OHSAS 18001 registration in 2009 and 2011 respectively, with Sacramento planned for 2012.

Supply Arrangements

        We order parts from our suppliers through purchase orders on an as-needed basis. Each purchase order we issue specifies the component required and any related design specifications and the price for the component based on frequently updated price lists. In addition, with certain suppliers, we have also implemented trading agreements to clarify specific business practices and agreements between ourselves and the supplier. These trading agreements generally do not contractually commit us to order goods or services from these suppliers, nor do they restrict us from obtaining equivalent goods or services from other suppliers. The trading agreements can also:

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

        We have an agreement with Flextronics International Ltd., one of the largest third-party providers of customized integrated electronic manufacturing and design services, to manufacture electronic printed circuit board assemblies (PCBAs) for use in our products. We purchase all of the PCBAs used in our products from third party vendors, but maintain PCBA architecture, design and development expertise in-house. We augment this in-house capability with the use of design and development capabilities of third party vendors for specific PCBAs within our products. We work closely with Flextronics and others to effectively manage our electronic PCBA inventory, control component costs and incorporate design upgrades. Our agreement with Flextronics is a trading agreement which sets forth the basic terms of the supply arrangement but does not contractually commit us to order electronic PCBAs from Flextronics. We order electronic PCBAs from Flextronics through purchase orders, as and when required. Our trading agreement with Flextronics:

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

Research and Development

        We have over 25 years of research and development experience in disk drive development, storage systems and manufacturing process technology. We believe that we have been first-to-market with several of our enterprise data storage subsystem and HDD capital equipment products. By delivering innovative technical capability we complement our customers' core competencies and objectives and, for our HDD capital equipment products, we focus on improving the effectiveness and efficiency of our customers' production processes.

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

  •
  storage application processors; and

  •
  software focused on storage management, data protection and advanced server and enclosure management.

        We carry out our research and development activities in Havant, United Kingdom; Heathrow, Florida; Fremont, California; Singapore; Seremban, Malaysia; Russia and through outsource providers in Kiev, Ukraine; Hyderabad, India; Pune, India and Bucharest, Romania.

        We have made significant investments in research and development throughout our history with aggregate expenditures of $279 million during the last three fiscal years. We have consistently maintained over 25% of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

        We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2011, we engaged in 67 research and development projects. Approximately 15 of these projects are focused on developing new technologies or applications, and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        We have significantly increased our investment in research and development projects in both 2010 and 2011 to enable us to take advantage of the opportunities we see in both the shorter and longer term. These opportunities have been supported by three small acquisitions with the associated product development teams in 2010. For example, in connection with the enterprise data storage market we are investing in Lustre file system software as well as a high density 3.5 inch HDD enclosure. These are used in our recently announced HPC product and have potential to be used in Cloud applications. In connection with the HDD capital equipment market we are developing a new product to more effectively test 3.5 inch HDDs and new products which address the requirements of head and media substrate manufacturing.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2011, we had 138 U.S. patents granted, 73 U.S. patents pending, 96 non-U.S. patents granted and 131 non-U.S. patents pending.

        In order to enhance our intellectual property, we also seek to acquire or obtain cross-licenses with industry partners. In April 2011, we extended our cross-license agreement with IBM. This enables us to leverage valuable IBM intellectual property into our product roadmaps. In November 2008, we entered into a cross-license agreement with Crossroads Corporation, enabling us to sell products utilizing data access control mechanisms.

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

        We sell our enterprise data storage products primarily to OEMs who incorporate them into their own branded products. As a result, branding is not an important aspect of our business. However, we have registered the "Xyratex" trademark and other trademarks specific to certain of our products.

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

Item 4C:    Organization Structure

        Xyratex Ltd is the parent company of the Xyratex Group. Xyratex Ltd directly wholly-owns all the significant subsidiaries in the group with the exception of Xyratex International Inc., which it wholly owns indirectly.

        The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc.	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd.	Malaysia

Item 4D:    Properties

        Our corporate offices and the center for our European research and development and production operations are located at leased premises in Havant, United Kingdom. Our U.S. research and development operations occupy leased facilities in Fremont and Valencia, California and Heathrow, Florida. We maintain leased production operations in Sacramento, California. In Asia, we own production and research and development operations in Seremban, Malaysia and leased research and development operations in Singapore. We also lease office space in Penang, Malaysia, Singapore,

China, Thailand and Tokyo, Japan for sales and customer support. The following table lists significant space occupied by us as at January 1, 2012:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
United Kingdom	Havant	89,000	33,000	122,000
United States	Sacramento, California	29,000	141,400	170,400
	Fremont, California	55,800	29,900	85,700
	Heathrow, Florida	21,000	—	21,000
	Valencia, California	14,300	—	14,300
Asia	Seremban, Malaysia	70,300	176,600	246,900
	Singapore	18,300	—	18,300
	Other Asia	11,900	—	11,900

Total		309,600	380,900	690,500

ITEM 4A:    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

        You should read the following commentary together with the selected historical consolidated financial data set forth in "Part I, Item 3A: Selected Financial Data" and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in "Part I, Item 3D: Risk Factors" and elsewhere in this Annual Report.

Overview

        We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Networked Storage Solutions (NSS) and Storage Infrastructure (SI).

        Our NSS products are primarily hard disk drive (HDD) based storage subsystems and solutions, which we provide to OEMs and our SI products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers. We form long-term strategic relationships with our customers and we support them through our operations in the United States, Asia and Europe. In our 2011 fiscal year, sales to our top six customers, NetApp, Dell, IBM, EMC, HP and Seagate Technology, accounted for 93% of our revenues with sales to NetApp, Dell and IBM accounting for 42%, 22% and 13% of our revenues respectively. Our top six customers in our 2010 fiscal year were NetApp, Dell, Seagate Technology, IBM, Western Digital and EMC and accounted for 91% of our revenues with sales to NetApp and Dell accounting for 41% and 14% of our revenues respectively. We had 29 customers which individually contributed more than $0.5 million to revenues in our 2011 fiscal year and 35 in our 2010 fiscal year.

        As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2011

  •
  Our operating performance in 2011 reflected very different contributions by each of our two product segments. The NSS products performed well, particularly with increased gross margins, but this was offset by the effect of very low demand for SI products.

  •
  Our overall revenues reduced by 10% in 2011 due to significantly reduced demand from our SI customers, partially offset by increased demand from our NSS customers.

  •
  Revenues from sales of our NSS products rose by 5% in the year primarily reflecting a benefit from two of our customers being acquired by two leading companies in the industry, partially offset by reduced sales to NetApp as a result of our agreement with NetApp allowing them to source a greater proportion of our products from a contract manufacturer. Revenues from sales of our SI products decreased 64% with demand from our major SI customers, Seagate Technology and Western Digital, falling significantly due to changes in the underlying market for HDDs, delays in proposed industry consolidation, the effect of natural disasters and increased competition.

  •
  Gross margins fell from 17.5% to 15.3% primarily due to the reduction in SI revenues; partially offset by an increase in NSS gross margins, related primarily to a change in customer mix.

  •
  Our operating expenses increased by 22%. We had increased these expenses in 2010 in response to the improvement in demand following the economic crisis of the previous year. In 2011 we continued to increase expenditure, in anticipation of a further rise in revenues and to maintain our technology leadership position. However, as the significantly weakened demand in our SI business became apparent, we initiated a cost reduction exercise. The impact of this exercise will be realized beginning in 2012, which we expect will be partially offset by increased investment in product development related to enterprise data storage solutions.

  •
  We recorded a charge for income taxes in our 2011 fiscal year of $3.1 million primarily related to U.S. taxes. We recorded a benefit for taxes in our 2010 fiscal year, primarily due to the recognition of U.K. deferred tax assets following improved actual and expected results at that time.

  •
  Net income decreased to $28.3 million for the 2011 fiscal year compared to $139.4 million for 2010, primarily attributable to the significant decrease in SI revenues and increased operating costs in expectation of continued growth in revenues.

  •
  Our cash balance increased by approximately $42 million during our 2011 fiscal year. This was primarily a result of the net income during the year and a reduction in working capital related to a reduction in inventory. This was offset by approximately $32 million expenditure under the share buyback scheme. Our cash balance had increased by approximately $39 million during our 2010 fiscal year primarily as a result of the net income during the year, partially offset by an increase in working capital.

Revenues

        Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our NSS revenues are primarily dependent on the worldwide enterprise data storage market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our SI revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

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

        We believe that, for SI products, 2010 revenues partly reflected the impact of a lower than expected level of capital expenditure by the disk drive manufacturers in 2009 relative to underlying demand for HDDs. We have estimated that this increased 2010 revenues by approximately $70 million. We believe that the significant reduction in the level of demand for our SI products in 2011 also reflects changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the proposed acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively, the impact of two natural disasters in Japan and Thailand and the effect of increased competition for drive processing systems. We have seen an increase in demand in respect of our 2012 fiscal year including an estimate of $50 million revenue arising from the replacement of equipment damaged in the Thailand floods. Partly for this reason we believe our revenues from SI products will increase significantly in our 2012 fiscal year.

        Over at least the past five years we have seen underlying growth in demand for NSS products from many of our OEM customers, which we believe relates to factors including increases in the amount of digitally stored information, increased IT spending, growth in the specific markets that our customers address and an increased market share of our customers. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year and 75% in our 2013 fiscal year. We expect to see other changes in our customer base in 2012 with a reduction in revenue due to certain customer programs moving to an in-house solution offset by the introduction of a number of new products and programs including initial revenue from our new High Performance Computing solution. It is difficult to forecast the net effect of these changes, but we believe our NSS revenues may fall in our 2012 fiscal year. Over the longer term our revenues with our major customers will significantly depend on our ability to develop and manufacture products that compete well with those provided by contract manufacturers and these customers' own development efforts.

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

        We increased expenses significantly in both 2010 and 2011 to support a significant increase in actual and anticipated customer demand in both segments and to expand on opportunities for growth. The 2010 increase included reinstating staff benefits, such as the annual profit related bonus, as well as a 31% increase in our worldwide employee headcount, including a 17% increase in our combined U.S. and U.K. headcount. In 2011 we experienced a significant fall in SI revenues. We are therefore reducing fixed costs where we are able to do so without impacting our competitive position. This resulted in restructuring costs of $2.8 million in 2011 and we expect this to lead to a reduction in operating expenses in 2012 offset by additional expenditure supporting the expansion of opportunities for the sale of storage solutions.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $73 million in our 2011 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2010 to 2011 and therefore 2012 expenses are not expected to be significantly impacted by changes in exchange rates.

Costs of Revenues and Gross Profit

        Our costs of revenues consist primarily of the costs of the materials and components used in the assembly and manufacture of our products, including disk drives, electronic cards, enclosures and power supplies. Other items included in costs of revenues include salaries, bonuses and other labor costs for employees engaged in the component procurement, assembly and testing of our products, warranty expenses, shipping costs, depreciation of manufacturing equipment and certain overhead costs. Our gross profit margins change primarily as a result of fluctuations in our product and customer mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components.

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

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. During our 2011 fiscal year our research and development expenses related to over 67 separate projects covering developing new products, improving existing products, meeting customer specific requirements and entering new markets, such as development of a product to address the High Performance Computing Market and our recently launched substrate optical inspection system.

        As of November 30, 2011, 27% of our employees were engaged in our research and development activities. We are committed to developing products based on advanced technologies and design to support the opportunities for growth in both of our segments and increased our expenditure during the first half of 2011 to support our customers' growing demand and to further expand these opportunities. Although we are reducing expenditure in relation to SI products as part of a cost reduction exercise, we continue to develop our technology base to support our customers and be able to take advantage of the market opportunities we see.

Selling, General and Administrative

        Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, market research and consulting fees, commissions to sales representatives, IT costs, other marketing and sales activities and exchange gains and losses.

Share Repurchase Plan, Dividend and Bank Facilities

        We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of November 30, 2011, we had 27.6 million shares outstanding, having repurchased 3.6 million shares at an aggregate cost of $32.3 million. This amount has been deducted from Additional Paid in Capital.

        We began a quarterly dividend payment plan with our first dividend in the third quarter of our 2011 fiscal year. The cash dividends declared in fiscal 2011 amounted to $0.11 a share and totaled approximately $3.0 million, of which we paid out approximately $1.5 million in fiscal 2011 and the remaining $1.5 million in December 2011.

        In April 2011, we canceled our credit facilities with HSBC. Prior to this we had multi-currency credit facilities with HSBC totaling $55 million. Our credit facilities had remained unutilized since 2005. We believe that our existing cash balances will be sufficient to fund our operations over at least the next twelve months and plan to fund any share repurchases out of cash generated from operations. Therefore we decided that the fees associated with maintaining the facilities are an unnecessary cost at this time. HSBC continues to provide us with operational banking facilities including a foreign exchange contract facility. We believe that HSBC, or another banking institution, would favorably consider providing us with new credit facilities in the future if there was a requirement and we were able to comply with usual banking covenants. However, we cannot assure you that such financing would be available to us on acceptable terms or at all.

Provision for Income Taxes

        We are subject to taxation primarily in the United Kingdom, the United States and Malaysia. Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to SI products was granted in 2006 and ends in May 2012. The beneficial tax status relating to NSS products was granted in February 2009 and ends in 2017. The beneficial tax status for both SI and NSS products is subject to meeting certain requirements. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups.

        We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2011, we retained a deferred tax asset of $15.5 million related to loss carryforwards and other timing differences in the United Kingdom.

        As of November 30, 2011, we retained a deferred tax asset of $8.2 million related to loss carryforwards and other timing differences in the United States. This includes an amount of $3.3 million related to temporary differences associated with equity compensation expense. We initially recorded this balance in our 2010 fiscal year with a balance of $2.6 million relating to 2009. Having determined that this amount was not material to prior periods and to net income for our 2010 fiscal year, we made the correction as a benefit to income taxes in our 2010 fiscal year.

        In the United Kingdom and the United States, we benefit from research and development tax credits.

Impairment of Intangible Assets

        At November 30, 2011, we recorded a $2.2 million non-cash impairment of our intangible assets. We are required by authoritative accounting guidance to test long-lived assets for impairment whenever events or changes in circumstances suggest the carrying value of an asset group is not recoverable. The impairment charge of $2.2 million related to developed technology purchased as part of an acquisition made in December 2010. We determined that the market opportunity for this product had reduced and therefore decided, as part of our overall cost reduction exercise to cease investment in the related product development. We concluded that our remaining intangible assets were not impaired.

        In our 2011 fiscal year, we adopted new guidance in relation to the annual test of goodwill impairment. This enabled us to conclude, based on a qualitative assessment, that it is more likely than not that both SI and NSS reporting unit fair values are not less than their carrying values. Specifically, although revenues in the SI segment were significantly reduced, we reached our conclusion based on short and medium term forecasts, including the effect of replacing flood damaged equipment, forecast industry growth, the historic revenues and margins for these products and the relatively low materiality of the goodwill balance relative to the size of the business.

Results of Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2011	2010	2009
Revenues	100.0%	100.0%	100.0%
Cost of revenues	84.7	82.5	85.6
Gross profit	15.3	17.5	14.4
Operating expenses:
Research and development	8.0	5.8	8.2
Selling, general and administrative	4.6	3.8	6.5
Amortization of intangible assets	0.3	0.2	0.5
Impairment of intangible asset	0.2	—	—
Restructuring costs	0.2	—	0.7
Operating income (loss)	2.1	7.7	(1.4)
Net income (loss)	2.0%	8.7%	(1.9)%

Fiscal Year Ended November 30, 2011 Compared to the Fiscal Year Ended November 30, 2010

        The following is a tabular presentation of our results of operations for our 2011 fiscal year compared to our 2010 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2011	2010	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$1,324,547	$1,258,940	$65,607	5.2%
Storage Infrastructure	123,929	342,943	(219,014)	(63.9)

Total revenues	1,448,476	1,601,883	(153,407)	(9.6)

Cost of revenues	1,226,404	1,322,115	(95,711)	(7.2)
Gross profit:
Networked Storage Solutions	212,654	166,882	45,772	27.4
Storage Infrastructure	10,242	114,427	(104,185)	(91.0)
Non cash equity compensation	(824)	(1,541)	717	(46.5)

Total gross profit	222,072	279,768	(57,696)	(20.6)

Operating expenses:
Research and development	115,558	92,705	22,853	24.7
Selling, general and administrative	66,377	60,002	6,375	10.6
Amortization of intangible assets	4,176	3,669	507	—
Impairment of intangible assets	2,230	—	2,230	—
Restructuring costs	2,750	—	2,750	—

Operating income	30,981	123,392	(92,411)	(74.9)
Interest income, net	392	45	347	—
Provision (benefit) for income taxes	3,076	(15,991)	19,067	—

Net income	$28,297	$139,428	$(111,131)	(79.7)

Revenues

        The 9.6% decrease in our revenues in our 2011 fiscal year compared to our 2010 fiscal year was primarily attributable to decreased sales of our SI products.

        Revenues from sales of our NSS products increased by $65.6 million, or 5.2%. This was largely due to increased demand resulting from two of our customers being acquired by Dell and HP and the subsequent sale of our products into the expanded market that these larger companies are able to address. This was offset by a $49.9 million decrease in revenue from our largest customer, NetApp, who, in accordance with the agreement we have with them, have sourced a greater proportion of the products we supply from an alternative supplier.

        Revenues from sales of our SI products decreased by $219.0 million, or 63.9%. Demand for SI products reduced due to changes in the underlying market for disk drives such as a reduction in demand for laptop drives as well as customer specific factors, including the proposed acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively, the impact of two natural disasters in Japan and Thailand and the effect of increased competition for drive processing systems. In addition revenue in the first half of 2010 benefited from a catch-up following under investment by customers in 2009 in response to the recession.

  Cost of Revenues and Gross Profit

        The decrease in cost of revenues and in gross profit in the 2011 fiscal year compared to the 2010 fiscal year was primarily due to lower SI revenues. As a percentage of revenues, our gross profit was 15.3% for the 2011 fiscal year compared to 17.5% for the 2010 fiscal year. This change was primarily attributable to the decrease in SI revenues and margins.

        The gross margin for our NSS products increased to 16.1% in the 2011 fiscal year from 13.3% in the 2010 fiscal year. This was attributable to a number of changes to customer and product mix. These beneficial changes included a delay in the expected transition to new lower margin products and the product mix effect of the increased demand for higher margin products resulting from certain of our customers being acquired.

        The gross margin for SI products decreased to 8.3% in the 2011 fiscal year, from 33.4% in the 2010 fiscal year. This decrease resulted from three main factors. Approximately $7 million of inventory write-downs, related to the reduction in demand, reduced the gross margin by 6%. Secondly, the effect of fixed costs relative to lower volumes reduced the gross margin by 12%. Thirdly, the remaining shortfall related to changes in product mix, as 2011 revenue includes early stage products that are still in the higher cost introductory phase.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $0.8 million for the 2011 fiscal year and $1.5 million for the 2010 fiscal year. See Note 15 to our unaudited condensed consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

  Research and Development

        The $22.9 million, or 24.7%, increase in research and development expense in the 2011 fiscal year compared to the 2010 fiscal year resulted primarily from an increase in expenses related to actual and anticipated growth in the business, including an increase in the average number of employees of 12% and an increase in external project costs of $11.5 million. Expenditures were reduced in 2009 in response to the recession and were increased through 2010 as business conditions improved. We expect to reduce expenditures in 2012 in response to the reduction in demand for SI products during 2011.

  Selling, General and Administrative

        Selling, general and administrative expense increased by $6.4 million, or 10.6%, in the 2011 fiscal year compared to the 2010 fiscal year. The increase primarily resulted from increased costs related to supporting the planned increase in revenues, including a 12% increase in the average number of employees in the fiscal year.

  Impairment of intangible assets and restructuring costs

        As described in the overview, as a result of the significant reduction in SI revenues in our 2011 fiscal year, we carried out a cost reduction program and also reviewed related intangible assets for potential impairment. These actions resulted in expenses of $2.2 million for impairment of intangible assets and $2.8 million for the cost of staff reductions in 2011.

  Provision (benefit) for Income Taxes

        The provision for income taxes in the 2011 fiscal year primarily related to U.S. income. The remaining income did not give rise to a significant tax provision due to tax incentives in Malaysia, research and development tax credits and the inclusion of a $2.0 million benefit resulting from the completion of an investigation into U.K. tax returns for 2007 and 2008. The $16.0 million benefit for income taxes in 2010 fiscal year was primarily the result of the recognition of a U.K. deferred tax asset of $13.9 million which had previously been subject to a valuation allowance.

  Net Income

        The most significant contributors towards the recording of net income of $28.3 million for the 2011 fiscal year, compared to a net income of $139.4 million for the 2010 fiscal year, were the decrease in revenues in the SI segment, including the related decrease in gross margins, and the $34.7 million increase in operating expenses, offset by a $37.1 million benefit from an increase in NSS gross margins.

Fiscal Year Ended November 30, 2010 Compared to the Fiscal Year Ended November 30, 2009

        The following is a tabular presentation of our results of operations for our 2010 fiscal year compared to our 2009 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2010	2009	Amount	%
	(U.S. dollars in thousands)
Revenues:
Networked Storage Solutions	$1,258,940	$762,028	$496,912	65.2%
Storage Infrastructure	342,943	105,863	237,080	224.0

Total revenues	1,601,883	867,891	733,992	84.6

Cost of revenues	1,322,115	742,615	579,500	78.0
Gross profit:
Networked Storage Solutions	166,882	97,981	68,901	70.3
Storage Infrastructure	114,427	28,202	86,225	305.7
Non cash equity compensation	(1,541)	(907)	(634)	69.9

Total gross profit	279,768	125,276	154,492	123.3

Operating expenses:
Research and development	92,705	71,062	21,643	30.5
Selling, general and administrative	60,002	56,463	3,539	6.3
Amortization of intangible assets	3,669	3,939	(270)	—
Restructuring costs	—	5,898	(5,898)	—

Operating income (loss)	123,392	(12,086)	135,478	—
Interest income, net	45	114	(69)	—
Provision (benefit) for income taxes	(15,991)	4,442	(20,443)	—

Net income (loss)	$139,428	$(16,414)	155,842	—

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

        Revenues from sales of our SI products increased by $237.1 million, or 224%. Demand for SI products in our 2009 fiscal year was at historically very low levels due to our disk drive manufacturer customers reducing production capacity as a result of the economic downturn. The increase in revenues included increased sales of most of our product lines including $175.8 million for drive processing systems.

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

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.5 million for our 2010 fiscal year and $0.9 million for our 2009 fiscal year. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

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

  Selling, General and Administrative

        Selling, general and administrative expense increased by $3.5 million or 6.3% in the 2010 fiscal year compared to our 2009 fiscal year. The increase primarily results increase in expenses related to growth in the business including a 28% increase in the number of employees and a $4.5 million increase in employee bonuses. This was offset by a $4.1 million reduction in legal fees and a $4.1 million impact of the decrease in the value of the U.K. pound relative to the U.S. dollar. The reduction in legal expenses is attributable to the cessation of a patent infringement claim pursued in the 2009 fiscal year.

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

  Net Income

        The most significant contributor towards the recording of net income of $139.4 million for the 2010 fiscal year compared to a net loss of $16.4 million for our 2009 fiscal year was the significant increase in revenues in both segments and the resulting increase in gross margin.

Non-GAAP Financial Measures

        The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to, with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

        We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of costs related to amortization and impairment of intangible assets provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) restructuring costs are not comparable across periods or with other companies and the reduction in acquisition deferred consideration are non-cash and not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) through (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred and (e) the release of the valuation allowance against a deferred tax asset and the impact of the reduction in tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset that is expected to reduce over time.

        Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Year Ended November 30,
	2011	2010	2009
	(U.S. dollars in thousands, except share and per share data)
Summary Reconciliation of GAAP Net Income To Non-GAAP Net Income (Loss)
GAAP net income (loss)	$28,297	$139,428	$(16,414)
Amortization of intangibles	4,176	3,669	3,939
Equity compensation	7,127	9,654	5,625
Reduction in acquisition deferred consideration	(676)	—	—
Impairment of intangible assets	2,230	—	—
Restructuring costs	—	—	5,898
Tax effect of above non-GAAP adjustments	(3,214)	—	2,460
Effect of changes in tax rates	1,044	—	—
Deferred tax on equity compensation	—	(3,241)	—
Release of deferred tax valuation allowance	—	(13,929)	—

Non-GAAP net income	$38,984	$135,581	$1,508

Earnings (loss) per share (GAAP)
Basic	$0.96	$4.63	$(0.56)

Diluted	$0.92	$4.46	$(0.56)

Earnings (loss) per share (Non-GAAP)
Basic	$1.32	$4.51	$0.05

Diluted	$1.27	$4.34	$0.05

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	29,605	30,101	29,402

Diluted	30,631	31,270	29,402

        On a non-GAAP basis, net income for the 2011 fiscal year decreased from $135.6 million for the 2010 fiscal year to $39.0 million and diluted earnings per share decreased from $4.34 per share to $1.27 per share. The decreases were a result of the same factors described above in the section "—Results of Operations—Fiscal Year Ended November 30, 2011 Compared to the Fiscal Year Ended November 30, 2010—Net Income."

        On a non-GAAP basis, net income for the 2010 fiscal year increased by $133.1 million from the 2009 fiscal year and diluted earnings per share increased from $0.05 per share to $4.34 per share. The increase was a result of the same factors described above in the section "Results of Operations—Fiscal Year Ended November 30, 2010 Compared to Fiscal Year Ended November 30, 2009—Net Income."

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

	Three Months Ended
	November 30, 2011	August 31, 2011	May 31, 2011	February 28, 2011	November 30, 2010	August 31, 2010	May 31, 2010	February 28, 2010
	(unaudited) (U.S. dollars in thousands)
Revenues	$387,593	$361,836	$338,548	$360,499	$396,782	$430,236	$455,899	$318,966
Cost of revenues	318,993	301,465	294,901	311,045	333,032	354,310	373,405	261,368

Gross profit	68,600	60,371	43,647	49,454	63,750	75,926	82,494	57,598

Operating expenses:
Research and development	27,286	30,047	29,970	28,255	28,750	23,950	21,890	18,115
Selling, general and administrative	14,263	16,698	17,968	17,448	17,226	15,899	15,305	11,572
Amortization of intangible assets	897	1,230	1,295	754	694	1,018	979	978
Impairment of intangible assets	2,230	—	—	—	—	—	—	—
Restructuring costs	2,750	—	—	—	—	—	—	—

Total operating expenses	47,426	47,975	49,233	46,457	46,670	40,867	38,174	30,665

Operating income (loss)	21,174	12,396	(5,586)	2,997	17,080	35,059	44,320	26,933
Interest income (expense), net	104	209	42	37	35	29	5	(24)

Income (loss) before income taxes	21,278	12,605	(5,544)	3,034	17,115	35,088	44,325	26,909
Provision (benefit) for income taxes	2,762	2,948	(982)	(1,652)	(15,140)	(2,146)	663	632

Net income (loss)	$18,516	$9,657	$(4,562)	$4,686	$32,255	37,234	$43,662	$26,277

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

        For a more detailed discussion of the factors that may affect our quarterly results of operations, see "Part I, Item 3D: Risk Factors."

Liquidity and Capital Resources

        We finance our operations primarily through cash balances and cash flow from operations.

Cash Flows

        Net cash provided by operating activities was $106.9 million in our 2011 fiscal year, compared to $59.7 million in our 2010 fiscal year and $39.3 million in our 2009 fiscal year.

        Cash provided by operating activities of $106.9 million for the 2011 fiscal year resulted from net income after excluding net non-cash charges of $64.0 million and a decrease in working capital of $43.0 million. The decrease in working capital primarily related to decreases in inventory and accounts receivable of $31.8 million and $8.7 million respectively and an increase in accounts payable of

$15.2 million. These were partially offset by a decrease in deferred revenue of $10.3 million. The movements in inventory, accounts receivable and deferred revenue primarily related to the decrease in SI revenues. The increase in accounts payable primarily resulted from increased HDD purchases at the end of the year to mitigate the impact of floods in Thailand.

        Cash provided by operating activities of $59.7 million for the 2010 fiscal year resulted primarily from net income after excluding net non-cash charges and the increase in deferred tax assets primarily related to the reversal of the valuation allowance against the U.K. deferred tax asset. This amounted to $155.5 million. This was partly offset by an increase in working capital of $95.8 million. The increase in working capital related to an increase in revenues and included increases in inventory and accounts receivable of $86.9 million and $84.0 million respectively partially offset by increases in accounts payable and deferred revenue of $59.2 million and $6.6 million respectively. An increase in employee compensation and benefits payable of $14.1 million primarily related to the recommencement of the employee bonus scheme also contributed to the cash inflow.

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

        Net cash used in investing activities was $32.4 million for our 2011 fiscal year, $25.2 million for our 2010 fiscal year and $15.5 million for our 2009 fiscal year.

        Net cash used in investing activities for the 2011 fiscal year amounted to $32.4 million. This amount included $6.1 million related to an acquisition in the period, $3.5 million related to the purchase of patents, a $1.3 million deferred payment related to a previous acquisition and $1.2 million related to the purchase of a software license. The remaining balance of $20.2 million related to capital expenditure. Net cash used in investing activities for the 2010 fiscal year related to capital expenditure and acquisition of businesses of $20.3 million and $4.9 million respectively. Net cash used in investing activities for the 2009 fiscal year related to capital expenditure only.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues. We have no material commitments for capital expenditures.

        Net cash used in our financing activities was $32.8 million in our 2011 fiscal year compared to net cash provided by financing activities of $4.5 million in our 2010 fiscal year and net cash used in financing activities of $0.1 million in our 2009 fiscal year.

        Net cash used in our financing activities in our 2011 fiscal year comprised $32.3 million for the repurchase of shares under our share buy back program as described in "—Overview—Share Repurchase Plan, Dividend and Bank Facilities," a $2.4 million decrease in checks outstanding and $1.5 million relating to a dividend paid to our shareholders, offset by cash provided of $3.3 million from the proceeds from the exercise of employee share options. Cash provided by financing activities in the 2010 fiscal year comprised $2.1 million from the proceeds from the exercise of employee share options and a $2.4 million increase in checks outstanding.

Liquidity

        As of November 30, 2011, our principal sources of liquidity consisted of cash and cash equivalents of $132.6 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. As described in "—Overview—Share Repurchase Plan, Dividend and Bank Facilities," we canceled our credit facilities in April 2011. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months.

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2011 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(U.S. dollars in thousands)
Operating lease commitments	$14,666	$6,342	$4,770	$2,824	$730
Purchase commitments	258,180	258,180	—	—	—

Total contractual cash obligations(a)	$272,846	$264,522	$4,770	$2,824	$730

(a)
At November 30, 2011, we had $4.0 million recorded as a current liability for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time, and accordingly, this liability has been excluded from this table.

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders, that would affect our liquidity over the next five years.

Off Balance Sheet Arrangements

        As of November 30, 2011, we did not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations or financial condition.

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

Inventory Reserves

        Inventories are valued at the lower of standard cost, which approximates actual cost computed on a first-in, first-out basis, or market value. We establish reserves against our inventories that are equal to the difference between the cost of inventory and its estimated market value. We are required to make estimates about future customer demand for our products, taking into account historical patterns, order backlog, changes in technology, projected sales based on economic conditions and growth prospects, and market acceptance of current and future products. For example we recorded an inventory write-down of approximately $7 million in our 2011 fiscal year resulting from changes to the market for our SI products. A failure to correctly estimate these conditions or uncertainty in the future outlook for the economy and our industry, or other failure to estimate correctly, could result in additional inventory losses in excess of the reserves established and determined to be appropriate as of the balance sheet date.

Income Taxes

        We have recorded a deferred tax asset balance of $22.5 million at November 30, 2011. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made.

        We recognize the tax liability for uncertain income tax positions using the two step method set out in accounting guidance. Firstly we assess whether each income tax position is "more likely than not" to be sustained on audit, including resolution of related appeals or litigation process, if any. Secondly, for each income tax position that meets the "more likely than not" recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority. As of November 30, 2011, we had $4.0 million of unrecognized tax benefits. The calculation of the level of unrecognized tax benefits requires a significant level of management judgment regarding the risks of having to make additional tax payments, for example, in the application of tax law and the setting of arm's length price between legal entities. If the judgment were made that the level of unrecognized benefits should be higher in future periods, our earnings would be adversely affected.

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

        We evaluate the impairment of goodwill on an annual basis and evaluate the impairment of all long-lived assets if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Triggering events for impairment reviews may be indicators such as adverse industry or economic trends, a decline in our share price, restructuring actions or lower projections of profitability. Intangible assets recorded in business combinations may significantly affect our future operating results to the extent impaired, but the magnitude and timing of any such impairment is uncertain. When we conduct reviews of long-lived assets for impairment the fair value of the assets are assessed using valuation techniques that require significant management judgment. When we carry out our annual review of goodwill impairment we assess qualitative factors to determine whether it is necessary to carry out the quantitative goodwill test. Evaluations of possible impairment and, if applicable, adjustments to carrying values, require us to estimate, among other factors, future cash flows, useful lives, and fair market values of our reporting units and assets. Assessment of qualitative factors requires a significant level of management judgment regarding the future performance of the business. Actual results may vary from our expectations.

        As described in the overview above, we carried out an impairment review of intangible assets at November 30, 2011 and determined that intangible assets with a net book value of $2.2 million were fully impaired. Management judgment is required in determining whether indications of impairment exist. Our long-lived assets as of November 30, 2011 amounted to $45.2 million of tangible assets and $18.1 million of intangible assets. Any future write-downs of these assets would adversely affect our operating margin.

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

Share Based Payment

        The calculation of our equity compensation expense requires management to make a number of assumptions, estimates and accounting policy choices. These include the use of the Black-Scholes option pricing model as our method of valuation for options which are granted under our share purchase schemes. The Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The expense related to the grant of Restricted Stock Units requires less judgment than that related to options, but does require management judgment regarding the achievement of performance conditions, expected forfeiture levels and date of grant.

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

Recent Accounting Pronouncements

        In September 2011, the Financial Accounting Standards Board (FASB) issued accounting guidance intended to simplify how an entity tests goodwill for impairment. The revised guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless it determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. As permitted by this guidance and as described in the overview, we adopted this guidance in our 2011 fiscal year.

        In June 2011, the FASB issued new guidance related to the presentation of comprehensive income. An entity can elect to present items of net income and other comprehensive income on one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statements would need to be presented with equal prominence as the other primary financial statements. The items that constitute net income and other comprehensive income do not change. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of the guidance is not expected to have a material impact on our consolidated financial statements.

        In October 2009, the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. The adoption of the guidance did not have a material impact on our consolidated financial statements.

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6A:    Directors and Senior Management

Executive Officers

        The following table sets forth certain information regarding our executive officers as of December 1, 2011:

Name	Age	Position
Steve Barber	51	Chief Executive Officer and Director
Richard Pearce	41	Chief Financial Officer and Director

        Steve Barber is our Chief Executive Officer and has served as a member of our board of directors since April 2002. Mr. Barber has served as Chief Executive Officer of Xyratex Ltd and its predecessor companies since February 2003, having previously served as President from April 2002 and as Executive Vice President and Director of Business Development from October 2000. Prior to assuming these positions, Mr. Barber led the development of our warranty and repair business from a small U.K. based company to a global business with operations in Europe, the United States and Southeast Asia. Our warranty and repair business was sold to Teleplan in June 1999. Mr. Barber acted as a division president of Teleplan from June 1999 before leaving Teleplan and re-joining our company in October 2000. Mr. Barber was a member of the executive team that led our 1994 management buy-out from IBM and, prior to that, held a number of management positions with IBM. Mr. Barber holds a Bachelor of Science degree in electronic engineering from the University of Natal, Durban, South Africa. Mr. Barber also serves as a director on the boards of directors of certain of our subsidiaries.

        Richard Pearce is our Chief Financial Officer and has served as a director on our board of directors since March 2007. Mr. Pearce has served as Chief Financial Officer of Xyratex Ltd and its predecessor companies since September 2003 and previously served as our Treasurer and Group Tax Manager following our management buy-out from IBM in 1994. Prior to joining our company, Mr. Pearce held a number of financial positions within IBM over a period of six years. Mr. Pearce is a member of the Chartered Institute of Management Accountants. Mr. Pearce also serves as a director on the boards of directors of certain of our subsidiaries.

        Harold Lehon stepped down from his role as EVP and general manager of the Storage Infrastructure division as of August 15, 2011.

Board of Directors

        Andrew Sukawaty served as Chairman of our board of directors until November 30, 2011, when he retired. The following table sets forth certain information regarding our directors as of December 1, 2011:

Name	Age	Position
Jonathan Brooks	56	Chairman
Steve Barber	51	Chief Executive Officer and Director
Richard Pearce	41	Chief Financial Officer and Director
Ernest Sampias	60	Director
Steve Sanghi	56	Director
Mike Windram	66	Director

        Jonathan Brooks became Chairman of our board of directors on December 1, 2011, having previously served as a director on our board of directors since May 2004. Mr. Brooks is currently a director of Aveva Group plc, a leading software provider to the plant, power and marine industries, and IP Group Plc, which commercializes intellectual property originating from leading UK universities, both of which are listed on the LSE (London Stock Exchange). Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company listed on the LSE and NASDAQ National Market. Since 2002 he has held a series of non executive board positions for both listed and venture capital backed companies. Mr. Brooks holds a Bachelor's degree in economic and social science from the University of Wales, an MBA from Manchester Business School and is a fellow of the Chartered Institute of Management Accountants.

        Steve Barber. As above.

        Richard Pearce. As above.

        Ernest Sampias has served as a director on our board of directors since May 2004. His experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries. These financial roles were as Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia, Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr. Sampias also serves on the board of directors for BioFuel Energy Corporation as its Audit Committee Chairman. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

        Steve Sanghi has served as a director on our board of directors since May 2004. Mr. Sanghi currently serves as Director and President of Microchip Technology, Inc. since his appointment in August 1990, as CEO since October 1991, and as chairman of the board of directors since October 1993. Mr. Sanghi was previously the chairman of the board of Adflex Solutions, and a member of the board of directors of both Artisoft and Vivid Semiconductor. Mr. Sanghi worked for Intel Corporation from 1978 to 1988 in various engineering and management positions, including General Manager of Intel's programmable memory operation. Mr. Sanghi received a Bachelor of Science in Electronics and Electrical Communications Engineering from Punjab Engineering College in India in 1975 and holds a Master's degree in Electrical and Computer Engineering from the University of Massachusetts in Amherst, Massachusetts.

        Mike Windram has served as a director on our board of directors since June 2007. He has over 30 years of experience in research and development, engineering and engineering management roles. His early experience from 1971 to 1990 was in research and development in the Independent Broadcasting Authority. Subsequently he has held the positions of Executive Manager (R&D) in NTL, Director, Advanced Products Division, NTL, Managing Director, Digi-Media Vision (DMV) Ltd, Managing Director, NDS Broadcast and Senior Vice President, NDS. These divisions and companies provided systems, equipment and software for use in digital broadcasting applications world-wide. His most recent position was as a member of the board of Tandberg Television ASA. Dr Windram graduated from the University of Cambridge with a Bachelor of Arts degree in Natural Sciences (Physics) and also holds Master of Arts and Doctor of Philosophy degrees from that university. He is a Fellow of the Royal Academy of Engineering, a Fellow of the Institution of Engineering and Technology, a Fellow of the Institute of Physics and a Chartered Engineer.

        Our directors may be reached at the address of our Fremont facility in the United States or at our headquarters in Havant in the United Kingdom. There are no family relationships among any of our directors or executive officers.

Item 6B:    Compensation

Non-executive Director Compensation

        For our non-executive directors as of December 1, 2011, (consisting of four persons), we paid an aggregate amount of $270,000 for the fiscal year ended November 30, 2011 for fees. In addition, during our fiscal year ended November 30, 2011, we awarded these non-executive directors 21,000 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

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

Executive Compensation

        For the two executive officers as of December 1, 2011, we paid aggregate compensation for the fiscal year ended November 30, 2011 of $1,456,000, of which $784,000 comprised salary, $58,000 comprised non-cash payments and $614,000 comprised bonus payments. Of the $58,000 non-cash payments, $46,000 related to payments into the executive officers' defined contribution pension schemes. In addition, during our fiscal year ended November 30, 2011, in aggregate we awarded the two executive officers 32,400 RSUs in respect of Xyratex Ltd common shares, which became eligible vesting RSUs on February 1, 2012, based on performance criteria.

        Bonuses of $614,000 in the aggregate were paid to executive officers in the 2011 fiscal year in respect of 2010 performance. Any bonuses paid to executive officers in 2012 will be based on 2011 performance. Non-cash payments to executive officers consisted of employer pension contributions, leased cars and health insurance.

Item 6C:    Board Practices

Board Practices

        Our board of directors currently consists of six members of which a majority are independent directors. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The term of office of the directors is divided into three classes:

  •
  Class I, whose term will expire at the annual general meeting to be held in 2013;

  •
  Class II, whose term will expire at the annual general meeting to be held in 2012; and

  •
  Class III, whose term will expire at the annual general meeting to be held in 2014.

        Class I consists of Ernest Sampias and Mike Windram; Class II consists of Steve Barber and Jonathan Brooks; and Class III consists of Steve Sanghi and Richard Pearce. At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms expire will then serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. In addition, a resolution of the board of directors may change the authorized number of directors within the upper and lower limits set out in our bye-laws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

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

Compensation Committee

        During the fiscal year ended November 30, 2011, our Compensation Committee consisted of Andrew Sukawaty (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the Nasdaq Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met twice during the fiscal year ended November 30, 2011. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

        With effect from December 1, 2011, the composition of the Compensation Committee is Jonathan Brooks (Chairman), Ernest Sampias, Steve Sanghi and Mike Windram.

Audit Committee

        During the fiscal year November 30, 2011 our Audit Committee consisted of Ernest Sampias (Chairman), Jonathan Brooks and Mike Windram, each of whom satisfy the "independence" requirements of the NASDAQ Listing Rules. The Audit Committee met six times during the fiscal year ended November 30, 2011. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

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

        With effect from December 1, 2011 the composition of the Audit Committee is Ernest Sampias (Chairman), Jonathan Brooks and Steve Sanghi.

Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. During the fiscal year ended November 30, 2011, the Nominations and Governance Committee consisted of Andrew Sukawaty (Chairman), Ernest Sampias and Steve Sanghi, each of whom satisfy the "independence" requirements of the NASDAQ Listing Rules. The Nomination and Governance Committee met three times during the fiscal year ended November 30, 2011 in connection with the reappointment of directors retiring by rotation and the review of the committee's charter.

        With effect from December 1, 2011, the composition of the Nominations and Governance Committee is Steve Sanghi (Chairman), Jonathan Brooks, Ernest Sampias and Mike Windram.

Item 6D:    Employees

        As of November 30, 2011, we employed 1,960 permanent employees worldwide. During the year ended November 30, 2011, we had an average of 915 temporary staff. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of permanent employees as of the dates indicated:

	As of November 30,
	2011	2010	2009
Operations	999	1,128	826
Research and development	524	556	435
Sales, marketing and service	245	273	213
General and administration	192	193	171

Total	1,960	2,150	1,645

Total employees in the United States	543	603	489
Total employees in Asia	826	981	648
Total employees in the United Kingdom	591	566	508

Item 6E:    Share Ownership

Executive Officer and Director RSUs, Share Options and Share Ownership

        For our executive officers and directors as of December 1, 2011, the following table sets forth the number of our common shares, RSUs and options to purchase our common shares owned by them as of December 1, 2011. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units(1)	Number(1)	Exercise Price Per Share	Expiration Date
Steve Barber	578,408	2.1%	128,187	100,000	$14.31	January 9, 2015
Richard Pearce	63,404	<1%	72,243	55,000	$14.31	January 9, 2015
Jonathan Brooks	31,125	<1%	7,875	20,000	$14.00	June 28, 2014
				5,000	$14.31	January 9, 2015
Ernest Sampias	11,375	<1%	7,875	10,000	$14.00	June 28, 2014
Steve Sanghi	20,125	<1%	7,875	10,000	$14.00	June 28, 2014
Mike Windram	7,437	<1%	7,875	—	—	—
All our directors and executive officers as a group (six persons)	711,874	2.60%

(1)
All options and RSUs entitle the holder to acquire one common share for each option or unit held.

        The voting rights of our directors and executive officers are no different from all of our other shareholders.

Employee Equity Incentive Awards

        We operate a range of equity incentive schemes, covering RSUs, share purchase plans, share option plans and restricted stock awards. Since December 1, 2005, the Company's share based awards have primarily consisted of RSUs and awards under the Employee Share Purchase Plan for U.S. employees and a Sharesave option plan for U.K. employees. Prior to December 1, 2005, share based awards were primarily in the form of share options.

        Details of the schemes under which there have been transactions are given below.

        The following table contains a summary of all RSUs and options granted under our share incentive schemes and other share based awards that were outstanding as of November 30, 2011:

Name of Plan	No. of unissued shares, in thousands, over which Xyratex Ltd has granted RSUs or options(1)
RSUs	1,948
The Sharesave Plan	205
Employee Share Purchase Plan	46
The Xyratex Ltd Approved Plan	53
The Xyratex Ltd Unapproved Plan	287
The Unapproved Schedule	75
The 2004 Plan	71
The Directors Stock Option Plan	40

(1)
95 of the unissued common shares over which we have granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by us over such common shares.

        We and Credit Suisse, the managing underwriter for our initial public offering in June 2004, have agreed to impose a limit on the number of our common shares over which awards resulting from the equity incentive schemes may be granted, to the effect that the total number of our common shares over which options may be granted under all our share option, share purchase, restricted stock and stock bonus award plans shall not, in any consecutive ten year period, commencing after our initial public offering, exceed 5,632,648 of our common shares (or 20% of our common shares in issue immediately following the date of our initial public offering). Lapsed and surrendered options are disregarded for these purposes. At November 30, 2011, awards over 5,122,000 of our common shares had been granted since our initial public offering.

Restricted Stock Units (RSUs)

        The Compensation Committee is authorized to make awards of RSUs to any participant selected by the Compensation Committee in such amounts and subject to such terms and conditions as determined by the Compensation Committee. At the time of grant, the Compensation Committee will specify the date or dates on which the RSUs shall become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. At the time of grant, the Compensation Committee will specify the maturity date applicable to each grant of RSUs which must be no earlier than the vesting date or dates of the award and may be determined at the election of the grantee. On the maturity date, we will issue to the participant one unrestricted, fully transferable share for each RSU scheduled to be paid out on such date and not previously forfeited. Members of our board of directors, employees and consultants are eligible to be awarded RSUs. Grants of RSUs have been made in connection with the acquisition of businesses. Some of these grants are subject to performance conditions linked to the ongoing business.

The Xyratex Sharesave Plan

        The Sharesave Plan is a U.K. tax authority approved employee share purchase plan where eligible employees who elect to participate will receive options on favorable terms to purchase our shares with U.K. tax advantages.

        Any U.K. employee or full-time director is eligible to participate. Invitations to join the Sharesave Plan are made at our discretion. Each participant who enrolls in the Sharesave Plan will receive an option to purchase shares at a maximum 20% discount to the market price on joining the plan at the end of a three year term. During this period accumulated payroll deductions of the participant will be paid into a savings account operated by Yorkshire Building Society. At the end of the savings term, the participant can choose to use their savings to buy shares in Xyratex Ltd at the option price, or withdraw their savings from the plan with a guaranteed tax-free bonus.

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

        As at November 30, 2011, the number of shares reserved under the plan was 500,000.

The Xyratex Ltd Approved Company Share Option Plan

        The Xyratex Ltd Approved Plan is a U.K. share option plan which is approved by the U.K. tax authority. A U.K. tax authority approved share option plan offers tax advantages to option holders who exercise options in accordance with the provisions of the relevant legislation.

        Any employee or any full time director of the Group is eligible to participate. Actual participation is at the discretion of the board of directors of Xyratex Ltd. Options are personal to the participant and may not be assigned. Options will be granted by deed for no consideration.

        The aggregate subscription price of all outstanding options granted to any one participant under the Xyratex Ltd Approved Plan and under any other U.K. tax authority approved discretionary share option scheme adopted or operated by us may not exceed £30,000.

        Our board of directors will determine the option vesting period at the time options are granted. Where employment ceases due to death, injury, disability, redundancy, the Participant's retirement at normal retirement age, or on the participant's employing company or business ceasing to be within our group of companies or, at the discretion of our board of directors, on the participant in question leaving employment for any other reason, options will generally be exercisable to the extent vested at the date of cessation.

        Options held by a participant will lapse if the participant ceases to be employed by us or any of its subsidiaries save to the extent that the reason for cessation is as outlined in the paragraph above.

        Options may also be exercised in the event our takeover or liquidation. Options may be exercised in these circumstances notwithstanding that any performance target has not been satisfied.

        Our board of directors may impose objective conditions as to our performance (which must be set having regard to institutional guidelines) which must normally be satisfied before options can be exercised.

        At December 31, 2011, no performance targets have been imposed in respect of options granted under the Xyratex Ltd Approved Plan.

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

        The per share exercise price of an incentive stock option may not be less than the fair market value of one of our common shares on the date of grant (and not less than 110% of the fair market value in the case of incentive stock options granted to holders of our shares possessing more than 10% of the voting power of all classes of our then outstanding shares). Initially, the per share exercise price of a nonqualified stock option will not be restricted, but all nonqualified stock options granted after a specified period and for so long as we are a publicly held corporation will be required to have a per share exercise price of not less than the fair market value of our common shares on the date of grant. An option may not be exercised more than ten years after the date of grant. Under the 2004 Plan, an option granted to an employee, consultant, officer or director will terminate if employment or service terminates. The maximum number of shares we can issue under the 2004 Plan is 5,000,000, provided that the limits set forth above in "Employee Equity Incentive Awards" shall apply.

The Xyratex Ltd 2004 Directors Stock Option Plan

        We adopted a 2004 Directors Stock Option Plan for the purpose of making one-time grants of options to purchase 20,000 Xyratex Ltd common shares to each of Ernest Sampias, Steve Sanghi and Jonathan Brooks. The non-qualified stock options were granted effective June 29, 2004 and the exercise price of the options is $14.00 per share, equal to the initial public offering price of our common shares. The options vested as to 25% of the shares on each November 30 in 2004 through 2007. An option may not be exercised after the option holder ceases to be a director of Xyratex Ltd for any reason or no reason, or more than ten years after the date of grant. The maximum number of shares we can issue under the plan is 60,000 shares.

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

        At November 30, 2011, no restricted stock awards were outstanding.

Stock Bonus Awards

        Stock bonus awards consist of our common shares awarded in recognition of services rendered to us or our affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At November 30, 2011, no stock bonus awards had been made.

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

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7A:    Major Shareholders

        The table below sets forth information regarding beneficial ownership of shares of Xyratex Ltd as of the date indicated held by each person who is known by us to have more than 5.0% beneficial share ownership.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name	Date	Shares	Percentage
FMR, LLC	December 31, 2011	2,704,500	8.9%
T. Rowe Price Associates, Inc.	December 31, 2011	2,105,900	7.4%
Royce & Associates, LLC	December 31, 2011	1,537,792	5.1%

        For more information on the beneficial ownership of these shares, see the relevant Schedules 13D and 13G as filed with the SEC.

        The voting rights of the major shareholders are no different from all of our other shareholders.

        As of January 31, 2012, the number of shares of Xyratex Ltd held of record in the United States was 26,735,849 common shares, held by 178 record holders, representing 96.64% of our common shares outstanding.

        We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Item 7B:    Related Party Transactions

        A predecessor company to Xyratex Ltd established the Havant International Employee Benefit Trust, or the Trust, to facilitate the distribution of shares and options over shares to employees pursuant to certain of our share incentive arrangements. During 2011, the Trust sold all of its remaining shareholding, comprising of 61,996 Xyratex Ltd common shares, to satisfy the exercise of employee share options. Steve Barber is a member of the board of directors of Havant International Trustees Limited, the trustee of the Trust, and is a member of our board of directors.

Item 7C:    Interest of Experts and Counsel

        Not applicable.

ITEM 8:    FINANCIAL INFORMATION

Item 8A:    Consolidated Statements and Other Financial Information

        Audited financial statements and the accompanying report of our independent registered public accounting firm are included in "Part III, Item 18: Financial Statements."

        For a discussion of our legal proceedings, please see "Part I, Item 4B: Business Overview Information—Legal Proceedings" and for a discussion of our policy on dividend distributions, please see "Item 10B: Additional Information—Memorandum and Bye-laws."

Item 8B:    Significant Changes

        None.

ITEM 9:    THE OFFER AND LISTING

Item 9A:    Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 31, 2012, the market price for our common shares was $15.88.

Annual High and Low Market Prices

        The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC over our last five fiscal years.

	NASDAQ
	U.S. dollar per common share
Year ended November 30,	High	Low
2007	$24.75	$14.05
2008	$22.97	$2.67
2009	$13.04	$1.65
2010	$20.45	$10.50
2011	$17.17	$7.58

Quarterly High and Low Market Prices

        The table below states for the four quarters of our 2011 and 2010 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2011	High	Low
First	$17.17	$12.00
Second	$13.47	$9.09
Third	$10.34	$7.68
Fourth	$14.95	$7.58
Quarter 2010
First	$17.15	$10.59
Second	$20.45	$13.14
Third	$16.80	$10.50
Fourth	$17.68	$12.09

Monthly High and Low Market Prices

        The table below states high and low sales prices of our common shares on The NASDAQ Stock Market LLC for the last six months.

	NASDAQ
	U.S. dollar per common share
Month	High	Low
August 2011	$9.71	$7.68
September 2011	$10.24	$7.58
October 2011	$14.03	$8.93
November 2011	$14.95	$12.72
December 2011	$14.53	$12.99
January 2012	$16.40	$13.58

Item 9B:    Plan of Distribution

        Not applicable.

Item 9C:    Markets

        Our common shares are traded on The NASDAQ Stock Market LLC under the symbol "XRTX".

Item 9D:    Selling Shareholders

        Not applicable.

Item 9E:    Dilution

        Not applicable.

Item 9F:    Expenses of the Issue

        Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

Item 10A:    Share Capital

        Not applicable.

Item 10B:    Memorandum and Bye-Laws

        The description of our Memorandum and Bye-laws as set forth in our Annual Report on Form 20-F, File No. 000-50799, filed with the SEC on February 21, 2006 is herein incorporated by reference.

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

        As used in this section, "U.S. Holder" means a beneficial owner of our common shares that is (i) a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions (including the District of Columbia), (iii) a trust subject to the primary supervision of a U.S. court and with respect to which all substantial trust decisions are subject to the control of one or more U.S. persons or which has a valid election in place to be treated as a U.S. person or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source.

        If a partnership holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Therefore, partners of a partnership holding our common shares should consult their tax advisor.

Dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder on our common shares for taxable years of such holder beginning before January 1, 2013 may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) with respect to such holder for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source income and will generally constitute "passive category income" for purposes of the foreign tax credit but could, in the case of certain U.S. Holders, constitute "general category income."

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the taxable year ended November 30, 2011 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75%

of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

Bermuda Taxation

        At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or by our shareholders in respect of our shares. We have received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or computed on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, the tax shall not until March 31, 2035 be applicable to us or to any of our operations or to our shares or other obligations except insofar as the tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property or leasehold interests in Bermuda held by us.

Item 10F:    Dividends and Paying Agents

        Not applicable.

Item 10G:    Statement by Experts

        Not applicable.

Item 10H:    Documents on Display

        We file annual reports, current reports and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any of these reports at the SEC's public reference facilities at 100 F Street, N.E., Washington D.C. 20549 or obtain them by mail upon payment of prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information. Copies may also be obtained from the SEC website at http://www.sec.gov.

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

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2011 and 2010, we had $2.2 million and $7.5 million respectively, of net U.K. pound denominated liabilities. A hypothetical 10% movement in exchange rates at November 30, 2011 and November 30, 2010 would have impacted our net earnings by $0.2 million and $0.8 million, respectively.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2011 and November 30, 2010:

	U.S. dollars in thousands November 30,
Derivatives between U.K. pound and U.S. dollar	2011	2010
Nominal value of forward exchange contracts and options	$53,850	$58,776
Fair value of contracts—asset (liability)	$(1,057)	$455
Carrying value of contracts—asset (liability)	$(1,057)	$455
Average rate of contract	$1.59	$1.54
Period end rate	$1.56	$1.55
Maximum period of contracts (months)	11	11

	U.S. dollars in thousands November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2011	2010
Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts—asset (liability)	$(482)	$242
Carrying value of contracts—asset (liability)	$(482)	$242
Average rate of contract	$0.32	$0.31
Period end rate	$0.31	$0.32
Maximum period of contracts (months)	9	9

        Since November 30, 2011, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2011 totaling $132.6 million. These are primarily held in variable interest liquidity funds and overnight deposits.

        For the years ended November 30, 2011 and 2010, we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $115.7 million and $90.8 million, respectively. A hypothetical 1% change in interest rates during fiscal 2011 and fiscal 2010 would have impacted our net interest income by approximately $1.2 million and $0.7 million, respectively.

        Since November 30, 2011, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12:    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13:    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14:    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15:    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the U.S. Securities Exchange Act of 1934 as amended (the "Exchange Act") is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive and Chief Financial Officers, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As required by Rule 13a-15(b), of the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, as of November 30, 2011, our Chief Executive and Chief Financial Officers concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

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

        The effectiveness of internal control over financial reporting as of November 30, 2011 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on page F-1 of this Annual Report.

Changes in Internal Control over Financial Reporting

        There has been no change in our internal controls over financial reporting during the fiscal year ended November 30, 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16:    RESERVED

ITEM 16A:    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Ernest Sampias, who serves as Chairman of our audit committee, is an audit committee financial expert. Mr. Sampias is independent, as that term is defined in the SEC rules and the NASDAQ Listing Rules.

ITEM 16B:    CODE OF ETHICS

        We have in place a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which qualifies as a code of ethics as required under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics is available on our website at http://www.xyratex.com.

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2011:

	Year ended November 30,
	2011	2010
	(U.S. dollars in thousands)
Audit fees(1)	$640	$527
Audit related fees(2)	—	125
Tax fees(3)	484	572
All other fees	—	—

Total fees	$1,124	$1,224

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2011 and 2010, reviews of the financial statements included in our quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

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

        Permissible audit-related services include:

  •
  employee benefit plan audits;

  •
  accounting consultations on matters not reflected in our financial statements (including advice on accounting policies);

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2011 under these policies and procedures.

ITEM 16D:    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E:    PURCHASE OF EQUITY SECURITIES BY COMPANY AND AFFILIATED PURCHASERS

        We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. Under the plan, we repurchased 3,601,903 shares at an aggregate cost of $32.3 million in the year ended November 30, 2011.

Period	Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Programs	Maximum Value of Shares That May Yet Be Purchased Under the Program
				(U.S. dollars in thousands)
May 1, 2011—May 31, 2011	550,716	$9.63	550,716	$44,696
June 1, 2011—June 30, 2011	621,196	$9.31	1,171,912	$38,910
July 1, 2011—July 31, 2011	383,500	$9.83	1,555,412	$35,139
August 1, 2011—August 31, 2011	1,059,784	$8.51	2,615,196	$26,116
September 1, 2011—September 30, 2011	970,564	$8.50	3,585,760	$17,867
October 1, 2011—October 31, 2011	16,143	$9.79	3,601,903	$17,709
November 1, 2011—November 30, 2011	—	—	3,601,903	$17,709
Total 2011 fiscal year	3,601,903	$8.97

ITEM 16F:    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G:    CORPORATE GOVERNANCE

        There are no significant differences between our corporate governance practices and those required of a U.S. domestic issuer under the Listing Rules of the NASDAQ Stock Market.

ITEM 16H:    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17:    FINANCIAL STATEMENTS

        We have responded to "Part III, Item 18: Financial Statements" in lieu of responding to this Item.

ITEM 18:    FINANCIAL STATEMENTS

        The following financial statements are included as part of this Annual Report:

ITEM 19:    EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd**
8	Subsidiaries of Xyratex Ltd**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Schedule II—Valuation and Qualifying Accounts and Reserves
101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Audited Consolidated Balance Sheets as of November 30, 2011 and 2010, (ii) Audited Consolidated Statements of Operations for each of the three years in the period ended November 30, 2011, (iii) Audited Consolidated Statements of Shareholders' Equity and Comprehensive Income for each of the three years in the period ended November 30, 2011, (iv) Audited Consolidated Statements of Cash Flows for each of the three years in the period ended November 30, 2011 and (iv) Notes to the Audited Consolidated Financial Statements***

*
Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

**
Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 21, 2006.

***
Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

XYRATEX LTD
February 24, 2012
By:	/s/ STEVE BARBER Steve Barber Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at 30 November 2011 and 30 November 2010, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 November 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Southampton
England
February 24, 2012

XYRATEX LTD

AUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,
	2011	2010
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$132,630	$90,842
Accounts receivable, net of allowance for doubtful accounts of $148 and $310	200,742	209,044
Inventories	164,180	195,936
Prepaid expenses	3,296	3,154
Deferred income taxes	9,020	8,204
Other current assets	7,016	3,876

Total current assets	516,884	511,056
Property, plant and equipment, net	45,215	45,687
Intangible assets, net	18,128	9,326
Deferred income taxes	13,476	14,913

Total assets	$593,703	$580,982

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$168,696	$155,792
Employee compensation and benefits payable	21,786	22,638
Deferred revenue	7,692	17,958
Income taxes payable	43	730
Other accrued liabilities	26,312	16,533

Total current liabilities	224,529	213,651
Long-term liabilities	—	—

Total liabilities	224,529	213,651

Commitments and contingencies (note 13)
Shareholders' equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,568 and 30,276 issued and outstanding	276	303
Additional paid-in capital	361,070	382,684
Accumulated other comprehensive income (deficit)	(1,337)	496
Accumulated income (deficit)	9,165	(16,152)

Total shareholders' equity	369,174	367,331

Total liabilities and shareholders' equity	$593,703	$580,982

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2011	2010	2009
	(US Dollars and amounts in thousand except per share amounts)
Revenues	$1,448,476	$1,601,883	$867,891
Cost of revenues	1,226,404	1,322,115	742,615

Gross profit	222,072	279,768	125,276
Operating expenses:
Research and development	115,558	92,705	71,062
Selling, general and administrative	66,377	60,002	56,463
Amortization of intangible assets	4,176	3,669	3,939
Impairment of intangible assets	2,230	—	—
Restructuring costs	2,750	—	5,898

Total operating expenses	191,091	156,376	137,362

Operating income (loss)	30,981	123,392	(12,086)
Interest income	397	86	137
Interest expense	(5)	(41)	(23)

Income (loss) before income taxes	31,373	123,437	(11,972)
Provision (benefit) for income taxes	3,076	(15,991)	4,442

Net income (loss)	$28,297	$139,428	$(16,414)

Net earnings (loss) per share:
Basic	$0.96	$4.63	$(0.56)

Diluted	$0.92	$4.46	$(0.56)

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,605	30,101	29,402

Diluted	30,631	31,270	29,402

Cash dividends declared per share	$0.11	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND
COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated income (deficit)	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2008	29,146	$291	$366,067	($139,166)	($13,603)	$213,589
Issuance of common shares	315	4	83			87
Non-cash equity compensation			5,625			5,625
Tax on equity compensation			(850)			(850)
Components of comprehensive loss, net of tax:
Net loss				(16,414)
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					17,201

Total comprehensive income						787

Balances as of November 30, 2009	29,461	$295	$370,925	($155,580)	$3,598	$219,238
Issuance of common shares	815	8	2,105			2,113
Non-cash equity compensation			9,654			9,654
Components of comprehensive income, net of tax:
Net income				139,428
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(3,102)

Total comprehensive income						136,326

Balances as of November 30, 2010	30,276	$303	$382,684	($16,152)	$496	$367,331
Issuance of common shares	894	9	3,335			3,344
Repurchase of common shares	(3,602)	(36)	(32,254)			(32,290)
Non-cash equity compensation			7,127			7,127
Tax on equity compensation			178			178
Components of comprehensive income, net of tax:
Net income				28,297
Unrealized loss on forward foreign currency contracts and reclassification adjustment:					(1,833)
Total comprehensive income						26,464
Dividends to shareholders				(2,980)		(2,980)

Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	($1,337)	$369,174

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2011	2010	2009
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$28,297	$139,428	$(16,414)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	19,405	18,436	18,197
Amortization of intangible assets	4,176	3,669	3,939
Impairment of intangible assets	2,230	—	—
Non-cash equity compensation	7,127	9,654	5,625
Loss on sale of assets	1,299	796	—
Deferred income taxes	1,438	(16,443)	3,021
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	8,753	(84,004)	16,164
Inventories	31,846	(86,917)	19,558
Prepaid expenses and other current assets	(3,971)	487	165
Accounts payable	15,162	59,178	(14,909)
Employee compensation and benefits payable	(852)	14,058	(1,165)
Deferred revenue	(10,266)	6,649	2,234
Income taxes payable	(687)	(1,283)	(560)
Other accrued liabilities	2,975	(4,052)	3,433

Net cash provided by operating activities	106,932	59,656	39,288

Cash flows from investing activities:
Investments in property, plant and equipment	(20,232)	(20,328)	(15,453)
Acquisition of intangible assets	(4,700)	—	—
Acquisition of businesses, net of cash received	(7,433)	(4,908)	—

Net cash used in investing activities	(32,365)	(25,236)	(15,453)

Cash flows from financing activities:
Repurchase of common shares	(32,290)	—	—
Increase (decrease) in book overdraft	(2,374)	2,374	—
Proceeds from issuance of common shares	3,344	2,113	87
Dividends to shareholders	(1,459)	—	—

Net cash provided by (used in) financing activities	(32,779)	4,487	87

Change in cash and cash equivalents	41,788	38,907	23,922
Cash and cash equivalents at beginning of period	90,842	51,935	28,013

Cash and cash equivalents at end of period	$132,630	$90,842	$51,935

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

        Operations.    We are a leading provider of data storage technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We report our business in two product groups: Networked Storage Solutions ("NSS") and Storage Infrastructure ("SI"). Our NSS products are primarily hard disk drive based data storage subsystems and solutions which we supply to Original Equipment Manufacturers or OEMs. Our SI products include capital process, inspection and test equipment which we supply to the hard disk drive industry.

        Parent company.    Xyratex Ltd, a company incorporated in Bermuda, is our parent company. In these notes Xyratex Ltd together with its subsidiaries is referred to as the "Company".

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

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income. Net foreign currency remeasurement gains (losses) of ($26), $277 and $176 are included in selling general and administrative expenses, in the years ended November 30, 2011, 2010 and 2009, respectively.

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

        A number of the Company's contracts for the supply of products have included payments upon the achievement of milestones for Non-Recurring Engineering ("NRE") during the product development phase. For those contracts where we determine that the product development phase constitutes a separate earnings process revenue relating to the NRE payments is recognized upon the achievement of the applicable milestones. Other NRE payments and up-front fees received on execution of a contract are recognized over the estimated period of product shipments. Revenue related to NRE payments which was recognized on the achievement of substantive milestones amounted to approximately $987, $1,399 and $1,255 in the years ended November 30, 2011, 2010 and 2009 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2011, 2010 and 2009, warranty expense was $3,780, $6,055 and $3,210 respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $31, $25 and $7 during the years ended November 30, 2011, 2010 and 2009, respectively.

        Pensions and 401(k) plan.    Retirement benefits are provided for U.K. and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to income as they become payable and amounted to $5,088, $3,909 and $2,964 during the

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

years ended November 30, 2011, 2010 and 2009, respectively. These contributions were temporarily reduced during the year ended November 30, 2009 as part of the cost reduction program, but were reinstated during the year ended November 30, 2010.

        Equity compensation.    The Company accounts for employee equity awards under the fair value method. Accordingly, the Company measures equity compensation at the grant date based on the fair value of the award. Equity compensation is based on the graded vesting of the share-based award, adjusted for expected forfeitures.

        In the three years ended November 30, 2011 the Company's share based awards were primarily in the form of Restricted Stock Units ("RSUs"). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

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

        Software Development Cost.    Costs related to internally developed software and software purchased for internal use are capitalized. Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete, and amounted to $1,660, $755 and $641 for the years ended November 30, 2011, 2010 and 2009 respectively.

        Goodwill and purchased intangible assets.    Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of the accounting guidance, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. If the Company assesses, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, impairment of goodwill is tested quantitavely using a two step approach at the reporting unit level. The first step requires comparison of the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using the discounted cash flows approach which utilizes market data including the Company's market value. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied fair value of goodwill for each reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

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

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are placed with up to three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 77% and 75% of the total accounts receivable balance at November 30, 2011 and 2010, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        Revenues of the NSS segment include revenue from three customers accounting for 42%, 22% and 13% of the Company's revenues in the year ended November 30, 2011, three customers accounting for 41%, 14% and 11% of the Company's revenues in the year ended November 30, 2010 and two customers accounting for 48% and 15% of the Company's revenues in the year ended November 30, 2009. Revenues of the SI segment include revenue from one customer accounting for 13% of the Company's revenues in the year ended November 30, 2010. No other customer accounted for more than 10% of revenues.

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

  Recent accounting pronouncements

        In September 2011, the Financial Accounting Standards Board (FASB) issued accounting guidance intended to simplify how an entity tests goodwill for impairment. The revised guidance allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless it determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. As permitted by this guidance the Company adopted this guidance in the year ended November 30, 2011.

        In June 2011 the FASB issued new guidance related to the presentation of comprehensive income. An entity can elect to present items of net income and other comprehensive income on one continuous statement, referred to as the statement of comprehensive income, or in two separate, but consecutive, statements. The statements would need to be presented with equal prominence as the other primary financial statements. The items that constitute net income and other comprehensive income do not change. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of the guidance is not expected to have a material impact on the Company's consolidated financial statements.

        In October 2009 the FASB issued new guidance related to revenue recognition for arrangements with multiple deliverables and those which include software elements. The issues address certain aspects of the accounting by the vendor that involve more than one deliverable or unit of accounting. The guidance will allow companies to allocate arrangement consideration in multiple deliverable arrangements in a manner that better reflects the transaction's economics and will remove non-software components of tangible products and certain software components of tangible products from the scope of existing software revenue guidance. For contracts with software elements this will result in the recognition of revenue similar to that for other tangible products. This guidance is effective for annual periods beginning after June 15, 2010. The adoption of the guidance did not have a material impact on the Company's consolidated financial statements.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

3.     Net earnings per share

        Basic net earnings per share is computed by dividing net income by the weighted average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Year Ended November 30,
	2011	2010	2009
Total weighted average common shares—basic	29,605	30,101	29,402
Dilutive effect of share options	60	113	—
Dilutive effect of restricted stock units	966	1,056	—

Total weighted average common shares—diluted	30,631	31,270	29,402

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	—	—	246

4.     Restructuring costs

        During the year ended November 30, 2011 the Company carried out a cost reduction program in response to reduced customer demand for SI products. This included a compulsory headcount reduction program. The Company reduced its overall employee numbers by 129, or approximately 6%. The cost of employee terminations totaled $2,750. Of this amount $1,439 was paid in the year ended November 30, 2011 and the remaining amount will be paid in the year ended November 30, 2012.

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

5.     Acquisitions and intangible assets

Acquisition of business and intangible asset purchases in the year ended November 30, 2011

        During the year ended November 30, 2011, the Company completed an acquisition for a cash purchase price totaling $6,130. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets.

        Pro forma operating results have not been presented for the acquisition because the acquisition was not material to the Company. Goodwill of $2,805 has been recognized on the above transactions. $425 has been allocated to tangible assets and $2,900 to intangible assets as developed technology to be amortized over five years. The intangible assets are expected to be deductible for tax purposes.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        During the year ended November 30, 2011, the Company acquired software for a cash purchase price of $1,200. This amount has been allocated to intangible assets as software to be amortized over five years. The Company also extended and expanded its patent cross license agreement with IBM for consideration of $7,000. This amount has been allocated to intangible assets as patents to be amortized over six years. $3,500 of the purchase price remains unpaid at November 30, 2011. The company made additional payments of $1,304 for acquisitions completed in previous years. This amount has been added to goodwill. Of this amount, $1,200 related to an acquisition completed in 2004. The intangible assets are expected to be deductible for tax purposes.

        As of November 30, 2011, the only contingent consideration arrangement existing is that relating to an acquisition in 2010 described in the next paragraph.

Acquisition of businesses in 2010

        During the year ended November 30, 2010, the Company completed two acquisitions for a cash purchase price totaling $4,908. The Company estimated the fair market value of contingent consideration for one of the acquisitions at $800. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets. The fair value of the contingent consideration was adjusted downwards by $676 at November 30, 2011 and this amount has been deducted from expenses in the year ended November 30, 2011.

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

Goodwill

        The changes in the carrying amount of goodwill for the years ended November 30, 2011, 2010 and 2009 are as follows:

	NSS	SI	Total
Balance at November 30, 2009	$—	$—	$—

Acquisition of business	$794	$2,197	$2,991
Balance at November 30, 2010	$794	$2,197	$2,991

Acquisition of business	$—	$2,805	$2,805
Additional contingent consideration	$—	$1,304	$1,304
Balance at November 30, 2011	$794	$6,306	$7,100

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2011
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$4,600	$3,673	$927
Patents and core technology	12,700	5,888	6,812
In Process Research and Development	2,100	—	2,100
Customer relationships	3,300	3,071	229
Software	1,200	240	960

Total	$23,900	$12,872	$11,028

        Fully amortized intangible assets with a recorded cost of $6,900 have been removed from the intangible assets register during the year ended November 30, 2011.

	November 30, 2010
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$4,600	$3,105	$1,495
Patents and core technology	9,700	7,660	2,040
In Process Research and Development	2,100	—	2,100
Customer relationships	3,300	2,600	700

Total	$19,700	$13,365	$6,335

        Fully amortized intangible assets with a recorded cost of $6,398 have been removed from the intangible assets register during the year ended November 30, 2010.

        The Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2012	3,031
2013	1,969
2014	1,969
2015	1,969
2016 and beyond	2,090

Impairment of intangible assets

        The Company carried out its annual goodwill test at November 30, 2011. The Company determined, based on an assessment of qualitative factors, that it was more likely than not that the fair value of its SI and NSS reporting units were greater than their carrying values and therefore no impairment of goodwill was recorded. Specifically, although revenues from the sale of SI products were significantly reduced, the Company reached this conclusion based on short and medium term revenue forecasts, forecast hard disk drive industry growth, historic revenue and gross margins derived from

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

these products and the relatively low materiality of the goodwill balance relative to the size of the business.

        As part of its cost reduction exercise in 2011, carried out in response to the reduction in demand for SI products, the Company decided to cease expenditure on development of certain products, including the developed technology purchased as part of an acquisition in December 2010. This was due to the Company's assessment that there was a reduced likelihood of achieving significant revenues from the related product. The Company therefore determined that the carrying value of this developed technology was less than its fair value and recorded an impairment of $2,200.

6.     Inventories

	November 30,
	2011	2010
Finished goods	$41,190	$58,279
Work in progress	19,785	44,685
Raw materials	103,205	92,972

	$164,180	$195,936

7.     Property, Plant and Equipment, Net

	November 30,
	2011	2010
Land	$1,421	$1,421
Buildings and leasehold improvements	15,122	13,728
Machinery and equipment	130,392	120,534

	146,935	135,683
Accumulated depreciation	(101,720)	(89,996)

	$45,215	$45,687

        Depreciation expense during the years ended November 30, 2011, 2010 and 2009 was $19,405, $18,436 and $18,197, respectively. For the years ended November 30, 2011, 2010 and 2009 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $5,927, $2,474 and $2,541 respectively.

8.     Income Taxes

        The provision (benefit) from income taxes is comprised as follows:

		Year Ended November 30,
		2011	2010	2009
U.K.	Current	$—	$—	$—
U.S.	Current	1,604	569	318
Other jurisdictions	Current	40	72	(39)
	Deferred	1,432	(16,632)	4,163

Total		$3,076	$(15,991)	$4,442

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2011	2010
Deferred tax assets:
U.K. net operating loss carryforwards	$6,477	$3,923
U.S. net operating loss carryforwards	5,668	6,073
Other net operating loss carryforwards	1,541	1,009
Timing difference on equity compensation	5,783	6,201
Property, plant and equipment	5,041	7,492
Timing differences on inventory	3,210	—
Forward foreign exchange contracts	446	—
Other deferred tax assets	312	208
Less: valuation allowance	(4,751)	(1,009)

Total deferred tax assets	23,727	23,897
Deferred tax liabilities
Forward foreign exchange contracts	—	(186)
Intangible assets	(1,231)	(594)

Net deferred tax assets	$22,496	$23,117

        The deferred tax assets above include an amount of $15,492 related to loss carryforwards and other timing differences in the United Kingdom. The Company has not recorded a valuation allowance against this balance because it believes it is more likely than not that the asset will be realized. At November 30, 2010, following the conclusion of its planning for the fiscal years 2011 and 2012, the Company released the $13,929 valuation allowance against U.K. deferred tax assets existing at that date. The release arose as a result of the profitability of the group and its UK subsidiary in the period and the group's forecast as at November 30, 2010 for the periods ending November 30, 2011 and 2012 which considered the relative improvement in the macro-economic conditions in the markets the Company addresses and made it more likely than not that the U.K. tax losses will be utilized.

        In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the acquisition of nStor Technologies in 2005 the Company acquired operating loss carryforwards of nStor Technologies Inc. in the United States. These are subject to an annual limitation, could be subject to further more restrictive annual limitations if certain substantial changes in the ownership of the Company occur and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $5,668 at November 30, 2011.

        At November 30, 2011 the Company recorded other net operating loss carryforwards in respect of its activities in Singapore and Japan of $1,541, together with a full valuation allowance against these deferred tax assets. These loss carryforwards can be utilized against future trading profits of the activities being carried on in these two locations, subject to the availability of such profits. At November 30, 2011 the Company's forecast for its activities in these locations does not make it more

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

likely than not that these deferred tax assets will be utilized. The remainder of the valuation allowance relates to deferred tax assets in Malaysia that are expected to reverse without affecting taxable profits.

        The Company records equity compensation expense using the fair value method, beginning on the grant date. The tax expense for equity compensation only arises when the related share award is vested, which occurs later than the grant date. This timing difference has resulted in the recording of a net deferred tax asset of $5,596 and $5,793 before valuation allowances at November 30, 2011 and November 30 2010, respectively. The amount of any benefit realized from this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital ("APIC"). For the years ended November 30, 2011 and November 30, 2010 the Company recorded charges to APIC of $178 and $nil respectively. The deferred tax asset of $5,793 at November 30, 2010 included an amount of $2,650 incorrectly not recognized as at November 30, 2009. Having determined that this amount is not material to prior periods and to income for the year ended November 30, 2010 the Company made the correction in the year resulting in an income tax benefit of $2,650 in the year ended November 30, 2010.

        The Company has elected to adopt the short-form method to calculate its pool of windfall tax benefits, as of December 1, 2005. Authoritative accounting guidance prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt an accounting policy where windfall tax benefits are recognized in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefit not recognized in APIC totals $1,900 at November 30, 2011 and $2,063 at November 30, 2010.

        The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2011, 2010 and 2009. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. rate is applied as follows:

	Year Ended November 30,
	2011	2010	2009
Provision (benefit) for income taxes at corporation tax rate	26.0%	28.0%	(28.0)%
Adjustment in respect of prior years	1.8	(2.4)	29.9
Other nondeductible expenses	(0.3)	—	1.8
Research and development tax credits	(13.6)	(0.3)	(23.8)
Effect of change in U.K. tax rate	3.3	—	14.3
Tax differentials on foreign income	(2.2)	(7.8)	(11.1)
Other valuation allowances	2.2	(29.8)	56.1
Movement in unrecognized tax benefits	(7.1)	(0.6)	(2.1)

Provision (benefit) for income taxes	10.1%	(12.9)%	37.1%

        In the period ended November 30, 2010 the valuation allowances of 29.8% includes a benefit of 18.5% in respect of U.K. deferred tax assets utilized during the fiscal year against which a valuation allowance was established in fiscal year 2008 and a benefit of 11.3% in respect of the remaining valuation allowance related to U.K. deferred tax assets released at November 30, 2010.

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

        The enacted U.K. corporation tax rate reduced from 28% to 27% in the year ended November 30, 2010, to 26% in the ended November 30, 2011 and will reduce to 25% in the year ended November 30, 2012. The U.K. government has indicated that they plan to reduce the corporation tax rate by an additional 1% in each of the two subsequent years. The U.K. deferred tax asset has been calculated at the rate of 25%.

        The components of income (loss) before income taxes are:

	Year Ended November 30,
	2011	2010	2009
U.K.	$17,937	$80,251	$(20,658)
U.S.	8,726	8,521	4,281
Malaysia	8,702	36,028	3,774
Other	(3,992)	(1,363)	631

Total	$31,373	$123,437	$(11,972)

        As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia is substantially exempt from income taxes until May 2012. The income tax benefit attributable to this tax status was estimated to be $2,176 ($0.07 per share, diluted), $10,088 ($0.32 per share, diluted) and $1,057 ($0.04 per share) during the years ended November 30, 2011, 2010 and 2009, respectively.

        The following table summarizes the activity related to the Company's gross unrecognized tax benefits:

	Year Ended November 30,
	2011	2010
Balance of unrecognized tax benefits at December 1	$6,421	$7,646
Gross increase for tax positions taken during a prior period	76	1,294
Gross decrease for tax positions taken during a prior period	(314)	(2,828)
Gross increase for tax positions taken during the current period	972	1,947
Settlements	(1,973)	(944)
Reductions as a result of a lapse of the applicable statute of limitations	(1,323)	(694)

Balance of unrecognized tax benefits at November 30	$3,859	$6,421

        At November 30, 2011, all of the unrecognized tax benefit of $3,859 would affect the effective tax rate, if recognized.

        At November 30, 2011 and 2010, the Company had accrued in current tax approximately $100 and $300 respectively for the payment of interest and penalties relating to unrecognized tax benefits.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The Company's subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. During the period ended November 30, 2011 a tax authority enquiry into the Company's U.K. income tax return for fiscal year 2007 was concluded without adjustment. The income tax returns for fiscal years 2009, 2010 and 2011 remain open to examination. The Company does not expect the total gross amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months. The Company's U.S. Federal and state income tax returns for fiscal years 2007 through fiscal year 2011 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2005.

9.     Equity compensation plans

        During the three years ended November 30, 2011 the Company's share based awards have primarily consisted of Restricted Stock Units ("RSUs"). The Company also operates an Employee Share Purchase Plan ("ESPP") for U.S. employees and a Sharesave option plan for U.K. employees. The Company suspended new awards under the ESPP and the Sharesave plan during 2009 due to the volatility in its share price, but resumed awards in 2010.

        The Company and Credit Suisse, the managing underwriter for the Company's Initial Public Offering (IPO) in 2004, have agreed to impose a limit on the number of common shares over which options may be granted, to the effect that the total number of common shares over which options may be granted under all of the Company's share option, share purchase, restricted stock, restricted stock units and stock bonus award plans shall not, in any consecutive ten year period, commencing after the IPO, exceed 5,633. Lapsed and surrendered options are disregarded for these purposes. As at November 30, 2011, share awards over 5,122 common shares had been granted since the IPO.

Equity Compensation

        The following table summarizes equity compensation expense related to share-based awards:

	Year ended November 30,
	2011	2010	2009
Equity compensation:
Cost of revenues	$824	$1,541	$907
Research and development	2,534	3,107	1,856
Selling, general and administrative	3,769	5,006	2,862

Total equity compensation	7,127	9,654	5,625

Related income tax benefit	$1,782	$3,241	$—

Restricted Stock Units

        RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The holders of RSUs are not entitled to receive dividends or dividend equivalents. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $6,837, $9,500 and $5,503 has been recorded in the years ended November 30, 2011, 2010 and 2009 respectively. The

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

calculation of the number of units expected to vest is based on management's assessment of achievement of the related performance conditions. Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2008	1,168	$17.47	1.8
Granted	960	6.01
Vested	(273)	20.25
Cancelled/forfeited	(425)	17.09

Non-vested restricted stock units at November 30, 2009	1,430	$9.78	1.7
Granted	1,238	13.76
Vested	(533)	8.80
Cancelled/forfeited	(62)	12.85

Non-vested restricted stock units at November 30, 2010	2,073	$11.32	1.7
Granted	980	13.04
Vested	(659)	11.74
Cancelled/forfeited	(446)	11.36

Non-vested restricted stock units at November 30, 2011	1,948	$12.09	1.6

Non-vested restricted stock units expected to vest at November 30, 2011	1,298	$11.73	1.4	$16,880

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Sharesave Plan activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2008	96	$16.78	2.6
Canceled/forfeited	(44)	17.88

Outstanding at November 30, 2009	52	$15.85	1.9
Granted	41	16.01
Canceled/forfeited	(17)	17.09

Outstanding at November 30, 2010	76	$15.66	2.1
Granted	190	8.25
Canceled/forfeited	(61)	15.57

Outstanding at November 30, 2011	205	$8.82	2.9	—

        There were no options exercisable at November 30, 2011, 2010 and 2009.

Share Option Plans

        The Company has four plans, under which employees were granted options to purchase Xyratex Ltd common shares prior to November 30, 2005. Options granted under each plan vest in line with certain criteria, including at the earlier of a takeover or liquidation of the Company, or ratably, over a period of up to four years from the grant date. Options granted under these plans expire under certain criteria including at the earlier of ten years from the date of grant, following a change of control, amalgamation or liquidation of the Company or immediately upon termination of employment with the Company. As of November 30, 2011, options to purchase 526 common shares were outstanding under these plans.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Options exercised and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2008	1,592	$9.91
Exercised	(11)	2.32
Canceled/forfeited	(341)	8.54

Outstanding at November 30, 2009	1,240	$10.46
Exercised	(395)	8.00
Canceled/forfeited	(13)	14.31

Outstanding at November 30, 2010	832	$12.42
Exercised	(301)	11.60
Canceled/forfeited	(5)	13.60

Outstanding at November 30, 2011	526	$12.81	2.8	$387

Exercisable at November 30, 2009	1,227	$10.38

Exercisable at November 30, 2010	832	$12.42

Exercisable at November 30, 2011	526	$12.81	2.8	$375

        The aggregate intrinsic value of options outstanding at November 30, 2010 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. Of the outstanding options at November 30, 2011, 456 had exercise prices that were higher than the $13.00 closing market price of the Company's common shares on that date. The total intrinsic value of options exercised during the years ended November 30, 2011, 2010 and 2009 was $731, $4,049 and $52, respectively, determined as of the date of exercise. The total fair value of options that vested during the years ended November 30, 2011, 2010 and 2009 was $0, $53 and $206, respectively. The total fair value of options that were forfeited during the years ended November 30, 2011, 2010 and 2009 was $22, $114 and $1,285, respectively.

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The following table summarizes information about share options outstanding at November 30, 2011:

	Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price
$4.24–$4.25	71	0.6	$4.25
$9.65	4	2.4	$9.65
$13.51–$14.47	447	3.1	$14.17
$15.57	5	3.5	$15.57

	526	2.8	$12.81

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

        ESPP activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2008	—	—	—
Granted	44	$1.94
Exercised	(44)	1.94

Outstanding at November 30, 2009	—	—	—
Granted	26	13.80

Outstanding at November 30, 2010	26	$13.80	0.4
Granted	46	8.54
Canceled/forfeited	(26)	13.80

Outstanding at November 30, 2011	46	$8.54	0.4	$205

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

        Expected Volatility.    The volatility factor the Company used in the Black-Scholes option valuation model is based on the Company's historical share prices.

        Risk-Free Interest Rate.    The Company based the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

        Expected Dividend Yield.    Prior to August 2011, the Company had never paid any cash dividends on its common shares and did not anticipate paying any cash dividends. Consequently, the Company used an expected dividend yield of zero in the Black-Scholes option valuation model.

        Expected Forfeitures.    The Company uses historical data to estimate pre-vesting option forfeitures. The Company records share-based compensation only for those awards that are expected to vest.

        The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year ended November 30,
	2011	2010	2008
Risk-free interest rate	1.00%	3.00%	3.00%
Dividend yield	0.00%	0.00%	0.00%
Volatility	66%	75%	75%
Expected option life	1.5 years	1.5 years	1.5 years

        At November 30, 2011, the Company had 1,503 non-vested share based awards that had a weighted average grant date fair value of $11.33. As of November 30, 2011, the Company had $8,127 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.4 years.

10.   Equity and dividends

        The Company's authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2011, there were 27,568 common shares outstanding. No other class of shares has been issued.

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

        Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2011, there were no preference shares outstanding.

        Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2011, there were no deferred shares outstanding.

Repurchases of Common Shares

        The Company announced in March 2011 that it would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50,000 of the outstanding shares following April 30, 2011. Under the plan the Company repurchased 3,602 shares at an aggregate cost of $32,291 in the year ended November 30, 2011.

Dividends

        In the third fiscal quarter of the year ended November 30, 2011 the Company commenced paying dividends to holders of its common shares. The Company declared two dividends totaling 10.5 cents per share with a total value of $2,980. Of this amount $1,521 was paid subsequent to November 30, 2011.

11.   Employee benefit trusts

        The Company has a variable interest in an employee benefit trust (the "Trust") which was formed in 1994 by Havant International Holdings Limited (HIHL), a predecessor holding company, for the benefit of current and former employees and to facilitate obligations under HIHL's share option plans. Following the demerger of the Company's business from HIHL in 2000, the Trust holds shares of the Company. Assets held by the Trust are used to compensate current employees of the Company and former employees of HIHL and its subsidiaries. The Company is not the primary beneficiary of the Trust because it does not absorb expected losses of the Trust, nor does it receive expected residual returns of the Trust. As of November 30, 2011 and 2010, the Trust held nil and 62 common shares, respectively. The Trust has not made any new awards since 2004.

        Transactions between the Trust and employees of the Company have been accounted for as if they were transactions of the Company and any resulting equity compensation expense has been pushed

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

down into these financial statements with an offsetting entry to additional paid in capital. Activity related to equity based compensation awards given to employees are included in the share option and award activity in Note 9.

        The Trust pays administrative fees to the Company of $9 per year.

        The Company set up a new employee benefit trust in June 2004. This trust holds 95 common shares in Xyratex Ltd, included in unissued shares at November 30, 2011. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company.

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

        The following table summarizes the foreign currency derivative contract activity:

Number of contracts
At November 30, 2009	26
Matured during the period	(27)
New contracts entered into during the period	34

At November 30, 2010	33
Matured during the period	(33)
New contracts entered into during the period	31

At November 30, 2011	31

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The fair value of derivative instruments and their location in the consolidated balance sheet as of November 30, 2011 and November 30, 2010 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	November 30, 2011	November 30, 2010
Asset derivatives	Other current assets	$—	$697
Liability derivatives	Other accrued liabilities	$1,539	$—

        The effect of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the year ended November 30, 2011 was as follows:

Derivatives in Cash Flow Hedging Relationships	Gain (Loss) Recognized(1)	Gain (Loss) Reclassified(2)
Foreign exchange contracts	$(1,539)	$697

(1)
Amount recognized in AOCI (effective portion) net of tax of $632.

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

        The following table shows derivatives existing as of November 30, 2011 and November 30, 2010:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2011	2010
Nominal value of forward exchange contracts and options	$53,850	$58,776
Fair value of contracts—asset (liability)	$(1,057)	$455
Average rate of contract	$1.59	$1.54
Period end rate	$1.56	$1.55

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2011	2010
Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts—asset (liability)	$(482)	$242
Average rate of contract	$0.32	$0.31
Period end rate	$0.31	$0.32

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

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2011 and at November 30, 2010 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	November 30, 2011		November 30, 2010
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$(1,539)	$(1,539)	$697	$697

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

13.   Commitments and Contingencies

        Operating Lease Commitments.    Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2011 are as follows:

Year Ending November 30,
2012	$6,342
2013	3,262
2014	1,508
2015	1,469
2016	1,355
2017 and thereafter	730

Total minimum payments required	$14,666

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $8,221, $7,787 and $6,903 for the years ended November 30, 2011, 2010 and 2009, respectively.

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

XYRATEX LTD

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2011:

Amount of liability
Balance at November 30, 2008:	$3,954
Accruals for warranties issued during the year	3,210
Settlements made during the year	(3,627)

Balance at November 30, 2009:	$3,537
Accruals for warranties issued during the year	6,055
Settlements made during the year	(4,007)

Balance at November 30, 2010:	$5,585
Accruals for warranties issued during the year	3,780
Settlements made during the year	(4,437)

Balance at November 30, 2011:	$4,928

14.   Supplemental Cash Flow Information

        Cash paid for income taxes was $2,572, $1,960 and $2,197 for the years ended November 30, 2011, 2010 and 2009, respectively. Cash received from income taxes was $0, $0 and $658 for the years ended November 30, 2011, 2010 and 2009, respectively. Cash paid for interest was $5, $130 and $54 for the years ended November 30, 2011, 2010 and 2009, respectively.

        Proceeds from the exercise of share options were $3,344, $2,113 and $87 for the years ended November 30, 2011, 2010 and 2009 respectively.

15.   Segment Information

        The Company reports its operations in two product segments—NSS and SI.

  Description of the Company's segments:

        NSS.    Hard disk drive (HDD) based storage subsystems and solutions which are sold to Original Equipment Manufacturers (OEMs).

        SI.    HDD manufacturing process equipment, which is sold directly to manufacturers of HDDs and their component suppliers.

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

	Year Ended November 30,
	2011	2010	2009
Revenues:
NSS	$1,324,547	$1,258,940	$762,028
SI	123,929	342,943	105,863

Total Segments	$1,448,476	$1,601,883	$867,891

Gross profit:
NSS	$212,654	$166,882	$97,981
SI	10,242	114,427	28,202

Total Segments	222,896	281,309	126,183
Non cash equity compensation	(824)	(1,541)	(907)

Total	$222,072	$279,768	$125,276

Depreciation and amortization:
NSS	$10,326	$12,337	$13,437
SI	8,854	5,899	5,803

Total Segments	19,180	18,236	19,240
Corporate	4,401	3,873	2,896

Total	$23,581	$22,109	$22,136

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

Geographic Information

	United States	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2011	$770,249	$248,296	$428,597	$1,334	$1,448,476
Year Ended November 30, 2010	$783,109	$228,393	$585,867	$4,514	$1,601,883
Year Ended November 30, 2009	$512,928	$134,370	$216,895	$3,698	$867,891
Long-lived assets (all non-current assets):
November 30, 2011	$8,967	$33,695	$19,618	$1,063	$63,343
November 30, 2010	$8,547	$23,648	$21,666	$1,152	$55,013
November 30, 2009	$7,679	$22,815	$20,142	$1,056	$51,692