Form 20-F
period 2012-11-30
XYRATEX LTD
filed 2013-02-21
CIK 1284823

Use these links to rapidly review the document

PART III

XYRATEX LTD
ANNUAL REPORT FOR THE YEAR ENDED
NOVEMBER 30, 2012

As filed with the Securities and Exchange Commission on February 21, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended November 30, 2012
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

Brad Driver
510-687-5260
bdriver@xyratex.com
Xyratex International Inc.
46831 Lakeview Blvd
Fremont, CA 94538
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each Exchange on which registered
Common Shares, par value $0.01 per share	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

27,024,499 common shares, par value $0.01 per share

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

Yes ☐        No ☒

INTRODUCTION

        Xyratex Ltd is a limited liability company incorporated under the laws of Bermuda. Xyratex Ltd was incorporated on April 10, 2002 and is registered with the Registrar of Companies in Bermuda under registration number EC 31989. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. We maintain a registered office in Bermuda at Clarendon House, Church Street, Hamilton, Bermuda. Our principal executive offices are located at Langstone Road, Havant PO9 1SA, United Kingdom and the telephone number for these offices is (011) 44 2392 496000. Our agent for service of process in the United States is Brad Driver, 46831 Lakeview Blvd, Fremont, California 94538, USA (telephone: (510) 687 5200).

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

        The Gartner Report described herein (the "Gartner Report") represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. ("Gartner"), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report are subject to change without notice.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; anticipated product launches; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure, the impact of cost reduction efforts and investment plans; adequacy of capital; continued beneficial tax status and ability to use deferred tax assets; and financing plans. The words "aim," "may," "will," "expect," "anticipate," "believe," "future," "continue," "help," "estimate," "predict," "project," "potential," "plan," "intend," "should," "could," "would," "shall" or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management's current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see "Part I, Item 3.D—Risk Factors" and "Part I, Item 5—Operating and Financial Review and Prospects (Management's Discussion and Analysis of Financial Condition and Results of Operations)."

PART I

ITEM 1:    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2:    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3:    KEY INFORMATION

Item 3.A:    Selected Financial Data

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

        The selected historical consolidated statement of operations data for the years ended November 30, 2012, 2011 and 2010 and balance sheet data as of November 30, 2012 and 2011 presented below have been derived from our consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2009 and 2008 and balance sheet data as of November 30, 2010, 2009 and 2008 presented below have been derived from the consolidated financial statements not included in this report.

	Year Ended November 30,
	2012	2011	2010	2009	2008
	(U.S. dollars in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Enterprise Data Storage Solutions	$974,043	$1,324,547	$1,258,940	$762,028	$855,770
HDD Capital Equipment	184,855	123,929	342,943	105,863	193,946

Total revenues	1,158,898	1,448,476	1,601,883	867,891	1,049,716

Gross profit:
Enterprise Data Storage Solutions	155,326	212,654	166,882	97,981	107,275
HDD Capital Equipment	41,475	10,242	114,427	28,202	52,566
Non-cash equity compensation	(965)	(824)	(1,541)	(907)	(1,264)

Total gross profit	195,836	222,072	279,768	125,276	158,577

Operating expenses:
Research and development	103,667	115,558	92,705	71,062	85,897
Selling, general and administrative	68,432	66,377	60,002	56,463	63,686
Amortization of intangible assets	3,154	4,176	3,669	3,939	4,882
Impairment of goodwill	—	—	—	—	34,256
Impairment of intangibles	—	2,230	—	—	—
Restructuring costs	4,120	2,750	—	5,898	—

Total operating expenses	179,373	191,091	156,376	137,362	188,721

Operating income (loss)	16,463	30,981	123,392	(12,086)	(30,144)
Interest income, net	799	392	45	114	1,618

Income (loss) before income taxes	17,262	31,373	123,437	(11,972)	(28,526)
Provision (benefit) for income taxes	(398)	3,076	(15,991)	4,442	19,383

Net income (loss)	$17,660	$28,297	$139,428	$(16,414)	$(47,909)

Net earnings (loss) per common share—basic	$0.64	$0.96	$4.63	$(0.56)	$(1.64)
Net earnings (loss) per common share—diluted	$0.63	$0.92	$4.46	$(0.56)	$(1.64)
Cash dividends declared per share	$0.29	$0.11	—	—	—
Weighted average common shares (in thousands) used in calculating net earnings (loss) per share:
Basic	27,513	29,605	30,101	29,402	29,157
Diluted	28,199	30,631	31,270	29,402	29,157

	As of November 30,
	2012	2011	2010	2009	2008
	(U.S. dollars in thousands except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$117,174	$132,630	$90,842	$51,935	$28,013
Working capital	295,436	292,355	297,405	161,277	145,653
Total assets	511,277	593,703	580,982	354,250	373,187

Total shareholders' equity	$374,534	$369,174	$367,331	$219,238	$213,589

Number of shares issued and outstanding:
Common shares (in thousands)	27,024	27,568	30,276	29,461	29,146

Item 3.B:    Capitalization and Indebtedness

        Not applicable.

Item 3.C:    Reason for the Offer and Use of Proceeds

        Not applicable.

Item 3.D:    Risk Factors

        The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

        Sales to a small number of customers represent a substantial portion of our revenues. The loss of any of our major customers could significantly harm our financial condition.

        We derive a substantial portion of our revenues from a relatively small number of customers. In our 2012 fiscal year, sales to our top six customers accounted for 88% of our revenues with sales to NetApp Inc., Dell Inc. and IBM accounting for 38%, 19% and 15% of our revenues respectively. In our 2011 fiscal year, sales to our top six customers accounted for 93% of our revenues with sales to NetApp Inc., Dell Inc. and IBM accounting for 42%, 22% and 13% of our revenues respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose any one or more of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

        Additionally, if there is further consolidation within our industry or among our customer base, this may lead to reduced demand for our products, replacement of our products by the combined entity with those of our competitors and cancellations of orders. These consolidated customers may have increased leverage in negotiating prices and other terms of sale. For example, we believe the acquisition of Hitachi Global Storage Technologies by Western Digital could lead to reduced demand for our capital equipment products.

        In 2008, we reached an agreement with NetApp which enables them to utilize contract manufacturers, under license, as an alternative source for the products we supply. As a result, we have experienced a significant reduction in sales to NetApp and expect to experience further reduction in such sales, as our agreement with NetApp allows NetApp to alternatively source an increasing proportion of our products each year. This proportion was set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year, 75% in our 2013 fiscal year and 100% in our 2014 fiscal year. Any further penetration of contract manufacturers into our major customers could adversely affect our revenues and financial condition.

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

        Our quarterly operating results have fluctuated significantly in the past, as shown in the table below for our 2012 and 2011 fiscal years.

Quarter	Revenues	Net Income (Loss)
	(unaudited) (U.S. dollars in thousands)
First Quarter 2011	$360,499	$4,686
Second Quarter 2011	338,548	(4,562)
Third Quarter 2011	361,836	9,657
Fourth Quarter 2011	387,593	18,516
First Quarter 2012	295,666	10,861
Second Quarter 2012	322,116	6,996
Third Quarter 2012	275,670	7,746
Fourth Quarter 2012	$265,446	$(7,943)

        In addition, we may derive a significant portion of our revenues in each quarter from a small number of relatively large orders. If one or more of our major customers decides to defer a purchase order or delays product acceptance in any given quarter, this is likely to result in reduced total revenues for that quarter. Accordingly, comparisons of our quarterly results of operations or other period to period comparisons are not necessarily meaningful and should not be relied on as an indication of our future performance.

        Our quarterly and annual revenues and results of operations may also fluctuate significantly if one or more of the risk factors identified in this Annual Report occurs and, depending upon the timing of that event, may have a disproportionate effect in any given quarter or year. In addition, it is possible that some future results of operations may be below the expectations of public market analysts and investors, which could cause a decline in our share price.

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

        Our gross margins have been and may continue to be affected by a variety of other factors, including:

  •
  Product and customer mix.

  •
  HDD and other component costs.

  •
  Changes in component content of products.

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

        We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

  •
  companies providing storage subsystems and components to OEMs, including MiTAC International Corporation and Sanmina-SCI Corporation (doing business as Newisys), together with larger suppliers such as EMC Corporation and Hitachi, Ltd.;

  •
  electronic manufacturing services (EMS) companies acquiring the necessary skills and intellectual property to enter the enterprise data storage marketplace;

  •
  other high performance computing (HPC) data storage providers including Data Direct Networks and Panasas, Inc., together with larger suppliers such as EMC, NetApp and IBM;

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

        Continuing weakness or further deterioration in global economic conditions may have an adverse impact on our results of our operations and financial condition.

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

        The success of our business depends on the continued high growth of the volume of digital information. If this growth does not occur at the rate anticipated, our business may be significantly harmed.

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

        Claims by third parties that we infringe their intellectual property may arise through our use of open source technologies within our products.

        We increasingly use open source software technologies within our products. Although we have taken steps to keep open source technologies separated, our use of open source software could subject us to claims of ownership of, or demands for the release of, the source code, the open source software and/or derivative works that were developed using such software, or claims that otherwise seek to enforce the terms of the applicable open source license. These claims could also result in litigation or require us to purchase a costly license, devote additional research and development resources to change our products or discontinue the sale of certain products, any of which would have a negative effect on our business, financial condition and operating results.

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

        Our manufacturing process depends on the availability and timely supply of components and subassemblies which meet our specifications and quality demands. Some of the components that we integrate into our own products are highly specialized and may only be available from a single source or a limited number of suppliers, particularly semiconductor and HDD suppliers. In addition, we depend on Flextronics International Ltd. as our sole source supplier for the provision of electronic printed circuit board assemblies (PCBAs). We are dependent on a number of other companies as sole source suppliers for certain subassemblies. Our reliance on Flextronics reduces our control over the manufacturing process, exposing us to risks including reduced control over quality assurance, increased production costs and reduced product supply. If we fail to manage effectively our relationship with Flextronics, or if Flextronics experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, our ability to ship products to our customers could be impaired and our competitive position and reputation could be damaged. Moreover, if any of our suppliers were to cancel or materially change their commitments to us or fail to meet the quality or delivery requirements needed to satisfy customer demand for our products, we could lose time-sensitive orders, be unable to develop or sell some products cost-effectively or on a timely basis, if at all, and have significantly decreased revenues, margins and earnings, which would have a material adverse effect on our business. In addition, our suppliers may go out of business, be impacted by natural disasters or may cease production of components, and it can take a substantial period of time to qualify a new supplier of components. Moreover, we obtain these components through purchase order arrangements and do not have long-term supply agreements in place with our suppliers.

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

        Certain of our products are subject to U.S. export control laws and other international laws affecting the countries in which our products and services may be sold, distributed, or delivered. If we were found to have violated these laws, the consequences of such a determination could have a material and adverse effect on our business, financial condition and results of operations.

        Due to the global nature of our business, we are subject to import and export restrictions and regulations, including the Export Administration Regulations (EAR) administered by the Commerce Department's Bureau of Industry and Security (BIS) and the trade and economic sanctions regulations administered by the Treasury Department's Office of Foreign Assets Control (OFAC). The United States, through the BIS and OFAC, places restrictions on the sale or export of certain products and services to certain countries and persons. Violators of these export control and sanctions laws may be subject to significant penalties, which may include significant monetary fines, criminal proceedings against us and our officers and employees, a denial of export privileges, and suspension or debarment from selling products to the federal government. We take a variety of precautions to prevent our products from being shipped to U.S. sanctioned targets; however, our products could be shipped to those targets by third parties, including potentially our channel partners.

        We operate in North America, Asia and Europe and we cannot predict the impact that risks typically associated with conducting business internationally will have on our business.

        We have operations in North America, Asia and the United Kingdom. We market and sell our products throughout the world. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

  •
  significant currency fluctuations between the U.S. dollar (in which our revenues are principally denominated) and the U.K. pound (in which certain of our costs are denominated);

  •
  complexities of managing our operations in North America, Asia and the United Kingdom;

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

  •
  the burden and expense of complying with the laws and regulations of various jurisdictions, including increasing liability under data privacy requirements and anti-corruption regulations;

  •
  the impact of an outbreak of a viral pandemic, such as swine flu, severe acute respiratory syndrome or the avian flu virus, on our employees or suppliers; and

  •
  the impact of a natural disaster or severe weather affecting a large geographical region, such as the flooding in Thailand in 2011, which could affect either supply lines, our ability to produce products internally, deliver our products or our customers' ability to pay or purchase new products and require us to invest in extensive plant and machinery to protect our buildings and production operations.

        The occurrence of any of these events could significantly harm our financial condition.

        We have experienced operating losses in the past and there can be no assurance that we will be profitable in the future.

        We have experienced operating losses in the past, including operating losses of $12.1 million and $30.1 million in our 2009 and 2008 fiscal years, respectively, and most recently an operating loss of $7.9 million in the fourth quarter of 2012. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions and therefore we will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we can achieve operating income on a quarterly or annual basis in the future.

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

        Our principal shareholders own a significant percentage of our company and are able to exercise significant influence over our company, and their interests may differ from those of our other shareholders.

        Our principal shareholders and their affiliated entities together control approximately 46.6% of our issued and outstanding common shares. Accordingly, these shareholders, if they were to act together, would have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

        If our Malaysian subsidiary ceases to receive favorable tax treatment by the Malaysian government we may be subject to tax liability that could significantly harm our financial condition.

        A significant proportion of our enterprise data storage product revenues are recorded by our Malaysian subsidiary, which benefits from tax incentives granted by the Malaysian government. These are currently in force until 2017. Our favorable tax treatment in Malaysia is dependent upon the success of meeting certain requirements set out by the Malaysian authorities and demonstrating to both the Malaysian and the U.K. tax authorities that transactions between the relevant parties take place on an arm's-length basis. The loss of these tax benefits could increase our tax liabilities for past, current and future years, which could significantly harm our financial condition.

        Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common shares trade, the markets in which we operate our operations and our financial condition.

        Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and internationally, as well as those of our customers and suppliers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common shares.

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

        The Dodd-Frank Wall Street Reform Act of 2010 holds U.S. companies responsible for tracing and auditing their supply chain for minerals and derivative metals from the Democratic Republic of Congo and adjoining countries to ensure that they are not funding armed groups. We are required to trace, audit and certify that minerals used within our products are supplied from conflict-free mines. We may incur significant costs to comply with these diligence and disclosure requirements. In addition, we may have to change the supplier for certain components, if they cannot be proven to be conflict-free minerals. We may also face reputational harm, or reduced revenues, if our customers or other stakeholders conclude that we are unable to verify sufficiently the origins of the minerals used in the products we sell.

        The California Transparency in Supply Chains Act of 2010 became effective on January 1, 2012. This act requires retailers and manufacturers who do business in the State of California and have gross worldwide sales of more than $100 million to be transparent about the efforts (if any) they have undertaken to eradicate slavery and human trafficking in their supply chain. Failure to comply with this act could lead to an injunction brought by the California Affiliate Attorney General and reputational harm.

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

        We are continually seeking ways to make our cost structure, business processes and systems more efficient, including moving activities from higher cost to lower cost locations, outsourcing certain business process functions and implementing new business information systems. Problems with the execution of these activities could have an adverse effect on our business or results of operations.

        We continuously seek to make our cost structure and business processes more efficient. We are focused on increasing workforce flexibility and scalability, and improving overall competitiveness by leveraging our global capabilities, as well as external talent and skills, worldwide. For example, certain engineering activities and projects that were formerly performed in the U.S. and the U.K. have been moved to lower cost international locations and we rely on partners or third-party service providers for the provision of certain development activities.

        The challenges involved with moving or outsourcing activities include executing business functions in accordance with local laws and other obligations while maintaining adequate standards, controls and procedures. We are also subject to increased business continuity risks as we increase our reliance on outsource providers. For example, we may no longer be able to exercise control over some aspects of the future development, support or maintenance of outsourced operations and processes, including the management and internal controls associated with those outsourced business operations and processes, which could adversely affect our business. If we are unable to effectively utilize or integrate and operate with external resources or if our partners or third-party service providers experience business difficulties or are unable to provide business services as anticipated, we may need to seek alternative service providers or resume providing these business processes internally, which could be costly and time-consuming and have a material adverse effect on our operating results. In addition, we may not achieve the expected benefits of our outsourced development and information systems process improvements.

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

        We have recently implemented changes to our business information systems and are now using cloud computing for e-mail and storage of business data. An interruption in service, or unavailability of our cloud based systems, could result in an interruption to our business processes.

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

        We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to report annually on our evaluation of our internal controls over financial reporting. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2012, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management's time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

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

        Changes in securities laws and regulations have increased and may continue to increase our costs and make it more difficult to attract and retain qualified board members and executive officers.

        Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and rules promulgated by the SEC and the NASDAQ Stock Market LLC, have increased and may continue to increase our expenses as we evaluate the implications of these rules and devote resources to respond to their requirements. The NASDAQ Stock Market LLC, on which our shares are listed, has comprehensive rules and regulations relating to corporate governance. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices. These developments may also make it more difficult and more expensive for us to obtain director and officer liability insurance in the future, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. Further, our board members, Chief Executive Officer and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers, which would adversely affect our business.

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

        We are a data storage technology company. Stock markets generally have recently experienced extensive price and volume fluctuations, and the market prices of securities of technology companies in particular have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our share price has been subject to significant volatility, with a closing price per share on The NASDAQ Stock Market LLC as high as $17.96 and as low as $6.96 during our 2012 and 2011 fiscal years. These market fluctuations are likely to continue to result in extreme volatility in the price of our common shares. You should also be aware that price volatility may be more pronounced if the trading volume of our common shares is low.

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

        Our shareholder rights plan and certain provisions of our bye-laws may discourage a change of control.

        On December 17, 2012, we adopted a shareholder rights plan that provides for one right for each of our outstanding common shares. The rights are designed to assure that all of our shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by our board of directors.

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

ITEM 4:    INFORMATION ON THE COMPANY

Item 4.A:    History and Development of the Company

        See "Introduction."

Item 4.B:    Business Overview

Company Overview

        Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry.

        Our product and solution portfolio for the enterprise data storage industry includes storage enclosures, integrated application platforms and high performance computing (HPC) data storage solutions. Our HDD based storage subsystems support a range of high-speed interconnect technologies to meet demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs, including Solid State Drives (SSDs), to be created from a standard set of interlocking technology modules. For example, our ClusterStor™ HPC data storage solutions leverage our storage enclosure and application platforms as the hardware basis for the solution. Using data published by an independent research company on the number of petabytes shipped in 2011 and 2012, we estimate that we are responsible for between 12% to 14% of the annual worldwide enterprise storage system storage capacity shipments through our original equipment manufacturer (OEM) customer base. (A petabyte is a unit of measure equal to one million gigabytes (GBs) of data.) According to IDC, Xyratex is recognized as the world's largest OEM supplier by revenue for the last four years (2008-2011) and represented 50.6% of the OEM market share (Source: Worldwide Enterprise Storage Systems 2011 Vendor Shares, IDC, Document #235978, July 2012).

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

        Our patent portfolio continues to reflect our innovation with 370 filings worldwide as of November 30, 2012. In addition, we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets. Our involvement with these organizations helps to provide insight to the emerging needs of the storage market.

        Our technology and design capabilities are complemented by our global manufacturing and configuration services to deliver a customer package unique to the industry. We support our customers through production facilities in Sacramento and Fremont in California, United States; Guadalajara, Mexico; Seremban, Malaysia; and Havant, United Kingdom.

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

        We sell our enterprise data storage solutions primarily to OEMs, and our HDD capital equipment products primarily to HDD manufacturers or their component suppliers. We form long-term strategic relationships with our customers, which include companies such as Cray, Dell, HP, Hitachi, IBM, Microsoft, NetApp, Seagate Technology and Western Digital. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

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

        The adoption of virtualized technologies, the replication of information to improve recoverability, availability, data retention mandates, as well as the significant growth in the creation and archiving of unstructured data (fixed content) in both traditional business and emerging cloud-based businesses changes the scope and the type of storage systems that need to be deployed to customers. This growing diversification of markets and customers, coupled with the volatility in the market, creates both challenges and opportunities for Xyratex. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to recent IDC data, shipments of enterprise storage in terms of petabytes are expected to increase at a compound annual growth rate (CAGR) of 39.0% through 2016; reaching over 116,000 petabytes in 2016 (Source: Worldwide Enterprise Storage Systems 2011-2016 Forecast Update, IDC, Document #237886, November 2012). The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating HDDs, driving an increase in both HDD unit volumes and average storage capacities. NAND Flash based drives, called SSDs, are also now shipping in Xyratex and competitive storage systems. While we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, SSDs are now providing a higher performance tier of storage, Tier-0, that is enhancing the performance of our storage systems. Given the capacity limitations on SSDs, the impact is currently expected to be minimal to the overall forecast, with SSDs expected to contribute approximately 6,655 petabytes, or 2% of enterprise storage, in 2016 (Source: Worldwide Solid State Drive 2012-2016 Forecast Update, IDC, Document #238208, December 2012).

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

        There are a number of macro drivers that affect the markets we serve and fuel the demand for enterprise data storage solutions and capital equipment, some of which are as follows:

  •
  Cloud Computing:    We believe cloud computing brings new architecture demands that are influencing the enterprise data storage market. Emerging public cloud service providers have a diverse range of storage requirements which could provide large opportunities for existing OEM customers and potentially a new market opportunity for Xyratex and bulk storage providers. In order to address the needs of cloud computing, cloud service providers must build new data centers that focus on scalability, availability and efficiency. IDC predicts the investment that providers will make in IT cloud services will represent approximately 16% of IT spending in five key areas: applications, system infrastructure software, platform-as-a-service, servers and storage, which will grow the fastest. The spending for public cloud IT Services is expected to increase from $40 billion in 2012 to $100 billion in 2016 (Source: Worldwide and Regional Public IT Cloud Services 2012-2016 Forecast, IDC Document #236552, September 2012). As this trend continues to gain pace, we anticipate the needs of this market to bear close resemblance to the needs of the enterprise market in terms of quality, performance and availability, enabling our OEM customers to increase their market footprint through Xyratex products. Our data storage solutions are suitable for cloud-based service providers that incrementally need to scale-up or scale-out or both ('scale-up' means to add storage resources without adding compute/ performance nodes in a system, 'scale-out' means adding compute/performance nodes and often storage resources in a system).

  •
  Big Data:    The emergence of Big Data is increasing the focus on maximizing the value of data collected in the normal course of business. According to research firm Gartner, "Big data in general is defined as high volume, velocity and variety information assets that demand cost-effective, innovative forms of information processing for enhanced insight and decision making". Research firm IDC reports that the Big Data Technology and Services market was $4.8 billion in 2011 (Source: IDC Document #233485, Volume: 1, Markets—Big Data: Global Overview: Market Analysis, March 2012). Company estimates suggest that the market for data storage is approximately $864 million based on using the same ratio of data storage to Technology and Services that is used in HPC (18%). Xyratex is developing a Big Data focused solution, which is ClusterStor based, and plans to introduce this solution in 2013. We expect to sell this solution through existing and new partners.

  •
  High Performance Computing:    Storage for HPC is the fastest growing subcategory in the broader HPC market (server, storage, middleware, applications and services) and represents a significant growth opportunity for Xyratex. IDC predicts that storage revenue in the HPC market will grow at 8.9% CAGR through 2016 which will account for $5.6 billion in revenue and approximately 19% of all HPC expenditures (Source: IDC HPC Market Update at SC12 Press Conference, IDC, Document #237983, November 2012). To address this market, Xyratex introduced the ClusterStor 3000 in June 2011 and the ClusterStor 6000 in June 2012. The HPC market consists of large research organizations, educational institutions, commercial research applications and cloud data analytics.

  •
  Tablet and Smart Phone Proliferation:    Mobile devices are driving a change in the IT infrastructure and are also providing new avenues for users to create and consume content. Mobile devices (such as tablets, smart phones and eBook readers) are expected to grow approximately 20% in 2013 and contributing as much as 57% of the overall IT industry's growth (Source: IDC Predictions 2013: Competing on the 3rd Platform, IDC, Document #238044, November 2012). Given the limited storage capacity on these devices, we believe the content created and consumed by tablets and smart phones must be stored on either a separate personal device, on an enterprise storage system or in the cloud. The 2012 Digital Universe Study by IDC states that approximately 68% of the information is created by individuals; however, corporations will touch 80% of that information in its lifecycle (Source: IDC Digital Universe Study, sponsored by EMC, December 2012). We believe this trend is a net positive for Xyratex, as data created by these devices is driving storage demand.

  •
  Social Media:    Social networking sites like Facebook, YouTube and LinkedIn, provide an outlet for consumers to post user generated content, which is driving significant storage growth. The addition of new users and uploaded content has increased significantly over the last several years. Facebook claims over one billion users worldwide in October 2012 (up from 350 million in 2010) who combined posted over 300 million photos every day. LinkedIn claims over 187 million active users in 2012, and YouTube claims that over 728 hours of video were uploaded every minute in 2012 (up from 48 hours of video per minute in 2011). The storage needs of this market are served by the traditional storage market as well as the expanding cloud storage environment.

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

  •
  Increasing HDD Shipped Capacity:    HDD unit volumes as well as the industry's transition to higher capacity HDDs directly affect our sales of Drive Processing Systems. Personal computers, personal storage devices, consumer electronics as well as enterprise drives accounted for 622 million units shipped in 2011. The industry is expected to continue to grow as a result of digital content demand creating a need for low-cost, high capacity solutions which are provided by HDDs. The number of HDD units sold is forecast to increase at a 5.0% CAGR to 793 million in 2016 (Source: Worldwide Hard Disk Drive 2012-2016 Forecast Update: IDC Document #237304, October 2012). Specifically, the transition to higher capacity HDDs increases demand for our DPS equipment because these drives require longer process test and characterization times which results in an increase in the number of servo-fill, serial input-output and interface test cells. We estimate the average HDD capacity to be 744 GB in 2012 with forecast growth to 2.72TB in 2016 (Source Forecast: Hard-Disk Drives, Worldwide, 2009-2016, 4Q12 Update, John Monroe, Gartner, December 2012). (A terabyte (TB) is a unit of measure equal to one thousand gigabytes.)

  •
  Increasing HDD Component Volumes:    HDD component unit volumes are driven by industry demand for HDD units as well as the number of components per drive. IDC writes in its report (Worldwide Hard Disk Drive 2012-2016 Forecast: The Industry Hits the Reset Button, IDC Document #233547, March 2012), "The HDD areal density growth rate was at its lowest level in the past 15 years in 2011. Slowing areal density growth also means a longer time interval for the introduction of new, higher-capacity HDD products." (Areal density is the storage capacity per square inch on the recording surface of a disk.) Based on this slowdown in areal density growth, it therefore seems likely that HDD manufacturers will need to increase the components per drive in order to continue to provide higher capacity drives and keep pace with digital content growth. We believe that this phenomenon will drive further demand for our DCT equipment.

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

Enterprise Data Storage Market

        We design, develop and manufacture modular, scalable, high performance, high-density, high-availability, reliable and flexible enterprise data storage solutions. Our products are generally aimed at the enterprise and high performance computing markets where the need for reliability, availability and serviceability (RAS) is important to the viability of the overall solution. These solutions are available as storage enclosures, application platforms and HPC data storage solutions.

        OneStor™ Storage Enclosures are modular enclosures that currently house between 12 to 84 enterprise and/or solid state disk drives and support 6Gb/s serial attached small computer system interface (SAS) input/output (I/O) modules that can be updated as new technologies are made available to carry even higher bandwidth from solid state disk (SSD) or hard disk drive (HDD) storage to host connections. Our enclosures provide a common technology platform that reduces qualification time for our OEM customers and includes our management interface software, standardized across enclosures and provides easy integration as new platforms become available. These enclosures reside behind server, or appliance heads, to provide expansion storage. These systems offer our customers the flexibility of utilizing SSD and HDD technologies in either the 3.5 inch or 2.5 inch form factors. Our ultra-dense eighty-four drive enclosure is leading the industry with over 16 large form factor drive slots per rack unit height. This enclosure, designed for optimal density, power, cooling, availability and serviceability, we believe positions Xyratex as a leader in this critical segment and provides our OEM customers with an unmatched density advantage over their competitors, critical in markets such as cloud storage and storage for HPC.

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

        ClusterStor HPC data storage solutions are rack-scale solutions that consolidate controllers, our storage enclosures and application platforms, operating system, data protection, Lustre® File System and our scalable management software into a highly optimized scale-out storage platform that can be deployed in hours rather than weeks. These solutions are designed to meet the emerging and future needs of computing systems such as greater performance scale, higher densities, ease of management, and increased availability and reliability. These solutions are designed from the ground up for high performance computing that focus in areas such as scientific research, simulation, climate modeling and oil and gas exploration. ClusterStor is a new architectural approach in HPC data storage eliminating the bottleneck that previous storage architectures create as organizations grow their environment. ClusterStor 3000 was released in 2011 and the ClusterStor 6000 was released in 2012 to address higher performance and capacity requirements.

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

        Our manufacturing operations based in North America, United Kingdom and Malaysia are tightly integrated with key suppliers located primarily in lower cost regions, delivering both volume and product mix flexibility and efficiency. The modular manufacturing lines can be easily replicated in the most efficient worldwide location and provide high quality and highly reliable finished goods.

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

  •
  Our XMan and XCalibre product families provide dedicated manual and fully automated solutions for both 2.5 inch and 3.5 inch hard drives.

  •
  Our new 3.5 inch Optimus offering within the Optimus product family now provides the next generation fully automated solution, complementing our existing Optimus 2.5 inch product.

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

  •
  Our line of substrate and media inspection systems, including our Titan product, represents a unique modular design that combines high sensitivity, integrated, sophisticated defect classification algorithms and defect detection optics with proven high speed automation. These systems can be configured to meet a wide range of process applications by optimizing automation and optical tester selections to meet throughput and sensitivity requirements for critical defect detection to 70 nanometers, making them ideal for high volume production environments.

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

Sales, Marketing, Support and Distribution

        We focus our business development efforts on serving global data storage leaders together with selected emerging customers, particularly those with innovative disruptive technologies. We have a strong record of supporting emerging storage companies and leveraging our product platforms, development expertise, global manufacturing and fulfillment capability.

        We market and sell our products primarily to leading OEMs and disk drive manufacturers and also to a small number of other companies. Our ClusterStor solutions are sold through OEM partners. We provide these solutions to our OEMs in either custom packaging and naming (e.g. Cray Sonexion®) or as a ClusterStor branded solution. We believe that we have a strong sales and marketing model that allows us to develop strategic relationships based on our technical expertise. As part of our sales and marketing activities, we attend industry trade shows and participate in industry associations and customer-sponsored events. As of November 30, 2012, we had 234 employees involved in sales, marketing and customer support activities.

        Our sales and marketing efforts focus on acquiring and deepening our relationships with new and existing customers. Our relationships with new customers frequently begin with supplying key technology components and develop into arrangements for the provision of more comprehensive technology solutions. Our sales cycle is typically long; it can often take in excess of one year for new customers to evaluate our technology before integrating within their products. We also have sales and technical personnel that are based in various geographies to assist the OEM sales force with positioning and selling the ClusterStor solution.

        Our worldwide support organization provides presales support to our customers to assist in evaluation and testing of our products and solutions. Additionally we provide ongoing after sale support to our OEM customers. We also provide post sale support services for our ClusterStor solutions on a contract basis. These services include onsite repair, and professional services including installation and optimization.

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

	Year Ended November 30,
	2012	2011	2010
North America	58.3%	68.7%	54.7%
Asia	29.5%	15.9%	23.8%
Europe	12.2%	15.4%	21.5%

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

        Our customers include some of the largest companies in the storage industry and include Dell, Hitachi, HP, IBM, NetApp, Seagate Technology, Toshiba and Western Digital, as well as numerous emerging companies. In our 2012 fiscal year, sales to our top six customers accounted for 88% of our revenues. During our 2011 fiscal year, our top six customers accounted for 93% of our revenues. The loss of any of our top customers could significantly harm our financial condition.

        We have successfully established relationships with leading HPC providers including Cray, Dell and HP. Cray sells a variation of the ClusterStor solution under its Sonexion brand name. Cray's Sonexion customers include NCSA/BlueWaters, NERSC and Exxon, and future Sonexion deliveries are scheduled for the Pawsey Centre and Deutscher Wetterdienst (DWD) (Germany's National Meteorological Service).

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

        Our customer partnerships often include the manufacture and supply of customer-developed product elements as well as customization of generic platforms, providing a cohesive bond between ourselves and the customer more than that experienced with standard product sales.

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

  •
  integration of data storage hardware with clustered file system and management software;

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

        Our enterprise data storage products compete with products developed by companies active in providing storage subsystems and components to OEMs, including MiTAC International and Sanmina-SCI (doing business as Newisys) together with larger suppliers such as EMC and Hitachi. We also face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaboration with a combination of electronic manufacturing services (EMS), contract electronic manufacturing (CEM) and emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

        Our HPC data storage solutions compete with products developed by other HPC data storage providers, including Data Direct Networks and Panasas, together with larger suppliers such as EMC, NetApp and IBM.

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

Manufacturing and Operations

        Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Sacramento and Fremont in California, United States; Guadalajara, Mexico; Seremban, Malaysia; and Havant, United Kingdom. These facilities share a common SAP Enterprise Resource Planning (ERP) system and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

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

ISO 9001 Quality Management System Registrations

        Our Havant location has been registered to ISO 9001 since we were founded in December 1994. Our Guadalajara, Sacramento and Seremban locations gained registration in 2012, 2001 and 1999 respectively. Since then, all four locations have maintained continuous registration to this quality standard, which we have transitioned to a single global ISO 9001 registration.

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

        We are registered to ISO 14001 at our Havant, Seremban and Sacramento locations; Havant having been first registered in 2005 with Seremban and Sacramento gaining registration in 2007, and we are working towards registration in Guadalajara.

OHSAS 18001 Occupational Health and Safety

        We are committed to ensuring the health, safety and welfare of our employees and other persons who may be affected by our activities. Steps are taken to ensure that our statutory duties are met at all times and our processes and systems of work are designed to ensure the health and safety of our staff and customers. Our Havant, Seremban and Sacramento locations gained OHSAS 18001 registration in 2009, 2011and 2012 respectively, and we are working towards registration in Guadalajara.

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

        Our core technical expertise covers a number of disciplines:

  •
  high speed electronics and interfaces; including current and developing network and storage related data transfer protocols such as FCoE, iSCSI, FC-AL, Ethernet, Infiniband and SAS;

  •
  storage application software focused on scale-out file-systems, data protection, operating systems and sophisticated cluster management;

  •
  firmware focused on advanced server and enclosure management;

  •
  mechanical engineering; critical to ensure optimal performance of disk drives both during manufacturing processes and in data storage subsystems;

  •
  electronic, optical and electro-mechanical control systems;

  •
  storage application processors; and

  •
  system engineering that integrates multiple software, firmware and hardware components with manufacturing capabilities to create complete appliances that customers can easily deploy into production.

        We carry out our research and development activities in Havant, United Kingdom; Heathrow, Florida; Fremont, San Francisco and Valencia, California; Kitchener, Canada; Singapore; Seremban, Malaysia; Russia and through outsource providers in Kiev, Ukraine; Hyderabad and Pune, India; and Bucharest, Romania.

        We have made significant investments in research and development throughout our history with aggregate expenditures of $312 million during the last three fiscal years. We have consistently maintained over 25% of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

        We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2012, we engaged in 71 research and development projects. 18 of these projects are focused on developing new technologies or applications, and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

        We have continued to invest significantly in research and development projects in 2012. For example, in connection with the enterprise data storage market, we continued to invest in the Lustre file system software, used in our HPC data storage solutions, as well as optimizing a high density 3.5 inch HDD enclosure used by both the HPC and OEM storage products. These products have the potential to be used in cloud applications as well as further OEM storage applications. In connection with the HDD capital equipment market we are developing a new product to more effectively test 3.5 inch HDDs and new products which address the requirements of head and media substrate manufacturing.

Intellectual Property

        Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2012, we had 149 U.S. patents granted, 71 U.S. patents pending, 98 non-U.S. patents granted and 52 non-U.S. patents pending.

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

        In the course of 2011 and 2012, we increasingly used open source software technologies within our products. We manage open source software technologies in an effort to ensure we are protecting proprietary intellectual property while maintaining relationships with the wider community to leverage the community's collective momentum to the benefit of our product roadmaps.

        We have documented internal processes for the management and protection of our intellectual property. These include standard forms for patent filing, design and trademark registration, employee and contractor supplier agreements, and non-disclosure agreements. We file patent applications when we consider patent protection to be the most appropriate and commercially practical means of protecting our intellectual property. We do not generally differentiate our products by their external design features, but we do register designs where we consider it appropriate. Many of our products are differentiated by their unique mechanical designs, which we have taken steps to protect under patent law. Increasingly we are differentiating our products with software design features and have taken steps designed to ensure that open source technologies are kept separated via the use of industry-standard tools embedded in the development processes as well as patenting key features of the software algorithms and design. In addition, we have considerable expertise in the areas of very high-speed electronics.

        We sell our data storage enclosures and application platforms primarily to OEMs that incorporate them into their own branded products. We have registered the "Xyratex" and "ClusterStor" trademarks and other trademarks specific to certain of our products.

Legal Proceedings

        From time to time, we may become involved in legal proceedings relating to claims arising out of our operations in the normal course of business. In particular, others may assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business or make claims that we infringe their intellectual property.

        In October 2010, Data Network Storage filed a complaint against Xyratex Ltd, Xyratex Holdings Inc., Xyratex International Inc. and Xyratex (Malaysia) Sdn Bhd, alleging that certain products infringe its patents. In February 2012, Data Network Storage voluntarily dismissed its action against Xyratex.

        We are not currently a party to any litigation or arbitration proceedings, nor are we aware of any threatened or potential legal proceedings, which could significantly harm our financial condition.

Item 4.C:    Organizational Structure

        Xyratex Ltd is the parent company of the Xyratex Group. Xyratex Ltd directly wholly-owns all the significant subsidiaries in the group with the exception of Xyratex International Inc. and Xyratex Mexico S.A. de C.V., which it wholly owns indirectly.

        The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc.	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd.	Malaysia
Xyratex Mexico S.A. de C.V.	Mexico

Item 4.D:    Properties

        Our corporate offices and the center for our European research and development and production operations are located at leased premises in Havant, United Kingdom. Our North America research and development operations occupy leased facilities in Fremont, Valencia and San Francisco in California, Heathrow, Florida and Kitchener, Canada. We maintain leased production operations in Sacramento, California and Guadalajara, Mexico. In Asia, we own production and research and development operations in Seremban, Malaysia and lease research and development operations in Singapore. We also lease office space in Penang, Malaysia, Singapore, China, Thailand, The Philippines and Tokyo, Japan for sales and customer support. The following table lists significant space occupied by us as at January 1, 2013:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
United Kingdom	Havant	92,000	33,000	125,000
North America	Sacramento, California	29,000	141,400	170,400
	Fremont, California	55,800	29,900	85,700
	Heathrow, Florida	21,000	—	21,000
	Valencia, California	14,300	—	14,300
	Guadalajara, Mexico	6,800	52,500	59,300
	Other North America	7,200	—	7,200
Asia	Seremban, Malaysia	70,300	176,600	246,900
	Singapore	18,300	—	18,300
	Other Asia	13,000	—	13,000

Total		327,700	433,400	761,100

ITEM 4A:    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5:    OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

        You should read the following commentary together with the selected historical consolidated financial data set forth in "Part I, Item 3.A: Selected Financial Data" and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in "Part I, Item 3.D: Risk Factors" and elsewhere in this Annual Report.

Overview

        We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Enterprise Data Storage Solutions (previously Networked Storage Solutions or NSS) and Hard Disk Drive (HDD) Capital Equipment (previously Storage Infrastructure or SI). During 2012 we changed the title of our operating segments to reflect the markets in which we operate, but have not made any other changes to our segmental reporting.

        Our Enterprise Data Storage Solutions products are primarily HDD based storage enclosures and solutions, which we provide to OEMs and our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers. We form long-term strategic relationships with our customers and we support them through our operations in North America, Asia and Europe. In our 2012 fiscal year, sales to our top six customers, NetApp, Dell, IBM, HP, Seagate Technology and Western Digital, accounted for 88% of our revenues with sales to NetApp, Dell and IBM accounting for 38%, 19% and 15% of our revenues respectively. Our top six customers in our 2011 fiscal year were NetApp, Dell, IBM, EMC, HP and Seagate Technology, and accounted for 93% of our revenues with sales to NetApp, Dell and IBM accounting for 42%, 22% and 13% of our revenues respectively. We had 29 customers which individually contributed more than $0.5 million to revenues in both our 2012 and 2011 fiscal years.

        As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2012

  •
  Our overall revenues reduced by 20% in 2012 due to significantly reduced demand from our Enterprise Data Storage Solutions customers, partially offset by increased demand from our HDD Capital Equipment customers. As well as customer specific factors, we saw a reduction in demand across most of our customer base after July 2012 which we believe is related to the overall data storage market and connected to weakness of the world economy.

  •
  Revenues from sales of our Enterprise Data Storage Solutions products decreased by $351 million or 27% in the year primarily due to changes in sourcing by a number of a major customers. This included a $158 million reduction in sales to NetApp as a result of our agreement with NetApp which allows them to source an increasing proportion of our products from a contract manufacturer. We expect the impact of these changes to continue in our 2013 fiscal year, offset partially through sales under newly awarded customer programs and increased sales of our recently developed HPC solutions.

  •
  Revenues from sales of our HDD Capital Equipment products increased by $61 million or 49% which included an estimate of $50 million revenue arising from the replacement of equipment damaged in the Thailand floods.

  •
  Gross margins increased from 15.3% to 16.9% primarily due to the increase in HDD Capital Equipment revenues and margins. HDD Capital Equipment gross margins were at historically low levels in our 2011 fiscal year and although improved in our 2012 fiscal year are below the level we plan for and have previously achieved.

  •
  Our operating expenses decreased by 6% as a result of the a cost reduction exercise carried out in our 2011 fiscal year in response to significantly weakened demand for our HDD Capital Equipment products. This was partially offset by increased investment in product development and sales and marketing related to our Enterprise Data Storage Solutions products. We are not planning significant changes in our overall operating expenses in our 2013 fiscal year. We expect the impact of the cost reduction program carried out in 2012 to be offset by increases in expenditure related to solutions products such as those addressing HPC storage.

  •
  Net income decreased to $18 million for the 2012 fiscal year compared to $28 million for our 2011 fiscal year, primarily attributable to the significant decrease in Enterprise Data Storage Solutions revenues, partially offset by increased revenues, increased gross margins and lower expenses related to HDD Capital Equipment products.

  •
  Our cash balance decreased by approximately $15 million during our 2012 fiscal year to $117 million. This was primarily a result of the expenditure of approximately $14 million under the share buyback scheme and $10 million of dividends paid to shareholders. Our cash balance had increased by approximately $42 million during our 2011 fiscal year primarily as a result of the net income during the year and a reduction in working capital. Subsequent to the end of our 2012 fiscal year we paid a $54 million one-time special cash dividend. We believe that, after providing this return of positive operating cash flows to shareholders, we will still be able to meet our cash requirements at least through the next 12 months.

Revenues

        Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our Enterprise Data Storage Solutions revenues are primarily dependent on the worldwide enterprise data storage market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our HDD Capital Equipment revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

        We believe that the historically low level of demand for our HDD Capital Equipment products in 2011 reflected changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the proposed acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively, the impact of two natural disasters in Japan and Thailand and the effect of increased competition for drive processing systems. We experienced an increase in demand in our 2012 fiscal year primarily due to an estimate of $50 million revenue arising from the replacement of equipment damaged in the October 2012 Thailand floods. The demand for these products has declined significantly since July 2012, reflecting continued uncertainty in the underlying demand for HDDs, partly due to weak demand in the global economy, although we are seeing significant demand for products supporting 3.5 inch disk drives and HDD technology changes.

        We experienced a decline in revenue in 2012 for our Enterprise Data Storage Solutions products, primarily due to specific customer factors. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year, 75% in our 2013 fiscal year and 100% in our 2014 fiscal year. We were also impacted by other changes in our customer base in 2012 with reductions in revenue due to certain customer programs moving to an in-house solution. In 2013, we anticipate that these reductions will be offset in part by anticipated revenue from the introduction of a number of new products and programs including a growth in revenue from our new HPC data storage solution. Since the start of the third quarter of our 2012 fiscal year, our revenues have also been impacted by a decline in the underlying market. With continued weakness in this market, we believe our enterprise data storage solutions revenues are likely to continue to decline in our 2013 fiscal year. Over the longer term, our revenues from our major customers will significantly depend on our ability to continue to develop and manufacture products that compete well with products provided by contract manufacturers and these customers' own development efforts.

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

Operating Expenses and Cost Reduction Exercise

        In 2011 we experienced a significant decline in HDD Capital Equipment revenues. In response to this we implemented a cost reduction program to reduce fixed costs where we believe we were able to do so without impacting our competitive position. This resulted in restructuring costs of $2.8 million in 2011. The reduction in annual operating expenses relating to this program amounted to approximately $24 million and has been partially offset by an increase in expenses related to Enterprise Data Storage Solutions.

        Based on demand expectations for HDD Capital Equipment products in 2013 and beyond, as well as an anticipated further reduction in demand for Enterprise Data Storage Solutions products, we took further action during our 2012 fiscal year, to reduce expenses supporting these products in our 2013 fiscal year. These further actions resulted in restructuring costs of $4.1 million in our 2012 fiscal year. Approximately $2 million of this amount relates to manufacturing overheads, a reduction in which will lessen the impact of lower sales on gross margin. The remaining element of the program is expected to result in a reduction of approximately $17 million in annual operating expenses. We expect the impact of this exercise on operating expenses in our 2013 fiscal year to be offset by increased expenses supporting HPC and other related markets including development of software applications and sales and field support.

Foreign Exchange Rate Fluctuations

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $77 million in our 2012 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts and option agreements. By using these derivative instruments, increases or decreases in our U.K. pound operating expenses resulting from changes in the U.S. dollar to U.K. pound exchange rate are partially offset by realized gains and losses on the derivative instruments.

        In previous fiscal years there has been significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2011 to 2012 and therefore 2013 expenses are not expected to be significantly impacted by changes in exchange rates.

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

        Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. As in previous fiscal years our expenditure is spread over a significant number of projects. We do not believe that any one of these projects will significantly impact the future success of the overall business. During our 2012 fiscal year, our research and development expenses related to over 71 separate projects covering developing new products, improving existing products, meeting customer specific requirements and entering new markets, such as development of a product to address the HPC market. We commenced shipments of our first HPC product in our 2012 fiscal year and are undertaking a number of projects related to improvements to the software and hardware components of the product to support our aim to establish the product in the market.

        As of November 30, 2012, 26% of our employees were engaged in our research and development activities. We are committed to developing products based on advanced technologies and design to support the opportunities for growth in both of our segments. Although we have reduced expenditure in relation to HDD Capital Equipment products, we continue to develop our technology base to support our customers and be able to take advantage of the market opportunities we see.

Selling, General and Administrative

        Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, IT costs, other marketing and sales expenses and exchange gains and losses.

Share Repurchase Plan, Dividends and Bank Facilities

        We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of November 30, 2012, we had 27.0 million shares outstanding, having repurchased 3.6 million shares in our 2011 fiscal year at an aggregate cost of $32.3 million and 1.2 million shares in our 2012 fiscal year at an aggregate cost of $13.6 million. These amounts have been deducted from Additional Paid in Capital.

        We began a quarterly dividend payment plan with our first dividend in the third quarter of our 2011 fiscal year. The cash dividends declared in fiscal 2011 amounted to an aggregate of $0.11 per share and totaled $3.0 million, of which we paid out approximately $1.5 million in fiscal 2011 and the remaining $1.5 million in December 2011. The cash dividends declared in fiscal 2012 amounted to an aggregate of $0.29 per share and totaled $8.0 million. In addition, in December 2012, we declared and paid a one-time, special cash dividend of $54.0 million or $2.00 per share.

        In April 2011, we canceled our credit facilities with HSBC. Prior to this we had multi-currency credit facilities with HSBC totaling $55 million. Our credit facilities had remained unutilized since 2005 and due to our cash balances we decided that the fees associated with maintaining the facilities were an unnecessary cost. HSBC continues to provide us with operational banking facilities including a foreign exchange contract facility. We believe that HSBC, or another banking institution, would favorably consider providing us with new credit facilities in the future if there was a requirement and we were able to comply with usual banking covenants. However, we cannot assure you that such financing would be available to us on acceptable terms or at all.

Provision for Income Taxes

        Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to Enterprise Data Storage Solutions products was granted in February 2009 and ends in 2017. The beneficial tax status relating to HDD Capital Equipment products was granted in 2006 and ended in May 2012. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups and would expect the result of this application to be determined during the first half of our 2013 fiscal year. As required by accounting guidance, we have recorded a deferred tax asset of $2.2 million related to our Malaysia operations on the basis that the beneficial tax status is not renewed. If the incentive is renewed the recording of this asset will be reversed and a tax expense of this amount recorded. The beneficial tax status is subject to meeting certain requirements. Of this amount $1.5 million relates to the 2011 fiscal year and we have determined that this amount should have been recognized in our 2011 financial statements. We have also determined that this amount was not material relative to our 2011 fiscal year or our 2012 fiscal year and therefore we have corrected this error as an adjustment in our 2012 fiscal year.

        We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2012, we retained a deferred tax asset of $15.3 million related to loss carryforwards and other timing differences in the United Kingdom. We recorded a U.K. tax loss in our 2012 fiscal year primarily as a result of the beneficial U.K. research and development tax credit regime. We determined that we should not record a valuation allowance in relation to these assets at November 30, 2012. The key factors we took into account in concluding that it was more likely than not that we would be able to realize this asset were: the company is not in a multi-year cumulative loss position; management forecasts for the next several years indicate utilization of the asset; the fact that U.K. loss carryforwards have no time limit; past experience of utilization and predicted growth in underlying demand for data storage. If we do not achieve management forecasts there is a reasonable possibility that a valuation allowance will need to be recorded in future periods.

        As of November 30, 2012, we retained a deferred tax asset of $6.6 million related to loss carryforwards and other timing differences in the United States. This includes an amount of $2.3 million related to temporary differences associated with equity compensation expense. We initially recorded this balance in our 2010 fiscal year with a balance of $2.6 million relating to 2009. Having determined that this amount was not material to prior periods and to net income for our 2010 fiscal year, we made the correction as a benefit to income taxes in our 2010 fiscal year.

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

        At November 30, 2012, we concluded, based on a qualitative assessment, that it is more likely than not that both HDD Capital Equipment and Enterprise Data Storage Solutions reporting unit fair values are not less than their carrying values. Specifically, although we recorded a cash out flow for the HDD Capital Equipment segment for each of the last two fiscal years, we reached our conclusion based on short and medium term forecasts, including the fulfillment of existing customer orders, forecast industry growth, the historic revenues and margins for these products and the relatively low materiality of the goodwill balance relative to the size of the business.

Results of Operations

        The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2012	2011	2010
Revenues	100.0%	100.0%	100.0%
Cost of revenues	83.1	84.7	82.5
Gross profit	16.9	15.3	17.5
Operating expenses:
Research and development	8.9	8.0	5.8
Selling, general and administrative	5.9	4.6	3.8
Amortization of intangible assets	0.3	0.3	0.2
Impairment of intangible asset	—	0.2	—
Restructuring costs	0.4	0.2	—
Operating income	1.4	2.1	7.7
Net income	1.5%	2.0%	8.7%

Fiscal Year Ended November 30, 2012 Compared to the Fiscal Year Ended November 30, 2011

        The following is a tabular presentation of our results of operations for our 2012 fiscal year compared to our 2011 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2012	2011	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$974,043	$1,324,547	$(350,504)	(26.5)%
HDD Capital Equipment	184,855	123,929	60,926	49.2

Total revenues	1,158,898	1,448,476	(289,578)	(20.0)

Cost of revenues	963,062	1,226,404	(263,342)	(21.5)
Gross profit:
Enterprise Data Storage Solutions	155,326	212,654	(57,328)	(27.0)
HDD Capital Equipment	41,475	10,242	(31,233)	305.0
Non cash equity compensation	(965)	(824)	141	17.1

Total gross profit	195,836	222,072	(26,236)	(11.8)

Operating expenses:
Research and development	103,667	115,558	(11,891)	(10.3)
Selling, general and administrative	68,432	66,377	2,055	3.1
Amortization of intangible assets	3,154	4,176	(1,022)	—
Impairment of intangible assets	—	2,230	(2,230)	—
Restructuring costs	4,120	2,750	1,370	—

Operating income	16,463	30,981	(14,518)	(46.9)
Interest income, net	799	392	407	—
Provision (benefit) for income taxes	(398)	3,076	(3,474)	—

Net income	$17,660	$28,297	$(10,637)	(37.6)

Revenues

        The 20.0% decrease in our revenues in our 2012 fiscal year compared to our 2011 fiscal year was primarily attributable to decreased sales of our Enterprise Data Storage Solutions products.

        Revenues from sales of our Enterprise Data Storage Solutions products decreased by $350.5 million, or 26.5%. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing, including a $158 million decrease in revenues from our largest customer, NetApp, as described in the overview, and reductions of revenue of $102 million and $76 million from Dell and EMC, respectively. We believe that demand from these and other customers was also reduced due to weakness in the enterprise storage market.

        Revenues from sales of our HDD Capital Equipment products increased by $60.9 million, or 49.2% primarily due to an increase in revenues for disk process products of $73.5 million. As described in the overview, the increase included an estimate of $50 million revenue arising from the replacement of equipment damaged in the Thailand floods.

Cost of Revenues and Gross Profit

        The decrease in cost of revenues and in gross profit in the 2012 fiscal year compared to the 2011 fiscal year was primarily due to lower Enterprise Data Storage Solutions revenues. As a percentage of revenues, our gross profit was 16.9% for the 2012 fiscal year compared to 15.3% for the 2011 fiscal year. This change was primarily attributable to the increase in HDD Capital Equipment revenues and margins.

        The gross margin for our Enterprise Data Storage Solutions products decreased to 15.9% in the 2012 fiscal year from 16.1% in the 2011 fiscal year. This 1.1% reduction is due to the effect of fixed costs relative to lower sales volumes, partially offset by the net benefit a number of changes to customer and product mix including a 1.0% benefit from one of our major customers purchasing products without HDDs, due to supply constraints. The integration of HDDs, which commands a significantly lower gross margin percentage for us, was subsequently undertaken by this OEM customer.

        The gross margin for HDD Capital Equipment products increased to 22.4% in the 2012 fiscal year, from 8.3% in the 2011 fiscal year. This increase resulted from three main factors. Firstly, the effect of fixed costs relative to higher volumes increased gross margin by approximately 8%. Secondly, changes in product mix improved gross margin in 2012 by approximately 3%. Thirdly, the remaining increase primarily related to reduced inventory write-downs.

        In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes a non-cash equity compensation charge of $1.0 million for the 2012 fiscal year and $0.8 million for the 2011 fiscal year. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

Research and Development

        The $11.9 million, or 10.3%, decrease in research and development expense in the 2012 fiscal year compared to the 2011 fiscal year resulted from a decrease in external project costs of $8.2 million and a decrease in the number of employees of 6%. These were primarily associated with a cost reduction exercise undertaken in 2011 in response to the lower demand for HDD Capital Equipment products described in the overview above.

Selling, General and Administrative

        Selling, general and administrative expense increased by $2.1 million, or 3.1%, in the 2012 fiscal year compared to the 2011 fiscal year. This increase related primarily to the inclusion of a $3.6 million exchange gain in the 2011 fiscal year, partially offset by a reduction in employee bonuses. Other staff costs and the average number of employees in these functions did not change significantly as reductions related to the HDD Capital Equipment business were offset by increases in support of new Enterprise Data Storage Solutions products.

Restructuring Costs

        As described in the overview, as a result of an actual and forecast reduction in revenues we carried out cost reduction programs in both of our 2011 and 2012 fiscal years. The 2012 program resulted in total restructuring costs of $4.1 million, consisting of $3.5 million for the cost of staff reductions and $0.6 million of property costs. The 2011 program resulted in a cost of $2.8 million related to staff reductions.

Provision (benefit) for Income Taxes

        The benefit for income taxes in the 2012 fiscal year included the continuing benefit of incentives in Malaysia, research and development tax credits and a $1.5 million benefit from the recognition of a deferred tax asset for our Malaysian operations as described in the overview. These were partially offset by an expense of $1.1 million due to the effect of the change to the U.K. tax rate from 25% to 23%, reducing the value of our deferred tax asset.

        The provision for income taxes in the 2011 fiscal year primarily related to U.S. income. The remaining income did not give rise to a significant tax provision due to tax incentives in Malaysia, research and development tax credits and the inclusion of a $2.0 million benefit resulting from the successful completion of an investigation into U.K. tax returns for 2007 and 2008.

Net Income

        The reduction of net income to $17.7 million for the 2012 fiscal year, compared to $28.3 million for the 2011 fiscal year, was primarily related to the decrease in revenues in the Enterprise Data Storage Solutions segment, including the related decrease in gross margins. This was partially offset by the effect of an increase in HDD Capital Equipment revenues and reduction in operating expenses supporting these products.

Fiscal Year Ended November 30, 2011 Compared to the Fiscal Year Ended November 30, 2010

        The following is a tabular presentation of our results of operations for our 2011 fiscal year compared to our 2010 fiscal year. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30,		Increase/(Decrease)
	2011	2010	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$1,324,547	$1,258,940	$65,607	5.2%
HDD Capital Equipment	123,929	342,943	(219,014)	(63.9)

Total revenues	1,448,476	1,601,883	(153,407)	(9.6)

Cost of revenues	1,226,404	1,322,115	(95,711)	(7.2)
Gross profit:
Enterprise Data Storage Solutions	212,654	166,882	45,772	27.4
HDD Capital Equipment	10,242	114,427	(104,185)	(91.0)
Non cash equity compensation	(824)	(1,541)	717	(46.5)

Total gross profit	222,072	279,768	(57,696)	(20.6)

Operating expenses:
Research and development	115,558	92,705	22,853	24.7
Selling, general and administrative	66,377	60,002	6,375	10.6
Amortization of intangible assets	4,176	3,669	507	—
Impairment of intangible assets	2,230	—	2,230	—
Restructuring costs	2,750	—	2,750	—

Operating income	30,981	123,392	(92,411)	(74.9)
Interest income, net	392	45	347	—
Provision (benefit) for income taxes	3,076	(15,991)	19,067	—

Net income	$28,297	$139,428	$(111,131)	(79.7)

Revenues

        The 9.6% decrease in our revenues in our 2011 fiscal year compared to our 2010 fiscal year was primarily attributable to decreased sales of our HDD Capital Equipment products.

        Revenues from sales of our Enterprise Data Storage Solutions products increased by $65.6 million, or 5.2%. This was largely due to increased demand resulting from two of our customers being acquired by Dell and HP and the subsequent sale of our products into the expanded market that these larger companies are able to address. This was offset by a $49.9 million decrease in revenue from our largest customer, NetApp, who, in accordance with the agreement we have with them, have sourced a greater proportion of the products we supply from an alternative supplier.

        Revenues from sales of our HDD Capital Equipment products decreased by $219.0 million, or 63.9%. Demand for HDD Capital Equipment products reduced due to changes in the underlying market for disk drives such as a reduction in demand for laptop drives as well as customer specific factors, including the proposed acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively, the impact of two natural disasters in Japan and Thailand and the effect of increased competition for drive processing systems. In addition revenue in the first half of 2010 benefited from a catch-up following under investment by customers in 2009 in response to the recession.

  Cost of Revenues and Gross Profit

        The decrease in cost of revenues and in gross profit in the 2011 fiscal year compared to the 2010 fiscal year was primarily due to lower HDD Capital Equipment revenues. As a percentage of revenues, our gross profit was 15.3% for the 2011 fiscal year compared to 17.5% for the 2010 fiscal year. This change was primarily attributable to the decrease in HDD Capital Equipment revenues and margins.

        The gross margin for our Enterprise Data Storage Solutions products increased to 16.1% in the 2011 fiscal year from 13.3% in the 2010 fiscal year. This was attributable to a number of changes to customer and product mix. These beneficial changes included a delay in the expected transition to new lower margin products and the product mix effect of the increased demand for higher margin products resulting from certain of our customers being acquired.

        The gross margin for HDD Capital Equipment products decreased to 8.3% in the 2011 fiscal year, from 33.4% in the 2010 fiscal year. This decrease resulted from three main factors. Approximately $7 million of inventory write-downs, related to the reduction in demand, reduced the gross margin by 6%. Secondly, the effect of fixed costs relative to lower volumes reduced the gross margin by 12%. Thirdly, the remaining shortfall related to changes in product mix, as 2011 revenue includes early stage products that are still in the higher cost introductory phase.

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

  Research and Development

        The $22.9 million, or 24.7%, increase in research and development expense in the 2011 fiscal year compared to the 2010 fiscal year resulted primarily from an increase in expenses related to actual and anticipated growth in the business, including an increase in the average number of employees of 12% and an increase in external project costs of $11.5 million. Expenditures were reduced in 2009 in response to the recession and were increased through 2010 as business conditions improved. We expect to reduce expenditures in 2012 in response to the reduction in demand for HDD Capital Equipment products during 2011.

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

  Impairment of Intangible Assets and Restructuring Costs

        As described in the overview, as a result of the significant reduction in HDD Capital Equipment revenues in our 2011 fiscal year, we carried out a cost reduction program and also reviewed related intangible assets for potential impairment. These actions resulted in expenses of $2.2 million for impairment of intangible assets and $2.8 million for the cost of staff reductions in 2011.

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

  Net Income

        The most significant contributors towards the recording of net income of $28.3 million for the 2011 fiscal year, compared to a net income of $139.4 million for the 2010 fiscal year, were the decrease in revenues in the HDD Capital Equipment segment, including the related decrease in gross margins, and the $34.7 million increase in operating expenses, offset by a $37.1 million benefit from an increase in Enterprise Data Storage Solutions gross margins.

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

        We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the reduction in acquisition deferred consideration is non-cash and not comparable across periods or with other companies; (d) the exclusion of the related tax effects of excluding items (a) through (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed; and (f) the release of the valuation allowance against a deferred tax asset and the impact of the reduction in tax rates is non-cash and not comparable across periods or with other companies due to the existence of a significant U.K. related deferred tax asset which is expected to reduce over time.

        Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Year Ended November 30,
	2012	2011	2010
	(U.S. dollars in thousands, except share and per share data)
Summary Reconciliation of GAAP Net Income To Non-GAAP Net Income
GAAP net income	$17,660	$28,297	$139,428
Amortization of intangible assets	3,154	4,176	3,669
Equity compensation	6,602	7,127	9,654
Reduction in acquisition deferred consideration	—	(676)	—
Impairment of intangible assets	—	2,230	—
Tax effect of above non-GAAP adjustments	(2,450)	(3,214)	—
Effect of changes in tax rates	1,105	1,044	—
Malaysia deferred tax asset recognized	(1,489)	—	—
Deferred tax on equity compensation	—	—	(3,241)
Release of deferred tax valuation allowance	—	—	(13,929)

Non-GAAP net income	$24,582	$38,984	$135,581

Earnings per share (GAAP)
Basic	$0.64	$0.96	$4.63

Diluted	$0.63	$0.92	$4.46

Earnings per share (Non-GAAP)
Basic	$0.89	$1.32	$4.51

Diluted	$0.87	$1.27	$4.34

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,513	29,605	30,101

Diluted	28,199	30,631	31,270

        On a non-GAAP basis, net income for the 2012 fiscal year decreased from $39.0 million for the 2011 fiscal year to $24.6 million and diluted earnings per share decreased from $1.27 per share to $0.87 per share. The decreases were a result of the same factors described above in the section "—Results of Operations—Fiscal Year Ended November 30, 2012 Compared to the Fiscal Year Ended November 30, 2011—Net Income."

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

        PricewaterhouseCoopers LLP has not audited nor performed any review procedures on the quarterly financial information as presented below.

	Three Months Ended
	November 30, 2012	August 31, 2012	May 31, 2012	February 29, 2012	November 30, 2011	August 31, 2011	May 31, 2011	February 28, 2011
	(unaudited) (U.S. dollars in thousands)
Revenues	$265,446	$275,670	$322,116	$295,666	$387,593	$361,836	$338,548	$360,499
Cost of revenues	226,941	224,653	268,841	242,627	318,993	301,465	294,901	311,045

Gross profit	38,505	51,017	53,275	53,039	68,600	60,371	43,647	49,454

Operating expenses:
Research and development	26,436	25,308	27,255	24,668	27,286	30,047	29,970	28,255
Selling, general and administrative	17,507	17,192	16,955	16,778	14,263	16,698	17,968	17,448
Amortization of intangible assets	617	617	950	970	897	1,230	1,295	754
Impairment of intangible assets	—	—	—	—	2,230	—	—	—
Restructuring costs	4,120	—	—	—	2,750	—	—	—

Total operating expenses	48,680	43,117	45,160	42,416	47,426	47,975	49,233	46,457

Operating income (loss)	(10,175)	7,900	8,115	10,623	21,174	12,396	(5,586)	2,997
Interest income, net	176	283	154	186	104	209	42	37

Income (loss) before income taxes	(9,999)	8,183	8,269	10,809	21,278	12,605	(5,544)	3,034
Provision (benefit) for income taxes	(2,056)	437	1,273	(52)	2,762	2,948	(982)	(1,652)

Net income (loss)	$(7,943)	$7,746	$6,996	$10,861	$18,516	$9,657	$(4,562)	$4,686

        Our operating results have varied significantly on a quarterly basis during our history. We expect to continue to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may affect our operating results include: our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all; the cyclical nature of the markets in which we operate; changes in our customers' volume requirements; our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate; deterioration in global economic conditions; diminished growth in the volume of digital information; patent infringement claims and our inability to protect our intellectual property; and the impact of natural disasters. For a more detailed discussion of the factors that may affect our quarterly results of operations, see "Part I, Item 3.D: Risk Factors."

Liquidity and Capital Resources

        We finance our operations primarily through cash balances and cash flow from operations.

Cash Flows

        Net cash provided by operating activities was $25.7 million in our 2012 fiscal year, compared to $106.9 million in our 2011 fiscal year and $59.7 million in our 2010 fiscal year.

        Cash provided by operating activities of $25.7 million for the 2012 fiscal year resulted primarily from net income after excluding net non-cash charges. This amounted to $45.1 million and was offset by an increase in working capital of $19.4 million. The increase in working capital primarily related to a decrease in accounts payable of $86.6 million and an increase in inventory of $7.4 million partially offset by a decrease in accounts receivable and increase in deferred income of $67.8 million and $10.8 million, respectively. The changes in accounts payable and accounts receivable resulted from the reduction in revenues. Overall working capital increased despite the reduction in revenues due to increased inventory holdings related to HDD supply constraints and reduction in customer demand including the deferral of certain customer orders into our 2013 fiscal year. This deferral of orders also resulted in the increase in deferred revenue.

        Cash provided by operating activities of $106.9 million for the 2011 fiscal year resulted from net income after excluding net non-cash charges of $64.0 million and a decrease in working capital of $43.0 million. The decrease in working capital primarily related to decreases in inventory and accounts receivable of $31.8 million and $8.7 million respectively and an increase in accounts payable of $15.2 million. These were partially offset by a decrease in deferred revenue of $10.3 million. The movements in inventory, accounts receivable and deferred revenue primarily related to the decrease in HDD Capital Equipment revenues. The increase in accounts payable primarily resulted from increased HDD purchases at the end of the year to mitigate the impact of floods in Thailand.

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

        Net cash used in investing activities was $18.7 million for our 2012 fiscal year, $32.4 million for our 2011 fiscal year and $25.2 million for our 2010 fiscal year.

        Net cash used in investing activities for the 2012 fiscal year amounted to $18.7 million. This amount included $3.5 million related to a deferred payment for the purchase of patents. The remaining balance of $15.2 million related to capital expenditure including $2.8 million related to our new manufacturing facility in Mexico. Net cash used in investing activities for the 2011 fiscal year amounted to $32.4 million. This amount included $6.1 million related to an acquisition in the period, $3.5 million related to the purchase of patents, a $1.3 million deferred payment related to a previous acquisition and $1.2 million related to the purchase of a software license. The remaining balance of $20.2 million related to capital expenditure. Net cash used in investing activities for the 2010 fiscal year related to capital expenditure and acquisition of businesses of $20.3 million and $4.9 million respectively.

        Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues. We have no material commitments for capital expenditures.

        Net cash used in our financing activities was $22.5 million in our 2012 fiscal year compared to $32.8 million in our 2011 fiscal year and net cash provided by financing activities of $4.5 million in our 2010 fiscal year.

        Net cash used in our financing activities in our 2012 fiscal year comprised $13.6 million for the repurchase of shares under our share buyback program as described in "—Overview—Share Repurchase Plan, Dividend and Bank Facilities", and $9.5 million relating to dividends paid to our shareholders, offset by $0.7 million of cash provided by the exercise of employee share options. Net cash used in our financing activities in our 2011 fiscal year comprised $32.3 million for the repurchase of shares, a $2.4 million decrease in checks outstanding and $1.5 million relating to a dividend paid to our shareholders, offset by $3.3 million of cash provided by the exercise of employee share options. Cash provided by financing activities in the 2010 fiscal year comprised $2.1 million from the proceeds from the exercise of employee share options and a $2.4 million increase in checks outstanding.

Liquidity

        As of November 30, 2012, our principal sources of liquidity consisted of cash and cash equivalents of $117.2 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. As described in "—Overview—Share Repurchase Plan, Dividends and Bank Facilities," we canceled our credit facilities in April 2011. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months including the payment of the $54.0 million special dividend in December 2012 in addition to our quarterly cash dividend.

Contractual Obligations

        The following table sets forth our contractual obligations as of November 30, 2012 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(U.S. dollars in thousands)
Operating lease commitments	$9,795	$4,695	$3,382	$1,718	—
Purchase commitments	179,321	179,321	—	—	—

Total contractual cash obligations(a)	$189,116	$184,016	$3,382	$1,718	$—

(a)
At November 30, 2012, we had $4.3 million recorded as a current liability for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time, and accordingly, this liability has been excluded from this table.

        We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders, that would affect our liquidity over the next five years.

Off-Balance Sheet Arrangements

        As of November 30, 2012, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations or financial condition.

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

Inventory Reserves

        Inventories are valued at the lower of standard cost, which approximates actual cost computed on a first-in, first-out basis, or market value. We establish reserves against our inventories that are equal to the difference between the cost of inventory and its estimated market value. We are required to make estimates about future customer demand for our products, taking into account historical patterns, order backlog, changes in technology, projected sales based on economic conditions and growth prospects, and market acceptance of current and future products. For example we recorded an inventory write-down of approximately $7 million in our 2011 fiscal year resulting from changes to the market for our HDD Capital Equipment products. A failure to correctly estimate these conditions or uncertainty in the future outlook for the economy and our industry, or other failure to estimate correctly, could result in additional inventory losses in excess of the reserves established and determined to be appropriate as of the balance sheet date.

Income Taxes

        We have recorded a deferred tax asset balance of $24.2 million at November 30, 2012. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made.

        We recognize the tax liability for uncertain income tax positions using the two step method set out in accounting guidance. Firstly we assess whether each income tax position is "more likely than not" to be sustained on audit, including resolution of related appeals or litigation process, if any. Secondly, for each income tax position that meets the "more likely than not" recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority. As of November 30, 2012, we had $4.3 million of unrecognized tax benefits. The calculation of the level of unrecognized tax benefits requires a significant level of management judgment regarding the risks of having to make additional tax payments, for example, in the application of tax law and the setting of arm's length prices between legal entities. If the judgment were made that the level of unrecognized benefits should be higher in future periods, our earnings would be adversely affected.

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

        As described in the overview above, we carried out an impairment review of intangible assets at November 30, 2012 and determined that none of the intangible assets were impaired. During the 2011 fiscal year intangible assets with a net book value of $2.2 million were fully impaired. Management judgment is required in determining whether indications of impairment exist. Our long-lived assets as of November 30, 2012 amounted to $40.2 million of tangible assets and $15.0 million of intangible assets. Any future write-downs of these assets would adversely affect our operating margin.

Revenue Recognition

        We recognize revenue from product sales once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

        Certain product sales include customer acceptance provisions. For products produced according to our published specifications and where no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally on delivery. For products produced according to a particular customer's specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer's specifications and title passes to the customer. For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon receipt of final customer acceptance.

        Particularly in connection with sales of our HDD Capital Equipment products recognition of revenue requires the judgment of management regarding, for example, whether the products meets customer specification, whether elements of contracts can be separated and when customer acceptance has occurred. Different judgments would result in changes to the level of revenue and income in a particular period.

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

Recent Accounting Pronouncement

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

ITEM 6:    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Item 6.A:    Directors and Senior Management

Executive Officers

        The following table sets forth certain information regarding the executive officers of Xyratex Ltd as of November 30, 2012:

Name	Age	Position
Steve Barber	52	Chief Executive Officer and Director
Richard Pearce	42	Chief Financial Officer and Director
Todd Gresham	53	Senior Vice President of Marketing, Sales and Field Support
Doug Inamine	47	Senior Vice President, Human Resources
Luciano Marinaccio	47	Senior Vice President of Global Operations
Ed Prager	47	Senior Vice President of Research and Development
Ahmed Shihab	41	Senior Vice President, Business Line Management

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

        Todd Gresham is our Senior Vice President of Marketing, Sales and Field Support. Mr. Gresham has served as our Senior Vice President of Marketing, Sales and Field Support since June 2009. Mr. Gresham brings over 25 years of executive management experience in both publicly traded and privately held companies. Experience includes organizational leadership and development, interaction/communication as related to investor relations, global market strategies and implementation, executive sales leadership, private equity fund raising and marketing acumen. Prior to joining Xyratex in 2005, Mr. Gresham was President and CEO of nStor Technologies, Inc., a publicly held data storage systems provider. Prior to nStor, Mr. Gresham founded Meritage Associates, a consultancy firm focused on the data storage, information management and network infrastructure markets. Mr. Gresham served as Vice President of Global OEM and Channel Sales at EMC. While with Data General's CLARiiON Storage Division, Mr. Gresham held several positions including General Manager of Asia/Pacific Operations, and Vice President of Worldwide Sales. Prior to CLARiiON, Mr. Gresham held various executive positions with both Philips Laser Magnetics (LMSI), a division of Philips NV and StorageTek.

Mr. Gresham currently serves on the Board of Directors for Glasshouse Technologies, is an Advisor for Unitrends, and is on the National Advisory Council for Make-A-Wish Foundation.

        Doug Inamine is our Senior Vice President, Human Resources. Mr. Inamine has served as Senior Vice President and Vice President, Human Resources since he joined Xyratex Ltd in September 2006. Prior to joining Xyratex Ltd, Mr. Inamine held several senior human resources positions for Fortune 500 technology companies—Cisco, Solectron (now Flextronics) and Seagate. Mr. Inamine has over 20 years of global human resources experience including international assignments in Europe and Asia. Mr. Inamine holds a Bachelor of Science degree in managerial economics from the University of California at Davis.

        Luciano Marinaccio is our Senior Vice President of Global Operations. Mr. Marinaccio has served as Senior Vice President of Global Operations since 2009. Mr. Marinaccio was part of the management team at the time of our management buy-out from IBM in 1994, and since that time has held various senior management positions including Senior Director and Vice President of Procurement. Prior to joining Xyratex Ltd, Mr. Marinaccio held a number of Procurement positions within IBM over a period of six years. Mr. Marinaccio holds a Bachelor of Science degree in management sciences from Loughborough University.

        Ed Prager is our Senior Vice President of Research and Development. Mr. Prager leads worldwide Research and Development. Prior to this role, Mr. Prager has held senior management roles in Business Management, Quality, Engineering Services and Globalization. Mr. Prager was a member of the team that led our 1994 management buy-out from IBM and, prior to that, held management positions in Research and Development and Product Management at IBM. Mr. Prager acted as General Manager of our Storage System business, General Manager of Research and Development in our HDD Capital Equipment business and U.K. Operations General Manager in our Warranty and Repair business. In 1999 our Warranty and Repair business was sold to Teleplan and Mr. Prager acted as General Manager of EMEA Operations and IT at Teleplan until he left in 2000. Mr. Prager re-joined Xyratex in October 2007. Prior to re-joining Xyratex, he served as Vice President of R&D Projects of News International's Digital Broadcast Software subsidiary NDS Ltd. Mr. Prager holds a Master of Arts degree in Engineering from the University of Cambridge, and he is a Chartered Engineer and a Fellow of the Institution of Engineering and Technology.

        Ahmed Shihab is our Senior Vice President, Business Line Management, with General Management responsibility for each of the business lines within the company as well as responsibility for developing new business lines. Mr. Shihab has held a number of positions since joining Xyratex in 2005, including Vice President of Strategic Technology leading the development and implementation of new business directions, Director of Strategic business Development focused on core products and technologies for specific markets and large customers and Director of Engineering. Prior to joining Xyratex, Mr. Shihab founded Alcahest Limited in 2003, a U.K. based company specializing in network security and signal processing intellectual property and products, exiting the company in 2004 when it was sold. Mr. Shihab holds a Bachelor of Engineering degree in electronics and electrical engineering from the University of Southampton, U.K.

        Messrs. Gresham, Inamine, Marinaccio, Prager and Shihab were appointed executive officers on August 1, 2012.

Board of Directors

        The following table sets forth certain information regarding the directors of Xyratex Ltd as of November 30, 2012:

Name	Age	Position
Jonathan Brooks	57	Chairman
Steve Barber	52	Chief Executive Officer and Director
Richard Pearce	42	Chief Financial Officer and Director
Ernest Sampias	61	Director
Steve Sanghi	57	Director
Mike Windram	67	Director

        Jonathan Brooks became Chairman of our board of directors on December 1, 2011, having previously served as a director on our board of directors since May 2004. Mr. Brooks is currently a director of Aveva Group plc, a leading software provider to the plant, power and marine industries, and IP Group Plc, which commercializes intellectual property originating from leading U.K. universities, both of which are listed on the LSE (London Stock Exchange). Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company listed on the LSE and NASDAQ National Market. Since 2002 he has held a series of non executive board positions for both listed and venture capital backed companies. Mr. Brooks holds a Bachelor's degree in economic and social science from the University of Wales, an MBA from Manchester Business School and is a fellow of the Chartered Institute of Management Accountants.

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

        Mike Windram has served as a director on our board of directors since June 2007. He has over 30 years of experience in research and development, engineering and engineering management roles. His early experience from 1971 to 1990 was in research and development in the Independent Broadcasting Authority. Subsequently he has held the positions of Executive Manager (R&D) in NTL,

Director, Advanced Products Division, NTL, Managing Director, Digi-Media Vision (DMV) Ltd, Managing Director, NDS Broadcast and Senior Vice President, NDS. These divisions and companies provided systems, equipment and software for use in digital broadcasting applications world-wide. His most recent position was as a member of the board of Tandberg Television ASA. Dr. Windram graduated from the University of Cambridge with a Bachelor of Arts degree in Natural Sciences (Physics) and also holds Master of Arts and Doctor of Philosophy degrees from that university. He is a Fellow of the Royal Academy of Engineering, a Fellow of the Institution of Engineering and Technology, a Fellow of the Institute of Physics and a Chartered Engineer.

        Our directors may be reached at the address of our Fremont facility in the United States or at our headquarters in Havant in the United Kingdom. There are no family relationships among any of our directors or executive officers.

Item 6.B:    Compensation

Non-executive Director Compensation

        We paid our Chairman and non-executive directors (consisting of four persons), an aggregate amount of $371,000 for the fiscal year ended November 30, 2012 for fees. In addition, during our fiscal year ended November 30, 2012, we awarded our Chairman and non-executive directors 24,250 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

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

Executive Compensation

        The aggregate compensation paid to the seven executive officers of Xyratex Ltd for the fiscal year ended November 30, 2012 was $2,833,000, of which $2,125,000 comprised salary, $115,000 comprised non-cash payments and $593,000 comprised bonus payments. Of the $115,000 non-cash payments, $81,000 related to payments into the executive officers' defined contribution pension schemes. In addition, during our fiscal year ended November 30, 2012, in aggregate we awarded the seven executive officers 50,460 RSUs in respect of Xyratex Ltd common shares, which became eligible vesting RSUs on February 1, 2013, based on performance criteria.

        Bonuses of $593,000 in the aggregate were paid to executive officers in the 2012 fiscal year in respect of 2011 performance. Any bonuses paid to executive officers in 2013 will be based on 2012 performance. Non-cash payments to executive officers consisted of employer pension contributions, leased cars and health insurance.

Item 6.C:    Board Practices

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

  •
  Class II, whose term will expire at the annual general meeting to be held in 2015; and

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

Compensation Committee

        Our Compensation Committee consists of Jonathan Brooks (Chairman), Ernest Sampias, Steve Sanghi and Mike Windram, each of whom satisfy the "independence" requirements of the NASDAQ Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company's shareholders. The Compensation Committee met four times during the fiscal year ended November 30, 2012. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

Audit Committee

        Our Audit Committee consists of Ernest Sampias (Chairman), Jonathan Brooks and Steve Sanghi, each of whom satisfy the "independence" requirements of the NASDAQ Listing Rules. The Audit Committee met six times during the fiscal year ended November 30, 2012. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee's responsibilities include:

  •
  selecting the independent auditors, pre-approving all auditing and approving non-auditing services permitted to be performed by the independent auditors;

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

Nominations and Governance Committee

        Our Nominations and Governance Committee's functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee consists of Steve Sanghi (Chairman), Jonathan Brooks, Ernest Sampias and Mike Windram, each of whom satisfy the "independence" requirements of the NASDAQ Listing Rules. The Nomination and Governance Committee met once during the fiscal year ended November 30, 2012.

Item 6.D:    Employees

        As of November 30, 2012, we employed 1,931 permanent employees worldwide. During the year ended November 30, 2012, we had an average of 1,065 temporary staff. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

        The following table shows the number of permanent employees as of the dates indicated:

	As of November 30,
	2012	2011	2010
Operations	994	999	1,128
Research and development	495	524	556
Sales, marketing and service	234	245	273
General and administration	208	192	193

Total	1,931	1,960	2,150

Total employees in North America	524	543	603
Total employees in Asia	836	826	981
Total employees in the United Kingdom	571	591	566

Item 6.E:    Share Ownership

Executive Officer and Director RSUs, Share Options and Share Ownership

        For our executive officers and directors as of November 30, 2012, the following table sets forth the number of our common shares, RSUs and options to purchase our common shares owned by them as of November 30, 2012. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

				Options
Name	Number of Shares	Percentage of Shares Outstanding	Restricted Stock Units(1)	Number(1)	Exercise Price Per Share	Expiration Date
Jonathan Brooks	33,909	<1%	11,125	20,000	$14.00	June 28, 2014
				5,000	$14.31	January 9, 2015
Ernest Sampias	11,635	<1%	7,875	10,000	$14.00	June 28, 2014
Steve Sanghi	0	0%	7,875	10,000	$14.00	June 28, 2014
Mike Windram	10,259	<1%	7,875	—	—	—
Steve Barber	609,818	2.26%	94,650	100,000	$14.31	January 9, 2015
Richard Pearce	26,542	<1%	52,810	55,000	$14.31	January 9, 2015
Todd Gresham	0	0%	20,875	12,500	$13.51	October 31, 2015
Doug Inamine	14,106	<1%	17,875	—	—	—
Luciano Marinaccio	24,155	<1%	22,875	15,000	$14.31	January 9, 2015
Ed Prager	0	0%	15,750	—	—	—
Ahmed Shihab	9,162	<1%	16,050	10,000	$14.31	January 9, 2015
All our directors and executive officers as a group (eleven persons)	739,586	2.74%

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

        The following table contains a summary of all RSUs and options granted under our share incentive schemes and other share based awards that were outstanding as of November 30, 2012:

Name of Plan	No. of unissued shares, in thousands, over which Xyratex Ltd has granted RSUs or options(1)
RSUs	1,836
The Sharesave Plan	171
Employee Share Purchase Plan	51
The Xyratex Ltd Approved Plan	51
The Xyratex Ltd Unapproved Plan	283
The Unapproved Schedule	4
The 2004 Plan	66
The Directors Stock Option Plan	40

(1)
95 of the unissued common shares over which we have granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by us over such common shares.

        These plans form part of the company's Amended and Restated 2006 Incentive Award Plan. 8,832,648 common shares were reserved for issuance pursuant to such plan. At November 30, 2012 awards of 5,555,587 of our common shares had been granted under the Amended and Restated 2006 Incentive Award Plan.

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

        As at November 30, 2012, the number of shares reserved under the plan was 461,000.

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

        At December 31, 2012, no performance targets have been imposed in respect of options granted under the Xyratex Ltd Approved Plan.

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

        At November 30, 2012, no restricted stock awards were outstanding.

Stock Bonus Awards

        Stock bonus awards consist of our common shares awarded in recognition of services rendered to us or our affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

        At November 30, 2012, no stock bonus awards had been made.

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

ITEM 7:    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Item 7.A:    Major Shareholders

        The table below sets forth information regarding beneficial ownership of shares of Xyratex Ltd, as reported on SEC filings, as of the date indicated held by each person who is known by us to have more than 5.0% beneficial share ownership.

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

		Shareholdings of Xyratex Ltd
Shareholders' Name	Date	Shares	Percentage
Baker Street Capital Management LLC	January 14, 2013	6,191,879	22.9%
Nokomis Capital, L.L.C.	December 31, 2012	1,916,757	7.1%
FMR LLC	December 31, 2012	1,685,665	6.1%
T. Rowe Price Associates, Inc.	December 31, 2012	1,508,210	5.5%
RBC Global Asset Management (U.S.) Inc.	December 31, 2012	1,385,415	5.0%

        For more information on the beneficial ownership of these shares, see the relevant Schedules 13D and 13G as filed with the SEC.

        The voting rights of the major shareholders are no different from all of our other shareholders.

        As of January 31, 2013, the number of shares of Xyratex Ltd held of record in the United States was 26,781,137 common shares, held by 191 record holders, representing 97.16% of our common shares outstanding.

        We are not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

Item 7.B:    Related Party Transactions

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

Item 7.C:    Interest of Experts and Counsel

        Not applicable.

ITEM 8:    FINANCIAL INFORMATION

Item 8.A:    Consolidated Statements and Other Financial Information

        Audited financial statements and the accompanying report of our independent registered public accounting firm are included in "Part III, Item 18: Financial Statements."

        For a discussion of our legal proceedings, please see "Part I, Item 4.B: Business Overview Information—Legal Proceedings" and for a discussion of our policy on dividend distributions, please see "Item 10.B: Additional Information—Memorandum and Bye-laws."

Item 8.B:    Significant Changes

        None.

ITEM 9:    THE OFFER AND LISTING

Item 9.A:    Offer and Listing Details

        Our common shares, par value $0.01 per share, are listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 31, 2013, the market price for our common shares was $9.30.

        The preferred share purchase rights that our board of directors declared in connection with the shareholder rights agreement that we entered into in December 2012 attach to, and trade with, our common shares.

Annual High and Low Market Prices

        The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC over our last five fiscal years.

	NASDAQ
	U.S. dollar per common share
Year ended November 30,	High	Low
2008	$22.97	$2.67
2009	$13.04	$1.65
2010	$20.45	$10.50
2011	$17.17	$7.58
2012	$17.96	$6.96

Quarterly High and Low Market Prices

        The table below states for the four quarters of our 2012 and 2011 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2012	High	Low
First	$17.52	$12.99
Second	$17.96	$11.18
Third	$13.80	$10.25
Fourth	$11.23	$6.96
Quarter 2011
First	$17.17	$12.00
Second	$13.47	$9.09
Third	$10.34	$7.68
Fourth	$14.95	$7.58

Monthly High and Low Market Prices

        The table below states high and low sales prices of our common shares on The NASDAQ Stock Market LLC for the last six months.

	NASDAQ
	U.S. dollar per common share
Month	High	Low
August 2012	$12.82	$10.34
September 2012	$11.23	$8.84
October 2012	$9.36	$6.96
November 2012	$9.65	$8.25
December 2012	$10.99	$8.17
January 2013	$10.02	$7.62

Item 9.B:    Plan of Distribution

        Not applicable.

Item 9.C:    Markets

        Our common shares are traded on The NASDAQ Stock Market LLC under the symbol "XRTX".

Item 9.D:    Selling Shareholders

        Not applicable.

Item 9.E:    Dilution

        Not applicable.

Item 9.F:    Expenses of the Issue

        Not applicable.

ITEM 10:    ADDITIONAL INFORMATION

Item 10.A:    Share Capital

        Not applicable.

Item 10.B:    Memorandum and Bye-Laws

        The description of our Memorandum and Bye-laws as set forth in our Annual Report on Form 20-F, File No. 000-50799, filed with the SEC on February 21, 2006 is herein incorporated by reference.

Item 10.C:    Material Contracts

        Not applicable.

Item 10.D:    Exchange Controls

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

Item 10.E:    Taxation

United States Federal Income Tax Considerations

        The following discussion is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by a U.S. Holder (as defined below). For the purpose of this discussion only, "our common shares" refers to shares of Xyratex Ltd. This summary is based on the federal income tax laws of the United States (including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions) as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. The discussion is not a full discussion of all tax considerations that may be relevant to the purchase, ownership and disposition of our common shares. The discussion addresses only U.S. Holders that purchase our common shares and hold them as capital assets and use the U.S. dollar as their functional currency. It does not deal with the U.S. federal income tax treatment of investors subject to special rules, such as grantor trusts, real estate investment trusts, regulated investment companies, banks, brokers, dealers, traders in securities or currencies, financial institutions, insurance companies, tax-exempt entities, investors liable for alternative minimum tax, holders of ten percent or more of our common shares (by vote or value, and directly or by attribution), persons holding our common shares as part of a hedging, straddle, conversion or constructive sale transaction or persons whose functional currency is not the U.S. dollar, nor does it discuss the recently effective unearned income Medicare Contribution tax. U.S. Holders should consult their tax advisors about the U.S. federal, state, local and foreign tax consequences to them of an investment in our common shares.

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

Dividends

        Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder's adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder of our common shares may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) with respect to such holder for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source income and will generally constitute "passive category income" for purposes of the foreign tax credit but could, in the case of certain U.S. Holders, constitute "general category income."

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

Passive Foreign Investment Company

        We believe that we were not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the taxable year ended November 30, 2012 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

Item 10.F:    Dividends and Paying Agents

        Not applicable.

Item 10.G:    Statement by Experts

        Not applicable.

Item 10.H:    Documents on Display

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

Item 10.I:    Subsidiary Information

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

Foreign Exchange Rates

        The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations' payroll and other expenses. The value of the Malaysian Ringgit relative to the U.S. dollar is managed within a narrow range by the Malaysian government. We are therefore particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2012 and 2011, we had $nil and $2.2 million respectively, of net U.K. pound denominated liabilities. A hypothetical 10% movement in exchange rates at November 30, 2012 and November 30, 2011 would have impacted our net earnings by $nil and $0.2 million, respectively.

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

        The following table provides information about our forward foreign exchange contracts existing as of November 30, 2012 and November 30, 2011:

	U.S. dollars in thousands November 30,
Derivatives between U.K. pound and U.S. dollar	2012	2011
Nominal value of forward exchange contracts and options	$50,232	$53,850
Fair value of contracts—asset (liability)	$932	$(1,057)
Carrying value of contracts—asset (liability)	$932	$(1,057)
Average rate of contract	$1.57	$1.59
Period end rate	$1.60	$1.56
Maximum period of contracts (months)	11	11

	U.S. dollars in thousands November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2012	2011
Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts—asset (liability)	$381	$(482)
Carrying value of contracts—asset (liability)	$381	$(482)
Average rate of contract	$0.32	$0.32
Period end rate	$0.33	$0.31
Maximum period of contracts (months)	9	9

        Since November 30, 2012, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

        We had cash and cash equivalents at November 30, 2012 totaling $117.2 million. These are primarily held in variable interest liquidity funds and overnight deposits.

        For the years ended November 30, 2012 and 2011, we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $128.1 million and $115.7 million, respectively. A hypothetical 1% change in interest rates during fiscal 2012 and fiscal 2011 would have impacted our net interest income by approximately $1.3 million and $1.2 million, respectively.

        Since November 30, 2012, there has not been a material change to our market risk exposure related to interest rates.

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

        As required by Rule 13a-15(b), of the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, as of November 30, 2012, our Chief Executive and Chief Financial Officers concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

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

        The effectiveness of internal control over financial reporting as of November 30, 2012 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on page F-1 of this Annual Report.

Changes in Internal Control over Financial Reporting

        There has been no change in our internal controls over financial reporting during the fiscal year ended November 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C:    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2012:

	Year ended November 30,
	2012	2011
	(U.S. dollars in thousands)
Audit fees(1)	$673	$640
Tax fees(2)	460	484

Total fees	$1,133	$1,124

(1)
Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2012 and 2011, reviews of the financial statements included in our quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

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

        The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2012 under these policies and procedures.

ITEM 16D:    EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E:    PURCHASES OF EQUITY SECURITIES BY COMPANY AND AFFILIATED PURCHASERS

        We announced on March 31, 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. Under the plan, we repurchased 3,601,903 shares at an aggregate cost of $32.3 million in the year ended November 30, 2011 and 1,199,275 shares at an aggregate cost of $13.6 million in the year ended November 30, 2012.

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Programs	Maximum Value of Shares That May Yet Be Purchased Under the Program
				(U.S. dollars in thousands)
May 1, 2012–May 31, 2012	306,353	$11.67	306,353	$14,135
June 1, 2012–June 30, 2012	892,922	$11.23	1,199,275	$4,109
Total 2012 fiscal year	1,199,275	$11.34

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

ITEM 18:    FINANCIAL STATEMENTS

        The following financial statements are included as part of this Annual Report:

ITEM 19:    EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd**
2.1	Rights Agreement dated as of December 17, 2012 between Xyratex Ltd and Computershare Trust Company, N.A., as Rights Agent***
8	Subsidiaries of Xyratex Ltd**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Schedule II—Valuation and Qualifying Accounts and Reserves
101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of November 30, 2012 and 2011, (ii) Consolidated Statements of Operations for each of the three years in the period ended November 30, 2012, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income for each of the three years in the period ended November 30, 2012, (iv) Consolidated Statements of Cash Flows for each of the three years in the period ended November 30, 2012 and (iv) Notes to the Consolidated Financial Statements****

*
Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

**
Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 21, 2006.

***
Incorporated by reference to our report on Form 6-K (File No. 000-1284823) filed with the SEC on December 18, 2012.

****
Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

XYRATEX LTD
February 20, 2013
By:	/s/ STEVE BARBER Steve Barber Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at 30 November 2012 and 30 November 2011, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2012 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 November 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company's internal control over financial reporting based on our integrated audits. We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers LLP
Southampton
England
February 20, 2013

XYRATEX LTD

CONSOLIDATED BALANCE SHEETS

	November 30,
	2012	2011
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$117,174	$132,630
Accounts receivable, net of allowance for doubtful accounts of $160 and $148	132,917	200,742
Inventories	171,605	164,180
Prepaid expenses	3,134	3,296
Deferred income taxes	228	9,020
Other current assets	7,121	7,016

Total current assets	432,179	516,884
Property, plant and equipment, net	40,194	45,215
Intangible assets, net	14,975	18,128
Deferred income taxes	23,929	13,476

Total assets	$511,277	$593,703

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$82,125	$168,696
Employee compensation and benefits payable	17,961	21,786
Deferred revenue	18,521	7,692
Income taxes payable	369	43
Other accrued liabilities	17,767	26,312

Total current liabilities	136,743	224,529
Long-term liabilities	—	—

Total liabilities	$136,743	$224,529

Commitments and contingencies (note 13)
Shareholders' equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,024 and 27,568 issued and outstanding	270	276
Additional paid-in capital	354,593	361,070
Accumulated other comprehensive income (deficit)	863	(1,337)
Accumulated income	18,808	9,165

Total shareholders' equity	374,534	369,174

Total liabilities and shareholders' equity	$511,277	$593,703

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended November 30,
	2012	2011	2010
	(US Dollars and amounts in thousands except per share amounts)
Revenues	$1,158,898	$1,448,476	$1,601,883
Cost of revenues	963,062	1,226,404	1,322,115

Gross profit	195,836	222,072	279,768
Operating expenses:
Research and development	103,667	115,558	92,705
Selling, general and administrative	68,432	66,377	60,002
Amortization of intangible assets	3,154	4,176	3,669
Impairment of intangible assets	—	2,230	—
Restructuring costs	4,120	2,750	—

Total operating expenses	179,373	191,091	156,376

Operating income	16,463	30,981	123,392
Interest income	801	397	86
Interest expense	(2)	(5)	(41)

Income before income taxes	17,262	31,373	123,437
Provision (benefit) for income taxes	(398)	3,076	(15,991)

Net income	$17,660	$28,297	$139,428

Net earnings per share:
Basic	$0.64	$0.96	$4.63

Diluted	$0.63	$0.92	$4.46

Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,513	29,605	30,101

Diluted	28,199	30,631	31,270

Cash dividends declared per share	$0.29	$0.11	$—

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated income (deficit)	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2009	29,461	$295	$370,925	($155,580)	$3,598	$219,238
Issuance of common shares	815	8	2,105			2,113
Non-cash equity compensation			9,654			9,654
Components of comprehensive income, net of tax:
Net income				139,428
Unrealized loss on forward foreign currency contracts net of reclassification adjustment:					(3,102)

Total comprehensive income						136,326

Balances as of November 30, 2010	30,276	$303	$382,684	($16,152)	$496	$367,331
Issuance of common shares	894	9	3,335			3,344
Repurchase of common shares	(3,602)	(36)	(32,254)			(32,290)
Non-cash equity compensation			7,127			7,127
Tax on equity compensation			178			178
Components of comprehensive income, net of tax:
Net income				28,297
Unrealized loss on forward foreign currency contracts and reclassification adjustment:					(1,833)

Total comprehensive income						26,464
Dividends to shareholders				(2,980)		(2,980)

Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	($1,337)	$369,174
Issuance of common shares	655	6	655			661
Repurchase of common shares	(1,199)	(12)	(13,588)			(13,600)
Non-cash equity compensation			6,602			6,602
Tax on equity compensation			(146)			(146)
Components of comprehensive income, net of tax:
Net income				17,660
Unrealized gain on forward foreign currency contracts and reclassification adjustment:					2,200

Total comprehensive income						19,860
Dividends to shareholders				(8,017)		(8,017)

Balances as of November 30, 2012	27,024	$270	$354,593	$18,808	$863	$374,534

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2012	2011	2010
	(US dollars in thousands)
Cash flows from operating activities:
Net income	$17,660	$28,297	$139,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,936	19,405	18,436
Amortization of intangible assets	3,154	4,176	3,669
Impairment of intangible assets	—	2,230	—
Non-cash equity compensation	6,602	7,127	9,654
Loss on sale of assets	2,297	1,299	796
Deferred income taxes	(2,541)	1,438	(16,443)
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	67,825	8,753	(84,004)
Inventories	(7,425)	31,846	(86,917)
Prepaid expenses and other current assets	1,208	(3,971)	487
Accounts payable	(86,571)	15,162	59,178
Employee compensation and benefits payable	(3,825)	(852)	14,058
Deferred revenue	10,829	(10,266)	6,649
Income taxes payable	326	(687)	(1,283)
Other accrued liabilities	(1,742)	2,975	(4,052)

Net cash provided by operating activities	25,733	106,932	59,656

Cash flows from investing activities:
Investments in property, plant and equipment	(15,212)	(20,232)	(20,328)
Acquisition of intangible assets	(3,500)	(4,700)	—
Acquisition of businesses, net of cash received	—	(7,433)	(4,908)

Net cash used in investing activities	(18,712)	(32,365)	(25,236)

Cash flows from financing activities:
Repurchase of common shares	(13,600)	(32,290)	—
Increase (decrease) in book overdraft	—	(2,374)	2,374
Proceeds from issuance of common shares	661	3,344	2,113
Dividends to shareholders	(9,538)	(1,459)	—

Net cash provided by (used in) financing activities	(22,477)	(32,779)	4,487

Change in cash and cash equivalents	(15,456)	41,788	38,907
Cash and cash equivalents at beginning of period	132,630	90,842	51,935

Cash and cash equivalents at end of period	$117,174	$132,630	$90,842

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1.     The Company and its Operations

        Operations.    We are a leading provider of data storage technology with principal operations in the United Kingdom ("U.K."), the United States of America ("U.S.") and Malaysia. We report our business in two product groups: Enterprise Data Storage Solutions (previously Networked Storage Solutions or NSS) and HDD Capital equipment (previously Storage Infrastructure or SI). Our Enterprise Data Storage Solutions products are primarily hard disk drive based data storage subsystems and solutions which we supply to Original Equipment Manufacturers or OEMs. Our HDD Capital Equipment products include capital process, inspection and test equipment which we supply to the hard disk drive industry. During 2012 the Company changed the title of its operating segments to reflect the markets in which it operates but has not made any other changes to its segment reporting.

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

        Foreign currency.    The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income. Net foreign currency remeasurement gains (losses) of ($30), ($26) and $277 are included in selling general and administrative expenses, in the years ended November 30, 2012, 2011 and 2010, respectively.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Comprehensive income.    In addition to net income, comprehensive income includes charges or credits to equity that are not the result of transactions with shareholders. For the Company, this includes unrealized gains and losses on forward foreign currency contracts and foreign currency options. The Company has included components of comprehensive income within the Consolidated Statements of Shareholders' Equity and Comprehensive Income.

        Revenue recognition.    Revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

        Certain product sales, primarily for the Capital Equipment segment, include customer acceptance provisions. For products produced according to the Company's published specifications and where no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally on delivery. For products produced according to a particular customer's specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer's specifications and title passes to the customer. For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon receipt of final customer acceptance.

        In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met.

        A number of the Company's contracts for the supply of products have included payments upon the achievement of milestones for Non-Recurring Engineering ("NRE") during the product development phase. For those contracts where we determine that the product development phase constitutes a separate earnings process revenue relating to the NRE payments is recognized upon the achievement of the applicable milestones. Other NRE payments and up-front fees received on execution of a contract are recognized over the estimated period of product shipments. Revenue related to NRE payments which was recognized on the achievement of substantive milestones amounted to approximately $1,581, $987 and $1,399 in the years ended November 30, 2012, 2011 and 2010 respectively.

        Research and development.    Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

        Warranty expense.    The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2012, 2011 and 2010, warranty expense was $2,996, $3,780 and $6,055 respectively.

        Shipping and handling costs.    Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

        Advertising.    Advertising costs are expensed as incurred and amounted to $52, $31 and $25 during the years ended November 30, 2012, 2011 and 2010, respectively.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Pensions and 401(k) plan.    Retirement benefits are provided for U.K. and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to income as they become payable and amounted to $4,962, $5,088 and $3,909 during the years ended November 30, 2012, 2011 and 2010, respectively.

        Equity compensation.    The Company accounts for employee equity awards under the fair value method. Accordingly, the Company measures equity compensation at the grant date based on the fair value of the award. Equity compensation is based on the graded vesting of the share-based award, adjusted for expected forfeitures.

        In the three years ended November 30, 2012 the Company's share based awards were primarily in the form of Restricted Stock Units ("RSUs"). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        Software Development Cost.    Costs related to internally developed software and software purchased for internal use are capitalized. Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete, and amounted to $1,746, $1,660 and $755 for the years ended November 30, 2012, 2011 and 2010 respectively.

        Goodwill and purchased intangible assets.    Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of the accounting guidance, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. If the Company assesses, based on qualitative factors, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, impairment of goodwill is tested quantitatively using a two-step approach at the reporting unit level. The first step requires comparison of the reporting unit's carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using the discounted cash flows approach which utilizes market data including the Company's market value. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied fair value of goodwill for each reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        Concentration of credit risk.    Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are placed with up to three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Three customers, each with balances greater than 10% of total accounts receivable, represented 60% and 77% of the total accounts receivable balance at November 30, 2012 and 2011, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management's expectations.

        Revenues of the Enterprise Data Storage Solutions segment include revenue from three customers accounting for 38%, 19% and 15% of the Company's revenues in the year ended November 30, 2012, three customers accounting for 42%, 22% and 13% of the Company's revenues in the year ended November 30, 2011 and three customers accounting for 41%, 14% and 11% of the Company's revenues in the year ended November 30, 2010. Revenues of the HDD Capital equipment segment include

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

revenue from one customer accounting for 13% of the Company's revenues in the year ended November 30, 2010. No other customer accounted for more than 10% of revenues.

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

  Recent accounting pronouncement

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

	Number of common shares
	Year Ended November 30,
	2012	2011	2010
Total weighted average common shares—basic	27,513	29,605	30,101
Dilutive effect of share options	16	60	113
Dilutive effect of restricted stock units	670	966	1,056

Total weighted average common shares—diluted	28,199	30,631	31,270

4.     Restructuring costs

        During the year ended November 30, 2012 the Company carried out a cost reduction program in response to reduced customer demand. This included a compulsory headcount reduction program. The Company reduced its overall employee numbers by 264, or approximately 13%. The cost of employee terminations totaled $3,520. Of this amount $2,484 was paid in the year ended November 30, 2012 and the remaining amount will be paid in the year ending November 30, 2013. In addition the Company recorded an expense of $600 for the cost of retiring assets associated with leased properties. This amount will be paid in the year ending November 30, 2013.

        During the year ended November 30, 2011 the Company carried out a cost reduction program in response to reduced customer demand for HDD Capital equipment products. This included a

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

compulsory headcount reduction program. The Company reduced its overall employee numbers by 129, or approximately 6%. The cost of employee terminations totaled $2,750. Of this amount $1,439 was paid in the year ended November 30, 2011 and the remaining amount was paid in the year ended November 30, 2012.

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

Acquisition of businesses in 2010

        During the year ended November 30, 2010, the Company completed two acquisitions for a cash purchase price totaling $4,908. The Company estimated the fair market value of contingent consideration for one of the acquisitions at $800. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets. The fair value of the contingent consideration was adjusted downwards by $676 at November 30, 2011 and the remainder at November 30, 2012. These amounts have been deducted from expenses in the years ended November 30, 2011 and November 30, 2012, respectively.

        Pro forma operating results have not been presented for the acquisitions because the acquisitions were not material to the Company. Goodwill of $2,991 has been recognized on the above transactions. $700 has been allocated to intangible assets as developed technology to be amortized over five years. $2,100 has been allocated to in process research and development. Amortization of in process research and development commenced in December 2011 when the development of the technology was complete. The intangible assets are expected to be deductible for tax purposes.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

Goodwill

        The changes in the carrying amount of goodwill for the years ended November 30, 2012, 2011 and 2010 are as follows:

	Enterprise Data Storage Solutions	HDD Capital Equipment	Total
Balance at November 30, 2009	$—	$—	$—

Acquisition of business	$794	$2,197	$2,991
Balance at November 30, 2010	$794	$2,197	$2,991

Acquisition of business	$—	$2,805	$2,805
Additional contingent consideration	$—	$1,304	$1,304
Balance at November 30, 2011	$794	$6,306	$7,100

Balance at November 30, 2012	$794	$6,306	$7,100

Identified intangible assets

        Identified intangible assets balances are summarized as follows:

	November 30, 2012
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$700	$184	$516
Patents and core technology	10,000	5,041	4,959
In Process Research and Development	2,100	420	1,680
Software	1,200	480	720

Total	$14,000	$6,125	$7,875

        Fully amortized intangible assets with a recorded cost of $9,900 have been removed from the intangible assets register during the year ended November 30, 2012.

	November 30, 2011
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$4,600	$3,673	$927
Patents and core technology	12,700	5,888	6,812
In Process Research and Development	2,100	—	2,100
Customer relationships	3,300	3,071	229
Software	1,200	240	960

Total	$23,900	$12,872	$11,028

        Fully amortized intangible assets with a recorded cost of $6,900 were removed from the intangible assets register during the year ended November 30, 2011.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2013	$1,969
2014	1,969
2015	1,969
2016	1,685
2017 and beyond	$284

Impairment of intangible assets

        The Company carried out its annual goodwill test at November 30, 2012. The Company determined, based on an assessment of qualitative factors, that it was more likely than not that the fair value of its HDD Capital Equipment and Enterprise Data Storage Solutions reporting units were greater than their carrying values and therefore no impairment of goodwill was recorded. For the HDD Capital Equipment segment, the Company reached this conclusion based on short and medium term revenue forecasts, forecast hard disk drive industry growth, historic revenue and gross margins derived from these products and the relatively low materiality of the goodwill balance relative to the size of the business.

        As part of its cost reduction exercise in 2011, carried out in response to the reduction in demand for HDD Capital Equipment products, the Company decided to cease expenditure on development of certain products, including the developed technology purchased as part of an acquisition in December 2010. This was due to the Company's assessment that there was a reduced likelihood of achieving significant revenues from the related product. The Company therefore determined that the carrying value of this developed technology was less than its fair value and recorded an impairment of $2,200 at November 30, 2011.

6.     Inventories

	November 30,
	2012	2011
Finished goods	$30,456	$41,190
Work in progress	33,202	19,785
Raw materials	107,947	103,205

	$171,605	$164,180

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

7.     Property, Plant and Equipment, Net

	November 30,
	2012	2011
Land	$1,421	$1,421
Buildings and leasehold improvements	16,250	15,122
Machinery and equipment	139,342	130,392

	157,013	146,935
Accumulated depreciation	(116,819)	(101,720)

	$40,194	$45,215

        Depreciation expense during the years ended November 30, 2012, 2011 and 2010 was $17,936, $19,405 and $18,436 respectively. For the years ended November 30, 2012, 2011 and 2010 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $4,158, $5,927 and $2,474 respectively.

8.     Income Taxes

        The provision (benefit) from income taxes is comprised as follows:

		Year Ended November 30,
		2012	2011	2010
U.K.	Current	$—	$—	$—
U.S.	Current	1,941	1,604	569
Other jurisdictions	Current	178	40	72
	Deferred	(2,517)	1,432	(16,632)

Total		$(398)	$3,076	$(15,991)

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2012	2011
Deferred tax assets:
U.K. net operating loss carryforwards	$8,929	$6,477
U.S. net operating loss carryforwards	5,263	5,668
Other net operating loss carryforwards	2,131	1,541
Timing difference on equity compensation	4,100	5,783
Property, plant and equipment	4,619	5,041
Timing differences on inventory	2,228	3,210
Forward foreign exchange contracts	—	446
Other deferred tax assets	102	312
Less: valuation allowance	(2,131)	(4,751)

Total deferred tax assets	25,241	23,727
Deferred tax liabilities
Forward foreign exchange contracts	(265)	—
Intangible assets	(819)	(1,231)

Net deferred tax assets	$24,157	$22,496

Current	$228	$9,020
Non-current	$23,929	$13,476

        The deferred tax assets above include an amount of $16,134 related to loss carryforwards and other timing differences in the United Kingdom. The Company has not recorded a valuation allowance against this balance because it believes it is more likely than not that the asset will be realized.

        In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the acquisition of nStor Technologies in 2005 the Company acquired operating loss carryforwards of nStor Technologies Inc. in the United States. These are subject to an annual limitation, could be subject to further more restrictive annual limitations if certain substantial changes in the ownership of the Company occur and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $5,263 at November 30, 2012.

        At November 30, 2012 the Company recorded other net operating loss carryforwards in respect of its activities in Singapore and Japan of $2,131, together with a full valuation allowance against these deferred tax assets. These loss carryforwards can be utilized against future trading profits of the activities being carried on in these two locations, subject to the availability of such profits. At November 30, 2012 the Company's forecast for its activities in these locations does not make it more likely than not that these deferred tax assets will be utilized.

        Included in deferred tax assets at November 30,2012 are amounts totaling $2,209 related to the Company's Malaysia operations. As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia was substantially exempt from income

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

taxes until May 2012. This beneficial tax status applied separately to the Company's two operating segments. The exemption relating to Enterprise Data Storage Solutions products ends in 2017 whereas the exemption relating to HDD Capital Equipment products ended in May 2012. This asset was recorded in the year ended November 30, 2012 in connection with the ending of part of the incentive. Of this amount the Company determined that $1,489 should have been recognized in the year ended November 30, 2011. The Company also determined that this amount was not material relative to that year or to income for the year ending November 30, 2012 and therefore corrected this error as an adjustment in the year ended November 30, 2012. The Company is seeking to obtain future incentives to extend the beneficial arrangements for both product groups. If the incentive is renewed the recording of this asset will be reversed and a tax expense of this amount recorded. If the incentive is not renewed the Company will record a tax expense of approximately 25% on income of the Malaysia operations related to HDD Capital Equipment products.

        The Company records equity compensation expense using the fair value method, beginning on the grant date. The tax expense for equity compensation only arises when the related share award is vested, which occurs later than the grant date. This timing difference has resulted in the recording of a net deferred tax asset of $4,100 and $5,596 before valuation allowances at November 30, 2012 and November 30 2011, respectively. The amount of any benefit realized from this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital ("APIC"). For the years ended November 30, 2012 and November 30, 2011 the Company recorded charges and benefits to APIC of $146 and $178 respectively. The Company has elected to adopt the short-form method to calculate its pool of windfall tax benefits, as of December 1, 2005. Authoritative accounting guidance prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt an accounting policy where windfall tax benefits are recognized in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefit not recognized in APIC totals $1,750 at November 30, 2012 and $1,900 at November 30, 2011.

        The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2012, 2011 and 2010. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. rate is applied as follows:

	Year Ended November 30,
	2012	2011	2010
Provision (benefit) for income taxes at corporation tax rate	24.0%	26.0%	28.0%
Adjustment in respect of prior years	(8.4)	1.8	(2.4)
Other nondeductible expenses	0.1	(0.3)	—
Research and development tax credits	(26.2)	(13.6)	(0.3)
Effect of change in U.K. tax rate	6.8	3.3	—
Tax differentials on foreign income	(3.9)	(2.2)	(7.8)
Other valuation allowances	1.4	2.2	(29.8)
Movement in unrecognized tax benefits	3.9	(7.1)	(0.6)

Provision (benefit) for income taxes	(2.3)%	10.1%	(12.9)%

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        The adjustment in respect of prior years for the period ended November 30, 2010 includes the correction for the recognition of a deferred tax asset in respect of equity based compensation as referred to above.

        The enacted U.K. corporation tax rate reduced from 28% to 27% in the year ended November 30, 2010, to 26% in the ended November 30, 2011 and to 24% in the year ended November 30, 2012. The U.K. government has enacted a reduction in the corporation tax rate to 23% in which is effective from April 2013. The U.K. deferred tax asset has been calculated at the rate of 23%.

        The components of income before income taxes are:

	Year Ended November 30,
	2012	2011	2010
U.K.	$7,536	$17,937	$80,251
U.S.	6,000	8,726	8,521
Malaysia	5,376	8,702	36,028
Other	(1,650)	(3,992)	(1,363)

Total	$17,262	$31,373	$123,437

        The income tax benefit attributable to the beneficial tax status in Malaysia was estimated to be $2.002 ($0.07 per share, diluted), $2,176 ($0.07 per share, diluted) and $10,088 ($0.32 per share, diluted) during the years ended November 30, 2012, 2011 and 2010, respectively.

        The following table summarizes the activity related to the Company's gross unrecognized tax benefits:

	Year Ended November 30,
	2012	2011
Balance of unrecognized tax benefits at December 1	$3,859	$6,421
Gross increase for tax positions taken during a prior period	29	76
Gross decrease for tax positions taken during a prior period	(60)	(314)
Gross increase for tax positions taken during the current period	810	972
Settlements	(147)	(1,973)
Reductions as a result of a lapse of the applicable statute of limitations	(190)	(1,323)

Balance of unrecognized tax benefits at November 30	$4,301	$3,859

        At November 30, 2012, all of the unrecognized tax benefit of $4,301 would affect the effective tax rate, if recognized.

        At November 30, 2012 and 2011 the Company had accrued in current tax approximately $150 and $100 respectively for the payment of interest and penalties relating to unrecognized tax benefits.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The Company's subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. During the period ended November 30, 2012 a tax authority enquiry into the Company's U.K. income tax return for fiscal year 2010 was opened and is ongoing. During the period ended November 30, 2011 a tax authority enquiry into the Company's U.K. income tax return for fiscal year 2007 was concluded without adjustment. The income tax returns for fiscal years 2011 and 2012 remain open to examination. The Company does not expect the total gross amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months. The Company's U.S. Federal and state income tax returns for fiscal years 2008 through fiscal year 2012 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2006.

9.     Equity compensation plans

        During the three years ended November 30, 2012 the Company's share based awards have primarily consisted of Restricted Stock Units ("RSUs"). The Company also operates an Employee Share Purchase Plan ("ESPP") for U.S. employees and a Sharesave option plan for U.K. employees.

        As of November 30, 2012, there were 3,277 shares authorized for future grants under all share plans.

Equity Compensation

        The following table summarizes equity compensation expense related to share-based awards:

	Year ended November 30,
	2012	2011	2010
Equity compensation:
Cost of revenues	$965	$824	$1,541
Research and development	2,300	2,534	3,107
Selling, general and administrative	3,337	3,769	5,006

Total equity compensation	6,602	7,127	9,654

Related income tax benefit	$1,518	$1,782	$3,241

Restricted Stock Units

        RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The holders of RSUs are not entitled to receive dividends or dividend equivalents. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $6,186, $6,837 and $9,500 has been recorded in the years ended November 30, 2012, 2011 and 2010 respectively. The calculation of the number of units expected to vest is based on management's assessment of

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

achievement of the related performance conditions. Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2009	1,430	$9.78	1.7
Granted	1,238	13.76
Vested	(533)	8.80
Cancelled/forfeited	(62)	12.85

Non-vested restricted stock units at November 30, 2010	2,073	$11.32	1.7
Granted	980	13.04
Vested	(659)	11.74
Cancelled/forfeited	(446)	11.36

Non-vested restricted stock units at November 30, 2011	1,948	$12.09	1.6
Granted	1,118	13.64
Vested	(544)	11.27
Cancelled/forfeited	(686)	13.31

Non-vested restricted stock units at November 30, 2012	1,836	$14.03	1.6

Non-vested restricted stock units expected to vest at November 30, 2012	1,469	$13.56	1.5	$13,769

The Sharesave Plan

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Sharesave Plan activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2009	52	$15.85	1.9
Granted	41	16.01
Canceled/forfeited	(17)	17.09

Outstanding at November 30, 2010	76	$15.66	2.1
Granted	190	8.25
Canceled/forfeited	(61)	15.57

Outstanding at November 30, 2011	205	$8.82	2.9
Granted	28	13.10
Canceled/forfeited	(62)	9.61

Outstanding at November 30, 2012	171	$9.23	2.0	160

        There were no options exercisable at November 30, 2012, 2011 and 2010.

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Options exercised and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2009	1,240	$10.46
Exercised	(395)	8.00
Canceled/forfeited	(13)	14.31

Outstanding at November 30, 2010	832	$12.42
Exercised	(301)	11.60
Canceled/forfeited	(5)	13.60

Outstanding at November 30, 2011	526	$12.81
Exercised	(71)	4.24
Canceled/forfeited	(11)	14.78

Outstanding at November 30, 2012	444	$14.14	2.1	$—

Exercisable at November 30, 2010	832	$12.42

Exercisable at November 30, 2011	526	$12.81

Exercisable at November 30, 2012	444	$14.14	2.1	$—

        The aggregate intrinsic value of options outstanding at November 30, 2012 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. All of the outstanding options at November 30, 2012, had exercise prices that were higher than the $9.37 closing market price of the Company's common shares on that date. The total intrinsic value of options exercised during the years ended November 30, 2012, 2011 and 2010 was $693, $731 and $4,049, respectively, determined as of the date of exercise. The total fair value of options that vested during the years ended November 30, 2012, 2011 and 2010 was $0, $0 and $53, respectively. The total fair value of options that were forfeited during the years ended November 30, 2012, 2011 and 2010 was $88, $22 and $114, respectively.

        The following table summarizes information about share options outstanding at November 30, 2012:

	Options Outstanding and Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price
$9.65	4	1.4	$9.65
$13.51–$14.47	440	2.1	$14.16

	444	2.1	$14.14

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

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

        ESPP activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2009	—	—	—
Granted	26	13.80

Outstanding at November 30, 2010	26	$13.80	0.4
Granted	46	8.54
Canceled/forfeited	(26)	13.80

Outstanding at November 30, 2011	46	$8.54	0.4
Granted	51	12.36
Exercised	(39)	8.54
Canceled/forfeited	(7)	8.54

Outstanding at November 30, 2012	51	$12.36	0.4	$—

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        Expected Dividend Yield.    Prior to August 2011, the Company had never paid any cash dividends on its common shares and did not anticipate paying any cash dividends. Consequently, the Company used an assumption of a dividend yield of zero in the Black-Scholes option valuation model. For future grants a dividend yield of 2.30% would be used, based on the levels of dividends paid.

        Expected Forfeitures.    The Company uses historical data to estimate pre-vesting option forfeitures. The Company records share-based compensation only for those awards that are expected to vest.

        The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year ended November 30,
	2012	2011	2010
Risk-free interest rate	0.16%	1.00%	3.00%
Dividend yield	2.30%	0.00%	0.00%
Volatility	42%	66%	75%
Expected option life	1.5 years	1.5 years	1.5 years

        At November 30, 2012, the Company had 2,135 non-vested share based awards that had a weighted average grant date fair value of $13.31. As of November 30, 2012, the Company had $6, 676 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 3.1 years.

10.   Equity and dividends

        The Company's authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2012, there were 27,024 common shares outstanding. No other class of shares has been issued.

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

        Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2012, there were no preference shares outstanding.

        Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2012, there were no deferred shares outstanding.

Repurchases of Common Shares

        The Company announced in March 2011 that it would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50,000 of the outstanding shares following April 30, 2011. Under the plan the Company repurchased 3,602 shares at an aggregate cost of $32,290 in the year ended November 30, 2011 and 1,199 shares at an aggregate cost of $13,600 in the year ended November 30, 2012.

Dividends

        In the third fiscal quarter of the year ended November 30, 2011 the Company commenced paying dividends to holders of its common shares. The Company declared two dividends totaling 10.5 cents per share with a total value of $2,980. Of this amount $1,521 was paid in the year ended November 30, 2012.

        In the year ended November 30, 2012 the Company declared four dividends totaling 29 cents per share with a total value of $8,017.

11.   Employee benefit trust

        The Company operates an employee benefit trust. The trust holds 95 common shares in Xyratex Ltd, included in unissued shares at November 30, 2012. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company.

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

        The following table summarizes the foreign currency derivative contract activity:

Number of contracts
At November 30, 2010	33
Matured during the period	(33)
New contracts entered into during the period	31

At November 30, 2011	31
Matured during the period	(31)
New contracts entered into during the period	34

At November 30, 2012	34

        The fair value of derivative instruments and their location in the consolidated balance sheet as of November 30, 2012 and November 30, 2011 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	November 30, 2012	November 30, 2011
Asset derivatives	Other current assets	$1,313	$—
Liability derivatives	Other accrued liabilities	$—	$1,539

        The effect of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the year ended November 30, 2012 was as follows:

Derivatives in Cash Flow Hedging Relationships—Foreign exchange contracts	Gain (Loss) Recognized(1)	Gain (Loss) Reclassified(2)
Year ended November 30, 2012	$1,313	$(1,539)
Year ended November 30, 2011	$(1,539)	$697
Year ended November 30, 2010	$682	$3,598

(1)
Amount recognized in AOCI (effective portion) net of tax of $288, $(632) and $186 respectively.

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

        The following table shows derivatives existing as of November 30, 2012 and November 30, 2011:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2012	2011
Nominal value of forward exchange contracts and options	$50,232	$53,850
Fair value of contracts—asset (liability)	$932	$(1,057)
Average rate of contract	$1.57	$1.59
Period end rate	$1.60	$1.56

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2012	2011
Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts—asset (liability)	$381	$(482)
Average rate of contract	$0.32	$0.32
Period end rate	$0.33	$0.31

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

        The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of November 30, 2012 and at November 30, 2011 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	November 30, 2012		November 30, 2011
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$1,313	$1,313	$(1,539)	$(1,539)

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

13.   Commitments and Contingencies

        Operating Lease Commitments.    Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2012 are as follows:

Year Ending November 30,
2013	4,695
2014	1,939
2015	1,443
2016	1,119
2017	599

Total minimum payments required	$9,795

        Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $8,518, $8,221 and $7,787 for the years ended November 30, 2012, 2011 and 2010, respectively.

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

        Product warranty.    The following table provides the changes in the product warranty accrual for the year ended November 30, 2012:

Amount of liability
Balance at November 30, 2009:	$3,537
Accruals for warranties issued during the year	6,055
Settlements made during the year	(4,007)

Balance at November 30, 2010:	$5,585
Accruals for warranties issued during the year	3,780
Settlements made during the year	(4,437)

Balance at November 30, 2011:	$4,928
Accruals for warranties issued during the year	2,996
Settlements made during the year	(3,918)

Balance at November 30, 2012:	$4,006

14.   Supplemental Cash Flow Information

        Cash paid for income taxes was $2,032, $2,572 and $1,960 for the years ended November 30, 2012, 2011 and 2010, respectively. Cash received from income taxes was $0, $0 and $0 for the years ended

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

November 30, 2012, 2011 and 2010, respectively. Cash paid for interest was $3, $5 and $130 for the years ended November 30, 2012, 2011 and 2010, respectively.

15.   Segment Information

  The Company reports its operations in two product segments—

        Enterprise Data Storage Solutions and HDD Capital Equipment.

        During 2012 the Company changed the title of its operating segments to reflect the markets in which it operates but has not made any other changes to its segment reporting.

  Description of the Company's segments:

        Enterprise Data Storage Solutions. Hard disk drive (HDD) based storage subsystems and solutions which are sold to Original Equipment Manufacturers (OEMs).

        HDD Capital Equipment. HDD manufacturing process equipment, which is sold directly to manufacturers of HDDs and their component suppliers.

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

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Year Ended November 30,
	2012	2011	2010
Revenues:
Enterprise Data Storage Solutions	$974,043	$1,324,547	$1,258,940
HDD Capital Equipment	184,855	123,929	342,943

Total Segments	$1,158,898	$1,448,476	$1,601,883

Gross profit:
Enterprise Data Storage Solutions	$155,326	$212,654	$166,882
HDD Capital Equipment	41,475	10,242	114,427

Total Segments	196,801	222,896	281,309
Non cash equity compensation	(965)	(824)	(1,541)

Total	$195,836	$222,072	$279,768

Depreciation and amortization:
Enterprise Data Storage Solutions	$9,799	$10,326	$12,337
HDD Capital Equipment	6,949	8,854	5,899

Total Segments	16,748	19,180	18,236
Corporate	4,342	4,401	3,873

Total	$21,090	$23,581	$22,109

        Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income before income taxes as reported by the Company for all periods presented also includes total operating expenses, other income and net interest income. The chief operating decision maker does not review asset information by segment and therefore no asset information is presented.

Geographic Information

	Americas	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2012	$533,580	$235,352	$388,780	$1,186	$1,158,898
Year Ended November 30, 2011	$770,249	$248,296	$428,597	$1,334	$1,448,476
Year Ended November 30, 2010	$783,109	$228,393	$585,867	$4,514	$1,601,883
Long-lived assets (all non-current assets):
November 30, 2012	$8,703	$28,891	$16,659	$916	$55,169
November 30, 2011	$8,967	$33,695	$19,618	$1,063	$63,343
November 30, 2010	$8,547	$23,648	$21,666	$1,152	$55,013

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

16.   Subsequent Events

        On December 17, 2012, the Company declared a one-time, special cash dividend of $2.00 per common share and an accelerated quarterly dividend of $0.075 per common share. These dividends, which totaled $56.1 million, were paid on December 31, 2012 to shareholders of record as of December 27, 2012.

        On December 17, 2012, the Board of Directors adopted a shareholder rights plan that provides for one right for each of our outstanding common shares. The rights are designed to assure that all of the Company's shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by the Board of Directors.

 EXHIBIT INDEX

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd**
2.1	Rights Agreement dated as of December 17, 2012 between Xyratex Ltd and Computershare Trust Company, N.A., as Rights Agent***
8	Subsidiaries of Xyratex Ltd**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Schedule II—Valuation and Qualifying Accounts and Reserves
101	The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of November 30, 2012 and 2011, (ii) Consolidated Statements of Operations for each of the three years in the period ended November 30, 2012, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income for each of the three years in the period ended November 30, 2012, (iv) Consolidated Statements of Cash Flows for each of the three years in the period ended November 30, 2012 and (iv) Notes to the Consolidated Financial Statements****

*
Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

**
Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 21, 2006.

***
Incorporated by reference to our report on Form 6-K (File No. 000-1284823) filed with the SEC on December 18, 2012.

****
Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections