Form 20-F
period 2013-11-30
XYRATEX LTD
filed 2014-08-29
CIK 1284823

XYRATEX LTD

ANNUAL REPORT FOR THE YEAR ENDED

NOVEMBER 30, 2013

As filed with the Securities and Exchange Commission on August 29, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended November 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Commission file number 000-50799)

XYRATEX LTD
(Exact name of Registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Langstone Road Havant PO9 1SA United Kingdom (011) 44 2392 496000
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, par value $0.01 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

27,562,789 common shares, par value $0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

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

We conducted an initial public offering in the United States and listing of our common shares on the NASDAQ National Market on June 29, 2004. Our common shares trade on The NASDAQ Stock Market LLC under the symbol “XRTX” and were listed on the NASDAQ Global Select Market until our acquisition by Seagate Technology International on March 31, 2014.

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

On March 31, 2014, Seagate Technology International, an indirect subsidiary of Seagate Technology plc, acquired Xyratex Ltd at a price of $13.25 per share, and is now the sole shareholder of Xyratex Ltd.

In this Annual Report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Group,” “Xyratex,” “we,” “us” and “our” refers to Xyratex Ltd and its subsidiaries.

INDUSTRY DATA

In this Annual Report, we refer to information regarding the enterprise data storage market and the HDD capital equipment market from the following independent research companies: Gartner and International Data Corporation or IDC.

The Gartner Report described herein (the “Gartner Report”) represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Annual Report) and the opinions expressed in the Gartner Report are subject to change without notice.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements. All statements other than statements of historical fact included in this Annual Report regarding our business, financial condition, results of operations and certain of our plans, objectives, assumptions, expectations or beliefs with respect to these items and statements regarding other future events or prospects, are forward-looking statements. These statements include, without limitation, those concerning: our strategy and our ability to achieve it; anticipated product launches; expectations regarding sales, profitability and growth; our possible or assumed future results of operations; capital expenditure, the impact of cost reduction efforts and investment plans; adequacy of capital; continued beneficial tax status and ability to use deferred tax assets; and financing plans. The words “aim,” “may,” “will,” “expect,” “anticipate,” “believe,” “future,” “continue,” “help,” “estimate,” “predict,” “project,” “potential,” “plan,” “intend,” “should,” “could,” “would,” “shall” or the negative or other variations thereof as well as other statements regarding matters that are not historical fact, are or may constitute forward-looking statements. In addition, this Annual Report includes forward-looking statements relating to our potential exposure to various types of market risks, such as foreign exchange rate risk, interest rate risks and other risks related to financial assets and liabilities. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance. These views reflect the best judgment of our management but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates reflected in the forward-looking statements are reasonable, such estimates may prove to be incorrect. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from these expressed or implied by these forward-looking statements. For further discussion of these factors and other risks, see “Part I, Item 3.D—Risk Factors” and “Part I, Item 5—Operating and Financial Review and Prospects (Management’s Discussion and Analysis of Financial Condition and Results of Operations).”

PART I

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:  KEY INFORMATION

Item 3.A:  Selected Financial Data

The following selected consolidated financial data, set forth below for each of the last five fiscal years, is not necessarily indicative of results of future operations and should be read in conjunction with “Part I, Item 5: Operating and Financial Review and Prospects (Management’s Discussion and Analysis of Financial Condition and Results of Operations)” and the Consolidated Financial Statements and related notes thereto included in “Part III, Item 18: Financial Statements,” to fully understand factors that may affect the comparability of the information presented below.

The selected historical consolidated statement of operations data for the years ended November 30, 2013, 2012 and 2011 and balance sheet data as of November 30, 2013 and 2012 presented below have been derived from our consolidated financial statements included elsewhere in this Annual Report. The selected historical consolidated statement of operations data for the years ended November 30, 2010 and 2009 and balance sheet data as of November 30, 2011, 2010 and 2009 presented below have been derived from the consolidated financial statements not included in this report.

	Year Ended November 30,
	2013	2012	2011	2010	2009
	(U.S. dollars in thousands except share and per share data)
Consolidated Statement of Operations Data:
Revenues:
Enterprise Data Storage Solutions	$655,184	$974,043	$1,324,547	$1,258,940	$762,028
HDD Capital Equipment	159,134	184,855	123,929	342,943	105,863
Total revenues	814,318	1,158,898	1,448,476	1,601,883	867,891
Gross profit:
Enterprise Data Storage Solutions	122,212	155,326	212,654	166,882	97,981
HDD Capital Equipment	49,093	41,475	10,242	114,427	28,202
Non-cash equity compensation	(224)	(965)	(824)	(1,541)	(907)
Total gross profit	171,081	195,836	222,072	279,768	125,276
Operating expenses:
Research and development	98,101	103,667	115,558	92,705	71,062
Selling, general and administrative	69,466	68,432	66,377	60,002	56,463
Amortization of intangible assets	2,057	3,154	4,176	3,669	3,939
Impairment of intangible assets	—	—	2,230	—	—
Restructuring costs	3,672	4,120	2,750	—	5,898
Total operating expenses	173,296	179,373	191,091	156,376	137,362
Operating income (loss)	(2,215)	16,463	30,981	123,392	(12,086)
Interest income, net	257	799	392	45	114
Income (loss) before income taxes	(1,958)	17,262	31,373	123,437	(11,972)
Provision (benefit) for income taxes	19,253	(398)	3,076	(15,991)	4,442
Net income (loss)	$(21,211)	$17,660	$28,297	$139,428	$(16,414)
Net earnings (loss) per common share—basic	$(0.77)	$0.64	$0.96	$4.63	$(0.56)
Net earnings (loss) per common share—diluted	$(0.77)	$0.63	$0.92	$4.46	$(0.56)
Cash dividends declared per share	$2.30	$0.29	$0.11	—	—
Weighted average common shares (in thousands) used in calculating net earnings (loss) per share:
Basic	27,463	27,513	29,605	30,101	29,402
Diluted	27,463	28,199	30,631	31,270	29,402

	As of November 30,
	2013	2012	2011	2010	2009
	(U.S. dollars in thousands except share data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$102,992	$117,174	$132,630	$90,842	$51,935
Working capital	232,372	295,436	292,355	297,405	161,277
Total assets	404,196	511,277	593,703	580,982	354,250
Total shareholders’ equity	$294,824	$374,534	$369,174	$367,331	$219,238
Number of shares issued and outstanding:
Common shares (in thousands)	27,563	27,024	27,568	30,276	29,461

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

We derive a substantial portion of our revenues from a relatively small number of customers. In our 2013 fiscal year, sales to our top six customers accounted for 86% of our revenues with sales to IBM, NetApp Inc., Dell Inc., HP and Seagate Technology accounting for 25%, 20%, 12%, 11% and 11% of our revenues respectively. In our 2012 fiscal year, sales to our top six customers accounted for 88% of our revenues with sales to NetApp, Dell and IBM accounting for 38%, 19% and 15% of our revenues respectively. It is likely that a small number of customers will continue to account for a substantial portion of our revenues in the future. If we were to lose any one or more of our major customers, experience any material reduction in orders from any of these customers or experience a deterioration in our relationships with any of these customers, our financial condition could be significantly harmed.

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

Our quarterly operating results have fluctuated significantly in the past, as shown in the table below for our 2013 and 2012 fiscal years.

Quarter	Revenues	Net Income (Loss)
	(unaudited) (U.S. dollars in thousands)
First Quarter 2012	$295,666	$10,861
Second Quarter 2012	322,116	6,996
Third Quarter 2012	275,670	7,746
Fourth Quarter 2012	265,446	(7,943)
First Quarter 2013	195,597	(5,135)
Second Quarter 2013	216,185	2,945
Third Quarter 2013	217,282	2,350
Fourth Quarter 2013	$185,254	$(21,371)

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

We operate in markets that are highly competitive and subject to rapid change and that are significantly affected by new product introductions and other market activities of industry participants. We expect competition to persist and intensify in the future. Our principal sources of competition include:

•                  companies providing storage subsystems and components to OEMs, including MiTAC Holdings Corporation, Quanta Storage Inc. and Sanmina Corporation (doing business as Newisys), together with larger suppliers such as EMC Corporation and Hitachi, Ltd.;

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

The impact of the global financial crisis continues to be a cause of concern despite concerted efforts by certain governments and international institutions to contain the adverse effect of these events on the global economy. Global financial and credit markets have been extremely unstable and unpredictable and economic conditions in some of the countries in which we operate have been weak. The instability of the credit markets and weakness of the global economy could continue to adversely affect the demand for our products and our customers’ products, the amount, timing and stability of their orders from us, the financial strength of our customers and suppliers, their ability or willingness to do business with us, our willingness to do business with them, our suppliers’ and customers’ ability to fulfill their obligations to us and the ability of our customers, our suppliers and us to obtain credit. These factors could adversely affect our operations and financial condition.

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

The markets for our products are characterized by rapid technological change, frequent new product introductions and technology enhancements, uncertain product life cycles and changes in customer demand. We cannot assure you that the design of future products will be completed as scheduled, that we will not experience difficulties that delay or prevent successful development, introduction, marketing and licensing of new products, or that any new products that we may introduce will achieve market acceptance or commercial success. In addition, the introduction of products based on new technologies and new industry standards could render our existing products obsolete and unmarketable and could devalue our previous investment in research and development. If we do not successfully develop new products in a timely manner our future profitability and competitive position could be significantly harmed. As a result of rapid technological changes, we may have to exit markets in which we operate. If we cannot manage the impact of the disruption on our existing customer base, our financial condition could be harmed.

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

Due to the global nature of our business, we are subject to import and export restrictions and regulations, including the Export Administration Regulations (EAR) administered by the Commerce Department’s Bureau of Industry and Security (BIS) and the trade and economic sanctions regulations administered by the Treasury Department’s Office of Foreign Assets Control (OFAC). The United States, through the BIS and OFAC, places restrictions on the sale or export of certain products and services to certain countries and persons. Violators of these export control and sanctions laws may be subject to significant penalties, which may include significant monetary fines, criminal proceedings against us and our officers and employees, a denial of export privileges, and suspension or debarment from selling products to the federal government. We take a variety of precautions to prevent our products from being shipped to U.S. sanctioned targets; however, our products could be shipped to those targets by third parties, including potentially our customers.

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

We have operations in North America, Asia and the United Kingdom. We market and sell our products throughout the world. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:

•                  significant currency fluctuations between the U.S. dollar (in which our revenues are principally denominated) and the U.K. pound and Malaysian ringgit (in which certain of our costs are denominated);

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

•                  the impact of an outbreak of a viral pandemic, such as swine flu, severe acute respiratory syndrome or the avian flu virus, on our employees or suppliers; and

•                  the impact of a natural disaster or severe weather affecting a large geographical region, such as the flooding in Thailand in 2011, which could affect either supply lines, our ability to produce products internally, deliver our products or our customers’ ability to pay or purchase new products and require us to invest in extensive plant and machinery to protect our buildings and production operations.

The occurrence of any of these events could significantly harm our financial condition.

We have experienced operating losses in the past and there can be no assurance that we will be profitable in the future.

We have experienced operating losses in the past, including operating losses of $2.2 million and $12.1 million in our 2013 and 2009 fiscal years, respectively. We expect to continue to incur significant product development, administrative and sales and marketing expenses as well as costs associated with potential future acquisitions and therefore we will need to generate significant revenues in order to achieve and maintain profitability. We cannot assure you that we can achieve operating income on a quarterly or annual basis in the future.

We are dependent upon hiring and retaining highly qualified management and technical personnel.

We operate in the data storage technology market. Our key management and technical staff are currently located in the United Kingdom, the United States and Asia. There is strong competition for the highly qualified management and technical personnel with experience in our markets that we need to run our business and to develop new technologies and products. In California, in particular, the rate of turnover of key personnel in our markets is high. Our future success depends in part on our continued ability to hire and retain well-qualified technical personnel. We also rely heavily on our senior management and their ability to maintain relationships with our key customers. Many of our senior managers would be difficult to replace. In addition, we do not maintain key-person life insurance on any member of our senior management. The loss of any of our key management or technical personnel could significantly harm our financial condition.

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

Our principal shareholders and their affiliated entities together control approximately 30.0% of our issued and outstanding common shares. Accordingly, these shareholders, if they were to act together, would have significant influence over our affairs. They may exercise this influence by voting at a meeting of the shareholders in a manner that advances their best interests and not necessarily those of other shareholders. This concentration of ownership also could have the effect of delaying or preventing a change in control of our Company or otherwise discouraging a potential acquirer from attempting to obtain control of us.

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

If we fail to comply with environmental laws and regulations that affect our products, we could incur criminal or civil fines, penalties or other damages, which could be substantial. We might also have restrictions or limitations placed on our business operations that could have an adverse effect on our financial results. Failure to comply with our customers’ environmental requirements could result in the loss of one or more of our customers or reduced orders from our customers, which could significantly harm our financial condition.

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

The Dodd-Frank Wall Street Reform Act of 2010 holds U.S. companies responsible for tracing and auditing their supply chain for minerals and derivative metals from the Democratic Republic of Congo and adjoining countries to ensure that they are not funding armed groups. We are required to trace, audit, and certify minerals used within our products that are supplied from conflict-free mines and complete form SD for the Securities and Exchange Commission (SEC). We may incur significant costs to comply with these diligence and disclosure requirements. In addition, we may have to change the supplier for certain components, if they cannot be proven to be conflict-free minerals. We may also face reputational harm, or reduced revenues, if our customers or other stakeholders conclude that we are unable to verify sufficiently the origins of the minerals used in the products we sell.

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

If we fail to comply with all CSR related laws and regulations that affect our products, or if we cannot comply with our customers’ CSR requirements, we might have restrictions or limitations placed on our business operations, be subject to fines and penalties or be subject to the loss of customers or reduced orders, any of which could have an adverse effect on our financial results.

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

We are required by Section 404 of the Sarbanes-Oxley Act of 2002 to report annually on our evaluation of our internal controls over financial reporting. Although our assessment, testing, and evaluation resulted in our conclusion that as of November 30, 2013, our internal controls over financial reporting were effective, we cannot predict the outcome of our testing in future periods. If our internal controls are ineffective in future periods, our business and reputation could be harmed. We may incur additional expenses and commitment of management’s time in connection with further evaluations, either of which could materially increase our operating expenses and accordingly reduce our net income.

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

We are a data storage technology company. Stock markets generally have recently experienced extensive price and volume fluctuations, and the market prices of securities of technology companies in particular have experienced fluctuations that often have been unrelated or disproportionate to the operating results of those companies. Our share price has been subject to significant volatility, with a closing price per share on The NASDAQ Stock Market LLC as high as $17.96 and as low as $6.96 during our 2013 and 2012 fiscal years. These market fluctuations are likely to continue to result in extreme volatility in the price of our common shares. You should also be aware that price volatility may be more pronounced if the trading volume of our common shares is low.

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

ITEM 4:  INFORMATION ON THE COMPANY

Item 4.A:  History and Development of the Company

See “Introduction.”

Item 4.B:  Business Overview

The following disclosure applies prior to our acquisition by Seagate Technology.  In connection with the acquisition of Xyratex by Seagate on March 31, 2014, Xyratex is operated as a wholly-owned subsidiary of Seagate and this disclosure does not include changes made to the business as part of Seagate.

Company Overview

Xyratex is a leading provider of data storage technology, including modular solutions for the enterprise data storage industry and hard disk drive (HDD) capital equipment for the HDD industry.

Our product and solution portfolio for the enterprise data storage industry includes storage enclosures, integrated application platforms and high performance computing (HPC) data storage solutions. Our HDD based storage subsystems support a range of high-speed interconnect technologies to meet demanding cost and performance specifications. Our modular subsystem architecture allows us to support many segments within the networked storage market by enabling different specifications of storage subsystem designs, including Solid State Drives (SSDs), to be created from a standard set of interlocking technology modules. For example, our ClusterStor™ HPC data storage solutions leverage our storage enclosure and application platforms as the hardware basis for the solution. Using data published by an independent research company on the number of petabytes shipped in 2012 and 2013, we estimate that we are responsible for 8% to 10% of the annual worldwide enterprise storage system storage capacity shipments through our original equipment manufacturer (OEM) customer base. (A petabyte is a unit of measure equal to one million gigabytes (GBs) of data.) According to IDC, Xyratex is recognized as the world’s largest OEM supplier by revenue for the last five years (2008-2012) and represented 49.9% of the OEM market share (Source: Worldwide Enterprise Storage Systems 2012 Vendor Shares, IDC, Document #241821, August 2013).

Our capital equipment product portfolio for the HDD industry includes process, inspection and test equipment utilized in drive processing systems (DPS) and drive component technologies (DCT). Our DPS product range includes both fully automated and manual solutions for controlling the HDD operating environment during the final assembly and test of both 2.5 inch and 3.5 inch HDDs. Our DCT product range is composed of automated solutions to process and test HDD components during the manufacturing process. The product range includes substrate and media inspection systems, servo track writers, and head testing, automation, surface attitude measurement, and defect detection systems. We estimate that approximately 50% of the industry’s hard drives are processed on our equipment.

We have over 25 years of experience in research and development relating to HDDs, data storage systems and manufacturing process technology. This experience has enabled us to establish long-term strategic relationships with customers and related technology suppliers. We believe that we have developed a leadership position in the market with a consistent focus on innovation. We have delivered compelling market advantages to our customers through innovation in data storage system and capital equipment products that complement our customers’ core competencies and objectives such as an automated test process solution for the HDD industry and new storage system interface technologies for enterprise data storage systems. Our customers have been able to leverage the time to market and cost/performance benefits of these technologies before many of their competitors. Our leadership position continues to be enhanced with innovation in all of our data storage solutions. These innovations include scalable HPC data storage architectures, integrated power and memory protection modules, greater data center level efficiencies through denser product design, high availability application controllers and software that provides a common interface for an appliance and management software design that can be leveraged across current and new products.

Our patent portfolio continues to reflect our innovation with 327 filings worldwide as of November 30, 2013. In addition, we manage a number of research consortia, with industrial and academic partners, focusing on long term needs of storage system users and markets. Our involvement with these organizations helps to provide insight to the emerging needs of the storage market.

Our technology and design capabilities are complemented by our global manufacturing and configuration services to deliver a customer package unique to the industry. We support our customers through production facilities in; Guadalajara, Mexico; Seremban, Malaysia; and Havant, United Kingdom.

Our design capabilities are complemented by our strategic alliances and partnerships that provide industry technology leadership through organizations such as Open Scalable File Systems (OpenSFS), the European Open File System (EOFS), the Storage Bridge Bay (SBB) working group, the SCSI Trade Association (STA), the Storage Network Industry Association (SNIA) and the International Disk Drive Equipment and Materials Association (IDEMA). We operate close partnerships with key suppliers of both technology and manufacturing services. To expand our available markets and increase interoperability, we embrace international industry standards, including the American National Standards Institute (ANSI) and industry collaborative standards, driving specifications such as SBB working alongside other leaders of the storage industry including Dell, EMC, IBM, NetApp and Seagate Technology.

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

Industry Overview

Worldwide storage demand continues to increase, driving the HDD capacity growth from 393,800 petabytes in 2012 to an expected 1.69 million petabytes by 2017 (Source: Market Trends: Evolving HDD and SSD Storage Landscapes, John Monroe and Joseph Unsworth, Gartner, October 2013). Our customers continue to view data storage as strategic to their business. This is largely driven by the volume of data that is being captured, processed, stored and manipulated as digital information. This information is generated from many sources, including critical business applications (such as e-mail communications and databases) and vertical applications (such as medical imaging, multimedia, cloud computing and HPC), which have collectively fueled an increase in demand for data storage capacity.

The adoption of virtualized technologies, the replication of information to improve recoverability, availability, data retention mandates, as well as the significant growth in the creation and archiving of unstructured data (fixed content) in both traditional business and emerging cloud-based businesses changes the scope and the type of storage systems that need to be deployed to customers. This growing diversification of markets and customers, coupled with the volatility in the market, creates both challenges and opportunities for Xyratex. Additionally, regulatory requirements and company policies requiring data preservation are expanding the use of storage resources in the enterprise. According to recent Gartner data, shipments of enterprise storage in terms of petabytes are expected to increase at a compound annual growth rate (CAGR) of 78.1% from 2012 through 2017; reaching over 923,571 petabytes in 2017 (Source: Forecast: Hard Disk Drives, Worldwide, 2010-2017 4Q13 Update, John Monroe, Gartner, December 2013). The increased demand for electronic data storage is primarily being satisfied by hardware solutions incorporating HDDs, driving an increase in both HDD unit volumes and average storage capacities. NAND Flash based drives, called SSDs, continue to ship in Xyratex and competitive storage systems. While we believe that HDDs will continue to provide the best value for mass storage and will remain the dominant technology for large capacity storage applications for many years to come, SSDs provide a higher performance option for our storage systems. Given the capacity limitations on SSDs, the capacity impact is currently expected to be minimal to the overall forecast, with SSDs expected to contribute approximately 9,433 petabytes, or 7% of enterprise storage, in 2017 (Source: Worldwide Solid State Drive 2013-2017 Update, IDC, Document #240871, May 2013).

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

There are a number of macro drivers that affect the markets we serve and fuel the demand for enterprise data storage solutions and capital equipment, some of which are as follows:

•                  Cloud Computing:  We believe cloud computing brings new architecture demands that are influencing the data storage market. Emerging public cloud service providers have a diverse range of storage requirements which could provide large opportunities for existing OEM customers and potentially a new market opportunity for Xyratex and bulk storage providers. In order to address the needs of cloud computing, cloud service providers must build new data centers that focus on scalability, availability and efficiency. IDC predicts the investment that providers will make in IT cloud services will represent approximately 16% of IT spending in five key areas: applications, system infrastructure software, platform-as-a-service, servers and storage, which will grow the fastest. The spending for public cloud IT Services is expected to increase from $47.4 billion in 2013 to over $100 billion in 2017 (Source: Worldwide and Regional Public IT Cloud Services 2013-2017 Forecast, IDC Document #242464, August 2013). Our data storage solutions are suitable for cloud-based service providers that incrementally need to scale-up or scale-out or both (‘scale-up’ means to add storage resources without adding compute/ performance nodes in a system, ‘scale-out’ means adding compute/performance nodes and often storage resources in a system).

•                  Big Data:  The emergence of Big Data is increasing the focus on maximizing the value of data collected in the normal course of business. According to research firm Gartner, “Big data in general is defined as high volume, velocity and variety information assets that demand cost-effective, innovative forms of information processing for enhanced insight and decision making”. Research firm IDC reports that the Big Data Technology and Services market is expected to grow to $32.4 billion in 2017 (Source: Worldwide Big Data Technology and Services 2013 — 2017, IDC Document #244979, December 2013). Company estimates suggest that the market for data storage is approximately $864 million based on using the same ratio of data storage to Technology and Services that is used in HPC (18%). The Company sees a convergence between Big Data analytics and the analytics performed in an HPC environment. This is creating demand for flexible compute and storage infrastructure that can serve the needs of both types of applications. The Company expects to address this opportunity with new and enhanced ClusterStor products in 2014.

•                  High Performance Computing:  Storage for HPC is the fastest growing subcategory in the broader HPC market (server, storage, middleware, applications and services) and represents a significant growth opportunity for Xyratex. IDC predicts that storage revenue in the HPC market will grow at 8.2% CAGR through 2017 which will account for $6 billion in revenue and approximately 20% of all HPC expenditures (Source: The Broader HPC Market 2012 — 2017 Forecast, IDC, Document #242742, August 2013). To address this market, Xyratex introduced the ClusterStor 3000 in 2011, the ClusterStor 6000 in 2012 and the ClusterStor 1500 in 2013. The HPC market consists of large government research organizations, educational institutions, defense and intelligence applications. HPC and technical computing is experiencing high levels of adoption in commercial research and development applications such as drug discovery, product development, energy exploration, financial modeling and cloud data analytics.

•                  Tablet and Smart Phone Proliferation:  Mobile devices are driving a change in the IT infrastructure and are also providing new avenues for users to create and consume content. Mobile devices (such as tablets, smart phones and eBook readers) are expected to grow approximately 13% in 2014 and contribute as much as 60% of the overall IT industry’s growth (Source: IDC Predictions 2014: Battles for Dominance — and Survival on the 3rd Platform, IDC, Document #244606, December 2013). Given the limited storage capacity on these devices, we believe the content created and consumed by tablets and smart phones must be stored on either a separate personal device, on an enterprise storage system or in the cloud. We believe this trend is a net positive for Xyratex, as data created by these devices is driving storage demand.

•                  Social Media:  Social networking sites like Facebook, Twitter, Google Plus, YouTube and LinkedIn, provide an outlet for consumers to post user generated content, which is driving significant storage growth. The addition of new users and uploaded content has increased significantly over the last several years. Facebook claims over 1.3 billion users worldwide as of January 1, 2014, up 22% from prior year, who combined post over 300 million photos every day. LinkedIn claims over 200 million active users in 2013, and YouTube claims that users upload 100 hours of new video every minute. The storage needs of this market are served by the traditional storage market as well as the expanding cloud storage environment.

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

•                  Increasing HDD Shipped Capacity:  HDD unit volumes as well as the industry’s transition to higher capacity HDDs directly affect our sales of Drive Processing Systems. Personal computers, personal storage devices, consumer electronics as well as enterprise drives accounted for 579 million units shipped in 2012 (Source: Forecast: Hard Disk Drives, Worldwide, 2010-2017 4Q13 Update, John Monroe, Gartner, December 2013). The industry is expected to continue to grow as a result of digital content demand creating a need for low-cost, high capacity solutions which are provided by HDDs. While the number of HDD units sold remains relatively flat at 1.5% CAGR from 2012 to 623 million units in 2017, increases in average drive capacity fuel significant petabyte growth; 33.8% CAGR from 2012 through 2017 (source: Forecast: Hard-Disk Drives, Worldwide, 2010-2017, 4Q13 Update, John Monroe, Gartner, December 2013). Specifically, the transition to higher capacity HDDs increases demand for our DPS equipment because these drives require longer process test and characterization times which results in an increase in the number of servo-fill, serial input-output and interface test cells. We estimate the average HDD capacity to be 681GB in 2012 with forecast growth to 2.72TB in 2017 (source: Forecast: Hard-Disk Drives, Worldwide, 2010-2017, 4Q13 Update, John Monroe, Gartner, December 2013). (A terabyte (TB) is a unit of measure equal to one thousand gigabytes.)

•                  Increasing HDD Component Volumes:  HDD component unit volumes are driven by industry demand for HDD units as well as the number of components per drive. As reported by IDC (source: Worldwide Hard Disk Drive Quarterly Update 3Q13, Summary and Outlook, John Rydning, IDC, Document #244451, November 2013) with slower HDD technology transitions such as heat assisted magnetic recording (HAMR), areal density growth slows down; therefore it seems likely that HDD manufacturers will need to increase the components per drive in order to continue to provide higher capacity drives and keep pace with digital content growth. We believe that this phenomenon will drive further demand for our DCT equipment. (Areal density is the storage capacity per square inch on the recording surface of a disk.)

•                  Introduction of New HDD Technologies:  Enabling the industry to continue providing increasing disk capacities will require innovations such as shingled writing, HAMR, microwave assisted magnetic recording (MAMR), dual stage actuators (DSA) and bit patterned media (BPM). Technologies such as these will enable the continuing growth of areal density while continuing to increase production capacity to satisfy the capacity demand and will therefore require significant capital investments by the industry.

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

Company Products

Our product and technology portfolio includes products designed for the enterprise data storage industry and the HDD industry. Our deep understanding of disk drive technologies, together with the innovation needed to manage and integrate disk drives into test platforms and enterprise systems, is core to Xyratex’s technology and expertise, building on over 25 years of product development. We are seeing increasing advantages from the technology and skill synergies and requirements across our product and solutions portfolio.

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

OneStor™ Storage Enclosures are modular enclosures that currently house between 12 to 84 enterprise and/or solid state disk drives and support 6Gb/s and 12Gb/s serial attached SCSI (SAS) input/output (I/O) modules that can be updated as new technologies are made available to carry even higher bandwidth from solid state disk (SSD) or hard disk drive (HDD) storage to host connections. Our enclosures provide a common technology platform that reduces qualification time for our OEM customers and includes our management interface software, standardized across enclosures and provides easy integration as new platforms become available. These enclosures reside behind server, or appliance heads, to provide expansion storage. These systems offer our customers the flexibility of utilizing SSD and

HDD technologies in either the 3.5 inch or 2.5 inch form factors. Our ultra-dense eighty-four drive enclosure is leading the industry with over 16 large form factor drive slots per rack unit height. This enclosure, designed for optimal density, power, cooling, availability and serviceability, we believe positions Xyratex as a leader in this critical segment and provides our OEM customers with an unmatched density advantage over their competitors, critical in markets such as cloud storage and storage for HPC.

OneStor Integrated Application Platforms include the OneStor embedded storage platforms which incorporate embedded server modules into our OneStor storage enclosures using the same standard form factor as our I/O modules and OneStor Storage application platforms which can deliver more processing, memory, and I/O channels to the most demanding storage solutions. All of the integrated application platforms can be deployed as an integrated solution or may leverage our modular enclosures for storage expansion.

These solutions eliminate additional hardware cost, cabling and complexity of installation as well as minimizing footprint requirements. OneStor integrated application platforms deliver enterprise management and serviceability through our Unified Storage Management (USM) software that includes features such as Command Line Interface (CLI) over Local Area Network (LAN), Keyboard/Video/Mouse over IP (iKVM), and an expanded management interface software that is accessible through Intelligent Platform Management Interface (IPMI) or SCSI Enclosure Services (SES) communication standards. Different solutions support different workload/application types, performance requirements, reduction of hardware and serviceability costs. Integrated application platforms are ideal platforms for OEMs to offer their customers more powerful solutions as scale-out storage systems, converged infrastructures, or as part of an integrated computing platform. Various data and storage network connections can be integrated into the storage enclosures, making them excellent platforms to address the requirements of the healthcare, video, IP storage, data de-duplication and cloud storage markets.

ClusterStor HPC data storage solutions are rack-scale solutions that consolidate controllers, our storage enclosures and application platforms, operating system, data protection, Lustre® File System and our scalable management software into a highly optimized scale-out storage platform that can be deployed in hours rather than weeks. These solutions are designed to meet the emerging and future needs of technical computing systems, including the world’s largest supercomputers, such as greater performance scale, higher densities, low power consumption, ease of management, and increased availability and reliability. These solutions are designed from the ground up for high performance computing that focus in areas such as scientific research, simulation, climate modeling and oil and gas exploration. ClusterStor is a new architectural approach in HPC data storage eliminating the bottleneck that previous storage architectures create as organizations grow their environment. ClusterStor 3000 was released in 2011, ClusterStor 6000 was released in 2012 and the ClusterStor 9000 was announced in 2013 to address higher performance and capacity requirements. In June, 2013 the ClusterStor 1500 was released and provides the same key attributes of the rack-scale family, however targeted towards mid-range organizations that have different price/capacity/performance needs.

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

Our enterprise data storage products are internally managed by a range of firmware modules and features. These firmware modules can monitor the performance of the subsystem, create high-availability environments, communicate independently with remote service and support organizations, and integrate seamlessly with our customers’ controlling software and management technology through industry standard interfaces. Increasingly we can provide this firmware both integrated within the product or independently to tightly integrate with OEM customers’ own hardware and software.

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

Our manufacturing operations based in Mexico, Malaysia and United Kingdom are tightly integrated with key suppliers located primarily in lower cost regions, delivering both volume and product mix flexibility and efficiency. The modular manufacturing lines can be easily replicated in the most efficient worldwide location and provide high quality and highly reliable finished goods.

Flexibility in supply has enabled us to support our customers’ growth. For some customers we provide both standard products and highly customized products integrating hardware and software components developed by our customers. We can provide products as component elements or as complete packaged solutions directly shipping to freight consolidators.

Hard Disk Drive Capital Equipment Market

Our capital equipment product portfolio for the HDD industry includes process, inspection and test equipment utilized in Drive Processing Systems (DPS) and Drive Component Technologies (DCT).

Drive Processing Systems.  We design and manufacture a complete range of process test systems that incorporate mechanical and electronic hardware and firmware for controlling the HDD operating environment during the formatting of the disk drive. With over 3.5 million test slots installed worldwide, our DPS for 2.5 inch and 3.5 inch form factor drives enhance overall test quality and factory yields for HDD manufacturers.

•                  Our XMan and XCalibre product families provide dedicated manual and fully automated solutions for both 3.5 inch and 2.5 inch hard drives.

•                  Our Optimus 3500 and 2500 solutions represent our automated high performance product family for both 3.5 inch and 2.5 inch hard drives.

•                  We are expanding our DPS product portfolio to provide an optimized solution for high capacity 3.5 inch hard drives for use within cloud applications.

The test process isolates any magnetic defects within each disk drive during an extensive period of testing that can exceed 100 hours for current generation high capacity HDDs. Our products utilize thermal modulation control with optimized dynamic isolation to create the ideal testing environment for each individual drive. System design accommodates testing of multiple drive types within the same system; allowing maximum drive density and operational flexibility. Our systems can be configured to meet the specific requirements of individual customers and are capable of processing a full range of HDD protocols (high-speed FC, low-cost SATA, advanced technology attachment (ATA), SAS and universal serial bus (USB)) and a range of HDD form factors. These systems can be configured to perform the following processes: drive formatting and qualification, interface electronics verification, and complete servo pattern writing outside a clean room environment.

Drive Component Technologies.  We design and manufacture a complete range of automated solutions to test and process HDD components throughout the manufacturing process.

•                  We design and manufacture complete servo track writers and their key subassemblies and the required automation system, allowing them to be integrated into the customer’s factory. Our solutions are capable of writing digitally generated magnetic reference patterns on the surface of the disks at a very high speed and enable both media writing process in a clean room environment and self-servo writing process within the HDD.

•                  In addition, our head testing systems provide a range of capabilities related to the read and write head/slider devices throughout the manufacturing process including automated handling transfer and alignment (Polaris platform), surface attitude measurement (Orion platform) and defect detection and inspection (Apollo platform). Our Apollo family now includes a new generation of vision inspection tools.

•                  Our line of substrate and media inspection systems, including our Titan product, represents a unique modular design that combines high sensitivity, integrated, sophisticated defect classification algorithms and defect detection optics with proven high speed automation. These systems can be configured to meet a wide range of process applications by optimizing automation and optical tester selections to meet throughput and sensitivity requirements for critical defect detection to 50 nanometers, making them ideal for high volume production environments.

Sales, Marketing, Support and Distribution

We focus our business development efforts on serving global data storage leaders together with selected emerging customers, particularly those with innovative disruptive technologies. We have a proven history of supporting emerging storage companies and leveraging our product platforms, development expertise, global manufacturing and fulfillment capability.

We market and sell our products primarily to leading OEMs and disk drive manufacturers and also to a small number of other companies. Our ClusterStor solutions are sold through OEM partners and resellers. We provide these solutions to our OEMs in either custom packaging and naming (e.g. Cray Sonexion®) or as a ClusterStor branded solution. We believe that we have a strong sales and marketing model that allows us to develop strategic relationships based on our technical expertise. As part of our sales and marketing activities, we attend industry trade shows and participate in industry associations and customer-sponsored events.

As of November 30, 2013, we had 239 employees involved in sales, marketing and customer support activities.

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

	Year Ended November 30,
	2013	2012	2011
North America	62.5%	58.3%	68.7%
Asia	29.2%	29.5%	15.9%
Europe	8.3%	12.2%	15.4%

Customers

Our business is based on long-term strategic relationships with our customers. To date, we have been successful in cultivating these relationships and have historically experienced a stable customer base. Our major customers are the OEMs that supply storage systems and networking products to the end user, and large corporations that supply HDDs to those OEMs and direct to end users.

Our customers include some of the largest companies in the storage industry and include Dell, Hitachi, HP, IBM, Microsoft, NetApp, Oracle, Seagate Technology, Toshiba and Western Digital, as well as numerous emerging companies. In our 2013 fiscal year, sales to our top six customers accounted for 86% of our revenues. During our 2012 fiscal year, our top six customers accounted for 88% of our revenues. The loss of any of our top customers could significantly harm our financial condition.

We have established relationships with leading HPC providers including Cray, Dell and HP. ClusterStor products are being supplied to the oil and gas, academic, government industries and are making progress in financial, life sciences and media and entertainment markets. Cray sells a variation of the ClusterStor solution under its Sonexion brand name. Cray’s Sonexion customers include the Pawsey Centre and Deutscher Wetterdienst (DWD) (Germany’s National Meteorological Service).

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

Our enterprise data storage products compete with products developed by companies active in providing storage subsystems and components to OEMs, including MiTAC, Quanta and Sanmina (doing business as Newisys) together with larger suppliers such as EMC and Hitachi. We also face competition from internal development efforts of existing and potential customers. Such efforts can also be in collaboration with a combination of electronic manufacturing services (EMS), contract electronic manufacturing (CEM) and emerging technology companies. In addition, we face potential competition from new entrants including our current technology suppliers.

Our HPC data storage solutions compete with products developed by other HPC data storage providers, including Data Direct Networks and Panasas, together with larger suppliers such as EMC, NetApp and IBM.

We believe that our capital equipment products compete with products developed by companies providing certain types of capital equipment to the HDD industry. Examples of these companies are Hitachi High-Technologies Corp. and Teradyne, Inc. We also believe that we face competition from internal development efforts of existing and potential customers, in collaboration with their manufacturing and engineering partners.

Manufacturing and Operations

Our operational strategy is to provide production facilities in close proximity to our customer base. Our production facilities are based in Guadalajara, Mexico; Seremban, Malaysia; and Havant, United Kingdom. These facilities share a common SAP Enterprise Resource Planning (ERP) system and integrated processes which are accessible from any location. This enables responsive customer support and provides us with the flexibility to move manufacturing operations from one region to another in order to meet the logistics requirements of our customers. Our production facilities also use common quality control processes which we believe help to ensure that all of our products, irrespective of their place of manufacture, meet the quality expectations of our customers.

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

ISO 9001 Quality Management System Registrations

Xyratex takes its commitment to quality seriously. Our Havant location has been registered to the ISO 9001 Quality Systems Standard since we were founded in December 1994. Our Guadalajara and Seremban locations gained registration in 2012 and 1999 respectively. In 2011 we transitioned to a single global ISO 9001 registration which continues.

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

We are registered to ISO 14001 at our Havant and Seremban locations; Havant having been first registered in 2005 with Seremban gaining registration in 2007. We are working towards registration in Guadalajara.

OHSAS 18001 Occupational Health and Safety

We are committed to ensuring the health, safety and welfare of our employees and other persons who may be affected by our activities. Steps are taken to ensure that our statutory duties are met at all times and our processes and systems of work are designed to ensure the health and safety of our staff and customers. Our Havant and Seremban locations gained OHSAS 18001 registration in 2009 and 2011 respectively. We are working towards registration in Guadalajara.

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

We have an agreement with Flextronics International Ltd., one of the largest third-party providers of customized integrated electronic manufacturing and design services, to manufacture electronic printed circuit board assemblies (PCBAs) and certain higher level assemblies for use in our products. We purchase all of the PCBAs used in our products from third party vendors, but maintain PCBA architecture, design and development expertise in-house. We augment this in-house capability with the use of design and development capabilities of third party vendors for specific PCBAs within our products. We work closely with Flextronics and others to effectively manage our electronic PCBA inventory, control component costs and incorporate design upgrades. Our agreement with Flextronics is a trading agreement which sets forth the basic terms of the supply arrangement but does not contractually commit us to order electronic PCBAs from Flextronics. We order electronic PCBAs from Flextronics through purchase orders, as and when required. Our trading agreement with Flextronics:

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

•                  stipulates ownership, use, quality, service and maintenance procedures relating to tooling owned by Xyratex that is used by Flextronics and held at Flextronics’ site;

•                  specifies the carriage and insurance costs to be paid in connection with the delivery of electronic PCBAs and constituent parts; and

•                  sets forth procedures for the provision of notice of the obsolescence of electronic PCBAs or constituent parts.

Research and Development

We have over 25 years of research and development experience in disk drive development, storage systems and manufacturing process technology. We believe that we have been first-to-market with several of our enterprise data storage subsystem and HDD capital equipment products. By delivering innovative technical capability we complement our customers’ core competencies and objectives and, for our HDD capital equipment products, we focus on improving the effectiveness and efficiency of our customers’ production processes.

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

We have made significant investments in research and development throughout our history with aggregate expenditures of $317 million during the last three fiscal years. We have consistently maintained over 25% of our employees in research and development during this period. These employees have an average of over 10 years of experience in research and development.

We typically undertake between 8 to 10 significant research and development efforts each year, in addition to a number of smaller research and development projects. In the year ended November 30, 2013, we engaged in 64 research and development projects. 16 of these projects are focused on developing new technologies or applications, and the remainder are focused on improving existing technologies or applications. We review the status of all of our active research and development projects semi-annually and make adjustments to the investment levels of these projects as needed.

We have continued to invest significantly in research and development projects in 2013. For example, in connection with the enterprise data storage market, we continued to invest in the Lustre file system software, used in our HPC data storage solutions, as well as optimizing a high density 3.5 inch HDD enclosure used by both the HPC and OEM storage products. These products have the potential to be used in cloud applications as well as further OEM storage applications. In connection with the HDD capital equipment market we are developing a new product to more effectively test 3.5 inch HDDs and new products which address the requirements of head and media substrate manufacturing.

Intellectual Property

Our success is dependent upon our ability to develop and maintain the proprietary aspects of our technology and to operate without infringing the proprietary rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws, and generally have intellectual property agreements governing our relationships with our customers, suppliers, employees and consultants. As of November 30, 2013, we had 160 U.S. patents granted, 60 U.S. patents pending, 62 non-U.S. patents granted and 45 non-U.S. patents pending.

In order to enhance our intellectual property, we also seek to acquire or obtain cross-licenses with industry partners. In April 2011, we expanded our cross-license agreement with IBM. This enables us to leverage valuable IBM intellectual property into our product roadmaps.

We use open source software technologies within our ClusterStor products. We manage open source software technologies in an effort to ensure we are protecting proprietary intellectual property while maintaining relationships with the wider community to leverage the community’s collective momentum to the benefit of our product roadmaps.

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

We sell our data storage enclosures and application platforms primarily to OEMs that incorporate them into their own branded products. We have registered the “Xyratex” and “ClusterStor” trademarks and other trademarks specific to certain of our products.

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

Item 4.C:  Organizational Structure

Xyratex Ltd is the parent company of the Xyratex Group. Xyratex Ltd directly wholly-owns all the significant subsidiaries in the group with the exception of Xyratex International Inc. and Xyratex Mexico S.A. de C.V., which it wholly owns indirectly. As of March 31, 2014, we are wholly-owned by Seagate Technology International, an indirect subsidiary of Seagate Technology plc.

The following table lists our significant subsidiaries:

Company	Country of Incorporation
Xyratex Technology Limited	United Kingdom
Xyratex Holdings Inc.	United States
Xyratex International Inc.	United States
Xyratex (Malaysia) Sdn Bhd	Malaysia
Xyratex Mexico S.A. de C.V.	Mexico

Item 4.D:  Properties

Our corporate offices and the center for our European research and development and production operations are located at leased facilities in Havant, United Kingdom. Our North America research and development operations occupy leased facilities in Fremont and Valencia in California, Heathrow in Florida and Kitchener in Canada. We maintain leased production operations in Guadalajara, Mexico. In Asia, we own production and research and development operations in Seremban, Malaysia and lease a research and development facility in Singapore. We also lease office space in Penang, Malaysia, Singapore, China, Thailand, The Philippines and Tokyo, Japan for sales and customer support. The following table lists significant space occupied by us as at January 1, 2014:

Country	Location	Office space	Manufacturing space	Total space
		(square feet)	(square feet)	(square feet)
United Kingdom	Havant	85,000	33,000	118,000
North America	Sacramento, California	21,100	—	21,100
	Fremont, California	55,800	29,900	85,700
	Heathrow, Florida	21,000	—	21,000
	Valencia, California	14,300	—	14,300
	Guadalajara, Mexico	6,800	88,000	94.800
	Other North America	3,200	—	3,200
Asia	Seremban, Malaysia	70,300	176,600	246,900
	Singapore	18,300	—	18,300
	Other Asia	13,000	—	13,000
Total		308,800	327,500	636,300

ITEM 4A:  UNRESOLVED STAFF COMMENTS

None.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS)

You should read the following commentary together with the selected historical consolidated financial data set forth in “Part I, Item 3.A: Selected Financial Data” and our consolidated financial statements and the related notes contained elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those set forth in “Part I, Item 3.D: Risk Factors” and elsewhere in this Annual Report.

Overview

We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Enterprise Data Storage Solutions and Hard Disk Drive (HDD) Capital Equipment.

Our Enterprise Data Storage Solutions products are primarily HDD based storage enclosures and solutions, which we provide to OEMs and our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs. We form long-term strategic relationships with our customers and we support them through our operations in North America, Asia and Europe. In our 2013 fiscal year, sales to our top six customers, IBM, NetApp, Dell, HP, Seagate Technology and Western Digital, accounted for 86% of our revenues with sales to IBM, NetApp, Dell, HP and Seagate Technology accounting for 25%, 20%, 12%, 11% and 11% of our revenues respectively. These were also our top six customers in our 2012 fiscal year and accounted for 88% of our revenues with sales to NetApp, Dell and IBM accounting for 38%, 19% and 15% of our revenues respectively. We had 27 customers which individually contributed more than $0.5 million to revenues in our 2013 fiscal year and 29 in our 2012 fiscal year.

As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Highlights of 2013

•                  Our overall revenues reduced by 30% in 2013 due primarily to significantly reduced sales of Enterprise Data Storage Solutions products.

•                  Revenues from sales of our Enterprise Data Storage Solutions products decreased by $319 million or 33% in the year primarily due to changes in sourcing by a number of a major customers. This included a $280 million reduction in sales to NetApp as a result of our agreement with NetApp which allowed them to source an increasing proportion of our products from a contract manufacturer.

•                  Revenues from sales of our HDD Capital Equipment products decreased by $26 million or 14%. Our 2012 fiscal year revenues included an estimate of $50 million revenue arising from the replacement of equipment damaged in the 2011 Thailand floods.

•                  Gross margins increased from 16.9% to 21.0% due to increased margins in both our operating segments. Enterprise Data Storage Solutions margins were higher primarily as a result of a more favorable customer and product mix. HDD Capital Equipment gross margins increased primarily due to changes in product mix.

•                  Our operating expenses decreased by 3% reflecting the cost reduction program carried out in 2012, partially offset by increases in expenditure related to new products such as those addressing HPC storage.

•                  We recorded a net loss of $21 million for the 2013 fiscal year compared to net income of $18 million for our 2012 fiscal year. This included the effect of a $19.2 million tax provision resulting from recording a valuation allowance against UK deferred tax assets. The remainder of the variance was primarily attributable to the significant decrease in Enterprise Data Storage Solutions revenues, partially offset by improved gross margins and lower expenses related to HDD Capital Equipment products.

•                  Our cash balance decreased by approximately $14 million during our 2013 fiscal year to $103 million. This was primarily a result of dividends of approximately $62 million including a special dividend of $54 million. Operating cash inflow was approximately $67 million, resulting primarily from a reduction in working capital related to the lower revenues. We believe that, after providing this return of positive operating cash flows to shareholders, we will still be able to meet our cash requirements at least through the next 12 months.

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

We experienced a decline in revenue from our Enterprise Data Storage Solutions products in both our 2012 and 2013 fiscal years, primarily due to specific customer factors. Commencing in 2009 we enabled our largest customer, NetApp, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 25% for our 2011 fiscal year, increasing to 50% in our 2012 fiscal year and 75% in our 2013 fiscal year with shipments to this customer substantially complete by the end of 2013. We were also impacted by other changes in our customer base in 2012 and 2013 with reductions in revenue due to certain customer programs moving to an in-house solution. In 2013, these reductions have been offset in part by revenue from the introduction of a number of new products and programs including a growth in revenue from our new HPC data storage solution. In the second half of our 2012 fiscal year our revenues were also impacted by a decline in the underlying market, but we believe this market has stabilized in 2013. Our 2014 Enterprise Data Storage Solutions revenues will depend on the offsetting effects of the completion of the NetApp contract and the commencement of new programs and products. Over the longer term, our revenues from our major customers will significantly depend on our ability to continue to develop and manufacture products that compete well with products provided by contract manufacturers and these customers’ own development efforts.

Demand for our HDD Capital Equipment products in the last three fiscal years has been negatively impacted by changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi, respectively. We estimate that revenue in our 2012 fiscal year included approximately $50 million arising from the replacement of equipment damaged in the October 2011 Thailand floods. The demand for these products declined significantly after July 2012, reflecting continued uncertainty in the underlying demand for HDDs, partly due to weak demand in the global economy. In 2013 we have seen improved demand for products supporting 3.5 inch disk drives and HDD technology changes.

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

Based on demand expectations for HDD Capital Equipment products in 2013 and beyond, as well as an anticipated further reduction in demand for Enterprise Data Storage Solutions products, we took action during our 2012 fiscal year to reduce expenses supporting these products in our 2013 fiscal year. These actions resulted in restructuring costs of $4.1 million during the second half of our 2012 fiscal year. Approximately $2 million of this amount related to manufacturing overheads, a reduction in which will lessen the impact of lower sales on gross margin. The remaining element of the program resulted in a reduction of approximately $17 million in annual operating expenses. We have undertaken further cost reduction actions in our 2013 fiscal year including the transfer of our North America manufacturing base from California, United States to Mexico and reducing operating expenses relating to Enterprise Data Storage Solutions. We recorded restructuring costs of $3.7 million in our 2013 fiscal year, in connection with these actions. Of this amount $2.1 million will enable a reduction of approximately $15 million in manufacturing overheads which will enable us to maintain gross margins. The total impact of the 2012 and 2013 exercises on operating expenses in our 2013 fiscal year has been broadly offset by increased expenses supporting HPC and other related markets including development of software applications and sales and field support.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $61 million in our 2013 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian Ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts. By using these derivative instruments, increases or decreases in our U.K. pound and Malaysian ringgit operating expenses resulting from changes in the U.S. dollar to U.K. pound and Malaysian ringgit exchange rates are partially offset by realized gains and losses on the derivative instruments.

Historically there have been periods of significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2011 to 2012 and therefore 2013 expenses have not been significantly impacted by changes in exchange rates.

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

Due to the level of competition in the markets in which we operate and the rapid changes in technology, our future revenues are heavily dependent on the improvements we make to our products and the introduction of new products. As in previous fiscal years our expenditure is spread over a significant number of projects. We do not believe that any one of these projects will significantly impact the future success of the overall business. During our 2013 fiscal year, our research and development expenses related to over 64 separate projects covering developing new products, improving existing products, meeting customer specific requirements and entering new markets, such as development of a product to address the HPC market. We commenced shipments of our first HPC product in our 2012 fiscal year and are undertaking a number of projects related to improvements to the software and hardware components of the product to support our aim to increase our market share. As of November 30, 2013, 27% of our employees were engaged in our research and development activities.

Selling, General and Administrative

Selling, general, and administrative expenses include expenses related to salaries, bonuses and other labor costs for senior management and sales, marketing, and administrative employees, IT costs, other marketing and sales expenses and exchange gains and losses.

Share Repurchase Plan, Dividends and Bank Facilities

We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of November 30, 2012, we had 27.0 million shares outstanding, having repurchased 3.6 million shares in our 2011 fiscal year at an aggregate cost of $32.3 million and 1.2 million shares in our 2012 fiscal year at an aggregate cost of $13.6 million. These amounts have been deducted from Additional Paid in Capital. We did not repurchase any shares in our 2013 fiscal year.

We began a quarterly dividend payment plan with our first dividend in the third quarter of our 2011 fiscal year. The cash dividends declared in fiscal 2011 amounted to an aggregate of $0.11 per share and totaled $3.0 million, of which we paid out approximately $1.5 million in our 2011 fiscal year and the remaining $1.5 million in December 2011. The cash dividends declared in fiscal 2012 amounted to an aggregate of $0.29 per share and totaled $8.0 million. The quarterly cash dividends declared in fiscal 2013 amounted to an aggregate of $0.30 per share and totaled $8.0 million. In addition, in December 2012, we declared and paid a one-time, special cash dividend of $54.0 million or $2.00 per share.

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

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2012, we retained a deferred tax asset of $15.3 million related to loss carryforwards and other timing differences in the United Kingdom. The overall actual and forecast results of the business when combined with our legal and tax structure, resulted in the judgment of management that at November 30, 2013 the utilization of this asset was no longer probable and consequently included in provision for income taxes in our 2013 fiscal year is a $19.2 million valuation allowance against the book value of the asset at that date. As set out in accounting guidance, the recording of cumulative net operating losses over the three year period ended November 30, 2013 in the United Kingdom was a decisive factor in making this judgment.

Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status is subject to meeting certain requirements. The beneficial tax status relating to Enterprise Data Storage Solutions products was granted in February 2009 and ends in 2017. The beneficial tax status relating to HDD Capital Equipment products was granted in 2006 and ended in May 2012. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups and would expect the result of this application to be determined during our 2014 fiscal year. We have recorded a deferred tax asset of $2.1 million related to our Malaysia operations on the basis that the beneficial tax status is not renewed. Of this amount $1.5 million was recorded in our 2012 fiscal year and related to our 2011 fiscal year. We determined that this amount should have been recognized in our 2011 financial statements. We also determined that this amount was not material relative to our 2011 fiscal year or our 2012 fiscal year and therefore we corrected this error as an adjustment in our 2012 fiscal year. If the incentive is renewed the recording of this asset will be reversed and a tax expense of this amount recorded.

As of November 30, 2013, we retained a deferred tax asset of $5.2 million related to loss carryforwards and other timing differences in the United States

In the United Kingdom, included in our loss carryforwards is the benefit of significant research and development tax credits. In July 2013, the U.K. government introduced new rules which have resulted in existing research and development tax credits being replaced by a refundable “research and development expenditure credit” incentive calculated on a similar qualifying criteria basis. This new incentive is treated as a government grant and is deducted from research and development expenses. The effective date of these new rules was April 1, 2013 and we have recorded a deduction from expense of $4.0 million for the eight months ended November 30, 2013. This change in rule will have the effect of increasing U.K. taxable income or reducing U.K. tax losses in periods after April 1, 2013.

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

At November 30, 2013 we concluded that it is more likely than not that both the HDD Capital Equipment and Enterprise Data Storage Solutions reporting unit fair values are not less than their carrying values and therefore that we did not need to record an impairment of goodwill. For the HDD Capital Equipment reporting unit we reached this conclusion based on the first step of the two step impairment test set out in accounting guidance. The first step involves comparing the carrying value of reporting units, including goodwill, with the estimated fair market value of the reporting units. This test is carried out at the reporting unit level which we determined to be consistent with our business segments. We determine the fair value of the reporting unit through the discounted cash flow approach. The discounted cash flows are based on assumptions consistent with the strategic plan used to manage the underlying business. We made adjustments to the cash flows and discount rate to reflect the fair value of the reporting units implied by our market capitalization after allowing for share price volatility and a control premium. The valuation, incorporating these adjustments, was based on a seven year cash flow model with a long term growth rate of 1%, a discount rate of 16% and a terminal value based primarily on the discount and growth rates.

Results of Operations

The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Year Ended November 30,
	2013	2012	2011
Revenues	100.0%	100.0%	100.0%
Cost of revenues	79.0	83.1	84.7
Gross profit	21.0	16.9	15.3
Operating expenses:
Research and development	12.0	8.9	8.0
Selling, general and administrative	8.5	5.9	4.6
Amortization of intangible assets	0.3	0.3	0.3
Impairment of intangible asset	—	—	0.2
Restructuring costs	0.5	0.4	0.2
Operating income (loss)	(0.3)	1.4	2.1
Net income (loss)	(2.6)%	1.5%	2.0%

Year Ended November 30, 2013 Compared to the Year Ended November 30, 2012

The following is a tabular presentation of our results of operations for the year ended November, 2013 compared to the year ended November 30, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Year Ended November 30		Increase/(Decrease)
	2013	2012	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$655,184	$974,043	$(318,859)	(32.7)
HDD Capital Equipment	159,134	184,855	(25,721)	(13.9)
Total revenues	814,318	1,158,898	(344,580)	(29.7)
Cost of revenues	643,237	963,062	(319,825)	(33.2)
Gross profit:
Enterprise Data Storage Solutions	122,212	155,326	(33,114))	(21.3)
HDD Capital Equipment	49,093	41,475	7,618	18.4
Non cash equity compensation	(224)	(965)	741	—
Total gross profit	171,081	195,836	(24,755)	(12.6)
Operating expenses:
Research and development	98,101	103,667	(5,566)	(5.4)
Selling, general and administrative	69,466	68,432	1,034	1.5
Restructuring	3,672	4,120	(448)	—
Amortization of intangible assets	2,057	3,154	(1,097)	—
Operating income (loss)	(2,215)	16,463	(18,678)	—
Interest income, net	257	799	(542)	—
Provision (benefit) for income taxes	19,253	(398)	19,651	—
Net income (loss)	$(21,211)	$17,660	$(38,871)	—

Revenues

The 29.7% decrease in our revenues in the year ended November 30, 2013 compared to the year ended November 30, 2012 was primarily attributable to decreased sales of our Enterprise Data Storage Solutions products.

Revenues from sales of our Enterprise Data Storage Solutions products decreased by approximately $319 million, or 33% in the year ended November 30, 2013 compared to the year ended November 30, 2012. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing, as described in the overview, including a $280 million decrease in revenues from our previous largest customer, NetApp, and a reduction of revenue of $121 million from Dell. We believe that demand from these and other customers was also reduced due to weakness in the enterprise storage market. This was partially offset by increased sales related to the introduction of new products and programs including an increase of $33 million in sales of our new HPC products.

Revenues from sales of our HDD Capital Equipment products decreased by approximately $26 million or 14% in the year ended November 30, 2013 compared to the year ended November 30, 2012. This comprised a $40 million decline in sales of drive processing systems, partially offset by a $14 million increase in sales of drive component products. Our 2012 fiscal year revenues included an estimated $50 million revenue arising from the replacement of equipment damaged in the 2011 Thailand floods.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and gross profit in the year ended November 30, 2013 compared to the year ended November 30, 2012 was primarily due to lower Enterprise Data Storage Solutions revenues. As a percentage of revenues, our gross profit was 21.0% for the year ended November 30, 2013 compared to 16.9% for the year ended November 30, 2012. This higher percentage gross profit was attributable to increased gross margins in both the Enterprise Data Storage Solutions and the HDD Capital Equipment segments.

The gross margin for our Enterprise Data Storage Solutions products increased to 18.7% in the year ended November 30, 2013 from 15.9% in the year ended November 30, 2012. Gross margin increased primarily due to a more favorable customer and product mix, with NetApp comprising a smaller percentage of our total revenues than in the prior year, partially offset by a decrease in gross margin of 1.1% due to the effect of fixed costs relative to lower sales volumes.

The gross margin for HDD Capital Equipment products increased to 30.9% in the year ended November 30, 2013, from 22.4% in the year ended November 30, 2012. This increase results from a number of changes in product mix including shipping a higher proportion of upgrades relative to complete systems and shipping a new product at a lower margin in 2012.

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes non-cash equity compensation expense of $0.2 million for the year ended November 30, 2013 and $1.0 million for the year ended November 30, 2012. See Note 15 to our consolidated financial statements included elsewhere in this Annual Report for a description of our segments and how we measure segment performance.

Research and Development

The $5.6 million, or 5.4%, decrease in research and development expense in the year ended November 30, 2013 compared to the year ended November 30, 2012 included the effect of a $4.0 million U.K. research and development incentive, as well as a $1.6 million decrease in equity compensation expense, related to employee resignations. A reduction in expenses related to HDD Capital Equipment in connection with the cost reduction exercises described in the overview was substantially offset by increased expense related to Enterprise Data Storage Solutions products, including those supporting the HPC and related markets.

Selling, General and Administrative

Selling, general and administrative expense did not change significantly in the year ended November 30, 2013 compared to the year ended November 30, 2012. The slight increase of $1.0 million, or 1.5%, primarily related to increased sales and marketing expense associated with HPC products, which was partially offset by a $1.1 million decrease in equity compensation expense related the reversal of previously recorded expense due to the effect of employee resignations.

Restructuring Costs

As described in the overview, as a result of actual and forecasted reductions in demand for our HDD Capital Equipment and Enterprise Data Storage Solutions products, we carried out cost reduction programs in both of our 2012 and 2013 fiscal years. The 2013 program resulted in a cost of $3.7 million related to staff reductions. The 2012 program resulted in total restructuring costs of $4.1 million comprising $3.5 million for the cost of staff reductions and $0.6 million of property costs.

Provision for Income Taxes

The provision for income taxes in the year ended November 30, 2013 of $19.3 million primarily relates to a $19.2 million provision resulting from an impairment of U.K. deferred tax assets as described in the overview. This includes an amount at the end of our 2012 fiscal year of $15.3 million and a U.K. loss recorded in our 2013 fiscal year. In addition this amount reflects the offsetting effects of a reduction in deferred tax resulting from a decrease in the U.K. corporation tax rate from 23% to 20% and an increase in deferred tax due to releasing provisions for uncertain tax positions following the conclusion of enquiries by the U.K. tax authorities into certain aspects of the Company’s 2010 U.K. tax return.

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

Net Income

The most significant contributors towards the recording of a net loss of $21.2 million for the year ended November 30, 2013 compared to a net income of $17.7 million for the year ended November 30, 2012, were the recording of a $19.2 million valuation allowance against U.K. deferred tax assets and the decrease in revenues in the Enterprise Data Storage Solutions segment. These were partially offset by the gross margin benefit of a change in product mix in the HDD Capital Equipment segment.

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

Revenues from sales of our Enterprise Data Storage Solutions products decreased by approximately $350 million, or 27%. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing, including a $158 million decrease in revenues from our largest customer, NetApp, as described in the overview, and reductions of revenue of $102 million and $76 million from Dell and EMC, respectively. We believe that demand from these and other customers was also reduced due to weakness in the enterprise storage market.

Revenues from sales of our HDD Capital Equipment products increased by approximately $61 million, or 49% primarily due to an increase in revenues for disk process products of $73.5 million. As described in the overview, the increase included an estimate of $50 million revenue arising from the replacement of equipment damaged in the Thailand floods.

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

We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred; (d) and (e) the recording of a valuation allowance against the UK deferred tax asset and the impact of the reduction in UK tax rates are non-cash and not comparable across periods or with other companies; and (f) the recognition of the Malaysia deferred tax asset relates to the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed.

Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Year Ended November 30,
	2013	2012	2011
	(U.S. dollars in thousands, except share and per share data)
Summary Reconciliation of GAAP Net Income (Loss) To Non-GAAP Net Income
GAAP net income (loss)	$(21,211)	$17,660	$28,297
Amortization of intangible assets	2,057	3,154	4,176
Equity compensation	3,158	6,602	7,127
Reduction in acquisition deferred consideration	—	—	(676)
Impairment of intangible assets	—	—	2,230
Tax effect of above non-GAAP adjustments	(1,095)	(2,450)	(3,214)
Valuation allowance against UK deferred tax asset	19,225	—	—
Effect of changes in tax rates	2,104	1,105	1,044
Malaysia deferred tax asset recognized	—	(1,489)	—
Non-GAAP net income	$4,238	$24,582	$38,984
Earnings(loss) per share (GAAP)
Basic	$(0.77)	$0.64	$0.96
Diluted	$(0.77)	$0.63	$0.92
Earnings per share (Non-GAAP)
Basic	$0.15	$0.89	$1.32
Diluted	$0.15	$0.87	$1.27
Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,560	27,513	29,605
Diluted	27,560	28,199	30,631

On a non-GAAP basis, net income for the 2013 fiscal year decreased from $24.6 million for the 2012 fiscal year to $4.2 million and diluted earnings per share decreased from $0.87 per share to $0.15 per share. These decreases were a result of the same factors described above in the section “—Results of Operations—Fiscal Year Ended November 30, 2013 Compared to the Fiscal Year Ended November 30, 2012—Net Income.”

On a non-GAAP basis, net income for the 2012 fiscal year decreased from $39.0 million for the 2011 fiscal year to $24.6 million and diluted earnings per share decreased from $1.27 per share to $0.87 per share. These decreases were a result of the same factors described above in the section “—Results of Operations—Fiscal Year Ended November 30, 2012 Compared to the Fiscal Year Ended November 30, 2011—Net Income.”

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

PricewaterhouseCoopers LLP has not audited nor performed any review procedures on the quarterly financial information as presented below.

	Three Months Ended
	November 30, 2013	August 31, 2013	May 31, 2013	February 28, 2013	November 30, 2012	August 31, 2012	May 31, 2012	February 29, 2012
	(unaudited) (U.S. dollars in thousands)
Revenues	185,254	$217,282	216,185	195,597	$265,446	$275,670	$322,116	$295,666
Cost of revenues	144,139	171,783	168,652	158,663	226,941	224,653	268,841	242,627
Gross profit	41,115	45,499	47,533	36,934	38,505	51,017	53,275	53,039
Operating expenses:
Research and development	24,296	23,610	25,786	24,409	26,436	25,308	27,255	24,668
Selling, general and administrative	18,333	16,418	16,917	17,798	17,507	17,192	16,955	16,778
Amortization of intangible assets	452	557	556	492	617	617	950	970
Restructuring costs	857	1,073	1,742	—	4,120	—	—	—
Total operating expenses	43,938	41,658	45,001	42,699	48,680	43,117	45,160	42,416
Operating income (loss)	(2,823)	3,841	2,532	(5,765)	(10,175)	7,900	8,115	10,623
Interest income, net	50	80	47	80	176	283	154	186
Income (loss) before income taxes	(2,773)	3,921	2,579	(5,685)	(9,999)	8,183	8,269	10,809
Provision (benefit) for income taxes	18,598	1,571	(366)	(550)	(2,056)	437	1,273	(52)
Net income (loss)	(21,371)	2,350	2,945	(5,135)	$(7,943)	$7,746	$6,996	$10,861

Our operating results have varied significantly on a quarterly basis during our history. We expect to continue to experience significant fluctuations in our future operating results due to a variety of factors, many of which we do not control. Factors that may affect our operating results include: our inability to retain major customers and meet the required technical and performance specifications of our products in a timely manner or at all; the cyclical nature of the markets in which we operate; changes in our customers’ volume requirements; our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate; deterioration in global economic conditions; diminished growth in the volume of digital information; patent infringement claims and our inability to protect our intellectual property; and the impact of natural disasters. For a more detailed discussion of the factors that may affect our quarterly results of operations, see “Part I, Item 3.D: Risk Factors.”

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations.

Cash Flows

Net cash provided by operating activities was $66.5 million in our 2013 fiscal year compared to $25.7 million in our 2012 fiscal year and $106.9 million in our 2011 fiscal year.

Cash provided by operating activities of $66.5 million for the 2013 fiscal year resulted primarily from a decrease in working capital of $50.4 million. In addition, the net loss after excluding non-cash charges contributed $16.1 million to cash provided by operating activities. The decrease in working capital primarily related to a decrease in inventory of $39.4 million and a decrease in accounts receivable of $42.1 million. These were partially offset by a decrease in accounts payable of $15.1 million and a decrease in deferred revenue of $13.6 million. The decreases in accounts receivable, accounts payable and inventory resulted from a reduction in sales. The decrease in deferred revenue related to revenue being recognized for an HPC installation and Capital Equipment products which had been deferred from our 2012 fiscal year.

Days sales outstanding were 41 at November 30, 2013 compared to 45 at November 30, 2012. This reflects a 10 day decrease in days due to a specific customer paying earlier at the end of a program, substantially offset by an increase in days due to changes in customer mix. Inventory turns were 4.4 at November 30, 2013 compared to 5.3 at November 30, 2012 due primarily to the supporting of a change of manufacturing location and the impact of certain customer products being at an end of life stage.

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

Net cash used in investing activities was $18.5 million for our 2013 fiscal year, $18.7 million for our 2012 fiscal year and $32.4 million for our 2011 fiscal year.

Net cash used in investing activities for the 2013 fiscal year of $18.5 million comprised $1.3 million related to an intangible asset purchase and $17.2 million related to capital expenditure including $6.0 million related to our new manufacturing facility in Mexico. Net cash used in investing activities for the 2012 fiscal year amounted to $18.7 million. This amount included $3.5 million related to a deferred payment for the purchase of patents. The remaining balance of $15.2 million related to capital expenditure including $2.8 million related to our new manufacturing facility in Mexico. Net cash used in investing activities for the 2011 fiscal year amounted to $32.4 million. This amount included $6.1 million related to an acquisition in the period, $3.5 million related to the purchase of patents, a $1.3 million deferred payment related to a previous acquisition and $1.2 million related to the purchase of a software license. The remaining balance of $20.2 million related to capital expenditure.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. We would expect our capital expenditure to generally change in line with our revenues. We have no material commitments for capital expenditures.

Net cash used in our financing activities was $62.2 million in our 2013 fiscal year compared to $22.5 million in our 2012 fiscal year and $32.8 million in our 2011 fiscal year.

Net cash used in our financing activities in our 2013 fiscal year comprised dividends paid to our shareholders as described in “—Overview—Share Repurchase Plan, Dividend and Bank Facilities”. Net cash used in our financing activities in our 2012 fiscal year comprised $13.6 million for the repurchase of shares under our share buyback program as described in “—Overview—Share Repurchase Plan, Dividend and Bank Facilities”, and $9.5 million relating to dividends paid to our shareholders, offset by $0.7 million of cash provided by the exercise of employee share options. Net cash used in our financing activities in our 2011 fiscal year comprised $32.3 million for the repurchase of shares, a $2.4 million decrease in checks outstanding and $1.5 million relating to a dividend paid to our shareholders, offset by $3.3 million of cash provided by the exercise of employee share options.

Liquidity

As of November 30, 2013, our principal sources of liquidity consisted of cash and cash equivalents of $103.0 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. As described in “—Overview—Share Repurchase Plan, Dividends and Bank Facilities,” we canceled our credit facilities in April 2011. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers of disk drives and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months.

Contractual Obligations

The following table sets forth our contractual obligations as of November 30, 2013 that may affect our liquidity over the next five years:

	Payments due by Period
	Total	Less than 1 year	1–3 years	4–5 years	After 5 years
	(U.S. dollars in thousands)
Operating lease commitments	$10,700	$5,465	$4,559	$676	—
Purchase commitments	118,472	118,472	—	—	—
Total contractual cash obligations(a)	$129,172	$123,937	$4,559	$676	$—

(a)                                 At November 30, 2013, we had $3.0 million recorded as a current liability for uncertain tax positions. We are not able to reasonably estimate the timing of payments, or the amount by which our liability for these uncertain tax positions will increase or decrease over time, and accordingly, this liability has been excluded from this table.

We have no ongoing commercial commitments, such as lines of credit, guarantees or standby purchase orders, that would affect our liquidity over the next five years.

Off-Balance Sheet Arrangements

As of November 30, 2013, we did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our results of operations or financial condition.

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

Income Taxes

We have recorded a deferred tax asset balance of $7.3 million at November 30, 2013. We have determined that this amount is recoverable taking into account future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine that we will, more likely than not, be able to realize a lesser proportion of our deferred tax assets in the future, whether this determination was the result of changes in our judgment, assumptions or estimates, or due to uncertainties or otherwise, a reduction to the deferred tax assets would decrease income in the period such determination was made.

We recognize the tax liability for uncertain income tax positions using the two step method set out in accounting guidance. Firstly we assess whether each income tax position is “more likely than not” to be sustained on audit, including resolution of related appeals or litigation process, if any. Secondly, for each income tax position that meets the “more likely than not” recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority. As of November 30, 2013, we had $3.7 million of unrecognized tax benefits. The calculation of the level of unrecognized tax benefits requires a significant level of management judgment regarding the risks of having to make additional tax payments, for example, in the application of tax law and the setting of arm’s length prices between legal entities. If the judgment were made that the level of unrecognized benefits should be higher in future periods, our earnings would be adversely affected.

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

As described in the overview above, we carried out an impairment review of goodwill at November 30, 2013 and determined that goodwill was not impaired at that date. During the 2011 fiscal year intangible assets with a net book value of $2.2 million were fully impaired. Management judgment is required in determining whether indications of impairment exist. Our long-lived assets as of November 30, 2013 amounted to $41.6 million of tangible assets and $14.3 million of intangible assets. Any future write-downs of these assets would adversely affect our operating margin.

Revenue Recognition

We recognize revenue from product sales once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

Certain product sales include customer acceptance provisions. For products produced according to our published specifications and where no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally on delivery. For products produced according to a particular customer’s specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer’s specifications and title passes to the customer. For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon receipt of final customer acceptance.

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

Recent Accounting Pronouncements

In July, 2013, the FASB issued ASU No. 2013-11, Income Taxes (ASC Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists . The amendments in this ASU provide explicit guidance that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with limited exceptions. The amendments in this ASU would have been effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and do not require new recurring disclosures. The adoption of this new guidance will be assessed as part of Seagate Technology, but would not have had a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 (ASC Topic 606), Revenue from Contracts with Customers. The ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU would have been effective in our 2017 fiscal year. The impact, if any, of ASU 2014-09 will be assessed as part of Seagate Technology.

Item 6.A:  Directors and Senior Management

Executive Officers

The following table sets forth certain information regarding the executive officers of Xyratex Ltd as of November 30, 2013. The following disclosure applies prior to our acquisition by Seagate Technology.  In connection with the acquisition of Xyratex by Seagate on March 31, 2014, Xyratex is operated as a wholly-owned subsidiary of Seagate.

Name	Age	Position
Ernest Sampias	63	Chief Executive Officer and Director
Richard Pearce	44	Chief Financial Officer and Director
Todd Gresham	54	Senior Vice President of Marketing, Sales and Field Support
Luciano Marinaccio	49	Senior Vice President of Global Operations
Ed Prager	49	General Manager, OEM Storage Solutions

Ernest Sampias is our Chief Executive Officer and has served as a director on our board of directors since May 1, 2004. Mr. Sampias has served as Chief Executive Officer of Xyratex Ltd since April 2013. His experience includes financial roles for both private and public companies within the information technologies, telecommunications, and directories industries. These financial roles were as Chief Financial Officer for Sensis Pty Ltd, in Melbourne, Australia, Chief Financial Officer for SpectraLink Corporation, McDATA Corporation, US West Dex, Local Matters, Inc., and Convergent Communications, Inc. Mr. Sampias also serves on the board of directors for BioFuel Energy Corporation as its Audit Committee Chairman. Mr. Sampias graduated from Indiana University with a Bachelors of Science degree in Business with distinction, and holds a Masters of Taxation degree from DePaul University in Chicago. He is a Certified Public Accountant and a member in the Financial Executives Institute and American Institute of Certified Public Accountants.

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

Todd Gresham is our Senior Vice President of Marketing, Sales and Field Support. Mr. Gresham brings over 25 years of executive management experience in both publicly traded and privately held companies. Experience includes organizational leadership and development, interaction/communication as related to investor relations, global market strategies and implementation, executive sales leadership, private equity fund raising and marketing acumen. Prior to joining Xyratex, Mr. Gresham was President and CEO of nStor Technologies, Inc., a publicly held data storage systems provider. Prior to nStor, Mr. Gresham founded Meritage Associates; a consultancy firm focused on the data storage, information management and network infrastructure markets. Meritage guided over 100 firms, including several Fortune 50 companies, in the areas of product strategy, market development, product definition, and capital acquisition. Mr. Gresham served as Vice President of Global OEM and Channel Sales at EMC and was responsible for over $1 billion dollars in annual revenues. While with Data General’s CLARiiON Storage Division, Mr. Gresham held several positions including General Manager of Asia/Pacific Operations, and Vice President of Worldwide Sales. Prior to CLARiiON, Mr. Gresham held various executive positions with both Philips Laser Magnetics (LMSI), a division of Philips NV and StorageTek. Mr. Gresham currently serves on the Board of Directors for Glasshouse Technologies, is an Advisor for Unitrends, and is on the National Advisory Council for Make-A-Wish Foundation.

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

Ed Prager is our Senior Vice President and General Manager, OEM Storage Solutions. Prior to this role, Mr. Prager has held senior management roles in Research and Development, Business Management, Quality, Engineering Services and Globalization. Mr. Prager was a member of the team that led our 1994 management buy-out from IBM and, prior to that, held management positions in Research and Development and Product Management at IBM. Mr. Prager acted as General Manager of our Storage System business, General Manager of Research and Development in our HDD Capital Equipment business and U.K. Operations General Manager in our Warranty and Repair business. In 1999 our Warranty and Repair business was sold to Teleplan and Mr. Prager acted as General Manager of EMEA Operations and IT at Teleplan until he left in 2000. Mr. Prager re-joined Xyratex in October 2007. Prior to re-joining Xyratex, he served as Vice President of R&D Projects of News International’s Digital Broadcast Software subsidiary NDS Ltd. Mr. Prager holds a Master of Arts degree in Engineering from the University of Cambridge, and he is a Chartered Engineer and a Fellow of the Institution of Engineering and Technology.

Steve Barber stepped down from his role as Chief Executive Officer on 2, April 2013. Doug Inamine stepped down from his role as Senior Vice President, Human Resources on 3, May 2013. Ahmed Shihab stepped down from his role as Senior Vice President, Business Line Management on 28, June 2013.

Following our acquisition by Seagate, the officers noted above stepped down from their roles as executive officers and Jamie Lerner and Patrick J. O’Malley were appointed to serve as Chief Executive Officer and Chief Financial Officer, respectively.

Jamie Lerner, 44, has served as Seagate’s President of Cloud Systems and Solutions since March 2014. Prior to that, Mr. Lerner served as Senior Vice President and General Manager of the Cloud and Systems Management Technology Group at Cisco Systems, Inc. (“Cisco”) from November 2012 until February 2014. Mr. Lerner also previously served as Vice President and General Manager of Cisco’s Network Management Technology Group between October 2011 and November 2012 and as the Vice President and General Manager of the Service Provider Management Applications Business Unit at Cisco between November 2009 and October 2011. Prior to joining Cisco, Mr. Lerner served as the founder, President, and CEO of CITTIO Inc., an enterprise software company, from 2002 through 2009.

Patrick J. O’Malley, 52, has served as Seagate’s Executive Vice President and Chief Financial Officer since August 2008. Previously, he served as Seagate’s Senior Vice President, Finance from 2005 to August 2008. Prior to that, he was Seagate’s Senior Vice President, Consumer Electronics from 2004 to 2005.

Board of Directors

The following table sets forth certain information regarding the directors of Xyratex Ltd as of November 30, 2013. The following disclosure applies prior to our acquisition by Seagate Technology.  In connection with the acquisition of Xyratex by Seagate on March 31, 2014, all of the following directors of Xyratex resigned.

Name	Age	Position
Jonathan Brooks	58	Chairman
Ernest Sampias	63	Chief Executive Officer and Director
Richard Pearce	44	Chief Financial Officer and Director
Vadim Perelman	32	Director
Steve Sanghi	59	Director
Ken Traub	53	Director
Mike Windram	68	Director

Jonathan Brooks became Chairman of our board of directors on December 1, 2011, having previously served as a director on our board of directors since May 2004. Mr. Brooks is currently a director of Aveva Group plc, a leading software provider to the plant, power and marine industries, and IP Group Plc, which commercializes intellectual property originating from leading U.K. universities, both of which are listed on the LSE (London Stock Exchange). Between 1995 and 2002, Mr. Brooks was Chief Financial Officer and a director of ARM Holdings plc, a company listed on the LSE and NASDAQ National Market. Since 2002 he has held a series of non executive board positions for both listed and venture capital backed companies. Mr. Brooks holds a Bachelor’s degree in economic and social science from the University of Wales, an MBA from Manchester Business School and is a fellow of the Chartered Institute of Management Accountants.

Ernest Sampias. As above.

Richard Pearce. As above.

Vadim Perelman has served as a director on our board since April 2013. Mr. Perelman is the founder and has served as the Managing Member and Chief Investment Officer of Baker Street Capital Management LLC, the general partner of Baker Street Capital L.P., a private investment partnership that is currently our largest shareholder, since its inception in 2009. From 2007 to 2009, Mr. Perelman worked as a senior analyst at Force Capital Management, a fundamental value-focused investment fund. Mr. Perelman’s previous experience includes business development at

Teknika Group and management consulting at L.E.K. Consulting. Mr. Perelman graduated from the University of California, Berkeley, with Bachelor of Arts degrees in Economics and Computer Science.

Steve Sanghi has served as a director on our board of directors since May 2004. Mr. Sanghi currently serves as Director and President of Microchip Technology, Inc. since his appointment in August 1990, as CEO since October 1991, and as chairman of the board of directors since October 1993. Mr. Sanghi also serves as a director of Hittite Microwave Corporation since October 2013 and Chairman of the board of FlipChip International LLC, a private company. Mr. Sanghi was previously the chairman of the board of Adflex Solutions, and a member of the board of directors of both Artisoft and Vivid Semiconductor. Mr. Sanghi worked for Intel Corporation from 1978 to 1988 in various engineering and management positions, including General Manager of Intel’s programmable memory operation. Mr. Sanghi received a Bachelor of Science in Electronics and Electrical Communications Engineering from Punjab Engineering College in India in 1975 and holds a Master’s degree in Electrical and Computer Engineering from the University of Massachusetts in Amherst, Massachusetts.

Ken Traub has served as a director on our board of directors since June 2013. He has extensive experience as a senior executive, director and investor in public companies. Mr. Traub is currently the President and Chief Executive Officer of Ethos Management LLC, a private investment and advisory firm which specializes in driving strategic, operational and financial improvements in public companies. Mr. Traub currently serves on the boards of directors of the following public companies: MRV Communications, Inc. (as Chairman), DSP Group, Inc., Athersys, Inc. and Vitesse Semiconductor Corp. Previously, Mr. Traub served as President and CEO of American Bank Note Holographics, Inc., a world leader in the origination, production and marketing of secure holograms, and managed the turnaround, growth and sale of the company which produced over a 1,000% gain for shareholders. Mr. Traub also co-founded Voxware, Inc., a pioneer in Voice Over IP communication technologies. Mr. Traub earned a BA degree from Emory College in 1983 and an MBA from Harvard Business School in 1988.

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

Steve Barber stepped down from his role as Chief Executive Officer and Director as of April 2, 2013.

Following our acquisition by Seagate, our sole director is Seagate Technology International.

Our director may be reached at the address of our Fremont facility in the United States or at our headquarters in Havant in the United Kingdom. There are no family relationships among any of our directors or executive officers.

Item 6.B:  Compensation

Non-executive Director Compensation

We paid our Chairman and non-executive directors (consisting of five persons), an aggregate amount of $366,000 for the fiscal year ended November 30, 2013 for fees. In addition, during our fiscal year ended November 30, 2013, we awarded our Chairman and non-executive directors 9,500 restricted stock units (RSUs) in respect of Xyratex Ltd common shares.

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

Executive Compensation

The aggregate compensation paid to the five executive officers of Xyratex Ltd for the fiscal year ended November 30, 2013 was $1,678,000, of which $1,597,000 comprised salary, $94,000 comprised non-cash payments and $32,000 comprised bonus payments. Of the $94,000 non-cash payments, $42,000 related to payments into the executive officers’ defined contribution pension schemes. In addition, during our fiscal year ended November 30, 2013, in aggregate we awarded the five executive officers 25,000 RSUs in respect of Xyratex Ltd common shares, which became eligible vesting RSUs on February 1, 2014, based on performance criteria. During our fiscal year ended November 30, 2013, we have also awarded three executive officers options to purchase 150,000 Xyratex Ltd common shares granted for no consideration.

Bonuses of $32,000 in the aggregate were paid to executive officers in the 2013 fiscal year in respect of 2012 performance. Any bonuses paid to executive officers in 2014 will be based on 2013 performance. Non-cash payments to executive officers consisted of employer pension contributions, leased cars and health insurance.

Item 6.C:  Board Practices

The following disclosure applies prior to our acquisition by Seagate Technology. Following the acquisition of Xyratex by Seagate on March 31, 2014, Xyratex is operated as a wholly-owned subsidiary of Seagate.

Board Practices

Our board of directors currently consists of seven members of which a majority are independent directors. All directors hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. The term of office of the directors is divided into three classes:

•                  Class I, whose term will expire at the annual general meeting to be held in 2016;

•                  Class II, whose term will expire at the annual general meeting to be held in 2015; and

•                  Class III, whose term will expire at the annual general meeting to be held in 2014.

Class I consists of Ernest Sampias, Mike Windram and Vadim Perelman; Class II consists of Jonathan Brooks and Richard Pearce; and Class III consists of Steve Sanghi and Ken Traub. At each annual general meeting after the initial classification or special meeting in lieu thereof, the successors to directors whose terms expire will then serve from the time of election until the third annual meeting following election or special meeting held in lieu thereof. In addition, a resolution of the board of directors may change the authorized number of directors within the upper and lower limits set out in our bye-laws. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our Company.

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

Compensation Committee

Our Compensation Committee consists of Jonathan Brooks (Chairman), Vadim Perelman, Steve Sanghi and Mike Windram, each of whom satisfy the “independence” requirements of the NASDAQ Corporate Governance Rules. The Compensation Committee determines the remuneration policy as well as the terms and conditions of service and the cessation of service of our directors and executive officers, and evaluates the compensation plans, policies and programs of the Company to encourage high performance, promote accountability and insure that employee interests are aligned with the interests of the Company’s shareholders. The Compensation Committee met five times during the fiscal year ended November 30, 2013. Its members are not eligible for bonuses or pension entitlements. The Compensation Committee has access to the services of independent advisors as it requires.

Audit Committee

Our Audit Committee consists of Jonathan Brooks (Chairman), Ken Traub, Steve Sanghi and Mike Windram, each of whom satisfy the “independence” requirements of the NASDAQ Listing Rules. The Audit Committee met eight times during the fiscal year ended November 30, 2013. The Audit Committee is required to meet at least once during each fiscal quarter. The Audit Committee’s responsibilities include:

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

Nominations and Governance Committee

Our Nominations and Governance Committee’s functions include identifying and selecting qualified candidates for Board membership and ensuring compliance with applicable corporate governance requirements. The Nominations and Governance Committee consists of Steve Sanghi (Chairman), Jonathan Brooks, Ken Traub and Mike Windram, each of whom satisfy the “independence” requirements of the NASDAQ Listing Rules. The Nomination and Governance Committee met three times during the fiscal year ended November 30, 2013.

Item 6.D:  Employees

As of November 30, 2013, we employed 1,742 permanent employees worldwide. During the year ended November 30, 2013, we had an average of 901 temporary staff. We consider our highly qualified and motivated employees to be a key factor in our business success. Our future success will depend on our continued ability to attract, retain and motivate highly qualified engineering personnel, for whom competition is intense. Our employees are not represented by any collective bargaining organization and we have never experienced a work stoppage. We believe that our relations with our employees are good.

The following table shows the number of permanent employees as of the dates indicated:

	As of November 30,
	2013	2012	2011
Operations	796	994	999
Research and development	472	495	524
Sales, marketing and service	239	234	245
General and administration	235	208	192
Total	1,742	1,931	1,960
Total employees in North America	406	524	543
Total employees in Asia	831	836	826
Total employees in the United Kingdom	505	571	591

Item 6.E:  Share Ownership

As of March 31, 2014, all outstanding Xyratex shares were acquired by Seagate and all Xyratex equity plans were cancelled.  Accordingly, the following disclosure applies prior to our acquisition by Seagate Technology.

Executive Officer and Director RSUs, Share Options and Share Ownership

For our executive officers and directors as of November 30, 2013, the following table sets forth the number of our common shares, RSUs and options to purchase our common shares owned by them as of November 30, 2013. The table also sets forth the number of our common shares owned by all of our directors and executive officers as a group.

					Options
Name	Number of Shares	Percentage of Shares Outstanding		Restricted Stock Units(1)	Number(1)	Exercise Price Per Share	Expiration Date
Jonathan Brooks	43,205	<1%		8,500	20,000	$14.00	June 28, 2014
					5,000	$14.31	January 9, 2015
Vadim Perelman	6,191,879	22.4	%(2)	0	—	—	—
Ernest Sampias	17,385	<1%		5,250	10,000	$14.00	June 28, 2014
Steve Sanghi	5,301	<1%		5,250	10,000	$14.00	June 28, 2014
Ken Traub	0	0%		0	—	—	—
Mike Windram	15,509	<1%		5,250	—	—	—
Richard Pearce					55,000	$14.31	January 9, 2015
	38,508	<1%		27,208	50,000	$10.84	May 10, 2023
Todd Gresham	0	0%		12,125	12,500	$13.51	October 31, 2015
					50,000	$10.84	May 10, 2023
Luciano Marinaccio	30,402	<1%		12,000	15,000	$14.31	January 9, 2015
Ed Prager	0	0%		10,375	50,000	$10.84	May 10, 2023
All our directors and executive officers as a group (ten persons)		22.93%

(1)                                 All options and RSUs entitle the holder to acquire one common share for each option or unit held.

(2)                                 These shares are owned by Baker Street Capital LLC

The voting rights of our directors and executive officers are no different from all of our other shareholders.

Employee Equity Incentive Awards

We operate a range of equity incentive schemes, covering RSUs, share purchase plans, share option plans and restricted stock awards. Since December 1, 2005, the Company’s share based awards have primarily consisted of RSUs and awards under the Employee Share Purchase Plan for U.S. employees and a Sharesave option plan for U.K. employees. Prior to December 1, 2005, share based awards were primarily in the form of share options.

Details of the schemes under which there have been transactions are given below.

The following table contains a summary of all RSUs and options granted under our share incentive schemes and other share based awards that were outstanding as of November 30, 2013:

Name of Plan	No. of unissued shares, in thousands, over which Xyratex Ltd has granted RSUs or options(1)
RSUs	658
The Sharesave Plan	183
Employee Share Purchase Plan	26
The Xyratex Ltd Approved Plan	44
The Xyratex Ltd Unapproved Plan	368
The Unapproved Schedule	3
The 2004 Plan	65
The Directors Stock Option Plan	40

(1)                                 95 of the unissued common shares over which we have granted options are held by The Xyratex UK Employee Benefit Trust. Xyratex Trustees Limited, as trustee for The Xyratex UK Employee Benefit Trust, has agreed to transfer these common shares to beneficiaries of the trust on the exercise of options granted by us over such common shares.

These plans form part of the Company’s Amended and Restated 2006 Incentive Award Plan. 8,832,648 common shares were reserved for issuance pursuant to such plan. At November 30, 2013 awards of 4,977,648 of our common shares had been granted under the Amended and Restated 2006 Incentive Award Plan.

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

As at November 30, 2013, the number of shares reserved under the plan was 461,000.

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

Our board of directors will determine the option vesting period at the time options are granted. Where employment ceases due to death, injury, disability, redundancy, the Participant’s retirement at normal retirement age, or on the participant’s employing company or business ceasing to be within our group of companies or, at the discretion of our board of directors, on the participant in question leaving employment for any other reason, options will generally be exercisable to the extent vested at the date of cessation.

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

At December 31, 2013, no performance targets have been imposed in respect of options granted under the Xyratex Ltd Approved Plan.

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

250,000 options were granted under the plan during the year ended November 30, 2013.

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

At November 30, 2013, no restricted stock awards were outstanding.

Stock Bonus Awards

Stock bonus awards consist of our common shares awarded in recognition of services rendered to us or our affiliates. The board of directors may impose whatever vesting it determines to be appropriate. Unvested shares may be subject to our right of repurchase or forfeiture.

At November 30, 2013, no stock bonus awards had been made.

Xyratex Group Limited Share Option Plan

Xyratex Group Limited is the predecessor holding company of the group prior to June 29, 2004. Options granted under Xyratex Group Limited’s share option plans are held by employees in the United Kingdom, Malaysia and Singapore, and are over unissued common shares.

The Approved Plan and Unapproved Schedule were adopted on February 13, 2001. Under the Approved Plan and the Unapproved Schedule options subsist over our unissued shares. The Approved Plan and Unapproved Schedule have the same features as the Xyratex Ltd Approved Plan and Xyratex Ltd Unapproved Plan respectively.

Options have not been granted by Xyratex Group Limited under the Approved Plan and the Unapproved Schedule since our initial public offering in June 2004.

Item 7.A:  Major Shareholders

As of March 31, 2014, we are wholly-owned by Seagate Technology International, an indirect subsidiary of Seagate Technology plc.

Item 7.B:  Related Party Transactions

None.

Item 7.C:  Interest of Experts and Counsel

Not applicable.

ITEM 8:  FINANCIAL INFORMATION

Item 8.A:  Consolidated Statements and Other Financial Information

Audited financial statements and the accompanying report of our independent registered public accounting firm are included in “Part III, Item 18: Financial Statements.”

For a discussion of our legal proceedings, please see “Part I, Item 4.B: Business Overview Information—Legal Proceedings” and for a discussion of our policy on dividend distributions, please see “Item 10.B: Additional Information—Memorandum and Bye-laws.”

Item 8.B:  Significant Changes

None.

ITEM 9:  THE OFFER AND LISTING

Item 9.A:  Offer and Listing Details

Our common shares, par value $0.01 per share, were listed on The NASDAQ Stock Market LLC. We conducted our initial public offering in the United States on June 29, 2004 at which time we listed our common shares on The NASDAQ Stock Market LLC. At close of business on January 31, 2014, the market price for our common shares was $13.21. On March 31, 2014, Seagate Technology International, an indirect subsidiary of Seagate Technology plc, acquired Xyratex Ltd and is now the sole shareholder of Xyratex Ltd and our common shares are no longer listed on The NASDAQ Stock Market LLC.

The preferred share purchase rights that our board of directors declared in connection with the shareholder rights agreement that we entered into in December 2012 attach to, and trade with, our common shares.

Annual High and Low Market Prices

The table below states the annual high and low market prices for our common shares on The NASDAQ Stock Market LLC over our last five fiscal years.

	NASDAQ
	U.S. dollar per common share
Year ended November 30,	High	Low
2009	$13.04	$1.65
2010	$20.45	$10.50
2011	$17.17	$7.58
2012	$17.96	$6.96
2013	$12.29	$7.62

Quarterly High and Low Market Prices

The table below states for the four quarters of our 2013 and 2012 fiscal years, high and low prices of our common shares on The NASDAQ Stock Market LLC.

	NASDAQ
	U.S. dollar per common share
Quarter 2013	High	Low
First	$10.99	$7.62
Second	$11.91	$9.09
Third	$11.73	$9.77
Fourth	$12.29	$9.90

Quarter 2012
First	$17.52	$12.99
Second	$17.96	$11.18
Third	$13.80	$10.25
Fourth	$11.23	$6.96

Monthly High and Low Market Prices

The table below states high and low sales prices of our common shares on The NASDAQ Stock Market LLC for the last six months.

	NASDAQ
	U.S. dollar per common share
Month	High	Low
August 2013	$10.99	$9.77
September 2013	$12.29	$9.94
October 2013	$12.04	$9.91
November 2013	$10.40	$9.90
December 2013	$13.52	$10.10
January 2014	$13.52	$13.06

Item 9.B:  Plan of Distribution

Not applicable.

Item 9.C:  Markets

Our common shares were traded on The NASDAQ Stock Market LLC under the symbol “XRTX” until our acquisition by Seagate Technology on March 31, 2014.

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

Item 10.C:  Material Contracts

On December 21, 2013, Xyratex, Seagate Technology International, an exempted limited liability company incorporated and existing under the laws of the Cayman Islands and an indirect subsidiary of Seagate Technology plc (“Parent”), and Phoenix Acquisition Limited, an exempted company incorporated and existing under the laws of Bermuda and a wholly-owned subsidiary of Parent (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), contemplating the merger of Merger Sub with and into Xyratex (the “Merger”), with Xyratex surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Company’).

On March 31, 2014, the Merger was consummated. Each outstanding common share of the Xyratex was automatically converted into the right to receive $13.25, subject to the terms and conditions of the Merger Agreement.

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

Dividends

Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions paid with respect to our common shares generally will be included in the gross income of a U.S. Holder as ordinary dividend income to the extent paid out of our earnings and profits as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in our common shares and thereafter as capital gain. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by a non-corporate U.S. Holder of our common shares may be taxed at the lower applicable capital gains rate provided that (1) we are not a passive foreign investment company (as discussed below) with respect to such holder for either our taxable year in which the dividend was paid or the preceding taxable year, (2) our common shares are readily tradable on an established securities market in the U.S. and (3) certain holding period requirements are met. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to common shares. Dividends paid on our common shares will generally constitute foreign source income and will generally constitute “passive category income” for purposes of the foreign tax credit but could, in the case of certain U.S. Holders, constitute “general category income.”

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

Passive Foreign Investment Company

We believe that we were not a passive foreign investment company (PFIC) for U.S. federal income tax purposes for the taxable year ended November 30, 2013 and do not expect to become a PFIC in the future. A non-U.S. corporation is considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

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

Foreign Exchange Rates

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion of our non-U.S. dollar operating expenses relate to our Malaysian and U.K. operations’ payroll and other expenses. We are particularly exposed to exchange rate movements between the U.K. pound and the U.S. dollar. We partially limit our U.K. pound and Malaysian Ringgit exchange rate exposures through the use of forward foreign currency exchange contracts and currency options. By using these derivative instruments increases or decreases in our U.K. pound and Malaysian Ringgit operating expenses resulting from changes in the exchange rate are partially offset by realized gains and losses on the derivative instruments. We do not hold derivative financial instruments for trading purposes. We also have assets and liabilities denominated in U.K. pounds and therefore we are also exposed to the effect of the retranslation of these amounts as a result of movements in exchange rates. At November 30, 2013 and 2012, we had no significant net U.K. pound denominated assets or liabilities and therefore a hypothetical 10% movement in exchange rates would not have impacted our net earnings at these dates.

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

The following table provides information about our forward foreign exchange contracts existing as of November 30, 2013 and November 30, 2012:

	U.S. dollars in thousands November 30,
Derivatives between U.K. pound and U.S. dollar	2013	2012
Nominal value of forward exchange contracts and options	$49,583	$50,232
Fair value of contracts—asset (liability)	$2,641	$932
Carrying value of contracts—asset (liability)	$2,641	$932
Average rate of contract	$1.56	$1.57
Period end rate	$1.63	$1.60
Maximum period of contracts (months)	11	11

	U.S. dollars in thousands November 30,
Derivatives between Malaysian Ringgit and U.S. dollar	2013	2012
Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts—asset (liability)	$(352)	$381
Carrying value of contracts—asset (liability)	$(352)	$381
Average rate of contract	$0.31	$0.32
Period end rate	$0.31	$0.33
Maximum period of contracts (months)	9	9

Since November 30, 2013, there has not been a material change to our market exposure related to foreign exchange rates.

Interest Rates

We had cash and cash equivalents at November 30, 2013 totaling $103.0 million. These are primarily held in variable interest liquidity funds and overnight deposits.

For the years ended November 30, 2013 and 2012, we had average variable rate cash and cash equivalent balances, net of variable rate borrowings, of approximately $95.5 million and $128.1 million, respectively. A hypothetical 1% change in interest rates during fiscal 2013 and fiscal 2012 would have impacted our net interest income by approximately $1.0 million and $1.3 million, respectively.

Since November 30, 2013, there has not been a material change to our market risk exposure related to interest rates.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On March 31, 2014, Seagate Technology acquired all of the outstanding shares of Xyratex for $13.25 per share.

ITEM 15:  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file or submit under the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive and Chief Financial Officers, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rule 13a-15(b), of the Exchange Act, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive and Chief Financial Officers, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on the foregoing, as of November 30, 2013, our Chief Executive and Chief Financial Officers concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

Management’s Annual Report on Internal Control over Financial Reporting

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

Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—1992 Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this Annual Report on Form 20-F.

The effectiveness of internal control over financial reporting as of November 30, 2013 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which is included on page F-1 of this Annual Report.

Changes in Internal Control over Financial Reporting

There has been no change in our internal controls over financial reporting during the fiscal year ended November 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16:  RESERVED

ITEM 16A:  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Jonathan Brooks, who served as Chairman of our audit committee before our acquisition by Seagate Technology, is an audit committee financial expert. Mr. Brooks is independent, as that term is defined in the SEC rules and the NASDAQ Listing Rules.

ITEM 16B:  CODE OF ETHICS

Before our acquisition by Seagate Technology, we had in place a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which qualifies as a code of ethics as required under the Sarbanes-Oxley Act of 2002. The Code of Business Conduct and Ethics applies to our principal executive officer and principal financial officer, principal accounting officer or controller and other persons performing similar functions. The full text of the Code of Business Conduct and Ethics was available on our website. Following our acquisition by Seagate Technology, we do not maintain our own Code of Business Conduct and Ethics because we are wholly owned by Seagate Technology.

ITEM 16C:  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following fees were billed by our independent registered public accounting firm, PricewaterhouseCoopers LLP, during the two years ended November 30, 2013:

	Year ended November 30,
	2013	2012
	(U.S. dollars in thousands)
Audit fees(1)	$671	$673
Tax fees(2)	300	460
Total fees	$971	$1,133

(1)                                 Represents fees for professional services related to the audit of our annual consolidated financial statements for years ended November 30, 2013 and 2012, reviews of the financial statements included in our quarterly financial press releases on Form 6-K and the statutory audits of our subsidiaries.

(2)                                 Represents fees for professional services related to tax services, including tax compliance, tax advice, tax planning and expatriate tax services.

Audit Committee Pre-approval Policies and Procedures

The following disclosure applies prior to our acquisition by Seagate Technology.  Following our acquisition by Seagate Technology, the consolidated accounts of Xyratex will no longer require an independent audit opinion.

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

The Audit Committee approved 100% of the non-audit fees billed by our principal accountants in the year ended November 30, 2013 under these policies and procedures.

On March 31, 2014, Xyratex was acquired by Seagate Technology.  Following the acquisition, in order to assess PricewaterhouseCoopers LLP’s ability to issue its final audit opinion on the November 30, 2013 financial statements of Xyratex, PricewaterhouseCoopers (“PwC”) completed an independence assessment to evaluate the services and relationships with Seagate and its subsidiaries that may bear on PwC’s independence under SEC and PCAOB independence rules for the portion of the professional engagement period beginning March 31, 2014, the date Seagate acquired Xyratex.  Services identified that are inconsistent with the auditor independence rules provided in Rule 2-01 of Regulation S-X include the provision of project management services, staff secondments, legal and company secretarial services, management and employee type tasks while performing non-audit services and work performed persuant to a contingent fee arrangement.

PwC communicated these matters to the Company’s current Board of Directors.  The Board of Directors and PwC individually considered the impact that these relationships have on PwC’s independence with respect to the Company and concluded that there are no indications that PwC’s ability to exercise objective and impartial judgment on issues encompassed within the audit of the Company’s financial statements have been impaired.  In making this determination, the Board of Directors and PwC considered, among other things that:

•                  Xyratex is a wholly-owned subsidiary of Seagate and such financial statements will not be relied upon for any investment decision by investors in Seagate or in any other entity. The acquisition of Xyratex was not significant to Seagate and did not require the filing of Xyratex financial statements under Rule 3-05 or Rule 11-01 of Regulation S-X in relation to Seagate’s SEC filings. Accordingly, there will be no requirements to file Xyratex financial statements with the SEC for any period after November 30, 2013.

•                  PwC was independent of Xyratex for the entirety of the audit period ended November 30, 2013 and until Seagate acquired Xyratex on March 31, 2014, at which date PwC UK’s audit procedures were substantially complete.

•                  Following the filing of the 2013 Form 20-F, PwC UK’s audit relationship with Xyratex will end and PwC will have no continuing independence requirements of Xyratex under Rule 2-01.

•                  None of the Seagate entities for which the non-audit services are being performed are subject to PwC UK’s audit of Xyratex.  All of the services are provided to entities that are sister companies under common control with Xyratex and therefore none of the non-audit services affect Xyratex’ accounting or financial reporting.

•                  The services were performed by persons who were not, nor will they be, part of the audit engagement team.

Accordingly, and for the reasons enumerated above, the Board of Directors and PwC concludes that the services identified do not affect its ability to render an objective audit for Xyratex Ltd for the year ended November 30, 2013.

ITEM 16D:  EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E:  PURCHASES OF EQUITY SECURITIES BY COMPANY AND AFFILIATED PURCHASERS

We announced on March 31, 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. Under the plan, we repurchased 3,601,903 shares at an aggregate cost of $32.3 million in the year ended November 30, 2011 and 1,199,275 shares at an aggregate cost of $13.6 million in the year ended November 30, 2012. We did not repurchase any shares in the year ended November 30, 2013. At November 30, 2013, the total number of shares purchased as part of publicly announced programs was 4,801,178, and the maximum value of shares that may yet be purchased under the program was $4.1 million.

ITEM 16F:  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G:  CORPORATE GOVERNANCE

There are no significant differences between our corporate governance practices prior to our acquisition by Seagate Technology and those required of a U.S. domestic issuer under the Listing Rules of the NASDAQ Stock Market.

ITEM 16H:  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17:  FINANCIAL STATEMENTS

We have responded to “Part III, Item 18: Financial Statements” in lieu of responding to this Item.

ITEM 18:  FINANCIAL STATEMENTS

The following financial statements are included as part of this Annual Report:

ITEM 19:  EXHIBITS

Exhibit Number	Description
1.1	Memorandum of Association of Xyratex Ltd*
1.2	Bye-Laws of Xyratex Ltd**
2.1	Rights Agreement dated as of December 17, 2012 between Xyratex Ltd and Computershare Trust Company, N.A., as Rights Agent***
2.2	First Amendment to the Rights Agreement between Xyratex Ltd and Computershare Trust Company, N.A., as Rights Agent dated December 13, 2013****
2.3	Second Amendment to the Rights Agreement between Xyratex Ltd and Computershare Trust Company, N.A., as Rights Agent dated December 23, 2013*****
4.1	Agreement and Plan of Merger with Seagate Technology International*****
4.2	Voting Agreement in connection with the Agreement and Plan of Merger with Seagate Technology International*****
8	Subsidiaries of Xyratex Ltd**
12.1	Section 302 certification, Chief Executive Officer
12.2	Section 302 certification, Chief Financial Officer
13.1	Section 906 certification, Chief Executive Officer
13.2	Section 906 certification, Chief Financial Officer
15.1	Schedule II—Valuation and Qualifying Accounts and Reserves
101

The following financial information formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets as of November 30, 2013 and 2012, (ii) Consolidated Statements of Operations and Comprehensive Income (Loss) for each of the three years in the period ended November 30, 2013, (iii) Consolidated Statements of Shareholders’ Equity for each of the three years in the period ended November 30, 2013, (iv) Consolidated Statements of Cash Flows for each of the three years in the period ended November 30, 2013 and (iv) Notes to the Consolidated Financial Statements******

*                                         Incorporated by reference to our registration statement on Form F-1 (File No. 333-116089) filed with the SEC on June 22, 2004.

**                                  Incorporated by reference to our annual report on Form 20-F (File No. 000-50799) filed with the SEC on February 21, 2006.

***                           Incorporated by reference to our report on Form 6-K (File No. 000-1284823) filed with the SEC on December 18, 2012,

****                Incorporated by reference to our report on Form 6-K (file No. 001-35766) filed with the SEC on December 13, 2013.

*****             Incorporated by reference to our report on Form 6-K (file No. 001-35766) filed with the SEC on December 23, 2013.

******     Pursuant to Rule 406T of SEC Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of the U.S. Securities Act of 1933, as amended, and are deemed not filed for purposes of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

XYRATEX LTD
August 29, 2014

By:	/s/ JAMES J. LERNER
James J. Lerner
Chief Executive Officer

XYRATEX LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and shareholders of Xyratex Ltd

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows present fairly, in all material respects, the financial position of Xyratex Ltd and its subsidiaries at 30 November 2013 and 30 November 2012, and the results of their operations and their cash flows for each of the three years in the period ended 30 November 2013 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule in exhibit 15.1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 November 2013, based on criteria established in Internal Control—1992 Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and the financial statement schedule in exhibit 15.1, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under Item 15 of the Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule in exhibit 15.1 and on the Company’s internal control over financial reporting based on our integrated audits. We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Southampton

England

August 28, 2014

XYRATEX LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30,
	2013	2012
	(US dollars and amounts in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$102,992	$117,174
Accounts receivable, net	90,835	132,917
Inventories	132,227	171,605
Prepaid expenses	3,316	3,134
Deferred income taxes	762	228
Other current assets	11,612	7,121
Total current assets	341,744	432,179
Property, plant and equipment, net	41,595	40,194
Intangible assets, net	14,274	14,975
Deferred income taxes	6,583	23,929
Total assets	$404,196	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$67,061	$82,125
Employee compensation and benefits payable	18,896	17,961
Deferred revenue	4,880	18,521
Income taxes payable	1,649	369
Other accrued liabilities	16,886	17,767
Total current liabilities	109,372	136,743

Total liabilities	$109,372	$136,743

Commitments and contingencies (note 13)

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,563 and 27,024 issued and outstanding	$275	$270
Additional paid-in capital	312,391	354,593
Accumulated other comprehensive income	2,123	863
Accumulated income (deficit)	(19,965)	18,808
Total shareholders’ equity	294,824	374,534
Total liabilities and shareholders’ equity	$404,196	$511,277

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHESIVE INCOME (LOSS)

	Year Ended November 30,
	2013	2012	2011
	(US Dollars and amounts in thousands except per share amounts)
Revenues	$814,318	$1,158,898	$1,448,476
Cost of revenues	643,237	963,062	1,226,404
Gross profit	171,081	195,836	222,072
Operating expenses:
Research and development	98,101	103,667	115,558
Selling, general and administrative	69,466	68,432	66,377
Amortization of intangible assets	2,057	3,154	4,176
Impairment of intangible assets	—	—	2,230
Restructuring costs	3,672	4,120	2,750
Total operating expenses	173,296	179,373	191,091
Operating income (loss)	(2,215)	16,463	30,981
Interest income	258 ]	801	397
Interest expense	(1)	(2)	(5)
Income (loss) before income taxes	(1,958)	17,262	31,373
Provision (benefit) for income taxes	19,253	(398)	3,076
Net income (loss)	$(21,211)	$17,660	$28,297
Net earnings per share:
Basic	$(0.77)	$0.64	$0.96
Diluted	$(0.77)	$0.63	$0.92
Weighted average common shares (in thousands), used in computing net earnings per share:
Basic	27,463	27,513	29,605
Diluted	27,463	28,199	30,631
Cash dividends declared per share	$2.30	$0.29	$0.11
Comprehensive income (loss):
Net income (loss)	$(21,211)	$17,660	$28,297
Unrealized gain (loss) on forward foreign currency contract	438	1,323	(1,337)
Reclassification of loss (gain) into net income	822	877	(496)
Total comprehensive income (loss)	$(19,951)	$19,860	$26,464

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(US dollars and amounts, in thousands)

	Number of Common Shares	Par value	Additional paid-in capital	Accumulated income (deficit)	Accumulated other comprehensive income (loss)	Total
Balances as of November 30, 2010	30,276	$303	$382,684	$(16,152)	$496	$367,331
Issuance of common shares	894	9	3,335			3,344
Repurchase of common shares	(3,602)	(36)	(32,254)			(32,290)
Non-cash equity compensation			7,127			7,127
Tax on equity compensation			178			178
Net income				28,297		28,297
Other comprehensive loss					(1,833)	(1,833)
Dividends to shareholders				(2,980)		(2,980)
Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	$(1,337)	$369,174
Issuance of common shares	655	6	655			661
Repurchase of common shares	(1,199)	(12)	(13,588)			(13,600)
Non-cash equity compensation			6,602			6,602
Tax on equity compensation			(146)			(146)
Net income				17,660		17,660
Other comprehensive income					2,200	2,200
Dividends to shareholders				(8,017)		(8,017)
Balances as of November 30, 2012	27,024	$270	$354,593	$18,808	$863	$374,534
Issuance of common shares	539	5	25			30
Non-cash equity compensation			3,158			3,158
Tax on equity compensation			(713)			(713)
Net loss				(21,211)		(21,211)
Other comprehensive income					1,260	1,260
Dividends to shareholders			(44,672)	(17,562)		(62,234)
Balances as of November 30, 2013	$27,563	$275	$312,391	$(19,965)	$2,123	$294,824

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,
	2013	2012	2011
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(21,211)	$17,660	$28,297
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	15,760	17,936	19,405
Amortization of intangible assets	2,057	3,154	4,176
Impairment of intangible assets	—	—	2,230
Non-cash equity compensation	3,158	6,602	7,127
Loss on sale of assets	—	2,297	1,299
Deferred income taxes	16,387	(2,541)	1,438
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	42,082	67,825	8,753
Inventories	39,378	(7,425)	31,846
Prepaid expenses and other current assets	(3,701)	1,208	(3,971)
Accounts payable	(15,064)	(86,571)	15,162
Employee compensation and benefits payable	935	(3,825)	(852)
Deferred revenue	(13,641)	10,829	(10,266)
Income taxes payable	1,280	326	(687)
Other accrued liabilities	(882)	(1,742)	2,975
Net cash provided by operating activities	66,538	25,733	106,932
Cash flows from investing activities:
Investments in property, plant and equipment	(17,161)	(15,212)	(20,232)
Acquisition of intangible assets	(1,355)	(3,500)	(4,700)
Acquisition of businesses, net of cash received	—	—	(7,433)
Net cash used in investing activities	(18,516)	(18,712)	(32,365)
Cash flows from financing activities:
Repurchase of common shares	—	(13,600)	(32,290)
Increase (decrease) in book overdraft	—	—	(2,374)
Proceeds from issuance of common shares	30	661	3,344
Dividends to shareholders	(62,234)	(9,538)	(1,459)
Net cash used in financing activities	(62,204)	(22,477)	(32,779)
Change in cash and cash equivalents	(14,182)	(15,456)	41,788
Cash and cash equivalents at beginning of period	117,174	132,630	90,842
Cash and cash equivalents at end of period	$102,992	$117,174	$132,630

The accompanying notes are an integral part of these consolidated financial statements.

XYRATEX LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars and amounts in thousands, except per share data, unless otherwise stated)

1.                                      The Company and its Operations

Operations.  We are a leading provider of data storage technology with principal operations in the United Kingdom (“U.K.”), the United States of America (“U.S.”), Mexico and Malaysia. We report our business in two product groups: Enterprise Data Storage Solutions and HDD Capital equipment. Our Enterprise Data Storage Solutions products are primarily hard disk drive based data storage subsystems and solutions which we supply to Original Equipment Manufacturers or OEMs. Our HDD Capital Equipment products include capital process, inspection and test equipment which we supply to the hard disk drive industry.

Parent company.  Xyratex Ltd, a company incorporated in Bermuda, is our parent company. In these notes Xyratex Ltd together with its subsidiaries is referred to as the “Company”.

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

Foreign currency.  The U.S. dollar is the functional currency of all operations as most revenues and expenses are incurred in U.S. dollars. As such, non-monetary assets and liabilities of operations located outside of the U.S. are remeasured into U.S. dollars using historical exchange rates. Monetary assets and liabilities are remeasured using the current rate at each balance sheet date. Revenue and expenses are generally translated at a monthly exchange rate, being the actual rate at the beginning of each month, except for those expenses related to balance sheet amounts that are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income. Net foreign currency remeasurement losses of $4, $30 and $26 are included in selling general and administrative expenses, in the years ended November 30, 2013, 2012 and 2011, respectively.

Comprehensive income.  In addition to net income, comprehensive income includes charges or credits to equity that are not the result of transactions with shareholders. For the Company, this includes unrealized gains and losses on forward foreign currency contracts and foreign currency options. The Company has included components of comprehensive income within the Consolidated Statements of Shareholders’ Equity and Comprehensive Income.

Revenue recognition.  Revenue from product sales is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer.

Certain product sales, primarily for the Capital Equipment segment, include customer acceptance provisions. For products produced according to the Company’s published specifications and where no substantive customer acceptance provisions exist, revenue is recognized when title passes to the customer, generally on delivery. For products produced according to a particular customer’s specifications, revenue is recognized when the product has been tested and it has been demonstrated that it meets the customer’s specifications and title passes to the customer. For new products, new applications of existing products or for products with substantive customer acceptance provisions where performance cannot be fully assessed prior to meeting customer specifications at the customer site, revenue is recognized upon receipt of final customer acceptance.

In certain instances, the Company requires advanced deposits for a portion of the sales price in advance of shipment. These amounts are recorded as deferred revenue until the revenue recognition criteria above are met.

A number of the Company’s contracts for the supply of products have included payments upon the achievement of milestones for Non-Recurring Engineering (“NRE”) during the product development phase. For those contracts where we determine that the product development phase constitutes a separate earnings process revenue relating to the NRE payments is recognized upon the achievement of the applicable milestones. Other NRE payments and up-front fees received on execution of a contract are recognized over the estimated period of product shipments. Revenue related to NRE payments which was recognized on the achievement of substantive milestones amounted to approximately $7,105, $1,581 and $987 in the years ended November 30, 2013, 2012 and 2011 respectively.

Research and development.  Amounts spent by the Company for research and development efforts are recorded as research and development expenses when incurred.

Warranty expense.  The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. During the years ended November 30, 2013, 2012 and 2011, warranty expense was $2,267, $2,996 and $3,780 respectively.

Shipping and handling costs.  Shipping and handling costs charged to customers are included in revenues and the associated expense is recorded in cost of revenues for all periods presented.

Advertising.  Advertising costs are expensed as incurred and amounted to $168, $52 and $31during the years ended November 30, 2013, 2012 and 2011, respectively.

Pensions and 401(k) plan.  Retirement benefits are provided for U.K. and Malaysian employees by defined contribution pension plans whereby the assets of the plans are held separately from those of the Company and are independently administered. The Company also makes contributions to a 401(k) savings plan for U.S. employees. Contributions by the Company to defined contribution pension plans are charged to income as they become payable and amounted to $4,939, $4,962 and $5,088 during the years ended November 30, 2013, 2012 and 2011, respectively.

Equity compensation.  The Company accounts for employee equity awards under the fair value method. Accordingly, the Company measures equity compensation at the grant date based on the fair value of the award. Equity compensation is based on the graded vesting of the share-based award, adjusted for expected forfeitures.

In the three years ended November 30, 2013 the Company’s share based awards were primarily in the form of Restricted Stock Units (“RSUs”). The valuation of these awards is based on the share price on the date of grant and requires the estimate of forfeiture levels and the achievement of performance conditions.

The Company uses the Black-Scholes option pricing model as the method of valuation for share option grants under the Company’s share purchase plans.

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

We recognize the tax liability for uncertain income tax positions using the two step method set out in accounting guidance. Firstly we assess whether each income tax position is “more likely than not” to be sustained on audit, including resolution of related appeals or litigation process, if any. Secondly, for each income tax position that meets the “more likely than not” recognition threshold, the Company then assesses the largest amount of tax benefit that is greater than 50% likely of being realized upon effective settlement with the tax authority.

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

Software Development Cost.  Costs related to internally developed software and software purchased for internal use are capitalized. Capitalized software is included in property, plant and equipment and is depreciated between two and seven years when development is complete, and amounted to $697, $1,746 and $1,660 for the years ended November 30, 2013, 2012 and 2011 respectively.

Goodwill and purchased intangible assets.  Purchased intangible assets with identifiable lives are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the estimated economic lives of the respective assets. Under the provisions of the accounting guidance, goodwill and intangible assets with indefinite lives are not amortized, but instead are tested for impairment at least annually or more frequently if impairment indicators arise. The Company will determine whether it is appropriate to to use qualitative factors to establish that it is more likely than not that the fair value of a reporting unit greater than its carrying amount. If qualitative assessment is not appropriate then impairment of goodwill is tested quantitatively using a two-step approach at the reporting unit level. The first step requires comparison of the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using the discounted cash flows approach which utilizes market data including the Company’s market value. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment. The second step involves determining the implied fair value of goodwill for each reporting unit. Any excess carrying amount of goodwill over the fair value determined in the second step will be recorded as a goodwill impairment loss.

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

The Company recognizes all derivatives as either assets or liabilities in the consolidated balance sheet at fair value. The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking hedge transactions. This documentation includes linking all derivatives to specific forecasted cash flows. The Company also formally assesses both at the hedge’s inception and on an ongoing basis whether the derivatives used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods.

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

Fair Value Measurements.  The fair value of the Company’s financial instruments other than derivative financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate cost because of their short maturities. The fair value of the Company’s forward foreign exchange contracts and options is based on foreign currency spot rates and forward rates quoted by banks.

Concentration of credit risk.  Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are placed with up to three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Two customers, each with balances greater than 10% of total accounts receivable, represented 58% and 60% of the total accounts receivable balance at November 30, 2013 and 2012, respectively. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

Revenues of the Enterprise Data Storage Solutions segment include revenue from four customers accounting for 25%, 20%, 12% and 11% of the Company’s revenues in the year ended November 30, 2013, three customers accounting for 38%, 19% and 15% of the Company’s revenues in the year ended November 30, 2012 and three customers accounting for 42%, 22% and 13% of the Company’s revenues in the year ended November 30, 2011. Revenues of the HDD Capital equipment segment include revenue from one customer accounting for 11% of the Company’s revenues in the year ended November 30, 2013. No other customer accounted for more than 10% of revenues.

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

Recent accounting pronouncements

In July, 2013, the FASB issued ASU No. 2013-11,  Income Taxes (ASC Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists . The amendments in this ASU provide explicit guidance that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with limited exceptions. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013 and do not require new recurring disclosures. The adoption of this new guidance will be assessed as part of Seagate, but would not have had a material impact on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09 (ASC Topic 606) , Revenue from Contracts with Customers. The ASU outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. It also requires entities to disclose both quantitative and qualitative information that enable financial statements users to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The ASU would have been effective in the Company’s 2017 fiscal year. The impact, if any, of ASU 2014-09 will be assessed as part of Seagate Technology.

3.                                      Net earnings per share

Basic net earnings per share is computed by dividing net income by the weighted average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period.

	Number of common shares
	Year Ended November 30,
	2013	2012	2011
Total weighted average common shares—basic	27,463	27,513	29,605
Dilutive effect of share options	—	16	60
Dilutive effect of restricted stock units	412	670	966
Total weighted average common shares—diluted	27,875	28,199	30,631

4.                                      Restructuring costs

During the year ended November 30, 2013 the Company carried out a cost reduction program in response to reduced customer demand. This included a compulsory headcount reduction program. The Company reduced its overall employee numbers by 216, or approximately 11%. The cost of employee terminations totaled $3,672. Of this amount $3,028 was paid in the year ended November 30, 2013 and the remaining amount will be paid in the year ending November 30, 2014.

During the year ended November 30, 2012 the Company carried out a cost reduction program in response to reduced customer demand. This included a compulsory headcount reduction program. The Company reduced its overall employee numbers by 264, or approximately 13%. The cost of employee terminations totaled $3,520. Of this amount $2,484 was paid in the year ended November 30, 2012 and the remaining amount was paid in the year ending November 30, 2013. In addition the Company recorded an expense of $600 for the cost of retiring assets associated with leased properties. This amount was paid in the year ending November 30, 2013.

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

5.                                      Acquisitions and intangible assets

Intangible asset purchases in the year ended November 30, 2013

During the year ended November 30, 2013, the Company acquired software for a cash purchase price of $1,300. This amount has been allocated to intangible assets as software to be amortized over five years.

Acquisition of business and intangible asset purchases in the year ended November 30, 2011

During the year ended November 30, 2011, the Company completed an acquisition for a cash purchase price totaling $6,130. The Company has estimated the fair values of the acquired assets and liabilities and the allocation of the purchase price to intangible assets.

Pro forma operating results have not been presented for the acquisition because the acquisition was not material to the Company. Goodwill of $2,805 has been recognized on this transaction. $425 has been allocated to tangible assets and $2,900 to intangible assets as developed technology to be amortized over five years. The intangible assets are expected to be deductible for tax purposes.

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

Goodwill

The changes in the carrying amount of goodwill for the years ended November 30, 2013, 2012 and 2011 are as follows:

	Enterprise Data Storage Solutions	HDD Capital Equipment	Total
Balance at November 30, 2010	$794	$2197	$2991
Acquisition of business	$—	$2,805	$2,805
Additional contingent consideration	$—	$1,304	$1,304
Balance at November 30, 2011	$794	$6,306	$7,100
Balance at November 30, 2012	$794	$6,306	$7,100
Additional contingent consideration	$56	$—	$56
Balance at November 30, 2013	$850	$6,306	$7,156

Identified intangible assets

Identified intangible assets balances are summarized as follows:

	November 30, 2013
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$700	$324	$376
Patents and core technology	10,000	6,103	3,897
In Process Research and Development	2,100	840	1,260
Software	2,500	915	1,585
Total	$15,300	$8,182	$7,118

	November 30, 2012
	Gross Assets	Accumulated Amortization	Net Assets
Existing technology	$700	$184	$516
Patents and core technology	10,000	5,041	4,959
In Process Research and Development	2,100	420	1,680
Software	1,200	480	720
Total	$14,000	$6,125	$7,875

Fully amortized intangible assets with a recorded cost of $9,900 were removed from the intangible assets register during the year ended November 30, 2012.

The Company expects to record amortization of these intangible assets in its statements of operations as follows:

Amortization
2014	$2,227
2015	2,184
2016	1,847
2017	$357

Impairment of goodwill and intangible assets

The Company carried out its annual goodwill test at November 30, 2013. The Company determined, based on carrying out the first step of the two step impairment test set out in accounting guidance, that the fair value of its HDD Capital Equipment and Enterprise Data Storage Solutions reporting units were greater than their carrying values and therefore no impairment of goodwill was recorded.  The first step of the impairment test required comparison of the carrying value of reporting units, including goodwill, with the fair market value of the reporting unit. This test is carried out at the reporting unit level which the Company determined to be consistent with its two business segments above. The fair values of the reporting unit were determined through the discounted cash flow approach. The discounted cash flows were based on assumptions consistent with the strategic plan used to manage the underlying business. The Company made adjustments to the cash flows and discount rate to reflect the fair value of the reporting units implied by the Company’s share price after allowing for a control premium. The valuation, incorporating these adjustments, was based on a seven year cash flow model with a long term growth rate of 1%, a discount rate of 16% and a terminal value based on comparable company multiples. The calculated fair value of the reporting unit showed significant headroom over the carrying value.

As part of its cost reduction exercise in 2011, carried out in response to the reduction in demand for HDD Capital Equipment products, the Company decided to cease expenditure on development of certain products, including the developed technology purchased as part of an acquisition in December 2010. This was due to the Company’s assessment that there was a reduced likelihood of achieving significant revenues from the related product. The Company therefore determined that the carrying value of this developed technology was less than its fair value and recorded an impairment of $2,200 at November 30, 2011.

6.                                      Inventories

	November 30,
	2013	2012
Finished goods	$36,755	$30,456
Work in progress	28,766	33,202
Raw materials	66,706	107,947
	$132,227	$171,605

7.                                      Property, Plant and Equipment, Net

	November 30,
	2013	2012
Land	$1,421	$1,421
Buildings and leasehold improvements	17,622	16,250
Machinery and equipment	138,822	139,342
	157,865	157,013
Accumulated depreciation	(116,270)	(116,819)
	$41,595	$40,194

Depreciation expense during the years ended November 30, 2013, 2012 and 2011 was $15,760, $17,936 and $19,405 respectively. For the years ended November 30, 2013, 2012 and 2011 the Company disposed of fully-depreciated machinery and equipment with a recorded cost of $16,309, $4,158 and $5,927 respectively.

8.                                      Income Taxes

The provision (benefit) from income taxes is comprised as follows:

		Year Ended November 30,
		2013	2012	2011
U.K.	Current	$—	$—	$—
U.S.	Current	2,608	1,941	1,604
Other jurisdictions	Current	315	178	40
	Deferred	16,330	(2,517)	1,432
Total		$19,253	$(398)	$3,076

The significant components of deferred tax assets and liabilities included in the Consolidated Balance Sheets are:

	November 30,
	2013	2012
Deferred tax assets:
U.K. net operating loss carryforwards	$14,262	$8,929
U.S. net operating loss carryforwards	4,235	5,263
Other net operating loss carryforwards	2,256	2,131
Timing difference on equity compensation	2,274	4,100
Property, plant and equipment	4,375	4,619
Timing differences on inventory	2,142	2,228
Forward foreign exchange contracts	—	—
Other deferred tax assets	181	102
Less: valuation allowance	(21,056)	(2,131)
Total deferred tax assets	8,669	25,241
Deferred tax liabilities
Forward foreign exchange contracts	(424)	(265)
Intangible assets	(900)	(819)
Net deferred tax assets	$7,345	$24,157

Current	$762	$228
Non-current	$6,583	$23,929

At November 30, 2013 the Company has recorded a valuation allowance of $18,800 against U.K. deferred tax assets with an amount of $19,200 being recorded as an income tax provision offset by $400 recorded in Accumulated Other Comprehensive Income. This valuation allowance relates to U.K. tax losses, timing differences related to property, plant and equipment and other timing differences the utilization of which is no longer probable as a result of the legal and tax structure of the overall group, the recording of cumulative losses in the Company’s U.K. subsidiary over the last three years, forecast performance of the subsidiary in the future, together with certain tax concessions in the U.K. across this time frame, particularly related to R&D tax credits.

In the United Kingdom, tax operating loss carryforwards have no expiration date. The utilization of tax operating loss carryforwards is, however, restricted to the taxable income of the subsidiary generating the losses. A change in ownership of the Company can also prevent the Company utilizing the carryforwards. As part of the acquisition of nStor Technologies in 2005 the Company acquired operating loss carryforwards of nStor Technologies Inc. in the United States. These are subject to an annual limitation, could be subject to further more restrictive annual limitations if certain substantial changes in the ownership of the Company occur and will expire on various dates beginning in 2018, if not utilized. The Company has recorded a deferred tax asset relating to these loss carryforwards of $4,235 at November 30, 2013.

Deferred tax liabilities arising from temporary differences related to investments in foreign subsidiaries have not been recognized because the Company consider overseas earnings to have been permanently reinvested in the relevant subsidiary. Therefore the repatriation of these earnings has been postponed indefinitely. Determination of the amount of the unrecognized deferred tax liability is not practical.

At November 30, 2013 the Company recorded other net operating loss carryforwards in respect of its activities in Singapore and Japan of $2,256, together with a full valuation allowance against these deferred tax assets. These loss carryforwards can be utilized against future trading profits of the activities being carried on in these two locations, subject to the availability of such profits. At November 30, 2013 the Company’s forecast for its activities in these locations does not make it more likely than not that these deferred tax assets will be utilized.

Included in deferred tax assets at November 30, 2013 are amounts totaling $2,131 related to the Company’s Malaysia operations. As a result of certain employment and capital investment actions undertaken by the Company, income from activities in Malaysia was substantially exempt from income taxes until May 2012. This beneficial tax status applied separately to the Company’s two operating segments. The exemption relating to Enterprise Data Storage Solutions products ends in 2017 whereas the exemption relating to HDD Capital Equipment products ended in May 2012. The Company is seeking to obtain future incentives to extend the beneficial arrangements for both product groups. If the incentive is renewed the recording of this asset will be reversed and a tax expense of this amount recorded. While the incentive has not been renewed the Company is recording a tax expense of approximately 25% on income of the Malaysia operations related to HDD Capital Equipment products.

The Company records equity compensation expense using the fair value method, beginning on the grant date. The tax deduction for equity compensation only arises when the related share award is vested, which occurs later than the grant date. This timing difference has resulted in the recording of a net deferred tax asset of $2,274 and $4,100 before valuation allowances at November 30, 2013 and November 30, 2012, respectively. The amount of any benefit realized from this asset is dependent on future share price movements over the next four fiscal years as the awards vest. The Company anticipates recording any variation to the value of this asset as an adjustment to Additional Paid in Capital (“APIC”). For the years ended November 30, 2013 and November 30, 2012 the Company recorded charges to APIC of $713 and $146 respectively. The Company has elected to adopt the short-form method to calculate its pool of windfall tax benefits, as of December 1, 2005. Authoritative accounting guidance prohibits the recognition of net operating losses generated by windfall tax benefits. The Company has elected to adopt an accounting policy where windfall tax benefits are recognized in APIC only if an incremental benefit is provided after considering all other tax attributes presently available to the Company. The tax benefit not recognized in APIC totals $1,521 at November 30, 2013 and $1,750 at November 30, 2012.

The applicable statutory rate of tax in Bermuda was zero for each of the years ended November 30, 2013, 2012 and 2011. For purposes of reconciliation between the provision for (benefit from) income taxes at the statutory rate and the effective tax rate, a notional U.K. rate is applied as follows:

	Year Ended November 30,
	2013	2012	2011
Provision (benefit) for income taxes at corporation tax rate	23.0%	24.0%	26.0%
Adjustment in respect of prior years	17.6	(8.4)	1.8
Other nondeductible expenses	3.1	0.1	(0.3)
Research and development tax credits	94.7	(26.2)	(13.6)
Effect of change in U.K. tax rate	(144.6)	6.8	3.3
Tax differentials on foreign income	(9.5)	(3.9)	(2.2)
Other valuation allowances	(975.8)	1.4	2.2
Movement in unrecognized tax benefits	8.2	3.9	(7.1)
Provision (benefit) for income taxes	(983.3)%	(2.3)%	10.1%

The enacted U.K. corporation tax rate reduced 27% to 26% in the year ended November 30, 2011, to 24% in the year ended November 30, 2012 and to 23% in the year ended 30 November 2013. Furthermore, the rate will be reduced to 21% on April 1, 2014 and 20% on April 1, 2015. The U.K. deferred tax asset is not expected to unwind before April 1, 2015 and therefore the U.K. deferred tax asset has been calculated at the rate of 20%, before valuation allowances.

The components of income before income taxes are:

	Year Ended November 30,
	2013	2012	2011
U.K.	$(18,329)	$7,536	$17,937
U.S.	8,090	6,000	8,726
Malaysia	7,497	5,376	8,702
Other	784	(1,650)	(3,992)
Total	$(1,958)	$17,262	$31,373

The income tax benefit attributable to the beneficial tax status in Malaysia was estimated to be $1,774 ($0.06 per share, basic and diluted), $2,002 ($0.07 per share, diluted) and $2,176 ($0.07 per share, diluted) during the years ended November 30, 2013, 2012 and 2011, respectively.

The following table summarizes the activity related to the Company’s gross unrecognized tax benefits:

	Year Ended November 30,
	2013	2012
Balance of unrecognized tax benefits at December 1	$4,301	$3,859
Gross increase for tax positions taken during a prior period	—	29
Gross decrease for tax positions taken during a prior period	(106)	(60)
Gross increase for tax positions taken during the current period	872	810
Settlements	(247)	(147)
Reductions as a result of a lapse of the applicable statute of limitations	(1,080)	(190)
Balance of unrecognized tax benefits at November 30	$3,740	$4,301

At November 30, 2013, $2,801 of the unrecognized tax benefit would affect the effective tax rate, if recognized and $939 would not affect the effective tax rate, if recognized.

At November 30, 2013 and 2012 the Company had accrued in current tax approximately $200 and $150 respectively for the payment of interest and penalties relating to unrecognized tax benefits.

The Company’s subsidiaries are subject to income tax in the U.K. and the U.S. Federal jurisdiction as well as other state and foreign jurisdictions. During the period ended November 30, 2013 a tax authority enquiry into the Company’s U.K. income tax return for fiscal year 2011 was opened and is ongoing. During the period ended November

30, 2012 a tax authority enquiry into the Company’s U.K. income tax return for fiscal year 2010 was opened and is ongoing. During the period ended November 30, 2011 a tax authority enquiry into the Company’s U.K. income tax return for fiscal year 2007 was concluded without adjustment. The income tax returns for fiscal years 2012 and 2013 remain open to examination. The Company does not expect the total gross amounts of unrecognized tax benefits will significantly increase or decrease within the next 12 months. The Company’s U.S. Federal and state income tax returns for fiscal years 2009 through fiscal year 2013 remain open to examination. In addition, the Company files tax returns in multiple other foreign taxing jurisdictions and generally is not subject to tax examination in these jurisdictions for fiscal years prior to 2007.

9.                                      Equity compensation plans

During the three years ended November 30, 2013 the Company’s share based awards have primarily consisted of Restricted Stock Units (“RSUs”). The Company also granted share options in the year ended November 30, 2013. In addition, the Company operates an Employee Share Purchase Plan (“ESPP”) for U.S. employees and a Sharesave option plan for U.K. employees.

As of November 30, 2013, there were 3,855 shares authorized for future grants under all share plans.

Equity Compensation

The following table summarizes equity compensation expense related to share-based awards:

	Year ended November 30,
	2013	2012	2011
Equity compensation:
Cost of revenues	$224	$965	$824
Research and development	738	2,300	2,534
Selling, general and administrative	2,196	3,337	3,769
Total equity compensation	3,158	6,602	7,127
Related income tax benefit	$632	$1,518	$1,782

Restricted Stock Units

RSUs require that shares be awarded over four years from the date of grant, subject to continued service. The holders of RSUs are not entitled to receive dividends or dividend equivalents. The vesting of certain of these units is also subject to the achievement of certain performance conditions in the year of grant. The RSUs vest annually on February 1. An employee ceases to be entitled to the RSUs upon termination of their employment. Equity compensation expense related to RSUs of $2,543, $6,186 and $6,837 has been recorded in the years ended November 30, 2013, 2012 and 2011 respectively. The calculation of the number of units expected to vest is based on management’s assessment of achievement of the related performance conditions. Restricted stock units granted, exercised, canceled and expired are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested restricted stock units at November 30, 2010	2,073	$11.32	1.7
Granted	980	13.04
Vested	(659)	11.74
Cancelled/forfeited	(446)	11.36
Non-vested restricted stock units at November 30, 2011	1,948	$12.09	1.6
Granted	1,118	13.64
Vested	(544)	11.27
Cancelled/forfeited	(686)	13.31
Non-vested restricted stock units at November 30, 2012	1,836	$14.03	1.6
Granted	154	10.75
Vested	(533)	11.74
Cancelled/forfeited	(799)	15.99
Non-vested restricted stock units at November 30, 2013	658	$12.70	0.7
Non-vested restricted stock units expected to vest at November 30, 2013	623	$12.69	0.7	$6,432

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

Sharesave Plan activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2010	76	$15.66	2.1
Granted	190	8.25
Canceled/forfeited	(61)	15.57
Outstanding at November 30, 2011	205	$8.82	2.9
Granted	28	13.10
Canceled/forfeited	(62)	9.61
Outstanding at November 30, 2012	171	$9.23	2.0
Granted	28	9.88
Exercised	(5)	8.25
Canceled/forfeited	(11)	16.01
Outstanding at November 30, 2013	183	$8.95	1.4	298

There were no options exercisable at November 30, 2013, 2012 and 2011.

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

Options exercised and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2010	832	$12.42
Exercised	(301)	11.60
Canceled/forfeited	(5)	13.60
Outstanding at November 30, 2011	526	$12.81
Exercised	(71)	4.24
Canceled/forfeited	(11)	14.78
Outstanding at November 30, 2012	444	$14.14
Granted	250	10.84
Canceled/forfeited	(174)	10.16
Outstanding at November 30, 2013	520	$12.83	4.3	$2
Exercisable at November 30, 2011	526	$12.81
Exercisable at November 30, 2012	444	$14.14
Exercisable at November 30, 2013	320	$14.06	0.8	$2

The aggregate intrinsic value of options outstanding at November 30, 2013 is calculated as the difference between the market price of the underlying common share and the exercise price of the options. All of the outstanding options at November 30, 2013, had exercise prices that were higher than the $9.37 closing market price of the Company’s common shares on that date. The total intrinsic value of options exercised during the years ended November 30, 2013, 2012 and 2011 was $0, $693 and $731, respectively, determined as of the date of exercise. The total fair value of options that vested during all three years was $0. The total fair value of options that were forfeited during the years ended November 30, 2013, 2012 and 2011 was $1,102, $88 and $22, respectively.

The following table summarizes information about share options outstanding at November 30, 2013:

	Options Outstanding			Options Exercisable
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$9.65 - $10.84	203	9.3	$10.82	3	$9.65
$13.51 - $14.47	317	1.1	$14.11	317	$14.11
	520	4.3	$12.83	320	$14.06

ESPP

The Company also operates an employee stock purchase plan (“ESPP”), under which any eligible U.S. employee of the Company receives the rights to purchase the Company’s shares. A purchase right entitles a participant to purchase at the end of each year the number of common shares determined by dividing the participant’s accumulated payroll deductions in his or her plan account by the purchase price for that offering period. Generally, the per share purchase price is 85% of the lower of the fair market value of one common share on the first trading day of the offering period or the fair market value of such a share on the last trading day of the offering period. The payroll deductions may not exceed two hundred dollars per pay period per employee, and an employee may not purchase more than $25 of fair value of shares in any annual period. The ESPP terminates in December 2021.

ESPP activity was as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2010	26	$13.80	0.4
Granted	46	8.54
Canceled/forfeited	(26)	13.80
Outstanding at November 30, 2011	46	$8.54	0.4
Granted	51	12.36
Exercised	(39)	8.54
Canceled/forfeited	(7)	8.54
Outstanding at November 30, 2012	51	$12.36	0.4
Granted	26	8.78
Canceled/forfeited	(51)	12.36
Outstanding at November 30, 2013	26	$8.78	0.4	$40

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

Expected Volatility.  The volatility factor the Company used in the Black-Scholes option valuation model is based on the Company’s historical share prices.

Risk-Free Interest Rate.  The Company based the risk-free interest rate used in the Black-Scholes option valuation model on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected life of the award.

Expected Dividend Yield.  Prior to August 2011, the Company had never paid any cash dividends on its common shares and did not anticipate paying any cash dividends. Consequently, the Company used an assumption of a dividend yield of zero in the Black-Scholes option valuation model. For future grants a dividend yield of 3.00% would be used, based on the levels of dividends paid.

Expected Forfeitures.  The Company uses historical data to estimate pre-vesting option forfeitures. The Company records share-based compensation only for those awards that are expected to vest.

The fair value of the options was estimated at grant date using the following weighted average assumptions:

	Year ended November 30,
	2013	2012	2011
Risk-free interest rate	0.13%	0.16%	1.00%
Dividend yield	3.00%	2.30%	0.00%
Volatility	62%	42%	66%
Expected option life	4.0 years	1.5 years	1.5 years

At November 30, 2013, the Company had 1,352 non-vested share based awards that had a weighted average grant date fair value of $12.16. As of November 30, 2013, the Company had $2,460 of total unrecognized compensation cost related to non-vested share-based awards granted under all equity compensation plans. Total unrecognized compensation cost will be adjusted for any future changes in estimated forfeitures. The Company expects to recognize this cost over a weighted average period of 2.8 years.

10.                               Equity and dividends

The Company’s authorized share capital consists of three classes; 70,000 common shares; 1,000 preference shares; and 1,200 deferred shares. All shares have a par value of $0.01. As of November 30, 2013, there were 27,563 common shares outstanding. No other class of shares has been issued.

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

Preference shares—The Board is authorized to provide for the issuance of the preference shares in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof (and, for the avoidance of doubt, such matters and the issuance of such preference shares shall not be deemed to vary the rights attached to the common shares). As of November 30, 2013, there were no preference shares outstanding.

Deferred shares—While ever and whenever any shares of the Company of any other class are in issue: (a) Holders of deferred shares shall have no right to receive notice of general meetings nor shall deferred shares entitle the holder to any votes at general meetings of the Company; (b) deferred shares shall have no right to participate in any dividend or distribution and, on a return of capital shall entitle the holder to no rights other than to repayment of the par value thereof and then only once $1,000,000 per share has been paid to holders of all other classes of shares of the Company then in issue. As of November 30, 2013, there were no deferred shares outstanding.

Repurchases of Common Shares

The Company announced in March 2011 that it would recommence the share repurchase plan initially approved during the first quarter of 2008, and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50,000 of the outstanding shares following April 30, 2011. Under the plan the Company repurchased 3,602 shares at an aggregate cost of $32,290 in the year ended November 30, 2011 and 1,199 shares at an aggregate cost of $13,600 in the year ended November 30, 2012. No shares were repurchased in the year ended November 30, 2013.

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

In the year ended November 30, 2013 the Company declared four dividends totaling $2.30 per share with a total value of $62,234. These included a one-time, special cash dividend of $2.00 per common share.

11.                               Employee benefit trust

The Company operates an employee benefit trust. The trust holds 95 common shares in Xyratex Ltd, included in unissued shares at November 30, 2013. Shares held by this trust will be used to satisfy the exercise by employees of certain share options of the Company.

12.                               Financial Instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

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

The following table summarizes the foreign currency derivative contract activity:

Number of contracts
At November 30, 2011	31
Matured during the period	(31)
New contracts entered into during the period	34
At November 30, 2012	34
Matured during the period	(34)
New contracts entered into during the period	35
At November 30, 2013	35

The fair value of derivative instruments and their location in the consolidated balance sheet as of November 30, 2013 and November 30, 2012 were as follows:

Derivatives designated as hedging instruments:	Balance Sheet Location	November 30, 2013	November 30, 2012
Asset derivatives	Other current assets	$2,288	$1,313

The effect of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the year ended November 30, 2012 was as follows:

Derivatives in Cash Flow Hedging Relationships – Foreign exchange contracts	Gain (Loss) Recognized(1)	Gain (Loss) Reclassified(2)
Year ended November 30 2013	$1,699	$1,313
Year ended November 30 2012	$1,313	$(1,539)
Year ended November 30 2011	$(1,539)	$697

(1)                                 Amount recognized in AOCI (effective portion) net of tax of $0, $288 and $(632) respectively.

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

The following table shows derivatives existing as of November 30, 2013 and November 30, 2012:

	November 30,
Derivatives between U.K. pound and U.S. dollar	2013	2012
Nominal value of forward exchange contracts and options	$49,583	$50,232
Fair value of contracts—asset (liability)	$2,641	$932
Average rate of contract	$1.56	$1.57
Period end rate	$1.63	$1.60

	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2013	2012
Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts—asset (liability)	$(352)	$381
Average rate of contract	$0.31	$0.32
Period end rate	$0.31	$0.33

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

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of November 30, 2013 and at November 30, 2012 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	November 30, 2013		November 30, 2012
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset position	$2,288	$2,288	$1,313	$1,313

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

13.                               Commitments and Contingencies

Operating Lease Commitments.  Future minimum lease payments under non-cancelable operating lease agreements as of November 30, 2013 are as follows:

Year Ending November 30,
2014	5,465
2015	2,777
2016	1,782
2017	676
2018	—
Total minimum payments required	$10,700

Certain leases require the Company to pay property taxes, insurance and routine maintenance. Rent expense was $6,869, $8,518 and $8,221 for the years ended November 30, 2013, 2012 and 2011, respectively.

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

Product warranty.  The following table provides the changes in the product warranty accrual for the year ended November 30, 2013:

Amount of liability
Balance at November 30, 2010:	$5,585
Accruals for warranties issued during the year	3,780
Settlements made during the year	(4,437)
Balance at November 30, 2011:	$4,928
Accruals for warranties issued during the year	2,996
Settlements made during the year	(3,918)
Balance at November 30, 2012:	$4,006
Accruals for warranties issued during the year	2,267
Settlements made during the year	(3,311)
Balance at November 30, 2013:	$2,962

14.                               Supplemental Cash Flow Information

Cash paid for income taxes was $3,066, $2,032 and $2,572 for the years ended November 30, 2013, 2012 and 2011, respectively. Cash received from income tax refunds was $1,550, $0 and $0 for the years ended November 30, 2013, 2012 and 2011, respectively.

15.                               Segment Information

The Company reports its operations in two product segments—

Enterprise Data Storage Solutions and HDD Capital Equipment.

Description of the Company’s segments:

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

	Year Ended November 30,
	2013	2012	2011
Revenues:
Enterprise Data Storage Solutions	$655,184	$974,043	$1,324,547
HDD Capital Equipment	159,134	184,855	123,929
Total Segments	$814,318	$1,158,898	$1,448,476
Gross profit:
Enterprise Data Storage Solutions	$122,212	$155,326	$212,654
HDD Capital Equipment	49,093	41,475	10,242
Total Segments	171,305	196,801	222,896
Non cash equity compensation	(224)	(965)	(824)
Total	$171,081	$195,836	$222,072
Depreciation and amortization:
Enterprise Data Storage Solutions	$10,373	$9,799	$10,326
HDD Capital Equipment	2,925	6,949	8,854
Total Segments	13,298	16,748	19,180
Corporate	4,519	4,342	4,401
Total	$17,817	$21,090	$23,581

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

Geographic Information

	Americas	United Kingdom	Malaysia	Other	Total
Revenues (based on location at which the sale originated):
Year Ended November 30, 2013	$355,340	$133,618	$322,631	$2,729	$814,318
Year Ended November 30, 2012	$533,580	$235,352	$388,780	$1,186	$1,158,898
Year Ended November 30, 2011	$770,249	$248,296	$428,597	$1,334	$1,448,476
Long-lived assets (all non-current assets):
November 30, 2013	$8,475	$27,706	$15,554	$4,134	$55,869
November 30, 2012	$8,703	$28,891	$16,659	$916	$55,169
November 30, 2011	$8,967	$33,695	$19,618	$1,063	$63,343

16.                               Subsequent Events

The Company announced on December 23, 2013 that it had entered into a definitive agreement to be acquired by Seagate Technology plc under which Seagate would acquire all outstanding shares of Xyratex Ltd in an all-cash transaction valued at $13.25 per share, or a total of approximately $376 million (the “Merger”). On March 31, 2014, the Merger was consummated and Seagate Technology International, an indirect subsidiary of Seagate Technology plc, is now the sole shareholder of Xyratex Ltd. No adjustments are required to be made in these financial statements for the effects on the business of this transaction.